Exhibit 99.2

NOTICES OF MEETING

and

JOINT MANAGEMENT INFORMATION CIRCULAR

for the

SPECIAL MEETING OF SHAREHOLDERS OF
MOUNTAIN PROVINCE DIAMONDS INC.

and the

SPECIAL MEETING OF SHAREHOLDERS OF
KENNADY DIAMONDS INC.

each to be held on

April 9, 2018

DATED AS OF March 5, 2018

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

These materials are important and require your immediate attention. If you have questions or require assistance with voting your shares, you may contact our proxy solicitation agent:
Laurel Hill Advisory Group
North American Toll-Free Number: 1-877-452-7184
Collect Calls Outside North America: 416-304-0211
Email: assistance@laurelhill.com

March 5, 2018

Dear Shareholders of Mountain Province Diamonds Inc.:

It is my pleasure to extend to you, on behalf of the board of directors (the “Mountain Province Board”) of Mountain Province Diamonds Inc. (“Mountain Province”), an invitation to attend the special meeting (the “Mountain Province Meeting”) of the shareholders of Mountain Province (the “Mountain Province Shareholders”) to be held at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, Canada V6C 1B4 at 2:30 p.m. (Pacific Standard Time) on Monday, April 9, 2018.

The Arrangement

On January 28, 2018, Mountain Province entered into a definitive arrangement agreement (the “Arrangement Agreement”) with Kennady Diamonds Inc. (“Kennady”), whereby, subject to the terms and conditions of the Arrangement Agreement, Mountain Province will acquire all of the issued and outstanding common shares of Kennady (the “Kennady Shares”) pursuant to a statutory plan of arrangement (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario) (the “OBCA”).

Under the terms of the Arrangement, shareholders of Kennady (the “Kennady Shareholders”) (other than Mountain Province and any Kennady Shareholders validly exercising dissent rights) will receive 0.975 of a common share of Mountain Province (each such whole share, a “Mountain Province Share”) in exchange for each Kennady Share held at the effective time of the Arrangement.

On January 28, 2018, concurrently with the Arrangement Agreement, Kennady entered into an agreement with Mountain Province pursuant to which Mountain Province will provide financing to Kennady of up to $10,000,000 via an equity private placement of 4,000,000 Kennady Shares at $2.50 per Kennady Share in four equal tranches designed to coincide with the budget for Kennady’s current work program. The completion of the equity private placement is not conditional upon the completion of the Arrangement.

Shareholder Vote

At the Mountain Province Meeting, Mountain Province Shareholders will be asked to consider and, if deemed advisable, pass an ordinary resolution approving the issuance of up to 54,673,383 Mountain Province Shares (subject to variation due to rounding of fractional interests) in connection with the Arrangement, composed of up to 54,673,383 Mountain Province Shares to be issued to Kennady Shareholders (other than Mountain Province and any Kennady Shareholders validly exercising dissent rights) in exchange for their Kennady Shares pursuant to the Arrangement (the “Share Issuance Resolution”). To be effective, the Share Issuance Resolution must be approved at the Mountain Province Meeting by (i) at least a majority of the votes cast on the Share Issuance Resolution by the Mountain Province Shareholders present in person or represented by proxy and entitled to vote at the Mountain Province Meeting, and (ii) at least a majority of the votes cast on the Share Issuance Resolution by the Minority Mountain Province Shareholders (as defined in the accompanying Circular (as defined herein)) present in person or represented by proxy and entitled to vote at the Mountain Province Meeting.

The accompanying notice of special meeting of Mountain Province Shareholders (the “Mountain Province Notice of Meeting”) and accompanying joint management information circular dated March 5, 2018 (the “Circular”) provide a description of the Arrangement, and include certain additional information to assist you in considering how to vote on the Share Issuance Resolution. You are urged to read this information carefully and, if you require assistance, to consult your tax, financial, legal or other professional advisors.

(1)

Mountain Province Shareholders holding, in the aggregate, approximately 24.3% of the outstanding Mountain Province Shares as of January 28, 2018 have entered into voting and support agreements with Kennady agreeing to support the Arrangement and vote their Mountain Province Shares in favour of the Share Issuance Resolution, subject to certain exceptions.

Mountain Province Special Committee Recommendation

After careful consideration, including a thorough review of the Arrangement Agreement and receiving the oral fairness opinion (subsequently confirmed in writing) of RBC Capital Markets delivered to the special committee of independent directors of Mountain Province (the “Mountain Province Special Committee”), as well as a thorough review of other matters, including those discussed in the accompanying Circular, the Mountain Province Special Committee unanimously determined that the Arrangement is in the best long-term interests of Mountain Province. Accordingly, the Mountain Province Special Committee unanimously recommended that the Mountain Province Board approve the Arrangement and enter into the Arrangement Agreement.

Mountain Province Board Recommendation

After careful consideration, the Mountain Province Board (other than Mr. Comerford, who, having declared a potential conflict of interest in the matters being considered, was not present and did not vote on the Arrangement) has determined, upon the recommendation of the Mountain Province Special Committee and consultation with its legal and financial advisors, and based in part on an oral fairness opinion (subsequently confirmed in writing) received by the Mountain Province Special Committee from RBC Capital Markets as described in the accompanying Circular, that the Arrangement is in the best long-term interests of Mountain Province and the Mountain Province Shareholders, and unanimously recommends that Mountain Province Shareholders vote FOR the Share Issuance Resolution. The determination of the Mountain Province Board (other than Mr. Comerford, who, having declared a potential conflict of interest in the matters being considered, was not present and did not vote on the Arrangement) is based on various factors described more fully in the accompanying Mountain Province Notice of Meeting and Circular.

We recommend that you review in detail the full reasons for the Mountain Province recommendation and the Kennady recommendation, which are set out in the accompanying Circular under the headings “Reasons for the Mountain Province and Mountain Province Special Committee Recommendations” and “Reasons for the Kennady Board and Kennady Special Committee Recommendations”.

Vote your Mountain Province Shares Today FOR the Share Issuance Resolution.

Your vote is very important regardless of the number of Mountain Province Shares you own. If you are a registered Mountain Province Shareholder (i.e., your name appears on the register of the Mountain Province Shares maintained by or on behalf of Mountain Province) and you are unable to attend the Mountain Province Meeting in person, we encourage you to complete, sign, date and return the accompanying Mountain Province Proxy so that your Mountain Province Shares can be voted at the Mountain Province Meeting (or at any adjournments or postponements thereof) in accordance with your instructions. To be effective, the enclosed Mountain Province Proxy must be received by Mountain Province’s transfer agent, Computershare Investor Services Inc. (according to the instructions on the proxy), not later than 2:30 p.m. (Pacific Standard Time) on Thursday, April 5, 2018, or not later than 48 hours (other than a Saturday, Sunday or holiday) immediately preceding the time of the Mountain Province Meeting (as it may be adjourned or postponed from time to time). The deadline for the deposit of proxies may be waived or extended by the Chair of the Mountain Province Meeting at their discretion, without notice.

If you hold Mountain Province Shares through a broker, custodian, nominee or other intermediary, you should follow the instructions provided by your intermediary to ensure your vote is counted at the Mountain Province Meeting.

Conditions

Subject to obtaining the requisite approvals of the Mountain Province Shareholders, the Kennady Shareholders and the Ontario Superior Court of Justice (Commercial List), it is anticipated that the Arrangement will be completed as soon as practicable following receipt of the final order of the Ontario Superior Court of Justice (Commercial List),

(2)

which is expected to be obtained on or about April 11, 2018, and following the satisfaction or waiver of all other conditions precedent to the Arrangement.

The accompanying Circular contains a detailed description of the Arrangement, as well as detailed information regarding Mountain Province and Kennady and certain pro forma and other information regarding the combined company after giving effect to the Arrangement.

Shareholder Questions

If you have any questions or need assistance in your consideration of the Share Issuance Resolution, or with the completion and delivery of your proxy, please contact Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at: 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Collect Outside North America); or by email at: assistance@laurelhill.com.

On behalf of Mountain Province, I would like to thank all Mountain Province Shareholders for their continuing support.

Yours truly,

“David Whittle”

David Whittle

Director, Interim President and Chief Executive Officer

Vote using the following methods prior to the Meeting.

Registered Shareholders
Shares held in own name and represented by a physical certificate.

Beneficial Shareholders
Shares held with a broker, bank or other intermediary.

Internet www.investorvote.com www.proxyvote.com	Telephone or Fax Telephone: 1-866-732-8683 Fax: 1-866-249-7775 Call or fax to the number(s) listed on your voting instruction form	Mail Return the form of proxy in the enclosed postage paid envelope. Return the voting instruction form in the postage paid enclosed envelope.

(3)

March 5, 2018

Dear Shareholders of Kennady Diamonds Inc.:

It is my pleasure to extend to you, on behalf of the board of directors (the “Kennady Board”) of Kennady Diamonds Inc. (“Kennady”), an invitation to attend the special meeting (the “Kennady Meeting”) of the shareholders of Kennady (the “Kennady Shareholders”) to be held at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, Canada V6C 1B4, at 1:00 p.m. (Pacific Standard Time) on Monday, April 9, 2018.

The Arrangement

On January 28, 2018, Mountain Province Diamonds Inc. (“Mountain Province”) entered into a definitive arrangement agreement (the “Arrangement Agreement”) with Kennady, whereby, subject to the terms and conditions of the Arrangement Agreement, Mountain Province will acquire all of the issued and outstanding common shares of Kennady (the “Kennady Shares”) pursuant to a statutory plan of arrangement (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario) (the “OBCA”).

Under the terms of the Arrangement, shareholders of Kennady (the “Kennady Shareholders”) (other than Mountain Province and any Kennady Shareholders validly exercising dissent rights) will receive 0.975 of a common share of Mountain Province (the “Arrangement Consideration”) (each such whole share, a “Mountain Province Share”) in exchange for each Kennady Share held.

The Arrangement Consideration represents consideration to Kennady Shareholders of $3.46 per Kennady Share based on the pre-announcement closing price of $3.55 per Mountain Province Share on the TSX as at January 26, 2018 (being the last trading day prior to the announcement of the Arrangement). This value implies an approximate 26% premium to the pre-announcement closing price of Kennady Shares on January 26, 2018, and an approximate 15% premium to Kennady Shares based on the 20-day volume weighed average price of Mountain Province Shares on the TSX and Kennady Shares on the TSXV ending January 26, 2018.

On January 28, 2018, concurrently with the Arrangement Agreement, Kennady entered into an agreement with Mountain Province pursuant to which Mountain Province will provide financing to Kennady of up to $10,000,000 via an equity private placement of 4,000,000 Kennady Shares at $2.50 per Kennady Share in four equal tranches designed to coincide with Kennady’s budget for the current work program. The completion of the equity private placement is not conditional upon the completion of the Arrangement.

Shareholder Vote

At the Kennady Meeting, the Kennady Shareholders will be asked to consider and, if deemed advisable, pass a special resolution approving the Arrangement (the “Arrangement Resolution”). To be effective, the Arrangement Resolution must be approved at the Kennady Meeting by (i) at least 66 ⅔% of the votes cast on the Arrangement Resolution by the Kennady Shareholders present in person or represented by proxy and entitled to vote at the Kennady Meeting, and (ii)       at least a majority of the votes cast on the Arrangement Resolution by the Minority Kennady Shareholders (as defined in the accompanying joint management information circular dated March 5, 2018 (the “Circular”)) present in person or represented by proxy and entitled to vote at the Kennady Meeting.

Kennady Shareholders holding, in the aggregate, approximately 28.6% of the outstanding Kennady Shares as of January 28, 2018 have entered into voting and support agreements with Mountain Province agreeing to support the Arrangement and vote their Kennady Shares in favour of the Arrangement Resolution, subject to certain exceptions.

The accompanying notice of special meeting of Kennady Shareholders (the “Kennady Notice of Meeting”) and accompanying Circular provide a description of the Arrangement and include certain additional information to assist you in considering how to vote on the Arrangement Resolution. You are urged to read this information carefully and, if you require assistance, to consult your tax, financial, legal or other professional advisors.

(1)

Kennady Special Committee Recommendation

After careful consideration, including a thorough review of the Arrangement Agreement and receiving the oral fairness opinion (subsequently confirmed in writing) of Haywood Securities Inc. delivered to the special committee of independent directors of Kennady (the “Kennady Special Committee”), as well as a thorough review of other matters, including those discussed in the accompanying Circular, the Kennady Special Committee unanimously determined that the Arrangement is in the best interests of Kennady. Accordingly, the Kennady Special Committee unanimously recommended that the Kennady Board approve the Arrangement and enter into the Arrangement Agreement and that the Kennady Board recommend that Kennady Shareholders vote in favour of the Arrangement Resolution.

Kennady Board Recommendation

After careful consideration, the Kennady Board (other than Mr. Comerford and Dr. Moore, who, having declared a potential conflict of interest in the matters being considered, were not present and did not vote on the Arrangement) has determined, upon the recommendation of the Kennady Special Committee and consultation with its legal and financial advisors, and based in part on an oral fairness opinion (subsequently confirmed in writing) received by the Kennady Special Committee from Haywood Securities Inc., as described in the accompanying Circular, that the Arrangement is in the best interests of Kennady and unanimously recommends that Kennady Shareholders vote FOR the Arrangement Resolution. The determination of the Kennady Board (other than Mr. Comerford and Dr. Moore, who, having declared a potential conflict of interest in the matters being considered, were not present and did not vote on the Arrangement) is based on various factors described more fully in the accompanying Kennady Notice of Meeting and the accompanying Circular.

Vote Your Kennady Shares Today FOR the Arrangement Resolution

Your vote is very important regardless of the number of Kennady Shares you own. If you are a registered Kennady Shareholder (i.e., your name appears on the register of the Kennady Shares maintained by or on behalf of Kennady) and you are unable to attend the Kennady Meeting in person, we encourage you to complete, sign, date and return the accompanying Kennady Proxy so that your Kennady Shares can be voted at the Kennady Meeting (or at any adjournments or postponements thereof) in accordance with your instructions. To be effective, the enclosed Kennady Proxy must be received by Kennady’s transfer agent, Computershare Investor Services Inc. (according to the instructions on the proxy), not later than 1:00 p.m. (Pacific Standard Time) on Thursday, April 5, 2018, or not later than 48 hours (other than a Saturday, Sunday or holiday) immediately preceding the time of the Kennady Meeting (as it may be adjourned or postponed from time to time). The deadline for the deposit of proxies may be waived or extended by the Chair of the Kennady Meeting at his discretion, without notice.

If you hold Kennady Shares through a broker, custodian, nominee or other intermediary, you should follow the instructions provided by your intermediary to ensure your vote is counted at the Kennady Meeting and should arrange for your intermediary to complete the necessary steps to ensure that you receive payment for your securities as soon as possible following completion of the Arrangement.

If you are a Registered Kennady Shareholder (as defined in the accompanying Circular), we encourage you to complete, sign, date and return the enclosed Letter of Transmittal (printed on YELLOW PAPER) (the “Letter of Transmittal”) in accordance with the instructions set out therein and in the Circular, together with the certificate(s) representing your Kennady Shares, if applicable, to the Depositary (as defined in the accompanying Circular) at the address specified in the Letter of Transmittal. The Letter of Transmittal contains other procedural information relating to the Arrangement and should be reviewed carefully.

Conditions

Subject to obtaining the requisite approvals of the Kennady Shareholders, the Kennady Shareholders and the Ontario Superior Court of Justice (Commercial List), it is anticipated that the Arrangement will be completed as soon as practicable following receipt of the final order of the Ontario Superior Court of Justice (Commercial List), which is expected to be obtained on or about April 11, 2018, and following the satisfaction or waiver of all other conditions precedent to the Arrangement.

(2)

The accompanying Circular contains a detailed description of the Arrangement, as well as detailed information regarding Kennady and Mountain Province and certain pro forma and other information regarding the combined company after giving effect to the Arrangement (as defined in the accompanying Circular). It also includes certain risk factors relating to Kennady, Mountain Province and the combined company assuming the completion of the Arrangement, and the potential consequences of a Kennady Shareholder exchanging Kennady Shares for Mountain Province Shares in connection with the Arrangement.

Shareholder Questions

If you have any questions or need assistance in your consideration of the Arrangement Resolution, or with the completion and delivery of your proxy, please contact Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at: 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Collect Outside North America); or by email at: assistance@laurelhill.com.

On behalf of Kennady, I would like to thank all Kennady Shareholders for their continuing support.

Yours truly,

“Rory Moore”

Dr. Rory Moore

Director, President and Chief Executive Officer

Vote using the following methods prior to the Meeting.

Registered Shareholders
 Shares held in own name and represented by a physical certificate.

Beneficial Shareholders
 Shares held with a broker, bank or other intermediary.

Internet www.investorvote.com www.proxyvote.com	Telephone or Fax Telephone: 1-866-732-8683 Fax: 1-866-249-7775 Call or fax to the number(s) listed on your voting instruction form	Mail Return the form of proxy in the enclosed postage paid envelope. Return the voting instruction form in the postage paid enclosed envelope.

(3)

NOTICE OF SPECIAL MEETING OF MOUNTAIN PROVINCE SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Mountain Province Meeting”) of shareholders (“Mountain Province Shareholders”) of Mountain Province Diamonds Inc. (“Mountain Province”) will be held at 2:30 p.m. (Pacific Standard Time) on Monday, April 9, 2018 at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, Canada V6C 1B4, for the following purposes:

(a)	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution (the “Share Issuance Resolution”), the full text of which is set out in Schedule “B” – “Resolutions to be Approved at the Mountain Province Meeting” to the accompanying joint management information circular dated March 5, 2018 (the “Circular”), to authorize and approve the issuance of up to 54,673,383 common shares of Mountain Province (“Mountain Province Shares”) (subject to variation due to rounding of fractional interests) in connection with the proposed acquisition by Mountain Province of all of the outstanding common shares (the “Kennady Shares”) of Kennady Diamonds Inc. (“Kennady”) in connection with the proposed plan of arrangement under Section 182 of the Business Corporations Act (Ontario) (the “Arrangement”) involving Mountain Province and Kennady to be completed pursuant to the terms and subject to the conditions of the arrangement agreement dated January 28, 2018 between Mountain Province and Kennady; and

(b)	to transact such other business as may properly be brought before the Mountain Province Meeting or any adjournment thereof.

Specific details of the matters proposed to be put before the Mountain Province Meeting are set forth in the Circular that accompanies this Notice of Meeting. The full text of the Share Issuance Resolution (being item (a) set out above) is set out in Schedule “B” – “Resolutions to be Approved at the Mountain Province Meeting” to the accompanying Circular. If the Arrangement is not completed, the Mountain Province Shares referred to in the Share Issuance Resolution will not be issued even if the Share Issuance Resolution is approved at the Mountain Province Meeting.

At the Mountain Province Meeting, Mountain Province Shareholders will be asked to consider and, if deemed advisable, pass the Share Issuance Resolution approving the issuance of up to 54,673,383 Mountain Province Shares (subject to variation due to rounding of fractional interests) in connection with the Arrangement, composed of up to 54,673,383 Mountain Province Shares to be issued to the holders of Kennady Shares (“Kennady Shareholders”) (other than Mountain Province and any Kennady Shareholders validly exercising dissent rights) in exchange for their Kennady Shares pursuant to the Arrangement.

Upon the recommendation of the special committee of independent directors of Mountain Province, the board of directors of Mountain Province (the “Mountain Province Board”) (other than Mr. Comerford, who, having declared a potential conflict of interest in the matters being considered, was not present and did not vote on the Arrangement) unanimously recommends that Mountain Province Shareholders vote in favour of the Share Issuance Resolution. It is a condition to the completion of the Arrangement that the Share Issuance Resolution be approved at the Mountain Province Meeting.

The record date (the “Mountain Province Record Date”) for determination of Mountain Province Shareholders entitled to receive notice of and to vote at the Mountain Province Meeting is the close of business on March 5, 2018. Only Mountain Province Shareholders whose names have been entered in the register of holders of Mountain Province

(1)

Shares on the close of business on the Mountain Province Record Date are entitled to receive notice of and to vote at the Mountain Province Meeting. Each Mountain Province Share entitled to be voted on each resolution at the Mountain Province Meeting will entitle the holder to one vote at the Mountain Province Meeting on all matters to come before the Mountain Province Meeting. The Share Issuance Resolution must be approved by (i) at least a majority of the votes cast on the Share Issuance Resolution by the Mountain Province Shareholders present in person or represented by proxy and entitled to vote at the Mountain Province Meeting, and (ii) at least a majority of the votes cast on the Share Issuance Resolution by the Minority Mountain Province Shareholders (as defined in the Circular) present in person or represented by proxy and entitled to vote at the Mountain Province Meeting.

A Mountain Province Shareholder may attend the Mountain Province Meeting in person or may be represented by proxy. Mountain Province Shareholders who are unable to attend the Mountain Province Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy (the “Mountain Province Proxy”) printed on WHITE PAPER for use at the Mountain Province Meeting or any adjournment thereof. To be effective, the proxy must be received by our transfer agent, Computershare Investor Services Inc., by mail: Computershare Investor Services Inc., Toronto Office, Proxy Department, at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1; by telephone: 1-866-732-8683; or online: www.investorvote.com not later than 2:30 p.m. (Pacific Standard Time) on Thursday, April 5, 2018 or 48 hours (other than a Saturday, Sunday or holiday) prior to the time to which the Mountain Province Meeting may be adjourned. Notwithstanding the foregoing, the Chair of the Mountain Province Meeting has the discretion to accept proxies received after such deadline.

If a Mountain Province Shareholder receives more than one form of proxy because such holder owns Mountain Province Shares registered in different names or addresses, each form of proxy should be completed and returned.

If you are a non-registered holder of Mountain Province Shares and have received these materials through your broker, custodian, nominee or other intermediary, please complete and return the form of proxy or voting instruction form provided to you by your broker, custodian, nominee or other intermediary in accordance with the instructions provided therein.

The Mountain Province Proxy confers discretionary authority with respect to: (i) amendments or variations to the matters of business to be considered at the Mountain Province Meeting; and (ii) other matters that may properly come before the Mountain Province Meeting. As of the date hereof, management of Mountain Province knows of no amendments, variations or other matters to come before the Mountain Province Meeting other than the matters set forth in this Mountain Province Notice of Meeting. Mountain Province Shareholders who are planning on returning the accompanying Mountain Province Proxy are encouraged to review the accompanying Circular carefully before submitting the proxy form. It is the intention of the persons named in the enclosed Mountain Province Proxy, if not expressly directed to the contrary in such proxy, to vote in favour of the Share Issuance Resolution.

If you have any questions or require any assistance in completing your proxy or voting instruction form, please contact Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at: 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Collect Outside North America); or by email at: assistance@laurelhill.com.

DATED at Toronto, Ontario, Canada, this 5th day of March, 2018.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ David Whittle
David Whittle
Director, Interim President and Chief Executive
Officer
Mountain Province Diamonds Inc.

(2)

NOTICE OF SPECIAL MEETING OF KENNADY SHAREHOLDERS

NOTICE IS HEREBY GIVEN that in accordance with the interim order of the Ontario Superior Court of Justice (Commercial List) (the “Court”) rendered March 5, 2018, as may be further varied and amended (the “Interim Order”), a special meeting (the “Kennady Meeting”) of shareholders (“Kennady Shareholders”) of Kennady Diamonds Inc. (“Kennady”) will be held at 1:00 p.m. (Pacific Standard Time) on Monday, April 9, 2018 at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, Canada V6C 1B4, for the following purposes:

(a)	to consider, pursuant to the Interim Order and, if deemed advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set out in Schedule “C” – “Resolutions to be Approved at the Kennady Meeting” to the accompanying joint management information circular dated March 5, 2018 (the “Circular”), to authorize and approve a plan of arrangement under Section 182 of the Business Corporations Act (Ontario) (the “Plan of Arrangement’’) involving Kennady and Mountain Province Diamonds Inc. (“Mountain Province”), whereby, subject to the terms and conditions of the arrangement agreement dated January 28, 2018 between Mountain Province and Kennady (the “Arrangement Agreement”), Mountain Province will acquire all of the outstanding common shares in the capital of Kennady (“Kennady Shares”), as more particularly described in the accompanying Circular; and

(b)	to transact such other business as may properly be brought before the Kennady Meeting or any adjournment thereof.

Specific details of the matters proposed to be put before the Kennady Meeting are set forth in the accompanying Circular.

The record date for determining the Kennady Shareholders entitled to receive notice of and vote at the Kennady Meeting is the close of business on March 5, 2018 (the “Kennady Record Date”). A Kennady Shareholder may attend the Kennady Meeting in person or may be represented by proxy. Kennady Shareholders who are unable to attend the Kennady Meeting or any adjournment thereof in person are requested to complete, date, and sign the accompanying form of proxy (the “Kennady Proxy”) printed on BLUE PAPER and deliver it in accordance with the instructions set out in the Kennady Proxy and in the accompanying Circular.

To be effective, the Kennady Proxy must be received by our transfer agent, Computershare Investor Services Inc., not later than 1:00 p.m. (Pacific Standard Time) on Thursday, April 5, 2018 or 48 hours (other than a Saturday, Sunday or holiday) prior to the time to which the Kennady Meeting may be adjourned. Notwithstanding the foregoing, the Chair of the Kennady Meeting has the discretion to accept proxies received after such deadline.

If you are a non-registered holder of Kennady Shares and have received these materials through your broker, custodian, nominee or other intermediary, please complete and return the form of proxy or voting instruction form provided to you by your broker, custodian, nominee or other intermediary in accordance with the instructions provided therein.

The Kennady Proxy confers discretionary authority with respect to: (i) amendments or variations to the matters of business to be considered at the Kennady Meeting; and (ii) other matters that may properly come before the Kennady Meeting. As of the date hereof, management of Kennady knows of no amendments, variations or other matters to come before the Kennady Meeting other than the matters set forth in this Kennady Notice of Meeting. Kennady Shareholders who are planning on returning the accompanying Kennady Proxy are encouraged to review the accompanying Circular carefully before submitting the Kennady Proxy. It is the intention of the persons named in the

(1)

enclosed Kennady Proxy, if not expressly directed to the contrary in such proxy, to vote in favour of the Arrangement Resolution.

Pursuant to and in accordance with the Interim Order and the relevant provisions of Section 185 of the Business Corporations Act (Ontario) (“OBCA”) (as may be modified or supplemented by the Plan of Arrangement, the Interim Order and any other order of the Court), each registered Kennady Shareholder has been granted the right to dissent in respect of the Arrangement Resolution and the dissent rights are described in the accompanying Circular. To exercise such right, registered Kennady Shareholders must (i) deliver a written notice of dissent to the Arrangement Resolution to Kennady, by mail to: Kennady Diamonds Inc. c/o Bruce Ramsden, Chief Financial Officer, 161 Bay Street, Suite 1410, P.O. Box 216, Toronto, Ontario, Canada, M5J 2S1; or by facsimile transmission to: 416 640-3335, by 5:00 p.m. (Eastern Standard Time) on Thursday, April 5, 2018, or two Business Days (as defined in the accompanying Circular) prior to any adjournment of the Kennady Meeting, (ii) not have voted in favour of the Arrangement Resolution, and (iii) have otherwise complied with the provisions of Section 185 of the OBCA, as modified and supplemented by the Plan of Arrangement, the Interim Order and any other order of the Court. The right to dissent is described in the accompanying Circular and the texts of the Plan of Arrangement, Interim Order and Section 185 of the OBCA are set forth in Schedule “D” – “Plan of Arrangement”, Schedule “G” – “Interim Order” and Schedule “H” – “Dissent Rights Under the OBCA”, respectively, to the accompanying Circular.

Persons who are beneficial owners of Kennady Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only registered holders of Kennady Shares are entitled to dissent. Accordingly, a beneficial owner of Kennady Shares desiring to exercise this right must make arrangements for the Kennady Shares beneficially owned by such person to be registered in his, her or its name prior to the time the written notice of dissent to the Arrangement Resolution is required to be received by Kennady or, alternatively, make arrangements for the registered holder of Kennady Shares to dissent on his, her or its behalf. Holders of securities convertible into or exchangeable for Kennady Shares are not entitled to exercise dissent rights.

Failure to strictly comply with the requirements set forth in Section 185 of the OBCA, as may be modified and supplemented by the Plan of Arrangement, the Interim Order and any other order of the Court, will result in the loss of any right of dissent.

If you have any questions or require any assistance in completing your proxy or voting instruction form, please contact Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at: 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Collect Outside North America); or by email at: assistance@laurelhill.com.

DATED at Toronto, Ontario, Canada, this 5th day of March, 2018.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Rory Moore
Dr. Rory Moore
Director, President and Chief Executive Officer
Kennady Diamonds Inc.

(2)

 -i-

(continued)

 -ii-

(continued)

SCHEDULE “A” GLOSSARY OF TERMS
SCHEDULE “B” RESOLUTIONS TO BE APPROVED AT THE MOUNTAIN PROVINCE MEETING SCHEDULE “C” RESOLUTIONS TO BE APPROVED AT THE KENNADY MEETING
SCHEDULE “D” PLAN OF ARRANGEMENT
SCHEDULE “E” FAIRNESS OPINION OF RBC CAPITAL MARKETS SCHEDULE “F” FAIRNESS OPINION OF HAYWOOD SECURITIES INC. SCHEDULE “G” INTERIM ORDER
SCHEDULE “H” DISSENT RIGHTS UNDER THE OBCA SCHEDULE “I” NOTICE OF APPLICATION FOR FINAL ORDER
SCHEDULE “J” INFORMATION CONCERNING MOUNTAIN PROVINCE SCHEDULE “K” INFORMATION CONCERNING KENNADY SCHEDULE “L” FINANCIAL STATEMENTS OF KENNADY
SCHEDULE “M” MANAGEMENT’S DISCUSSION AND ANALYSIS OF KENNADY

 -iii-

(continued)

Page
SCHEDULE “N” INFORMATION CONCERNING THE COMBINED COMPANY
SCHEDULE “O” UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS OF MOUNTAIN PROVINCE

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JOINT MANAGEMENT INFORMATION CIRCULAR

This Circular is furnished in connection with the solicitation of proxies by or on behalf of the management of Mountain Province for use at the Mountain Province Meeting to be held at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, Canada V6C 1B4, at 2:30 p.m. (Pacific Standard Time) on Monday, April 9, 2018 and at any adjournment(s) or postponement(s) thereof for the purposes set forth in the accompanying notice of special meeting of Mountain Province Shareholders (the “Mountain Province Notice of Meeting”).

This Circular is also furnished in connection with the solicitation of proxies by or on behalf of the management of Kennady for use at the Kennady Meeting to be held at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, Canada V6C 1B4, at 1:00 p.m. (Pacific Standard Time) on Monday, April 9, 2018 and at any adjournment(s) or postponement(s) thereof for the purposes set forth in the accompanying notice of special meeting of Kennady Shareholders (the “Kennady Notice of Meeting”).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Except for the statements of historical fact contained herein, the information presented in this Circular and the information incorporated by reference herein, constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian Securities Laws (together, “forward-looking statements”) concerning the business, operations, plans and financial performance and condition of each of Mountain Province, Kennady and the Combined Company (as defined herein). Often, but not always, forward-looking statements can be identified by words such as “pro forma”, “plans”, “expects”, “may”, “should”, “could”, “will”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variations including negative variations thereof of such words and phrases that refer to certain actions, events or results that may, could, would, might or will occur or be taken or achieved.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual plans, results, performance or achievements of Mountain Province, Kennady or the Combined Company to differ materially from any future plans, results, performance or achievements expressed or implied by the forward- looking statements. Such factors include, among others, the timing, closing or non-completion of the Arrangement, including due to the Parties failing to receive, in a timely manner and on satisfactory terms, the necessary Court, securityholder, stock exchange and Regulatory Approvals or the inability of the Parties to satisfy or waive in a timely manner the other conditions to the closing or the conditions precedent, as applicable, of the Arrangement; receipt of a Superior Proposal by Kennady; receipt of a Superior Proposal by Mountain Province; inability to achieve the benefits or synergies anticipated from the Arrangement; actual operating cash flows, operating costs, free cash flows, mineral resources, total cash, transaction costs, and administrative costs of Mountain Province, Kennady or the Combined Company differing materially from those anticipated; project infrastructure requirements, anticipated processing methods or exploration expenditures differing materially from those anticipated; risks related to partnership or other joint operations; actual results of current exploration activities; variations in mineral resources, mineral production, grades or recovery rates or optimization efforts and sales; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; uninsured risks, including, but not limited to, pollution, cave ins or hazards for which insurance cannot be obtained; regulatory changes; defects in title; availability or integration of personnel, materials and equipment; inability to recruit or retain management and key personnel; the composition of the board of the Combined Company differing from the anticipated composition; performance of facilities, equipment and processes relative to specifications and expectations; unanticipated environmental impacts on operations; market prices; production, construction and technological risks related to Mountain Province, Kennady or the Combined Company; capital requirements and operating risks associated with the operations or an expansion of the operations of Mountain Province and Kennady; dilution due to future equity financings, fluctuations in diamond and other metal prices and currency exchange rates; uncertainty relating to future production, and cash resources; inability to successfully complete new development projects, planned expansions or other projects within the timelines anticipated; adverse changes to market, political and general economic conditions or laws, rules and regulations applicable to Mountain Province, Kennady or the Combined Company; changes in project parameters; the possibility of project cost overruns or unanticipated costs and expenses; accidents, labour disputes, community and stakeholder protests and other risks of the mining industry; failure of plant, equipment or processes to operate as anticipated; risk of an undiscovered defect in title or other adverse claim; factors discussed under the heading “Risk Factors”; those risks set out in Schedule “K” – “Information Concerning Kennady” to this Circular; and those risks set out in Schedule “J” – Information Concerning Mountain Province” to this Circular, and the Mountain Province AIF and other Mountain Province documents incorporated by reference herein, which are available on SEDAR under Mountain Province’s issuer profile at www.sedar.com.

In addition, forward-looking and pro forma information herein is based on certain assumptions and involves risks related to the consummation or non-consummation of the Arrangement and the business and operations of Mountain Province, Kennady and the Combined Company. Forward-looking and pro forma information contained herein is based on certain assumptions including that Mountain Province Shareholders including Minority Mountain Province Shareholders will vote in favour of the Share Issuance Resolution, that Kennady Shareholders including Minority Kennady Shareholders will vote in favour of the Arrangement Resolution, that the Court will approve the Arrangement and that all other conditions to the Arrangement are satisfied or waived and that the Arrangement will be completed. Other assumptions include, but are not limited to, interest and exchange rates; the price of diamonds and other metals; competitive conditions in the mining industry; synergies between Mountain Province and Kennady; title to mineral properties; financing and funding requirements; general economic, political and market conditions; and changes in laws, rules and regulations applicable to Mountain Province and Kennady.

Although Mountain Province and Kennady have attempted to identify important factors that could cause plans, actions, events or results to differ materially from those described in forward-looking statements in this Circular, and the documents incorporated by reference herein, there may be other factors that cause plans, actions, events or results not to be as anticipated, estimated or intended. There is no assurance that such statements will prove to be accurate as actual plans, results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements in this Circular, nor in the documents incorporated by reference herein. All of the forward-looking statements made in this Circular, including all documents incorporated by reference herein, are qualified by these cautionary statements.

Certain of the forward-looking statements and other information contained herein concerning the mining industry and Mountain Province’s and Kennady’s general expectations concerning the mining industry, Mountain Province, Kennady and the Combined Company are based on estimates prepared by Mountain Province and Kennady using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which Mountain Province and Kennady believe to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, this data is inherently imprecise. While Mountain Province and Kennady are not aware of any misstatement regarding any industry data presented herein, the mining industry involves risks and uncertainties that are subject to change based on various factors.

Mountain Province Shareholders and Kennady Shareholders are cautioned not to place undue reliance on forward- looking statements. Mountain Province and Kennady undertake no obligation to update any of the forward-looking statements in this Circular or incorporated by reference herein, except as required by law.

NOTE TO U.S. SECURITYHOLDERS

THE ARRANGEMENT AND THE SECURITIES ISSUABLE IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE IN THE UNITED STATES, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE IN THE UNITED STATES PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR UPON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Mountain Province Shares to be issued to Kennady Shareholders pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) or the securities laws of any state of the United States, and are being issued in reliance on the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act and exemptions provided under the securities laws of each state of the United States in which the holders of Kennady Shares that reside in the United States (the “Kennady U.S.

Shareholders”) reside. Section 3(a)(10) of the U.S. Securities Act exempts from the general registration requirements under the U.S. Securities Act securities issued in exchange for one or more bona fide outstanding securities where the terms and conditions of the issuance and exchange are approved by a court of competent jurisdiction that is expressly authorized by Law to grant such approval, after a hearing upon the fairness of such terms and conditions of such issuance and exchange at which all persons to whom the securities will be issued in such exchange have the right to appear and receive timely notice thereof. The Court will be advised prior to the hearing of the application for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, the Mountain Province Shares to be issued to Kennady Shareholders pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act and will be issued in reliance on the exemption from registration provided by Section 3(a)(10) thereunder and that the Final Order will constitute the basis for such exemption. See “The Arrangement – Securityholder and Court Approvals – Court Approval of the Arrangement”.

The Mountain Province Shares to be issued to Kennady Shareholders pursuant to the Arrangement will be freely tradable under the U.S. Securities Act, except by persons who are “affiliates” (as defined in Rule 144 under the U.S. Securities Act) of Mountain Province after the Arrangement or were affiliates of Mountain Province within 90 days prior to completion of the Arrangement. Any resale of such Mountain Province Shares by such an affiliate (or, if applicable, former affiliate) may be subject to the registration requirements of the U.S. Securities Act, absent an exemption therefrom. See “Securities Law Matters – U.S. Securities Laws”.

Kennady Shareholders who are U.S. Holders (as defined herein under the heading “Certain U.S. Federal Income Tax Considerations for U.S. Holders”) or otherwise resident in the United States should be aware that the Arrangement described herein may have tax consequences both in the United States and in Canada. Such consequences for Kennady Shareholders may not be described fully herein. For a general discussion of the principal Canadian federal income tax considerations to investors who are resident in the United States, see “Principal Canadian Federal Income Tax Considerations – Holders Not Resident in Canada”. For a general discussion of certain U.S. federal income tax considerations to investors who are U.S. Holders, see “Certain U.S. Federal Income Tax Considerations for U.S. Holders”. Kennady Shareholders who are U.S. Holders or otherwise resident in the United States are urged to consult their own tax advisors with respect to such Canadian and U.S. federal income tax consequences and the applicability of any federal, state, local, foreign and other tax laws.

Each of Mountain Province and Kennady is a “foreign private issuer” within the meaning of Rule 405 under the U.S. Securities Act and Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). The solicitation of proxies from Kennady Shareholders is not subject to the proxy requirements of Section 14(a) of the U.S. Exchange Act by virtue of an exemption for foreign private issuers. Accordingly, the solicitation contemplated herein is being made to Kennady U.S. Shareholders only in accordance with Canadian Securities Laws and Canadian corporate laws, and this Circular has been prepared in accordance with the disclosure requirements of Canadian Securities Laws. Kennady U.S. Shareholders should be aware that, in general, such Canadian disclosure requirements are different from those applicable to proxy statements, prospectuses or registration statements prepared in accordance with U.S. laws.

The financial statements and information included or incorporated by reference in this Circular have been prepared in accordance IFRS and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements prepared in accordance with U.S. GAAP and auditor independence standards.

Information regarding mineral reserve and mineral resource estimates in this Circular or in the documents incorporated by reference herein concerning the properties, operations and royalty interests of Mountain Province and Kennady has been prepared in accordance with the requirements of securities laws in effect in Canada, which may differ in material respects from the requirements of U.S. Securities Laws applicable to U.S. companies. Mountain Province and Kennady are required to describe mineral reserves associated with the properties in which Mountain Province and Kennady hold royalty interests utilizing Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) definitions of “proven” or “probable”, which categories of mineral reserves are recognized by NI 43-101, but which differ from those definitions in the disclosure requirements promulgated by the SEC and contained in Industry Guide 7. In addition, under NI 43-101 Mountain Province and Kennady are required to describe mineral resources associated with their respective properties utilizing CIM definitions of “measured”, “indicated” or “inferred”, which categories of mineral resources are recognized by Canadian regulations but are not defined terms under Industry Guide 7 and are generally not permitted to be used in reports and registration statements of U.S. companies filed with the SEC. Accordingly, information contained in this Circular regarding the mineral deposits of Mountain Province and Kennady and the owners and operators of properties in which Mountain Province and Kennady hold royalty interests may not be comparable to similar information disclosed by U.S. companies in reports filed with the SEC. U.S. investors are cautioned not to assume that all or any part of measured mineral resources or indicated mineral resources will ever be converted into mineral reserves. “Inferred resources” have an even greater amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. readers are cautioned not to assume that all or any part of an inferred resource exists, or is economically or legally mineable.

The enforcement by investors of civil liabilities under the U.S. Securities Laws may be affected adversely by the fact that each of Mountain Province and Kennady is organized under the laws of a jurisdiction other than the U.S., that some or all of their respective officers and directors are residents of countries other than the U.S., that some or all of the experts named in this Circular and the documents incorporated by reference herein may be residents of countries other than the U.S., and that all or a substantial portion of the assets of Mountain Province and Kennady and such persons are located outside the U.S. As a result, it may be difficult or impossible for Mountain Province Shareholders or Kennady Shareholders resident in the U.S. to effect service of process within the U.S. upon Mountain Province or Kennady, their respective officers and directors or the experts named in this Circular and any documents incorporated by reference herein, or to realize, against them, upon judgments of courts in the U.S. predicated upon civil liabilities under U.S. Securities Laws. In addition, Mountain Province Shareholders and Kennady Shareholders resident in the U.S. should not assume that Canadian courts: (a) would enforce judgments of U.S. courts obtained in actions against such persons predicated upon civil liabilities under U.S. Securities Laws or the state-specific “blue sky” securities laws of any state within the U.S.; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under U.S. Securities Laws or “blue sky” laws of any state within the U.S.

GENERAL MATTERS

Reporting Currencies and Accounting Principles

Unless otherwise indicated, all references to “$” or “C$” in this Circular refer to Canadian dollars.

The financial statements of Mountain Province that are incorporated by reference in this Circular are reported in Canadian dollars and are prepared in accordance with IFRS. The financial statements of Kennady that are included in Schedule “L” – “Financial Statements of Kennady” and Schedule “M” – “Management’s Discussion and Analysis of Kennady” to this Circular are reported in Canadian dollars and are prepared in accordance with IFRS. The pro forma financial statements of Mountain Province that are included in Schedule “O” – “Unaudited Pro Forma Condensed Consolidated Financial Statements of Mountain Province” to this Circular are reported in Canadian dollars.

Exchange Rate Data

The following table sets out: (i) the rates of exchange for one U.S. dollar expressed in Canadian dollars in effect at the end of the periods indicated; (ii) the average rates of exchange for such periods; and (iii) the highest and lowest rates of exchange during such periods, based on the noon rate or daily average exchange rate, as applicable, provided by the Bank of Canada.

	Year ended December 31
	2015	2016	2017
Low	1.1728	1.2544	1.2128
High	1.3990	1.4589	1.3743
Average	1.2787	1.3248	1.2986
Year end	1.3840	1.3427	1.2545

On January 1, 2017, the Bank of Canada began a transition period to change its procedure for publishing exchange rate information. As of April 28, 2017, the Bank of Canada no longer produces noon and closing daily exchange rates, instead publishing daily average exchange rates.

On March 5, 2018, the average daily exchange rate for one United States dollar expressed in Canadian dollars as reported by the Bank of Canada was C$1.2977.

Information Contained in this Circular

The information contained in this Circular is given as at March 5, 2018, except where otherwise noted and except that information in documents incorporated by reference is given as of the dates noted therein. No person has been authorized to give any information or to make any representation in connection with the Arrangement and other matters described herein other than those contained in this Circular and, if given or made, any such information or representation should be considered not to have been authorized by Mountain Province or Kennady.

This Circular does not constitute the solicitation of an offer to purchase, or the making of an offer to sell, any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation or offer is not authorized or in which the person making such solicitation or offer is not qualified to do so or to any person to whom it is unlawful to make such solicitation or offer.

Information contained in this Circular should not be construed as legal, tax or financial advice. Mountain Province Shareholders and Kennady Shareholders are urged to consult with their own professional advisors to obtain legal, tax or financial advice.

Descriptions in this Circular of the terms of the Arrangement Agreement, the Plan of Arrangement, and the Voting and Support Agreements are summaries of the terms of those documents and are qualified in their entirety by such terms. Mountain Province Shareholders and Kennady Shareholders should refer to the full text of each of the Arrangement Agreement, the Plan of Arrangement, and the Voting and Support Agreements for complete details of those documents. The full text of the Arrangement Agreement is available on SEDAR under Mountain Province’s issuer profile at www.sedar.com. The Plan of Arrangement is attached as Schedule “D” – “Plan of Arrangement” to this Circular.

Information Contained in this Circular Regarding Mountain Province

Certain information in this Circular pertaining to Mountain Province has been furnished by Mountain Province, including, but not limited to (i) information pertaining to Mountain Province in Schedule “J” – “Information Concerning Mountain Province” to this Circular, (ii) the historical management’s discussion and analysis of Mountain Province incorporated by reference in this Circular, (iii) the historical financial statements of Mountain Province incorporated by reference in this Circular, and (iv) information relating to Mountain Province in the unaudited pro forma condensed consolidated financial statements in Schedule “O” – “Unaudited Pro Forma Condensed Consolidated Financial Statements of Mountain Province” to this Circular. With respect to this information, the Kennady Board has relied exclusively upon Mountain Province, without independent verification by Kennady. Although Kennady does not have any knowledge that would indicate that such information is untrue or incomplete, neither Kennady nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information including any of Mountain Province’s financial statements, or for the failure by Mountain Province to disclose events or information that may affect the completeness or accuracy of such information. For further information regarding Mountain Province, please refer to Mountain Province’s filings with the Securities Authorities, which is available on SEDAR under Mountain Province’s issuer profile at www.sedar.com. See Schedule “J” – “Information Concerning Mountain Province” to this Circular.

Information Contained in this Circular Regarding Kennady

Certain information in this Circular pertaining to Kennady has been furnished by Kennady, including, but not limited to (i) information pertaining to Kennady in Schedule “K” – “Information Concerning Kennady” to this Circular, (ii) the historical financial statements of Kennady included in Schedule “L” – “Financial Statements of Kennady” to this

Circular, (iii) management’s discussion and analysis of Kennady included in Schedule “M” – “Management’s Discussion and Analysis of Kennady” to this Circular, (iv) information pertaining to Kennady included in Schedule “N” – “Information Concerning The Combined Company” to this Circular, and (v) information relating to Kennady in the unaudited pro forma condensed consolidated financial statements attached as Schedule “O” – “Unaudited Pro Forma Condensed Consolidated Financial Statements of Mountain Province” to this Circular. With respect to this information, the Mountain Province Board has relied exclusively upon Kennady, without independent verification by Mountain Province. Although Mountain Province does not have any knowledge that would indicate that such information is untrue or incomplete, neither Mountain Province nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information including any of Kennady’s financial statements, or for the failure by Kennady to disclose events or information that may affect the completeness or accuracy of such information. For further information regarding Kennady, please refer to Kennady’s filings with the Securities Authorities, which is available on SEDAR under Kennady’s issuer profile at www.sedar.com. See Schedule “K” – “Information Concerning Kennady” to this Circular.

SUMMARY OF CIRCULAR

This Summary should be read together with and is qualified in its entirety by the more detailed information and financial data and statements contained elsewhere in this Circular, including the Schedules hereto and documents incorporated into this Circular by reference. Capitalized terms in this Summary have the meanings set out in Schedule “A” – “Glossary of Terms” or as set out in this Summary. The full text of the Arrangement Agreement, which is incorporated by reference in this Circular, may be viewed on SEDAR under Mountain Province’s and Kennady’s issuer profiles, respectively, at www.sedar.com.

The Meetings

The Mountain Province Meeting

The Mountain Province Meeting will be held at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, Canada V6C 1B4, at 2:30 p.m. (Pacific Standard Time) on Monday, April 9, 2018.

The record date for determining the Mountain Province Shareholders entitled to receive notice of and to vote at the Mountain Province Meeting is March 5, 2018. Only Mountain Province Shareholders of record as of the close of business (5:00 p.m. (Eastern Standard Time)) on the Mountain Province Record Date are entitled to receive notice of and to vote at the Mountain Province Meeting.

The Kennady Meeting

The Kennady Meeting will be held at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, Canada V6C 1B4, at 1:00 p.m. (Pacific Standard Time) on Monday, April 9, 2018.

The record date for determining the Kennady Shareholders entitled to receive notice of and to vote at the Kennady Meeting is March 5, 2018. Only Kennady Shareholders of record as of the close of business (5:00 p.m. (Eastern Standard Time)) on the Kennady Record Date are entitled to receive notice of and to vote at the Kennady Meeting.

Purpose of the Meetings

Purpose of the Mountain Province Meeting

The purpose of the Mountain Province Meeting is for Mountain Province Shareholders to consider and vote upon the Share Issuance Resolution, the full text of which is set out in Schedule “B” – “Resolutions to be Approved at the Mountain Province Meeting” to this Circular. Particulars of the subject matter relating to the Arrangement are described in this Circular under the heading “The Arrangement”.

If the Share Issuance Resolution does not receive the requisite approval, the Arrangement will not proceed.

Management of Mountain Province and the Mountain Province Board recommend that Mountain Province Shareholders vote FOR the Share Issuance Resolution.

Purpose of the Kennady Meeting

The purpose of the Kennady Meeting is for Kennady Shareholders to consider and vote upon the Arrangement Resolution, the full text of which is set out in Schedule “C” – “Resolutions to be Approved at the Kennady Meeting” to this Circular. Particulars of the subject matter relating to the Arrangement are described in this Circular under the heading “The Arrangement”.

If the Arrangement Resolution does not receive the requisite approval, the Arrangement will not proceed.

Management of Kennady and the Kennady Board recommend that Kennady Shareholders vote FOR the Arrangement Resolution.

Parties to the Arrangement

Mountain Province is a corporation continued under the OBCA. Mountain Province’s head office and registered office is located at 161 Bay Street, Suite 1410, P.O. Box 216, Toronto, Ontario, Canada, M5J 2S1. The Mountain Province Shares are listed for trading on the TSX and Nasdaq under the symbol “MPVD”.

Kennady is a corporation incorporated under the OBCA. Kennady’s head office is located at 1199 West Hastings Street, Suite 700, Vancouver, British Columbia, V6E 3T5 and its registered office is located at 161 Bay Street, Suite 1410, P.O. Box 216, Toronto, Ontario, M5J 2S1. The Kennady Shares are listed for trading on the TSXV under the symbol “KDI”.

See Schedule “J” – “Information Concerning Mountain Province” to this Circular for a description of Mountain Province. See Schedule “K” – “Information Concerning Kennady” to this Circular for a description of Kennady. See Schedule “N” – “Information Concerning the Combined Company” to this Circular for a description of Mountain Province after giving effect to the Arrangement.

Effects of the Arrangement

The purpose of the Arrangement is to effect the business combination of Mountain Province and Kennady. The Arrangement is to be carried out pursuant to the Arrangement Agreement and the Plan of Arrangement. Upon completion of the Arrangement, Mountain Province will acquire all of the issued and outstanding Kennady Shares and Kennady will become a wholly-owned subsidiary of Mountain Province.

Corporate Structure

The Arrangement will result in Kennady becoming a wholly-owned subsidiary of Mountain Province. The following diagram sets out the corporate structure of the Combined Company following the completion of the Arrangement.

See Schedule “N” – “Information Concerning the Combined Company” to this Circular.

Mountain Province Shareholders

If the Arrangement is completed, up to 54,673,383 Mountain Province Shares (subject to variation due to rounding of fractional interests in accordance with the terms of the Plan of Arrangement) will be issuable, representing approximately 34.1% of the number of issued and outstanding Mountain Province Shares as of the date of this Circular.

See “The Arrangement – Effects of the Arrangement – Mountain Province Shareholders”.

Kennady Shareholders

Pursuant to the Arrangement, in connection with the acquisition by Mountain Province of Kennady, each Kennady Shareholder (other than Mountain Province and any Dissenting Shareholders) immediately prior to the Effective Time will receive 0.975 of a Mountain Province Share in exchange for each Kennady Share held. See “The Arrangement – Description of the Arrangement”.

Immediately following the completion of the Arrangement, Former Kennady Shareholders are expected to own approximately 23.7% of the Mountain Province Shares on an undiluted basis, based on the number of Mountain Province Shares and Kennady Shares outstanding as of the date of this Circular and assuming that (i) there are no Dissenting Shareholders, (ii) no Kennady Shares held by Mountain Province between the Kennady Record Date and the Effective Date are converted pursuant to the Arrangement, and (iii) no Kennady Options or Kennady RSUs are exercised prior to the Effective Time.

See “The Arrangement – Effects of the Arrangement – Kennady Shareholders” and “Procedure for Exchange of Kennady Shares” and “The Arrangement – Description of the Arrangement”.

Holders of Kennady Options and Kennady RSUs

Those outstanding Kennady Options that are “in-the-money” and Kennady RSUs will be cashed out in accordance with the terms and conditions of the Kennady Long Term Equity Incentive Plan and all such outstanding Kennady Options and Kennady RSUs will be treated in the same fashion. The Kennady Long Term Equity Incentive Plan provides that in the event of a change of control (a “CoC”) of Kennady, all vesting and exercise criteria of the Kennady Options and Kennady RSUs shall be deemed to have been satisfied and each participant shall be entitled to receive, in full settlement, a cash payment equal to (a) in the case of a Kennady RSU, the Special Value (as defined below), and (b) in the case of a Kennady Option, the difference between the Special Value and the option price in respect of such Kennady Option.

As used herein, the term “Special Value” means (i) if any Kennady Shares are sold as part of the transaction constituting the CoC, the weighted average of the prices paid for such shares by the acquirer, provided that if any portion of the consideration is paid in property other than cash, then the Kennady Board shall determine the fair market value of such property as of the date of the CoC for purposes of determining the Special Value; and (ii) if no Kennady Shares are sold, the market price of a Kennady Share on the day immediately preceding the date of the CoC. As the Kennady Shareholders are receiving the Arrangement Consideration and no cash consideration, the Kennady Board will determine the fair market value of the Arrangement Consideration the day immediately preceding the Effective Date for purposes of determining the Special Value.

Kennady Options and Kennady RSUs that are not cashed out in accordance with the terms and conditions of the Kennady Long Term Equity Incentive Plan (including Kennady Options that are “out-of-the-money”) will, pursuant to the terms of the Kennady Long Term Equity Incentive Plan, be cancelled at the Effective Time.

See “The Arrangement – Effects of the Arrangement – Holders of Kennady Options and Kennady RSUs” and “The Arrangement – Description of the Arrangement”.

Mountain Province Shareholder Approval

Share Issuance Resolution

At the Mountain Province Meeting, Mountain Province Shareholders will be asked to consider and, if deemed advisable, pass an ordinary resolution approving the issuance of up to 54,673,383 Mountain Province Shares (subject to variation due to rounding of fractional interests in accordance with the terms of the Plan of Arrangement) in connection with the Arrangement, composed of up to 54,673,383 Mountain Province Shares to be issued to Kennady Shareholders (other than Mountain Province and any Dissenting Shareholders) in exchange for their Kennady Shares pursuant to the Arrangement.

To be effective, the Share Issuance Resolution must be approved at the Mountain Province Meeting by (i) at least a majority of the votes cast on the Share Issuance Resolution by the Mountain Province Shareholders present in person or represented by proxy and entitled to vote at the Mountain Province Meeting (in accordance with the requirements of Section 611(c) of the TSX Company Manual), and (ii) at least a majority of the votes cast on the Share Issuance Resolution by the Minority Mountain Province Shareholders (i.e., excluding votes attached to Kennady Shares held by any other person described in items (a) through (d) of Section 8.1(2) of MI 61-101) present in person or represented by proxy and entitled to vote at the Mountain Province Meeting. The complete text of the Share Issuance Resolution to be presented to the Mountain Province Meeting is set out in Schedule “B” – “Resolutions to be Approved at the Mountain Province Meeting” to this Circular.

The Arrangement Agreement provides that the Share Issuance Resolution must be approved as a condition precedent to the implementation of the Arrangement. See “The Arrangement – Securityholder and Court Approvals”.

Kennady Shareholder Approval

Arrangement Resolution

At the Kennady Meeting, the Kennady Shareholders will be asked to consider and, if deemed advisable, pass a special resolution approving the Arrangement Resolution set forth in Schedule “C” – “Resolutions to be Approved at the Kennady Meeting” to this Circular to approve the Arrangement.

To be effective, the Arrangement Resolution must be approved at the Kennady Meeting by (i) at least 66 ⅔% of the votes cast on the Arrangement Resolution by the Kennady Shareholders present in person or represented by proxy and entitled to vote at the Kennady Meeting, and (ii) at least a majority of the votes cast on the Arrangement Resolution by Minority Kennady Shareholders (i.e., excluding votes attached to Kennady Shares held by any other person described in items (a) through (d) of Section 8.1(2) of MI 61-101) present in person or represented by proxy and entitled to vote at the Kennady Meeting. See “Securities Law Matters – Multilateral Instrument 61-101”.

The Arrangement Resolution must be approved in order for Kennady to seek the Final Order and implement the Arrangement on the Effective Date. See “The Arrangement – Securityholder and Court Approvals”.

The Arrangement

Background to the Arrangement

The Arrangement and the provisions of the Arrangement Agreement are the result of arm’s length negotiations conducted between representatives of the Mountain Province Special Committee and the Kennady Special Committee. A summary of the material events leading up to the negotiation of the Arrangement Agreement and the material meetings, negotiations and discussions between the Parties that preceded the execution and public announcement of the Arrangement Agreement is included in this Circular under the heading “The Arrangement – Background to the Arrangement”.

Recommendation of the Mountain Province Special Committee

The Mountain Province Special Committee was formed to review and evaluate the Arrangement, oversee and supervise the process carried out by Mountain Province in negotiating and entering into the Arrangement Agreement and to make recommendations to the Mountain Province Board with respect to any such proposed transaction. Scotiabank was retained to act as financial advisors to the Mountain Province Special Committee.

After careful consideration, including a thorough review of the Arrangement Agreement and receiving the oral fairness opinion of RBC Capital Markets delivered to the Mountain Province Special Committee (subsequently confirmed in writing), as well as a thorough review of other matters, including those discussed below under the heading “Reasons for the Mountain Province Board and Mountain Province Special Committee Recommendations”, the Mountain Province Special Committee unanimously determined that the Arrangement is in the best long-term interests of Mountain Province. Accordingly, the Mountain Province Special Committee unanimously recommended that the Mountain Province Board approve the Arrangement and enter into the Arrangement Agreement.

See “The Arrangement – Recommendation of the Mountain Province Special Committee”.

Recommendation of the Mountain Province Board

After careful consideration, including a thorough review of the Arrangement Agreement, the Mountain Province Board (other than Mr. Comerford, who, having declared a potential conflict of interest in the matters being considered, was not present and did not vote on the Arrangement) determined, upon the recommendation of the Mountain Province Special Committee and consultation with its legal and financial advisors, and based in part on an oral fairness opinion (subsequently confirmed in writing) received by the Mountain Province Special Committee from RBC Capital Markets, that the Arrangement is in the best long-term interests of Mountain Province and the Mountain Province Shareholders. Accordingly, the Mountain Province Board unanimously approved the Arrangement Agreement and unanimously recommends that Mountain Province Shareholders vote FOR the Share Issuance Resolution.

See “The Arrangement – Recommendation of the Mountain Province Board”.

Recommendation of the Kennady Special Committee

The Kennady Special Committee was formed to consider potential transactions involving the sale of all or substantially all of the shares or assets of Kennady, evaluate the Arrangement, pursue strategic alternatives to the Arrangement, oversee and supervise the process carried out by Kennady in negotiating and entering into the Arrangement Agreement and to make recommendations to the Kennady Board with respect to any such proposed transaction.

After careful consideration, including a thorough review of the Arrangement Agreement and receiving the oral fairness opinion of Haywood Securities Inc. delivered to the Kennady Special Committee (subsequently confirmed in writing), as well as a thorough review of other matters, including those discussed below under the heading “Reasons for the Kennady Board and Kennady Special Committee Recommendations”, the Kennady Special Committee unanimously determined that the Arrangement is in the best interests of Kennady. Accordingly, the Kennady Special Committee unanimously recommended that the Kennady Board approve the Arrangement and enter into the Arrangement Agreement and that the Kennady Board recommend that Kennady Shareholders vote in favour of the Arrangement Resolution.

See “The Arrangement – Recommendation of the Kennady Special Committee”.

Recommendation of the Kennady Board

After careful consideration, including a thorough review of the Arrangement Agreement and receiving the fairness opinion of Haywood Securities Inc. delivered to the Kennady Special Committee, as well as a thorough review of other matters, the Kennady Board (other than Mr. Comerford and Dr. Moore, who, having declared a potential conflict of interest in the matters being considered, were not present and did not vote on the Arrangement), upon the unanimous recommendation of the Kennady Special Committee, unanimously determined that the Arrangement is in the best interests of Kennady. Accordingly, the Kennady Board unanimously approved the Arrangement Agreement and unanimously recommends that Kennady Shareholders vote FOR the Arrangement Resolution.

See “The Arrangement – Recommendation of the Kennady Board”.

Reasons for the Mountain Province Board and Special Committee Recommendations

In making their respective recommendations, the Mountain Province Special Committee and the Mountain Province Board consulted with Mountain Province’s management, its financial advisor, Scotiabank, and its legal counsel and performed financial, technical and legal due diligence with the help of its advisors and experts and considered a number of factors, including those listed below. The following includes forward-looking information and readers are cautioned that actual results may vary.

In making their respective determinations and recommendations, the Mountain Province Special Committee and the Mountain Province Board considered and relied upon a number of substantive factors, including, among others:

•	Addition of Significant and 100% Owned Resources. Kennady owns two 100%-owned diamondiferous bodies which contain indicated resources of 13.62 million carats and inferred resources of 5.02 million carats. The Kelvin kimberlite has indicated resources of 13.62 million carats at an average grade of 1.60 carats per tonne and average value of U.S.$63 per carat as estimated by bulk samples completed in 2015 and 2016. The Faraday kimberlites have inferred resources of 5.02 million carats at an average grade of 1.54 carats per tonne and average value of U.S.$98 per carat as estimated by a 2017 bulk sample. The size and grade of Kelvin and Faraday add to the total number of carats owned by Mountain Province for future production and the addition of these two bodies also opens up new mine planning opportunities that could deliver optimized revenue realization and operating cost control.

•	Upside to Grow Resources. Mountain Province believes there is upside potential to grow resources at both Kelvin and Faraday and develop potential resources at the Doyle and MZ kimberlites.

•	Extensive Land Package. Kennady possesses 67,164 hectares of highly prospective and 100%-owned exploration ground strategically surrounding the GK Diamond Mine.

•	Complementary Assets. The Combined Company is expected to benefit from the complementary assets held by Mountain Province and Kennady. Kennady controls the bulk of the prospective kimberlite belt and Mountain Province owns 49% of the belt’s operating mine. Upon completion of the Arrangement, the Combined Company will be uniquely positioned to either add the Kennady assets to the Gahcho Kué Joint Venture (subject to agreement with De Beers) or advance exploration, building 100%-owned value that can be combined with the Gahcho Kué Joint Venture at a later date. On a combined basis, this will have the potential to significantly reduce pre-production capital expenditures, transportation costs and operating expenses.

•	Timing is Right.

○	Potential to Displace Lower-Grade Tuzo Ore. From 2023-2025, the Gahcho Kué Joint Venture is scheduled to mine lower-grade ore from the Tuzo pipe. Should the Kennady assets be integrated into the Gahcho Kué Joint Venture there is the potential to partially displace this lower-grade Tuzo ore with higher-grade ore from Kelvin or Faraday. Given the early stage of the Kennady assets, time is needed to develop and permit the assets before they are ready to be mined.

○	Full Control over Kennady’s 2018 Exploration Program. Kennady’s 2017 summer drilling program highlighted key opportunities to grow the current Faraday resource and the 2018 plan is in place to explore other key value enhancing targets. Upon completion of the Arrangement, Mountain Province will be in a position to fully control Kennady’s 2018 drill program. Managing Kennady’s drilling program is not expected to meaningfully detract from Mountain Province’s other capital management objectives, including those related to debt servicing and dividend payments.

•	Fairness Opinion. The Mountain Province Special Committee received the RBC Fairness Opinion that concluded, as at the date thereof and subject to the assumptions, limitations and qualifications contained therein, that the Arrangement Consideration to be paid by Mountain Province pursuant to the Arrangement is fair, from a financial point of view, to Mountain Province.

•	Experienced Leadership Team. The Combined Company will have an experienced management team with a proven track record of generating shareholder value and with knowledge of all stages of the mine development cycle, including discovery, development and production.

The Mountain Province Special Committee and Mountain Province Board also considered a variety of risks and other potentially negative factors relating to the Arrangement including those matters described under the heading “Risk Factors Relating to the Arrangement”. The Mountain Province Special Committee and Mountain Province Board believed that, overall, the anticipated benefits of the Arrangement to Mountain Province outweighed these risks and negative factors.

In making their respective determinations and recommendations, the Mountain Province Special Committee and the Mountain Province Board also observed that a number of procedural safeguards were and are present to permit the Mountain Province Special Committee and the Mountain Province Board to represent effectively the interests of Mountain Province and the Mountain Province Shareholders and Mountain Province’s other stakeholders, including, among others:

•	Role of the Mountain Province Special Committee. The evaluation and negotiation process was conducted by the Mountain Province Special Committee, being members of the Mountain Province Board who are independent of management and the Significant Shareholder. The Mountain Province Special Committee met regularly with Mountain Province’s advisors and management and retained its own independent legal, financial and technical advisors.

•	Unanimous recommendation of the Mountain Province Special Committee, consisting entirely of independent directors. The Arrangement was approved by the independent directors of Mountain Province, in accordance with MI 61-101.

•	Key Shareholder Support. Shareholders of each of Mountain Province and Kennady holding, in the aggregate, approximately 24.3% of the outstanding Mountain Province Shares and approximately 28.6% of the outstanding Kennady Shares, respectively, as at January 28, 2018, have entered into Voting and Support Agreements pursuant to which they have agreed, among other things, to vote in favour of the Share Issuance Resolution and the Arrangement Resolution, respectively.

•	Shareholder Approval. In addition to majority approval by the Mountain Province Shareholders present in person or represented by proxy and entitled to vote at the Mountain Province Meeting, the Share Issuance Resolution must also be approved by at least a majority of the votes cast on the Share Issuance Resolution by Minority Mountain Province Shareholders present in person or represented by proxy and entitled to vote at the Mountain Province Meeting, providing protection for Minority Mountain Province Shareholders.

•	Independent Mountain Province Fairness Opinion. Mountain Province retained RBC Capital Markets to provide the RBC Fairness Opinion. The fee payable to RBC Capital Markets is not contingent on the completion of the Arrangement and such fee is payable to RBC Capital Markets in respect of the RBC Fairness Opinion irrespective of the substance or conclusions of the RBC Fairness Opinion. See “The Arrangement – RBC Fairness Opinion” and Schedule “E” – “Fairness Opinion of RBC Capital Markets”.

•	Experienced financial and legal advisors. The process undertaken by the Mountain Province Special Committee included the retention of Miller Thomson LLP as its independent legal advisor and the retention of Scotiabank as its independent financial advisor.

•	Reasonable Termination Fee. Mountain Province is able to terminate the Arrangement Agreement in specified circumstances, including to accept a Superior Proposal on payment of the Termination Fee of $6,000,000. This provides further assurance to the Mountain Province Board that it would have a reasonable opportunity to consider a potential superior unsolicited alternative transaction if one is subsequently proposed.

Reasons for the Kennady Board and Kennady Special Committee Recommendations

In making their respective recommendations, the Kennady Special Committee and the Kennady Board consulted with Kennady’s management, legal counsel to the Kennady Special Committee, technical advisors and Minvisory Corp., reviewed a significant amount of information and considered a number of factors, including those listed below. The following includes forward-looking information and readers are cautioned that actual results may vary.

In making their respective determinations and recommendations, the Kennady Special Committee and the Kennady Board considered and relied upon a number of substantive factors, including, among others:

•	Increased diversification. Kennady Shareholders who retain the Mountain Province Shares they receive in connection with the Arrangement will have the opportunity to continue to participate in value created by Kennady’s exploration activities, while exposure to exploration risk is mitigated through participation in a producing asset, the GK Diamond Mine.

•	Premium to Kennady Shareholders. The Arrangement will provide Kennady Shareholders with a premium of approximately 26% to Kennady’s closing price and a premium of 15% based on the 20-day volume weighted-average-price of Mountain Province Shares on the TSX and Kennady Shares on the TSXV, both as of close on January 26, 2018, the last trading day prior to the public announcement of the Arrangement Agreement by Kennady and Mountain Province.

•	Providing Kennady Shareholders with greater liquidity. Mountain Province Shares have historically been, and are expected at the Effective Time to be, significantly more liquid securities than Kennady Shares. The Arrangement will provide Kennady Shareholders with the opportunity to hold shares in a company with significantly greater share liquidity, which should provide more immediate liquidity to any Former Kennady Shareholders should they wish to sell the Mountain Province Shares they receive under the Arrangement. The Arrangement will also provide Kennady Shareholders with the opportunity to hold shares in a company with significantly greater analyst coverage, market capitalization, improved ability to obtain financing and broader institutional following than currently enjoyed by Kennady.

•	Fairness Opinion. The Kennady Special Committee received the Haywood Fairness Opinion that concluded, as at the date thereof and subject to the assumptions, limitations and qualifications contained therein, that the Arrangement Consideration to be received by the Kennady Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Kennady Shareholders.

•	Increased ability to advance the Kennady assets. The Arrangement will provide Kennady Shareholders with access to Mountain Province’s development, production and marketing expertise and financial strength to enhance the advancement of the Kennady North Project, generating enhanced exploration upside for the combined assets.

•	Avoiding Risk of Kennady being a stranded asset. The completion of the Arrangement with Mountain Province will mitigate risks relating to any future commercialization of Kennady’s mineral properties, including the risk of becoming stranded assets due to, amongst other factors, Kennady’s dependence on the infrastructure of surrounding mines, potential issues with access to such mines in order to exploit the Kennady North Project resources, availability of financing and the current market conditions.

•	Consideration of strategic alternatives. The Kennady Special Committee asked Minvisory Corp. to reach out to other potential buyers and parties that might be willing to provide financing to Kennady prior to entering into exclusive negotiations with Mountain Province. Minvisory Corp. proceeded to contact potential buyers and parties that may be willing to provide financing to Kennady. Following Minvisory Corp.’s discussions with such parties, Minvisory Corp. was advised by such parties that advancing an acquisition or financing transaction, as applicable, was not possible at the current time. Thereafter, the Kennady Special Committee decided to focus on negotiating a transaction with Mountain Province.

•	Tax Deferred Rollover for Canadian and US Shareholders. Kennady Shareholders who are resident in Canada or the US and who receive Mountain Province Shares as Consideration under the Arrangement will generally be entitled to an automatic tax deferred rollover to defer Canadian or US taxation on any capital gains arising from the disposition of their Kennady Shares. See “Principal Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations for U.S Holders”.

•	Low Execution Risk. There are no material regulatory issues that are expected to arise in connection with the Arrangement that would prevent its completion, and all required regulatory clearances and approvals are expected to be obtained. There are a limited number of conditions, beyond the Kennady Shareholder Approval and the Mountain Province Shareholder Approval, required for the completion of the Arrangement, which the Kennady Board expects to have satisfied or waived in due course. In addition, the Significant Shareholder and all of the directors and officers of Kennady have entered into Kennady Voting and Support Agreements pursuant to which, and subject to the terms of which, they have agreed, among other things, to vote their Kennady Shares in favour of the Arrangement Resolution.

•	Experienced Leadership Team. The Combined Company will have an experienced management team with a proven track record of generating shareholder value and with knowledge of all stages of the mine development cycle, including discovery, development and production.

The Kennady Special Committee and Kennady Board also considered a variety of risks and other potentially negative factors relating to the Arrangement including those matters described under the heading “Risk Factors Relating to the Arrangement”. The Kennady Special Committee and Kennady Board believed that, overall, the anticipated benefits of the Arrangement to Kennady outweighed these risks and negative factors.

In making their respective determinations and recommendations, the Kennady Special Committee and the Kennady Board also observed that a number of procedural safeguards were and are present to permit the Kennady Special Committee and the Kennady Board to represent effectively the interests of Kennady and the Kennady Shareholders and Kennady’s other stakeholders, including, among others:

•	Role of the Kennady Special Committee. The evaluation and negotiation process was conducted by the Kennady Special Committee, being members of the Kennady Board who are independent of management and the Significant Shareholder. The Kennady Special Committee met regularly with Kennady’s advisors and management and retained its own independent legal and financial advisors.

•	Ability to respond to Superior Proposals. Notwithstanding the limitations contained in the Arrangement Agreement on Kennady’s ability to solicit interest from third parties, the Arrangement Agreement allows the Kennady Board to engage in discussions or negotiations with respect to an unsolicited written bona fide Acquisition Proposal at any time prior to the approval of the Arrangement Resolution by Kennady Shareholders and after the Kennady Board determines, in good faith, that such Acquisition Proposal would be reasonably likely to result in a Superior Proposal.

•	Unanimous recommendation of the Kennady Special Committee, consisting entirely of independent directors. The Arrangement was approved by the independent directors of Kennady, in accordance with MI 61-101.

•	Independent Kennady Fairness Opinion. The Kennady Special Committee retained Haywood Securities Inc. to provide the Haywood Fairness Opinion. The fee payable to Haywood Securities Inc. is not contingent on the completion of the Arrangement and such fee is payable to Haywood Securities Inc. in respect of the

Haywood Fairness Opinion irrespective of the substance or conclusions of the Haywood Fairness Opinion. See “The Arrangement – Kennady Fairness Opinion” and Schedule “F” – “Fairness Opinion of Haywood Securities Inc.”.

•	Experienced financial and legal advisors. The process undertaken by the Kennady Special Committee included the retention of Fasken Martineau DuMoulin LLP as its independent legal advisor and the retention of Minvisory Corp. as its independent financial advisor.

•	Reasonable Termination Fee. Kennady is able to terminate the Arrangement Agreement in specified circumstances, including to accept a Superior Proposal on payment of the Termination Fee of $6,000,000. This provides further assurance to the Kennady Board that it would have a reasonable opportunity to consider a potential superior unsolicited alternative transaction if one is subsequently proposed.

•	Required Shareholder and Court Approvals. The requirement for the following shareholder and Court approvals protect Kennady Shareholders:

○	To be effective, the Arrangement Resolution must be approved, with or without variation, by the affirmative vote of:

(i)	at least two-thirds of the votes cast on the Arrangement Resolution by Kennady Shareholders, present in person or represented by proxy and entitled to vote at the Kennady Meeting; and

(ii)	a majority of the votes cast on the Arrangement Resolution by Kennady Shareholders present in person or represented by proxy and entitled to vote at the Kennady Meeting, excluding for this purpose votes attached to the Kennady Shares held by the Significant Shareholder and any other person described in items (a) through (d) of Section 8.1(2) of MI 61-101; and

○	The Arrangement must be approved by the Court, which will consider, among other things, the substantive and procedural fairness of the terms and conditions of the Arrangement.

•	Dissent Rights. The terms of the Plan of Arrangement provide that any Registered Kennady Shareholders who oppose the Arrangement may, upon compliance with certain conditions, exercise Dissent Rights and, if ultimately successful, receive the fair value of their Kennady Shares in accordance with the Arrangement.

See “The Arrangement – Reasons for the Mountain Province and Mountain Province Special Committee Recommendations”, “The Arrangement – Reasons for the Kennady Board and Kennady Special Committee Recommendations”, “The Arrangement – Opinion of RBC Capital Markets”, “The Arrangement – Opinion of Haywood Securities Inc.”.

The Mountain Province Board’s, Mountain Province Special Committee’s, Kennady Board’s and Kennady Special Committee’s reasons for recommending the Arrangement include certain assumptions relating to forward-looking information, and such information and assumptions are subject to various risks. See “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors – Risk Factors Relating to the Arrangement” in this Circular.

Description of the Arrangement

The following description of the Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement, a copy of the form of which is attached as Schedule “D” – “Plan of Arrangement” of this Circular.

If approved, the Arrangement will become effective at the Effective Time and will be binding at and after the Effective Time on each of Kennady, Mountain Province and Former Kennady Shareholders.

Commencing at the Effective Time, the following events or transactions shall occur and shall be deemed to occur in the following sequence without any further act or formality:

1.	each Kennady Share held by a Dissenting Shareholder shall, and shall be deemed to be, transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, to Kennady and Kennady shall thereupon be obligated to pay the amount therefor determined and payable in accordance with Article 4 of the Plan of Arrangement (Rights of Dissent), and the name of each such holder shall be removed from the securities register as a holder of Kennady Shares; and

2.	all Kennady Shares (other than Kennady Shares held by Mountain Province or Dissenting Shareholders) shall be transferred to Mountain Province, free and clear of any liens, and: (i) the holders thereof shall receive, in exchange for each Kennady Share so transferred, 0.975 of a Mountain Province Share; (ii) each holder of Kennady Shares shall cease to be the holder of such shares and such holder’s name shall be removed from the securities register of Kennady with respect to such shares; (iii) Mountain Province shall be entered in the securities register of Kennady as the holder thereof; and (iv) Former Kennady Shareholders (other than Dissenting Shareholders) shall be entered in the securities register of Mountain Province as holders of Mountain Province Shares received by them in exchange for their Kennady Shares.

Notwithstanding any provision in the Plan of Arrangement, in no event shall any Former Kennady Shareholder be entitled to a fractional Mountain Province Share. Where the aggregate number of Mountain Province Shares to be issued to a Former Kennady Shareholder as consideration under the Arrangement would result in a fraction of a Mountain Province Share being issuable, the number of Mountain Province Shares to be issued to a Former Kennady Shareholder as consideration under the Arrangement shall be: (i) rounded down to the nearest whole Mountain Province Share in the event that the fractional Mountain Province Share is equal to or less than 0.5; and (ii) rounded up to the nearest whole Mountain Province Share in the event that the fractional Mountain Province Share is greater than 0.5 and less than 1.0.

See “The Arrangement – Description of the Arrangement – Exchange of Kennady Shares for the Arrangement Consideration” and the Plan of Arrangement attached as Schedule “D” – “Plan of Arrangement” for additional information.

Kennady Shareholders who exchange their Kennady Shares for Mountain Province Shares pursuant to the Arrangement, and who provide Mountain Province with a letter of representation in a form satisfactory to Mountain Province acting reasonably that such Kennady Shareholder does not hold their Kennady Shares as capital property for purposes of the Tax Act, may be entitled to make an income tax election with Mountain Province, pursuant to subsection 85(1) or 85(2) of the Tax Act, as applicable (and the analogous provisions of provincial income tax law) with respect to the exchange of their Kennady Shares. See “The Arrangement – Description of the Arrangement – Tax Election for Certain Kennady Shareholders”.

Opinion of RBC Capital Markets

RBC Capital Markets was retained to deliver to the Mountain Province Special Committee an opinion as to the fairness to Mountain Province, from a financial point of view, of the Arrangement Consideration to be paid by Mountain Province pursuant to the Arrangement Agreement. RBC Capital Markets has delivered the RBC Fairness Opinion concluding that, as at the date thereof and subject to the assumptions, limitations and qualifications contained therein, the Arrangement Consideration to be paid by Mountain Province pursuant to the Arrangement Agreement is fair, from a financial point of view, to Mountain Province. The full text of the RBC Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the RBC Fairness Opinion, is attached as Schedule “E” – “Fairness Opinion of RBC Capital Markets” to this Circular.

The summary of the RBC Fairness Opinion described in this Circular is qualified in its entirety by reference to the full text of the RBC Fairness Opinion. The RBC Fairness Opinion is not a recommendation to any Mountain Province Shareholder as to how to vote or act on any matter relating to the Arrangement. The RBC Fairness Opinion was one of a number of factors taken into consideration by the Mountain Province Special Committee in making its determination that the Arrangement is in the best long-term interests of Mountain Province, and unanimously recommending that the Mountain Province Board approve the Arrangement and enter into the Arrangement Agreement.

See “The Arrangement – Opinion of RBC Capital Markets”.

Opinion of Haywood Securities Inc.

Haywood Securities Inc. was retained to deliver to the Kennady Special Committee an opinion as to the fairness to the Kennady Shareholders, from a financial point of view, of the Arrangement Consideration to be received by Kennady Shareholders pursuant to the Arrangement. Haywood Securities Inc. has delivered the Haywood Fairness Opinion concluding that, as at the date thereof and subject to the assumptions, limitations and qualifications contained therein, the Arrangement Consideration to be received by the Kennady Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Kennady Shareholders. The full text of the Haywood Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Haywood Fairness Opinion, is attached as Schedule “F” – “Fairness Opinion of Haywood Securities Inc.” to this Circular.

The summary of the Haywood Fairness Opinion described in this Circular is qualified in its entirety by reference to the full text of the Haywood Fairness Opinion. The Haywood Fairness Opinion is not a recommendation to any Kennady Shareholder as to how to vote or act on any matter relating to the Arrangement. The Haywood Fairness Opinion was one of a number of factors taken into consideration by the Kennady Special Committee in making its determination that the Arrangement is in the best interests of Kennady, and unanimously recommending that the Kennady Board approve the Arrangement and enter into the Arrangement Agreement.

See “The Arrangement – Opinion of Haywood Securities Inc.”.

The Arrangement Agreement

The Arrangement will be effected in accordance with the Arrangement Agreement, the full text of which may be viewed on SEDAR under Mountain Province’s and Kennady’s issuer profiles, respectively, at www.sedar.com. A summary of the material terms of the Arrangement Agreement (including a summary of the Termination Fee payable by Kennady to Mountain Province or by Mountain Province to Kennady, as applicable, in the event that the Arrangement is not completed under certain circumstances) is set out under the heading “The Arrangement Agreement” in this Circular and is subject to and qualified in its entirety by the full text of the Arrangement Agreement, which is incorporated by reference in this Circular.

The Voting and Support Agreements

Mountain Province Voting and Support Agreements

The Supporting Mountain Province Shareholders have entered into Mountain Province Voting and Support Agreements with Kennady in respect of Mountain Province Shares representing, in the aggregate, approximately 24.3% of the outstanding Mountain Province Shares as at January 28, 2018. The Mountain Province Voting and Support Agreements set forth, among other things and subject to certain exceptions, the agreement of such Supporting Mountain Province Shareholders to vote their Subject Mountain Province Securities in favour of the Share Issuance Resolution at the Mountain Province Meeting and any actions required for the consummation of the transactions contemplated by the Arrangement Agreement.

The full text of the Mountain Province Voting and Support Agreements may be viewed on SEDAR under Kennady’s issuer profile at www.sedar.com. A summary of the key terms of the Mountain Province Voting and Support Agreements is included under the heading “The Voting Agreements – Mountain Province Voting and Support Agreements”.

Kennady Voting and Support Agreements

The Supporting Kennady Shareholders have entered into Kennady Voting and Support Agreements with Mountain Province in respect of Kennady Shares representing, in the aggregate, approximately 28.6% of the outstanding Kennady Shares as at January 28, 2018. The Kennady Voting and Support Agreements set forth, among other things and subject to certain exceptions, the agreement of such Supporting Kennady Shareholders to vote their Subject Kennady Securities in favour of the Arrangement Resolution at the Kennady Meeting and any actions required for the consummation of the transactions contemplated by the Arrangement Agreement.

The full text of the Kennady Voting and Support Agreements may be viewed on SEDAR under Mountain Province’s issuer profile at www.sedar.com. A summary of the key terms of the Kennady Voting and Support Agreements is included under the heading “The Voting Agreements – Kennady Voting and Support Agreements”.

Court Approval of the Arrangement

An arrangement under the OBCA requires approval by the Court.

On March 5, 2018, Kennady obtained the Interim Order providing for the calling and holding of the Kennady Meeting, Dissent Rights and certain other procedural matters. The full text of the Interim Order is set out in Schedule “G” – “Interim Order” to this Circular. Subject to the terms of the Arrangement Agreement, and provided that the Share Issuance Resolution is approved at the Mountain Province Meeting and the Arrangement Resolution is approved at the Kennady Meeting in the manner required by the Interim Order, Kennady will re-attend before the Court for the issuance of the Final Order.

See “The Arrangement – Securityholder and Court Approvals – Court Approval of the Arrangement”.

Procedure for Exchange of Kennady Shares

Letter of Transmittal

A Letter of Transmittal is being mailed, together with this Circular, to each person (other than Mountain Province) who was a Registered Kennady Shareholder on the Kennady Record Date. Each person who is a Registered Kennady Shareholder immediately prior to the Effective Time must forward a properly completed and signed Letter of Transmittal, along with the accompanying Kennady Share certificate(s), if applicable, and such other documents as the Depositary may require, to the Depositary in order to receive the Arrangement Consideration to which such Kennady Shareholder is entitled under the Arrangement. It is recommended that Registered Kennady Shareholders complete, sign and return the Letter of Transmittal, along with the accompanying Kennady Share certificate(s), if applicable, to the Depositary as soon as possible. Kennady Shareholders whose Kennady Shares are registered in the name of a nominee (bank, trust company, securities broker or other nominee) should contact that nominee for assistance in depositing their Kennady Shares.

See “Procedure for Exchange of Kennady Shares – Letter of Transmittal”.

Cancellation of Rights after Six Years

To the extent that a Former Kennady Shareholder has not complied with the provisions of the Arrangement described under the heading “Procedure for Exchange of Kennady Shares – Exchange Procedure” on or before the date that is six years after the Effective Date, then any Mountain Province Shares which such Former Kennady Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such Mountain Province Shares shall be delivered to Mountain Province by the Depositary for cancellation and shall be cancelled by Mountain Province, and the interest of the Former Kennady Shareholder in such Mountain Province Shares to which it was entitled shall be terminated as of such Final Proscription Date.

See “Procedure for Exchange of Kennady Shares – Cancellation of Rights after Six Years”.

Fractional Interest

No fractional Mountain Province Shares shall be issued to Former Kennady Shareholders in connection with the Plan of Arrangement. The total number of Mountain Province Shares to be issued to any Former Kennady Shareholder shall, without additional compensation, be rounded up or down to the nearest whole Mountain Province Share (in accordance with the terms of the Plan of Arrangement) in the event that a Former Kennady Shareholder would otherwise be entitled to a fractional share.

See “Procedure for Exchange of Kennady Shares – Fractional Interest” and the Plan of Arrangement attached as Schedule “D” – “Plan of Arrangement” for additional information.

Dissent Rights

Registered Kennady Shareholders have Dissent Rights with respect to the Arrangement.

Registered Kennady Shareholders who wish to exercise their Dissent Rights must: (i) deliver a written notice of dissent to the Arrangement Resolution to Kennady, by mail to: Kennady Diamonds Inc. c/o Bruce Ramsden, Chief Financial Officer, 161 Bay Street, Suite 1410, P.O. Box 216, Toronto, Ontario, Canada, M5J 2S1; or by facsimile transmission to: 416 640-3335, by 5:00 p.m. (Eastern Standard Time) on Thursday, April 5, 2018, or two Business Days prior to any adjournment of the Kennady Meeting; (ii) not have voted in favour of the Arrangement Resolution; and (iii) otherwise have complied with the provisions of Section 185 of the OBCA, as modified and supplemented by the Plan of Arrangement, the Interim Order and any other order of the Court.

A Non-Registered Kennady Shareholder who wishes that Dissent Rights be exercised in respect of its Kennady Shares should immediately contact the nominee (bank, trust company, securities brokers or other nominee) with whom the Non-Registered Kennady Shareholder deals.

A Registered Kennady Shareholder’s failure to strictly comply with the procedures set forth in Section 185 of the OBCA, as modified or supplemented by the Plan of Arrangement, Interim Order and any other order of the Court, will result in the loss of such Registered Kennady Shareholder’s Dissent Rights.

See “The Arrangement – Dissent Rights”.

Income Tax Considerations

Kennady Shareholders should consult their own tax advisors about the applicable Canadian or U.S. federal, provincial, state and local tax, and other foreign tax, consequences of the Arrangement.

See “Principal Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations for U.S. Holders”.

Canadian Securities Laws

Each Kennady Shareholder is urged to consult such shareholder’s professional advisors to determine the Canadian conditions and restrictions applicable to trades in the Mountain Province Shares issuable pursuant to the Arrangement.

Kennady is a reporting issuer in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland. The Kennady Shares are currently listed on the TSXV. Following completion of the Arrangement, Kennady will be a wholly-owned subsidiary of Mountain Province and it is anticipated that Mountain Province will apply to the applicable Canadian securities regulators to have Kennady cease to be a reporting issuer and have the Kennady Shares delisted from the TSXV.

Mountain Province has applied to list the Mountain Province Shares issuable under the Arrangement on the TSX. It is a condition of closing that the TSX shall have conditionally approved the listing thereon, subject only to satisfying the customary listing conditions of the TSX, of the issuance of the Mountain Province Shares issuable pursuant to the Arrangement. See “The Arrangement Agreement – Conditions Precedent to the Arrangement”. TSX conditional approval has been obtained for the listing of the Mountain Province Shares to be issued to Kennady Shareholders (other than Mountain Province and any Dissenting Shareholders) in exchange for their Kennady Shares under the Arrangement.

The issuance of Mountain Province Shares pursuant to the Arrangement will constitute a distribution of securities that is exempt from the prospectus requirements of applicable Canadian Securities Laws. Mountain Province Shares issued pursuant to the Arrangement may be resold in each province and territory of Canada provided that certain conditions are met.

See “Securities Law Matters – Canadian Securities Laws”.

U.S. Securities Laws

A general overview of certain requirements of U.S. Securities Laws that may be applicable to Kennady Shareholders is set out in this Circular under the heading “Securities Law Matters – U.S. Securities Laws”. All holders of Kennady Shares are urged to obtain legal advice to ensure that their resale of Mountain Province Shares complies with applicable U.S. Securities Laws. Further information applicable to the holders of such securities resident in the United States is disclosed in this Circular under the heading “Note to U.S. Securityholders”.

See “Securities Law Matters – U.S. Securities Laws”.

Mountain Province has applied to list the Mountain Province Shares issuable under the Arrangement on the Nasdaq. It is a condition of closing that the Nasdaq shall have conditionally approved the listing thereon, subject to official notice of issuance, of the Mountain Province Shares issuable pursuant to the Arrangement as of the Effective Date. See “The Arrangement Agreement – Conditions Precedent to the Arrangement”.

Unaudited Pro Forma Condensed Consolidated Financial Information

The unaudited pro forma condensed consolidated financial statements of Mountain Province, including its respective pro forma consolidated balance sheet as at September 30, 2017 and pro forma consolidated statement of comprehensive income (loss) for the year ended December 31, 2016 and the nine month period ended September 30, 2017, are set out in Schedule “O” – “Unaudited Pro Forma Condensed Consolidated Financial Statements of Mountain Province”.

Interests of Certain Persons in the Arrangement

In considering the recommendation of the Kennady Board, Kennady Shareholders should be aware that members of the Kennady Board and the officers of Kennady have interests in the Arrangement or may receive benefits that may differ from, or be in addition to, the interests of Kennady Shareholders generally.

All benefits received, or to be received, by directors or officers of Kennady as a result of the Arrangement are, and will be, solely in connection with their services as directors or employees of Kennady. No benefit has been, or will be, conferred for the purpose of increasing the value of consideration payable to any such person for Kennady Shares, nor is it, or will it be, conditional on the person supporting the Arrangement.

See “Interests of Directors and Officers of Kennady in the Arrangement”.

MOUNTAIN PROVINCE SHAREHOLDERS –

QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT

The following is a summary of certain information contained in or incorporated by reference into this Circular, together with some of the questions that you, as a Mountain Province Shareholder, may have and answers to those questions. You are urged to read the remainder of this Circular and the enclosed Mountain Province Proxy carefully, because the information contained below is of a summary nature, and is qualified in its entirety by the more detailed information contained elsewhere in or incorporated by reference into this Circular, the Mountain Province Proxy and the attached schedules to this Circular, all of which are important and should be reviewed carefully. Capitalized terms in this summary have the meanings set out under Schedule “A” – “Glossary of Terms”.

This Circular is provided to you in connection with the solicitation by or on behalf of management of Mountain Province of proxies to be used at the Mountain Province Meeting to be held at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, Canada V6C 1B4, at 2:30 p.m. (Pacific Standard Time) on Monday, April 9, 2018 for the purposes indicated in the Mountain Province Notice of Meeting.

Your vote is very important. We encourage you to exercise your right to vote by proxy if:

1)         you cannot attend the Mountain Province Meeting; or

2)         you plan to attend the Mountain Province Meeting but prefer the convenience of voting in advance.

The questions and answers below give general guidance for voting your Mountain Province Shares and related matters. Unless otherwise noted, all answers relate to both Registered Mountain Province Shareholders and Non- Registered Mountain Province Shareholders. If you have any questions, please feel free to contact Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at: 1-877-452-7184 (North American Toll Free) or 416- 304-0211 (Collect Outside North America); or by email at: assistance@laurelhill.com.

Does the Mountain Province Board support the Arrangement?

Yes. The Mountain Province Board, on the recommendation of the Mountain Province Special Committee and based upon its own investigations, has unanimously determined (i) that the Arrangement is in the best long-term interests of Mountain Province and the Mountain Province Shareholders, (ii) that Mountain Province should enter into the Arrangement Agreement, and (iii) to recommend that the Mountain Province Shareholders vote FOR the Share Issuance Resolution.

In making its recommendation, the Mountain Province Board considered a number of factors as described in this Circular under the heading “The Arrangement – Reasons for the Mountain Province Board and Mountain Province Special Committee Recommendations”, including the recommendation of the Mountain Province Special Committee after having received an oral fairness opinion from RBC Capital Markets (subsequently confirmed in writing). The RBC Fairness Opinion determined that, subject to the assumptions, limitations and qualifications contained therein, the Arrangement Consideration to be paid by Mountain Province pursuant to the Arrangement Agreement is fair, from a financial point of view, to Mountain Province. See “The Arrangement – Background to the Arrangement”, “The Arrangement – Recommendation of the Mountain Province Board” and “The Arrangement – Reasons for the Mountain Province Board and Mountain Province Special Committee Recommendations”.

Am I entitled to vote?

You are entitled to vote if you were a holder of Mountain Province Shares as of the close of business on March 5, 2018. Each Mountain Province Shareholder is entitled to one vote per Mountain Province Share held on all matters to come before the Mountain Province Meeting, including the Share Issuance Resolution. Holders of Mountain Province Options are not entitled to vote in respect of their Mountain Province Options on any matters at the Mountain Province Meeting.

Vote Your Shares Today.
Shareholders who have questions or require assistance with voting may contact Laurel Hill Advisory Group toll free at,
1-877-452-7184 or 416-304-0211 (Collect Outside North America); or by email at assistance@laurelhill.com

What am I voting on?

If you are a holder of Mountain Province Shares, you are voting to approve the Share Issuance Resolution, the full text of which is set out in Schedule “B” – “Resolutions to be Approved at the Mountain Province Meeting” to this Circular. At the Mountain Province Meeting, Mountain Province Shareholders will be asked to consider and, if deemed advisable, pass an ordinary resolution approving the issuance of up to 54,673,383 Mountain Province Shares (subject to variation due to rounding of fractional interests in accordance with the terms of the Plan of Arrangement) pursuant to the Arrangement, composed of up to 54,673,383 Mountain Province Shares to be issued to Kennady Shareholders (other than Mountain Province and any Dissenting Shareholders) in exchange for their Kennady Shares. To be effective, the Share Issuance Resolution must be approved at the Mountain Province Meeting by (i) at least a majority of the votes cast on the Share Issuance Resolution by the Mountain Province Shareholders present in person or represented by proxy and entitled to vote at the Mountain Province Meeting (in accordance with the requirements of Section 611(c) of the TSX Company Manual), and (ii) at least a majority of the votes cast on the Share Issuance Resolution by the Minority Mountain Province Shareholders (i.e., excluding votes attached to Kennady Shares held by any other person described in items (a) through (d) of Section 8.1(2) of MI 61-101) present in person or represented by proxy and entitled to vote at the Mountain Province Meeting. If the Arrangement is not completed, the Mountain Province Shares referred to in the Share Issuance Resolution will not be issued even if the Share Issuance Resolution is approved at the Mountain Province Meeting.

What if amendments are made to these matters or if other business matters are brought before the Mountain Province Meeting?

If you attend the Mountain Province Meeting in person, you may vote on the business matters as you choose.

If you have completed and returned a proxy form, the persons named in the proxy form will have discretionary authority to vote on amendments or variations to the business matters identified in the Mountain Province Notice of Meeting, and on other matters that may properly come before the Mountain Province Meeting. As of the date of this Circular, management of Mountain Province is not aware of any amendments, variations or additional matters to come before the Mountain Province Meeting.

Am I a Registered Mountain Province Shareholder and how do I vote?

You are a Registered Mountain Province Shareholder if you hold any Mountain Province Shares in your own name, as recorded in the shareholder register of Mountain Province maintained by Computershare Investor Services Inc.

You can inspect a list of Registered Mountain Province Shareholders on request during usual business hours, at Mountain Province’s registered and head office located at 161 Bay Street, Suite 1410, P.O. Box 216, Toronto, Ontario, Canada, M5J 2S1. This list will also be available at the Mountain Province Meeting.

If you are a Registered Mountain Province Shareholder, you can vote your Mountain Province Shares by (i) voting in person at the Mountain Province Meeting; or (ii) signing and returning the enclosed Mountain Province Proxy (printed on WHITE PAPER) appointing the named persons or some other person you choose, who need not be a Mountain Province Shareholder, to represent you as proxyholder and vote your Mountain Province Shares at the Mountain Province Meeting.

Am I a Non-Registered Mountain Province Shareholder (also commonly referred to as a beneficial shareholder) and how do I vote?

You are a Non-Registered Mountain Province Shareholder if your Mountain Province Shares are held in an account in the name of a nominee (bank, trust company, securities broker or other nominee).

If you are a Non-Registered Mountain Province Shareholder, you will have received voting instructions from your nominee or intermediary. Typically, intermediaries will use a service company to forward such materials to Non- Registered Mountain Province Shareholders. The majority of intermediaries now delegate responsibility for obtaining

Vote Your Shares Today.
Shareholders who have questions or require assistance with voting may contact Laurel Hill Advisory Group toll free at,
1-877-452-7184 or 416-304-0211 (Collect Outside North America); or by email at assistance@laurelhill.com instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”). Mountain Province may utilize the Broadridge QuickVote™ service to assist Mountain Province Shareholders with voting their Mountain Province Shares. Certain Non-Registered Mountain Province Shareholders who have not objected to Mountain Province knowing who they are (non-objecting beneficial owners) may be contacted by Laurel Hill Advisory Group to conveniently obtain a vote directly over the telephone.

If I am a Non-Registered Mountain Province Shareholder, can I vote in person at the Mountain Province Meeting?

Yes. To vote in person at the Mountain Province Meeting, print your own name in the space provided on the proxy form or the voting instruction form sent to you by your nominee and return it by following the instructions included. In doing so you are instructing your nominee to appoint you as a proxyholder. Please register with Mountain Province’s transfer agent, Computershare Investor Services Inc., when you arrive at the Mountain Province Meeting. As we have no access to the names of the Non-Registered Mountain Province Shareholders, if you attend the meeting without following this procedure, we will have no record of your shareholdings or entitlement to vote.

Who is soliciting my proxy?

Whether or not you plan to attend the Mountain Province Meeting, management of Mountain Province, with the support of the Mountain Province Board, requests that you fill out your form of proxy or proxies to ensure your votes are cast at the Mountain Province Meeting. This solicitation of your proxy or proxies (your vote) is made on behalf of management of Mountain Province.

It is expected that the solicitation of proxies will be made primarily by mail, but proxies may also be solicited personally or by telephone, email, internet, or other electronic or other means of communication by directors, officers, employees, agents or other representatives of Mountain Province. In addition, Mountain Province and Kennady have engaged Laurel Hill Advisory Group, the Proxy Solicitation Agent, to assist in the solicitation of proxies with respect to the matters to be considered at the Mountain Province Meeting and the Kennady Meeting. Mountain Province and Kennady will bear the costs of solicitation of their respective shareholders.

Who votes my Mountain Province Shares and how will they be voted if I return a proxy form?

By properly completing and returning a proxy form, you are authorizing the persons named in that form to attend the Mountain Province Meeting and to vote your Mountain Province Shares. You can use the applicable enclosed Mountain Province Proxy, or any other proper proxy form, to appoint your proxyholder.

The Mountain Province Shares represented by your proxy must be voted as you instruct in the proxy form. If you properly complete and return your proxy but do not specify how you wish the votes cast, your proxyholder will vote your Mountain Province Shares as they see fit.

NOTE TO MOUNTAIN PROVINCE SHAREHOLDERS: Unless you provide contrary instructions, Mountain Province Shares represented by proxies that management receives will be voted FOR the Share Issuance Resolution.

Can I appoint someone other than those named in the enclosed proxy form to vote my Mountain Province Shares?

Yes. You have the right to appoint another person of your choice. They do not need to be a Mountain Province Shareholder to attend and act on your behalf at the Mountain Province Meeting. To appoint someone who is not named in the enclosed Mountain Province Proxy, strike out those printed names appearing on the proxy form and print in the space provided the name of the person you choose.

Vote Your Shares Today.
Shareholders who have questions or require assistance with voting may contact Laurel Hill Advisory Group toll free at,
1-877-452-7184 or 416-304-0211 (Collect Outside North America); or by email at assistance@laurelhill.com

NOTE TO MOUNTAIN PROVINCE SHAREHOLDERS: It is important for you to ensure that any other person you appoint will attend the Mountain Province Meeting and know you have appointed them. On arriving at the Mountain Province Meeting, proxyholders must present themselves to a representative of Computershare Investor Services Inc.

Can I revoke a proxy or voting instruction?

Yes. If you are a Registered Mountain Province Shareholder and have returned a proxy form, you may revoke it by:

i.	completing and signing another proxy form with a later date and delivering it at the offices of Computershare Investor Services Inc., Toronto Office, Proxy Department, at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1, before: (a) 2:30 p.m. (Pacific Standard Time) on Thursday, April 5, 2018; or (b) if the Mountain Province Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before the day to which the Mountain Province Meeting is adjourned;

ii.	delivering a written statement revoking the original proxy or voting instruction, signed by you or your authorized representative, to:

a.	Computershare Investor Services Inc., Toronto Office, Proxy Department, at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1, at any time up to and including the last Business Day preceding the day of the Mountain Province Meeting or, if the Mountain Province Meeting is adjourned, up to the close of business on the last Business Day before the day to which the Mountain Province Meeting is adjourned; or

b.	the Chair of the Mountain Province Meeting before the Mountain Province Meeting begins or, if the Mountain Province Meeting is adjourned, before the adjourned Mountain Province Meeting begins; or

iii.	any other manner permitted by law.

If you are a Non-Registered Mountain Province Shareholder and you wish to change your vote you must, in sufficient time in advance of the Mountain Province Meeting, arrange for your respective intermediary to change your vote and, if necessary, revoke your proxy in accordance with the revocation procedures set out above.

How many Mountain Province Shares are entitled to be voted?

The Mountain Province Board has fixed March 5, 2018 as the Mountain Province Record Date for determining the Mountain Province Shareholders who are entitled to receive notice of and vote at the Mountain Province Meeting. Only Registered Mountain Province Shareholders whose names have been entered in the registers of Mountain Province as at the close of business (5:00 p.m. (Eastern Standard Time)) on the Mountain Province Record Date will be entitled to receive notice of and vote at the Mountain Province Meeting. No other Mountain Province Shareholders are entitled to vote at the Mountain Province Meeting.

As at March 5, 2018, the Mountain Province Record Date, 160,253,501 Mountain Province Shares were issued and outstanding. Each Mountain Province Share outstanding on the Mountain Province Record Date carries the right to one vote. As of March 5, 2018, 122,145,410 Mountain Province Shares were held by the Minority Mountain Province Shareholders.

Other than as disclosed in this Circular under the heading “General Proxy Information – Mountain Province Shareholders – Mountain Province Shareholders Entitled to Vote”, the directors and officers of Mountain Province know of no person who beneficially owns or exercises control or direction over Mountain Province Shares carrying 10% or more of the aggregate voting rights of Mountain Province Shares.

Vote Your Shares Today.
Shareholders who have questions or require assistance with voting may contact Laurel Hill Advisory Group toll free at,
1-877-452-7184 or 416-304-0211 (Collect Outside North America); or by email at assistance@laurelhill.com

Should I send in my proxy now?

Yes. To ensure your vote is counted, you need to complete and submit the enclosed Mountain Province Proxy or, if applicable, provide your nominee (bank, trust company, securities broker or other nominee) with voting instructions. You are encouraged to vote well in advance of the proxy cut-off at 2:30 p.m. (Pacific Standard Time) on Thursday, April 5, 2018 (or at least 48 hours (excluding Saturdays, Sundays and holidays) prior to any reconvened Mountain Province Meeting in the event of an adjournment of the Mountain Province Meeting).

What approvals are required to be given by Kennady Shareholders at the Kennady Meeting?

Completion of the Arrangement is also conditional upon approval of the Arrangement Resolution, which must be approved, with or without variation, by the affirmative vote of: (i) at least 66 ⅔% of the votes cast on the Arrangement Resolution by the Kennady Shareholders present in person or represented by proxy and entitled to vote at the Kennady Meeting, and (ii) at least a majority of the votes cast on the Arrangement Resolution by Minority Kennady Shareholders (i.e., excluding votes attached to Kennady Shares held by any other person described in items (a) through (d) of Section 8.1(2) of MI 61-101) present in person or represented by proxy and entitled to vote at the Kennady Meeting. See “Securities Law Matters – Multilateral Instrument 61-101”.

The Kennady Meeting is scheduled to be held at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, Canada V6C 1B4, at 1:00 p.m. (Pacific Standard Time) on Monday, April 9, 2018.

What will happen if the Arrangement Resolution is not approved by Kennady Shareholders or the Arrangement is not completed for any reason?

If the Arrangement Resolution is not approved or the Arrangement is not completed for any reason, the Arrangement Agreement may be terminated. In certain circumstances, Mountain Province will be required to pay to Kennady a termination payment in the amount of $6,000,000 in connection with such termination. See “The Arrangement Agreement —Termination Fee”.

Do I have Dissent Rights?

No. Mountain Province Shareholders are not entitled to exercise dissent rights in respect of the Share Issuance Resolution.

What if I have other questions?

If you have any questions regarding the meeting, please contact:

Mountain Province Proxy Solicitation Agent:	Laurel Hill Advisory Group
1-877-452-7184 (North American Toll Free) 416-304-0211 (Collect Outside North America) assistance@laurelhill.com

Vote Your Shares Today.
Shareholders who have questions or require assistance with voting may contact Laurel Hill Advisory Group toll free at,
1-877-452-7184 or 416-304-0211 (Collect Outside North America); or by email at assistance@laurelhill.com

GENERAL PROXY INFORMATION – MOUNTAIN PROVINCE SHAREHOLDERS

Date, Time and Place of Mountain Province Meeting

The Mountain Province Meeting will be held at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, Canada V6C 1B4, at 2:30 p.m. (Pacific Standard Time) on Monday, April 9, 2018.

Purpose of the Mountain Province Meeting

The purpose of the Mountain Province Meeting is for Mountain Province Shareholders to consider and vote upon the Share Issuance Resolution, the full text of which is set out in Schedule “B” – “Resolutions to be Approved at the Mountain Province Meeting” to this Circular. Particulars of the subject matter relating to the Arrangement are described in this Circular under the heading “The Arrangement”.

At the Mountain Province Meeting, Mountain Province Shareholders will be asked to consider and, if deemed advisable, pass an ordinary resolution approving the issuance of up to 54,673,383 Mountain Province Shares (subject to variation due to rounding of fractional interests in accordance with the terms of the Plan of Arrangement) in connection with the Arrangement, composed of up to 54,673,383 Mountain Province Shares to be issued to Kennady Shareholders (other than Mountain Province and any Dissenting Shareholders) in exchange for their Kennady Shares pursuant to the Arrangement. To be effective, the Share Issuance Resolution must be passed, with or without variation, at the Mountain Province Meeting by (i) at least a majority of the votes cast on the Share Issuance Resolution by the Mountain Province Shareholders present in person or represented by proxy and entitled to vote at the Mountain Province Meeting (in accordance with the requirements of Section 611(c) of the TSX Company Manual), and (ii) at least a majority of the votes cast on the Share Issuance Resolution by the Minority Mountain Province Shareholders (i.e., excluding votes attached to Kennady Shares held by any other person described in items (a) through (d) of Section 8.1(2) of MI 61-101) present in person or represented by proxy and entitled to vote at the Mountain Province Meeting. If the Share Issuance Resolution does not receive the requisite approval, the Arrangement will not proceed.

The complete text of the Share Issuance Resolution to be presented to the Mountain Province Meeting is set out in Schedule “B” – “Resolutions to be Approved at the Mountain Province Meeting” to this Circular.

Management of Mountain Province and the Mountain Province Board recommend that Mountain Province Shareholders vote FOR the Share Issuance Resolution. In the absence of instructions to the contrary, the persons whose names appear in the Mountain Province Proxy accompanying this Circular intend to VOTE FOR the Share Issuance Resolution.

Important information relating to the Share Issuance Resolution, including the details relating to the Arrangement, are found in this Circular. Mountain Province Shareholders are urged to closely review the information in this Circular.

Mountain Province Shareholders Entitled to Vote

At the Mountain Province Meeting, Mountain Province Shareholders are entitled to vote on the Share Issuance Resolution, either present in person or represented by proxy. The Mountain Province Board has fixed March 5, 2018 as the Mountain Province Record Date for determining the Mountain Province Shareholders who are entitled to receive notice of and vote at the Mountain Province Meeting. Only Registered Mountain Province Shareholders whose names have been entered in the registers of Mountain Province as at the close of business (5:00 p.m. (Eastern Standard Time)) on the Mountain Province Record Date will be entitled to receive notice of and vote at the Mountain Province Meeting. No other Mountain Province Shareholders are entitled to vote at the Mountain Province Meeting.

As at March 5, 2018, the Mountain Province Record Date, 160,253,501 Mountain Province Shares were issued and outstanding. Each Mountain Province Share outstanding on the Mountain Province Record Date carries the right to one vote. As at March 5, 2018, 122,145,410 Mountain Province Shares were held by the Minority Mountain Province Shareholders.

Vote Your Shares Today.
Shareholders who have questions or require assistance with voting may contact Laurel Hill Advisory Group toll free at,
1-877-452-7184 or 416-304-0211 (Collect Outside North America); or by email at assistance@laurelhill.com

To the knowledge of the directors and officers of Mountain Province, as of the Mountain Province Record Date, no person beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the Mountain Province Shares, other than as set out below:

Name of Shareholder	Number of Common Shares(1)(2)	Percentage of Common Shares(1)(2)
Dermot Fachtna Desmond(3)(4)	37,951,887	23.7%

Notes:

(1)	The information as to Mountain Province Shares beneficially owned, controlled or directed, not being within the knowledge of Mountain Province, has been obtained by Mountain Province from publicly-disclosed information and/or furnished by the Mountain Province Shareholder listed above.
(2)	Calculated on a non-diluted basis on the basis of 160,253,501 issued and outstanding Mountain Province Shares as at the Mountain Province Record Date.
(3)	Represents holdings beneficially owned or controlled by Mr. Dermot Fachtna Desmond. Mr. Desmond owns 15,598,167 Mountain Province Shares directly and owns an additional 22,353,720 Mountain Province Shares beneficially through Bottin (International) Investments Ltd., which he controls.
(4)	Mr. Desmond and Bottin (International) Investments Ltd. are not Minority Mountain Province Shareholders in respect of the Share Issuance Resolution. As a result, the Mountain Province Shares held by Mr. Desmond and Bottin (International) Investments Ltd. are not entitled to be voted in respect of the minority approval required of the Share Issuance Resolution under MI 61-101.

Each Registered Mountain Province Shareholder has the right to appoint as proxyholder a person or company other than the persons designated by management of Mountain Province (the “Mountain Province Management Proxyholders”) in the enclosed Mountain Province Proxy and to attend and act on the Mountain Province Shareholder’s behalf at the Mountain Province Meeting or any adjournment or postponement thereof, by striking out the names of the Mountain Province Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed Mountain Province Proxy.

Voting By Registered Mountain Province Shareholders

The following instructions are for Registered Mountain Province Shareholders only. If you are a Non-Registered Mountain Province Shareholder, please read the information under the heading “General Proxy Information – Voting by Non-Registered Mountain Province Shareholders” below and follow your nominee’s (bank, trust company, securities broker or other nominee) instructions on how to vote your Mountain Province Shares.

Voting in Person

Registered Mountain Province Shareholders who attend the Mountain Province Meeting may vote in person. If you are a Registered Mountain Province Shareholder, to ensure your vote is counted, you should complete and return the enclosed Mountain Province Proxy as soon as possible even if you plan to attend the Mountain Province Meeting in person. Even if you return a proxy, you can still attend the Mountain Province Meeting and vote in person, in which case you will need to instruct the scrutineer at the Mountain Province Meeting to cancel your proxy.

Voting by Proxy

If you are a Registered Mountain Province Shareholder but do not plan to attend the Mountain Province Meeting, you may vote by using a proxy to appoint someone to attend the Mountain Province Meeting as your proxyholder. Registered Mountain Province Shareholders should carefully read and consider the information contained in this Circular. Registered Mountain Province Shareholders should then complete, sign and date the enclosed Mountain Province Proxy (on WHITE PAPER) and return the form in the enclosed return envelope as indicated in the Mountain Province Proxy as soon as possible so that your Mountain Province Shares may be represented at the Mountain Province Meeting. Alternatively, Registered Mountain Province Shareholders may vote by telephone or online at: www.investorvote.com using the control number found on the Mountain Province Proxy.

Vote Your Shares Today.
Shareholders who have questions or require assistance with voting may contact Laurel Hill Advisory Group toll free at,
1-877-452-7184 or 416-304-0211 (Collect Outside North America); or by email at assistance@laurelhill.com

Appointment of Proxies

A proxy is a document that authorizes another person to attend the Mountain Province Meeting and cast votes at the Mountain Province Meeting on behalf of a Registered Mountain Province Shareholder. If you are a Registered Mountain Province Shareholder, you can use the Mountain Province Proxy accompanying this Circular. You may also use any other legal form of proxy.

If you are a Registered Mountain Province Shareholder, you can either return a duly completed and executed Mountain Province Proxy to the Mountain Province Transfer Agent not later than 2:30 p.m. (Pacific Standard Time) on Thursday, April 5, 2018, or not later than 48 hours (other than a Saturday, Sunday or holiday) immediately preceding the time of the Mountain Province Meeting (as it may be adjourned or postponed from time to time). Alternatively, Registered Mountain Province Shareholders may vote over the telephone at: 1-866-732-8683; or online at: www.investorvote.com. The deadline for the deposit of proxies may be waived or extended by the Chair of the Mountain Province Meeting at their discretion, without notice.

Exercise of Discretion by Proxies

Where a choice is specified on the Mountain Province Proxy on how you wish to vote on a particular issue (by checking FOR, or AGAINST, as applicable), your proxyholder must vote your Mountain Province Shares as instructed.

If you do NOT mark on the Mountain Province Proxy how you want to vote on a particular matter, your proxyholder will have the discretion to vote your Mountain Province Shares as he or she sees fit. If your proxy does not specify how to vote on the Share Issuance Resolution and you have authorized the persons named in the accompanying Mountain Province Proxy (who are officers and/or directors of Mountain Province) to act as your proxyholder, your Mountain Province Shares will be voted at the Mountain Province Meeting FOR the Share Issuance Resolution.

If any amendments are proposed to the Share Issuance Resolution, or if any other matters properly arise at the Mountain Province Meeting in relation to the Share Issuance Resolution, your proxyholder will have the discretion to vote your Mountain Province Shares as he or she sees fit.

To ensure the Share Issuance Resolution is passed, you should complete and submit the applicable enclosed Mountain Province Proxy or, if applicable, provide your nominee (bank, trust company, securities broker or other nominee) with voting instructions. See “General Proxy Information – Voting by Registered Mountain Province Shareholders – Voting by Proxy”.

Revocation of Proxies

Any Registered Mountain Province Shareholder who has returned a Mountain Province Proxy may revoke it by:

i.	completing and signing another proxy form with a later date and delivering it at the offices of Computershare Investor Services Inc., Toronto Office, Proxy Department, at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1, before: (a) 2:30 p.m. (Pacific Standard Time) on Thursday, April 5, 2018; or (b) if the Mountain Province Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before the day to which the Mountain Province Meeting is adjourned;

ii.	delivering a written statement revoking the original Mountain Province Proxy or voting instruction, signed by you or your authorized representative, to:

a.	Computershare Investor Services Inc., Toronto Office, Proxy Department, at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1, at any time up to and including the last Business Day preceding the day of the Mountain Province Meeting or, if

Vote Your Shares Today.
Shareholders who have questions or require assistance with voting may contact Laurel Hill Advisory Group toll free at,
1-877-452-7184 or 416-304-0211 (Collect Outside North America); or by email at assistance@laurelhill.com the Mountain Province Meeting is adjourned, up to the close of business on the last Business Day before the day to which the Mountain Province Meeting is adjourned; or

b.	the Chair of the Mountain Province Meeting before the Mountain Province Meeting begins or, if the Mountain Province Meeting is adjourned, before the adjourned Mountain Province Meeting begins; or

iii.	any other manner permitted by law.

If you are a Non-Registered Mountain Province Shareholder and you wish to change your vote you must, in sufficient time in advance of the Mountain Province Meeting, arrange for your respective intermediary to change your vote and, if necessary, revoke your proxy in accordance with the revocation procedures set out above.

Voting By Non-Registered Mountain Province Shareholders

You are a Non-Registered Mountain Province Shareholder (as opposed to a Registered Mountain Province Shareholder) if your Mountain Province Shares are held on your behalf, or for your account, by a nominee (bank, trust company, securities broker or other nominee). In accordance with Securities Laws, Mountain Province has distributed copies of the Mountain Province Notice of Meeting and this Circular to the clearing agencies and intermediaries for onward distribution to Non-Registered Mountain Province Shareholders. Intermediaries are required to forward the Mountain Province Notice of Meeting and this Circular to Non-Registered Mountain Province Shareholders unless a Non-Registered Mountain Province Shareholder has waived the right to receive them. Typically, intermediaries will use a service company to forward such materials to Non-Registered Mountain Province Shareholders. The majority of intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge.

Non-Registered Mountain Province Shareholders will receive from an intermediary either voting instruction forms or, less frequently, forms of proxy. The purpose of these forms is to permit Non-Registered Mountain Province Shareholders to direct the voting of the Mountain Province Shares they beneficially own. Non-Registered Mountain Province Shareholders should follow the procedures set out below, depending on which type of form they receive. Mountain Province will reimburse intermediaries for permitted reasonable out-of-pocket costs and expenses incurred by them in mailing proxy materials to Non-Registered Mountain Province Shareholders of Mountain Province. Mountain Province has elected to pay for the delivery of Mountain Province Meeting materials to “objecting beneficial owners” of Mountain Province Shares.

Voting Instruction Form

In most cases, a Non-Registered Mountain Province Shareholder will receive, as part of the materials for the Mountain Province Meeting, a voting instruction form. If the Non-Registered Mountain Province Shareholder does not wish to attend and vote at the Mountain Province Meeting in person (or have another person attend and vote on the Non- Registered Mountain Province Shareholder’s behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. If a Non-Registered Mountain Province Shareholder wishes to attend and vote at the Mountain Province Meeting in person (or have another person attend and vote on the Non- Registered Mountain Province Shareholder’s behalf), the Non-Registered Mountain Province Shareholder must complete, sign and return the voting instruction form in accordance with the directions provided.

Mountain Province may utilize the Broadridge QuickVote™ service to assist Non-Registered Mountain Province Shareholders with voting their Mountain Province Shares. Certain Non-Registered Mountain Province Shareholders who have not objected to Mountain Province knowing who they are (non-objecting beneficial owners) may be contacted by Laurel Hill Advisory Group to conveniently obtain a vote directly over the telephone.

Forms of Proxy

Less frequently, a Non-Registered Mountain Province Shareholder will receive, as part of the materials for the Mountain Province Meeting, forms of proxy that have already been signed by the intermediary (typically by facsimile

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Shareholders who have questions or require assistance with voting may contact Laurel Hill Advisory Group toll free at,
1-877-452-7184 or 416-304-0211 (Collect Outside North America); or by email at assistance@laurelhill.com transmission, stamped signature) which is restricted as to the number of Mountain Province Shares beneficially owned by the Non-Registered Mountain Province Shareholder but which is otherwise uncompleted. If the Non-Registered Mountain Province Shareholder does not wish to attend and vote at the Mountain Province Meeting in person (or have another person attend and vote on the Non-Registered Mountain Province Shareholder’s behalf), the Non-Registered Mountain Province Shareholder must complete a form of proxy and deliver it to the Mountain Province Transfer Agent, Computershare Investor Services Inc., not later than 2:30 p.m. (Pacific Standard Time) on Thursday, April 5, 2018, or not later than 48 hours (other than a Saturday, Sunday or holiday) immediately preceding the date of the Mountain Province Meeting (as it may be adjourned or postponed from time to time). The time limit for the deposit of proxies may be waived or extended by the Chair of the Mountain Province Meeting at their discretion, without notice.

Only Registered Mountain Province Shareholders or the persons they appoint as their proxies are permitted to vote at the Mountain Province Meeting. If a Non-Registered Mountain Province Shareholder wishes to attend and vote at the Mountain Province Meeting in person (or have another person attend and vote on the Non-Registered Mountain Province Shareholder’s behalf), the Non-Registered Mountain Province Shareholder must strike out the names of the persons named in the form of proxy and insert the Non-Registered Mountain Province Shareholder’s (or such other person’s) name in the blank space provided and return the form of proxy in accordance with the instructions provided by the intermediary.

Non-Registered Mountain Province Shareholders should follow the instructions on the forms they receive and contact their intermediaries or Laurel Hill Advisory Group, the Proxy Solicitation Agent, by telephone at: 1- 877-452-7184 (North American Toll Free) or 416-304-0211 (Collect Outside North America); or by email at: assistance@laurelhill.com.

Solicitation of Proxies

Whether or not you plan to attend the Mountain Province Meeting, management of Mountain Province, with the support of the Mountain Province Board, requests that you fill out your form of proxy or proxies to ensure your votes are cast at the Mountain Province Meeting. This solicitation of your proxy or proxies (your vote) is made on behalf of management of Mountain Province.

It is expected that the solicitation of proxies will be made primarily by mail, but proxies may also be solicited personally or by telephone, email, internet, or other electronic or other means of communication by directors, officers, employees, agents or other representatives of Mountain Province. Mountain Province and Kennady have retained Laurel Hill Advisory Group, the Proxy Solicitation Agent, to assist in the solicitation of proxies and may also retain other persons as it deems necessary to aid in the solicitation of proxies with respect to the Mountain Province Meeting and the Kennady Meeting. Costs related to the Proxy Solicitation Agent and the printing and mailing of this Circular in connection with the Mountain Province Meeting and Kennady Meeting, which are expected to be nominal, will be borne by each of Mountain Province and Kennady in connection with their respective shareholders. Mountain Province and the Proxy Solicitation Agent have entered into an engagement agreement with customary terms and conditions, which provides that the Proxy Solicitation Agent will be paid a fee of approximately $30,000 plus out-of- pocket expenses for each of the Mountain Province Meeting and the Kennady Meeting.

Questions

Mountain Province Shareholders who would like additional copies, without charge, of this Circular or have additional questions about the Arrangement, including the procedures for voting Mountain Province Shares, should contact their nominee (bank, trust company, securities broker or other nominee) or Laurel Hill Advisory Group as indicated below. In addition, Laurel Hill Advisory Group is available to answer any questions you might have in respect of the information contained in this Circular.

Interested Mountain Province Shareholders may contact Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at: 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Collect Outside North America); or by email at: assistance@laurelhill.com.

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Shareholders who have questions or require assistance with voting may contact Laurel Hill Advisory Group toll free at,
1-877-452-7184 or 416-304-0211 (Collect Outside North America); or by email at assistance@laurelhill.com

Approvals Under TSX Company Manual

Pursuant to Section 611(c) of the TSX Company Manual, Mountain Province is required to obtain the approval of the Mountain Province Shareholders in respect of the Mountain Province Shares issuable under the Arrangement, as the number of Mountain Province Shares issued or issuable in payment of the purchase price under the Arrangement exceeds 25% of the Mountain Province Shares outstanding on a non-diluted basis. In accordance with Section 611(c) of the TSX Company Manual, Mountain Province is therefore seeking the approval of the Share Issuance Resolution for the issuance of up to 54,673,383 Mountain Province Shares issuable under the Arrangement.

Vote Your Shares Today.
Shareholders who have questions or require assistance with voting may contact Laurel Hill Advisory Group toll free at,
1-877-452-7184 or 416-304-0211 (Collect Outside North America); or by email at assistance@laurelhill.com

KENNADY SHAREHOLDERS –

QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT

The following is a summary of certain information contained in or incorporated by reference into this Circular, together with some of the questions that you, as a Kennady Shareholder, may have and answers to those questions. You are urged to read the remainder of this Circular, the enclosed Kennady Proxy and the Letter of Transmittal carefully, because the information contained below is of a summary nature, and is qualified in its entirety by the more detailed information contained elsewhere in or incorporated by reference into this Circular, the Kennady Proxy and the Letter of Transmittal and the attached schedules to this Circular, all of which are important and should be reviewed carefully. Capitalized terms in this summary have the meanings set out Schedule “A” – “Glossary of Terms”.

This Circular is provided to you in connection with the solicitation by or on behalf of management of Kennady of proxies to be used at the Kennady Meeting to be held at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, Canada V6C 1B4, at 1:00 p.m. (Pacific Standard Time) on Monday, April 9, 2018 and any adjournment(s) or postponement(s) thereof for the purposes indicated in the Kennady Notice of Meeting.

Your vote is very important. We encourage you to exercise your right to vote by proxy if:

1)        you cannot attend the Kennady Meeting; or

2)        you plan to attend the Kennady Meeting but prefer the convenience of voting in advance.

The questions and answers below give general guidance for voting your Kennady Shares and other matters related to the proposed Arrangement involving Kennady and Mountain Province. Unless otherwise noted, all answers relate to both Registered Kennady Shareholders and Non-Registered Kennady Shareholders. If you have any questions, please feel free to contact Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at: 1- 877-452-7184 (North American Toll Free) or 416-304-0211 (Collect Outside North America); or by email at: assistance@laurelhill.com.

Does the Kennady Board support the Arrangement?

Yes. The Kennady Board, on the recommendation of the Kennady Special Committee and based upon its own investigations, has unanimously determined (i) that the Arrangement is in the best interests of Kennady (ii) that Kennady should enter into the Arrangement Agreement, and (iii) to recommend that the Kennady Shareholders vote FOR the Arrangement Resolution.

In making its recommendation, the Kennady Board considered a number of factors as described in this Circular under the heading “The Arrangement – Reasons for the Kennady Board and Kennady Special Committee Recommendations”, including the recommendation of the Kennady Special Committee after having received an oral fairness opinion from Haywood Securities Inc. (subsequently confirmed in writing), which determined that, subject to the assumptions, limitations and qualifications contained therein, the Arrangement Consideration to be received by Kennady Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Kennady Shareholders. See “The Arrangement – Background to the Arrangement” and “The Arrangement – Reasons for the Mountain Province Board and Kennady Board Recommendations”.

What will I receive for my Kennady Shares under the Arrangement?

If the Arrangement is completed, Kennady Shareholders (other than Mountain Province and any Dissenting Shareholders) immediately prior to the Effective Time will receive 0.975 of a Mountain Province Share in exchange for each Kennady Share held. Where the aggregate number of Mountain Province Shares to which a Kennady Shareholder is otherwise entitled under the Arrangement includes a fractional share, the number of Mountain Province Shares to be received by such Kennady Shareholder will be rounded up or down to the nearest whole number of Mountain Province Shares.

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Shareholders who have questions or require assistance with voting may contact Laurel Hill Advisory Group toll free at,
1-877-452-7184 or 416-304-0211 (Collect Outside North America); or by email at assistance@laurelhill.com

Am I entitled to vote?

You are entitled to vote if you were a holder of Kennady Shares as of the close of business on March 5, 2018. Each Kennady Shareholder is entitled to one vote per Kennady Share held on all matters to come before the Kennady Meeting, including the Arrangement Resolution. Holders of Kennady Options are not entitled to vote in respect of their Kennady Options on any matters at the Kennady Meeting.

What am I voting on?

If you are a holder of Kennady Shares, you are voting to approve the Arrangement Resolution, the full text of which is set out in Schedule “C” – “Resolutions to be Approved at the Kennady Meeting” to this Circular, providing for the proposed Arrangement involving Kennady and Mountain Province pursuant to Section 182 of the OBCA. Under the proposed Arrangement, Mountain Province will acquire all of the outstanding Kennady Shares.

What if amendments are made to these matters or if other business matters are brought before the Kennady Meeting?

If you attend the Kennady Meeting in person, you may vote on the business matters as you choose.

If you have completed and returned a proxy form, the persons named in the proxy form will have discretionary authority to vote on amendments or variations to the business matters identified in the Kennady Notice of Meeting, and on other matters that may properly come before the Kennady Meeting. As of the date of the Circular, management of Kennady is not aware of any amendments, variations or additional matters to come before the Kennady Meeting.

Am I a Registered Kennady Shareholder and how do I vote?

You are a Registered Kennady Shareholder if you hold any Kennady Shares in your own name, as recorded in the shareholder register of Kennady maintained by Computershare Investor Services Inc.

You can inspect a list of Registered Kennady Shareholders on request during usual business hours, at 161 Bay Street, Suite 1410, P.O. Box 216, Toronto, Ontario, M5J 2S1. This list will also be available at the Kennady Meeting.

If you are a Registered Kennady Shareholder, you can vote your Kennady Shares: (1) by voting in person at the Kennady Meeting; or by signing and returning the enclosed Kennady Proxy (printed on BLUE PAPER) appointing the named persons or some other person you choose, who need not be a Kennady Shareholder, to represent you as proxyholder and vote your Kennady Shares at the Kennady Meeting.

Am I a Non-Registered Kennady Shareholder (also commonly referred to as a beneficial shareholder) and how do I vote?

You are a Non-Registered Kennady Shareholder if your Kennady Shares are held in an account in the name of a nominee (bank, trust company, securities broker or other nominee).

If you are a Non-Registered Kennady Shareholder, you will have received voting instructions from your nominee or intermediary. Typically, intermediaries will use a service company to forward such materials to Non-Registered Kennady Shareholders. The majority of intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge. Kennady may utilize the Broadridge QuickVote™ service to assist Non-Registered Kennady Shareholders with voting their Kennady Shares. Certain Non-Registered Kennady Shareholders who have not objected to Kennady knowing who they are (non-objecting beneficial owners) may be contacted by Laurel Hill Advisory Group to conveniently obtain a vote directly over the telephone.

If I am a Non-Registered Kennady Shareholder, can I vote in person at the Kennady Meeting?

Yes. To vote in person at the Kennady Meeting, print your own name in the space provided on the proxy form or the voting instruction form sent to you by your nominee and return it by following the instructions included. In doing so

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Shareholders who have questions or require assistance with voting may contact Laurel Hill Advisory Group toll free at,
1-877-452-7184 or 416-304-0211 (Collect Outside North America); or by email at assistance@laurelhill.com you are instructing your nominee to appoint you as a proxyholder. Please register with Kennady’s transfer agent, Computershare Investor Services Inc., when you arrive at the Kennady Meeting as we have no access to the names of Non-Registered Kennady Shareholders. If you attend the Kennady Meeting without following this procedure, we will have no record of your shareholdings or entitlement to vote.

Who is soliciting my proxy?

Whether or not you plan to attend the Kennady Meeting, management of Kennady, with the support of the Kennady Board, requests that you fill out your form of proxy or proxies to ensure your votes are cast at the Kennady Meeting. This solicitation of your proxy or proxies (your vote) is made on behalf of management of Kennady.

It is expected that the solicitation of proxies will be made primarily by mail, but proxies may also be solicited personally or by telephone, email, internet, or other electronic or other means of communication by directors, officers, employees, agents or other representatives of Kennady. In addition, Kennady and Mountain Province have engaged Laurel Hill Advisory Group, the Proxy Solicitation Agent, to assist in the solicitation of proxies with respect to the matters to be considered at the Kennady Meeting and the Mountain Province Meeting. Kennady and Mountain Province will bear the costs of solicitation of their respective shareholders.

Who votes my Kennady Shares and how will they be voted if I return a proxy form?

By properly completing and returning a proxy form, you are authorizing the persons named in that form to attend the Kennady Meeting and to vote your Kennady Shares. You can use the applicable enclosed Kennady Proxy, or any other proper proxy form, to appoint your proxyholder.

The Kennady Shares represented by your proxy must be voted as you instruct in the proxy form. If you properly complete and return your proxy but do not specify how you wish the votes cast, your proxyholder will vote your Kennady Shares as they see fit.

NOTE TO KENNADY SHAREHOLDERS: Unless you provide contrary instructions, Kennady Shares represented by proxies that management receives will be voted FOR the Arrangement Resolution.

Can I appoint someone other than those named in the enclosed proxy forms to vote my Kennady Shares?

Yes. You have the right to appoint another person of your choice. They do not need to be a Kennady Shareholder to attend and act on your behalf at the Kennady Meeting. To appoint someone who is not named in the enclosed Kennady Proxy, strike out those printed names appearing on the proxy form and print in the space provided the name of the person you choose.

NOTE TO KENNADY SHAREHOLDERS: It is important for you to ensure that any other person you appoint will attend the Kennady Meeting and know you have appointed them. On arriving at the Kennady Meeting, proxyholders must present themselves to a representative of Computershare Investor Services Inc.

Can I revoke a proxy or voting instruction?

Yes. If you are a Registered Kennady Shareholder and have returned a proxy form, you may revoke it by:

i.	completing and signing another proxy form with a later date and delivering it at the offices of Computershare Investor Services Inc., Toronto Office, Proxy Department, at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1, before: (a) 1:00 p.m. (Pacific Standard Time) on Thursday, April 5, 2018; or (b) if the Kennady Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Kennady Meeting;

ii.	delivering a written statement revoking the original proxy or voting instruction, signed by you or your authorized representative, to

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Shareholders who have questions or require assistance with voting may contact Laurel Hill Advisory Group toll free at,
1-877-452-7184 or 416-304-0211 (Collect Outside North America); or by email at assistance@laurelhill.com

a.	Computershare Investor Services Inc., Toronto Office, Proxy Department, at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1, at any time up to and including the last Business Day preceding the day of the Kennady Meeting, or if the Kennady Meeting is adjourned, up to the close of business on the last Business Day before the day to which the Kennady Meeting is adjourned; or

b.	the Chair of the Kennady Meeting before the Kennady Meeting begins or, if the Kennady Meeting is adjourned, before the adjourned Kennady Meeting begins; or

iii.	any other manner permitted by law.

If you are a Non-Registered Kennady Shareholder and you wish to change your vote you must, in sufficient time in advance of the Kennady Meeting, arrange for your respective intermediary to change your vote and, if necessary, revoke your proxy in accordance with the revocation procedures set out above.

How many Kennady Shares are entitled to vote?

The Kennady Board has fixed March 5, 2018 as the Kennady Record Date for determining the Kennady Shareholders who are entitled to receive notice of and vote at the Kennady Meeting. Only Registered Kennady Shareholders whose names have been entered in the registers of Kennady as at the close of business (5:00 p.m. (Eastern Standard Time)) on the Kennady Record Date will be entitled to receive notice of and vote at the Kennady Meeting. No other Kennady Shareholders are entitled to vote at the Kennady Meeting.

As at March 5, 2018, the Kennady Record Date, 52,912,599 Kennady Shares were issued and outstanding. Each Kennady Share outstanding on the Kennady Record Date carries the right to one vote. As at March 5, 2018, 35,827,607 Kennady Shares were held by the Minority Kennady Shareholders.

Other than as disclosed in this Circular under the heading “General Proxy Information – Kennady Shareholders – Kennady Shareholders Entitled to Vote”, the directors and officers of Kennady know of no person who beneficially owns or exercises control or direction over Kennady Shares carrying 10% or more of the aggregate voting rights of Kennady Shares.

What do I need to do now in order to vote on the Arrangement Resolution?

You should carefully read and consider the information contained in this Circular. Registered Kennady Shareholders should then vote by completing the enclosed Kennady Proxy or, alternatively, by telephone, or over the internet, in each case in accordance with the enclosed instructions. A proxy will not be valid for use at the Kennady Meeting unless the completed form of proxy is received by Computershare Investor Services Inc., by 1:00 p.m. (Pacific Standard Time) on Thursday, April 5, 2018 (or, if the Kennady Meeting is adjourned, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to any reconvened Kennady Meeting in the event of an adjournment of the Kennady Meeting). Kennady reserves the right to accept late proxies and to waive the proxy cut-off, with or without notice, but is under no obligation to accept or reject any particular late proxy. See “General Proxy Information – Kennady Shareholders”.

If you hold your Kennady Shares through a nominee (bank, trust company, securities broker or other nominee), please follow the instructions including any deadlines and where the voting instructions forms should be submitted, provided by such nominee to ensure that your vote is counted at the Kennady Meeting. See “General Proxy Information – Kennady Shareholders – Voting by Non-Registered Kennady Shareholders”.

Should I send in my Letter of Transmittal and Kennady Share certificates?

Yes. Although you are not required to send your Kennady Share certificate(s) to validly cast your vote in respect of the Arrangement Resolution, it is recommended that all Registered Kennady Shareholders complete, sign and return the Letter of Transmittal, along with the accompanying Kennady Share certificate(s), if applicable, to the Depositary as soon as possible.

Vote Your Shares Today.
Shareholders who have questions or require assistance with voting may contact Laurel Hill Advisory Group toll free at,
1-877-452-7184 or 416-304-0211 (Collect Outside North America); or by email at assistance@laurelhill.com

Kennady Shareholders whose Kennady Shares are registered in the name of a nominee (bank, trust company, securities broker or other nominee) should contact that nominee for assistance in depositing their Kennady Shares and should follow the instructions of such nominee in order to deposit their Kennady Shares.

Should I send in my proxy now?

Yes. To ensure your vote is counted, you need to complete and submit the enclosed Kennady Proxy or, if applicable, provide your nominee (bank, trust company, securities broker, investment dealer or other nominee) with voting instructions. You are encouraged to vote well in advance of the proxy cut-off at 1:00 p.m. (Pacific Standard Time) on Thursday, April 5, 2018 (or at least 48 hours (excluding Saturdays, Sundays and holidays) prior to any reconvened Kennady Meeting in the event of an adjournment of the Kennady Meeting).

What approvals are required to be given by Kennady Shareholders at the Kennady Meeting?

Completion of the Arrangement is conditional upon approval of the Arrangement Resolution, which must be approved, with or without variation, by the affirmative vote of: (i) at least 66 ⅔% of the votes cast on the Arrangement Resolution by the Kennady Shareholders present in person or represented by proxy and entitled to vote at the Kennady Meeting, and (ii) at least a majority of the votes cast on the Arrangement Resolution by Minority Kennady Shareholders (i.e., excluding votes attached to Kennady Shares held by any other person described in items (a) through (d) of Section 8.1(2) of MI 61-101) present in person or represented by proxy and entitled to vote at the Kennady Meeting. See “Securities Law Matters – Multilateral Instrument 61-101”.

The Kennady Meeting is scheduled to be held at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, Canada V6C 1B4, at 1:00 p.m. (Pacific Standard Time) on Monday, April 9, 2018.

Vote Your Shares Today.
Shareholders who have questions or require assistance with voting may contact Laurel Hill Advisory Group toll free at,
1-877-452-7184 or 416-304-0211 (Collect Outside North America); or by email at assistance@laurelhill.com

What other approvals are required for the Arrangement?

Completion of the Arrangement is also conditional on the Share Issuance Resolution being approved at the Mountain Province Meeting

The Arrangement must also be approved by the Court. The Court will be asked to make an order approving the Arrangement and to determine that the Arrangement is fair to the Kennady Shareholders. Kennady will apply to the Court for this order provided the Share Issuance Resolution is approved at the Mountain Province Meeting and the Kennady Shareholders approve the Arrangement Resolution at the Kennady Meeting. See “The Arrangement — Securityholder and Court Approvals”.

What will happen to Kennady if the Arrangement is completed?

If the Arrangement is completed, Mountain Province will acquire all of the Kennady Shares and Kennady will become a wholly-owned subsidiary of Mountain Province. It is anticipated that Mountain Province will apply to the applicable Canadian securities regulators to have Kennady cease to be a reporting issuer and have the Kennady Shares delisted from the TSXV immediately following completion of the Arrangement.

What will happen if the Arrangement Resolution is not approved or the Arrangement is not completed for any reason?

If the Arrangement Resolution is not approved or the Arrangement is not completed for any reason, the Arrangement Agreement may be terminated. In certain circumstances, Kennady will be required to pay to Mountain Province a termination payment of $6,000,000 in connection with such termination. See “The Arrangement Agreement — Termination” and “The Arrangement Agreement –Termination Fee”.

When will the Arrangement become effective?

Subject to obtaining the requisite approvals of the Mountain Province Shareholders, the Kennady Shareholders, the Court, the TSX, the Nasdaq, the TSXV and the regulatory authorities described above, it is anticipated that the Arrangement will be completed as soon as practicable following receipt of the Final Order, which is expected to be obtained on or about April 11, 2018, and following the satisfaction or waiver of all other conditions precedent to the Arrangement.

Do I have Dissent Rights?

Only Registered Kennady Shareholders have Dissent Rights in respect of the Arrangement. Registered Kennady Shareholders who wish to exercise their Dissent Rights must:

i.	deliver a written notice of dissent to the Arrangement Resolution to Kennady, by mail to: Kennady Diamonds Inc. c/o Bruce Ramsden, Chief Financial Officer, 161 Bay Street, Suite 1410, P.O. Box 216, Toronto, Ontario, Canada, M5J 2S1; or by facsimile transmission to: 416 640-3335, by 5:00 p.m. (Eastern Standard Time) on Thursday, April 5, 2018, or two Business Days prior to any adjournment of the Kennady Meeting;

ii.	not have voted in favour of the Arrangement Resolution; and

iii.	otherwise have complied with the provisions of Section 185 of the OBCA, as modified and supplemented by the Plan of Arrangement, the Interim Order and any other order of the Court.

A Non-Registered Kennady Shareholder who wishes that Dissent Rights be exercised in respect of its Kennady Shares should immediately contact the nominee (bank, trust company, securities brokers or other nominee) with whom the Non-Registered Kennady Shareholder deals. See “The Arrangement – Dissent Rights”.

Vote Your Shares Today.
Shareholders who have questions or require assistance with voting may contact Laurel Hill Advisory Group toll free at,
1-877-452-7184 or 416-304-0211 (Collect Outside North America); or by email at assistance@laurelhill.com

What if I have other questions?

If you have any questions regarding the Kennady Meeting, please contact:

Kennady Proxy Solicitation Agent:	Laurel Hill Advisory Group
1-877-452-7184 (North American Toll Free)
416-304-0211 (Collect outside North America)
assistance@laurelhill.com

Vote Your Shares Today.
Shareholders who have questions or require assistance with voting may contact Laurel Hill Advisory Group toll free at,
1-877-452-7184 or 416-304-0211 (Collect Outside North America); or by email at assistance@laurelhill.com

GENERAL PROXY INFORMATION – KENNADY SHAREHOLDERS

Date, Time and Place of Kennady Meeting

The Kennady Meeting will be held at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, Canada V6C 1B4, at 1:00 p.m. (Pacific Standard Time) on Monday, April 9, 2018.

Purpose of the Kennady Meeting

The purpose of the Kennady Meeting is for Kennady Shareholders to consider and vote upon the Arrangement Resolution, the full text of which is set out in Schedule “C” – “Resolutions to be Approved at the Kennady Meeting” to this Circular. Particulars of the subject matter relating to the Arrangement are described in this Circular under the heading “The Arrangement”. If the Arrangement Resolution does not receive the requisite approval, the Arrangement will not proceed.

Management of Kennady and the Kennady Board recommend that Kennady Shareholders vote FOR the Arrangement Resolution. In the absence of instructions to the contrary, the persons whose names appear in the Kennady Proxy sent to Kennady Shareholders accompanying this Circular intend to VOTE FOR the Arrangement Resolution.

Important information relating to the Arrangement Resolution, including the details relating to the Arrangement are found in this Circular. Kennady Shareholders are urged to closely review the information in this Circular.

Kennady Shareholders Entitled to Vote

At the Kennady Meeting, Kennady Shareholders are entitled to vote on the Arrangement Resolution either in present person or represented by proxy. The Kennady Board has fixed March 5, 2018 as the Kennady Record Date for determining the Kennady Shareholders who are entitled to receive notice of and vote at the Kennady Meeting. Only Registered Kennady Shareholders whose names have been entered in the registers of Kennady as at the close of business (5:00 p.m. (Eastern Standard Time)) on the Kennady Record Date will be entitled to receive notice of and vote at the Kennady Meeting. No other Kennady securityholders are entitled to vote at the Kennady Meeting.

As at March 5, 2018, the Kennady Record Date, 52,912,599 Kennady Shares were issued and outstanding. Each Kennady Share outstanding on the Kennady Record Date carries the right to one vote. As at March 5, 2018, 35,827,607 Kennady Shares were held by the Minority Kennady Shareholders.

To the knowledge of the directors and officers of Kennady, as of the Kennady Record Date, no person beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the Kennady Shares, other than as set out below:

Name of Shareholder	Number of Common Shares(1)(2)	Percentage of Common Shares(1)(2)
Dermot Fachtna Desmond(3)(4)	14,485,797	27.4%

Notes:

(1)	The information as to Kennady Shares beneficially owned, controlled or directed, not being within the knowledge of Kennady, has been obtained by Kennady from publicly-disclosed information and/or furnished by the Kennady Shareholder listed above.
(2)	Calculated on a non-diluted basis on the basis of 52,912,599 issued and outstanding Kennady Shares as at the Kennady Record Date.
(3)	Represents holdings beneficially owned or controlled by Mr. Dermot Fachtna Desmond. Mr. Desmond owns 5,038,000 Kennady Shares directly and owns an additional 9,447,797 Kennady Shares beneficially through Bottin (International) Investments Ltd., which he controls.
(4)	Mr. Desmond and Bottin (International) Investments Ltd. are not Minority Kennady Shareholders in respect of the Arrangement Resolution. As a result, the Kennady Shares held by Mr. Desmond and Bottin (International) Investments Ltd. are not entitled to be voted in respect of the minority approval required of the Arrangement Resolution under MI 61-101.

Vote Your Shares Today.
Shareholders who have questions or require assistance with voting may contact Laurel Hill Advisory Group toll free at,
1-877-452-7184 or 416-304-0211 (Collect Outside North America); or by email at assistance@laurelhill.com

Each Registered Kennady Shareholder has the right to appoint as proxyholder a person or company other than the persons designated by management of Kennady (the “Kennady Management Proxyholders”) in the enclosed Kennady Proxy and to attend and act on the Kennady Shareholder’s behalf at the Kennady Meeting or any adjournment or postponement thereof, by striking out the names of the Kennady Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed Kennady Proxy.

Voting By Registered Kennady Shareholders

The following instructions are for Registered Kennady Shareholders only. If you are a Non-Registered Kennady Shareholder, please read the information under the heading “General Proxy Information – Voting by Non-Registered Kennady Shareholders” below and follow your nominee’s (bank, trust company, securities broker or other nominee) instructions on how to vote your Kennady Shares.

Voting in Person

Registered Kennady Shareholders who attend the Kennady Meeting may vote in person. If you are a Registered Kennady Shareholder, to ensure your vote is counted, you should complete and return the enclosed Kennady Proxy as soon as possible even if you plan to attend the Kennady Meeting in person. Even if you return a proxy, you can still attend the Kennady Meeting and vote in person, in which case you will need to instruct the scrutineer at the Kennady Meeting to cancel your proxy.

Voting by Proxy

If you are a Registered Kennady Shareholder but do not plan to attend the Kennady Meeting, you may vote by using a proxy to appoint someone to attend the Kennady Meeting as your proxyholder. The person you appoint does not need to be a Kennady Shareholder to attend and act on your behalf at the Kennady Meeting. Registered Kennady Shareholders should carefully read and consider the information contained in this Circular. Registered Kennady Shareholders should then complete, sign, date and return the enclosed Kennady Proxy (on BLUE PAPER) in the enclosed return envelope as indicated in the Kennady Proxy as soon as possible so that your Kennady Shares may be represented at the Kennady Meeting. Alternatively, Registered Kennady Shareholders may vote over the telephone at: 1-866-732-8683 (North American Toll Free); or online at: www.investorvote.com using the control number found on the Kennady Proxy.

Appointment of Proxies

A proxy is a document that authorizes another person to attend the Kennady Meeting and cast votes at the Kennady Meeting on behalf of a Registered Kennady Shareholder. If you are a Registered Kennady Shareholder, you can use the Kennady Proxy accompanying this Circular. You may also use any other legal form of proxy.

If you are a Registered Kennady Shareholder, you can either return a duly completed and executed Kennady Proxy to the Kennady Transfer Agent not later than 1:00 p.m. (Pacific Standard Time) on Thursday, April 5, 2018, or not later than 48 hours (other than a Saturday, Sunday or holiday) immediately preceding the time of the Kennady Meeting (as it may be adjourned or postponed from time to time). Alternatively, Registered Kennady Shareholders may submit their Kennady Proxy by mail to: Computershare Investor Services Inc., Toronto Office, Proxy Department, at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1; by telephone: 1-866-732-8683; or online: www.investorvote.com. The deadline for the deposit of proxies may be waived or extended by the Chair of the Kennady Meeting at his discretion, without notice.

Exercise of Discretion by Proxies

Where a choice is specified on the Kennady Proxy on how you wish to vote on the Arrangement Resolution, your proxyholder must vote your Kennady Shares as instructed.

Vote Your Shares Today.
Shareholders who have questions or require assistance with voting may contact Laurel Hill Advisory Group toll free at,
1-877-452-7184 or 416-304-0211 (Collect Outside North America); or by email at assistance@laurelhill.com

If you do NOT mark on the Kennady Proxy how you want to vote on a particular matter, your proxyholder will have the discretion to vote your Kennady Shares as he or she sees fit. If your proxy does not specify how to vote on the Arrangement Resolution and you have authorized the persons named in the accompanying Kennady Proxy (who are officers and/or directors of Kennady) to act as your proxyholder, your Kennady Shares will be voted at the Kennady Meeting FOR the approval of such matters.

If any amendments are proposed to the Arrangement Resolution, or if any other matters properly arise at the Kennady Meeting, your proxyholder will have the discretion to vote your Kennady Shares as he or she sees fit.

To ensure the Arrangement Resolution is passed, you should complete and submit the applicable enclosed Kennady Proxy or, if applicable, provide your nominee (bank, trust company, securities broker or other nominee) with voting instructions. See “General Proxy Information – Voting by Registered Kennady Shareholders – Voting by Proxy”.

Revocation of Proxies

Any Registered Kennady Shareholder who has returned a Kennady Proxy may revoke it by:

i.	completing and signing another proxy form with a later date and delivering it to Computershare Investor Services Inc., Toronto Office, Proxy Department, at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1, before: (a) 1:00 p.m. (Pacific Standard Time) on Thursday, April 5, 2018; or (b) if the Kennady Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Kennady Meeting;

ii.	delivering a written statement revoking the original proxy or voting instruction, signed by you or your authorized representative, to

a.	Computershare Investor Services Inc., Toronto Office, Proxy Department, at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1, at any time up to and including the last Business Day preceding the day of the Kennady Meeting, or if the Kennady Meeting is adjourned, up to the close of business on the last Business Day before the day to which the Kennady Meeting is adjourned; or

b.	the Chair of the Kennady Meeting before the Kennady Meeting begins or, if the Kennady Meeting is adjourned, before the adjourned Kennady Meeting begins; or

iii.	any other manner permitted by law.

If you are a Non-Registered Kennady Shareholder and you wish to change your vote you must, in sufficient time in advance of the Kennady Meeting, arrange for your respective intermediary to change your vote and, if necessary, revoke your proxy in accordance with the revocation procedures set out above.

Voting By Non-Registered Kennady Shareholders

You are a Non-Registered Kennady Shareholder (as opposed to a Registered Kennady Shareholder) if your Kennady Shares are held on your behalf, or for your account, by a nominee (bank, trust company, securities broker or other nominee). In accordance with Securities Laws, Kennady has distributed copies of the Kennady Notice of Meeting and this Circular to the clearing agencies and intermediaries for onward distribution to Non-Registered Kennady Shareholders. Intermediaries are required to forward the Kennady Notice of Meeting and this Circular to Non- Registered Kennady Shareholders unless a Non-Registered Kennady Shareholder has waived the right to receive them. Typically, intermediaries will use a service company to forward such materials to Non-Registered Kennady Shareholders. The majority of intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge.

Non-Registered Kennady Shareholders will receive from an intermediary either voting instruction forms or, less frequently, forms of proxy. The purpose of these forms is to permit Non-Registered Kennady Shareholders to direct

Vote Your Shares Today.
Shareholders who have questions or require assistance with voting may contact Laurel Hill Advisory Group toll free at,
1-877-452-7184 or 416-304-0211 (Collect Outside North America); or by email at assistance@laurelhill.com the voting of the Kennady Shares they beneficially own. Non-Registered Kennady Shareholders should follow the procedures set out below, depending on which type of form they receive. Kennady will send directly to “non-objecting beneficial owners” of Kennady Shares the Kennady Meeting materials. Kennady has elected to pay for the delivery of Kennady Meeting materials to “objecting beneficial owners” of Kennady Shares.

Voting Instruction Form

In most cases, a Non-Registered Kennady Shareholder will receive, as part of the materials for the Kennady Meeting, a voting instruction form. If the Non-Registered Kennady Shareholder does not wish to attend and vote at the Kennady Meeting in person (or have another person attend and vote on the Non-Registered Kennady Shareholder’s behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. If a Non-Registered Kennady Shareholder wishes to attend and vote at the Kennady Meeting in person (or have another person attend and vote on the Non-Registered Kennady Shareholder’s behalf), the Non-Registered Kennady Shareholder must complete, sign and return the voting instruction form in accordance with the directions provided.

Kennady may utilize the Broadridge QuickVote™ service to assist Non-Registered Kennady Shareholders with voting their Kennady Shares. Certain Non-Registered Kennady Shareholders who have not objected to Kennady knowing who they are (non-objecting beneficial owners) may be contacted by Laurel Hill Advisory Group to conveniently obtain a vote directly over the telephone.

Forms of Proxy

Less frequently, a Non-Registered Kennady Shareholder will receive, as part of the materials for the Kennady Meeting, forms of proxy that have already been signed by the intermediary (typically by a facsimile transmission, stamped signature) which is restricted as to the number of Kennady Shares beneficially owned by the Non-Registered Kennady Shareholder but which is otherwise uncompleted. If the Non-Registered Kennady Shareholder does not wish to attend and vote at the Kennady Meeting in person (or have another person attend and vote on the Non-Registered Kennady Shareholder’s behalf), the Non-Registered Kennady Shareholder must complete a form of proxy and deliver it to the Kennady Transfer Agent, Computershare Investor Services Inc., not later than 1:00 p.m. (Pacific Standard Time) on Thursday, April 5, 2018, or not later than 48 hours (other than a Saturday, Sunday or holiday) immediately preceding the date of the Kennady Meeting (as it may be adjourned or postponed from time to time). The time limit for the deposit of proxies may be waived or extended by the Chair of the Kennady Meeting at his discretion, without notice.

Only Registered Kennady Shareholders or the persons they appoint as their proxies are permitted to vote at the Kennady Meeting. If a Non-Registered Kennady Shareholder wishes to attend and vote at the Kennady Meeting in person (or have another person attend and vote on the Non-Registered Kennady Shareholder’s behalf), the Non- Registered Kennady Shareholder must strike out the names of the persons named in the form of proxy and insert the Non-Registered Kennady Shareholder’s (or such other person’s) name in the blank space provided and return the form of proxy in accordance with the instructions provided by the intermediary.

Non-Registered Kennady Shareholders should follow the instructions on the forms they receive and contact their intermediaries or Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at: 1-877-452- 7184 (North American Toll Free) or 416-304-0211 (Collect Outside North America); or by email at: assistance@laurelhill.com.

Solicitation of Proxies

Whether or not you plan to attend the Kennady Meeting, management of Kennady, with the support of the Kennady Board, requests that you fill out your form of proxy or proxies to ensure your votes are cast at the Kennady Meeting. This solicitation of your proxy or proxies (your vote) is made on behalf of management of Kennady.

It is expected that the solicitation of proxies will be made primarily by mail, but proxies may also be solicited personally or by telephone, email, internet, or other electronic or other means of communication by directors, officers, employees, agents or other representatives of Kennady. Kennady and Mountain Province have retained Laurel Hill Advisory Group, the Proxy Solicitation Agent, to assist in the solicitation of proxies and may also retain other persons

Vote Your Shares Today.
Shareholders who have questions or require assistance with voting may contact Laurel Hill Advisory Group toll free at,
1-877-452-7184 or 416-304-0211 (Collect Outside North America); or by email at assistance@laurelhill.com as it deems necessary to aid in the solicitation of proxies with respect to the Kennady Meeting and the Mountain Province Meeting. Costs related to the Proxy Solicitation Agent and the printing and mailing of this Circular in connection with the Kennady Meeting and Mountain Province Meeting, which are expected to be nominal, will be borne by each of Kennady and Mountain Province in connection with their respective shareholders.

Questions

Kennady Shareholders who would like additional copies, without charge, of this Circular or have additional questions about the Arrangement, including the procedures for voting Kennady Shares, should contact their nominee (bank, trust company, securities broker or other nominee) or Laurel Hill Advisory Group as indicated below. In addition, Laurel Hill Advisory Group is available to answer any questions you might have in respect of the information contained in this Circular.

Interested Kennady Shareholders may contact Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at: 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Collect Outside North America); or by email at: assistance@laurelhill.com.

Vote Your Shares Today.
Shareholders who have questions or require assistance with voting may contact Laurel Hill Advisory Group toll free at,
1-877-452-7184 or 416-304-0211 (Collect Outside North America); or by email at assistance@laurelhill.com

THE ARRANGEMENT

Background to the Arrangement

The terms of the Arrangement and the provisions of the Arrangement Agreement are the result of arm’s length negotiations conducted between representatives of the Kennady Special Committee and the Mountain Province Special Committee and their respective advisors. The following is a summary of the principal meetings, discussions and activities that preceded the execution of the Arrangement Agreement, and the subsequent public announcement of the Arrangement.

In December 2016, the Mountain Province Board initiated a process to investigate the potential for a transaction involving the acquisition of the shares or assets of Kennady in order to evaluate the possibility of securing potential expansion ground for the GK Diamond Mine. To this end, the Mountain Province Special Committee was established consisting of Mr. Bruce Dresner (Chair), Mr. Peeyush Varshney and Mr. Carl Verley, each of whom was and is free from any interest and any business or other relationship with Kennady or Mountain Province that could, or could reasonably be perceived to, materially interfere with his ability to act with a view to the best interests of Mountain Province. The Mountain Province Special Committee was given a broad mandate to investigate and negotiate a potential transaction to acquire Kennady, with authority to retain financial and legal advisors.

In March 2017, the Mountain Province Special Committee engaged Miller Thomson LLP to act as its legal counsel in connection with a possible transaction to acquire the shares of Kennady. Miller Thomson LLP provided advice to the members of the Mountain Province Special Committee with respect to their fiduciary duties, related party transactions analysis under MI 61-101, and the process to be followed by the Mountain Province Special Committee in connection with a proposed transaction. In evaluating the potential for a transaction, the Mountain Province Special Committee considered, among other things, the prevailing market and diamond industry circumstances, the interests of the Mountain Province Shareholders and Mountain Province’s obligations to a group of secured lenders and sought input from management of Mountain Province.

The Mountain Province Special Committee communicated its interest in exploring a transaction with Kennady in early March 2017, at which time the Kennady Board determined that it would be appropriate for the directors of Kennady, excluding interested directors, to consider potential transactions involving the sale of all or substantially all of the shares or assets of Kennady. Accordingly, the Kennady Special Committee was established consisting of Ms. Claudia Tornquist (Chair), Mr. Robert Parsons and Dr. Tom McCandless, each of whom was and is free from any interest and any business or other relationship with Kennady or Mountain Province that could, or could reasonably be perceived to, materially interfere with his or her ability to act with a view to the best interests of Kennady. In connection with its mandate, the Kennady Special Committee engaged Fasken Martineau DuMoulin LLP to act as legal counsel to the Kennady Special Committee and Minvisory Corp. to act as financial advisor in connection with a possible transaction involving Kennady. Fasken Martineau DuMoulin LLP provided advice to the members of the Kennady Special Committee with respect to their fiduciary duties, related party transactions analysis under MI 61-101 and the process to be followed by the Kennady Special Committee in connection with a proposed transaction.

Throughout March 2017, discussions occurred between representatives of Kennady and Mountain Province regarding the possibility of a transaction and related terms. On March 22, 2017, Mountain Province presented Kennady with a letter of intent setting out the terms of a proposed share exchange transaction. The Kennady Special Committee reviewed the terms of the letter of intent and following discussions with its legal and financial advisors, Kennady advised Mountain Province that the Kennady Special Committee would not support a transaction on the terms set out in Mountain Province’s letter of intent. The Kennady Special Committee suggested that representatives of each of Kennady and Mountain Province meet in person to discuss what might be an acceptable exchange ratio and other terms for a potential transaction. Representatives of Kennady and Mountain Province then met to discuss the possibility of a transaction between Kennady and Mountain Province.

In late March 2017, the Mountain Province Special Committee reflected on the information received from the meeting with representatives of Kennady, as well as other factors affecting Mountain Province, and concluded that under the circumstances, including a decline in the market price for the Mountain Province Shares relative the market price of

Kennady Shares, it was not the time for the Mountain Province Special Committee to make a revised proposal to the Kennady Special Committee.

The Mountain Province Special Committee instructed legal counsel to prepare a draft mutual confidentiality agreement to facilitate the due diligence process, in the event that the Mountain Province Special Committee should determine that the circumstances changed sufficiently to re-engage in discussions regarding a potential transaction. The draft mutual confidentiality agreement was sent to Kennady but was not signed.

Throughout April and May 2017, discussions continued and the Kennady Special Committee met frequently to receive updates from management until the end of May 2017, when Kennady and Mountain Province determined that, because of market and industry conditions, it was impractical to continue discussions regarding a transaction. Discussions regarding a possible transaction were halted.

In early November 2017, representatives of Kennady and Mountain Province re-engaged in discussions regarding a possible transaction to combine the two companies.

In November 2017, the Mountain Province Special Committee met with representatives of Scotiabank to discuss the process for a potential transaction but thereafter discontinued negotiations and all communications regarding a potential transaction as it focused on completion of a debt financing by Mountain Province.

After completion in mid-December 2017 of a private note offering and concurrent debt financing to refinance certain secured indebtedness, the Mountain Province Special Committee determined to re-engage in discussions regarding a possible transaction to acquire Kennady. The Mountain Province Special Committee resolved to engage Scotiabank as the financial advisor and JDS Energy & Mining Inc. as the technical advisor to the Mountain Province Special Committee.

Following discussions with financial and legal advisors, the Mountain Province Special Committee prepared a letter of intent outlining the proposed terms and conditions for an acquisition of all of the shares of Kennady, an interim financing for Kennady and a revised draft mutual confidentiality agreement.

On December 19, 2017, a meeting of the Mountain Board (excluding Mr. Comerford, due to his potential for conflict arising from his employment position with a firm founded and beneficially owned by Mr. Desmond, as well as his position on the Kennady Board) was convened to receive a recommendation from the Mountain Province Special Committee concerning a proposal to acquire Kennady. The Mountain Province Special Committee, with advice from Scotiabank, concluded that an exchange ratio should not be fixed until a due diligence process was initiated and near completion.

On December 21, 2017, Mountain Province presented Kennady with a letter of intent outlining the proposed terms and conditions for an acquisition of all of the shares of Kennady and a mutual confidentiality agreement. Following receipt of the letter of intent from Mountain Province, which contained provisions requiring exclusive negotiations between Kennady and Mountain Province, the Kennady Special Committee considered the proposal and alternative transactions including financing options. The Kennady Special Committee also met with its advisors and considered the advice from such advisors on possible alternative transactions and financing options.

The Kennady Special Committee considered the implications of entering into a letter of intent containing exclusivity provisions on potential discussions with other parties regarding the acquisition of Kennady or a possible financing transaction.

In connection with these considerations, the Kennady Special Committee asked Minvisory Corp. to reach out to other potential buyers and parties that might be willing to provide financing to Kennady prior to entering into exclusive negotiations with Mountain Province. Minvisory Corp. proceeded to contact potential buyers and parties that might be willing to provide financing to Kennady. Following Minvisory Corp.’s discussions with such parties, Minvisory Corp. was advised by such parties that advancing an acquisition or financing transaction, as applicable, was not possible at the current time. Thereafter, the Kennady Special Committee decided to focus on negotiating a transaction with Mountain Province.

On December 30, 2017, the Kennady Special Committee sent a counter-proposal to Mountain Province. Mountain Province did not formally respond to the proposal, but both parties saw that there was likely scope for a transaction, and that detailed due diligence could help determine an acceptable exchange ratio.

In early January 2018, the Mountain Province Special Committee met to consider the Kennady counter-proposal and to receive an update from Scotiabank concerning their communications with Minvisory Corp., the financial advisor to the Kennady Special Committee.

The parties executed a mutual confidentiality agreement on January 3, 2018 (the “Confidentiality Agreement”) so that a more complete exchange of confidential information could occur and broader discussion could ensue. Following the execution of the Confidentiality Agreement, Kennady and Mountain Province conducted reciprocal due diligence. Discussions also ensued between the parties with respect to transaction terms as well as financial terms, including negotiations with respect to the exchange ratio.

Following the Kennady Special Committee’s meeting on January 4, 2018, the Kennady Special Committee invited potential candidates to submit proposals to the Kennady Special Committee in respect of providing a fairness opinion to the Kennady Special Committee. After reviewing and assessing the proposals, the Kennady Special Committee retained Haywood Securities Inc. on January 8, 2018 to provide the Haywood Fairness Opinion.

On January 5, 2018, Kennady retained SRK Consulting as its technical advisor to assist with the evaluation of Mountain Province’s assets and due diligence regarding the Gahcho Kué Joint Venture.

Between January 3, 2018 and January 28, 2018, negotiations continued between Kennady and Mountain Province, with input from their respective financial and legal advisors. Both the Kennady Special Committee and the Mountain Special Committee received periodic updates from their respective management teams on the progress of discussions and negotiations.

On January 11, 2018, the Mountain Province Special Committee met to receive a report from Scotiabank concerning the progress of their review of Kennady information, to receive an initial legal due diligence report from Miller Thomson LLP, and resolved to engage RBC Capital Markets to prepare a fairness opinion in connection with the potential acquisition of Kennady. A meeting of the Mountain Board (excluding Mr. Comerford) was convened to receive a recommendation from the Mountain Province Special Committee concerning a range of share exchange ratios and authorized the Mountain Province Special Committee to negotiate a transaction within the recommended range.

In early January 2018, legal counsel for the Mountain Province Special Committee prepared a draft of the definitive Arrangement Agreement and the Plan of Arrangement, which, following comments from the Mountain Province Special Committee and Scotiabank, were provided to legal counsel to the Kennady Special Committee.

On January 13, 2018, Mountain Province made a revised proposal to Kennady.

The Kennady Special Committee met frequently with its legal and financial advisors to discuss the offer from Mountain Province. On January 17, 2018, the Kennady Special Committee also met with Haywood Securities Inc. to discuss its financial analysis to date and the Kennady Special Committee was given the opportunity to ask any questions regarding Haywood Securities Inc.’s initial analysis.

The Mountain Province Special Committee also met frequently with its legal and financial advisors to discuss the status of RBC Capital Markets’ preparations to deliver a fairness opinion and legal due diligence. On January 24, 2018, the Mountain Province Special Committee met to consider a revised recommendation to the Mountain Province Board. A meeting of the Mountain Board (excluding Mr. Comerford) was convened to receive a revised recommendation from the Mountain Province Special Committee concerning the share exchange ratio and authorized the Mountain Province Special Committee to negotiate a transaction within the recommended range.

Mountain Province submitted a revised offer on January 24, 2018, with a proposed exchange ratio of 0.975. The Kennady Special Committee met with its legal and financial advisors on January 25, 2018 to consider Mountain Province’s revised offer. Haywood Securities Inc. was also invited to a portion of this meeting and was asked to summarize for the Kennady Special Committee its analysis to date on Mountain Province’s offer.

Negotiations continued between the Chairs of the respective special committees resulting in an agreement in principle on the proposed exchange ratio included in the January 24, 2018 offer. Upon reaching this agreement, Mr. Jonathan Comerford and Mr. Dermot Fachtna Desmond (who had both been excluded from the process to date) were informed of the proposed exchange ratio and were requested to provide voting and support agreements. After further discussions between the parties, in light of the considerable negotiation and work by both sides that had occurred to date, ultimately Mr. Comerford and Mr. Desmond determined to support the transaction as negotiated by the respective special committees.

On January 27, 2018, the Kennady Special Committee met with its legal and financial advisors. At the request of the Kennady Special Committee, Haywood Securities Inc. made a detailed presentation to the Kennady Special Committee on the basis of the January 24, 2018 revised offer which included a summary of its approach to fairness and financial analysis. The Kennady Special Committee was given an opportunity to ask Haywood Securities Inc. questions.

On January 27, 2018, the Mountain Province Special Committee and independent director Karen Goracke met with its legal and financial advisors to discuss a range of issues concerning the potential transaction and the status of the Arrangement Agreement. At the request of the Mountain Province Special Committee, RBC Capital Markets joined the meeting, made a detailed presentation to the Mountain Province Special Committee concerning their approach to fairness and financial analysis and provided their oral fairness opinion (subsequently confirmed in writing) that, on the basis of the assumptions, limitations and qualifications to be set forth in the written RBC Fairness Opinion subsequently delivered by them, as of the date of the opinion, the Arrangement Consideration to be paid by Mountain Province pursuant to the Arrangement is fair, from a financial point of view, to Mountain Province. The Mountain Province Special Committee was given an opportunity to ask RBC Capital Markets questions, and resolved to consider the matter for 24 hours before making a final recommendation to the Mountain Province Board.

On January 28, 2018, the Kennady Special Committee met again with its legal and financial advisors to consider the Arrangement. Haywood Securities Inc. provided the Kennady Special Committee with a detailed presentation to assist the Kennady Special Committee in understanding the basis for the Haywood Fairness Opinion. The Kennady Special Committee discussed in detail the merits of the potential transaction including the risks of not doing a transaction, governance matters, negotiations and the exchange ratio in respect of the potential transaction. The Kennady Special Committee’s legal advisors provided an overview of the obligations and duties of the Kennady Board and Kennady Special Committee in the circumstances, of the proposed terms and conditions of the proposed transaction and of the Arrangement Agreement, including the Plan of Arrangement. Haywood Securities Inc. provided its oral fairness opinion (subsequently confirmed in writing) that, on the basis of the assumptions, limitations and qualifications to be set forth in the written Haywood Fairness Opinion subsequently delivered by them, as of the date of the opinion, the Arrangement Consideration to be received by the Kennady Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Kennady Shareholders. The Kennady Special Committee then considered, discussed and finalized its recommendation to the Kennady Board.

The independent directors of the Kennady Board (without Mr. Comerford and Dr. Moore due to his potential for conflict arising from the termination payment provisions triggered by a change of control contained in his employment agreement) then met and considered the material terms and conditions of the Arrangement, the merits of the proposed transaction, the recommendation of the Kennady Special Committee (having received an oral fairness opinion from Haywood Securities Inc. (subsequently confirmed in writing)), the Arrangement Consideration to be received by Kennady Shareholders and the impact of the transaction on the Kennady Shareholders and other stakeholders of Kennady and the Kennady Board (without Dr. Moore and Mr. Comerford) unanimously determined that the Arrangement was in the best interests of Kennady.

On January 28, 2018, the Mountain Province Special Committee and independent director Karen Goracke met with the legal and financial advisors, including representatives of RBC Capital Markets, to discuss any issues or questions arising from the RBC Fairness Opinion. The Mountain Province Special Committee then considered, discussed and finalized its recommendation to the Mountain Province Board. A meeting of the Mountain Province Board (excluding Mr. Comerford) was convened with legal and financial advisors, including representatives of RBC Capital Markets.

During the meeting, the Mountain Province Board was informed that an agreement in principle had been reached between Mountain Province and Kennady, and a summary of the final terms and conditions of the proposed transaction and the Arrangement Agreement, including the Plan of Arrangement, were provided by management and legal counsel to the Mountain Province Board.

In light of the advice, reports and opinions it had received (including the oral fairness opinion from RBC Capital Markets), and following further discussion, the Mountain Province Board (without Mr. Comerford) unanimously determined that the Arrangement was in the best interests of Mountain Province and recommended that the Mountain Province Shareholders vote in favour of the Share Issuance Resolution. The Mountain Province Board (without Mr. Comerford) also authorized Mountain Province to (i) enter into the Arrangement Agreement; and (ii) call and hold a special meeting of Mountain Province Shareholders to consider the Share Issuance Resolution.

At the time of the public announcement of the transaction, Kennady Shareholders holding approximately 28.6% of the issued and outstanding Kennady Shares had executed Kennady Voting and Support Agreements. In addition, Mountain Province Shareholders holding approximately 24.3% of the issued and outstanding Mountain Province Shares had executed Mountain Province Voting and Support Agreements.

On the morning of January 29, 2018, prior to the opening of the TSX and TSXV, the Arrangement Agreement and other related documents were executed by the parties and a joint press release was issued announcing the transaction and the Kennady Private Placement.

Recommendation of the Mountain Province Special Committee

The Mountain Province Special Committee was formed to review and evaluate the Arrangement, oversee and supervise the process carried out by Mountain Province in negotiating and entering into the Arrangement Agreement and to make recommendations to the Mountain Province Board with respect to any such proposed transaction.

After careful consideration, including a thorough review of the Arrangement Agreement and receiving the oral fairness opinion of RBC Capital Markets delivered to the Mountain Province Special Committee (subsequently confirmed in writing), as well as a thorough review of other matters, the Mountain Province Special Committee unanimously determined that the Arrangement is in the best long-term interests of Mountain Province. Accordingly, the Mountain Province Special Committee unanimously recommended that the Mountain Province Board approve the Arrangement and enter into the Arrangement Agreement.

Recommendation of the Mountain Province Board

After careful consideration, including a thorough review of the Arrangement Agreement, the Mountain Province Board (other than Mr. Comerford, who, having declared a potential conflict of interest in the matters being considered, was not present and did not vote on the Arrangement) determined, upon the recommendation of the Mountain Province Special Committee and consultation with its legal and financial advisors, and based in part on an oral fairness opinion (subsequently confirmed in writing) received by the Mountain Province Special Committee from RBC Capital Markets, that the Arrangement is in the best long-term interests of Mountain Province and the Mountain Province Shareholders. Accordingly, the Mountain Province Board unanimously approved the Arrangement Agreement and unanimously recommends that Mountain Province Shareholders vote FOR the Share Issuance Resolution.

Recommendation of the Kennady Special Committee

The Kennady Special Committee was formed to consider potential transactions involving the sale of all or substantially all of the shares or assets of Kennady, evaluate the Arrangement, pursue strategic alternatives to the Arrangement, oversee and supervise the process carried out by Kennady in negotiating and entering into the Arrangement Agreement and to make recommendations to the Kennady Board with respect to any such proposed transaction.

After careful consideration, including a thorough review of the Arrangement Agreement and receiving the oral fairness opinion of Haywood Securities Inc. delivered to the Kennady Special Committee (subsequently confirmed in writing), as well as a thorough review of other matters, including those discussed below under the heading “Reasons for the

Kennady Board and Kennady Special Committee Recommendations”, the Kennady Special Committee unanimously determined that the Arrangement is in the best interests of Kennady. Accordingly, the Kennady Special Committee unanimously recommended that the Kennady Board approve the Arrangement and enter into the Arrangement Agreement and that the Kennady Board recommend that Kennady Shareholders vote in favour of the Arrangement Resolution.

Recommendation of the Kennady Board

After careful consideration, including a thorough review of the Arrangement Agreement, as well as a thorough review of other matters, the Kennady Board (other than Dr. Moore and Mr. Comerford, who, having declared a potential conflict of interest in the matters being considered, were not present and did not vote on the Arrangement), upon the unanimous recommendation of the Kennady Special Committee, unanimously determined that the Arrangement is in the best interests of Kennady. Accordingly, the Kennady Board unanimously approved the Arrangement Agreement and unanimously recommends that Kennady Shareholders vote FOR the Arrangement Resolution.

Reasons for the Mountain Province Board and Mountain Province Special Committee Recommendations

In making their respective recommendations, the Mountain Province Special Committee and the Mountain Province Board consulted with Mountain Province’s management, its financial advisor, Scotiabank, and its legal counsel and performed financial, technical and legal due diligence with the help of its advisors and experts and considered a number of factors, including those listed below. The following includes forward-looking information and readers are cautioned that actual results may vary.

In making their respective determinations and recommendations, the Mountain Province Special Committee and the Mountain Province Board considered and relied upon a number of substantive factors, including, among others:

•	Addition of Significant and 100% Owned Resources. Kennady owns two 100%-owned diamondiferous bodies which contain indicated resources of 13.62 million carats and inferred resources of 5.02 million carats. The Kelvin kimberlite has indicated resources of 13.62 million carats at an average grade of 1.60 carats per tonne and average value of U.S.$63 per carat as estimated by bulk samples completed in 2015 and 2016. The Faraday kimberlites have inferred resources of 5.02 million carats at an average grade of 1.54 carats per tonne and average value of U.S.$98 per carat as estimated by a 2017 bulk sample. The size and grade of Kelvin and Faraday add to the total number of carats owned by Mountain Province for future production and the addition of these two bodies also opens up new mine planning opportunities that could deliver optimized revenue realization and operating cost control.

•	Upside to Grow Resources. Mountain Province believes there is upside potential to grow resources at both Kelvin and Faraday and develop potential resources at the Doyle and MZ kimberlites.

•	Extensive Land Package. Kennady possesses 67,164 hectares of highly prospective and 100%-owned exploration ground strategically surrounding the GK Diamond Mine.

•	Complementary Assets. The Combined Company is expected to benefit from the complementary assets held by Mountain Province and Kennady. Kennady controls the bulk of the prospective kimberlite belt and Mountain Province owns 49% of the belt’s operating mine. Upon completion of the Arrangement, the Combined Company will be uniquely positioned to either add the Kennady assets to the Gahcho Kué Joint Venture (subject to agreement with De Beers) or advance exploration, building 100%-owned value that can be combined with the Gahcho Kué Joint Venture at a later date. On a combined basis, this will have the potential to significantly reduce pre-production capital expenditures, transportation costs and operating expenses.

•	Timing is Right.

○	Potential to Displace Lower-Grade Tuzo Ore. From 2023-2025, the Gahcho Kué Joint Venture is scheduled to mine lower-grade ore from the Tuzo pipe. Should the Kennady assets be integrated into the

Gahcho Kué Joint Venture there is the potential to partially displace this lower-grade Tuzo ore with higher-grade ore from Kelvin or Faraday. Given the early stage of the Kennady assets, time is needed to develop and permit the assets before they are ready to be mined.

○	Full Control over Kennady’s 2018 Exploration Program. Kennady’s 2017 summer drilling program highlighted key opportunities to grow the current Faraday resource and the 2018 plan is in place to explore other key value enhancing targets. Upon completion of the Arrangement, Mountain Province will be in a position to fully control Kennady’s 2018 drill program. Managing Kennady’s drilling program is not expected to meaningfully detract from Mountain Province’s other capital management objectives, including those related to debt servicing and dividend payments.

•	Fairness Opinion. The Mountain Province Special Committee received the RBC Fairness Opinion that concluded, as at the date thereof and subject to the assumptions, limitations and qualifications contained therein, that the Arrangement Consideration to be paid by Mountain Province pursuant to the Arrangement is fair, from a financial point of view, to Mountain Province.

•	Experienced Leadership Team. The Combined Company will have an experienced management team with a proven track record of generating shareholder value and with knowledge of all stages of the mine development cycle, including discovery, development and production.

The Mountain Province Special Committee and Mountain Province Board also considered a variety of risks and other potentially negative factors relating to the Arrangement including those matters described under the heading “Risk Factors Relating to the Arrangement”. The Mountain Province Special Committee and Mountain Province Board believed that, overall, the anticipated benefits of the Arrangement to Mountain Province outweighed these risks and negative factors.

In making their respective determinations and recommendations, the Mountain Province Special Committee and the Mountain Province Board also observed that a number of procedural safeguards were and are present to permit the Mountain Province Special Committee and the Mountain Province Board to represent effectively the interests of Mountain Province and the Mountain Province Shareholders and Mountain Province’s other stakeholders, including, among others:

•	Role of the Mountain Province Special Committee. The evaluation and negotiation process was conducted by the Mountain Province Special Committee, being members of the Mountain Province Board who are independent of management and the Significant Shareholder. The Mountain Province Special Committee met regularly with Mountain Province’s advisors and management and retained its own independent legal, financial and technical advisors.

•	Unanimous recommendation of the Mountain Province Special Committee, consisting entirely of independent directors. The Arrangement was approved by the independent directors of Mountain Province, in accordance with MI 61-101.

•	Key Shareholder Support. Shareholders of each of Mountain Province and Kennady holding, in the aggregate, approximately 24.3% of the outstanding Mountain Province Shares and approximately 28.6% of the outstanding Kennady Shares, respectively, as at January 28, 2018, have entered into Voting and Support Agreements pursuant to which they have agreed, among other things, to vote in favour of the Share Issuance Resolution and the Arrangement Resolution, respectively.

•	Shareholder Approval. In addition to majority approval by the Mountain Province Shareholders present in person or represented by proxy and entitled to vote at the Mountain Province Meeting, the Share Issuance Resolution must also be approved by at least a majority of the votes cast on the Share Issuance Resolution by Minority Mountain Province Shareholders present in person or represented by proxy and entitled to vote at the Mountain Province Meeting, providing protection for Minority Mountain Province Shareholders.

•	Independent Mountain Province Fairness Opinion. Mountain Province retained RBC Capital Markets to provide the RBC Fairness Opinion. The fee payable to RBC Capital Markets is not contingent on the completion of the Arrangement and such fee is payable to RBC Capital Markets in respect of the RBC Fairness Opinion irrespective of the substance or conclusions of the RBC Fairness Opinion. See “The Arrangement – RBC Fairness Opinion” and Schedule “E” – “Fairness Opinion of RBC Capital Markets”.

•	Experienced financial and legal advisors. The process undertaken by the Mountain Province Special Committee included the retention of Miller Thomson LLP as its independent legal advisor and the retention of Scotiabank as its independent financial advisor.

•	Reasonable Termination Fee. Mountain Province is able to terminate the Arrangement Agreement in specified circumstances, including to accept a Superior Proposal on payment of the Termination Fee of $6,000,000. This provides further assurance to the Mountain Province Board that it would have a reasonable opportunity to consider a potential superior unsolicited alternative transaction if one is subsequently proposed.

The Mountain Province Special Committee’s and the Mountain Province Board’s reasons for recommending the Arrangement include certain assumptions relating to forward-looking information, and such information and assumptions are subject to various risks. See “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors – Risk Factors Relating to the Arrangement” in this Circular.

The foregoing summary of the information and factors considered by the Mountain Province Board is not intended to be exhaustive. In view of the variety of factors and the amount of information considered in connection with its evaluation of the Arrangement, the Mountain Province Board did not find it practical to, and did not, quantify or otherwise attempt to assign any relative weighting to each specific factor considered in reaching its respective conclusion and recommendation. In addition, individual members of the Mountain Province Board may have assigned different weightings to different factors.

The Mountain Province Board (other than Mr. Comerford) was present at the January 28, 2018 meeting at which the Arrangement Agreement was approved and the Mountain Province Board was unanimous in its recommendation. The recommendation of the Mountain Province Board was made after considering all of the above-noted factors and in light of the Mountain Province Board’s knowledge of the business, financial condition and prospects of Mountain Province, the unanimous recommendation of the Mountain Province Special Committee and was also based on the advice of financial advisors and legal advisors to the Mountain Province Board.

Reasons for the Kennady Board and Kennady Special Committee Recommendations

In making their respective recommendations, the Kennady Special Committee and the Kennady Board consulted with Kennady’s management, legal counsel to the Kennady Special Committee, technical advisors and Minvisory Corp., reviewed a significant amount of information and considered a number of factors, including those listed below. The following includes forward-looking information and readers are cautioned that actual results may vary.

In making their respective determinations and recommendations, the Kennady Special Committee and the Kennady Board considered and relied upon a number of substantive factors, including, among others:

•	Increased diversification. Kennady Shareholders who retain the Mountain Province Shares they receive in connection with the Arrangement will have the opportunity to continue to participate in value created by Kennady’s exploration activities, while exposure to exploration risk is mitigated through participation in a producing asset, the GK Diamond Mine.

•	Premium to Kennady Shareholders. The Arrangement will provide Kennady Shareholders with a premium of approximately 26% to Kennady’s closing price and a premium of 15% based on the 20-day volume weighted-average-price of Mountain Province Shares on the TSX and Kennady Shares on the TSXV, both as of close on January 26, 2018, the last trading day prior to the public announcement of the Arrangement Agreement by Kennady and Mountain Province.

•	Providing Kennady Shareholders with greater liquidity. Mountain Province Shares have historically been, and are expected at the Effective Time to be, significantly more liquid securities than Kennady Shares. The Arrangement will provide Kennady Shareholders with the opportunity to hold shares in a company with significantly greater share liquidity, which should provide more immediate liquidity to any Former Kennady Shareholders should they wish to sell the Mountain Province Shares they receive under the Arrangement. The Arrangement will also provide Kennady Shareholders with the opportunity to hold shares in a company with significantly greater analyst coverage, market capitalization, improved ability to obtain financing and broader institutional following than currently enjoyed by Kennady.

•	Fairness Opinion. The Kennady Special Committee received the Haywood Fairness Opinion that concluded, as at the date thereof and subject to the assumptions, limitations and qualifications contained therein, that the Arrangement Consideration to be received by the Kennady Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Kennady Shareholders.

•	Increased ability to advance the Kennady assets. The Arrangement will provide Kennady Shareholders with access to Mountain Province’s development, production and marketing expertise and financial strength to enhance the advancement of the Kennady North Project, generating enhanced exploration upside for the combined assets.

•	Avoiding Risk of Kennady being a stranded asset. The completion of the Arrangement with Mountain Province will mitigate risks relating to any future commercialization of Kennady’s mineral properties, including the risk of becoming stranded assets due to, amongst other factors, Kennady’s dependence on the infrastructure of surrounding mines, potential issues with access to such mines in order to exploit the Kennady North Project resources, availability of financing and the current market conditions.

•	Consideration of strategic alternatives. The Kennady Special Committee asked Minvisory Corp. to reach out to other potential buyers and parties that might be willing to provide financing to Kennady prior to entering into exclusive negotiations with Mountain Province. Minvisory Corp. proceeded to contact potential buyers and parties that may be willing to provide financing to Kennady. Following Minvisory Corp.’s discussions with such parties, Minvisory Corp. was advised by such parties that advancing an acquisition or financing transaction, as applicable, was not possible at the current time. Thereafter, the Kennady Special Committee decided to focus on negotiating a transaction with Mountain Province.

•	Tax Deferred Rollover for Canadian and US Shareholders. Kennady Shareholders who are resident in Canada or the US and who receive Mountain Province Shares as Consideration under the Arrangement will generally be entitled to an automatic tax deferred rollover to defer Canadian or US taxation on any capital gains arising from the disposition of their Kennady Shares. See “Principal Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations for U.S Holders”.

•	Low Execution Risk. There are no material regulatory issues that are expected to arise in connection with the Arrangement that would prevent its completion, and all required regulatory clearances and approvals are expected to be obtained. There are a limited number of conditions, beyond the Kennady Shareholder Approval and the Mountain Province Shareholder Approval, required for the completion of the Arrangement, which the Kennady Board expects to have satisfied or waived in due course. In addition, the Significant Shareholder and all of the directors and officers of Kennady have entered into Kennady Voting and Support Agreements pursuant to which, and subject to the terms of which, they have agreed, among other things, to vote their Kennady Shares in favour of the Arrangement Resolution.

•	Experienced Leadership Team. The Combined Company will have an experienced management team with a proven track record of generating shareholder value and with knowledge of all stages of the mine development cycle, including discovery, development and production.

The Kennady Special Committee and Kennady Board also considered a variety of risks and other potentially negative factors relating to the Arrangement including those matters described under the heading “Risk Factors Relating to the

Arrangement”. The Kennady Special Committee and Kennady Board believed that, overall, the anticipated benefits of the Arrangement to Kennady outweighed these risks and negative factors.

In making their respective determinations and recommendations, the Kennady Special Committee and the Kennady Board also observed that a number of procedural safeguards were and are present to permit the Kennady Special Committee and the Kennady Board to represent effectively the interests of Kennady and the Kennady Shareholders and Kennady’s other stakeholders, including, among others:

•	Role of the Kennady Special Committee. The evaluation and negotiation process was conducted by the Kennady Special Committee, being members of the Kennady Board who are independent of management and the Significant Shareholder. The Kennady Special Committee met regularly with Kennady’s advisors and management and retained its own independent legal and financial advisors.

•	Ability to respond to Superior Proposals. Notwithstanding the limitations contained in the Arrangement Agreement on Kennady’s ability to solicit interest from third parties, the Arrangement Agreement allows the Kennady Board to engage in discussions or negotiations with respect to an unsolicited written bona fide Acquisition Proposal at any time prior to the approval of the Arrangement Resolution by Kennady Shareholders and after the Kennady Board determines, in good faith, that such Acquisition Proposal would be reasonably likely to result in a Superior Proposal.

•	Unanimous recommendation of the Kennady Special Committee, consisting entirely of independent directors. The Arrangement was approved by the independent directors of Kennady, in accordance with MI 61-101.

•	Independent Kennady Fairness Opinion. The Kennady Special Committee retained Haywood Securities Inc. to provide the Haywood Fairness Opinion. The fee payable to Haywood Securities Inc. is not contingent on the completion of the Arrangement and such fee is payable to Haywood Securities Inc. in respect of the Haywood Fairness Opinion irrespective of the substance or conclusions of the Haywood Fairness Opinion. See “The Arrangement – Kennady Fairness Opinion” and Schedule “F” – “Fairness Opinion of Haywood Securities Inc.”.

•	Experienced financial and legal advisors. The process undertaken by the Kennady Special Committee included the retention of Fasken Martineau DuMoulin LLP as its independent legal advisor and the retention of Minvisory Corp. as its independent financial advisor.

•	Reasonable Termination Fee. Kennady is able to terminate the Arrangement Agreement in specified circumstances, including to accept a Superior Proposal on payment of the Termination Fee of $6,000,000. This provides further assurance to the Kennady Board that it would have a reasonable opportunity to consider a potential superior unsolicited alternative transaction if one is subsequently proposed.

•	Required Shareholder and Court Approvals. The requirement for the following shareholder and Court approvals protect Kennady Shareholders:

○	To be effective, the Arrangement Resolution must be approved, with or without variation, by the affirmative vote of:

(i)	at least two-thirds of the votes cast on the Arrangement Resolution by Kennady Shareholders, present in person or represented by proxy and entitled to vote at the Kennady Meeting; and

(ii)	a majority of the votes cast on the Arrangement Resolution by Kennady Shareholders present in person or represented by proxy and entitled to vote at the Kennady Meeting, excluding for this purpose votes attached to the Kennady Shares held by the Significant Shareholder and any other person described in items (a) through (d) of Section 8.1(2) of MI 61-101; and

○	The Arrangement must be approved by the Court, which will consider, among other things, the substantive and procedural fairness of the terms and conditions of the Arrangement.

•	Dissent Rights. The terms of the Plan of Arrangement provide that any Registered Kennady Shareholders who oppose the Arrangement may, upon compliance with certain conditions, exercise Dissent Rights and, if ultimately successful, receive the fair value of their Kennady Shares in accordance with the Arrangement.

The Kennady Special Committee’s and the Kennady Board’s reasons for recommending the Arrangement include certain assumptions relating to forward-looking information, and such information and assumptions are subject to various risks. See “Cautionary Statement Regarding Forward-Looking Statements”, “Risk Factors – Risk Factors Relating to the Arrangement” and “Risk Factors – Risk Factors Relating to the Operations of Kennady” in this Circular.

The foregoing summary of the information and factors considered by the Kennady Board is not intended to be exhaustive. In view of the variety of factors and the amount of information considered in connection with its evaluation of the Arrangement, the Kennady Board did not find it practical to, and did not, quantify or otherwise attempt to assign any relative weighting to each specific factor considered in reaching its respective conclusion and recommendation. In addition, individual members of the Kennady Board may have assigned different weightings to different factors.

The independent directors of the Kennady Board (without Dr. Moore and Mr. Comerford) met on January 28, 2018, unanimously determining that the Arrangement was in the best interest of Kennady and that the Arrangement Consideration to be received by Kennady Shareholders and the impact of the transaction on the Kennady Shareholders and other stakeholders of Kennady was in the best interests of Kennady Shareholders and other Kennady stakeholders. The recommendation of the Kennady Board was made after considering all of the above-noted factors and in light of the Kennady Board’s knowledge of the business, financial condition and prospects of Kennady, the unanimous recommendation of the Kennady Special Committee and was also based on the advice of financial advisors and legal advisors to the Kennady Board.

Opinion of RBC Capital Markets

RBC Capital Markets was retained to deliver to the Mountain Province Special Committee an opinion as to the fairness to Mountain Province, from a financial point of view, of the Arrangement Consideration to be paid by Mountain Province pursuant to the Arrangement Agreement. RBC Capital Markets has delivered the RBC Fairness Opinion concluding that, as at the date thereof and subject to the assumptions, limitations and qualifications contained therein, the Arrangement Consideration to be paid by Mountain Province pursuant to the Arrangement Agreement is fair, from a financial point of view, to Mountain Province. The full text of the RBC Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the RBC Fairness Opinion, is attached as Schedule “E” – “Fairness Opinion of RBC Capital Markets” to this Circular. The summary of the RBC Fairness Opinion described in this Circular is qualified in its entirety by reference to the full text of the RBC Fairness Opinion.

Under the engagement letter with the RBC, Mountain Province has agreed to pay a fee to RBC Capital Markets for its services. The fee payable to RBC Capital Markets is not contingent on the completion of the Arrangement and such fee is payable to RBC Capital Markets in respect of the RBC Fairness Opinion irrespective of the substance or conclusions of the RBC Fairness Opinion. Mountain Province has also agreed to reimburse RBC Capital Markets for certain out-of-pocket expenses and to indemnify RBC Capital Markets and certain related parties against certain liabilities in connection with their engagement.

The RBC Fairness Opinion is not a recommendation to any Mountain Province Shareholder as to how to vote or act on any matter relating to the Arrangement. The RBC Fairness Opinion was one of a number of factors taken into consideration by the Mountain Province Special Committee in making its determination that the Arrangement is in the best long-term interests of Mountain Province, and unanimously recommending that the Mountain Province Board approve the Arrangement and enter into the Arrangement Agreement.

The Mountain Province Special Committee urges Mountain Province Shareholders to read the RBC Fairness Opinion carefully and in its entirety. See Schedule “E” – “Fairness Opinion of RBC Capital Markets” to this Circular for the RBC Fairness Opinion.

Opinion of Haywood Securities Inc.

Haywood Securities Inc. was retained to deliver to the Kennady Special Committee an opinion as to the fairness to the Kennady Shareholders, from a financial point of view, of the Arrangement Consideration to be received by Kennady Shareholders pursuant to the Arrangement. Haywood Securities Inc. has delivered the Haywood Fairness Opinion concluding that, as at the date thereof and subject to the assumptions, limitations and qualifications contained therein, the Arrangement Consideration to be received by the Kennady Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Kennady Shareholders. The full text of the Haywood Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Haywood Fairness Opinion, is attached as Schedule “F” – “Fairness Opinion of Haywood Securities Inc.” to this Circular. The summary of the Haywood Fairness Opinion described in this Circular is qualified in its entirety by reference to the full text of the Haywood Fairness Opinion.

Under the engagement letter with Haywood Securities Inc., Kennady has agreed to pay certain fees to Haywood Securities Inc. for its services, including fees in connection with the delivery of the Haywood Fairness Opinion. The fee payable to Haywood Securities Inc. is not contingent on the completion of the Arrangement and such fee is payable to Haywood Securities Inc. in respect of the Haywood Fairness Opinion irrespective of the substance or conclusions of the Haywood Fairness Opinion. Kennady has also agreed to reimburse Haywood Securities Inc. for certain out-of- pocket expenses and to indemnify Haywood Securities Inc. and certain related parties against certain liabilities in connection with their engagement.

The Haywood Fairness Opinion is not a recommendation to any Kennady Shareholder as to how to vote or act on any matter relating to the Arrangement. The Haywood Fairness Opinion was one of a number of factors taken into consideration by the Kennady Special Committee in making its determination that the Arrangement is in the best interests of Kennady, and unanimously recommending that the Kennady Board approve the Arrangement and enter into the Arrangement Agreement.

The Kennady Board urges Kennady Shareholders to read the Haywood Fairness Opinion carefully and in its entirety. See Schedule “F” – “Fairness Opinion of Haywood Securities Inc.” to this Circular for the Haywood Fairness Opinion.

Effects of the Arrangement

The purpose of the Arrangement is to effect the business combination of Mountain Province and Kennady. The Arrangement is to be carried out pursuant to the Arrangement Agreement and the Plan of Arrangement. Upon completion of the Arrangement, Mountain Province will acquire all of the issued and outstanding Kennady Shares and Kennady will become a wholly-owned subsidiary of Mountain Province.

Corporate Structure

The Arrangement will result in Kennady becoming a wholly-owned subsidiary of Mountain Province. See Schedule “N” – “Information Concerning the Combined Company” to this Circular.

Mountain Province Shareholders

If the Arrangement is completed, up to 54,673,383 Mountain Province Shares (subject to variation due to rounding of fractional interests in accordance with the terms of the Plan of Arrangement) will be issuable, composed of up to 54,673,383 Mountain Province Shares to be issued to Kennady Shareholders (other than Mountain Province and any Dissenting Shareholders) in exchange for their Kennady Shares pursuant to the Arrangement, representing approximately 34.1% of the number of issued and outstanding Mountain Province Shares as of the date of this Circular.

Kennady Shareholders

Pursuant to the Arrangement, in connection with the acquisition by Mountain Province of Kennady, each Kennady Shareholder (other than Mountain Province and any Dissenting Shareholder) immediately prior to the Effective Time will receive 0.975 of a Mountain Province Share in exchange for each Kennady Share held. See “The Arrangement – Description of the Arrangement”.

For greater certainty, Mountain Province will not receive the Arrangement Consideration in respect of the Kennady Shares owned by Mountain Province (if any) at the Effective Time.

Holders of Kennady Options and Kennady RSUs

Those outstanding Kennady Options that are “in-the-money” and Kennady RSUs will be cashed out in accordance with the terms and conditions of the Kennady Long Term Equity Incentive Plan and all such outstanding Kennady Options and Kennady RSUs will be treated in the same fashion. The Kennady Long Term Equity Incentive Plan provides that in the event of a CoC of Kennady, all vesting and exercise criteria of the Kennady Options and Kennady RSUs shall be deemed to have been satisfied and each participant shall be entitled to receive, in full settlement, a cash payment equal to (a) in the case of a Kennady RSU, the Special Value, and (b) in the case of a Kennady Option, the difference between the Special Value and the option price in respect of such Kennady Option.

The term Special Value means (i) if any Kennady Shares are sold as part of the transaction constituting the CoC, the weighted average of the prices paid for such shares by the acquirer, provided that if any portion of the consideration is paid in property other than cash, then the Kennady Board shall determine the fair market value of such property as of the date of the CoC for purposes of determining the Special Value; and (ii) if no Kennady Shares are sold, the market price of a Kennady Share on the day immediately preceding the date of the CoC. As the Kennady Shareholders are receiving the Arrangement Consideration and no cash consideration, the Kennady Board will determine the fair market value of the Arrangement Consideration the day immediately preceding the Effective Date for purposes of determining the Special Value.

Kennady Options and Kennady RSUs that are not cashed out in accordance with the terms and conditions of the Kennady Long Term Equity Incentive Plan (including Kennady Options that are “out-of-the-money”) will, pursuant to the terms of the Kennady Long Term Equity Incentive Plan, be cancelled at the Effective Time.

Description of the Arrangement

The following description of the Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement, a copy of the form of which is attached as Schedule “D” – “Plan of Arrangement” of this Circular.

If approved, the Arrangement will become effective at the Effective Time and will be binding at and after the Effective Time on each of Kennady, Mountain Province and Former Kennady Shareholders.

Exchange of Kennady Shares for the Arrangement Consideration

Commencing at the Effective Time, the following events or transactions shall occur and shall be deemed to occur in the following sequence without any further act or formality:

1.	Each Kennady Share held by a Dissenting Shareholder shall, and shall be deemed to be, transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, to Kennady for cancellation, and Kennady shall thereupon be obligated to pay the amount therefor determined and payable in accordance with Article 4 of the Plan of Arrangement (Rights of Dissent), and the name of each such holder shall be removed from the securities register as a holder of Kennady Shares; and

2.	All Kennady Shares (other than Kennady Shares held by Mountain Province or Dissenting Shareholders) shall be transferred to Mountain Province, free and clear of any liens, and: (i) the holders thereof shall receive, in exchange for each Kennady Share so transferred, 0.975 of a Mountain Province Share; (ii) each holder of Kennady Shares shall cease to be the holder of such shares and such holder’s name shall be removed from the securities register of Kennady with respect to such shares; (iii) Mountain Province shall be entered in the securities register of Kennady as the holder thereof; and (iv) Former Kennady Shareholders (other than Dissenting Shareholders) shall be entered in the securities register of Mountain Province as holders of Mountain Province Shares received by them in exchange for their Kennady Shares.

Notwithstanding any provision in the Plan of Arrangement, in no event shall any Former Kennady Shareholder be entitled to a fractional Mountain Province Share. Where the aggregate number of Mountain Province Shares to be issued to a Former Kennady Shareholder as consideration under the Arrangement would result in a fraction of a Mountain Province Share being issuable, the number of Mountain Province Shares to be issued to a Former Kennady Shareholder as consideration under the Arrangement shall be: (i) rounded down to the nearest whole Mountain Province Share in the event that the fractional Mountain Province Share is equal to or less than 0.5; and (ii) rounded up to the nearest whole Mountain Province Share in the event that the fractional Mountain Province Share is greater than 0.5 and less than 1.0.

See the Plan of Arrangement attached as Schedule “D” – “Plan of Arrangement” for additional information.

Tax Election for Certain Kennady Shareholders

Former Kennady Shareholders who exchange their Kennady Shares for Mountain Province Shares pursuant to the Arrangement, and who provide Mountain Province with a letter of representation in a form satisfactory to Mountain Province acting reasonably that such Former Kennady Shareholder does not hold their Kennady Shares as capital property for purposes of the Tax Act, shall be entitled to make an income tax election with Mountain Province, pursuant to subsection 85(1) or 85(2) of the Tax Act, as applicable (and the analogous provisions of provincial income tax law) with respect to the exchange of their Kennady Shares. The election can be made by providing two signed copies of the necessary election forms to Mountain Province within 90 days following the Effective Date, duly completed including the details of the number of Kennady Shares transferred and the applicable agreed amounts for the purposes of such elections. Any such election forms received by Mountain Province within the period noted will, subject to the election forms complying with the provisions of the Tax Act (or applicable provincial income tax law), be signed by Mountain Province and returned to such Former Kennady Shareholders within 60 days after the receipt thereof by Mountain Province for filing with the Canada Revenue Agency (or the applicable provincial taxing authority). Mountain Province may, in its sole discretion, choose to sign and return an election form received by it more than 90 days following the Effective Date, but has no obligation to do so. See the Plan of Arrangement attached as Schedule “D” – “Plan of Arrangement” for additional information.

The discussion of the principal Canadian federal income tax considerations generally applicable to holders of Kennady Shares in connection with the exchange of their Kennady Shares for Mountain Province Shares pursuant to the Arrangement under the heading “Principal Canadian Federal Income Tax Considerations” only applies to Kennady Shareholders who hold their Kennady Shares as capital property (or are deemed to hold their Kennady Shares as capital property), and therefore does not consider or discuss the election referred to above. Kennady Shareholders who do not hold their Kennady Shares as capital property should consult their own tax advisors regarding the potential Canadian federal income tax considerations applicable to them in their particular circumstances, including eligibility for the election and the potential consequences to them of making the election.

Mountain Province will not be responsible for the proper completion of any election form and, except for the obligation of Mountain Province to sign and return duly completed election forms which are received by Mountain Province within 90 days of the Effective Date as described above, Mountain Province will have no other obligation with respect to any such election and will not be responsible for any taxes, interest, penalties or losses whatsoever resulting from the failure by a Kennady Shareholder to make the election or to properly complete or file the election forms in the form and manner and within the time prescribed by the Tax Act (and any applicable provincial legislation).

Securityholder and Court Approvals

Mountain Province Shareholder Approval of Arrangement

At the Mountain Province Meeting, Mountain Province Shareholders will be asked to consider and, if deemed advisable, pass an ordinary resolution approving the issuance of up to 54,673,383 Mountain Province Shares (subject to variation due to rounding of fractional interests in accordance with the terms of the Plan of Arrangement) in connection with the Arrangement, composed of up to 54,673,383 Mountain Province Shares to be issued to Kennady Shareholders (other than Mountain Province and any Dissenting Shareholders) in exchange for their Kennady Shares pursuant to the Arrangement.

To be effective, the Share Issuance Resolution must be approved at the Mountain Province Meeting by (i) at least a majority of the votes cast on the Share Issuance Resolution by the Mountain Province Shareholders present in person or represented by proxy and entitled to vote at the Mountain Province Meeting (in accordance with the requirements of Section 611(c) of the TSX Company Manual), and (ii) at least a majority of the votes cast on the Share Issuance Resolution by the Minority Mountain Province Shareholders (i.e., excluding votes attached to Kennady Shares held by any other person described in items (a) through (d) of Section 8.1(2) of MI 61-101) present in person or represented by proxy and entitled to vote at the Mountain Province Meeting. The complete text of the Share Issuance Resolution to be presented to the Mountain Province Meeting is set out in Schedule “B” – “Resolutions to be Approved at the Mountain Province Meeting” to this Circular.

The Mountain Province Board and management, as applicable, recommend that Mountain Province Shareholders VOTE FOR the Share Issuance Resolution. In the absence of instructions to the contrary, the persons whose names appear in the attached Mountain Province Proxy intend to VOTE FOR the Share Issuance Resolution.

If the Share Issuance Resolution does not receive the requisite approval, the Arrangement will not proceed.

Kennady Shareholder Approval of Arrangement

At the Kennady Meeting, the Kennady Shareholders will be asked to consider and, if deemed advisable, pass a special resolution approving the Arrangement Resolution set forth in Schedule “C” – “Resolutions to be Approved at the Kennady Meeting” hereto to approve the Arrangement.

To be effective, the Arrangement Resolution must be approved at the Kennady Meeting by (i) at least 66 ⅔% of the votes cast on the Arrangement Resolution by the Kennady Shareholders present in person or represented by proxy and entitled to vote at the Kennady Meeting, and (ii) at least a majority of the votes cast on the Arrangement Resolution by Minority Kennady Shareholders (i.e., excluding votes attached to Kennady Shares held by any other person described in items (a) through (d) of Section 8.1(2) of MI 61-101) present in person or represented by proxy and entitled to vote at the Kennady Meeting. See “Securities Law Matters – Multilateral Instrument 61-101”.

The Kennady Board and management, as applicable, recommend that Kennady Shareholders VOTE FOR the Arrangement Resolution. In the absence of instructions to the contrary, the persons whose names appear in the attached Kennady Proxy intend to VOTE FOR the Arrangement Resolution.

If the Arrangement Resolution does not receive the requisite approval, the Arrangement will not proceed. Reference is made to the section “Dissent Rights” in this Circular for information concerning the rights of Registered Kennady Shareholders to dissent in respect of the Arrangement Resolution.

Court Approval of the Arrangement

The Arrangement requires approval by the Court under Section 182 of the OBCA. On March 5, 2018, Kennady obtained the Interim Order providing for the calling, holding and conducting of the Kennady Meeting and other procedural matters and a Notice of Application for the Final Order to approve the Arrangement has been filed. A copy of the Interim Order and the Notice of Application for the Final Order are attached as Schedule “G” – “Interim Order” and Schedule “I” – “Notice of Application for Final Order”, respectively, to this Circular.

The Court hearing in respect of the Final Order is expected to take place at 10:00 a.m. (Eastern Standard Time), on April 11, 2018, or as soon thereafter as counsel for Kennady may be heard, at the Ontario Superior Court of Justice (Commercial List), located at 330 University Avenue, Toronto, Ontario, Canada, M5G 1R7. At the hearing, the Court will consider, among other things, the fairness of the terms and conditions of the Arrangement and the rights and interests of every person affected. Kennady has been advised by its legal counsel that the Court has broad discretion under the OBCA when making orders with respect to a plan of arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and procedural point of view. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. The Court will be advised prior to the hearing of the application for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, the Mountain Province Shares to be issued to Kennady Shareholders pursuant to the Arrangement will not be registered under the U.S.       Securities Act and will be issued in reliance on the exemption from registration provided by Section 3(a)(10) thereunder and that the Final Order will constitute the basis for such exemption. Depending on the nature of any required amendments, Kennady or Mountain Province may determine not to proceed with the Arrangement.

Under the terms of the Interim Order, each Kennady Shareholder will have the right to appear and make submissions at the application for the Final Order. Any person desiring to appear at the hearing of the application for the Final Order may do so but must comply with certain procedural requirements described in the Interim Order and in the Notice of Application for the Final Order, including filing an appearance with the Court registry and serving same on Kennady’s counsel, as applicable, at the address set out below, no later than 5:00 p.m. (Eastern Standard Time) on April 6, 2018, a written contestation supported as to the facts alleged by affidavit(s), and exhibit(s), if any:

to Kennady’s counsel:

Fasken Martineau DuMoulin LLP

Bay Adelaide Centre

333 Bay Street, Suite 2400, P.O. Box 20

Toronto, ON M5H 2T6

Attention:	Brad Moore
bmoore@fasken.com
Tel:	(416) 865-4550
Facsimile:	(416) 364-7813

with a copy to:

Bennett Jones LLP

3400 One First Canadian Place, P.O. Box 130

Toronto, ON M5X 1A4

Attention:	Robert W. Staley / William Bortolin
staleyr@bennettjones.com
bortolinw@bennettjones.com
Tel:	(416) 777-4857
(416) 777 6126
Facsimile:	(416) 863-1716

Kennady Shareholders who wish to participate in or be represented at the Court hearing for the Final Order should consult their legal advisors as to the necessary requirements.

Dissent Rights

Under applicable Canadian Laws, Mountain Province Shareholders are not entitled to dissent rights with respect to the Share Issuance Resolution.

If you are a Registered Kennady Shareholder, you are entitled to dissent from the Arrangement Resolution in the manner provided in accordance with Section 185 of the OBCA, as modified or supplemented by the Plan of Arrangement, the Interim Order and any other order of the Court.

Condition of the Arrangement

Under the Arrangement Agreement, it is a condition of the Arrangement that Kennady Shareholders holding no more than 5% of the outstanding Kennady Shares, shall have exercised Dissent Rights (and not withdrawn such exercise).

OBCA Rights of Dissent in Respect of the Arrangement Resolution

If you are a Registered Kennady Shareholder you are entitled to dissent from the Arrangement Resolution in the manner provided in Section 185 of the OBCA, as modified or supplemented by the Plan of Arrangement, the Interim Order and any other order of the Court, provided that, notwithstanding Subsection 185(6) of the OBCA, the written objection to the Arrangement Resolution must be received by Kennady not later than 5:00 p.m. (Eastern Standard Time) on the date that is two Business Days immediately prior to the Kennady Meeting, or any date to which such meeting may be postponed or adjourned.

Kennady Shareholders who wish to dissent should take note that the procedures for dissenting to the Arrangement Resolution require strict compliance with the applicable Dissent Procedures.

The following description of the rights of Registered Kennady Shareholders to dissent from the Arrangement Resolution is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of their Kennady Shares. A Registered Kennady Shareholder’s failure to follow exactly the procedures set forth in Section 185 of the OBCA, as modified or supplemented by the Plan of Arrangement, the Interim Order and any other order of the Court, will result in the loss of such Registered Kennady Shareholder’s Dissent Rights. If you are a Registered Kennady Shareholder and wish to dissent in respect of the Arrangement Resolution, you should obtain your own legal advice and carefully read the Plan of Arrangement, the Interim Order, and the provisions of Section 185 of the OBCA, which are attached to this Circular as Schedule “D” – “Plan of Arrangement”, Schedule “G” – “Interim Order” and Schedule “H” – “Dissent Rights Under the OBCA”, respectively. In addition to any other restrictions under Sections 185 of the OBCA (as modified or supplemented by the Plan of Arrangement, the Interim Order and any other order of the Court), holders of securities convertible into Kennady Shares are not entitled to exercise dissent rights.

A Registered Kennady Shareholder is entitled to be paid the fair value of the Kennady Shares held by such holder in accordance with Section 185 of the OBCA, as modified by the Plan of Arrangement, the Interim Order and any other order of the Court, if such holder exercises Dissent Rights in respect of such Kennady Shares and the Arrangement becomes effective.

Anyone who is a beneficial owner of Kennady Shares registered in the name of an intermediary and who wishes to dissent should be aware that only Registered Kennady Shareholders are entitled to exercise Dissent Rights. A Registered Kennady Shareholder who holds Kennady Shares as an intermediary for one or more beneficial owners, one or more of whom wish to exercise Dissent Rights, must exercise such Dissent Rights on behalf of such holder(s). In such case, the notice should specify the number of Kennady Shares held by the intermediary for such beneficial owner. A Dissenting Shareholder may dissent only with respect to all of the Kennady Shares held on behalf of any particular beneficial owner that are registered in the name of the Dissenting Shareholder.

A brief summary of the provisions of Section 185 of the OBCA, as modified by the Plan of Arrangement and the Interim Order, is set out below. This summary is qualified in its entirety by the provisions of Section 185 of the OBCA, the full text of which is set forth in Schedule “H” – “Dissent Rights Under the OBCA” to this Circular, as well as by the Plan of Arrangement and the Interim Order. In addition, the Court hearing the application for the Final Order has the discretion to alter the Dissent Rights described herein.

Kennady Shareholders who exercise Dissent Rights and who:

(a)	are ultimately entitled to be paid fair value for their Kennady Shares, which fair value shall be determined immediately prior to the approval of the Arrangement Resolution, shall be paid an amount equal to such fair value by Kennady and shall be deemed to have transferred their Kennady Shares to Kennady for cancellation in accordance with the Plan of Arrangement; or

(b)	are ultimately not entitled, for any reason, to be paid fair value for their Kennady Shares shall be deemed to have participated in the Arrangement as of the Effective Time, on the same basis as non- Dissenting Shareholders and shall be entitled to receive only the consideration that such holders would have received pursuant to the Arrangement if such holders had not exercised Dissent Rights, but in no case shall Kennady, Mountain Province or any other person be required to recognize Kennady Shareholders who exercise Dissent Rights as Kennady Shareholders after the Effective Time, and the names of such Kennady Shareholders who exercise Dissent Rights shall be removed from the applicable register of shareholders as at the Effective Time. There can be no assurance that a Dissenting Shareholder will receive consideration for its Kennady Shares of equal or greater value to the consideration that such Dissenting Shareholder would have received under the Arrangement if such holder had not exercised Dissent Rights.

Section 185 of the OBCA

Section 185 of the OBCA, as modified by the Plan of Arrangement and the Interim Order, provides that Registered Kennady Shareholders who dissent to the Arrangement may exercise a right of dissent and require Kennady to purchase the Kennady Shares held by such shareholders at the fair value of such shares.

The exercise of Dissent Rights does not deprive a Registered Kennady Shareholder of the right to vote at the Kennady Meeting. However, a Kennady Shareholder is not entitled to exercise Dissent Rights in respect of the Arrangement Resolution if such holder votes any of the Kennady Shares beneficially held by such holder in favour of the Arrangement Resolution.

A Dissenting Shareholder is required to send a written objection to the Arrangement Resolution to Kennady prior to the Kennady Meeting. A vote against the Arrangement Resolution or not voting on the Arrangement Resolution does not constitute a written objection for purposes of the right to dissent under Section 185 of the OBCA. Within 10 days after the Arrangement Resolution is approved by the Kennady Shareholders, Kennady must send to each Dissenting Shareholder a notice that the Arrangement Resolution has been adopted, setting out the rights of the Dissenting Shareholder and the procedures to be followed on exercise of those rights. The Dissenting Shareholder is then required, within 20 days after receipt of such notice (or if such Kennady Shareholder does not receive such notice, within 20 days after learning of the adoption of the applicable Arrangement Resolution), to send to Kennady a written notice containing the Dissenting Shareholder’s name and address, the number of Kennady Shares in respect of which the Dissenting Shareholder dissents and a demand for payment of the fair value of such Kennady Shares and, within 30 days after sending such written notice, to send to Kennady or their respective transfer agents the appropriate share certificate or certificates representing the Kennady Shares in respect of which the Dissenting Shareholder has exercised Dissent Rights. A Dissenting Shareholder who fails to send to Kennady, within the required periods of time, the required notices or the certificates representing the Kennady Shares in respect of which the Dissenting Shareholder has dissented may forfeit its Dissent Rights.

If the matters provided for in the Arrangement Resolution become effective, then Kennady will be required to send, not later than the seventh day after the later of (i) the Effective Date, and (ii) the day the demand for payment is received, to each Dissenting Shareholder whose demand for payment has been received, a written offer to pay for the Kennady Shares of such Dissenting Shareholder in such amount as the directors of Kennady consider to be the fair value thereof accompanied by a statement showing how the fair value was determined unless there are reasonable grounds for believing that Kennady is, or after the payment would be, unable to pay its liabilities as they become due or the realizable value of Kennady’s assets, as applicable, would thereby be less than the aggregate of its liabilities. Kennady must pay for the Kennady Shares of a Dissenting Shareholder within 10 days after an offer made as described above has been accepted by a Dissenting Shareholder, but any such offer lapses if Kennady does not receive an acceptance thereof within 30 days after such offer has been made.

If such offer is not made or accepted within 50 days after the Effective Date, Kennady may apply to a court of competent jurisdiction to fix the fair value of such shares. There is no obligation of Kennady to apply to the Court. If Kennady fails to make such an application, a Dissenting Shareholder has the right to so apply within a further 20 days.

Address for Notice

All notices to Kennady of dissent to the Arrangement Resolution pursuant to Section 185 of the OBCA should be addressed to the attention of the individual set out below and be sent not later than 5:00 p.m. (Eastern Standard Time) on the date that is two Business Days immediately prior to the Kennady Meeting, or any date to which the Kennady Meeting may be postponed or adjourned,

(i)	by mail to:

Kennady Diamonds Inc.

c/o Bruce Ramsden, Chief Financial Officer

161 Bay Street

Suite 1410, P.O. Box 216

Toronto, Ontario

Canada M5J 2S1

(ii)	by facsimile transmission to:

Attention: Bruce Ramsden, Chief Financial Officer

Facsimile: 416 640-3335

Strict Compliance with Dissent Provisions Required

The foregoing summary does not purport to provide comprehensive statements of the procedures to be followed by a Dissenting Shareholder under Section 185 of the OBCA, as modified by the Plan of Arrangement and the Interim Order, and reference should be made to the specific provisions of Section 185 of the OBCA, the Plan of Arrangement and the Interim Order, as applicable. The OBCA requires strict adherence to the procedures regarding the exercise of rights established therein. The failure to adhere to such procedures may result in the loss of all rights of dissent. Accordingly, each Kennady Shareholder who wishes to exercise Dissent Rights with respect to the Arrangement Resolution should carefully consider and comply with the provisions of Section 185 of the OBCA, as modified by the Plan of Arrangement and the Interim Order, and consult a legal advisor. A copy of Section 185 of the OBCA is set out in Schedule “H” – “Dissent Rights Under the OBCA”.

THE ARRANGEMENT AGREEMENT

The Arrangement will be effected in accordance with the Arrangement Agreement. The following is a summary of the principal terms of the Arrangement Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement, the full text of which may be viewed on SEDAR under Mountain Province’s and Kennady’s issuer profiles, respectively at www.sedar.com, and to the Plan of Arrangement, the full text of which is attached as Schedule “D” – “Plan of Arrangement” to this Circular. Mountain Province Shareholders and Kennady Shareholders are encouraged to read each of the Arrangement Agreement and the Plan of Arrangement in their entirety.

On January 28, 2018, Kennady and Mountain Province entered into the Arrangement Agreement, pursuant to which Kennady and Mountain Province agreed that, subject to the terms and conditions set forth in the Arrangement Agreement, Mountain Province will acquire all of the issued and outstanding Kennady Shares. Pursuant to the

Arrangement, each Kennady Shareholder (other than Mountain Province and any Dissenting Shareholder) will receive 0.975 of a Mountain Province Share in exchange for each Kennady Share held. The terms of the Arrangement Agreement are the result of arm’s length negotiation between Kennady and Mountain Province and their respective advisors.

Representations and Warranties

The Arrangement Agreement contains representations and warranties made by Kennady to Mountain Province and representations and warranties made by Mountain Province to Kennady. These representations and warranties were made solely for purposes of the Arrangement Agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the Arrangement Agreement. In addition, some of these representations and warranties are made as of specified dates, are subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosure of Mountain Province or Kennady, or are used for the purpose of allocating risk between the parties to the Arrangement Agreement. For the foregoing reasons, you should not rely on the representations and warranties contained in the Arrangement Agreement as statements of factual information at the time they were made or otherwise.

The Arrangement Agreement contains certain representations and warranties of Kennady, relating to, among other things: organization and qualification; authority to enter into the Arrangement Agreement and performance of obligations thereunder; conflict, required filings and consent; subsidiaries; compliance with laws; authorizations; capitalization and listing; shareholder and similar agreements; reports; financial statements; undisclosed liabilities; interest in mineral rights; operational matters; employment matters; absence of certain changes and events; litigation; taxes; books and records; insurance; non-arm’s length transactions; benefit plans; environmental matters; restrictions on business activities; material contracts; relationships with customers, suppliers, distributors and sales representatives; brokers; reporting issuer status; stock exchange compliance; expropriation; and corrupt practices legislation.

The Arrangement Agreement also contains certain representations and warranties of Mountain Province, relating to, among other things: organization and qualification; authority to enter into the Arrangement Agreement and performance of obligations thereunder; conflict, required filings and consent; subsidiaries; compliance with laws; authorizations; capitalization and listing; shareholder and similar agreements; reports; financial statements; undisclosed liabilities; interest in mineral rights; operational matters; employment matters; absence of certain changes or events; litigation; taxes; books and records; insurance; non-arm’s length transactions; environmental matters; restrictions on business activities; material contracts; relationships with customers, suppliers, distributors and sales representatives; brokers; reporting issuer status; stock exchange compliance; expropriation; corrupt practices legislation; disclosure of project terms; project documents; and joint venture and project assets.

Covenants

Covenants Regarding the Arrangement

Each of Kennady and Mountain Province has given to the other party the usual and customary covenants for an agreement of the nature of the Arrangement Agreement, including using commercially reasonable efforts to satisfy all conditions precedent to the extent that same are within a Party’s control; using commercially reasonable efforts to obtain and assist the other Party in obtaining required Regulatory Approvals; using commercially reasonable efforts to obtain third party consents and stock exchange approvals; defending lawsuits challenging or affecting the Arrangement Agreement or the consummation of the transactions contemplated thereby; making available certain information; and keeping Transferred Information confidential.

In addition, Kennady has covenanted that it will: use commercially reasonable efforts to complete the Arrangement; use commercially reasonable efforts to assist in effecting the resignations of Kennady’s directors (subject to customary releases) and cause them to be replaced as of the Effective Date by persons nominated by Mountain Province.

Kennady has also covenanted that, after the Effective Time, it will terminate the employment of certain employees and Mountain Province has covenanted that it will cause Kennady to pay the severance, any vacation pay and change of control payment due to such employees upon such termination, such payment to be made on the Effective Date.

Covenants of Kennady Regarding the Conduct of Business

Kennady has covenanted that, except as contemplated or permitted by the Arrangement Agreement, it will conduct its business only in, not take any action except in, and maintain its facilities, in the ordinary course of business consistent with past practice and to use commercially reasonable efforts to preserve intact its present business organization, assets and goodwill. In addition, Kennady has covenanted that, unless required by Law or a Governmental Entity or with the written consent of Mountain Province, Kennady will not, directly or indirectly: (i) issue, sell, grant, award, pledge, dispose of, encumber or agree to issue, sell, grant, award, pledge, dispose of or encumber any Kennady Shares, any Kennady Options, any Kennady RSUs, any Kennady DSUs, any Kennady SARs or any warrants, calls, conversion privileges or rights of any kind to acquire any Kennady Shares or other securities, other than pursuant to the exercise of existing Kennady Options; (ii) sell, pledge, lease, or otherwise dispose of any assets having a value greater than $1,000,000 in the aggregate; (iii) amend or propose to amend the articles, by-laws or other constating documents or the terms of any securities of Kennady; (iv) split, combine or reclassify any outstanding Kennady Shares; (v) redeem, purchase or offer to purchase or redeem any Kennady Shares or other securities of Kennady; (vi) declare, set aside or pay any dividend or other distribution in respect of any Kennady Shares; (vii) reorganize, amalgamate or merge Kennady with any other Person; (viii) reduce the stated capital of the shares of Kennady; (ix) acquire or agree to acquire any Person, or purchase any property, interests, business or assets that have a value greater than $1,000,000 in the aggregate; (x) prepay any long-term indebtedness before its scheduled maturity; (xi) become liable for any indebtedness for borrowed money or any other liability in amounts exceeding $250,000 individually and $1,000,000 in the aggregate; (xii) adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of Kennady; (xiii)       pay or release any claims, liabilities or obligations except in the ordinary course of business consistent with past practice in amounts exceeding $250,000 individually and $1,000,000 in the aggregate; (xiv) relinquish any contractual right, except in the ordinary course of business consistent with past practice; (xv) waive or modify any existing contractual rights in respect of any Kennady Mineral Rights or any other material legal rights or claims; (xvi) waive, release, grant or transfer any rights of value or modify or change in any material respect any existing licence, lease, contract or other document; (xvii) take any action or fail to take any action which would result in the material loss of any material benefit under or revocation or limitation of rights under, any material Permits; (xviii) incur business expenses exceeding $250,000 individually and $1,000,000 in the aggregate; (xix) take any action or fail to take any action that would impede the ability of Kennady to consummate the Arrangement or the other transactions contemplated by the Arrangement Agreement; (xx) increase the benefits payable to its directors or officers or grant any bonuses, salary increases, severance or termination pay to, any officer of Kennady or member of the Kennady Board, except in the ordinary course of business consistent with past practice; (xxi) make any loan to any employee, consultant, director or officer of Kennady; (xxii) settle, pay, discharge, satisfy, compromise, waive, assign or release any action, claim or proceeding brought against Kennady and/or any of its Subsidiaries in excess of $1,000,000 or any action, claim or proceeding holder of its securities in connection with the Arrangement Agreement or the Plan of Arrangement; or (xxiii) in the case of employees, take any action with respect to the grant of any bonuses, salary increases, severance or termination pay, except in the ordinary course of business consistent with past practice.

Further, Kennady has covenanted that it will: (i) not establish, adopt, enter into or amend any arrangement for the benefit or welfare of any directors, officers, current or former employees of Kennady except as expressly contemplated or permitted by the Arrangement Agreement; (ii) use commercially reasonable efforts to cause its current insurance (or re-insurance) policies not to be cancelled or lapsed unless simultaneously replacement policies for substantially similar premiums are in full force and effect; (iii) use its commercially reasonable best efforts to maintain and preserve all of its rights under each of its Kennady Mineral Rights and under each of its Authorizations; (iv) not take any action, which would render, or which reasonably may be expected to render, any representation or warranty made by it in the Arrangement Agreement untrue in any material respect; (v) provide Mountain Province with prompt written notice of any change which has resulted in or would reasonably be expected to result in a Kennady Material Adverse Effect or the occurrence of any facts which would be likely to cause a breach by Kennady of the Arrangement Agreement in any material respect; (vi) not enter into any binding obligation of containing any limitation or restriction on the ability of Kennady or Mountain Province to engage in any type of activity or manner or location of conducting business, (vii) duly and timely file all Tax Returns required to be filed by it under applicable Laws on or after the date hereof and all such Tax Returns will be true, complete and correct in all material respects; and (vii) duly and timely deduct, withhold, collect, remit and pay all Taxes to the extent due and payable.

Covenants of Mountain Province Regarding the Conduct of Business

Mountain Province has covenanted that, except as contemplated in the Arrangement Agreement, it will conduct its business only in, not take any action except in, and maintain its facilities, in the ordinary course of business consistent with past practice and to use commercially reasonable efforts to preserve intact its present business organization, assets and goodwill. In addition, Mountain Province has covenanted that, unless required by Law or a Governmental Entity or with the written consent of Kennady, Mountain Province will not, directly or indirectly: (i) issue, sell, grant, award, pledge, dispose of, encumber or agree to issue, sell, grant, award, pledge, dispose of or encumber any Mountain Province Shares, any Mountain Province Awards or any warrants, calls, conversion privileges or rights of any kind to acquire any Mountain Province Shares, other than pursuant to the exercise of existing Mountain Province Awards and warrants; (ii) sell, pledge, lease, or otherwise dispose of assets of Mountain Province having a value greater than $4,000,000 in the aggregate; (iii) amend or propose to amend the articles, by-laws or other constating documents or the terms of any securities of Mountain Province; (iv) split, combine or reclassify any outstanding Mountain Province Shares; (v) redeem, purchase or offer to purchase or redeem any Mountain Province Shares or other securities of Mountain Province; (vi) declare, set aside or pay any dividend or other distribution in respect of any Mountain Province Shares; (vii) reorganize, amalgamate or merge Mountain Province with any other Person; (viii) acquire or agree to acquire any Person or assets that have a value greater than $4,000,000 in the aggregate; (ix) reduce the stated capital of the shares of Mountain Province; (x) adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of Mountain Province; (xi) relinquish any contractual right, except in the ordinary course of business consistent with past practice; (xii) waive or modify in any material respect any existing contractual rights in respect of any Mountain Province Mineral Rights or any other material legal rights or claims; (xiii) waive or modify in any material respect any existing licence, lease, contract or other document; (xiv) take any action or fail to take any action which would result in the material loss or the loss of any material benefit under, or revocation or limitation of rights under, any material Permits; or (xv) take any action or fail to take any action that would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Mountain Province to consummate the Arrangement or the other transactions contemplated by the Arrangement Agreement.

Further, Mountain Province has covenanted that it will: (i) use commercially reasonable efforts to cause its current insurance policies not to be cancelled or lapsed, unless simultaneously replacement policies for substantially similar premiums are in full force and effect; (ii) use its commercially reasonable best efforts to maintain and preserve all of its rights under each of its Mountain Province Mineral Rights and under each of its Authorizations; (iii) not take any action which would render, or which reasonably may be expected to render, any representation or warranty made by it in the Arrangement Agreement untrue in any material respect; (iv) provide Kennady with prompt written notice of any change which has resulted in or would reasonably be expected to result in a Mountain Province Material Adverse Effect or the occurrence of any facts which would be likely to cause a breach by Mountain Province of the Arrangement Agreement in any material respect; and (v) not enter into any binding obligation containing any limitation or restriction on the ability of Mountain Province to engage in any type of activity or manner or location of conducting business.

Conditions Precedent to the Arrangement

Mutual Conditions

The obligations of Kennady and Mountain Province to complete the transactions contemplated by the Arrangement Agreement are subject to the fulfillment of each of the following conditions precedent on or before the Effective Time, each of which may only be waived with the mutual consent of Kennady and Mountain Province:

•	the Arrangement Resolution shall have been approved and adopted by the Kennady Shareholders at the Kennady Meeting by not less than the vote required by the Kennady Shareholder Approval in accordance with the Interim Order and applicable Laws;

•	the Share Issuance Resolution shall have been approved and adopted by the Mountain Province Shareholders at the Mountain Province Meeting by not less than the vote required by the Mountain Province Shareholder Approval in accordance with applicable Laws;

•	the Interim Order and the Final Order shall each have been obtained on terms consistent with the Arrangement Agreement, and shall not have been set aside or modified in a manner unacceptable to Kennady and Mountain Province, acting reasonably, on appeal or otherwise;

•	no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law, judgment, decision, order or decree which is then in effect and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement;

•	all Regulatory Approvals shall have been obtained on terms and conditions satisfactory to each of Kennady and Mountain Province, acting reasonably;

•	Kennady TSXV Approval shall have been obtained;

•	Mountain Province TSX Approval shall have been obtained;

•	Mountain Province Nasdaq Approval shall have been obtained;

•	the Consideration Shares to be issued under the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof;

•	the distribution of the securities pursuant to the Arrangement shall be exempt from the prospectus requirements of applicable Securities Laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of applicable exemptions under Securities Laws and shall not be subject to resale restrictions under applicable Securities Laws (other than as applicable to control persons or pursuant to Section 2.6 of the National Instrument 45-102 – Resale of Securities); and

•	the Arrangement Agreement shall not have been terminated.

Additional Conditions in Favour of Kennady

The obligation of Kennady to complete the transactions contemplated by the Arrangement Agreement is also subject to the fulfillment of each of the following conditions precedent on or before the Effective Time, each of which is for the exclusive benefit of Kennady and may only be waived in whole or in part by Kennady:

•	all covenants of Mountain Province under the Arrangement Agreement to be performed on or before the Effective Time which have not been waived by Kennady shall have been duly performed by Mountain Province in all material respects and Kennady shall have received a certificate of Mountain Province, addressed to Kennady and dated the Effective Date, signed on behalf of Mountain Province by two senior executive officers of Mountain Province (on Mountain Province’s behalf and without personal liability), confirming the same as of the Effective Time;

•	the representations and warranties of Mountain Province set forth in the Arrangement Agreement shall be true and correct in all respects, without regard to any materiality or Mountain Province Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Mountain Province Material Adverse Effect, provided that the representations and warranties of Mountain Province with respect to Interests in Mineral Rights and Corrupt Practices Legislation in the Arrangement Agreement shall be true and correct in all material respects as of the Effective Time, and Kennady shall have received a certificate of Mountain Province addressed to Kennady and dated the Effective Date, signed on behalf of

Mountain Province by two senior executive officers of Mountain Province (on Mountain Province’s behalf and without personal liability), confirming the same as at the Effective Time;

•	Mountain Province shall have complied with its obligations to deposit a sufficient number of Mountain Province Shares to issue the aggregate Consideration Shares as the Arrangement Consideration, and the Depositary shall have confirmed receipt of the aggregate Consideration Shares; and

•	since the date of the Arrangement Agreement, there shall not have occurred a Mountain Province Material Adverse Effect and Kennady shall have received a certificate signed on behalf of Mountain Province by the chief executive officer and chief financial officer of Mountain Province (on Mountain Province’s behalf and without personal liability) to such effect.

Additional Conditions in Favour of Mountain Province

The obligation of Mountain Province to complete the Arrangement and the transactions contemplated by this Agreement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time, each of which is for the exclusive benefit of Mountain Province and may be waived in whole or in part by Mountain Province:

•	all covenants of Kennady under the Arrangement Agreement to be performed on or before the Effective Time which have not been waived by Mountain Province shall have been duly performed by Kennady in all material respects and Mountain Province shall have received a certificate of Kennady addressed to Mountain Province and dated the Effective Date, signed on behalf of Kennady by two senior executive officers of Kennady (on Kennady’s behalf and without personal liability), confirming the same as at the Effective Time;

•	the representations and warranties of Kennady set forth in the Arrangement Agreement shall be true and correct in all respects, without regard to any materiality or Kennady Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Kennady Material Adverse Effect, provided that the representations and warranties of Kennady set forth with respect to Interests in Mineral Rights and Corrupt Practices Legislation in the Arrangement Agreement shall be true and correct in all material respects as of the Effective Time, and Mountain Province shall have received a certificate of Kennady addressed to Mountain Province and dated the Effective Date, signed on behalf of Kennady by two senior executive officers of Kennady (on Kennady’s behalf and without personal liability), confirming the same as at the Effective Date;

•	there shall not be pending or threatened in writing any suit, action or proceeding by any Governmental Entity or any other Person but excluding any action or proceeding initiated by a Kennady Shareholder (in its capacity as a Kennady Shareholder) in respect of the Arrangement, that is reasonably likely to result in a:

○	prohibition or restriction on the acquisition by Mountain Province of any Kennady Shares, restriction or prohibition of the consummation of the Arrangement or a Person obtaining from Kennady or Mountain Province any material damages directly or indirectly in connection with the Arrangement;

○	prohibition or material limit on the ownership by Mountain Province of Kennady or any material portion of its business; or

o	imposition of limitations on the ability of Mountain Province to acquire or hold, or exercise full rights of ownership of, any Kennady Shares, including the right to vote the Kennady Shares to be acquired by it on all matters properly presented to the Kennady Shareholders;

•	since the date of the Arrangement Agreement, there shall not have occurred a Kennady Material Adverse Effect, and Mountain Province shall have received a certificate signed on behalf of Kennady by the chief executive officer and the chief financial officer of Kennady (on Kennady’s behalf and without personal liability) to such effect; and

•	holders of no more than 5% of the Kennady Shares shall have exercised Dissent Rights.

Non-Solicitation

Each of Kennady and Mountain Province has covenanted with the other that neither it nor any of its Subsidiaries will, directly or indirectly, through any of its Representatives or Subsidiaries, or otherwise, and shall not permit or authorize any such Person to do so on its behalf:

•	solicit, assist, initiate, encourage or otherwise facilitate any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

•	enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than the other Party to the Arrangement Agreement) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

•	in the case of Kennady, make a Kennady Change in Recommendation other than following the occurrence of any Mountain Province Material Adverse Effect, and in the case of Mountain Province, make a Mountain Change in Recommendation, other than following the occurrence of any Kennady Material Adverse Effect;

•	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal; or

•	accept or enter into or publicly propose to accept or enter into any agreement, understanding or arrangements in respect of an Acquisition Proposal.

In addition, each of Kennady and Mountain Province has covenanted with the other that it shall, and shall cause its Subsidiaries and its Representatives to immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiation, or other activities commenced prior to the date of this Agreement with any Person (other than the other Party to the Arrangement Agreement) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection therewith, each Party will:

•	immediately discontinue access to and disclosure of all information, including any data room and any confidential information, properties, facilities, books and records of such Party or of any of its Subsidiaries; and

•	within two Business Days, request, and exercise all rights it has to require (i) the return or destruction of all copies of any non-public confidential information regarding such Party or any of its Subsidiaries provided to any Person, and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding such Party or any of its Subsidiaries, using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

Each Party has also represented that, it has not, in the year prior to the date of the Arrangement Agreement, waived any confidentiality, standstill or similar agreement or restriction to which such Party or any of its Subsidiaries is a party, and each Party further has covenanted and agreed (i) that, except in respect of an unsolicited Acquisition Proposal made on a non-public basis to such Party as contemplated by the Arrangement Agreement, such Party shall take all necessary action to enforce each confidentiality, standstill, nondisclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant to which such Party or any of its Subsidiaries is a party, and (ii) that neither it, nor any of its Subsidiaries or any of their respective Representatives have or will, without the prior written consent of the other Party (which may be withheld or delayed in the other Party’s sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting such

Party, or any of its Subsidiaries, under any confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant to which such Party or any of its Subsidiaries is a party; provided, however, that the Parties acknowledge and agree that the automatic termination or release of any such agreement, restriction or covenant in accordance with their terms shall not be a violation of the terms of the Arrangement Agreement.

Notification of Acquisition Proposals

In the event that a Party or any of its Subsidiaries or any of their respective Representatives, receives an Acquisition Proposal after the date of the Arrangement Agreement, or any request for copies of, access to, or disclosure of, confidential information relating to such Party or any Subsidiary in connection with such an Acquisition Proposal, such Party shall as soon as practicable and in any event within 24 hours of the receipt thereof notify the other Party of such Acquisition Proposal or request. Such notice shall include a description of its material terms and conditions of such Acquisition Proposal or request and the identity of all Persons making the Acquisition Proposal or request and shall provide the other Party with copies of all written documents, correspondence or other material received in respect of, from or on behalf of any such Person. The Party receiving the Acquisition Proposal shall keep the other Party fully informed on a current basis of the status of material or substantive developments and (to the extent such Party is permitted by the Arrangement Agreement to enter into discussions or negotiations), the status of discussions and negotiations with respect to any such Acquisition Proposal.

Responding to Acquisition Proposals

Notwithstanding the covenants respecting non-solicitation, if at any time prior to obtaining its respective shareholder approval with respect to the Arrangement, a Party receives a bona fide written Acquisition Proposal, such Party may engage in or participate in discussions or negotiations regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of information, properties, facilities, books or records of it or its Subsidiaries to the Person making such Acquisition Proposal, if and only if:

•	such Party’s board of directors first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal;

•	such Party has been, and continues to be, in compliance with its obligations under the Arrangement Agreement;

•	prior to providing any such copies, access, or disclosure, such Party enters into a confidentiality and standstill agreement with such Person substantially in the same form as the Confidentiality Agreement and any such copies, access or disclosure provided to such Person shall have already been (or will simultaneously be) provided to the other Party; and

•	such Party promptly provides the other Party with (i) written notice stating its intention to participate in such discussions or negotiations and to provide such copies, access or disclosure; and (ii) prior to providing any such copies, access or disclosure, a true, complete and final executed copy of the confidentiality and standstill agreement described in the Arrangement Agreement.

Subject to the right to match provisions set forth in the Arrangement Agreement, if, at any time following the date of the Arrangement Agreement and prior to obtaining Kennady Shareholder Approval in the case of Kennady or obtaining Mountain Province Shareholder Approval in the case of Mountain Province, either Kennady or Mountain Province receives an Acquisition Proposal that did not result from a breach of the non-solicitation covenants and which its board of directors concludes in good faith constitutes a Superior Proposal, it may, subject to compliance with the termination procedures and payment of the Termination Fee, terminate the Arrangement Agreement to enter into a definitive agreement with respect to such Superior Proposal.

Right to Match

If a Party (the “Receiving Party”) receives an Acquisition Proposal that constitutes a Superior Proposal prior to obtaining its respective shareholder approval with respect to the Arrangement, the Receiving Party may, subject to compliance with Article 8 of the Arrangement Agreement, enter into a definitive agreement with respect to such Superior Proposal, if and only if:

•	the Receiving Party that has received the Acquisition Proposal that constitutes a Superior Proposal has been, and continues to be, in compliance with its obligations under Article 7 of the Arrangement Agreement;

•	the Receiving Party has delivered to the other Party (the “Matching Party”) a written notice of the determination of the Receiving Party’s board of directors that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Receiving Party’s board of directors to enter into a definitive agreement with respect to such Superior Proposal (the “Superior Proposal Notice”);

•	the Receiving Party has provided the Matching Party a copy of the proposed definitive agreement for the Superior Proposal and all supporting materials, including any financing documents supplied to the Receiving Party in connection therewith;

•	at least five Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which the Matching Party received the Superior Proposal Notice and the date on which such other Party received all of the materials set forth in Section 7.5(a)(iii) of the Arrangement Agreement;

During the Matching Period, the Matching Party has the right, but not the obligation, to offer to amend the Arrangement Agreement and the Arrangement. The board of directors of the Receiving Party must review any such offer by the Matching Party to determine whether the Acquisition Proposal to which the Matching Party is responding would continue to be a Superior Proposal when assessed against the Arrangement Agreement and the Plan of Arrangement as they are proposed in writing by the Matching Party to be amended. If the board of directors of the Terminating Party determines that the Acquisition Proposal no longer constitutes a Superior Proposal when assessed against the Arrangement Agreement and the Plan of Arrangement as they are proposed to be amended by the Matching Party, the board of directors of the Receiving Party will cause it to enter into an amendment to the Arrangement Agreement with the Matching Party incorporating the amendments to the Arrangement Agreement and the Plan of Arrangement as set out in the written offer to amend, and will promptly reaffirm its recommendation of the Arrangement by the prompt issuance of a press release to that effect. If the board of directors of the Receiving Party determines that the Acquisition Proposal continues to be a Superior Proposal, it may recommend that holders of its securities accept such Superior Proposal provided that before doing so the Receiving Party terminates the Arrangement Agreement and pays, or causes to be paid, the Termination Fee, as the case may be, in order to accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.

Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the holders of the Receiving Party’s securities constitutes a new Acquisition Proposal and the Matching Party will be afforded a new three Business Day Matching Period and the rights associated with such Matching Period in respect of each such Acquisition Proposal.

Termination

The Arrangement Agreement may be terminated and the Arrangement may be abandoned at any time prior to the Effective Time:

•	by mutual written agreement of Kennady and Mountain Province;

•	by either Kennady or Mountain Province if:

○	the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate the Arrangement Agreement shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under the Arrangement Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by the Outside Date;

○	after the date of the Arrangement Agreement, there shall be enacted or made any applicable Law, inunction or court order that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins Kennady or Mountain Province from consummating the Arrangement and such applicable Law, injunction or court order shall have become final and non-appealable;

○	the Arrangement Resolution shall have failed to obtain the Kennady Shareholder Approval at the Kennady Meeting in accordance with the Interim Order; or

○	the Share Issuance Resolution shall have failed to obtain the Mountain Province Shareholder Approval at the Mountain Province Meeting;

•	by Mountain Province if:

○	prior to obtaining the Kennady Shareholder Approval, there is a Kennady Change in Recommendation or the Kennady Board (or any committee thereof) accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend any Acquisition Proposal;

○	prior to obtaining Mountain Province Shareholder Approval, the Mountain Province Board authorizes Mountain Province, subject to complying with the terms of the Arrangement Agreement, to enter into an agreement with respect to a Superior Proposal provided that, concurrently with such termination, Mountain Province pays the Termination Fee payable pursuant to the Arrangement Agreement;

○	subject to the notice and cure provisions set forth in the Arrangement Agreement, a breach of any representation or warranty or failure to perform any covenant or material obligations on the part of Kennady set forth in the Arrangement Agreement (other than the non-solicitation, right to match, and superior proposal covenants set forth in the Arrangement Agreement) shall have occurred;

○	Kennady is in breach or default of its non-solicitation, right to match, and superior proposal obligations or covenants set forth in the Arrangement Agreement;

○	the Kennady Meeting has not occurred on or before the Meeting Deadline, provided that (a) the failure of the Kennady Meeting to occur on or before such date is not the result of the failure by Mountain Province to fulfill any obligation under the Arrangement Agreement; and (b) the Share Issuance Resolution was passed at the Mountain Province Meeting;

○	Kennady provides Mountain Province with a Superior Proposal Notice;

○	after the date of the Arrangement Agreement there occurs a Kennady Material Adverse Effect; or

○	holders of more than 5% of the Kennady Shares have exercised Dissent Rights.

•	by Kennady if:

○	prior to obtaining the Mountain Province Shareholder Approval, there is a Mountain Change in Recommendation or the Mountain Province Board (or any committee thereof) accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend any Acquisition Proposal;

○	prior to obtaining Kennady Shareholder Approval, the Kennady Board authorizes Kennady, subject to complying with the terms of the Arrangement Agreement, to enter into an agreement with respect to a Superior Proposal provided that, concurrently with such termination, Kennady pays the Termination Fee payable pursuant to the Arrangement Agreement;

○	subject to the notice and cure provisions set forth in the Arrangement Agreement, a breach of any representation or warranty or failure to perform any covenant or material obligations on the part of Mountain Province set forth in the Arrangement Agreement (other than the non-solicitation, right to match, and superior proposal covenants set forth in the Arrangement Agreement) shall have occurred;

○	the Mountain Province Meeting has not occurred on or before the Meeting Deadline, provided that the failure of the Mountain Province Meeting to occur on or before such date is not the result of the failure by Kennady to fulfill any obligation under the Arrangement Agreement;

○	Mountain Province provides Kennady with a Superior Proposal Notice;

○	Mountain Province is in breach or default of its non-solicitation, right to match, and superior proposal obligations or covenants set forth in the Arrangement Agreement;

○	Mountain Province fails to deposit in escrow the Arrangement Consideration; or

○	after the date of the Arrangement Agreement there occurs a Mountain Province Material Adverse Effect.

Termination Fee

Kennady must pay to Mountain Province the Termination Fee ($6,000,000) upon the termination of the Arrangement Agreement:

•	by Mountain Province pursuant to a Kennady Change in Recommendation (except where the Kennady Change in Recommendation was the result of a Superior Proposal Notice by Mountain Province or a Mountain Province Material Adverse Effect);

•	by Kennady in order for Kennady to enter into a Superior Proposal; or

•	by Mountain Province, because Kennady is in breach or in default of the non-solicitation covenants set forth in the Arrangement Agreement; the Kennady Meeting has not occurred before the Meeting Deadline; the Effective Time has not occurred on or before the Outside Date or by either party because the Arrangement Resolution failed to obtain the Kennady Shareholder Approval at the Kennady Meeting in accordance with the Interim Order if, in either case, prior to the earlier of the termination of the Arrangement Agreement or the holding of the Kennady Meeting, a bona fide Acquisition Proposal, or the intention to make an Acquisition Proposal, with respect to Kennady shall have been made to Kennady or publicly announced by any Person (other than Mountain Province or any of its affiliates) and not withdrawn prior to the Kennady Meeting and within nine months following the date of such termination the announced Acquisition Proposal is consummated by Kennady or Kennady enters into a definitive agreement in respect of, or the Kennady Board approves or recommends, the announced Acquisition Proposal which is subsequently consummated at any time thereafter, provided that, for such purposes all references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”.

Mountain Province must pay to Kennady the Termination Fee ($6,000,000) upon the termination of the Arrangement Agreement:

•	by Kennady pursuant to a Mountain Change in Recommendation (except where the Mountain Change in Recommendation was the result of a Superior Proposal Notice by Kennady or a Kennady Material Adverse Effect);

•	by Mountain Province in order for Mountain Province to enter into a Superior Proposal; or

•	by Kennady, because Mountain Province is in breach or in default of the non-solicitation covenants set forth in the Arrangement Agreement; the Mountain Province Meeting has not occurred before the Meeting Deadline; the Effective Time has not occurred on or before the Outside Date or by either party because the

Share Issuance Resolution failed to obtain the Mountain Province Shareholder Approval at the Mountain Province Meeting in accordance with the Interim Order if, in either case, prior to the earlier of the termination of the Arrangement Agreement or the holding of the Mountain Province Meeting, a bona fide Acquisition Proposal, or the intention to make an Acquisition Proposal, with respect to Mountain Province shall have been made to Mountain Province or publicly announced by any Person (other than Kennady or any of its affiliates) and not withdrawn prior to the Mountain Province Meeting and within nine months following the date of such termination the announced Acquisition Proposal is consummated by Mountain Province or Mountain Province enters into a definitive agreement in respect of, or the Mountain Province Board approves or recommends, the announced Acquisition Proposal which is subsequently consummated at any time thereafter, provided that, for such purposes all references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”.

Amendment and Waiver

The Arrangement Agreement and the Plan of Arrangement may be amended by mutual written agreement of Kennady and Mountain Province prior to the Effective Date, and any such amendment may, subject to the Interim Order and the Final Order and applicable Law, without limitation:

•	change the time for performance of any of the obligations or acts of the Parties;

•	waive any inaccuracies or modify any representation or warranty contained in the Arrangement Agreement or in any document delivered pursuant to the Arrangement Agreement;

•	waive compliance with or modify any of the covenants contained in the Arrangement Agreement and waive or modify performance of any of the obligations of the Parties; and/or

•	waive compliance with or modify any mutual conditions precedent contained in the Arrangement Agreement.

Furthermore, any Party may:

•	extend the time for the performance of any of the obligations or acts of the other Party;

•	waive compliance, except as provided in the Arrangement Agreement, with any of the other Party’s agreements or the fulfillment of any conditions to its own obligations contained in the Arrangement Agreement; or

•	waive inaccuracies in any of the other Party’s representations or warranties contained in the Arrangement Agreement or in any document delivered by the other Party;

provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

THE VOTING AND SUPPORT AGREEMENTS

The following description of certain provisions of the Voting and Support Agreements is a summary only. The summary of certain provisions of the Voting and Support Agreements below and in this Circular is not comprehensive and is qualified in its entirety by reference to the full text of the forms of Voting and Support Agreement, the full text of which may be viewed on SEDAR under Kennady and Mountain Province’s issuer profiles at www.sedar.com. This summary may not contain all of the information about the Voting and Support Agreements that is important to Mountain Province Shareholders or Kennady Shareholders. Mountain Province Shareholders and Kennady Shareholders are encouraged to read the forms of Voting and Support Agreement carefully and in their entirety.

Mountain Province Voting and Support Agreements

The Supporting Mountain Province Shareholders have entered into Mountain Province Voting and Support Agreements with Kennady in respect of Mountain Province Shares representing, in the aggregate, approximately 24.3% of the outstanding Mountain Province Shares as at January 28, 2018.

The Mountain Province Voting and Support Agreements set forth, among other things and subject to certain exceptions, the agreement of such Supporting Mountain Province Shareholders to vote their Subject Mountain Province Securities in favour of the Share Issuance Resolution at the Mountain Province Meeting and any actions required for the consummation of the transactions contemplated by the Arrangement Agreement.

In addition, the Supporting Mountain Province Shareholders have agreed, subject to the terms and conditions of the Mountain Province Voting and Support Agreements, among other things, to:

(a)	vote or cause to be voted (in person or by proxy) their Subject Mountain Province Securities against any: merger, reorganization, consolidation, amalgamation, arrangement, business combination, or share exchange, liquidation, dissolution, recapitalization, or similar transaction involving Mountain Province; sale, lease or transfer of any significant part of the assets of Mountain Province; Acquisition Proposal; or material change in the capitalization of Kennady or the corporate structure or constating documents of Mountain Province;

(b)	vote or cause to be voted (in person or by proxy) their Subject Mountain Province Securities against, and not tender or cause to be tendered their Subject Mountain Province Securities to any action that is reasonably likely to impede, interfere with or delay the Arrangement or that would result in a Mountain Province Material Adverse Effect;

(c)	not sell, transfer, gift, assign, convey, pledge, hypothecate, encumber, option, grant a security interest in or otherwise dispose of any right or interest in (including by way of deposit or tender under any take-over bid) any of the Subject Mountain Province Securities, other than the exercise, exchange or conversion of Mountain Province Options or redemption of any Mountain Province RSUs, as applicable, in accordance with their terms for Mountain Province Shares that will become subject to the Mountain Province Voting and Support Agreement as if they were Subject Mountain Securities owned by the Mountain Province Shareholder on the date of the Mountain Province Voting and Support Agreement, or enter into any agreement, arrangement or understanding in connection therewith (whether by actual disposition or effective economic disposition due to cash settlement or otherwise), other than pursuant to the Arrangement Agreement, without having first obtained the prior written consent of Kennady;

(d)	not, other than as set in the Mountain Province Voting and Support Agreement, grant any proxies or powers of attorney, deposit any Subject Mountain Province Securities into a voting trust, in any way transfer any of the voting rights associated with any of the Subject Mountain Province Securities, or enter into a voting agreement, understanding or arrangement with respect to the right to vote, call meetings of Mountain Province Shareholders or give consents or approval of any kind with respect to any Subject Mountain Province Securities; and

(e)	waive any rights of appraisal or rights of dissent that the Supporting Mountain Province Shareholder may have arising from the transactions contemplated by the Arrangement Agreement; and not exercise any securityholder rights or remedies available at common law or pursuant to applicable securities legislation or take any other action of any kind, in each case which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the transactions contemplated by the Arrangement Agreement.

(f)	The obligations of each Mountain Province Supporting Shareholder under the Mountain Province Voting and Support Agreements automatically terminate upon the earliest of, amongst other things: (i) the Effective Time; (ii) the mutual written agreement of the Supporting Mountain Province

Shareholder and Kennady; (iii) the termination of the Arrangement Agreement in accordance with its terms; or (iv) the Outside Date.

Kennady Voting and Support Agreements

The Supporting Kennady Shareholders have entered into Kennady Voting and Support Agreements with Mountain Province in respect of Kennady Shares representing, in the aggregate, approximately 28.6% of the outstanding Kennady Shares as at January 28, 2018.

The Kennady Voting and Support Agreements set forth, among other things and subject to certain exceptions, the agreement of such Supporting Kennady Shareholders to vote their Subject Kennady Securities in favour of the Arrangement Resolution at the Kennady Meeting and any actions required for the consummation of the transactions contemplated by the Arrangement Agreement.

In addition, the Supporting Kennady Shareholders have agreed, subject to the terms and conditions of the Kennady Voting and Support Agreements, among other things, to:

(a)	vote or cause to be voted (in person or by proxy) their Subject Kennady Securities against any: merger, reorganization, consolidation, amalgamation, arrangement, business combination, or share exchange, liquidation, dissolution, recapitalization, or similar transaction involving Kennady; sale, lease or transfer of any significant part of the assets of Kennady; Acquisition Proposal; or material change in the capitalization of Kennady or the corporate structure or constating documents of Kennady;

(b)	vote or cause to be voted (in person or by proxy) their Subject Kennady Securities against, and not tender or cause to be tendered their Subject Kennady Securities to any action that is reasonably likely to impede, interfere with or delay the Arrangement, or that would result in a Kennady Material Adverse Effect;

(c)	not sell, transfer, gift, assign, convey, pledge, hypothecate, encumber, option, grant a security interest in or otherwise dispose of any right or interest in (including by way of deposit or tender under any take-over bid) any of the Subject Kennady Securities, other than the exercise, exchange or conversion of Kennady Options or redemption of any Kennady RSUs, as applicable, in accordance with their terms for Kennady Shares that will become subject to the Kennady Voting and Support Agreement as if they were Subject Kennady Securities owned by the Kennady Shareholder on the date of the Kennady Voting and Support Agreement, or enter into any agreement, arrangement or understanding in connection therewith (whether by actual disposition or effective economic disposition due to cash settlement or otherwise), other than pursuant to the Arrangement Agreement, without having first obtained the prior written consent of Mountain Province;

(d)	not, other than as set in the Kennady Voting and Support Agreement, grant any proxies or powers of attorney, deposit any Subject Kennady Securities into a voting trust, in any way transfer any of the voting rights associated with any of the Subject Kennady Securities, or enter into a voting agreement, understanding or arrangement with respect to the right to vote, call meetings of Kennady Shareholders or give consents or approval of any kind with respect to any Subject Kennady Securities; and

(e)	waive any rights of appraisal or rights of dissent that the Supporting Kennady Shareholder may have arising from the transactions contemplated by the Arrangement Agreement; and not exercise any securityholder rights or remedies available at common law or pursuant to applicable securities legislation or take any other action of any kind, in each case which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the transactions contemplated by the Arrangement Agreement.

The obligations of each Kennady Supporting Shareholder under the Kennady Voting and Support Agreements automatically terminate upon the earliest of, amongst other things: (i) the Effective Time; (ii) the mutual written agreement of the Supporting Kennady Shareholder and Mountain Province; (iii) the termination of the Arrangement Agreement in accordance with its terms; or (iv) the Outside Date.

PROCEDURE FOR EXCHANGE OF KENNADY SHARES

Letter of Transmittal

A Letter of Transmittal is being mailed, together with this Circular, to each person (other than Mountain Province) who was a Registered Kennady Shareholder on the Kennady Record Date. Each person who is a Registered Kennady Shareholder immediately prior to the Effective Time must forward a properly completed and signed Letter of Transmittal, along with the accompanying Kennady Share certificate(s), if applicable, and such other documents as the Depositary may require, to the Depositary in order to receive the Arrangement Consideration to which such Kennady Shareholder is entitled under the Arrangement. It is recommended that Registered Kennady Shareholders complete, sign and return the Letter of Transmittal, along with the accompanying Kennady Share certificate(s), if applicable, to the Depositary as soon as possible. Kennady Shareholders whose Kennady Shares are registered in the name of a nominee (bank, trust company, securities broker or other nominee) should contact that nominee for assistance in depositing their Kennady Shares.

Exchange Procedure

Registered Kennady Shareholders

In order to receive the Arrangement Consideration to which a Registered Kennady Shareholder (other than Mountain Province and any Dissenting Shareholder) is entitled if the Arrangement is completed, a Registered Kennady Shareholder must complete, sign, date and return the enclosed Letter of Transmittal in accordance with the instructions set out therein and in this Circular. The Letter of Transmittal is also available from the Depositary by telephone at: 1- 800-564-6253 (North American Toll Free) or 1-514-982-7555 (Outside North America); or on SEDAR under Kennady’s issuer profile at www.sedar.com.

On or immediately prior to the Effective Date, Mountain Province will deposit with the Depositary share certificates for Mountain Province Shares representing the aggregate Arrangement Consideration payable pursuant to the Arrangement. The Depositary will act as the agent of Registered Kennady Shareholders who have deposited Kennady Shares pursuant to the Arrangement for the purpose of receiving the Arrangement Consideration and transmitting certificates representing the Mountain Province Shares issuable to such persons, and receipt by the Depositary of the aggregate Arrangement Consideration payable by Mountain Province under the Arrangement will be deemed to constitute receipt of payment by Registered Kennady Shareholders depositing Kennady Shares.

Upon surrender to the Depositary of the certificate(s) that immediately prior to the Effective Time represented Kennady Shares, and a duly completed Letter of Transmittal and such other documents as the Depositary may require, a Former Kennady Shareholder (other than Mountain Province and any Dissenting Shareholder) will be entitled to receive in exchange therefor, and as soon as practicable after the Effective Time the Depositary will deliver to such Former Kennady Shareholder, certificates representing the number of Mountain Province Shares which such Former Kennady Shareholder is entitled to receive under the Arrangement.

In the event of a transfer of ownership of Kennady Shares which is not registered in the transfer records of Kennady, a certificate representing the proper number of Kennady Shares shall be delivered to a transferee if the certificate formerly representing such Kennady Shares is presented to the Depositary at its offices, accompanied by the foregoing documents together with all other documents required to evidence and effect such transfer.

Until surrendered, each certificate that immediately prior to the Effective Time represented Kennady Shares will, subject to certain exceptions, be deemed at any time after the Effective Time to represent only the right to receive upon surrender (a) the aggregate Arrangement Consideration which the holder is entitled to receive in accordance with the Plan of Arrangement, and (b) any dividends or distributions with a record date on or after the Effective Date that are paid or payable prior to the date of surrender on any Mountain Province Shares comprising the Arrangement Consideration which the holder of such Kennady Shares was entitled to receive under the Arrangement.

The Letter of Transmittal contains complete instructions on how to exchange the certificate(s) representing Kennady Shares and how Registered Kennady Shareholders will receive the Arrangement Consideration payable to them under the Arrangement. Registered Kennady Shareholders should return properly completed documents, including the Letter of Transmittal, to Computershare Investor Services Inc., by mail to P.O. Box 7021, 31 Adelaide Street East, Toronto, Ontario Canada M5C 3H2 Attention: Corporation Actions, and by registered mail, hand or courier to 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1 Attention: Corporation Actions. Kennady Shareholders with questions regarding the deposit of Kennady Shares should contact the Depositary by telephone at: 1-800-564-6253 (North American Toll Free) or 1-514-982-7555 (Outside North America). Further information with respect to the Depositary is set forth in the Letter of Transmittal.

In order for Registered Kennady Shareholders to receive the Arrangement Consideration payable to them under the Arrangement as soon as possible after the closing of the Arrangement, Registered Kennady Shareholders should submit their Kennady Shares and the Letter of Transmittal as soon as possible.

Registered Kennady Shareholders will not actually receive their Mountain Province Shares until the Arrangement is completed and they have returned their properly completed documents, including the Letter of Transmittal and certificates representing their Kennady Shares, if applicable, to the Depositary.

In the event any certificate which immediately before the Effective Time represented one or more outstanding Kennady Shares in respect of which the holder was entitled to receive the Arrangement Consideration pursuant to the Arrangement is lost, stolen or destroyed, upon the making of an affidavit by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary will deliver in exchange for such lost, stolen or destroyed certificate, the Arrangement Consideration to which such holder is entitled pursuant to the Arrangement. When authorizing such delivery of the Arrangement Consideration which such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom such Arrangement Consideration is to be delivered shall, as a condition precedent to the delivery of such Arrangement Consideration, give a bond satisfactory to Mountain Province and the Depositary in such amount as Mountain Province may direct, or otherwise indemnify Mountain Province and the Depositary in a manner satisfactory to Mountain Province and the Depositary, against any claim that may be made against Mountain Province or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles of Mountain Province.

Where a certificate representing Kennady Shares has been destroyed, lost or stolen, the Registered Kennady Shareholder of that certificate should immediately contact the Depositary by telephone at: 1-800-564-6253 (North American Toll Free) or 1-514-982-7555 (Outside North America); or by email at: corporateactions@computershare.com.

Non-Registered Kennady Shareholders

The exchange of Kennady Shares for the Arrangement Consideration in respect of Non-Registered Kennady Shareholders is expected to be made with the Non-Registered Kennady Shareholder’s nominee (bank, trust company, securities broker or other nominee) account through the procedures in place for such purposes between CDS and such nominee. Non-Registered Kennady Shareholders should contact their intermediary if they have any questions regarding this process and to arrange for their nominee to complete the necessary steps to ensure that they receive payment for their Kennady Shares as soon as possible following completion of the Arrangement.

Cancellation of Rights after Six Years

To the extent that a Former Kennady Shareholder has not complied with the provisions of the Arrangement described under the heading “Procedure for Exchange of Kennady Shares – Exchange Procedure” on or before the date that is six years after the Effective Date (the “Final Proscription Date”), then any Mountain Province Shares which such Former Kennady Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such Mountain Province Shares shall be delivered to Mountain

Province by the Depositary for cancellation and shall be cancelled by Mountain Province, and the interest of the Former Kennady Shareholder in such Mountain Province Shares to which it was entitled shall be terminated as of such Final Proscription Date.

Fractional Interest

No fractional Mountain Province Shares shall be issued to Former Kennady Shareholders in connection with the Plan of Arrangement. The total number of Mountain Province Shares to be issued to any Former Kennady Shareholder shall, without additional compensation, be rounded up or down to the nearest whole Mountain Province Share (in accordance with the terms of the Plan of Arrangement) in the event that a Former Kennady Shareholder would otherwise be entitled to a fractional share.

The foregoing information is a summary only. For further details of procedures, see the Plan of Arrangement attached as Schedule “D” – “Plan of Arrangement” to this Circular.

Withholding Rights

Pursuant to the terms of the Plan of Arrangement, Kennady, Mountain Province and the Depositary shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any Person under the Plan of Arrangement, and from all dividends or other distributions otherwise payable to any Former Kennady Shareholder, such amounts as Kennady, Mountain Province or the Depositary are required to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax Laws, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the relevant Person in respect of which such deduction and withholding was made, provided that such withheld amounts are remitted to the appropriate Governmental Entity.

SECURITIES LAW MATTERS

The following is a brief summary of the Canadian and U.S. securities law considerations applying to the transactions contemplated herein not discussed elsewhere in this Circular.

Canadian Securities Laws

Each Kennady Shareholder is urged to consult such shareholder’s professional advisors to determine the Canadian conditions and restrictions applicable to trades in the Mountain Province Shares issuable pursuant to the Arrangement.

Listing and Resale of Mountain Province Shares

Kennady is a reporting issuer in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland. The Kennady Shares are currently listed on the TSXV. Following completion of the Arrangement, Kennady will be a wholly-owned subsidiary of Mountain Province and it is anticipated that Mountain Province will apply to the applicable Canadian securities regulators to have Kennady cease to be a reporting issuer and have the Kennady Shares delisted from the TSXV.

Mountain Province has applied to list the Mountain Province Shares issuable under the Arrangement on the TSX and Nasdaq. It is a condition of closing that both the TSX and Nasdaq shall have conditionally approved the listing thereon, subject only to satisfying the customary listing conditions of the TSX and Nasdaq, respectively, of the issuance of the Mountain Province Shares issuable pursuant to the Arrangement. See “The Arrangement Agreement – Conditions Precedent to the Arrangement”. TSX conditional approval has been obtained for the listing of the Mountain Province Shares issuable to Kennady Shareholders in exchange for their Kennady Shares under the Arrangement.

The issuance of Mountain Province Shares pursuant to the Arrangement will constitute distributions of securities that are exempt from the prospectus requirements of applicable Canadian Securities Laws. Mountain Province Shares issued pursuant to the Arrangement may be resold in each province and territory of Canada, provided that: (i) Mountain

Province is a reporting issuer in a jurisdiction of Canada for the four months immediately preceding the trade; (ii) the trade is not a “control distribution” as defined in NI 45-102; (iii) no unusual effort is made to prepare the market or create a demand for those securities; (iv) no extraordinary commission or consideration is paid in respect of that trade; and (v) if the selling security holder is an “insider” or “officer” of Mountain Province (as such terms are defined by applicable Canadian Securities Laws), the insider or officer has no reasonable grounds to believe that Mountain Province is in default of applicable Canadian Securities Laws.

Multilateral Instrument 61-101

Kennady – Business Combination

As a reporting issuer in certain of the provinces of Canada that have adopted MI 61-101 (being Alberta, Manitoba, Ontario and New Brunswick) and an issuer listed on the TSXV (and therefore subject to TSXV Policy 5.9), Kennady is subject to the requirements of MI 61-101. MI 61-101 is intended to regulate certain transactions to ensure the protection and fair treatment of minority shareholders.

MI 61-101 regulates transactions that raise the potential for conflicts of interest, including an “issuer bid”, an “insider bid”, a “related party transaction” and a “business combination” (each as defined in MI 61-101). The Arrangement does not constitute an “issuer bid”, an “insider bid” or a “related party transaction” for Kennady. However, the Arrangement does constitute a “business combination” for purposes of MI 61-101, because it involves an arrangement, as a consequence of which the interest of a holder of equity security of Kennady may be terminated without the holder’s consent, regardless of whether the equity security is replaced with another security.

Minority Approval and Valuation Exemption

Under the terms of the Interim Order, the Arrangement must be approved by at least 66 ⅔% of the votes cast on the Arrangement Resolution by the Kennady Shareholders present in person or represented by proxy and entitled to vote at the Kennady Meeting. As a “business combination”, the Arrangement will also need to be approved by at least a majority of the votes cast on the Arrangement Resolution by the Minority Kennady Shareholders (i.e., excluding votes attached to Kennady Shares held by any person described in items (a) through (d) of Section 8.1(2) of MI 61-101) present in person or represented by proxy and entitled to vote at the Kennady Meeting.

As of the Kennady Record Date, Kennady estimates that 17,084,992 Kennady Shares, which are owned or controlled by Mountain Province, the Significant Shareholder and certain directors and officers of Mountain Province (as described in greater detail in the table below), representing approximately 32.3% of the outstanding Kennady Shares on a non-diluted basis, will be excluded in determining whether minority approval of the Arrangement Resolution is obtained. The up to 2,000,000 Kennady Shares expected to be issued to Mountain Province following the Kennady Record Date will also be excluded in determining whether minority approval of the Arrangement Resolution is obtained.

Name	Kennady Shares (#)	Kennady Shares(1) (%)
Mountain Province(2)	2,000,000	3.8%
Dermot Fachtna Desmond(3) 10% Security Holder of Kennady and Mountain Province	14,485,797	27.4%
Jonathan Comerford Chair and Director, Mountain Province	23,455	<0.1%
David Whittle Director, Interim President and Chief Executive Officer, Mountain Province	70,120	0.1%

Name	Kennady Shares (#)	Kennady Shares(1) (%)
Bruce Dresner Director, Mountain Province	500,120	0.9%
Carl Verley Director, Mountain Province	5,500	<0.1%

Notes:

(1)	Based on the number of issued and outstanding Kennady Shares as of the Kennady Record Date, being 52,912,599.
(2)	Kennady expects to issue an additional 2,000,000 Kennady Shares to Mountain Province subsequent to the Kennady Record Date and prior to the Effective Date.
(3)	Represents holdings beneficially owned or controlled by Dermot Fachtna Desmond. Mr. Dermot Fachtna Desmond owns 5,038,000 Kennady Shares directly and owns an additional 9,447,797 Kennady Shares beneficially through Bottin (International) Investments Ltd., which he controls.

Kennady is not aware of any “prior valuation” in respect of the subject matter of, or that is otherwise relevant to, the Arrangement that has been made in the 24 months before the date of this Circular.

In the absence of an exemption, a “business combination” also requires the issuer to obtain a formal valuation. However, because Kennady is an issuer listed on the TSXV, Kennady is exempt from the formal valuation requirements under Section 4.4(1)(a) of MI 61-101.

Mountain Province – Related Party Transaction

As a reporting issuer in certain of the provinces of Canada that have adopted MI 61-101 (being Alberta, Manitoba, Ontario and New Brunswick), Mountain Province is also subject to the requirements of MI 61-101.

The Arrangement does not constitute an “issuer bid”, an “insider bid” or a “business combination” for Mountain Province, but is a “related party transaction” for purposes of MI 61-101, because (i) Kennady is a “related party” of Mountain Province by virtue of the Significant Shareholder being a “control person” (as defined in section 1(1) of the Securities Act) of both Mountain Province and Kennady, and (ii) the Arrangement will result in Mountain Province acquiring Kennady through an arrangement.

Minority Approval and Valuation Exemption

In the absence of an exemption, a “related party transaction” requires Mountain Province to obtain (i) a “formal valuation” of the non-cash consideration offered under the Arrangement and the Kennady Shares acquired under the Arrangement, and (ii) “minority approval” of the Arrangement (each as defined in MI 61-101).

Mountain Province is exempt from the requirement to obtain a “formal valuation” in respect of the non-cash consideration offered under the Arrangement and the Kennady Shares acquired under the Arrangement in reliance on section 6.3(2) of MI 61-101, as (i) both the Mountain Province Shares and the Kennady Shares trade on a “published market” (within the meaning of MI 61-101), (ii) neither Mountain Province nor, to the knowledge of Mountain Province after reasonable inquiry, Kennady or the Significant Shareholder, has knowledge of any material information concerning Mountain Province or Kennady, or concerning the securities of Mountain Province or Kennady, that has not been generally disclosed, and (iii) this Circular includes a description of the effect of the distribution on the direct and indirect voting interests of the “related party”.

Mountain Province must, however, obtain “minority approval” of the Arrangement under MI 61-101. Therefore, at the Mountain Province Meeting, Mountain Province will seek Minority Mountain Province Shareholder approval of the Share Issuance Resolution, which shall exclude any Mountain Province Shares held by a Mountain Province Shareholder that meets the criteria set forth in section 8.1(2) of MI 61-101. As of the Mountain Province Record Date, Mountain Province estimates that 38,108,091 Mountain Province Shares, which are owned or controlled by the

Significant Shareholder together with any other “related party” of Kennady (as described in greater detail in the table below), representing approximately 23.8% of the outstanding Mountain Province Shares on a non-diluted basis, will be excluded in determining whether minority approval of the Share Issuance Resolution is obtained.

Mountain Province is not aware of any “prior valuation” in respect of the subject matter of, or that is otherwise relevant to, the Arrangement that has been made in the 24 months before the date of this Circular.

See below for a description of (i) the interest in the Arrangement of every interested party and of the related parties and associated entities of the interested parties, and (ii) the anticipated effects of the Arrangement on the percentage of securities of Mountain Province, or of an affiliated entity of Mountain Province, beneficially owned or controlled by each person referred to in (i).

		Prior to the Arrangement				Mountain Province Shares Received under Arrangement(1)		After the Arrangement
		Mountain Province Shares Held		Kennady Shares Held				Pro Forma Mountain Province Shares Held(2)
Kennady Shareholder	Insider Relationship	(#)	(%)(3)	(#)	(%)(3)	(#)	(%)	(#)	(%)
Jonathan Comerford	Director of Kennady	145,204	0.1%	23,455	<0.1%	22,869	<0.1%	168,073	<0.1%
Dermot Fachtna Desmond(4)	10% Security Holder of Kennady and Mountain Province	37,951,887	23.7%	14,485,797	27.4%	14,123,652	8.8%	52,075,539	24.8%
Tom McCandless	Director of Kennady	0	0.0%	200	<0.1%	195	<0.1%	195	<0.1%
Rory Moore	Director of Kennady; Senior Officer of Kennady	0	0.0%	25,500	<0.1%	24,862	<0.1%	24,862	<0.1%
Robert Brian Parsons	Director of Kennady	11,000	<0.1%	15,400	<0.1%	15,015	<0.1%	26,015	<0.1%
Bruce Ramsden	Senior Officer of Kennady	0	0.0%	0	0.0%	0	0.0%	0	0.0%
Claudia Tornquist	Director of Kennady	0	0.0%	10,000	<0.1%	9,750	<0.1%	9,750	<0.1%
		38,108,091	23.8%(5)	14,560,352	27.5%(5)	14,196,343	8.9%(5)	52,304,434	24.9%(5)

Notes:

(1)	Based on an exchange ratio of 0.975 of a Mountain Province Share for each Kennady Share. Percentage figures based on the number of issued and outstanding Mountain Province Shares as of March 5, 2018, being 160,253,501.
(2)	Based on the number of issued and outstanding Mountain Province Shares and Kennady Shares (excluding Kennady Shares held by Mountain Province) as of March 5, 2018, being 160,253,501 Mountain Province Shares and 50,912,599 Kennady Shares.
(3)	Based on the number of issued and outstanding Mountain Province Shares and Kennady Shares as of March 5, 2018, being 160,253,501 Mountain Province Shares and 52,912,599 Kennady Shares.
(4)	The holdings of Dermot Fachtna Desmond and Bottin (International) Investments Ltd. have been aggregated as Mr. Desmond controls Bottin (International) Investments Ltd.
(5)	Figures may not sum due to rounding.

U.S. Securities Laws

The following discussion is only a general overview of certain requirements of U.S. Securities Laws that may be applicable to Kennady Shareholders. All holders of Kennady Shares are urged to obtain legal advice to ensure that their resale of Mountain Province Shares complies with applicable U.S. Securities Laws. Further information applicable to the holders of such securities resident in the United States is disclosed in this Circular under the heading “Note to U.S. Securityholders”.

Exemption from U.S. Registration

The Mountain Province Shares to be issued to Kennady Shareholders pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States, and are being issued in reliance on the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act and exemptions provided under the securities laws of each state of the United States in which the Kennady U.S. Shareholders reside. Section 3(a)(10) of the U.S. Securities Act exempts from the general registration requirements under the U.S. Securities Act securities issued in exchange for one or more bona fide outstanding securities where the terms and conditions of the issuance and exchange are approved by a court of competent jurisdiction that is expressly authorized by Law to grant such approval, after a hearing upon the fairness of such terms and conditions of such issuance and exchange at which all persons to whom the securities will be issued in such exchange have the right to appear and receive timely notice thereof. Accordingly, the Final Order of the Court will, if granted, constitute the basis for the exemption under Section 3(a)(10) from the registration requirements of the U.S. Securities Act with respect to the Mountain Province Shares to be issued to Kennady Shareholders pursuant to the Arrangement.

Resales of Mountain Province Shares within the United States after the Completion of the Arrangement

The Mountain Province Shares to be issued to Kennady Shareholders pursuant to the Arrangement will be freely tradable under the U.S. Securities Act, except by persons who are “affiliates” of Mountain Province after the Arrangement or were affiliates of Mountain Province within 90 days prior to completion of the Arrangement. Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through ownership of voting securities, by contract or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer.

Any resale of such Mountain Province Shares by such an affiliate (or, if applicable, former affiliate) may be subject to the registration requirements of the U.S. Securities Act, absent an exemption therefrom. Subject to certain limitations, such affiliates (and former affiliates) may immediately resell such Mountain Province Shares outside the United States without registration under the U.S. Securities Act pursuant to and in accordance with Regulation S under the U.S. Securities Act. Such Mountain Province Shares may also be resold in transactions completed in accordance with Rule 144 under the U.S. Securities Act, if available.

The foregoing discussion is only a general overview of certain requirements of the U.S. Securities Act applicable to the resale of the Mountain Province Shares to be issued to Kennady Shareholders pursuant to the Arrangement. All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.

REGULATORY MATTERS

The Arrangement is proposed to be carried out pursuant to Section 182 of the OBCA. Other than obtaining Kennady Shareholder Approval at the Kennady Meeting and Mountain Province Shareholder Approval at the Mountain Province Meeting, receipt of the Final Order and the approval of the TSXV, TSX and Nasdaq, Kennady and Mountain Province do not anticipate being required to seek any material approval, consent or other action from any federal, provincial, state or foreign government or any administrative or regulatory agency in order to complete the Arrangement. In the event that any such approvals or consents are determined to be required, such approvals or consents will be sought, although any such additional requirements could delay the Effective Date or prevent the completion of the Arrangement. While there can be no assurance that any regulatory consents or approvals that are determined to be required will be obtained, Kennady and Mountain Province currently anticipate that any such consents and approvals that are determined to be required will have been obtained or otherwise resolved by the Effective Date.

PRINCIPAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

Principal Canadian Federal Income Tax Considerations

The following is, as of the date of this Circular, a summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act to Kennady Shareholders who exchange their Kennady Shares for Mountain Province Shares pursuant to the Arrangement and who, at all relevant times, for purposes of the Tax Act: (a) deal at arm’s length with Kennady and Mountain Province; (b) are not “affiliated” (within the meaning of the Tax Act) with Kennady or Mountain Province; (c) hold their Kennady Shares as capital property; and (d) will hold their Mountain Province Shares as capital property (a “Holder”). Generally, Kennady Shares and Mountain Province Shares will be considered to be capital property to the holder thereof provided that they are not held in the course of carrying on a business of buying and selling securities and have not been acquired in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Kennady Shareholders who might not otherwise be considered to hold their Kennady Shares or Mountain Province Shares as capital property may, in certain circumstances, be entitled to have their Kennady Shares and Mountain Province Shares, and any other “Canadian security” (as defined in the Tax Act), owned by such holders in the taxation year in which the election is made, and in all subsequent taxation years, treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Kennady Shareholders should consult their own tax advisors regarding the potential application and consequences of this election in their particular circumstances.

This summary is not applicable to a Holder: (i) that is a “financial institution” (as defined in the Tax Act for the purposes of the mark-to-market rules), (ii) an interest in which is a “tax shelter investment” (as defined in the Tax Act), (iii) that is a “specified financial institution” (as defined in the Tax Act), (iv) that has made a “functional currency” election under section 261 of the Tax Act, (v) that has received, or receives, Kennady Shares or Mountain Province Shares upon exercise of a stock option, (vi) that has entered into, or enters into, a “derivative forward agreement” (as defined in the Tax Act) with respect to its Kennady Shares or Mountain Province Shares, or (vii) that receives dividends on Mountain Province Shares under or as part of a “dividend rental arrangement” (as defined in the Tax Act). Such holders should consult their own tax advisors.

This summary also does not address the tax election discussed in this Circular under the heading “The Arrangement – Description of the Arrangement – Tax Election for Certain Kennady Shareholders” that may be available to holders of Kennady Shares who do not hold (and are not deemed to hold) their Kennady Shares as capital property. Such Kennady Shareholders should consult their own tax advisors regarding the potential Canadian federal income tax considerations applicable to them in their particular circumstances, including eligibility for the election and the potential consequences to them of making the election.

This summary is based upon the provisions of the Tax Act in force on the date of this Circular and the current published administrative policies and assessing practices of the CRA publicly available prior to the date of this Circular. This summary takes into account all specific proposals to amend the Tax Act which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this Circular (the “Proposed Amendments”) and assumes that the Proposed Amendments will be enacted in their current form. There can be no assurance that any of the Proposed Amendments will be implemented in their current form or at all. Except for the Proposed Amendments, this summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, or changes in the administrative or assessing practices and policies of the CRA. In addition, this summary does not take into account other federal or any provincial, territorial or foreign tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed in this Circular.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to a Holder in respect of the transactions described herein. The income or other tax consequences will vary depending on the particular circumstances of the Holder, including the province or provinces in which the Holder resides or carries on business. Accordingly, this summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice or representations to any particular Holder. Moreover, no advance income tax ruling has been applied for or obtained from the CRA to confirm the tax consequences of any of the transactions described herein. Holders should consult their own legal and tax advisors for advice with respect to the tax consequences of the transactions described in this Circular based on their particular circumstances.

Holders Resident in Canada

The following portion of this summary is generally applicable to a Holder who at all relevant times, for purposes of the Tax Act, is or is deemed to be resident in Canada (a “Resident Holder”). The following portion of this summary, other than the portion under the heading “Principal Canadian Federal Income Tax Considerations – Holders Resident in Canada – Dissenting Shareholders”, applies to Resident Holders that are not Dissenting Shareholders.

Exchange of Kennady Shares for Mountain Province Shares

A Resident Holder that receives Mountain Province Shares in exchange for its Kennady Shares pursuant to the Arrangement will generally be eligible to treat the exchange as an automatic tax-deferred rollover under the provisions of section 85.1 of the Tax Act, with the result that such Resident Holder will be deemed to have disposed of its Kennady Shares for proceeds of disposition equal to the adjusted cost base of such shares immediately before the disposition, and to have acquired the Mountain Province Shares received by it pursuant to the Arrangement at a cost equal to such adjusted cost base. A Resident Holder’s cost of Mountain Province Shares received pursuant to the Arrangement will be averaged with the adjusted cost base of all other Mountain Province Shares held by such Resident Holder as capital property immediately prior to the Effective Time for purposes of determining the adjusted cost base of each Mountain Province Share held by such Resident Holder immediately after the Effective Time.

The automatic tax-deferral treatment described above in connection with a Resident Holder’s exchange of Kennady Shares for Mountain Province Shares pursuant to the Arrangement will not apply where the Resident Holder has, in its income tax return for the taxation year in which the exchange takes place, included in computing its income for the year any portion of the gain or loss otherwise determined from the disposition of such exchanged Kennady Shares. A Resident Holder that includes in income any portion of the gain or loss otherwise determined in respect of the disposition of its Kennady Shares in exchange for Mountain Province Shares pursuant to the Arrangement will be deemed to have disposed of such exchanged Kennady Shares for proceeds of disposition equal to the fair market value of the Mountain Province Shares received in exchange therefor, and to have acquired such Mountain Province Shares at a cost equal to the fair market value of such exchanged Kennady Shares.

For a description of the treatment of capital gains and capital losses, see “Principal Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in the Resident Holder’s income for the year, and one-half of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year may generally be carried back and deducted in any of the three preceding taxation years, or carried forward and deducted in any subsequent taxation year, against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of its Kennady Shares may be reduced by the amount of dividends received by it on its Kennady Shares, to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that receives and disposes of Kennady Shares, directly or indirectly, through a partnership or a trust. Such Resident Holders should consult their own tax advisors.

Resident Holders that, throughout the taxation year, are “Canadian-controlled private corporations” (as defined in the Tax Act) may be liable for an additional tax (refundable in certain circumstances) in respect of taxable capital gains realized on the disposition of their Kennady Shares.

Capital gains realized by a Resident Holder that is an individual (including certain trusts) on the disposition of Kennady Shares may increase the Resident Holder’s liability for alternative minimum tax.

Dividends on Mountain Province Shares

A Resident Holder that receives Mountain Province Shares pursuant to the Arrangement will be required to include in computing its income for a taxation year any dividends received by it or deemed to be received by it in the year on such shares.

In the case of a Resident Holder that is an individual, the amount of any such dividend will be subject to the normal dividend gross-up and tax credit rules generally applicable to dividends received from a taxable Canadian corporation, including the enhanced gross-up and dividend tax credit if such dividends are properly designated as “eligible dividends” by Mountain Province. Taxable dividends received by a Resident Holder that is an individual (including certain trusts) may increase such Resident Holder’s liability for alternative minimum tax.

In the case of a Resident Holder that is a corporation, the amount of any taxable dividend included in the Resident Holder’s income for the taxation year generally will be deductible in computing the Resident Holder’s taxable income. In certain circumstances, subsection 55(2) of the Tax Act may deem a taxable dividend received by a Resident Holder that is a corporation to be proceeds of disposition or a capital gain. A Resident Holder that is a “private corporation” (as defined in the Tax Act) or any other corporation resident in Canada controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), may be liable to pay tax (refundable in certain circumstances) under Part IV of the Tax Act on any taxable dividend to the extent such dividend is deductible in computing the Resident Holder’s taxable income for the year.

Disposition of Mountain Province Shares

On the disposition or deemed disposition by a Resident Holder of its Mountain Province Shares acquired pursuant to the Arrangement (other than a disposition to Mountain Province), the Resident Holder will generally realize a capital gain (or capital loss) equal to the amount by which the Resident Holder’s proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the aggregate of the adjusted cost base to the Resident Holder of those shares immediately before the disposition. Any such capital gain or capital loss will be treated in the same manner as described above with respect to the Kennady Shares under the heading “Principal Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

Dissenting Shareholders

The following portion of this summary applies to Resident Holders that are Dissenting Shareholders.

A Resident Holder who, as a result of the exercise of Dissent Rights, is entitled to be paid the fair market value of its Kennady Shares by Kennady will be deemed to have received a dividend equal to the amount, if any, by which the payment received exceeds the “paid-up capital” (determined for purposes of the Tax Act) attributable to such shares immediately before their surrender to Kennady pursuant to the Arrangement. The amount of any such deemed dividend will be included in calculating such Dissenting Shareholder’s income for the taxation year and will reduce the proceeds of disposition for purposes of computing the Dissenting Shareholder’s capital gain or capital loss on the disposition of its Kennady Shares. Any such capital gain or capital loss realized by a dissenting Resident Holder will be subject to the same tax treatment as described above under the heading “Principal Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

Interest, if any, awarded by the Court to a Resident Holder who is a Dissenting Shareholder will be included in the Resident Holder’s income for the purposes of the Tax Act. In addition, a Resident Holder who is a Dissenting Shareholder that, throughout the relevant taxation year, is a “Canadian-controlled private corporation” as defined in the Tax Act may be liable for an additional tax (refundable in certain circumstances) in respect of such interest.

Under the Plan of Arrangement, Kennady Shareholders who for any reason are not entitled to be paid the fair value of their Kennady Shares will be treated as if they had participated in the Arrangement on the same basis as non- dissenting Kennady Shareholders. The principal Canadian federal income tax considerations generally applicable to such Kennady Shareholders who are Resident Holders in connection with their Kennady Shares will be the same as those described above in connection with Resident Holders who do not exercise Dissent Rights.

Holders Not Resident in Canada

The following portion of this summary is generally applicable to a Holder who at all relevant times, for purposes of the Tax Act, (i) is not resident in Canada or is deemed not to be resident in Canada, (ii) does not use or hold and is not deemed to use or hold its Kennady Shares (and any Mountain Province Shares) in, or in the course of carrying on, a business in Canada, (iii) is not a person who carries on an insurance business in Canada and elsewhere, (iv) is not an “authorized foreign bank” (as defined in the Tax Act), and (v) is not a “foreign affiliate” (as defined in the Tax Act) of a person resident in Canada at the end of the Holder’s taxation year in which the Effective Time occurs (a “Non- Resident Holder”). The following portion of this summary, other than the portion under the heading “Principal Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Dissenting Shareholders”, applies to Non- Resident Holders that are not Dissenting Shareholders.

Exchange of Kennady Shares for Mountain Province Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any gain realized on the disposition of its Kennady Shares pursuant to the Arrangement unless the Kennady Shares constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

A Kennady Share will generally only be “taxable Canadian property” of a Non-Resident Holder if, at any time during the 60-month period immediately preceding the disposition of such Kennady Share, (i) the Non-Resident Holder, either alone or together with persons with whom the Non-Resident Holder did not deal at arm’s length or with any partnership in which the Non-Resident Holder or persons with whom the Non-Resident Holder did not deal at arm’s length held a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class of Kennady, and (ii) more than 50% of the fair market value of the Kennady Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” or “timber resource properties” (each as defined in the Tax Act) or an option in respect of, interests in, or civil law rights in, any such properties. A Kennady Share may be deemed to be “taxable Canadian property” in certain other circumstances. Non-Resident Holders should consult their own tax advisors as to whether their Kennady Shares constitute “taxable Canadian property”.

Even if the Kennady Shares are “taxable Canadian property” to a Non-Resident Holder, such Non-Resident Holder may be exempt from Canadian tax on the disposition of such Kennady Shares by virtue of an applicable income tax treaty or convention. Non-Resident Holders whose Kennady Shares constitute “taxable Canadian property” should consult their own tax advisors in this regard.

If the Kennady Shares are “taxable Canadian property” to a Non-Resident Holder and such Non-Resident Holder is not exempt from Canadian tax in respect of the disposition of such Kennady Shares pursuant to an applicable income tax treaty or convention, the tax consequences to such Non-Resident Holder arising on the exchange of their Kennady Shares for Mountain Province Shares pursuant to the Arrangement will be similar to those described above under the heading “Principal Canadian Federal Income Tax Considerations – Holders Resident in Canada – Exchange of Kennady Shares for Mountain Province Shares”, including eligibility for the tax-deferred rollover under section 85.1 of the Tax Act.

Dividends on Mountain Province Shares

A Non-Resident Holder that receives Mountain Province Shares pursuant to the Arrangement will be subject to Canadian withholding tax on the amount of any dividends received by it, or deemed to be received by it, on such Mountain Province Shares. Under the Tax Act, the rate of withholding is 25% of the gross amount of the dividend.

The withholding rate may be reduced pursuant to the provisions of an applicable income tax treaty or convention. Under the Canada–United States Tax Convention (1980), as amended (the “Canada–US Tax Treaty”), the withholding rate on any such dividend beneficially owned by a Non-Resident Holder that is a resident of the United States for purposes of the Canada–US Tax Treaty and fully entitled to the benefits of such treaty is generally reduced to 15%.

Non-Resident Holders who wish to claim a reduced withholding tax rate under an applicable income tax treaty or convention on any dividends paid on Mountain Province Shares received by them pursuant to the Arrangement will be required to submit a duly completed and signed copy of CRA form NR301 – “Declaration of Eligibility for Benefits Under a Tax Treaty for a Non-Resident Taxpayer” (or form NR302 or NR303, as applicable) to the Depositary. Non- Resident Holders should consult their own tax advisors to determine their entitlement to relief under any applicable income tax treaty or convention and for assistance in completing their required form, if any.

Disposition of Mountain Province Shares

A Non-Resident Holder will not be subject to Canadian tax in respect of any capital gain realized on the disposition of its Mountain Province Shares acquired pursuant to the Arrangement unless such shares constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

Subject to the immediately following paragraph, provided that the Mountain Province Shares are listed on a Designated Stock Exchange (which currently includes the TSX) at the time they are disposed of by the Non-Resident Holder, the considerations applicable to determining whether the Mountain Province Shares constitute “taxable Canadian property” of the Non-Resident Holder, and the resultant Canadian income tax consequences if such Mountain Province Shares are “taxable Canadian property”, are similar to those discussed above with respect to a Non-Resident Holder’s Kennady Shares under the heading “Principal Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Exchange of Kennady Shares for Mountain Province Shares”.

If (i) the Kennady Shares transferred by a Non-Resident Holder to Mountain Province pursuant to the Arrangement in exchange for Mountain Province Shares constitute “taxable Canadian property” of the Non-Resident Holder at the time of the exchange, such that the Canadian tax consequences applicable to the Non-Resident Holder in respect of the exchange are similar to those applicable to a Resident Holder with respect to the exchange of Kennady Shares for Mountain Province Shares pursuant to the Arrangement as discussed above under the heading “Principal Canadian Federal Income Tax Considerations – Holders Resident in Canada – Exchange of Kennady Shares for Mountain Province Shares”, including being eligible for the tax-deferred rollover under section 85.1 of the Tax Act in respect of such exchange, and (ii) the Non-Resident Holder does not elect out of the tax-deferred rollover under section 85.1 of the Tax Act in respect of such exchange, then the Mountain Province Shares received by the Non-Resident Holder pursuant to the Arrangement will be deemed to be “taxable Canadian property” of the Non-Resident Holder for a period of 60 months following the Effective Date.

If the Mountain Province Shares are not listed on a Designated Stock Exchange at the time they are disposed of by a Non-Resident Holder, such shares will constitute “taxable Canadian property” of the Non-Resident Holder if, at any time in the 60-month period immediately preceding the disposition, more than 50% of the fair market value of such shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” or “timber resource properties” (each as defined in the Tax Act), or an option in respect of, or interests in, or for civil law rights in, any such properties.

Even if the Mountain Province Shares are “taxable Canadian property” of a Non-Resident Holder, such Non-Resident Holder may be exempt from Canadian tax on any capital gain realized on the disposition of such shares by virtue of an applicable income tax treaty or convention to which Canada is a signatory. Non-Resident Holders should consult their own tax advisors in this regard. If the Mountain Province Shares constitute “taxable Canadian property” of a Non-Resident Holder and such Non-Resident Holder is not eligible for relief pursuant to an applicable income tax treaty or convention, the Non-Resident Holder will be required to include one-half of any capital gain realized on the disposition of such shares in income as a taxable capital gain.

Dissenting Shareholders

The following portion of this summary applies to Non-Resident Holders that are Dissenting Shareholders.

A Non-Resident Holder who, as a result of the exercise of Dissent Rights, is entitled to be paid the fair market value of its Kennady Shares by Kennady will be deemed to have received a dividend equal to the amount, if any, by which such payment exceeds the “paid-up capital” (determined for purposes of the Tax Act) attributable to such shares immediately before their surrender to Kennady pursuant to the Arrangement. Any such deemed dividend will be subject to non-resident withholding tax under the Tax Act at a rate of 25% of the gross amount of the dividend, unless the rate is reduced by an applicable income tax treaty or convention.

The amount of any such deemed dividend will reduce the proceeds of disposition for purposes of computing the Dissenting Shareholder’s capital gain or capital loss on the disposition of its Kennady Shares. Any such capital gain or capital loss will be subject to the same considerations and tax treatment as a capital gain or capital loss realized on the disposition of Kennady Shares pursuant to the Plan of Arrangement by a Non-Resident Holder who is not a Dissenting Shareholder, as described above under the heading “Principal Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Exchange of Kennady Shares for Mountain Province Shares”.

Interest, if any, awarded by the Court to a Non-Resident Holder who is a Dissenting Shareholder will not be subject to Canadian withholding tax.

Under the Plan of Arrangement, Kennady Shareholders who for any reason are not entitled to be paid the fair value of their Kennady Shares will be treated as if they had participated in the Arrangement on the same basis as non- dissenting Kennady Shareholders. The principal Canadian federal income tax considerations generally applicable to such Kennady Shareholders who are Non-Resident Holders in connection with their Kennady Shares will be the same as those described above in connection with Non-Resident Holders who do not exercise Dissent Rights.

Eligibility for Investment

Based on the provisions of the Tax Act in force on the date of this Circular, the Mountain Province Shares received by Kennady Shareholders pursuant to the Arrangement will be “qualified investments” under the Tax Act at a particular time for a trust governed by a registered retirement savings plan (“RRSP”), registered retirement income fund (“RRIF”), deferred profit sharing plan, registered education savings plan (“RESP”), registered disability savings plan (“RDSP”) and tax-free savings account (“TFSA”) (all as defined in the Tax Act) (collectively, “Registered Plans”), provided that, at the particular time, the Mountain Province Shares are listed on a Designated Stock Exchange (which currently includes the TSX) or Mountain Province is a “public corporation” (within the meaning of the Tax Act);

Notwithstanding that the Mountain Province Shares may be “qualified investments” under the Tax Act for Registered Plans as described above, an annuitant under a RRSP or RRIF, a holder of a RDSP or TFSA, or a subscriber of a RESP that holds Mountain Province Shares will be subject to a penalty tax if such shares or warrants are a “prohibited investment” for such RRSP, RRIF, RDSP, TFSA or RESP under the Tax Act. Mountain Province Shares will not be a “prohibited investment” for a RRSP, RRIF, RDSP, TFSA or RESP held by a particular annuitant, holder or subscriber provided the annuitant, holder or subscriber deals at arm’s length with Mountain Province for purposes of the Tax Act and does not have a “significant interest” (as defined in the Tax Act) in Mountain Province. In addition, Mountain Province Shares will generally not be a “prohibited investment” if they are “excluded property” (as defined in subsection 207.01(1) of the Tax Act).

Annuitants under a RRSP or RRIF, holders of a RDSP or TFSA, and subscribers of a RESP should consult their own tax advisors as to whether Mountain Province Shares will be a “prohibited investment”, including whether they will be “excluded property”, in their particular circumstances.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS

The following discussion summarizes certain U.S. federal income tax consequences generally applicable to U.S. Holders (as defined below) of Kennady Shares relating to the exchange of Kennady Shares for Mountain Province Shares pursuant to the Arrangement and to the ownership and disposition of Mountain Province Shares received pursuant to the Arrangement. Except as expressly provided otherwise below, this discussion applies only to U.S. Holders that hold their Kennady Shares and will hold their Mountain Province Shares received pursuant to the Arrangement as capital assets (generally, property held for investment purposes). This section does not apply to holders subject to special rules, including brokers, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, tax-exempt organizations, insurance companies, banks, thrifts and other financial institutions, persons liable for alternative minimum tax, persons that own or have owned, directly, indirectly or constructively, 10% or more (by vote or value) of Kennady’s or Mountain Province’s equity, persons that own or will own, directly, indirectly or constructively, 5% or more (by vote or value) of Mountain Province’s equity after the Arrangement, persons that hold an interest in an entity that holds Kennady Shares or Mountain Province Shares, persons that hold Kennady Shares or Mountain Province Shares as part of a hedging, integration, conversion or constructive sale transaction or a straddle, or persons whose functional currency is not the U.S. dollar.

This discussion does not purport to be a complete analysis of all of the potential U.S. federal income tax considerations that may be relevant to U.S. Holders in light of their particular circumstances. Furthermore, it does not address any aspect of non-U.S., state, local or estate or gift taxation. Each holder should consult its own tax advisor as to the U.S. federal, state, local, non-U.S. and any other tax consequences of the Arrangement and the ownership and disposition of Mountain Province Shares. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), existing and proposed U.S. Treasury regulations, published rulings and court decisions, and the Canada-United States Income Tax Convention (1980) (the “Convention”), all as in effect as of the date of this Circular, and any of which may be repealed, revoked or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below.

If a partnership or other pass-through entity holds Kennady Shares or Mountain Province Shares, the U.S. federal income tax treatment of a partner, beneficiary or other stakeholder will generally depend on the status of that person and the tax treatment of the pass-through entity. A partner, beneficiary or other stakeholder in a pass-through entity holding Kennady Shares or Mountain Province Shares should consult its own tax advisor with regard to the U.S. federal income tax treatment of the Arrangement and the ownership and disposition of Mountain Province Shares.

A “U.S. Holder” is a beneficial owner of Kennady Shares or Mountain Province Shares who, for U.S. federal income tax purposes, is a citizen or individual resident of the United States, a corporation (or other entity classified as a corporation for U.S. federal income tax purposes), that is created or organized in or under the laws of the United States, or any political subdivision thereof or therein, an estate whose income is subject to U.S. federal income tax regardless of its source, or a trust (i) if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) that validly elects to be treated as a U.S. person for U.S. federal income tax purposes.

The following discussion is for general information purposes only, does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular U.S. Holder in light of such holder’s circumstances and income tax situation, and is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder. No opinion or representation with respect to the U.S. federal income tax consequences to any such U.S. Holder is made. Each U.S. Holder is urged to consult its own tax advisor regarding the particular tax consequences to it of the transactions contemplated by the Arrangement, including the application of U.S. federal, state and local tax laws, as well as any applicable non-U.S. tax laws, to a U.S. Holder’s particular situation, and of any change in applicable tax laws.

U.S. Federal Income Tax Considerations Relating to the Arrangement

Exchange of Kennady Shares for Mountain Province Shares in the Arrangement

Tax-Free Treatment of the Arrangement

Although the matter is not free from doubt, it is anticipated that the exchange of Kennady Shares for Mountain Province Shares will qualify as a reorganization within the meaning of Section 368(a) of the Code (a “Reorganization”). Because the determination of whether the Arrangement qualifies as a Reorganization depends on the resolution of complex issues and facts, some of which will not be known until the closing of the Arrangement, there can be no assurance that the Arrangement will qualify as a Reorganization. In order for the Arrangement to qualify as a Reorganization, among other things, the consideration paid by Mountain Province to a holder of Kennady Shares must consist solely of Mountain Province Shares. Thus, qualification of the Arrangement as a Reorganization will depend, among other things, on the absence of any payment of non-qualifying consideration (e.g., cash) to holders of Kennady Shares. In the Arrangement, if Kennady Shares are purchased from holders exercising Dissent Rights with cash received either directly or indirectly from Mountain Province, it will be treated as an indirect acquisition of Kennady Shares by Mountain Province for cash and thereby prevent the Arrangement from qualifying as a Reorganization. At the time of this Circular, Kennady does not know whether there will be any holders of Kennady Shares exercising Dissent Rights. If there are holders of Kennady Shares exercising Dissent Rights, Kennady anticipates that it will have sufficient cash, independent of any cash it receives from Mountain Province, to satisfy the claims of such holders.

Subject to the discussion below regarding the application of the passive foreign investment company (“PFIC”) rules to the Arrangement, and assuming the exchange of Kennady Shares for Mountain Province Shares qualifies as a reorganization under Section 368(a) of the Code, a U.S. Holder of Kennady Shares will not recognize any gain or loss on the exchange of its shares for Mountain Province Shares. The aggregate basis of the Mountain Province Shares received in the exchange should be the same as the aggregate basis of the Kennady Shares for which they are exchanged. The holding period of Mountain Province Shares received in the exchange will include the holding period of the Kennady Shares for which they are exchanged. If a U.S. Holder holds different blocks of Kennady Shares (generally as a result of having acquired different blocks of shares at different times or at different costs), such U.S. Holder’s tax basis and holding period in its Mountain Province Shares may be determined with reference to each block of Kennady Shares for which they are exchanged. The IRS could challenge a U.S. Holder’s treatment of the Arrangement as a reorganization under Section 368(a) of the Code. If this treatment were successfully challenged, the Arrangement would be treated as a taxable transaction, with the consequences described immediately below.

Treatment if the Arrangement is a Taxable Transaction

Subject to the discussion below regarding the application of the PFIC rules to the Arrangement, if the exchange of Kennady Shares for Mountain Province Shares does not qualify as a reorganization under Section 368(a) of the Code, a U.S. Holder of Kennady Shares will recognize gain or loss on the exchange of its shares for Mountain Province Shares equal to the difference between the fair market value of the Mountain Province Shares received and the adjusted basis in the Kennady Shares surrendered. For this purpose, U.S. Holders of Kennady Shares must calculate gain or loss separately for each identified block of Kennady Shares exchanged (that is, Kennady Shares acquired at the same cost in a single transaction). The basis of each of the Mountain Province Shares received in the exchange will equal its fair market value on the date of the exchange, and the holding period for the Mountain Province Shares will begin on the day after the exchange. Any gain or loss described in this paragraph will be capital gain or loss, and will be long-term capital gain or loss if such Kennady Shares were held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Gain on the disposition of stock in a corporation treated as a PFIC with respect to a U.S. Holder is subject to special adverse U.S. federal income tax rules, discussed more fully below under the heading “U.S. Federal Income Tax Considerations Relating to the Mountain Province Shares”, unless such holder has timely made certain elections. Kennady likely may be, or may have been, classified as a PFIC.

Passive Foreign Investment Company Rules

A non-U.S. corporation is a PFIC for each tax year in which either (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) or (ii) 50% or more of the value of its assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets. For purposes of the PFIC provisions, “passive income” generally includes dividends, interest, certain royalties and rents, certain gains from the sale of stock and securities, and certain gains from commodities transactions. In determining whether or not it is a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value).

Based on the nature of Kennady’s income, assets and activities, it is likely that Kennady may be or may have been classified as a PFIC. Because the PFIC determination is made annually at the close of the taxable year in question on the basis of facts and circumstances that may be beyond Kennady’s control, and because the principles and methodology for applying the PFIC tests are not entirely clear, there can be no assurance that Kennady will not be a PFIC in the current taxable year.

Based on the nature of Mountain Province’s income, assets and activities, it is likely that Mountain Province will be classified as a PFIC in the current and future taxable years. However, because the PFIC determination is made annually at the close of the taxable year in question on the basis of facts and circumstances that may be beyond Mountain Province’s control, and because the principles and methodology for applying the PFIC tests are not entirely clear, there can be no assurance that Mountain Province will not be a PFIC in the current or subsequent taxable years.

Application of the Passive Foreign Investment Company Rules to the Arrangement

Under proposed U.S. Treasury regulations (the “Proposed PFIC Regulations”), a Non-Electing Shareholder (as defined below) does not recognize gain (beyond gain that would otherwise be recognized under the applicable non- recognition rules) on the disposition of stock in a PFIC if the disposition results from a non-recognition transfer in which the stock of the PFIC is exchanged solely for stock of another corporation that qualifies as a PFIC for its taxable year that includes the day after the non-recognition transfer. If finalized in their current form, the Proposed PFIC Regulations would be effective for transactions occurring on or after April 11, 1992, including the Arrangement.

If Mountain Province and Kennady are both classified as PFICs, as is likely, under the Proposed PFIC Regulations, a Non-Electing Shareholder would not recognize gain (beyond gain that would otherwise be recognized under the applicable non-recognition rules) on the exchange of Kennady Shares. However, the proposed U.S. Treasury regulations have not been adopted in final form and there is no assurance they will be adopted in final form and with the effective date proposed. It is uncertain whether the IRS would consider the proposed U.S. Treasury regulations to be effective for purposes of determining the U.S. federal income tax treatment of the Arrangement.

If Kennady were treated as a PFIC with respect to a U.S. Holder but either (i) Mountain Province were not treated as PFIC for the current taxable year, and if the Proposed PFIC Regulations were finalized in their current form and made applicable to the Arrangement (even if such finalization occurs after completion of the Arrangement) or (ii) the Arrangement was otherwise treated as a taxable transaction, then the exchange of Kennady Shares for Mountain Province Shares would be a fully taxable transaction for such U.S. Holder. Any gain realized would be subject to the rules described below under the heading “U.S. Federal Income Tax Considerations Relating to the Mountain Province Shares--PFIC Rules Related to the Ownership and Disposition of Mountain Province Shares.”

The PFIC rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of U.S. Treasury regulations which in many instances have not been promulgated and which, when promulgated, may have retroactive effect. U.S. Holders should consult their own tax advisors about the potential applicability of the PFIC rules to the Arrangement, including the application of any information reporting requirements related to the ownership and disposition of shares of a PFIC.

U.S. Holders Exercising Dissent Rights Pursuant to the Arrangement

A U.S. Holder of the Kennady Shares that exercises Dissent Rights in the Arrangement and is paid cash in exchange for all of its Kennady Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (a) amount of cash received pursuant to the Arrangement and (b) the U.S. Holder’s adjusted tax basis in such Kennady Shares. Such gain or loss would be long-term capital gain or loss if the U.S. Holder’s holding period for such Kennady Shares was more than one year at the time of the exchange. Preferential tax rates for long-term capital gains are generally applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains applicable to a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations. Notwithstanding the foregoing, if Kennady has been a PFIC at any time during which a U.S. Holder has held the Shares, which is likely, such gain, if any, will be taxable in the manner described above under “U.S. Federal Income Tax Considerations Relating to the Mountain Province Shares.”

U.S. Federal Income Tax Considerations Relating to the Mountain Province Shares

PFIC Rules Related to the Ownership and Disposition of Mountain Province Shares

Assuming Mountain Province were classified as a PFIC, a U.S. Holder who does not make a QEF election or a Mark- to-Market Election, as discussed below, would be required to report any gain on the disposition of any Mountain Province Shares as ordinary income, rather than as capital gain, and to compute the tax liability on the gain and any “Excess Distribution” (as defined below) received in respect of the Mountain Province Shares as if such items had been earned ratably over each day in the U.S. Holder’s holding period (or a portion thereof) for the Mountain Province Shares. The amounts allocated to the taxable year of disposition and to years before Mountain Province became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to the allocated amount. An “Excess Distribution” is the amount by which distributions received by a U.S. Holder during a taxable year in respect of its Mountain Province Shares exceed 125% of the average amount of distributions in respect thereof received during the three preceding taxable years (or, if shorter, the U.S. Holder’s holding period for the Mountain Province Shares). For purposes of these rules, gifts, exchanges pursuant to corporate reorganizations and use of the Mountain Province Shares as security for a loan may be treated as a taxable disposition of the Mountain Province Shares.

Certain additional adverse tax rules will apply to a U.S. Holder for any taxable year in which Mountain Province is treated as a PFIC with respect to such U.S. Holder and any of Mountain Province’s subsidiaries is also treated as a PFIC (a “Subsidiary PFIC”). In such a case, the U.S. Holder will generally be deemed to own its proportionate interest (by value) in any Subsidiary PFIC and be subject to the PFIC rules described above with respect to the Subsidiary PFIC regardless of such U.S. Holder’s percentage ownership in Mountain Province.

The tax consequences described above may be mitigated if a U.S. Holder of Mountain Province Shares makes a timely “qualified electing fund” election (a “QEF election”) with respect to its interest in the PFIC provided Mountain Province provides the necessary information regarding its ordinary earnings and net capital gain. Consequently, if Mountain Province is classified as a PFIC, it would likely be advantageous for a U.S. Holder to elect to treat Mountain Province as a “qualified electing fund” (a “QEF”) with respect to such U.S. Holder in the first year in which it holds Mountain Province Shares. If a U.S. Holder makes a timely QEF election with respect to Mountain Province, the electing U.S. Holder would be required in each taxable year that Mountain Province is considered a PFIC to include in gross income (i) as ordinary income, the U.S. Holder’s pro rata share of the ordinary earnings of Mountain Province and (ii) as capital gain, the U.S. Holder’s pro rata share of the net capital gain (if any) of Mountain Province, whether or not the ordinary earnings or net capital gain are distributed. An electing U.S. Holder’s basis in Mountain Province Shares will be increased to reflect the amount of any taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the Mountain Province Shares and will not be taxed again as distributions to the U.S. Holder. Each U.S. Holder is urged to consult its own tax advisor regarding the availability of, and procedure for making, a QEF election. A U.S. Holder that does not make a timely QEF election is referred to in this summary as a “Non-Electing Shareholder.”

A QEF election made with respect to Mountain Province will not apply to any Subsidiary PFIC; a QEF election must be made separately for each Subsidiary PFIC (in which case the treatment described above would apply to such

Subsidiary PFIC). If a U.S. Holder makes a timely QEF election with respect to a Subsidiary PFIC, it would be required in each taxable year to include in gross income its pro rata share of the ordinary earnings and net capital gain of such Subsidiary PFIC, but may not receive a distribution of such income. Such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge (which would not be deductible for U.S. federal income tax purposes if the U.S. Holder were an individual).

The U.S. federal income tax on any gain from the disposition of Mountain Province Shares or from the receipt of Excess Distributions may be greater than the tax would be if a timely QEF election is made. U.S. Holders are urged to consult their own tax advisors regarding the advisability and availability of making a QEF election with respect to Mountain Province and any Subsidiary PFIC.

Alternatively, a U.S. Holder of Mountain Province Shares is not subject to the excess distribution regime if the U.S. Holder has made a timely and effective election to mark the Mountain Province Shares to market, provided the Mountain Province Shares are treated as regularly traded on a qualified exchange or other market within the meaning of the applicable U.S. Treasury regulations (a “Mark-to-Market Election”). In the case of any U.S. Holder that has timely made an effective Mark-to-Market Election, gain realized by such holder from the sale of Mountain Province Shares generally would be taxed at ordinary income tax rates. A U.S. Holder makes the Mark-to-Market Election by filing IRS Form 8621 with its tax return.

In addition to the rules described above, in any year in which Mountain Province is a PFIC, a U.S. Holder may be required to file an annual report on IRS Form 8621 containing such information as U.S. Treasury regulations and/or other IRS guidance may require. U.S. Holders are urged to consult their own tax advisors regarding the tax consequences which would arise if Mountain Province were treated as a PFIC for any taxable year.

The Mountain Province Shares – Distributions on the Mountain Province Shares

Subject to the PFIC rules discussed above, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Mountain Province Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of Mountain Province, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of Mountain Province, such distribution will generally be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Mountain Province Shares (causing a reduction in the adjusted basis of the Mountain Province Shares, thereby increasing the amount of gain or decreasing the amount of loss that a U.S. Holder would recognize on a subsequent disposition of Mountain Province Shares) and thereafter as a capital gain from the sale or exchange of such Mountain Province Shares (see “The Mountain Province Shares – Sale, Exchange or Other Taxable Disposition of Mountain Province Shares” below). However, Mountain Province may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by Mountain Province with respect to the Mountain Province Shares will constitute ordinary dividend income. Dividends received on Mountain Province Shares generally will not constitute dividend income eligible for the “dividends received deduction”.

If Mountain Province is eligible for the benefits of the Convention or the Mountain Province Shares are readily tradable on a U.S. securities market, dividends paid by Mountain Province to non-corporate U.S. Holders, including individuals, generally will be eligible for preferential tax rates, provided certain holding period requirements are met and certain other conditions are satisfied, including that Mountain Province not be classified as a PFIC in the tax year of distribution or in the preceding tax year.

If a U.S. Holder is not eligible for the preferential tax rates discussed above, or the PFIC rules apply, a dividend paid by Mountain Province to a U.S. Holder generally will be taxed at ordinary income tax rates. The dividend rules are complex, and each U.S. Holder is urged to consult its own tax advisor regarding the application of such rules.

The amount of any dividend paid in Canadian dollars (including amounts withheld to pay Canadian withholding taxes) will equal the U.S. dollar value of the Canadian dollars calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by the U.S. Holder, regardless of whether the Canadian dollars are converted into U.S. dollars. A U.S. Holder will have a tax basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder may recognize foreign currency gain or loss on a subsequent conversion or other disposition of the Canadian dollars. Such gain or loss will be treated as U.S. source ordinary income or loss.

A U.S. Holder may be entitled to deduct or credit Canadian withholding tax imposed on dividends paid to a U.S. Holder, subject to applicable limitations in the Code. For purposes of calculating a U.S. Holder’s foreign tax credit, dividends received by such U.S. Holder with respect to the equity of a foreign corporation generally constitute foreign source income. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

The Mountain Province Shares – Sale, Exchange or Other Taxable Disposition of the Mountain Province Shares

A U.S. Holder will recognize gain or loss on the sale, exchange or other taxable disposition of the Mountain Province Shares in an amount equal to the difference between the amount realized for the Mountain Province Shares and the U.S. Holder’s adjusted tax basis in such Mountain Province Shares. Subject to the PFIC rules discussed above, the gain or loss will generally be a capital gain or loss. Capital gains of non-corporate U.S. Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to significant limitations. Any capital gain or loss recognized by a U.S. Holder generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes, although special rules apply to U.S. Holders who have a fixed place of business outside the United States to which the gain is attributable.

Additional Tax on Net Investment Income

Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,’’ which may include all or a portion of their income arising from a distribution with respect to the Mountain Province Shares and net gain from the sale, exchange or other disposition of the Mountain Province Shares. Each U.S. Holder is urged to consult its own tax advisor regarding the application of this tax.

Information Reporting, Backup Withholding and Other Reporting Requirements

U.S. Holders of the Mountain Province Shares who receive cash proceeds upon the disposition of the Mountain Province Shares may be subject to information reporting and may be subject to backup withholding (at a 24% rate) on any cash payments received in exchange for the Mountain Province Shares.

Backup withholding generally will not apply, however, to a U.S. Holder who: furnishes a correct taxpayer identification number and certifies that he, she or it is not subject to backup withholding on IRS Form W-9 (or substitute form), or is otherwise exempt from backup withholding.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder under the backup withholding rules may be credited against the holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information. Each U.S. Holder is urged to consult its own tax advisor regarding the information reporting and backup withholding rules in their particular circumstances and the availability of and procedures for obtaining an exemption from backup withholding.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder is urged to consult its own tax advisor regarding applicable reporting requirements and the information reporting and backup withholding rules.

The foregoing discussion of certain U.S. federal income tax considerations is for general information only and is not intended to constitute a complete analysis of all tax consequences arising from the receipt of cash pursuant to the

Arrangement. U.S. Holders are urged to consult their own tax advisors concerning the tax consequences applicable to their particular situations.

NOTICE TO NON-CANADIAN KENNADY SHAREHOLDERS

It is strongly recommended that all Kennady Shareholders who are not Resident Holders consult their own legal and tax advisors with respect to the income tax consequences applicable in their place of residency in connection with the disposition of their Kennady Shares or, following completion of the Arrangement, their Mountain Province Shares.

INTERESTS OF DIRECTORS AND OFFICERS OF MOUNTAIN PROVINCE IN THE ARRANGEMENT

Except as otherwise disclosed in this Circular, Mountain Province is not aware of any director or officer of Mountain Province having any interest in the Arrangement.

Kennady Shares

As of January 28, 2018, the directors and executive officers of Mountain Province (excluding former directors and officers of Mountain Province) beneficially owned, or exercised control or direction, directly or indirectly, over 599,195 Kennady Shares representing in the aggregate approximately 1.2% of all of the issued and outstanding Kennady Shares at that time. All of the Kennady Shares held by such directors and executive officers of Mountain Province will be treated in the same fashion under the Arrangement as Kennady Shares held by all other Kennady Shareholders.

The chart below sets out for each director and executive officer of Mountain Province the number of Kennady Shares, beneficially owned, directly or indirectly, by such director and executive officer and the number of Mountain Province Shares to be received by each director and executive officer under the Arrangement.

Name and Last Position Held	Number of Kennady Shares	% of Kennady Shares(12)	Number of Mountain Province Shares to be issued	% of Mountain Province Shares(13)
Jonathan Comerford(1) Chair and Director	23,455	<0.1%	22,869	<0.1%
David Whittle(2) Director, Interim President and Chief Executive Officer	70,120	0.1%	68,367	<0.1%
Perry Ing(3) Vice-President Finance and Chief Executive Officer	Nil	0.0%	Nil	0.0%
Reid Mackie(4) Vice-President Diamond Marketing	Nil	0.0%	Nil	0.0%
Bruce Dresner(5) Director	500,120	0.9%	487,617	0.3%
Peeyush Varshney(6) Director	Nil	0.0%	Nil	0.0%

Name and Last Position Held	Number of Kennady Shares	% of Kennady Shares(12)	Number of Mountain Province Shares to be issued	% of Mountain Province Shares(13)
Karen Goracke(7) Director	Nil	0.0%	Nil	0.0%
Carl Verley(8) Director	5,500	<0.1%	5,362	<0.1%
Patrick Evans(9) Former Director, President and Chief Executive Officer	387,424(10)	0.7%	377,738	0.2%
Bruce Ramsden(11) Former VP Finance, Chief Financial Officer and Corporate Secretary	Nil	0.0%	Nil	0.0%

Notes:

(1)	Mr. Comerford currently holds 145,204 Mountain Province Shares, 525,000 Mountain Province Options and 55,000 Mountain Province RSUs.
(2)	Mr. Whittle currently holds 164,106 Mountain Province Shares, 350,000 Mountain Province Options and 80,000 Mountain Province RSUs.
(3)	Mr. Ing currently holds nil Mountain Province Shares, 200,000 Mountain Province Options and 30,000 Mountain Province RSUs.
(4)	Mr. Mackie currently holds 30,000 Mountain Province Shares, 200,000 Mountain Province Options and 55,000 Mountain Province RSUs.
(5)	Mr. Dresner currently holds 381,111 Mountain Province Shares, 400,000 Mountain Province Options and 55,000 Mountain Province RSUs.
(6)	Mr. Varshney currently holds 97,022 Mountain Province Shares, 350,000 Mountain Province Options and 55,000 Mountain Province RSUs.
(7)	Ms. Goracke currently holds nil Mountain Province Shares, 200,000 Mountain Province Options and 55,000 Mountain Province RSUs.
(8)	Mr. Verley currently holds 295,335 Mountain Province Shares, 350,000 Mountain Province Options and 46,665 Mountain Province RSUs.
(9)	On June 8, 2017, Mountain Province announced that Mr. Evans had ceased his role as president and chief executive officer of Mountain Province. On July 20, 2017, Mountain Province announced that Mr. Evans had resigned as a director of Mountain Province. As of the date Mr. Evans ceased to be an insider of Mountain Province, Mr. Evans held 1,467,194 Mountain Province Shares. The information as to Mountain Province Shares beneficially owned, controlled or directed by Patrick Evans, not being within the knowledge of Mountain Province, has been obtained by Mountain Province from publicly-disclosed information. Mr. Evans’ current holdings of Mountain Province Shares are not within the knowledge of Mountain Province.

(10)	Mr. Evans resigned his role as director and chief executive officer of Kennady on April 30, 2016. The information as to Kennady Shares beneficially owned, controlled or directed by Mr. Evans, not being within the knowledge of Mountain Province, has been obtained by Mountain Province from publicly-disclosed information and is presented as of the date Mr. Evans ceased to be an insider of Kennady. Mr. Evans’ current holdings of Kennady Shares are not within the knowledge of Mountain Province.
(11)	Mr. Ramsden resigned his role as VP Finance, Chief Financial Officer and Corporate Secretary of Mountain Province effective January 31, 2017. Mr. Ramsden currently holds nil Mountain Province Shares.
(12)	Based on the number of issued and outstanding Kennady Shares as of the Kennady Record Date, being 52,912,599.
(13)	Based on the number of issued and outstanding Mountain Province Shares as of the Mountain Province Record Date, being 160,253,501.

Kennady Options and Kennady RSUs

As of January 28, 2018, the directors and executive officers of Mountain Province owned an aggregate of 250,000 Kennady Options granted pursuant to the Kennady Long Term Equity Incentive Plan, representing, in the aggregate, approximately 22.5% of all outstanding Kennady Options. All 250,000 of the above noted Kennady Options were held by Mr. Comerford. All outstanding “in-the-money” Kennady Options will be cashed out in accordance with the terms and conditions of the Kennady Long Term Equity Incentive Plan and all such outstanding Kennady Options will be treated in the same fashion.

As of January 28, 2018, the directors and executive officers of Mountain Province owned an aggregate of 33,333 Kennady RSUs granted pursuant to the Kennady Long Term Equity Incentive Plan, representing, in the aggregate, approximately 21.8% of all outstanding Kennady RSUs. All 33,333 of the above noted Kennady RSUs were held by

Mr. Comerford. All outstanding RSUs will be redeemed in accordance with the terms and conditions of the Kennady Long Term Equity Incentive Plan and all such outstanding Kennady RSUs will be treated in the same fashion.

The Kennady Long Term Equity Incentive Plan provides that in the event of a CoC of Kennady, all vesting and exercise criteria of the Kennady Options and Kennady RSUs shall be deemed to have been satisfied and each participant shall be entitled to receive, in full settlement, a cash payment equal to (a) in the case of a Kennady RSU, the Special Value (as defined below), and (b) in the case of a Kennady Option, the difference between the Special Value and the option price in respect of such Kennady Option.

The term Special Value means (i) if any Kennady Shares are sold as part of the transaction constituting the CoC, the weighted average of the prices paid for such shares by the acquirer, provided that if any portion of the consideration is paid in property other than cash, then the Kennady Board shall determine the fair market value of such property as of the date of the CoC for purposes of determining the Special Value; and (ii) if no Kennady Shares are sold, the market price of a Kennady Share on the day immediately preceding the date of the CoC. As the Kennady Shareholders are receiving the Arrangement Consideration and no cash consideration, the Kennady Board will determine the fair market value of the Arrangement Consideration the day immediately preceding the Effective Date for purposes of determining the Special Value.

INTERESTS OF DIRECTORS AND OFFICERS OF KENNADY IN THE ARRANGEMENT

In considering the recommendation of the Kennady Board, Kennady Shareholders should be aware that members of the Kennady Board and the executive officers of Kennady have interests in the Arrangement or may receive benefits that may differ from, or be in addition to, the interests of Kennady Shareholders generally. These interests and benefits are described below.

Except as otherwise disclosed in this Circular, all benefits received, or to be received, by directors or executive officers of Kennady as a result of the Arrangement are, and will be, solely in connection with their services as directors or employees of Kennady. No benefit has been, or will be, conferred for the purpose of increasing the value of consideration payable to any such person for Kennady Shares, nor is it, or will it be, conditional on the person supporting the Arrangement.

Kennady Shares

As of January 28, 2018, the directors and executive officers of Kennady beneficially owned, or exercised control or direction, directly or indirectly, over, 74,555 Kennady Shares representing in the aggregate approximately 0.1% of all issued and outstanding Kennady Shares at that time. All of the Kennady Shares held by such directors and executive officers of Kennady will be treated in the same fashion under the Arrangement as Kennady Shares held by all other Kennady Shareholders.

The chart below sets out for each director and executive officer of Kennady the number of Kennady Shares, beneficially owned, directly or indirectly, by such director and executive officer and the number of Mountain Province Shares to be received by each director and executive officer under the Arrangement.

Name and Last Position Held	Number of Kennady Shares	% of Kennady Shares(3)	Number of Mountain Province Shares to be issued	% of Mountain Province Shares(4)
Rory O. Moore President, Chief Executive Officer and Director	25,500	0.1%	24,862	<0.1%
Jonathan Comerford(1) Director	23,455	<0.1%	22,869	<0.1%
Tom McCandless Director	200	<0.1%	195	<0.1%
Claudia Tornquist Director	10,000	<0.1%	9,750	<0.1%
Robert Brian Parsons(2) Director	15,400	<0.1%	15,015	<0.1%
Bruce Ramsden Vice President, Finance, Chief Financial Officer and Corporate Secretary	Nil	0.0%	Nil	0.0%

Notes:

(1)	Mr. Comerford currently holds 145,204 Mountain Province Shares.
(2)	Mr. Parsons currently holds 11,000 Mountain Province Shares.
(3)	Based on the number of issued and outstanding Kennady Shares as of the Kennady Record Date, being 52,912,599.
(4)	Based on the number of issued and outstanding Mountain Province Shares as of the Mountain Province Record Date, being 160,253,501.

Kennady Options and Kennady RSUs

As of January 28, 2018, the directors and executive officers of Kennady owned an aggregate of 935,000 Kennady Options granted pursuant to the Kennady Long Term Equity Incentive Plan, representing, in the aggregate, approximately 87% of all outstanding Kennady Options. All outstanding “in-the-money” Kennady Options will be cashed out in accordance with the terms and conditions of the Kennady Long Term Equity Incentive Plan and all such outstanding Kennady Options will be treated in the same fashion.

As of January 28, 2018, the directors and executive officers of Kennady owned an aggregate of 141,666 Kennady RSUs granted pursuant to the Kennady Long Term Equity Incentive Plan, representing, in the aggregate, approximately 93% of all outstanding Kennady RSUs. All outstanding Kennady RSUs will be redeemed in accordance with the terms and conditions of the Kennady Long Term Equity Incentive Plan and all such outstanding Kennady RSUs will be treated in the same fashion.

The Kennady Long Term Equity Incentive Plan provides that in the event of a CoC of Kennady, all vesting and exercise criteria of the Kennady Options and Kennady RSUs shall be deemed to have been satisfied and each participant shall be entitled to receive, in full settlement, a cash payment equal to (a) in the case of a Kennady RSU, the Special Value (as defined below), and (b) in the case of a Kennady Option, the difference between the Special Value and the option price in respect of such Kennady Option.

The term Special Value means (i) if any Kennady Shares are sold as part of the transaction constituting the CoC, the weighted average of the prices paid for such shares by the acquirer, provided that if any portion of the consideration is paid in property other than cash, then the Kennady Board shall determine the fair market value of such property as of the date of the CoC for purposes of determining the Special Value; and (ii) if no Kennady Shares are sold, the market price of a Kennady Share on the day immediately preceding the date of the CoC. As the Kennady Shareholders are receiving the Arrangement Consideration and no cash consideration, the Kennady Board will determine the fair market value of the Arrangement Consideration the day immediately preceding the Effective Date for purposes of determining the Special Value.

Benefits of Directors and Executive Officers of Kennady

All benefits received, or to be received, by directors or executive officers of Kennady as a result of the Arrangement are, and will be, solely in connection with their services as directors or employees of Kennady or as securityholders. No benefit has been, or will be, conferred for the purpose of increasing the value of consideration payable to any such person for Kennady Shares, nor is it, or will it be, conditional on the person supporting the Arrangement.

Kennady has employment agreements (and a consulting agreement in the case of Mr. Bruce Ramsden) with certain of its executive officers as set out below. Such agreements provide for payments upon termination or resignation of the employment of such officers following a “change of control” of Kennady. The employment agreement with Dr. Rory O. Moore provides that as a result of a change of control of Kennady, Dr. Moore is entitled to receive two years of base salary and benefits (benefits do not include vacation pay or discretionary cash bonuses payable pursuant to Dr. Moore’s employment agreement). The consulting agreement with a corporation controlled by Bruce Ramsden, for the provision of the services of Mr. Ramsden as VP Finance, Chief Financial Officer and Corporate Secretary, provides that as a result of a change of control of Kennady, Mr. Ramsden is entitled to receive one year of fees and benefits.

Completion of the Arrangement will constitute a “change of control” of Kennady under the respective agreements. Pursuant to the terms of the respective agreements, as of March 31, 2018 the estimated payments would be as follows:

Officer	Position	Entitlement (before statutory withholding taxes)
Rory O. Moore	President and Chief Executive Officer	$619,200
Bruce Ramsden	Vice President, Finance, Chief Financial Officer and Corporate Secretary	$104,850
Total		$724,050

Continuing Insurance Coverage for Directors and Executive Officers of Kennady

Prior to the Effective Date, Kennady will purchase customary “tail” or “run-off” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by Kennady which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date. Upon the completion of the Arrangement, Mountain Province will, or will cause Kennady to maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date; provided, that Mountain Province shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided, further, that the cost of such policy shall not exceed 200% of Kennady’s current annual aggregate premium for policies currently maintained by Kennady.

In addition, from and after the Effective Time, Mountain Province will, or will cause Kennady to, indemnify and hold harmless, all past and present directors, officers and employees of Kennady to the greatest extent such persons are indemnified by Kennady as of the date of the Arrangement Agreement pursuant to the articles and by-laws of Kennady and any indemnity agreements between Kennady and such individuals in existence as of the date of the Arrangement Agreement, for acts or omissions occurring on or prior to the Effective Time.

THE KENNADY PRIVATE PLACEMENT

On January 28, 2018, concurrently with the Arrangement Agreement, Kennady entered into an agreement with Mountain Province pursuant to which Mountain Province will provide financing to Kennady of up to $10,000,000 via an equity private placement (the “Kennady Private Placement”) of 4,000,000 Kennady Shares at $2.50 per Kennady Share in four equal tranches (the “Tranches”) designed to coincide with Kennady’s budget for the current work program. The Tranches are as follows:

•	1,000,000 Kennady Shares on or about February 2, 2018 for a purchase price of $2,500,000;

•	1,000,000 Kennady Shares on or about February 28, 2018 for a purchase price of $2,500,000;

•	1,000,000 Kennady Shares on or about March 30, 2018 for a purchase price of $2,500,000; and

•	1,000,000 Kennady Shares on or about April 15, 2018 for a purchase price of $2,500,000.

The Kennady Private Placement was announced on January 29, 2018, concurrently with the announcement of the entering into of the Arrangement Agreement.

Pursuant to MI 61-101, the Kennady Private Placement constitutes a “related party transaction” for Kennady, as Mountain Province is a “related party” (as defined in MI 61-101) of Kennady by virtue of the Significant Shareholder being a “control person” (as defined in Section 1(1) of the Securities Act) of Kennady and Mountain Province. Kennady is exempt from the “formal valuation” and “minority approval” requirements of MI 61-101 because the fair market value of the Kennady Private Placement is not more than 25% of the market capitalization of Kennady.

Pursuant to MI 61-101, the Kennady Private Placement constitutes a “related party transaction” for Mountain Province, as Kennady is a “related party” (as defined in MI 61-101) of Mountain Province by virtue of the Significant Shareholder being a “control person” (as defined in Section 1(1) of the Securities Act) of Mountain Province and Kennady. Mountain Province is exempt from the “formal valuation” and “minority approval” requirements of MI 61- 101 because the fair market value of the Kennady Private Placement is not more than 25% of the market capitalization of Mountain Province.

The completion of the Kennady Private Placement is not conditional upon the completion of the Arrangement.

All securities issued pursuant to the Kennady Private Placement are, pursuant to applicable securities laws in Canada, subject to a hold period that will expire four months and one day from the closing date of the respective Tranche in which the security was issued. The Kennady Private Placement is subject to receipt of regulatory approvals, including the final approval of the TSXV, as well as the satisfaction of customary closing conditions. Kennady intends to use the proceeds from the Kennady Private Placement to fund its current work program.

This Circular does not constitute an offer to sell or the solicitation of an offer to purchase Kennady Shares pursuant to the Kennady Private Placement in any jurisdictions, including the United States.

RISK FACTORS

The following risk factors, which relate to the Arrangement and the Combined Company, should be considered by Kennady Shareholders in evaluating whether to approve the Arrangement Resolution and by the Mountain Province Shareholders in evaluating whether to approve the Share Issuance Resolution. These risk factors should be considered in conjunction with the risks described in Schedule “J” – “Information Concerning Mountain Province”, Schedule “K” – “Information Concerning Kennady”, and Schedule “N” – “Information Concerning the Combined Company” to this

Circular, as well as the risks described in the Mountain Province AIF and in Kennady’s filings with the Securities Authorities, which are available on SEDAR under Mountain Province’s and Kennady’s issuer profiles, respectively, at www.sedar.com, together with all other information contained in, or incorporated by reference into, this Circular.

Risk Factors Relating to the Arrangement

Because the market price of the Mountain Province Shares and the Kennady Shares will fluctuate and the Exchange Ratio for the Arrangement Consideration is fixed, Kennady Shareholders cannot be certain of the market value of the Mountain Province Shares they will receive for their Kennady Shares under the Arrangement.

The Exchange Ratio for the Arrangement Consideration is fixed and will not increase or decrease due to fluctuations in the market price of Mountain Province Shares or Kennady Shares. The market price of Mountain Province Shares or Kennady Shares could each fluctuate significantly prior to the Effective Date in response to various factors and events, including, without limitation, the differences between Mountain Province’s and Kennady’s actual financial or operating results and those expected by investors and analysts, changes in analysts’ projections or recommendations, changes in general economic or market conditions, and broad market fluctuations. As a result of such fluctuations, historical market prices are not indicative of future market prices or the market value of the Mountain Province Shares that Kennady Shareholders may receive on the Effective Date. There can be no assurance that the market value of any Mountain Province Shares, and thus the Arrangement Consideration, that the holders of Kennady Shares may receive on the Effective Date will equal or exceed the market value of the Kennady Shares held by such Kennady Shareholders prior to the Effective Date. There can also be no assurance that the trading price of the Mountain Province Shares will not decline following the completion of the Arrangement.

There can be no certainty that all conditions precedent to the Arrangement will be satisfied or waived. Failure to complete the Arrangement could negatively impact the market price of Mountain Province Shares and Kennady Shares.

The Arrangement is subject to certain conditions that may be outside the control of the Parties, including, without limitation, the approval of the Share Issuance Resolution, the approval of the Arrangement Resolution and the receipt of the Final Order. There can be no certainty, nor can either party provide any assurance, that these conditions will be satisfied or waived, or, if satisfied or waived, when they will be satisfied or waived. If the Arrangement is not completed, the market price of Mountain Province Shares and Kennady Shares may decline to the extent that the market price reflects a market assumption that the Arrangement will be completed. If the Arrangement is not completed and the Mountain Province Board or the Kennady Board, as the case may be, decides to seek another merger or business combination, there can be no assurance that Kennady will be able to find a party willing to pay an equivalent or more attractive price than the Arrangement Consideration payable pursuant to the Arrangement, or that Mountain Province will be able to undertake a business combination on equivalent or more attractive terms than those under the Arrangement Agreement.

There can be no assurance that the TSX, the TSXV and the Nasdaq will accept the Arrangement.

Completion of the Arrangement is subject to the acceptance of the TSX. If such acceptance of the TSX is not obtained, there can be no guarantee of the successful completion of the Arrangement since the acceptance of the TSX, subject to standard listing conditions, is a condition of closing the Arrangement. Completion of the Arrangement is also subject to the acceptance of the TSXV. If such acceptance of the TSXV is not obtained, there can be no guarantee of the successful completion of the Arrangement since the acceptance of the TSXV, subject to standard listing conditions, is a condition of closing the Arrangement. Completion of the Arrangement is further subject to the acceptance of the Nasdaq. If such acceptance of the Nasdaq is not obtained, there can be no guarantee of the successful completion of the Arrangement since the acceptance of the Nasdaq, subject to standard listing conditions, is a condition of closing the Arrangement.

The Arrangement Agreement may be terminated by Mountain Province or Kennady in certain circumstances.

Each of Mountain Province and Kennady has the right to terminate the Arrangement Agreement and not complete the Arrangement in certain circumstances. There is no certainty, nor can either Party provide any assurance, that the

Arrangement Agreement will not be terminated by either Mountain Province or Kennady, as the case may be, before the completion of the Arrangement. See “The Arrangement Agreement — Termination”.

In addition, completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of Kennady and/or Mountain Province. There is no certainty, nor can either Party provide any assurance, that these conditions will be satisfied or waived.

The Termination Fee provided under the Arrangement Agreement may discourage other parties from proposing a significant business transaction with Mountain Province or Kennady.

Under the Arrangement Agreement, Mountain Province is required to pay a Termination Fee of $6,000,000 to Kennady in the event the Arrangement Agreement is terminated in certain circumstances. Similarly, under the Arrangement Agreement, Kennady is required to pay a Termination Fee of $6,000,000 to Mountain Province in the event the Arrangement Agreement is terminated in certain circumstances. These termination payments may discourage other parties from attempting to propose a significant business transaction to Mountain Province or Kennady, as the case may be, even if a different transaction could provide better value than the Arrangement to the Mountain Province Shareholders or the Kennady Shareholders, as the case may be.

Potential payments to Kennady Shareholders who exercise Dissent Rights could have an adverse effect on the Combined Company’s financial condition or prevent the completion of the Arrangement.

Kennady Shareholders have the right to exercise Dissent Rights and demand payment equal to the fair value of their Kennady Shares in cash. If Dissent Rights are exercised in respect of a significant number of Kennady Shares, a substantial cash payment may be required to be made to such Kennady Shareholders, which could have an adverse effect on the Combined Company’s financial condition and cash resources. Further, Mountain Province’s obligation to complete the Arrangement is conditional upon Kennady Shareholders holding no more than 5% of the outstanding Kennady Shares having exercised Dissent Rights. Accordingly, the Arrangement may not be completed if Kennady Shareholders exercise Dissent Rights in respect of more than 5% of the outstanding Kennady Shares.

The unaudited pro forma condensed consolidated financial statements of Mountain Province are presented for illustrative purposes only and may not be an indication of the Combined Company’s financial condition or results of operations following the Arrangement.

The unaudited pro forma condensed consolidated financial statements contained in this Circular are presented for illustrative purposes only as of their respective dates and may not be an indication of the financial condition or results of operations of the Combined Company following the Arrangement for several reasons. For example, the unaudited pro forma condensed consolidated financial statements have been derived from the respective historical financial statements of Mountain Province and Kennady, and certain adjustments and assumptions made as of the dates indicated therein and have been made to give effect to the Arrangement and the other respective relevant transactions. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with complete accuracy. See “Cautionary Statement Regarding Forward-Looking Statements”.

Other than publicly-available information, Kennady has relied on information made available by Mountain Province.

Other than publicly-available information, all historical information relating to Mountain Province presented in this Circular has been provided in exclusive reliance on the information made available by Mountain Province and their respective representatives. Although Kennady has no reason to doubt the accuracy or completeness of the information provided herein by Mountain Province, any inaccuracy or omission in such information contained in this Circular could result in unanticipated liabilities or expenses, increase the cost of integrating the Combined Company or adversely affect the operational plans of the Combined Company and its result of operations and financial condition.

Other than publicly-available information, Mountain Province has relied on information made available by Kennady.

Other than publicly-available information, all historical information relating to Kennady presented in this Circular has been provided in exclusive reliance on the information made available by Kennady and their respective representatives. Although Mountain Province has no reason to doubt the accuracy or completeness of the information provided herein by Kennady, any inaccuracy or omission in such information contained in this Circular could result in unanticipated liabilities or expenses, increase the cost of integrating the Combined Company or adversely affect the operational plans of the Combined Company and its result of operations and financial condition.

Risk Factors Related to the Combined Company

Mountain Province may be unable to successfully integrate the businesses of Mountain Province and Kennady and realize the anticipated benefits of the Arrangement.

Mountain Province and Kennady are proposing to complete the Arrangement to strengthen the position of each entity in the diamond mining, exploration and marketing industry and, among other things, combine the assets of both companies to realize certain benefits, including those set forth in this Circular under the headings “The Arrangement – Reasons for the Mountain Province and Mountain Province Special Committee Recommendations” and “The Arrangement – Reasons for the Kennady Board and Kennady Special Committee Recommendations”. Achieving the benefits of the Arrangement depends in part on the ability of the Combined Company to (i) effectively fund and develop the Combined Company’s key projects at the GK Diamond Mine and the Kennady North Project even as market conditions remain challenging for diamond exploration and development companies, (ii) capitalize on its scale, (iii) realize the anticipated capital and operating synergies, (iv) profitably sequence the growth prospects of its asset base, (v) maximize the potential of its improved growth opportunities, and (vi) maximize capital funding opportunities. A variety of factors, including those risk factors set forth in this Circular and in the documents incorporated by reference herein, may adversely affect the ability of Mountain Province and Kennady to achieve the anticipated benefits of the Arrangement.

There are risks related to the integration of the existing businesses of Mountain Province and Kennady.

The ability to realize the benefits of the Arrangement including, among other things, those set forth in this Circular under the headings “The Arrangement – Reasons for the Mountain Province and Mountain Province Special Committee Recommendations” and “The Arrangement – Reasons for the Kennady Board and Kennady Special Committee Recommendations”, will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner. This integration will require the dedication of substantial management effort, time and resources which may divert management’s focus and resources from other strategic opportunities of the Combined Company following completion of the Arrangement, and from operational matters during this process.

The mineral resource and mineral reserve estimates on the properties of the Combined Company may not be realizable.

The figures provided in connection with mineral reserves and resources in respect of the properties in which Mountain Province and Kennady hold interests are estimates, and have not been verified to be accurate, and no assurance can be given that full recovery of the anticipated carats will be achieved or that any indicated level of recovery will be realized from the properties of the Combined Company. The estimation of mineral reserves and resources is a subjective process. Forecasts are based on geological and engineering data, projected future rates of production, the timing of future expenditures and assumed diamond prices, all of which are subject to numerous uncertainties and various interpretations.

Estimates made at a given time may change significantly in the future when new information becomes available. Estimates of reserves and resources are expected to change to reflect updated information as well as to reflect depletion due to production. Mineral reserve and resource estimates may be revised upward or downward based on the results of current and future drilling, testing or production levels, and on changes in mine design. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the GK Diamond Mine may render previously disclosed estimates of mineral reserves and resources uneconomical.

The Combined Company will face competition for mineral interest acquisitions and the mining industry is competitive in all stages.

The diamond industry is intensely competitive in all of its phases, and the Combined Company will compete with many companies possessing greater financial resources and experience in diamond marketing and sales. Competition could adversely affect the ability of the Combined Company to market and sell its diamonds at competitive prices or at all.

The Combined Company’s mining operations will involve a number of risks inherent in the mining industry, many of which will be outside of its control.

The Combined Company’s mining operations will be subject to risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface and underground conditions, pit wall failures or similar geotechnical events, processing problems, equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks and natural disasters. Such risks could result in personal injury or fatality; damage to or destruction of mining properties, processing facilities or equipment; environmental damage or harm to plants or animals, including endangered or protected species; increased costs; delays, suspensions or permanent reductions in mining production; monetary losses; and possible legal liability. For example, during the GK Diamond Mine’s first winter of operations, extreme cold conditions affected the mine’s conveyor systems which resulted in downtime and lowered throughput.

The Combined Company’s mineral properties, because of their remote northern location and access only by winter road or by air, will continue to be subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and increased transportation costs due to a failure to open or the late opening and/or early closure of the winter road. Such factors can add to the cost of mine development, production and operation and/or impair production and mining activities, thereby affecting our profitability.

The diamond industry may be adversely affected by the discovery of an alternative method of producing synthetic gem-quality diamonds and increased consumer demand for synthetic diamonds.

Synthetic diamonds are diamonds that are produced by artificial processes (e.g., laboratory grown), as opposed to natural diamonds, which are created by geological processes. An increase in the acceptance of synthetic gem-quality diamonds could negatively affect the market prices for natural stones. Synthetic diamonds are becoming a larger factor in the market. Should synthetic diamonds be offered in significant quantities or consumers begin to readily embrace synthetic diamonds on a large scale, demand and prices for natural diamonds may be negatively affected. Additionally, the presence of undisclosed synthetic diamonds in jewelry would erode consumer confidence in the natural product and negatively impact demand.

The Combined Company will be subject to various risks related to fuel requirements.

The expected fuel needs for the GK Diamond Mine are purchased in February and March each year and transported to the mine site by way of the winter road. These costs will increase if transportation by air freight is required due to a shortened “winter road season” or unexpected high fuel usage. The cost of the fuel purchased is based on the then prevailing price and expensed into operating costs on a usage basis. The GK Diamond Mine currently has no hedges for future anticipated fuel consumption.

The Combined Company’s joint venture interest in the GK Diamond Mine will be subject to certain risks associated with the conduct of joint ventures.

Mountain Province’s participation in the mining sector of the diamond industry is through its ownership interest in the Gahcho Kué Joint Venture that owns the GK Diamond Mine group of mineral claims. The GK Diamond Mine is a joint venture between De Beers (51%) and Mountain Province (49%).

The Combined Company’s joint venture interest in the GK Diamond Mine will be subject to the risks normally associated with the conduct of joint ventures, including: (i) disagreement with De Beers about how to develop, operate or finance operations; (ii) that De Beers may not comply with the underlying agreements governing the joint venture and may fail to meet its obligations thereunder to the Combined Company or to third parties; (iii) that De Beers may at any time have economic or business interests or goals that are, or become, inconsistent with the Combined Company’s interests or goals; (iv) the possibility that De Beers may become insolvent; and (v) the possibility of litigation with De Beers.

The Combined Company will hold a minority interest in, and not be the operator of, the GK Diamond Mine and it will not exercise control of the GK Diamond Mine. Removing De Beers as operator of the GK Diamond Mine could be a disruptive, costly and lengthy process.

The Combined Company will be subject to additional risks because it will hold a minority interest in the GK Diamond Mine and De Beers is the operator of the GK Diamond Mine and the majority interest holder of the Gahcho Kué Joint Venture. Although major operating and budget decisions and certain significant changes affecting the GK Diamond Mine will require the Combined Company’s approval under the Joint Venture Agreement, De Beers, as the operator of and the holder of a majority interest in the GK Diamond Mine, will continue to manage the operations at the GK Diamond Mine and controls most day-to-day decisions affecting the GK Diamond Mine and its operating activities. The Combined Company will not control De Beers and at any time De Beers may have economic or business interests or goals that are, or become inconsistent with, the Combined Company’s economic or business interests or goals. As a holder of a minority interest in the GK Diamond Mine, the Combined Company will be unable to exert control over day-to-day decisions relating to the GK Diamond Mine, except in certain limited cases as provided by the Joint Venture Agreement. Additionally, because De Beers operates the GK Diamond Mine, the Combined Company will be highly dependent on the operational expertise of De Beers, as well as impacted by De Beers’ own corporate priorities and its financial condition. The Combined Company will also be reliant on De Beers complying with its information delivery obligations under the Joint Venture Agreement in order to gain knowledge about any events at, or updates with respect to, the GK Diamond Mine. As a result, the Combined Company’s results will be subject to additional risks associated with the operational expertise, financial condition and corporate priorities of De Beers, and if De Beers is unable to successfully operate the GK Diamond Mine, the Combined Company’s business and results of operations will be materially adversely affected.

De Beers may resign as operator at any time by giving notice to the management committee, but removing De Beers as operator without De Beers’ consent could be a lengthy and resource-intensive process. Under the Joint Venture Agreement, unanimous agreement of both parties to the Joint Venture Agreement is required for removal of the operator, even removal of the operator for cause. Although the operator is required to resign if it is in material breach of its obligations to the Gahcho Kué Joint Venture, in order to trigger this obligation the participants to the Joint Venture Agreement must agree that the operator is in material breach and provide notice of the same to the operator. Any dispute between the parties regarding whether the operator is in material breach of its obligations must be resolved through the standard dispute resolution mechanisms under the Joint Venture Agreement, which requires negotiation, binding mediation and determination by an independent expert before any party may seek a court order with respect to the dispute. This process could significantly disrupt the operations of the GK Diamond Mine, negatively impact the relationship of the Gahcho Kué Joint Venture partners and be very costly to the Combined Company.

If the Combined Company is in default under the Joint Venture Agreement, it will be prohibited from participating in the management committee and will not receive its share of diamonds during the continuance of such default and De Beers may reduce or sell the Combined Company’s participating interest in the Gahcho Kué Joint Venture or sell a portion or all of its share of diamonds.

If the Combined Company defaults under the Joint Venture Agreement and fails to remedy such default within the prescribed cure period, it may not attend management committee meetings or direct the management committee, may not transfer its participating interest in the Gahcho Kué Joint Venture and have no rights to delivery of its share of diamonds until such default is cured.

In addition, if such default is a default in payment of the Combined Company’s share of Gahcho Kué Joint Venture expenses, De Beers has the option to pay such defaulted expenses to the operator and either (a) reduce the Combined Company’s participating interest in the Gahcho Kué Joint Venture accordingly, which would permanently reduce the Combined Company’s share of diamond production in the same proportion, or (b) sell a portion or all of the Combined Company’s diamonds in such a manner as De Beers shall determine or, with prior notice, sell all or a portion of the Combined Company’s participating interest in the Gahcho Kué Joint Venture, and apply the proceeds of such sale to the defaulted expenses until such expenses, and interest on such expenses, are paid in full. Upon application of either of these remedies, the payment default would be cured and the Combined Company would resume its full participation and diamond delivery rights under the Joint Venture Agreement. If the Combined Company’s participating interest in the Gahcho Kué Joint Venture is reduced or sold in part, its share of diamond production would be permanently reduced to match its then existing participating interest, and this could impact its ability to pay interest or principal on the Notes when due or to make other required payments when due under other agreements or obligations, which could result in a subsequent default under the Mountain Province Indenture, the Revolving Credit Agreement or other agreements or obligations. In addition, reduction of the Combined Company’s participating interest below 40% will constitute an event of default under the Revolving Credit Agreement, which may result in a cross-default under the Mountain Province Indenture that governs the Notes.

The Combined Company will be dependent on the GK Diamond Mine for future operating revenue.

Mountain Province’s only economic interest is its indirect 100% equity ownership interest in 2435386, which is a 49% participant in the Gahcho Kué Joint Venture, which owns and operates the GK Diamond Mine. As a result, Mountain Province is solely dependent upon its interest in the GK Diamond Mine for its revenue and profits. In addition, production and operating costs are difficult to predict and may render further production at the GK Diamond Mine financially unfeasible. If commercial production and operation of the GK Diamond Mine becomes financially unfeasible, for engineering, technical, economic, political, legal or other reasons, the Combined Company’s business and financial position will be materially and adversely affected. In addition, the book value of Mountain Province’s interest in the GK Diamond Mine is subject to certain accounting assumptions. If such assumptions prove to be incorrect, then the book value of Mountain Province’s interest in the GK Diamond Mine could be impaired, which could have a material adverse effect on Mountain Province or the Combined Company.

There can be no assurance that the Combined Company will be able to extend the mine life beyond 2028.

Mountain Province is currently exploring options to potentially extend the mine life beyond 2028 through resource conversion and deep mining of the Tuzo kimberlite. Additional exploration and resource delineation is required to assess the viability of these prospects at Tuzo. A transition to underground mining generally increases per unit costs and can limit the annual volumes that can be economically extracted from such orebodies. There is no assurance that the Combined Company will be able to extend the mine life beyond 2028 through resource conversion or deep mining.

The volatility of diamond prices is significant and unpredictable and the demand for diamonds is unpredictable. Many factors that affect diamond prices and demand for diamonds will be outside the Combined Company’s control.

The Combined Company’s profitability will be dependent upon its mineral properties and the worldwide demand for and price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the Combined Company’s control, including worldwide economic trends, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds. Low or negative growth in the worldwide economy, renewed or additional credit market disruptions, natural disasters or the occurrence of terrorist attacks or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production or the release of stocks held back during recent periods of lower demand could also negatively affect the price of diamonds. In each case, such developments could have a material adverse effect on the Combined Company’s results of operations. In addition, prices for the higher value and lower value market segments can move independently of one another, depending on relative demand. For example, strengthening prices in one market segment can offset weakening prices in another, or synchronize with strengthening prices in another, which increases the unpredictability of diamond prices.

Currency fluctuations may affect the Combined Company’s financial performance.

Currency fluctuations may affect the Combined Company’s financial performance. Diamonds are sold throughout the world based principally on the U.S. dollar price, and the Combined Company is expected to report its financial results in Canadian dollars. A majority of the costs and expenses of the GK Diamond Mine are incurred in Canadian dollars. As a consequence, fluctuations in exchange rates may have a significant effect on the Combined Company’s cash flows and operating results. From time to time, the Combined Company may use derivative financial instruments to manage its foreign currency exposure.

The Combined Company will be dependent upon the operator obtaining and maintaining the necessary licenses and permits.

Mountain Province’s mining operations require licences and permits from the Canadian and Northwest Territories governments, which are all held by De Beers as operator. The process for obtaining, amending and renewing such licences and permits often takes an extended period of time and is subject to numerous delays and uncertainties. Such licences and permits are subject to change in various circumstances. Failure to comply with applicable laws and regulations may result in injunctions, fines, criminal liability, suspensions or revocation of permits and licences, and other penalties. There can be no assurance that De Beers, as the operator of the GK Diamond Mine, will be at all times in compliance with all such laws and regulations and with its applicable licences and permits, or that De Beers will be able to obtain on a timely basis or maintain in the future all necessary licences and permits that may be required to maintain continued operations.

Mining operations are subject to extensive regulations, including environmental regulations, which could have a material adverse effect on the costs and levels of production at the GK Diamond Mine.

The operations of the GK Diamond Mine are subject to various laws, regulations and agreements governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation or changes in enforcement policies under existing laws and regulations could have a material adverse effect on the Combined Company by increasing costs and/or causing a reduction in levels of production from the GK Diamond Mine.

Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining operations. To the extent that the GK Diamond Mine is subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on the GK Diamond Mine.

Compliance with climate change initiatives could have a material adverse effect on the Combined Company’s results of operations.

The Canadian government has established a number of policy measures in response to concerns relating to climate change. While the impact of these measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation; restrict industrial emission levels; impose added costs for emissions in excess of permitted levels; and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on the Combined Company’s results of operations.

In October 2016, Canada’s federal government announced that it intends to establish a national price on carbon, to be implemented by 2018 through either a carbon tax or a cap and trade system, applicable in each province except those that enact their own comparable carbon pricing mechanism by such time. In June 2017, the Government of the Northwest Territories announced that it intends to implement a carbon tax, designed to be comparable to the federal approach, effective January 2019. The details of the announced carbon pricing system and the resulting impact on the GK Diamond Mine are uncertain at this time.

Insurance does not cover all potential risks.

The business of the Gahcho Kué Joint Venture is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of diamonds held as inventory or in transit, changes in the regulatory environment, and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the GK Diamond Mine, harm to plants and animals, personal injury or death, environmental damage to the GK Diamond Mine, delays in mining, monetary losses, fines, penalties and possible legal liability.

Although insurance is maintained to protect against certain risks in connection with the GK Diamond Mine and our diamonds held as inventory or in transit, the insurance in place will not cover all potential risks. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums. In addition, all insurance policies for the GK Diamond Mine are held and maintained by De Beers as operator. Therefore, the Combined Company will have no control over the acquisition, maintenance or levels of insurance with respect to the GK Diamond Mine.

The production and marketing of diamonds depend on skilled employees and key relationships with certain third parties.

Production at the GK Diamond Mine is dependent upon the efforts of certain skilled employees. The loss of these employees or the inability to attract and retain additional skilled employees may adversely affect the level of diamond production. De Beers hires and employs all employees at the GK Diamond Mine and therefore the Combined Company will have no control over the hiring, retention or qualifications of these employees.

The Combined Company’s success in sorting, valuing and marketing its 49% share of the rough diamonds will be dependent on the services of key executives and skilled employees and consultants, as well as the continuance of key relationships with certain third parties, such as diamantaires, gem quality diamond manufacturers and master cutters. The loss of these persons or the Combined Company’s inability to attract and retain additional skilled employees and consultants or to establish and maintain relationships with required third parties may adversely affect the Combined Company’s business and future operations in marketing diamonds.

Restrictive covenants in the Mountain Province Indenture and the Revolving Credit Agreement may restrict the Combined Company’s ability to operate its business. The Combined Company’s failure to comply with these covenants, including as a result of events beyond its control, could result in an event of default that could materially and adversely affect its business, results of operations and financial condition.

The Mountain Province Indenture and the Revolving Credit Agreement contain negative covenants restricting, among other things, Mountain Province’s ability to:

•	incur or guarantee additional indebtedness and issue certain preferred stock;

•	make certain payments, including dividends or other distributions, with respect to the shares of a particular entity;

•	create or incur certain liens;

•	prepay or redeem subordinated or unsecured debt or equity;

•	make certain investments;

•	sell, lease or transfer certain assets, including stock of restricted subsidiaries;

•	create encumbrances or restrictions on the payment of dividends or other distributions, loans or advances to, and on the transfer of, assets to a particular entity;

•	engage in certain transactions with affiliates;

•	consolidate, merge or transfer all or substantially all of Mountain Province’s assets and the assets of its Subsidiaries on a consolidated basis;

•	change the business Mountain Province conducts; and

•	consent to or conduct certain activities of the Gahcho Kué Joint Venture.

All of these limitations are subject to significant exceptions and qualifications. The covenants to which the Combined Company will be subject could limit its ability to finance its future operations and capital needs and its ability to pursue business opportunities and activities that may be in its interest.

In addition, the Revolving Credit Agreement will require the Combined Company to comply with certain affirmative covenants and financial maintenance covenants, including total leverage ratio, interest coverage ratio and total net worth ratio. The restrictions contained in the Mountain Province Indenture and the Revolving Credit Agreement could affect the Combined Company’s ability to operate its business and may limit its ability to react to market conditions or take advantage of potential business opportunities as they arise. For example, such restrictions could adversely affect the Combined Company’s ability to further finance its operations, make strategic acquisitions, investments or alliances, restructure its organization or finance its capital needs. Additionally, the Combined Company’s ability to comply with these covenants and restrictions may be affected by events beyond its control. These include prevailing economic, financial and industry conditions. If the Combined Company breaches any of these covenants or restrictions, it could be in default under the Mountain Province Indenture or the Revolving Credit Agreement.

Upon the occurrence of any event of default under the Revolving Credit Agreement, subject to applicable cure periods and other limitations on acceleration or enforcement, the relevant creditors could elect to declare all amounts outstanding, together with accrued interest, immediately due and payable and cancel the availability of the facility. In addition, any default under the Revolving Credit Agreement could lead to an event of default and acceleration under other debt instruments that contain cross default or cross acceleration provisions, including the Mountain Province Indenture. If the Combined Company’s creditors, including the creditors under the Revolving Credit Agreement, accelerate the payment of those amounts, the assets of the Combined Company and its Subsidiaries may not be sufficient to repay in full those amounts, to satisfy all other liabilities of the Subsidiaries which would be due and payable and to make payments to enable the Combined Company to repay the Notes. In addition, if the Combined Company is unable to repay those amounts, its creditors could proceed against the collateral that secures the debt under the Revolving Credit Agreement, certain hedging liabilities and the Notes.

See Schedule “J” – “Information Concerning Mountain Province” under the heading “Recent Developments”.

The issuance of a significant number of Mountain Province Shares could adversely affect the market price of Mountain Province Shares.

If the Arrangement is completed, a significant number of additional Mountain Province Shares will be issued and will become available for trading in the public market. The increase in the number of Mountain Province Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Mountain Province Shares.

Following completion of the Arrangement, Former Kennady Shareholders will have the ability to significantly influence certain corporate actions of Mountain Province

Immediately following the completion of the Arrangement, Former Kennady Shareholders are expected to own approximately 23.7% of the Mountain Province Shares on an undiluted basis, based on the number of Mountain Province Shares and Kennady Shares outstanding as of the date of this Circular and assuming that (i) there are no Dissenting Shareholders, (ii) no Kennady Shares held by Mountain Province between the Kennady Record Date and the Effective Date are converted pursuant to the Arrangement, and (iii) no Kennady Options are exercised prior to the Effective Time. Former Kennady Shareholders (other than Mountain Province and any Dissenting Shareholders) will be in a position to exercise significant influence over all matters requiring shareholder approval, including the election of directors, determination of significant corporate actions, amendments to Mountain Province’s articles of incorporation and the approval of any business combinations, mergers or takeover attempts, in a manner that could conflict with the interests of other shareholders. Although there are no agreements or understandings between the Kennady Shareholders of which Mountain Province or Kennady is aware as to voting, if they voted in concert they would exert significant influence over the Combined Company.

Mountain Province has, and the resulting Combined Company will have, a limited history of operations.

The GK Diamond Mine has had limited operations to date and Mountain Province has generated only a small amount of revenue from the sale of its diamonds. Commercial production at the GK Diamond Mine was declared on March 1, 2017 and the three-months ended September 30, 2017 was the first quarter in which all sales completed were in respect of diamonds produced subsequent to the date of the declaration of commercial production at the GK Diamond Mine. As a result, Mountain Province has a limited operating history upon which to evaluate the merits of investing in its securities.

As a result of this limited operating history, period-to-period comparisons of the GK Diamond Mine’s operating results and Mountain Province’s sales data may not be meaningful and the results for any particular period should not be relied upon as an indication of future performance.

Risk Factors Related to the Operations of Mountain Province

Whether or not the Arrangement is completed, Mountain Province will continue to face many of the risks that it currently faces with respect to its business and affairs. Certain of these risk factors have been disclosed in the annual audited consolidated financial statements of Mountain Province and the notes thereto for each of the years ended December 31, 2016 and 2015 (and accompanying management’s discussion and analysis for the same period), in the unaudited condensed interim consolidated financial statements of Mountain Province for the three and nine months ended September 30, 2017 (and accompanying management’s discussion and analysis for the same period) and in the Mountain Province AIF (starting on page 14), each of which are incorporated by reference into this Circular and have been filed on SEDAR under Mountain Province’s issuer profile at www.sedar.com. Upon request, a Mountain Province Shareholder will be provided with a copy of such documents free of charge.

See also Schedule “J” – “Information Concerning Mountain Province” to this Circular.

Risk Factors Related to the Operations of Kennady

Whether or not the Arrangement is completed, Kennady will continue to face many of the risks that it currently faces with respect to its business and affairs. Certain of these risk factors related to the operations of Kennady have been disclosed in Schedule “K” – “Information Concerning Kennady” to this Circular.

RESCISSION RIGHTS

Securities legislation in the provinces and territories of Canada provides security holders of Kennady with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to those security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

INFORMATION CONCERNING MOUNTAIN PROVINCE

Information concerning Mountain Province is set out in Schedule “J” – “Information Concerning Mountain Province” to this Circular.

INFORMATION CONCERNING KENNADY

Information concerning Kennady is set out in Schedule “K” – “Information Concerning Kennady” to this Circular.

INFORMATION CONCERNING THE COMBINED COMPANY

Information concerning the Combined Company (assuming the completion of the Arrangement) is set out in Schedule “N” – “Information Concerning the Combined Company” to this Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of Mountain Province, after reasonable enquiry, other than as disclosed herein, no informed person of Mountain Province, or any associate or affiliate of any informed person, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect Mountain Province since the commencement of Mountain Province’s most recently completed fiscal year.

On December 11, 2017, Mountain Province closed a private offering of U.S.$330,000,000 senior secured second lien notes due December 15, 2022. Mr. Dermot Fachtna Desmond, an informed person of Mountain Province, participated in the offering by purchasing U.S.$60,000,000 of Notes. Mr. Desmond, together with Bottin (International) Investments Ltd., a corporation controlled by him, holds approximately 37,951,887 or 23.7% of the outstanding Mountain Province Shares and is therefore considered an informed person of Mountain Province. The terms of the Notes were determined through arm’s length negotiations between Mountain Province and the initial purchasers. Mr. Desmond did not participate in such negotiations or determination. Mr. Desmond purchased Notes on the same terms as all other purchasers. The proposed participation of Mr. Desmond in the offering was approved by the independent members of the Mountain Province Board.

See Schedule “J” – “Information Concerning Mountain Province” under the heading “Recent Developments – Note Offering”.

To the knowledge of Kennady, after reasonable enquiry, other than as disclosed herein, no informed person of Kennady, or any associate or affiliate of any informed person, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect Kennady since the commencement of Kennady’s most recently completed fiscal year.

MANAGEMENT CONTRACTS

No management functions of Mountain Province or any Subsidiaries are performed to any substantial degree by a person other than the directors or officers of Mountain Province. No management functions of Kennady or any Subsidiary are performed to any substantial degree by a person other than the directors or officers of Kennady.

AUDITORS

Mountain Province’s auditors are KPMG LLP, Bay Adelaide Centre, 333 Bay Street, Suite 4600, Toronto, Ontario, Canada, M5H 2S5. KPMG LLP has been the auditor of Mountain Province since August 6, 1998.

Kennady’s auditors are KPMG LLP, Bay Adelaide Centre, 333 Bay Street, Suite 4600, Toronto, Ontario, Canada, M5H 2S5. KPMG LLP has been the auditor of Kennady since November 26, 2012.

LEGAL MATTERS

Certain Canadian legal matters in connection with the Arrangement as they pertain to Mountain Province will be passed upon by Bennett Jones LLP. Certain Canadian legal matters in connection with the Arrangement as they pertain to Kennady will be passed upon by Fasken Martineau DuMoulin LLP. Certain U.S. legal matters in connection with the Arrangement as they pertain to Mountain Province will be passed upon by Paul, Weiss, Rifkind, Wharton & Garrison LLP. Certain U.S. legal matters in connection with the Arrangement as they pertain to Kennady will be passed upon by Perkins Coie LLP.

As of the date of this Circular, the partners and associates of Bennett Jones LLP, as a group, beneficially owned, directly or indirectly, less than 1% of the outstanding Mountain Province Shares or shares of any of Mountain Province’s associates or affiliates and less than 1% of the outstanding Kennady Shares or shares of any of Kennady’s associates or affiliates.

As of the date of this Circular, the partners and associates of Fasken Martineau DuMoulin LLP, as a group, beneficially owned, directly or indirectly, less than 1% of the outstanding Kennady Shares or shares of any of Kennady’s associates or affiliates and less than 1% of the outstanding Mountain Province Shares or shares of any of Mountain Province’s associates or affiliates.

As of the date of this Circular, the partners and associates of Perkins Coie LLP, as a group, beneficially owned, directly or indirectly, less than 1% of the outstanding Kennady Shares or shares of any of Kennady’s associates or affiliates and less than 1% of the outstanding Mountain Province Shares or shares of any of Mountain Province’s associates or affiliates.

ADDITIONAL INFORMATION

Additional information relating to Mountain Province is available on SEDAR under Mountain Province’s issuer profile at www.sedar.com. Mountain Province Shareholders may contact Mountain Province at 161 Bay Street, Suite 1410, P.O. Box 216, Toronto, Ontario, Canada, M5J 2S1 to request copies of Mountain Province’s financial statements and management’s discussion and analysis. Financial information is provided in Mountain Province’s financial statements and management’s discussion and analysis for its most recently completed financial year, which are filed on SEDAR under Mountain Province’s issuer profile at www.sedar.com.

Additional information relating to Kennady is available on SEDAR under Kennady’s issuer profile at www.sedar.com. Kennady Shareholders may contact Kennady at 161 Bay Street, Suite 1410, P.O. Box 216, Toronto, Ontario, M5J 2S1, to request copies of Kennady’s financial statements and management’s discussion and analysis. Financial information is provided in Kennady’s financial statements and management’s discussion and analysis for its most recently completed financial year, which is set out in Schedule “L” – “Financial Statements of Kennady” and Schedule “M” – “Management’s Discussion and Analysis of Kennady” to this Circular.

OTHER MATTERS

Management of Mountain Province and Kennady are not aware of any other matter to come before the Mountain Province Meeting or the Kennady Meeting other than as set forth in the Mountain Province Notice of Meeting and the Kennady Notice of Meeting. If any other matter properly comes before the Mountain Province Meeting, it is the intention of the persons named in the enclosed Mountain Province Proxy to vote the shares represented thereby in accordance with their best judgment on such matter. If any other matter properly comes before the Kennady Meeting, it is the intention of the persons named in the enclosed Kennady Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

MOUNTAIN PROVINCE BOARD APPROVAL

The contents and the sending of the Mountain Province Notice of Meeting and this Circular have been approved by the Mountain Province Board.

ON BEHALF OF THE BOARD OF DIRECTORS OF MOUNTAIN PROVINCE DIAMONDS INC.

“David Whittle”

David Whittle

Director, Interim President and Chief Executive Officer

March 5, 2018

KENNADY BOARD APPROVAL

The contents and the sending of the Kennady Notice of Meeting and this Circular have been approved by the Kennady Board.

ON BEHALF OF THE BOARD OF DIRECTORS OF KENNADY DIAMONDS INC.

“Rory Moore”

Dr. Rory Moore

Director, President and Chief Executive Officer

March 5, 2018

CONSENT OF RBC CAPITAL MARKETS

To:	The Directors of Mountain Province Diamonds Inc.
And To:	The Directors of Kennady Diamonds Inc.

We have read the joint management information circular of Mountain Province Diamonds Inc. (“Mountain Province”) and Kennady Diamonds Inc. (“Kennady”) dated March 5, 2018 (the “Circular”) relating to the special meeting of shareholders of Mountain Province and the special meeting of shareholders of Kennady each meeting of which is convened to approve resolutions relating to the proposed plan of arrangement under the provisions of Section 182 of the Business Corporations Act (Ontario). We consent to the inclusion in the Circular of our fairness opinion dated January 27, 2018, a summary of our fairness opinion and references to our firm name and our fairness opinion in the Circular.

“RBC Capital Markets”

Toronto, Ontario, Canada

March 5, 2018

CONSENT OF HAYWOOD SECURITIES INC.

To:	The Directors of Kennady Diamonds Inc.
And To:	The Directors of Mountain Province Diamonds Inc.

We have read the joint management information circular of Mountain Province Diamonds Inc. (“Mountain Province”) and Kennady Diamonds Inc. (“Kennady”) dated March 5, 2018 (the “Circular”) relating to the special meeting of shareholders of Mountain Province and the special meeting of shareholders of Kennady each meeting of which is convened to approve resolutions relating to the proposed plan of arrangement under the provisions of Section 182 of the Business Corporations Act (Ontario). We consent to the inclusion in the Circular of our fairness opinion dated January 28, 2018, a summary of our fairness opinion and references to our firm name and our fairness opinion in the Circular.

“Haywood Securities Inc.”

Vancouver, British Columbia, Canada

March 5, 2018

SCHEDULE “A”

GLOSSARY OF TERMS

In this Circular and the Summary, the following capitalized words and terms shall have the following meanings:

“2012 Arrangement” has the meaning ascribed to such term in Schedule “K” – “Information Concerning Kennady”.

“2435386” means 2435386 Ontario Inc., a company incorporated under the laws of Ontario.

“2435572” means 2435572 Ontario Inc., a company incorporated under the laws of Ontario.

“Acquisition Proposal” relating to a Party means, other than the transactions contemplated by the Arrangement Agreement and other than any transaction involving only a Party and/or one or more of its wholly-owned Subsidiaries, any written offer, proposal or inquiry from any Person or group of Persons (other than from the other Party or any of its Subsidiaries), whether or not delivered to the shareholders of that Party, after the date hereof relating to: (a) any direct or indirect acquisition or sale (or other arrangement having the same economic effect), whether in a single transaction or a series or related transactions, of: (i) the assets of that Party and/or one or more of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of that Party and its Subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of that Party and its Subsidiaries, taken as a whole, or (ii) 20% or more of any voting or equity securities of that Party or any one or more of its Subsidiaries that, individually or in the aggregate, contribute 20% or more of the consolidated revenues or constitute 20% or more of the consolidated assets of that Party and its Subsidiaries, taken as a whole; (b) any direct or indirect take-over bid, tender offer, exchange offer or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities of that Party and/or any of its Subsidiaries; (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving that Party and/or any of its Subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or revenues, as applicable, of that Party and its Subsidiaries, taken as a whole; or (d) any other similar transactions involving such Party or its Subsidiaries.

“affiliate” has the meaning ascribed to such term in National Instrument 45-106 – Prospectus Exemptions, unless stated otherwise.

“allowable capital loss” has the meaning ascribed to such term in this Circular under the heading “Principal Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

“Arrangement” means an arrangement under the provisions of Section 182 of the OBCA on the terms and conditions set forth in the Plan of Arrangement, subject to any amendment or supplement thereto made in accordance therewith, herewith or made at the direction of the Court in the Final Order.

“Arrangement Agreement” means the arrangement agreement dated January 28, 2018 between Mountain Province and Kennady including all schedules attached thereto, together with the Mountain Province Disclosure Letter and the Kennady Disclosure Letter, and as the same may be further amended, supplemented or otherwise modified from time to time in accordance with the terms thereof, the full text of which may be viewed on SEDAR under Mountain Province’s and Kennady’s issuer profiles, respectively, at www.sedar.com.

“Arrangement Consideration” means the consideration to be received by Former Kennady Shareholders (other than Mountain Province and any Dissenting Shareholders) pursuant to the Plan of Arrangement as consideration for their Kennady Shares, consisting of 0.975 of a Mountain Province Share for each one (1) issued and outstanding Kennady Share.

“Arrangement Resolution” means the special resolution of the Kennady Shareholders voting at the Kennady Meeting, in person or by proxy, approving the Arrangement, the Plan of Arrangement and the Arrangement

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Agreement, substantially in the form set out in Schedule “C” – “Resolutions to be Approved at the Kennady Meeting” to this Circular.

“associate” has the meaning ascribed to such term in the Securities Act, unless stated otherwise.

“Authorization” means any authorization, order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, by law, rule or regulation, whether or not having the force of Law, and includes any Environmental Permit.

“Broadridge” means Broadridge Financial Solutions Inc.

“business combination” has the meaning ascribed to such term in MI 61-101.

“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario, Canada or Vancouver, British Columbia, Canada.

“Canada–US Tax Treaty” has the meaning ascribed to such term in this Circular under the heading “Principal Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Dividends on Mountain Province Shares”.

“Canadian Securities Laws” means applicable Canadian provincial and territorial securities laws.

“CDS” means CDS Clearing and Depositary Services Inc. or its nominee, which at the date hereof is CDS & Co.

“CIM” means the Canadian Institute of Mining, Metallurgy and Petroleum.

“Circular” means this joint management information circular for the Mountain Province Meeting and the Kennady Meeting, including all schedules hereto, and all amendments and supplements hereto.

“CoC” has the meaning ascribed to such term in this Circular under the heading “Summary of Circular – Effects of the Arrangement – Holders of Kennady Options and Kennady RSUs”.

“Code” has the meaning ascribed to such term in this Circular under the heading “Certain U.S. Federal Income Tax Considerations for U.S. Holders”.

“Combined Company” means Mountain Province and all of its subsidiaries immediately following the completion of the Arrangement.

“Combined Company Shares” means, following the Effective Time, Mountain Province Shares.

“Combined Company Options” means, following the Effective Time, Mountain Province Options.

“Combined Company RSUs” means, following the Effective Time, Mountain Province RSUs.

“Confidentiality Agreement” means the confidentiality agreement dated January 3, 2018 entered into between Mountain Province and Kennady.

“connected transaction” has the meaning ascribed to such term in MI 61-101.

“Consideration Shares” means the Mountain Province Shares to be issued to Former Kennady Shareholders (other than Mountain Province and any Dissenting Shareholders) pursuant to the Plan of Arrangement.

“Convention” has the meaning ascribed to such term in this Circular under the heading “Certain U.S. Federal Income Tax Considerations for U.S. Holders”.

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“Court” means the Ontario Superior Court of Justice (Commercial List) or other court with jurisdiction to consider and issue the Interim Order and the Final Order.

“CRA” means the Canada Revenue Agency.

“DCEI” means De Beers Canada Exploration Inc.

“De Beers” means De Beers Canada Inc.

“Depositary” means Computershare Investor Services Inc., appointed for the purpose of, among other things, exchanging certificates representing Kennady Shares for certificates representing Mountain Province Shares in connection with the Arrangement.

“Designated Stock Exchange” means a stock exchange, or that part of a stock exchange, for which a designation by the Minister of Finance (Canada) under section 262 of the Tax Act is in effect.

“Dissent Procedures” means the procedures to be taken by a Kennady Shareholder in exercising Dissent Rights.

“Dissent Rights” means the right to dissent to the Arrangement provided under Section 185 of the OBCA, as set out in Schedule “H” – “Dissent Rights Under the OBCA” to this Circular, as modified by the Plan of Arrangement, the Interim Order and any other order of the Court.

“Dissenting Shareholders” means Registered Kennady Shareholders who have duly and validly exercised their Dissent Rights in strict compliance with the Dissent Procedures and whose Dissent Rights have not terminated.

“Effective Date” means the date upon which the Arrangement becomes effective under the OBCA.

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date, or such other time as the Parties may, prior to the Effective Date, agree to in writing.

“eligible dividends” has the meaning ascribed to such term in the Tax Act.

“Environmental Laws” means all Laws, imposing obligations, responsibilities, liabilities or standards of conduct for or relating to: (a) the regulation or control of pollution, contamination, activities, materials, substances or wastes in connection with or for the protection of human health or safety, the environment or natural resources (including climate, air, surface water, groundwater, wetlands, land surface, subsurface strata, wildlife, aquatic species and vegetation); or (b) the use, generation, disposal, treatment, processing, recycling, handling, transport, distribution, destruction, transfer, import, export or sale of Hazardous Substances.

“Environmental Permits” means all Permits or program participation requirements with or from any Governmental Entity under any Environmental Laws.

“Evans Agreement” has the meaning ascribed to such term in Schedule “K” – “Information Concerning Kennady”.

“Excess Distribution” has the meaning ascribed to such term in this Circular under the heading “Certain U.S. Federal Income Tax Considerations for U.S. Holders – U.S. Federal Income Tax Considerations Relating to the Mountain Province Shares – U.S. Federal Income Tax Considerations Relating to the Mountain Province Shares”.

“Exchange Ratio” means 0.975 Mountain Province Shares for each one (1) Kennady Share.

“Final Order” means the order of the Court pursuant to Section 182 of the OBCA approving the Arrangement, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal.

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“Final Proscription Date” has the meaning ascribed to such term in this Circular under the heading “Procedure for Exchange of Kennady Shares – Cancellation of Rights after Six Years”.

“Former Kennady Shareholders” means, at and following the Effective Time, the holders of Kennady Shares immediately prior to the Effective Time.

“forward-looking statements” has the meaning ascribed to such term in this Circular under the heading “Joint Management Information Circular – Cautionary Statement Regarding Forward Looking Statements”.

“Gahcho Kué Joint Venture” has the meaning ascribed to such term in Schedule “J” – “Information Concerning Mountain Province”.

“GGL” means GGL Resources Corp.

“GK Diamond Mine” means the diamond mine located in the District of Mackenzie, approximately 300 kilometers from Yellowknife in the Northwest Territories, Canada, and known as the “GK Diamond Mine”.

“Governmental Entity” means any applicable: (a) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, agency or entity, domestic or foreign; (b) stock exchange, including Nasdaq, the TSX and TSXV; (c) subdivision, agent, commission, board or authority of any of the foregoing; or (d) quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

“Haywood Fairness Opinion” means the fairness opinion of Haywood Securities Inc. dated January 28, 2018, a copy of which is attached as Schedule “F” – “Fairness Opinion of Haywood Securities Inc.” to this Circular.

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, waste or material, including hydrogen sulphide, arsenic, cadmium, copper, lead, mercury, petroleum, polychlorinated biphenyls, asbestos and urea-formaldehyde insulation, and any other material, substance, pollutant or contaminant regulated or defined pursuant to, or that could result in liability under, any Environmental Law.

“Holder” has the meaning ascribed to such term in this Circular under the heading “Principal Canadian Federal Income Tax Considerations”.

“IFRS” means International Financial Reporting Standards adopted by the International Accounting Standards Board, as updated and amended from time to time.

“Interim Order” means the interim order of the Court rendered March 5, 2018, as may be further varied and amended, providing for, among other things, the calling and holding of the Kennady Meeting, attached as Schedule “G” – “Interim Order” to this Circular.

“IRS” means the U.S. Internal Revenue Service.

“Joint Venture Agreement” has the meaning ascribed to such term in Schedule “J” – “Information Concerning Mountain Province”.

“Kennady” means Kennady Diamonds Inc., a corporation existing under the OBCA, and all successors thereto.

“Kennady Board” means the board of directors of Kennady, as the same is constituted from time to time; any recommendation or determination of the Kennady Board referenced in this Circular shall be deemed to exclude any director who noted a conflict and abstained from voting on any matter, which, for greater certainty, shall exclude Mr. Comerford and Dr. Moore in respect of any recommendation or determination of the Kennady Board in respect of the Arrangement or the Arrangement Resolution.

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“Kennady Change in Recommendation” has the meaning ascribed to such term in Section 8.2(c)(i) of the Arrangement Agreement.

“Kennady Disclosure Letter” means the letter dated January 28 2018 and delivered by Kennady to Mountain Province in the form accepted by and initialled on behalf of Mountain Province with respect to certain matters in the Arrangement Agreement.

“Kennady DSUs” means deferred share unit awards of Kennady issued or issuable pursuant to the Kennady Long Term Equity Incentive Plan.

“Kennady Financial Statements” has the meaning ascribed to such term in Schedule “L” – “Financial Statements of Kennady” to this Circular.

“Kennady Long Term Equity Incentive Plan” means the 2017 long term equity incentive plan of Kennady, approved by Kennady Shareholders on June 20, 2017.

“Kennady Management Proxyholders” has the meaning ascribed to such term in this Circular under the heading “General Proxy Information – Kennady Shareholders – Kennady Shareholders Entitled to Vote”.

“Kennady Material Adverse Effect” means any change, development, effect, event, circumstance, fact or occurrence that individually or in the aggregate with other such changes, developments, effects, events, circumstances, facts or occurrences, (x) is or would reasonably be expected to be, material and adverse to the business, condition (financial or otherwise), properties, assets (tangible or intangible), liabilities (including any contingent liabilities), operations or results of operations of Kennady and its subsidiaries, taken as a whole, or (y) prevents or materially adversely affects, or would reasonably be expected to prevent or materially adversely affect, the ability of Kennady to timely perform its obligations under the Arrangement Agreement, except, any change, development, effect, event, circumstance, fact or occurrence resulting from or relating to: (a) a change in the market price of the Kennady Shares following and reasonably attributable to the public announcement of the execution of this Agreement and the transactions contemplated thereby; (b) any changes affecting the global diamond mining industry generally; (c) any change in the market price of diamonds; (d) general economic, political, financial, currency exchange, securities or commodity market conditions in Canada or the United States; (e) any change in IFRS occurring after the date of the Arrangement Agreement; (f) any change in applicable Laws or in the interpretation thereof by any Governmental Entity occurring after the date of the Arrangement Agreement; (g) the commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism; (h) any natural disaster; (i) any decrease in the trading price or any decline in trading volume of the Kennady Shares (it being understood that the cause underlying such change in trading price or trading volume (other than those in items (a) to (h) above) may be taken into account in determining whether a Kennady Material Adverse Effect has occurred); (j) any action taken by Kennady that is required pursuant to this Agreement (excluding any obligation to act in the ordinary course); or (k) any matters disclosed in the Kennady Disclosure Letter; provided, however, that with respect to clauses (b) to (h), such changes do not relate primarily to Kennady or do not have a disproportionate effect on Kennady compared to other companies of similar size operating in the diamond mining industry; and references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a “Kennady Material Adverse Effect” has occurred.

“Kennady Meeting” means the special meeting, including any adjournments or postponements thereof, of the Kennady Shareholders to be held, among other things, to consider and, if deemed advisable, to approve the Arrangement Resolution.

“Kennady Mineral Properties” has the meaning ascribed to such term in the Arrangement Agreement.

“Kennady Mineral Rights” means all of Kennady’s mineral interests and rights with respect to the Kennady Mineral Properties, including any material mining claims, concessions, exploration licences, exploitation licences, prospecting permits, mining leases and mining rights, in each case, either existing under contract or by operation of Law.

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“Kennady North Project” means the 100% Kennady-owned land package comprised of 22 mineral leases and 58 mineral claims located 290 km east-northeast of Yellowknife, Northwest Territories, Canada.

“Kennady North Reports” has the meaning ascribed to such term in Schedule “K” – “Information Concerning Kennady”.

“Kennady Notice of Meeting” has the meaning ascribed to such term in this Circular under the heading “Joint Management Information Circular”.

“Kennady Options” means the outstanding options to purchase Kennady Shares granted under the Kennady Long Term Equity Incentive Plan.

“Kennady Private Placement” has the meaning ascribed to such term in this Circular under the heading “The Kennady Private Placement”.

“Kennady Proxy” means the form of proxy (on blue paper) delivered to Kennady Shareholders.

“Kennady Record Date” means March 5, 2018.

“Kennady RSUs” means the restricted share unit awards of Kennady issued or issuable pursuant to the Kennady Long Term Equity Incentive Plan.

“Kennady SARs” mean stock appreciation rights of Kennady issued or issuable pursuant to the Kennady Long Term Equity Incentive Plan.

“Kennady Shareholder Approval” means the requisite approval for the Arrangement Resolution, being (i) at least 66 ⅔% of the votes cast on the Arrangement Resolution by the Kennady Shareholders present in person or represented by proxy and entitled to vote at the Kennady Meeting, and (ii) at least a majority of the votes cast on the Arrangement Resolution by Minority Kennady Shareholders (i.e., excluding votes attached to Kennady Shares held by any other person described in items (a) through (d) of Section 8.1(2) of MI 61-101) present in person or represented by proxy and entitled to vote at the Kennady Meeting.

“Kennady Shareholders” means the holders of Kennady Shares and

“Kennady Shareholder” means any one of them.

“Kennady Shares” means the common shares in the capital of Kennady.

“Kennady Special Committee” means the special committee of the Kennady Board established to consider and make recommendations to the Kennady Board regarding the Arrangement.

“Kennady Transfer Agent” means Computershare Investor Services Inc.

“Kennady TSXV Approval” means the conditional approval of the TSXV in respect of the Arrangement.

“Kennady U.S. Shareholders” means the holders of Kennady Shares that reside in the United States.

“Kennady Voting and Support Agreements” means the voting and support agreements (including all amendments thereto) between Mountain Province and the Supporting Kennady Shareholders setting forth the terms and conditions upon which, among other things, the Supporting Kennady Shareholders have agreed to vote their Kennady Shares in favour of the Arrangement Resolution.

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any Permit of or from any Governmental Entity having the force of law (including Nasdaq, the TSX and TSXV), and the term “applicable” with respect to such Laws and in

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a context that refers to a Party, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party or its business, undertaking, property or securities.

“Letter of Transmittal” means a letter of transmittal on yellow paper, a form of which accompanies this Circular, to be completed by Kennady Shareholders in connection with the Arrangement.

“Mark-to-Market Election” has the meaning ascribed to such term in this Circular under the heading “Certain U.S. Federal Income Tax Considerations for U.S. Holders – U.S. Federal Income Tax Considerations Relating to the Mountain Province Shares– U.S. Federal Income Tax Considerations Relating to the Mountain Province Shares”.

“Matching Party” has the meaning ascribed to such term in this Circular under the heading “The Arrangement Agreement – Right to Match”.

“Meeting Deadline” means April 10, 2018.

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

“Minority Kennady Shareholders” means all Kennady Shareholders, other than any Kennady Shareholder that meets the criteria set out in Section 8.1(2)(a)-(d) of MI 61-101.

“Minority Mountain Province Shareholders” means all Mountain Province Shareholders, other than any Mountain Province Shareholder that meets the criteria set out in Section 8.1(2)(a)-(d) of MI 61-101.

“Moore Agreement” has the meaning ascribed to such term in Schedule “K” – “Information Concerning Kennady”.

“Mountain Change in Recommendation” has the meaning ascribed to such term in Section 8.2(d)(i) of the Arrangement Agreement.

“Mountain Province” means Mountain Province Diamonds Inc., a company continued under the OBCA, and all successors thereto.

“Mountain Province AIF” means the annual information form of Mountain Province dated March 28, 2017 for the fiscal year ended December 31, 2016, which is available on SEDAR under Mountain Province’s issuer profile at www.sedar.com.

“Mountain Province Awards” means, collectively, Mountain Province Options, Mountain Province RSUs, Mountain Province DSUs and Mountain Province SARs.

“Mountain Province Board” means the board of directors of Mountain Province, as the same is constituted from time to time; any recommendation or determination of the Mountain Province Board referenced in this Circular shall be deemed to exclude any director who noted a conflict and abstained from voting on any matter, which, for greater certainty, shall exclude Mr. Comerford in respect of any recommendation or determination of the Mountain Province Board in respect of the Share Issuance Resolution.

“Mountain Province Disclosure Letter” means the letter dated January 28, 2018 and delivered by Mountain Province to Kennady in the form accepted by and initialled on behalf of Kennady with respect to certain matters in the Arrangement Agreement.

“Mountain Province DSUs” means deferred share unit awards of Mountain Province issued or issuable pursuant to the Mountain Province Long Term Equity Incentive Plan.

“Mountain Province Indenture” has the meaning ascribed to such term in Schedule “J” – “Information Concerning Mountain Province”.

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“Mountain Province Long Term Equity Incentive Plan” means the 2016 long term equity incentive plan of Mountain Province, approved by Mountain Province Shareholders on June 21, 2016.

“Mountain Province Management Proxyholders” has the meaning ascribed to such term in this Circular under the heading “General Proxy Information – Mountain Province Shareholders – Mountain Province Shareholders Entitled to Vote”.

“Mountain Province Material Adverse Effect” means any change, development, effect, event, circumstance, fact or occurrence that individually or in the aggregate with other such changes, developments, effects, events, circumstances, facts or occurrences, (x) is or would reasonably be expected to be, material and adverse to the business, condition (financial or otherwise), properties, assets (tangible or intangible), liabilities (including any contingent liabilities), operations or results of operations of Mountain Province and its subsidiaries, taken as a whole, or (y) prevents or materially adversely affects, or would reasonably be expected to prevent or materially adversely affect, the ability of Mountain Province to timely perform its obligations under the Arrangement Agreement, except, any change, development, effect, event, circumstance, fact or occurrence resulting from or relating to: (a) a change in the market price of the Mountain Province Shares following and reasonably attributable to the public announcement of the execution of this Agreement and the transactions contemplated thereby; (b) any changes affecting the global diamond mining industry generally; (c) any change in the market price of diamonds; (d) general economic, political, financial, currency exchange, securities or commodity market conditions in Canada or the United States; (e) any change in IFRS occurring after the date of the Arrangement Agreement; (f) any change in applicable Laws or in the interpretation thereof by any Governmental Entity occurring after the date of the Arrangement Agreement; (g) the commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism; or (h) any natural disaster; (i) any decrease in the trading price or any decline in trading volume of the Mountain Province Shares (it being understood that the cause underlying such change in trading price or trading volume (other than those in items (a) to (h) above) may be taken into account in determining whether a Mountain Province Material Adverse Effect has occurred); (j) any action taken by Mountain Province or any of its Subsidiaries that is required pursuant to this Agreement (excluding any obligation to act in the ordinary course); or (k) any matters disclosed in the Mountain Province Disclosure Letter; provided, however, that with respect to clauses (b) to (h), such changes do not relate primarily to Mountain Province or do not have a disproportionate effect on Mountain Province compared to other companies of similar size operating in the diamond mining industry; and references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a “Mountain Province Material Adverse Effect” has occurred.

“Mountain Province Meeting” means the special meeting, including any adjournments or postponements thereof, of the Mountain Province Shareholders to be held, among other things, to consider and, if deemed advisable, to approve the Share Issuance Resolution.

“Mountain Province Mineral Properties” has the meaning ascribed to such term in the Arrangement Agreement.

“Mountain Province Mineral Rights” means all of Mountain Province’s mineral interests and rights with respect to the Mountain Province Mineral Properties, including any material mining claims, concessions, exploration licences, exploitation licences, prospecting permits, mining leases and mining rights, in each case, either existing under contract, by operation of Law.

“Mountain Province Nasdaq Approval” means the conditional approval of Nasdaq of the issuance and listing on Nasdaq of the Consideration Shares, subject only to satisfaction of the customary listing conditions of Nasdaq.

“Mountain Province Notice of Meeting” has the meaning ascribed to such term in this Circular under the heading “Joint Management Information Circular”.

“Mountain Province Options” means the outstanding options to purchase Mountain Province Shares granted under the Mountain Province Long Term Equity Incentive Plan.

“Mountain Province Proxy” means the form of proxy (on white paper) delivered to Mountain Province Shareholders.

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“Mountain Province Record Date” means March 5, 2018.

“Mountain Province RSUs” means the restricted share unit awards of Mountain Province issued or issuable pursuant to the Mountain Province Long Term Equity Incentive Plan.

“Mountain Province SARs” mean stock appreciation rights of Mountain Province issued or issuable pursuant to the Mountain Province Long Term Equity Incentive Plan.

“Mountain Province Shareholder Approval” means the requisite approval for the Share Issuance Resolution, being a majority of the votes cast on the Share Issuance Resolution by the holders of Mountain Province Shares, present in person or represented by proxy and entitled to vote at the Mountain Province Meeting, together with minority approval in accordance with Section 8.1 of MI 61-101.

“Mountain Province Shareholders” means the holders of Mountain Province Shares and

“Mountain Province Shareholder” means any one of them.

“Mountain Province Shares” means common shares in the capital of Mountain Province.

“Mountain Province Special Committee” means the special committee of the Mountain Province Board established to consider and make recommendations to the Mountain Province Board regarding the Arrangement.

“Mountain Province Transfer Agent” means Computershare Investor Services Inc.

“Mountain Province TSX Approval” means the conditional approval of the TSX of the listing and posting for trading on the TSX of the Consideration Shares, subject only to satisfaction of the customary listing conditions of the TSX.

“Mountain Province Voting and Support Agreements” means the voting and support agreements (including all amendments thereto) between Kennady and the Supporting Mountain Province Shareholders, setting forth the terms and conditions upon which, among other things, the Supporting Mountain Province Shareholders have agreed to vote their Mountain Province Shares in favour of the Share Issuance Resolution.

“MVLWB” has the meaning ascribed to such term in Schedule “K” – “Information Concerning Kennady”.

“Nasdaq” means the Nasdaq Stock Market.

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

“NI 45-102” means National Instrument 45-102 – Resale of Securities.

“NI 52-110” means National Instrument 52-110 – Audit Committees.

“NLRC” means Newfoundland and Labrador Refining Corporation.

“Non-Electing Shareholder” has the meaning ascribed to such term in this Circular under the heading “U.S. Federal Income Tax Considerations Relating to the Mountain Province Shares”.

“Non-Registered Kennady Shareholder” means a non-registered holder of Kennady Shares.

“Non-Registered Mountain Province Shareholder” means a non-registered holder of Mountain Province Shares.

“Non-Resident Holder” has the meaning ascribed to such term in this Circular under the heading “Principal Canadian Federal Income Tax Considerations – Holders Not Resident in Canada”.

“Notes” has the meaning ascribed to such term in Schedule “J” – “Information Concerning Mountain Province”.

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“OBCA” means the Business Corporations Act (Ontario) and the regulations made thereunder.

“Offer” has the meaning ascribed to such term in Schedule “K” – “Information Concerning Kennady”.

“Outside Date” means April 30, 2018, or such later date as may be agreed to in writing by the Parties.

“Parties” means Mountain Province and Kennady and

“Party” means any of them.

“Permit” means any license, permit, certificate, consent, order, grant, approval, agreement, classification, restriction, registration or other Authorization of, from or required by any Governmental Entity.

“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

“PFIC” has the meaning ascribed to such term in this Circular under the heading “Certain U.S. Federal Income Tax Considerations for U.S. Holders – U.S. Federal Income Tax Considerations Relating to the Arrangement – Exchange of Kennady Shares for Mountain Province Shares in the Arrangement – Tax-Free Treatment of the Arrangement”.

“Plan of Arrangement” means the plan of arrangement in respect of the Arrangement attached as Schedule “D” – “Plan of Arrangement” to this Circular, and any amendments or variations thereto made in accordance with the Arrangement Agreement or the Plan of Arrangement or at the direction of the Court.

“Proposed Amendments” has the meaning ascribed to such term in this Circular under the heading “Principal Canadian Federal Income Tax Considerations”.

“Proposed PFIC Regulations” has the meaning ascribed to such term in this Circular under the heading “Certain

U.S. Federal Income Tax Considerations for U.S. Holders – U.S. Federal Income Tax Considerations Relating to the Arrangement – Application of the Passive Foreign Investment Company Rules to Arrangement”.

“Proxy Solicitation Agent” means Laurel Hill Advisory Group.

“public corporation” has the meaning ascribed to such term in the Tax Act.

“QEF” has the meaning ascribed to such term in this Circular under the heading “Certain U.S. Federal Income Tax Considerations for U.S. Holders – U.S. Federal Income Tax Considerations Relating to the Mountain Province Shares – U.S. Federal Income Tax Considerations Relating to the Mountain Province Shares”.

“QEF election” has the meaning ascribed to such term in this Circular under the heading “Certain U.S. Federal Income Tax Considerations for U.S. Holders – U.S. Federal Income Tax Considerations Relating to the Mountain Province Shares– U.S. Federal Income Tax Considerations Relating to the Mountain Province Shares”.

“Qualified persons” has the meaning ascribed to such term in NI 43-101.

“Ramsden Agreement” has the meaning ascribed to such term in Schedule “K” – “Information Concerning Kennady”.

“RBC Fairness Opinion” means the fairness opinion of RBC Capital Markets dated January 27, 2018, a copy of which is attached as Schedule “E” – “Fairness Opinion of RBC Capital Markets” to this Circular.

“RDSP” has the meaning ascribed to such term in this Circular under the heading “Principal Canadian Federal Income Tax Considerations – Eligibility for Investment”.

“Receiving Party” has the meaning ascribed to such term in this Circular under the heading “The Arrangement Agreement – Right to Match”.

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“Registered Kennady Shareholder” means a registered holder of Kennady Shares as recorded in the shareholder register of Kennady maintained by Computershare Investor Services Inc.

“Registered Mountain Province Shareholder” means a registered holder of Mountain Province Shares as recorded in the shareholder register of Mountain Province maintained by Computershare Investor Services Inc.

“Registered Plans” has the meaning ascribed to such term in this Circular under the heading “Principal Canadian Federal Income Tax Considerations – Eligibility for Investment”.

“Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the waiver or lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities.

“Reorganization” has the meaning ascribed to such term in this Circular under the heading “Certain U.S. Federal Income Tax Considerations for U.S. Holders – U.S. Federal Income Tax Considerations Relating to the Arrangement – Exchange of Kennady Shares for Mountain Province Shares in the Arrangement – Tax-Free Treatment of the Arrangement”.

“Representatives” means, collectively, in respect of a Person, (a) its directors, officers, employees, agents, representatives and any financial advisor, law firm, accounting firm or other professional firm retained to assist the Person in connection with the transactions contemplated in this Agreement, and (b) the Person’s subsidiaries and the directors, officers, employees, agents and representatives and advisors thereof.

“Resident Holder” has the meaning ascribed to such term in this Circular under the heading “Principal Canadian Federal Income Tax Considerations – Holders Resident in Canada”.

“RESP” has the meaning ascribed to such term in this Circular under the heading “Principal Canadian Federal Income Tax Considerations – Eligibility for Investment”.

“Revolving Credit Agreement” has the meaning ascribed to such term in Schedule “J” – “Information Concerning Mountain Province – Recent Developments – Revolving Credit Agreement”.

“Royalty” has the meaning ascribed to such term in Schedule “K” – “Information Concerning Kennady”.

“RRIF” has the meaning ascribed to such term in this Circular under the heading “Principal Canadian Federal Income Tax Considerations – Eligibility for Investment”.

“RRSP” has the meaning ascribed to such term in this Circular under the heading “Principal Canadian Federal Income Tax Considerations – Eligibility for Investment”.

“SEC” has the meaning ascribed to such term in the Circular under the heading “Note to U.S. Securityholders”.

“Securities Act” means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder.

“Securities Authorities” means all applicable securities regulatory authorities, including the applicable securities commission or similar regulatory authorities in each of the provinces and territories of Canada and the SEC.

“Securities Laws” means Canadian Securities Laws and U.S. Securities Laws and all other applicable securities Laws and applicable stock exchange rules and listing standards of the Stock Exchanges.

“SEDAR” means the System for Electronic Document Analysis and Retrieval.

“Share Issuance Resolution” means the ordinary resolution of the Mountain Province Shareholders voting at the Mountain Province Meeting, present in person or represented by proxy, approving the issuance of the Mountain

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Province Shares constituting the Consideration Shares, substantially in the form set out in Schedule “B” – “Resolutions to be Approved at the Mountain Province Meeting” to this Circular.

“Significant Shareholder” means, collectively, Dermot Fachtna Desmond, Bottin (International) Investments Ltd. and their respective affiliates that hold Mountain Province Shares and Kennady Shares.

“Special Value” has the meaning ascribed to such term in this Circular under the heading “Summary of Circular – Effects of the Arrangement – Holders of Kennady Options and Kennady RSUs”.

“Subject Kennady Securities” means all of the Kennady Shares, (including any Kennady Shares issued upon the exercise of the Kennady Options or acquired by the Supporting Kennady Shareholders on or following the date of such Supporting Kennady Shareholder’s Kennady Voting and Support Agreement and prior to the meeting of Kennady Shareholders to approve the Arrangement Resolution) that are beneficially owned by, or over which control or direction is exercised by, the Supporting Kennady Shareholders and which are entitled to be voted at such meeting.

“Subject Mountain Province Securities” means all of the Mountain Province Shares, (including any Mountain Province Shares issued upon the exercise of the Mountain Province Options or acquired by the Supporting Mountain Province Shareholders on or following the date of such Supporting Mountain Province Shareholder’s Mountain Province Voting and Support Agreement and prior to the meeting of Mountain Province Shareholders to approve the Share Issuance Resolution) that are beneficially owned by, or over which control or direction is exercised by, the Supporting Mountain Province Shareholders and which are entitled to be voted at such meeting.

“Subsidiary” has the meaning ascribed to such term in the National Instrument 45-106 – Prospectus Exemptions.

“Subsidiary PFIC” has the meaning ascribed to such term in this Circular under the heading “Certain U.S. Federal Income Tax Considerations for U.S. Holders – U.S. Federal Income Tax Considerations Relating to the Mountain Province Shares – U.S. Federal Income Tax Considerations Relating to the Mountain Province Shares”.

“Superior Proposal” means a bona fide unsolicited, written Acquisition Proposal made after the date of the Arrangement Agreement that: (a) in respect of an Acquisition Proposal made to Kennady or the Kennady Shareholders, did not result from or otherwise involve a breach of Section 7.1, Section 7.2, Section 7.3 or Section 7.5 of the Arrangement Agreement by Kennady or its Representatives; (b) in respect of an Acquisition Proposal made to Mountain Province or the Mountain Province Shareholders, did not result from or otherwise involve a breach of Section 7.1, Section 7.2, Section 7.4 or Section 7.5 of the Arrangement Agreement by Mountain Province or its Representatives; (c) relates to the acquisition of 100% of a Party’s outstanding common shares or all or substantially all of the consolidated assets of a Party and its Subsidiaries; (d) is reasonably capable of being completed without undue delay, taking into account the financial, legal, regulatory and other aspects of such Acquisition Proposal and the Person making such Acquisition Proposal; (e) that is not subject to a financing condition and in respect of which it has been demonstrated to the satisfaction of the board of directors of such Party, acting in good faith (and after receipt of advice from its financial advisors and its outside legal counsel) that adequate arrangements have been made in respect of any financing required to complete such Acquisition Proposal; (f) if it relates to the acquisition of a Party’s outstanding common shares, is made available to all holders of such Party’s common shares on the same terms and conditions, provided that such holders of such Party’s common shares who are also employees of that Party may be permitted to enter into new employment arrangements or hold securities of the Person making the Acquisition Proposal, conditional on such acquisition; (g) that is not subject to any due diligence and/or access condition; (h) in respect of which a Party’s board of directors and such Party’s committee of independent directors determine, in their good faith judgment, after consultation with outside legal counsel and after receiving advice from their financial advisors that: (A) the failure by the board of directors to recommend that the Party enter into a definitive agreement with respect to such Superior Proposal would be inconsistent with its fiduciary duties under applicable Law; and (B) having regard to all of its terms and conditions, such Acquisition Proposal, would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the holders of such Party’s common shares from a financial point of view than the Arrangement (after taking into account any change to the Arrangement proposed by a Party pursuant to Section 7.5(b) of the Arrangement Agreement); and (i) in respect of an Acquisition Proposal made to Mountain Province or the Mountain Province Shareholders, such Acquisition Proposal is conditional on the Arrangement not being completed.

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“Superior Proposal Notice” has the meaning ascribed to such term in Section 7.5(a)(ii) of the Arrangement Agreement.

“Supporting Kennady Shareholders” means the Kennady Shareholders who are party to the Kennady Voting and Support Agreements: the Significant Shareholder, Jonathan Comerford, Rory Moore, Tom McCandless, Bruce Ramsden, Robert Parsons and Claudia Tornquist, who collectively held 14,560,342 Kennady Shares.

“Supporting Mountain Province Shareholders” means the Mountain Province Shareholders who are party to the Mountain Province Voting and Support Agreements: the Significant Shareholder, Jonathan Comerford, David Whittle, Bruce Dresner, Karen Goracke, Peeyush Varshney, Perry Ing and Carl Verley, who collectively held 39,006,333 Mountain Province Shares.

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as may be amended from time to time.

“Tax Returns” means all returns, reports, declarations, elections, notices, filings, forms, information returns, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, required to be made, prepared or filed with any Governmental Entity in respect of Taxes.

“taxable Canadian property” has the meaning ascribed to such term in the Tax Act.

“taxable capital gain” has the meaning ascribed to such term in this Circular under the heading “Principal Canadian Federal Income Tax Considerations - Taxation of Capital Gains and Capital Losses”.

“Taxes” means all taxes, duties, fees, premiums, assessments, imposts, levies, fees and other charges of any kind whatsoever imposed, assessed, reassessed or collected by any Governmental Entity, including all interest, penalties, fines, instalments, additions to tax or other additional amounts imposed, assessed, reassessed or collected by any Governmental Entity in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, gross income, net income, profits, windfall, royalty, capital, capital gains, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, premium, alternative, real property, excise, stamp, withholding, business, franchise, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti- dumping, all licence, franchise and registration fees and all employment insurance, health insurance and Canada, Québec and other pension plan premiums or contributions imposed by any Governmental Entity, all withholdings on amounts paid to or by the relevant Person and any liability as a transferee, successor, guarantor or by contract or by operation of applicable Laws in respect of any of the foregoing.

“Terminating Party” has the meaning ascribed to such term in this Circular under the heading “The Arrangement Agreement – Right to Match”.

“Termination Fee” means $6,000,000.

“TFSA” has the meaning ascribed to such term in this Circular under the heading “Principal Canadian Federal Income Tax Considerations – Eligibility for Investment”.

“Tranches” has the meaning ascribed to such term in this Circular under the heading “The Kennady Private Placement”.

“Transferred Information” means the personal information (namely, information about an identifiable individual other than their business contact information when used or disclosed for the purpose of contacting such individual in that individual’s capacity as an employee or an official of an organization and for no other purpose) that is in the control of one Party that is to be disclosed or conveyed to one Party or any of its representatives or agents (a “Recipient”) by or on behalf of another Party as a result of or in conjunction with the transactions contemplated herein, and includes all such personal information disclosed to the Recipient prior to the execution of the Arrangement Agreement.

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“TSX” means the Toronto Stock Exchange.

“TSXV” means the TSX Venture Exchange.

“TSXV Policy 5.9” means Policy 5.9 – Protection of Minority Security Holders in Special Transactions of the Corporate Finance Manual of the TSXV.

“U.S.” or “United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

“U.S. Exchange Act” has the meaning ascribed to such term in this Circular under the heading “Note to U.S. Securityholders”.

“U.S. GAAP” means United States generally accepted accounting principles and standards.

“U.S. Holder” has the meaning ascribed to such term in this Circular under the heading “Certain U.S. Federal Income Tax Considerations for U.S. Holders”.

“U.S. person” means a U.S. person, as defined in Rule 902(k) of Regulation S under the U.S. Securities Act.

“U.S. Securities Act” has the meaning ascribed to such term in this Circular under the heading “Note to U.S. Securityholders”.

“U.S. Securities Laws” means all applicable securities legislation in the U.S., including without limitation, the U.S. Securities Act and the U.S. Exchange Act, and the rules and regulations promulgated thereunder, including judicial and administrative interpretations thereof, and the securities laws of the states of the U.S.

“U.S. Securityholders” means those Kennady securityholders that are U.S. residents.

“Voting and Support Agreements” means, collectively, the Mountain Province Voting and Support Agreements and the Kennady Voting and Support Agreements.

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SCHEDULE “B”

RESOLUTIONS TO BE APPROVED AT THE MOUNTAIN PROVINCE MEETING

BE IT RESOLVED THAT:

1.	the arrangement agreement dated January 28, 2018 between Mountain Province Diamonds Inc. (“Mountain Province”) and Kennady Diamonds Inc. (“Kennady”), as it may be amended from time to time (the “Arrangement Agreement”), and all transactions contemplated therein including the plan of arrangement (the “Plan of Arrangement”), and the actions of the directors of Mountain Province in approving the Arrangement Agreement and the actions of the directors and officers of Mountain Province in executing and delivering the Arrangement Agreement and causing the performance by Mountain Province of its obligations thereunder and under the Plan of Arrangement, be and are hereby confirmed, ratified, authorized and approved;

2.	the issuance of such number of Mountain Province common shares (“Mountain Province Shares”) as may be required to be issued pursuant to the terms of the Plan of Arrangement and as more fully described in the accompanying joint management information circular dated March 5, 2018, including such number of Mountain Province Shares as may be required to be issued in connection with the acquisition of all of the common shares of Kennady by Mountain Province pursuant to the Plan of Arrangement, be and is hereby authorized and approved;

3.	notwithstanding that this resolution has been duly passed by the shareholders of Mountain Province or that the Plan of Arrangement has been approved by the Ontario Superior Court of Justice, the directors of Mountain Province be and are hereby authorized and empowered, without further notice to, or approval of, the shareholders of Mountain Province (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Plan of Arrangement and to revoke this resolution at any time prior to the Effective Time (as defined in the Arrangement Agreement); and

4.	any director or officer of Mountain Province is hereby authorized, for and on behalf of Mountain Province, to execute, with or without the corporate seal and, if appropriate, deliver any and all other agreements, applications, forms, waivers, notices, certificates, confirmations and other documents and instruments and to do, or cause to be done, any and all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement, the completion of the Plan of Arrangement and related transactions in accordance with the Arrangement Agreement and the matters authorized hereby, including, without limitation, (i) all actions required to be taken by or on behalf of Mountain Province, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities and (ii) the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Mountain Province, such determination to be conclusively evidenced by the execution and delivery of any such document, agreement or instrument, and the taking or doing of any such action.

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SCHEDULE “C”

RESOLUTIONS TO BE APPROVED AT THE KENNADY MEETING

BE IT RESOLVED THAT:

1.	The arrangement (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario) (the “OBCA”) involving Kennady Diamonds Inc. (“Kennady”), pursuant to the arrangement agreement between Kennady and Mountain Province Diamonds Inc. (“Mountain Province”), dated January 28, 2018, as it may be modified, supplemented or amended from time to time in accordance with its terms (the “Arrangement Agreement”), all as more particularly described and set forth in the joint management information circular of Kennady and Mountain Province dated March 5, 2018 (the “Circular”) accompanying the notice of this meeting, and all transactions contemplated thereby, are hereby authorized, approved and adopted.

2.	The plan of arrangement, as it has been or may be modified, supplemented or amended in accordance with the Arrangement Agreement and its terms, involving Kennady and implementing the Arrangement (the “Plan of Arrangement”), the full text of which is set out as Schedule “D” to the Circular, is hereby authorized, approved and adopted.

3.	The Arrangement Agreement and all the transactions contemplated therein, the actions of the directors of Kennady in approving the Arrangement and the Arrangement Agreement and the actions of the directors and officers of Kennady in executing and delivering the Arrangement Agreement and any modifications, supplements or amendments thereto and causing the performance by Kennady of its obligations thereunder, are hereby ratified and approved.

4.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of Kennady (the “Kennady Shareholders”) entitled to vote thereon or that the Arrangement has been approved by the Court, the directors of Kennady are hereby authorized and empowered, at their discretion, without further notice to or approval of the Kennady Shareholders:

a.	to amend or modify the Arrangement Agreement or the Plan of Arrangement to the extent permitted by their terms; and

b.	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and any related transactions at any time prior to the Effective Time (as defined in the Arrangement Agreement).

5.	Any officer or director of Kennady is hereby authorized and directed, for and on behalf of Kennady to execute, under the corporate seal of Kennady or otherwise, and to deliver or cause to be delivered, for filing under the OBCA, all such documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such documents.

6.	Any officer or director of Kennady is hereby authorized and directed, for and on behalf of Kennady, to execute or cause to be executed and to deliver or cause to be delivered, under the corporate seal of Kennady or otherwise, all such other documents and instruments and to perform or cause to be performed all such other acts and things as, in the opinion of such director or officer may be necessary or desirable to give full force and effect to the foregoing resolutions, the Arrangement Agreement and the completion of the Arrangement and related transactions in accordance with the terms of the Arrangement Agreement and the matters authorized thereby, including, without limitation:

a.	all actions required to be taken by or on behalf of Kennady, and all necessary filings and obtaining the necessary approvals, consents and acceptances of the appropriate regulatory authorities; and

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b.	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Kennady;

such determination, in each case, to be conclusively evidenced by the execution and delivery of any such other document or instrument or the doing of any other such act or thing.

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SCHEDULE “D”

PLAN OF ARRANGEMENT

UNDER SECTION 182 OF THE

ONTARIO BUSINESS CORPORATIONS ACT

ARTICLE 1

INTERPRETATION

1.1	Definitions. In this plan of arrangement, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

(a)	“Arrangement Agreement” means the arrangement agreement dated as of January 28, 2018 between Kennady and Mountain Province to which this Kennady Plan of Arrangement is attached as Schedule A, as may be supplemented, amended or otherwise modified from time to time in accordance with the terms thereof;

(b)	“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario or Vancouver, British Columbia;

(c)	“Code” means the U.S. Internal Revenue Code of 1986;

(d)	“Consideration Shares” means 0.975 of a Mountain Province Share for each one issued and outstanding Kennady Share;

(e)	“Court” means the Ontario Superior Court of Justice (Commercial List) or other court with jurisdiction to consider and issue the Kennady Interim Order and the Kennady Final Order;

(f)	“Depositary” means any trust company, bank or financial institution agreed to in writing between Mountain Province and Kennady for the purpose of, among other things, exchanging the Kennady Shares for the Consideration Shares in connection with the Kennady Arrangement;

(g)	“Director” means the Director appointed pursuant to Section 278 of the OBCA;

(h)	“Dissent Rights” means the rights of dissent in respect to the Kennady Arrangement under the OBCA as described in Article 4;

(i)	“Dissenting Shareholder” means a registered Kennady Shareholder who duly exercises its Dissent Rights pursuant to Article 4 of this Kennady Plan of Arrangement and the Kennady Interim Order and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

(j)	“Effective Date” means the date the Kennady Arrangement becomes effective under the OBCA;

(k)	“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date;

(l)	“Former Kennady Shareholders” means the holders of Kennady Shares immediately prior to the Effective Time;

(m)	“Governmental Entity” means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, agency or entity, domestic or foreign; (b) any stock exchange, including Nasdaq, the TSX and the TSXV; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including

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any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(n)	“including” means including without limitation, and “include” and “includes” have a corresponding meaning;

(o)	“Kennady” means Kennady Diamonds Inc., a corporation incorporated under the OBCA;

(p)	“Kennady Arrangement” means an arrangement under Section 182 of the OBCA on the terms and conditions set forth in this Kennady Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement, this Kennady Plan of Arrangement, or made at the direction of the Court in the Final Order (provided that any such amendment or variation is acceptable to both Kennady and Mountain Province, each acting reasonably);

(q)	“Kennady Arrangement Resolution” means the special resolution of the Kennady Shareholders approving the Kennady Plan of Arrangement;

(r)	“Kennady Final Order” means the final order of the Court pursuant to Section 182(5) of the OBCA, in form acceptable to Kennady and Mountain Province, each acting reasonably, approving the Kennady Arrangement, as such order may be amended by the Court (with the consent of both Kennady and Mountain Province, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Kennady and Mountain Province, each acting reasonably) on appeal;

(s)	“Kennady Interim Order” means the interim order made by the Court contemplated by Section 2.2 of the Arrangement Agreement, in a form acceptable to Kennady and Mountain Province, each acting reasonably, providing for, among other things, the calling and holding of the Kennady Meeting, as the same may be amended, supplemented or varied by the Court (with the consent of Kennady and Mountain Province, each acting reasonably);

(t)	“Kennady Meeting” means the special meeting of the Kennady Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Kennady Interim Order to consider the Kennady Arrangement Resolution;

(u)	“Kennady Plan of Arrangement” has the meaning set forth in the Arrangement Agreement;

(v)	“Kennady Shareholders” means holders of Kennady Shares;

(w)	“Kennady Shares” means the common shares in the capital of Kennady;

(x)	“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self- regulatory authority (including Nasdaq, the TSX and the TSXV), and the term “applicable” with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

(y)	“Lien” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims or other third person interest or encumbrance of any

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kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

(z)	“Mountain Province” means Mountain Province Diamonds Inc., a corporation continued under the laws of the Province of Ontario;

(aa)	“Mountain Province Shares” means the common shares in the capital of Mountain Province;

(bb)	“OBCA” means the Business Corporations Act (Ontario);

(cc)	“Parties” means Kennady and Mountain Province, and “Party” means any of them;

(dd)	“Person” or “person” means an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, trustee, executor, administrator or other legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

(ee)	“Tax Act” has the meaning set forth in the Arrangement Agreement;

(ff)	“Taxes” means all taxes, duties, fees, premiums, assessments, imposts, levies, fees and other charges of any kind whatsoever imposed, assessed, reassessed or collected by any Governmental Entity, including all interest, penalties, fines, instalments, additions to tax or other additional amounts imposed, assessed, reassessed or collected by any Governmental Entity in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, gross income, net income, profits, windfall, royalty, capital, capital gains, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, premium, alternative, real property, excise, stamp, withholding, business, franchise, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment insurance, health insurance and Canada, Québec and other pension plan premiums or contributions imposed by any Governmental Entity, all withholdings on amounts paid to or by the relevant Person and any liability as a transferee, successor, guarantor or by contract or by operation of applicable Laws in respect of any of the foregoing;

(gg)	“TSX” means the Toronto Stock Exchange; and

(hh)	“TSXV” means the TSX Venture Exchange.

1.2	Sections and Headings. The division of this Kennady Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Kennady Plan of Arrangement. Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Kennady Plan of Arrangement.

1.3	Number, Gender and Persons. In this Kennady Plan of Arrangement, unless otherwise expressly stated or the context otherwise requires, words importing the singular number shall include the plural and vice versa, and words importing gender shall include all genders.

1.4	Meaning. Words and phrases used herein and defined in the OBCA shall have the same meaning herein as in the OBCA, unless the context otherwise requires.

1.5	Statutory References. Any reference in this Kennady Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

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1.6	Currency. Unless otherwise stated all references in this Kennady Plan of Arrangement to sums of money are expressed in lawful money of Canada.

1.7	Business Day. In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.8	Governing Law. This Kennady Plan of Arrangement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

1.9	Binding Effect. This Kennady Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on: (i) Kennady; (ii) Mountain Province; (iii) all registered and beneficial Kennady Shareholders; (iv) the Dissenting Shareholders; (v) the registrar and transfer agent in respect of the Kennady Shares; and (vi) the Depositary.

ARTICLE 2

ARRANGEMENT AGREEMENT

2.1	Arrangement Agreement. This Kennady Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

ARTICLE 3

THE KENNADY ARRANGEMENT

3.1	The Arrangement. On the Effective Date, commencing at the Effective Time, the following events or transactions shall occur and be deemed to occur in the following chronological order without any further act or formality notwithstanding anything contained in the provisions attaching to any of the securities of Kennady or Mountain Province, but subject to the provisions of Article 4:

(a)	At the Effective Time, each Kennady Share held by a Dissenting Shareholder shall, and shall be deemed to be, transferred by the holder thereof, without any further act or formality on its part, free and clear of all Liens, to Kennady for cancellation, and Kennady shall thereupon be obliged to pay the amount therefor determined and payable in accordance with Article 4 hereof, and the name of each such holder shall be removed from the securities register as a holder of Kennady Shares.

(b)	All Kennady Shares (other than Kennady Shares held by Mountain Province or Dissenting Shareholders) shall be transferred to Mountain Province, free and clear of any Liens, and:

(i)	each holder thereof shall receive, in exchange for each Kennady Share, the Consideration Shares;

(ii)	each holder of the Kennady Shares shall cease to be the holder of such shares and such holder’s name shall be removed from the securities register of Kennady with respect to such shares;

(iii)	Mountain Province shall be entered in the securities register of Kennady as the holder thereof; and

(iv)	Former Kennady Shareholders (other than Dissenting Shareholders) shall be entered in the securities register of Mountain Province as holders of the Consideration Shares to which they are entitled pursuant to this Section 3.1(b).

3.2	No Fractional Shares. Notwithstanding any other provision of this Kennady Arrangement, in no event shall any Former Kennady Shareholder be entitled to a fractional Mountain Province Share. Where the aggregate number of Mountain Province Shares to be issued to a Former Kennady Shareholder pursuant to

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Section 3.1(b) hereof would result in a fraction of a Mountain Province Share being issuable, the number of Mountain Province Shares to be received by such Former Kennady Shareholder shall be: (i) rounded down to the nearest whole Mountain Province Share in the event that the number of fractional Mountain Province Shares is equal to or less than 0.5; and (ii) rounded up to the nearest whole Mountain Province Share in the event that the number of fractional Mountain Province Shares is greater than 0.5 and less than 1.0.

3.3	Tax Election. A Former Kennady Shareholder who exchanges Kennady Shares for Mountain Province Shares pursuant to this Kennady Plan of Arrangement and who provides Mountain Province with a letter of representation in a form satisfactory to Mountain Province acting reasonably that such Former Kennady Shareholder does not hold their Kennady Shares as capital property for purposes of the Tax Act, shall be entitled to make an income tax election with Mountain Province, pursuant to subsection 85(1) or 85(2) of the Tax Act, as applicable (and the analogous provisions of provincial income tax law) by providing two signed copies of the necessary election forms to Mountain Province within 90 days following the Effective Date, duly completed including the details of the number of Kennady Shares transferred and the applicable agreed amounts for the purposes of such elections. Thereafter, subject to the election forms complying with the provisions of the Tax Act (or applicable provincial income tax law), the forms will be signed by Mountain Province and returned to such Former Kennady Shareholders within 60 days after the receipt thereof by Mountain Province for filing with the Canada Revenue Agency (or the applicable provincial taxing authority). In its sole discretion, Mountain Province may choose to sign and return an election form received by it more than 90 days following the Effective Date, but has no obligation to do so. Mountain Province will not be responsible for the proper completion of any election form and, except for the obligation of Mountain Province to so sign and return duly completed election forms which are received by Mountain Province within 90 days of the Effective Date as described above, Mountain Province shall have no other obligation with respect to any such election and will not be responsible for any taxes, interest, penalties or losses whatsoever resulting from the failure by a Kennady Shareholder to properly complete or file the election forms in the form and manner and within the time prescribed by the Tax Act (and any applicable provincial legislation).

3.4	Deemed Fully Paid and Non-Assessable Shares. All Consideration Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes.

3.5	Arrangement Effectiveness. The Kennady Arrangement shall become final and conclusively binding on all registered and beneficial Kennady Shareholders, each of Kennady and Mountain Province, the Dissenting Shareholders, the registrar and transfer agent in respect of the Kennady Shares and the Depositary on the Effective Date.

3.6	Supplementary Actions. Notwithstanding that the transactions and events set out in Section 3.1 hereof shall occur and shall be deemed to occur in the chronological order therein set out without any act or formality, each of Kennady and Mountain Province shall be required to make, do and execute or cause and procure to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be required to give effect to, or further document or evidence, any of the transactions or events set out in Section 3.1 hereof, including any resolutions of directors authorizing the issue, transfer or redemption of shares, any share transfer powers evidencing the transfer of shares and any receipt therefor, and any necessary additions to or deletions from share registers.

3.7	Withholding Rights. Mountain Province, Kennady and the Depositary shall be entitled to deduct and withhold from the consideration payable or otherwise deliverable to any Person, including to Dissenting Shareholders pursuant to Article 4, and from all dividends, other distributions or other amount otherwise payable to any Former Kennady Shareholders, such Taxes or other amounts as Mountain Province, Kennady or the Depositary is required, entitled or permitted to deduct and withhold with respect to such payment under the Tax Act, the Code or any other provisions of any applicable Laws, in each case, as amended. To the extent that Taxes or other amounts are so deducted and withheld, such deducted and withheld Taxes or other amounts shall be treated for all purposes of this Kennady Plan of Arrangement as having been paid to the Person in respect of which such deduction or withholding was made, provided that such deducted or withheld Taxes or other amounts are actually remitted to the appropriate taxing authority. Mountain Province, Kennady and the Depositary shall be authorized to sell or otherwise dispose of, on behalf of a Kennady

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Shareholder, such portion of the Consideration Shares issuable to such Kennady Shareholder (if any) as is necessary to provide sufficient funds to enable it to comply with its deducting or withholding requirements and such party shall notify the applicable Kennady Shareholder of the details of such disposition, including the gross proceeds and any adjustments to the proceeds, and remit any unapplied balance of the net proceeds of such sale to such Kennady Shareholder.

ARTICLE 4

RIGHTS OF DISSENT

4.1	Rights of Dissent. The Kennady Shareholders may exercise rights of dissent (the “Dissent Rights”) in connection with the Kennady Arrangement pursuant to the Kennady Interim Order and the Kennady Final Order and in the manner set forth in Section 185 of the OBCA, provided that the written notice setting forth the objection of such registered Kennady Shareholders to the Kennady Arrangement and exercise of Dissent Rights must be received by Kennady not later than 5:00 p.m. (Toronto Time) on the Business Day that is two Business Days before the Kennady Meeting or any date to which the Kennady Meeting may be postponed or adjourned and provided further that holders who exercise such rights of dissent and who:

(a)	are ultimately entitled to be paid fair value for their Kennady Shares, which fair value, notwithstanding anything to the contrary contained in the OBCA, shall be determined immediately prior to the approval of the Kennady Arrangement Resolution, shall be deemed to have transferred their Kennady Shares to Kennady as of the Effective Time in consideration for a debt claim against Kennady to be paid the fair value of such Kennady Shares and will not be entitled to any other payment or consideration, including any payment that would be payable under the Kennady Arrangement had such holders not exercised their Dissent Rights; and

(b)	are ultimately not entitled, for any reason, to be paid fair value for their Kennady Shares shall be deemed to have participated in the Kennady Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Kennady Shares, and shall be entitled to receive only the consideration contemplated in Section 3.1(b) hereof (less any Taxes or other amounts deducted or withheld pursuant to Section 3.7 hereof) that such Kennady Shareholder would have received pursuant to the Kennady Arrangement if such Kennady Shareholder had not exercised Dissent Rights.

4.2	Recognition of Dissenting Shareholders. In no circumstances shall Kennady or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is a registered holder of those Kennady Shares in respect of which such rights are sought to be exercised. From and after the Effective Date, neither Kennady nor any other Person shall be required to recognize a Dissenting Shareholder as a shareholder of Kennady and the names of the Dissenting Shareholders shall be deleted from the register of holders of Kennady Shares previously maintained or caused to be maintained by Kennady.

ARTICLE 5

CERTIFICATES AND PAYMENTS

5.1	Mountain Province Shares. Mountain Province shall deliver or arrange to be delivered to the Depositary the Consideration Shares in certificated or book-entry form required to be issued to Kennady Shareholders, which Consideration Shares shall be held by the Depositary as agent and nominee for such Kennady Shareholders for delivery to such Kennady Shareholders in accordance with the provisions of Section 6.1(a) hereof.

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ARTICLE 6

DELIVERY OF SHARES

6.1	Delivery of Mountain Province Shares.

(a)	Upon surrender to the Depositary for cancellation of a certificate, or in the case of Kennady Shares in uncertificated or book-entry form, an “agent’s message” evidencing the surrender of such shares, that immediately before the Effective Time represented one or more outstanding Kennady Shares that were transferred in consideration for the Consideration Shares in accordance with Section 3.1(b) hereof together with a duly completed and executed letter of transmittal and such other documents and instruments as would have been required to effect the transfer of such Kennady Shares under the OBCA and the articles and by laws of Kennady and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered Kennady Shares shall be entitled to receive in exchange therefor, and the Depositary shall deliver on behalf of Mountain Province to such holder following the Effective Time, the Consideration Shares in certificated or book-entry form, that such holder is entitled to receive in accordance with Section 3.1(b) hereof.

(b)	After the Effective Time and until surrendered for cancellation as contemplated by Section 6.1(a) hereof, each Kennady Share shall be deemed at all times to represent only the right to receive in exchange therefor the Consideration Shares that the holder of such Kennady Shares is entitled to receive in accordance with Section 3.1(b) hereof.

6.2	Lost Certificates. If any certificate that immediately prior to the Effective Time represented one or more outstanding Kennady Shares that were exchanged for Consideration Shares in accordance with Section 3.1(b) hereof, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver, in exchange for such lost, stolen or destroyed certificate, a certificate representing the Consideration Shares that such holder is entitled to receive in accordance with Section 3.1(b) hereof. When authorizing such delivery in exchange for such lost, stolen or destroyed certificate, the holder to whom such delivery is to be made shall, as a condition precedent to such delivery, give a bond satisfactory to Mountain Province and the Depositary in such amount as Mountain Province and the Depositary may direct, or otherwise indemnify Mountain Province and the Depositary in a manner satisfactory to Mountain Province and the Depositary, against any claim that may be made against Mountain Province or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed, and shall otherwise take such actions as may be required by the articles or by laws of Kennady.

6.3	Distributions with Respect to Unsurrendered Certificates. No dividend or other distribution declared or made after the Effective Time with respect to Mountain Province Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered Kennady Shares, unless and until the holder of such Kennady Shares shall have complied with the provisions of Section 6.1 hereof. Subject to applicable Law and to Section 6.4 hereof, at the time of such compliance, there shall, in addition to the delivery of the Consideration Shares to which such holder is entitled in accordance with Section 3.1(b) hereof, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Consideration Shares.

6.4	Limitation and Proscription. To the extent that a Former Kennady Shareholder shall not have complied with the provisions of Section 6.1 or Section 6.2 hereof on or before the date that is six years after the Effective Date (the “final proscription date”), then the Consideration Shares that such Former Kennady Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and, as of such final proscription date, the Depositary shall deliver the certificates representing such Consideration Shares to Mountain Province and Mountain Province shall cancel such share certificate, and the interest of the Former Kennady Shareholder in such Consideration Shares to which it was entitled shall be terminated.

6.5	Paramountcy. From and after the Effective Time: (i) this Kennady Plan of Arrangement shall take precedence and priority over any and all Kennady Shares issued prior to the Effective Time or pursuant to

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this Kennady Plan of Arrangement; (ii) the rights and obligations of the registered holders of Kennady Shares (including Dissenting Shareholders) and Kennady, Mountain Province, the Depositary and any transfer agent or other Depositary in relation thereto, shall be solely as provided for in this Kennady Plan of Arrangement; and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Kennady Shares shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

ARTICLE 7

AMENDMENT AND FURTHER ASSURANCES

7.1	Amendments to Plan of Arrangement

(a)	The Arrangement Agreement and the Kennady Plan of Arrangement may be amended at any time and from time to time before or after the holding of the Kennady Meeting but not later than the Effective Time; provided that any such amendment (i) is in writing and is agreed to in writing by the Parties; (ii) if required, is filed with the Court; and (iii) if made following the Kennady Meeting, is approved by the Court and, if and as required by the Court, is communicated to Kennady Shareholders and/or consented to by Kennady Shareholders.

(b)	Any amendment made before the Kennady Meeting in accordance with this Section 7.1 may be made with or without any other prior notice or communication and, if accepted by the Kennady Shareholders voting at the Kennady Meeting (other than as may be required under the Interim Order), shall become part of the Arrangement Agreement and the Kennady Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Kennady Plan of Arrangement may be made by the Parties without the approval of or communication to the Court or the Kennady Shareholders, provided that it concerns a matter which, in the reasonable opinion of the Parties is of an administrative or ministerial nature required to better give effect to the implementation of this Kennady Plan of Arrangement and is not materially adverse to the financial or economic interests of any of Kennady Shareholders.

(d)	Notwithstanding the foregoing provisions of this Article 7, no amendment, modification or supplement of this Kennady Plan of Arrangement may be made prior to the Effective Time except in accordance with the terms of the Arrangement Agreement.

7.2	Further Assurances. Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur at the time and in the manner set out in this Kennady Plan of Arrangement without any further act or formality, Kennady and Mountain Province shall make, do and execute, or cause to be made, done or executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

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SCHEDULE “E”

FAIRNESS OPINION OF RBC CAPITAL MARKETS

See attached.

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RBC Dominion Securities Inc. P.O. Box 50 Royal Bank Plaza Toronto, Ontario M5J 2W7 Telephone: (416) 842-2000

January 27, 2018

The Special Committee of the Board of Directors

Mountain Province Diamonds Inc.

161 Bay Street, Suite 1410

P.O. Box 216

Toronto, Ontario

M5J 2S1

To the Special Committee:

RBC Dominion Securities Inc. (“RBC”), a member company of RBC Capital Markets, understands that Mountain Province Diamonds Inc. (“Mountain Province” or the “Company”) and Kennady Diamonds Inc. (“Kennady”) propose to enter into an agreement to be dated January 28, 2018 (the “Arrangement Agreement”) to effect a plan of arrangement (the “Arrangement”) under the Business Corporations Act (Ontario) pursuant to which Mountain Province will acquire all of the issued and outstanding common shares of Kennady (the “Kennady Shares”) for consideration of 0.975 of a common share of Mountain Province (the “Mountain Province Shares”) for each Kennady Share. RBC also understands that Mountain Province will be providing financing to Kennady of up to $10 million via an equity private placement at $2.50 per Kennady Share in multiple tranches designed to coincide with Kennady’s planned near-term exploration expenditures. The terms of the Arrangement will be more fully described in a management information circular (the “Circular”), which will be mailed to shareholders of the Company (each a “Mountain Province Shareholder”) in connection with the Arrangement.

RBC also understands that Mr. Dermot Desmond, beneficial owner of Bottin (International) Investments Ltd. (collectively the “Significant Shareholder”), controls approximately 23.7% of the outstanding Mountain Province Shares and approximately 28.5% of the outstanding Kennady Shares, and the Significant Shareholder has entered into voting and support agreements with each of Kennady and Mountain Province to vote these Mountain Province Shares and Kennady Shares, respectively, in favour of the Arrangement. Each of the directors and senior officers of Mountain Province, who in aggregate control approximately 0.7% of the Mountain Province Shares, have also entered into voting and support agreements with Kennady whereby they will vote their Mountain Province Shares in favour of the issuance of Mountain Province Shares pursuant to the Arrangement. Further, each of the directors and senior officers of Kennady, who in aggregate control approximately 0.1% of the Kennady Shares, have entered into voting and support agreements with Mountain Province whereby they will vote their Kennady Shares in favour of the Arrangement. The Significant Shareholder and each of the supporting shareholders above shall be excluded for the purpose of minority approval under Multilateral Instrument 61-101 (“MI 61-101”).

RBC understands that a committee (the “Special Committee”) of the board of directors (the “Board”) of the Company who are independent of the Significant Shareholder has been constituted to consider the Arrangement and make recommendations thereon to the Board. RBC was instructed by the Special Committee that the Arrangement is a “related party transaction” within the meaning of MI 61-101. The Special Committee has retained RBC to prepare and deliver to the Special Committee

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RBC’s opinion (the “Fairness Opinion”) as to the fairness of the consideration to be paid under the Arrangement from a financial point of view to Mountain Province. RBC has not prepared a valuation of the Company, Kennady, or any of their respective securities or assets and the Fairness Opinion should not be construed as such.

Engagement

The Special Committee initially contacted RBC regarding a potential advisory assignment in early January 2018, and RBC was formally engaged by the Special Committee through an agreement between the Company and RBC (the “Engagement Agreement”) dated January 10, 2018. The terms of the Engagement Agreement provide that RBC is to be paid $700,000 for the Fairness Opinion (regardless of its conclusion). In addition, RBC is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances. RBC consents to the inclusion of the Fairness Opinion in its entirety and a summary thereof in the Circular and to the filing thereof, as necessary, by the Company with the securities commissions or similar regulatory authorities in each province of Canada.

Relationship With Interested Parties

Neither RBC, nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of the Company, Kennady, Significant Shareholder or any of their respective associates or affiliates. RBC has not been engaged to provide any financial advisory services nor has it participated in any financing involving the Company, Kennady, the Significant Shareholder or any of their respective associates or affiliates, within the past two years, other than the services provided under the Engagement Agreement. There are no understandings, agreements or commitments between RBC and the Company, Kennady, the Significant Shareholder or any of their respective associates or affiliates with respect to any future business dealings. RBC may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Company, Kennady, the Significant Shareholder or any of their respective associates or affiliates. The compensation of RBC under the Engagement Agreement does not depend in whole or in part on the conclusions reached in the Fairness Opinion or the successful outcome of the Arrangement.

RBC acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company, Kennady, the Significant Shareholder or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, RBC conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company, Kennady, or any of their respective associates or affiliates or the Arrangement.

Credentials of RBC Capital Markets

RBC is one of Canada’s largest investment banking firms, with operations in all facets of corporate and government finance, corporate banking, mergers and acquisitions, equity and fixed income sales and trading and investment research. RBC Capital Markets also has significant operations in the United States and internationally. The Fairness Opinion expressed herein represents the opinion of RBC and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

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Scope of Review

In connection with our Fairness Opinion, we have reviewed and relied upon or carried out, among other things, the following:

1.	the most recent draft, dated January 26, 2018, of the Arrangement Agreement;
2.	the most recent drafts, dated January 27, 2018, of the voting and support agreements to be entered into by the Significant Shareholder, and the directors and senior officers of Kennady and Mountain Province;
3.	audited financial statements of Mountain Province for each of the five years ended December 31, 2012, 2013, 2014, 2015, and 2016;
4.	audited financial statements of Kennady for the period from incorporation on February 27, 2012 to December 31, 2012, and for each of the four years ended December 31, 2013, 2014, 2015, and 2016;
5.	the unaudited interim reports of Mountain Province and Kennady for the quarters ended March 31, 2017, June 30, 2017, and September 30, 2017;
6.	annual reports of Mountain Province and Kennady for each of the two years ended December 31, 2015 and 2016;
7.	the Notices of Annual General & Special Meeting of Shareholders and Management Information Circulars of Mountain Province for the meetings held on June 21, 2016 and April 4, 2017;
8.	the Notices of Annual General & Special Meeting of Shareholders and Management Information Circulars of Kennady for the meetings held on June 21, 2016 and June 20, 2017;
9.	annual information forms of Mountain Province and Kennady for each of the two years ended December 31, 2015 and 2016;
10.	unaudited financial projections for Mountain Province prepared by management of the Company for the years ending December 31, 2018 to December 31, 2028 (the “Mountain Province Management Projections”);
11.	the preliminary information and financial projections regarding resources, milling costs, and mining costs for Kennady, dated January 24, 2018, prepared by JDS Energy & Mining Inc. (“JDS”), Mountain Province’s technical advisor, for use by Mountain Province for the years ending December 31, 2018 to December 31, 2034 (the “Kennady Projections”);
12.	the technical report on the Gahcho Kué Mine (as defined below) dated May 13, 2014 (effective date March 31, 2014) and as amended May 27, 2014 prepared by JDS and Hatch Ltd.;
13.	the technical report on the Kennady North project dated January 24, 2017 prepared by Aurora Geosciences Ltd. (“Aurora”);
14.	the technical report on the Kennady North project dated November 16, 2017 prepared by Aurora;
15.	discussions with senior management of Mountain Province and Kennady;
16.	discussions with Mountain Province’s legal counsel;
17.	discussions with JDS;

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18.	public information relating to the business, operations, financial performance and stock trading history of each of Mountain Province, Kennady and other selected public companies considered by us to be relevant;
19.	public information with respect to other transactions of a comparable nature considered by us to be relevant;
20.	public information regarding the diamond mining industry;
21.	representations contained in certificates addressed to us, dated as of the date hereof, from senior officers of Mountain Province and Kennady as to the completeness and accuracy of the information upon which the Fairness Opinion is based; and
22.	such other corporate, industry and financial market information, investigations and analyses as RBC considered necessary or appropriate in the circumstances.

RBC has not, to the best of its knowledge, been denied access by Mountain Province or Kennady to any information requested by RBC.

Prior Valuations

Mountain Province and Kennady have each represented to RBC that there have not been any prior valuations (as defined in Multilateral Instrument 61-101) of their respective companies or their material assets or their securities in the past twenty-four month period.

Assumptions and Limitations

With the Special Committee’s approval and as provided for in the Engagement Agreement, RBC has relied upon the completeness, accuracy and fair presentation of all of the financial (including, without limitation, the financial statements of Mountain Province and Kennady) and other information, data, advice, opinions or representations obtained by it from public sources, senior management of each of Mountain Province and Kennady, and their respective consultants and advisors (collectively, the “Mountain Province Information” as it relates to Mountain Province and its associates and affiliates, and the “Kennady Information” as it relates to Kennady and its associates and affiliates). The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of such Mountain Province Information and Kennady Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Mountain Province Information or Kennady Information.

Senior officers of Mountain Province have represented to RBC in a certificate delivered as of the date hereof, among other things, that the Mountain Province Information provided to RBC orally by, or in the presence of, any officer or employee of the Company, or in writing by the Company, any of its affiliates (as such term is defined in National Instrument 62-104 Take-Over Bids and Issuer Bids of the Canadian Securities Administrators) or any of their respective agents or advisors, for the purpose of preparing the Fairness Opinion (i) was, at the date provided to RBC, and is at the date hereof complete, true and correct in all material respects, (ii) did not and does not contain any untrue statement of a material fact, and (iii) did not and does not omit to state any material fact necessary to make such Mountain Province Information, or any statement contained therein, not misleading in light of the circumstances in which it was provided to RBC. Since the dates on which the Mountain Province Information was provided to RBC, except as disclosed in writing to RBC, there has been no (i) material change or change in material facts, financial or otherwise, in or relating to the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries, (ii) material change in the Mountain Province Information, or (iii) other material change or change in material facts, in each case, that might reasonably be considered material to the Fairness Opinion.

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Senior officers of Kennady have represented to RBC in a certificate delivered as of the date hereof, among other things, that the Kennady Information provided to RBC orally by, or in the presence of, any officer or employee of the Company, or in writing by the Company, any of its affiliates (as such term is defined in National Instrument 62-104 Take-Over Bids and Issuer Bids of the Canadian Securities Administrators) or any of their respective agents or advisors, for the purpose of preparing the Fairness Opinion (i) was, at the date provided to RBC, and is at the date hereof complete, true and correct in all material respects, (ii) did not and does not contain any untrue statement of a material fact, and (iii) did not and does not omit to state any material fact necessary to make such Kennady Information, or any statement contained therein, not misleading in light of the circumstances in which it was provided to RBC. Since the dates on which the Kennady Information was provided to RBC, except as disclosed in writing to RBC, there has been no (i) material change or change in material facts, financial or otherwise, in or relating to the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company, (ii) material change in the Kennady Information, or (iii) other material change or change in material facts, in each case, that might reasonably be considered material to the Fairness Opinion.

In preparing the Fairness Opinion, RBC has made several assumptions, including that all of the conditions required to implement the Arrangement will be met.

The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of Mountain Province, Kennady, and their respective subsidiaries and affiliates, as they were reflected in the Mountain Province Information and Kennady Information and as they have been represented to RBC in discussions with management of each of Mountain Province and Kennady. In its analyses and in preparing the Fairness Opinion, RBC made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC or any party involved in the Arrangement.

The Fairness Opinion has been provided for the use of the Special Committee and the Board and may not be used by any other person or relied upon by any other person other than the Special Committee and the Board without the express prior written consent of RBC. The Fairness Opinion is given as of the date hereof and RBC disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to RBC’s attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, RBC reserves the right to change, modify or withdraw the Fairness Opinion.

RBC believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Fairness Opinion is not to be construed as a recommendation to any Mountain Province Shareholder as to whether to vote in favour of the issuance of Mountain Province Shares pursuant to the Arrangement.

Overview of Mountain Province Diamonds Inc.

Mountain Province is a Toronto-based diamond mining company that is listed on the Toronto Stock Exchange (“TSX”) and NASDAQ exchanges. Mountain Province has a 49% ownership interest in the Gahcho Kué mine (the “Gahcho Kué Mine” or the “Mine”), which is located at Kennady Lake

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approximately 300 kilometres northeast of Yellowknife, Northwest Territories. The Mine was built and is operated by a joint venture (the “Gahcho Kué Joint Venture” or the “Joint Venture””) in which Mountain Province has an undivided 49% interest. De Beers Canada Inc. (“De Beers”) has an undivided interest of 51% in the Joint Venture and operates the Mine. The Gahcho Kué Mine commenced commercial production in March 2017. As of December 31, 2016, the Mine had probable reserves of 54.6 million carats of diamonds at a grade of 1.57 carats per tonne and inferred resources of 18.5 million carats of diamonds at a grade of 1.63 carats per tonne.

For the nine months ended September 30, 2017, Mountain Province generated net income of C$33.1 million. As at September 30, 2017, Mountain Province had total assets of C$884.8 million.

Overview of Kennady Diamonds Inc.

Kennady is a Toronto-based diamond exploration company that is listed on the TSX Venture Exchange (“TSXV”). The Company’s main focus is the 100% owned Kennady North project, located approximately 300 kilometres northeast of Yellowknife, and immediately adjacent to the Gahcho Kué Mine. As of November 16, 2017, Kennady had indicated resources of 13.6 million carats of diamonds at a grade of 1.60 carats per tonne and inferred resources of 5.0 million carats of diamonds at a grade of 1.54 carats per tonne, as summarized below:

Kennady Resource Summary

	Tonnage (Mt)	Grade (cpt)	Carats (Mct)	Value (US$/ct)

Indicated Resource
Kelvin	8.50	1.60	13.62	$63
Total Indicated Resource	8.50	1.60	13.62	$63

Inferred Resource
Faraday 2	1.39	2.24	3.13	$112
Faraday 3	1.87	1.01	1.90	$75
Total Inferred Resource	3.27	1.54	5.02	$98
Total Resource	11.77	1.58	18.64	$72

Source: Kennady North Project Technical Report, dated November 16, 2017, prepared by Aurora Geosciences Ltd.

Kennady Target for Further Exploration Estimates (“TFFE”)

	Tonnage (Mt)		Grade (+1 mm cpt)
	Low	High	Low	High

Faraday 1	0.6	1.2	1.5	3.7
Faraday 2	0.01	0.04	-	-

Source: Kennady North Project Technical Report, dated November 16, 2017, prepared by Aurora Geosciences Ltd.

For the nine months ended September 30, 2017, Kennady generated a net loss of C$18.6 million. As at September 30, 2017, Kennady had total assets of C$4.8 million.

Fairness Analysis

Approach to Fairness

In considering the fairness of the consideration to be paid under the Arrangement from a financial point of view to Mountain Province, RBC principally considered and relied upon a comparison of the consideration under the Arrangement to the results of a net asset value (“NAV”) analysis of Kennady. A precedent transactions analysis of diamond exploration, development, and production

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companies was also considered, however RBC placed less reliance on this analysis for the reasons listed under Summary of Precedent Transaction Analysis.

RBC also reviewed trading multiples of publicly traded comparable diamond companies similar to Kennady, but noted that differences in size and stage of these companies limit the applicability of this analysis and, given that public company values generally reflect minority discount values rather than “en bloc” values, RBC did not rely on this methodology.

Review of Consideration

Historical Trading Analysis

In assessing the value of the Mountain Province Shares being issued under the Arrangement, RBC relied on the market trading value approach in view of the following: (i) Mountain Province is followed by equity market analysts and trades on a comparable basis and manner consistent with other comparable publicly traded companies; and (ii) the liquidity of the Mountain Province Shares.

During RBC’s review of Mountain Province, including discussions with Mountain Province management, RBC was not made aware of any material information regarding Mountain Province that has not been publicly disclosed, or that would reasonably be expected to materially positively affect the market price of the Mountain Province Shares.

RBC reviewed the historical trading prices and volumes for the Mountain Province Shares. As shown in the table below, such review included, among other things, RBC’s analysis of the average daily trading volume and volume weighted average trading price over various periods ended January 26, 2018.

	TSX
Period Ending January 26, 2018	Trading Price	Average Daily Trading Volume	Implied Value of Consideration
	(C$)		(C$ per share(1))	(C$ millions(2))
Closing	$3.55	1,240,168	$3.46	$176.2
1 Day Volume Weighted Average	$3.42	1,240,168	$3.33	$169.8
5 Day Volume Weighted Average	$3.43	439,824	$3.35	$170.3
10 Day Volume Weighted Average	$3.45	316,960	$3.36	$171.3
30 Day Volume Weighted Average	$3.46	269,269	$3.37	$171.8

Source: Bloomberg

Notes:

1)	Based on the applicable Mountain Province share price multiplied by 0.975 shares per Kennady Share under the Arrangement

2)	Based on 49.6 million Mountain Province shares issued under the Arrangement

Summary of Review of Consideration

Based on the foregoing analysis, RBC believes that the market trading price of the Mountain Province Shares is an appropriate indicator of the per-share value of the consideration to be paid under the Arrangement. Based on the closing price of $3.55 of the Mountain Province Shares on the TSX on January 26, 2018, RBC calculated the per-share value of the consideration to be paid under the Arrangement to be approximately $3.46 per Kennady Share and the total consideration to be approximately $176.2 million.

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Net Asset Value Analysis

The NAV approach allows for the separate assessment of all assets and liabilities on a proportionate ownership basis in the manner most appropriate to the nature of the particular asset or liability. The NAV analysis incorporates the use of a discounted cash flow (“DCF”) analysis to determine the asset values. Adjustments are made for balance sheet items which are either added to or subtracted from the DCF values to arrive at the NAV for the Company.

In conducting the NAV analysis, RBC relied on a life-of-mine DCF analysis of Kennady reflecting the potential to utilize existing plant, equipment, and personnel from the Gahcho Kué Mine and considering the opportunity cost of adjustments to the Gahcho Kué Joint Venture mine plan required to accommodate mining and processing of ore from the Kennady deposit (the “Opportunity Costs”). Such utilization will be subject to negotiated agreement with De Beers as the Joint Venture partner and operator of the Mine.

Discounted Cash Flow Analysis

The DCF approach takes into account the amount, timing and relative certainty of projected unlevered free cash flows expected to be generated by Kennady. The DCF approach requires that certain assumptions be made regarding, among other things, future cash flows, discount rates and terminal values. The possibility that some of the assumptions will prove to be inaccurate is one factor involved in the determination of the discount rates to be used.

Assumptions

RBC performed a life-of-mine DCF analysis on Kennady based on projected unlevered after-tax real free cash flows attributable to the Joint Venture. As a basis for the development of the projected future cash flows, RBC reviewed the Kennady Projections, which assumed the utilization of plant, equipment, and personnel from the Gahcho Kué Mine and therefore reflected lower required operating and capital expenditures than would otherwise be required to develop and mine Kennady North on a standalone basis. While no agreement is in place, based on discussions with management of Mountain Province, RBC assumed the Company would be able to reach an agreement with De Beers to allow for utilization of the Mine’s infrastructure for the Kennady resources and that De Beers would acquire 51% of Kennady in order to maintain the current Joint Venture ownership structure.

The Kennady Projections assume a life-of-mine production period of 2022 to 2034 based on mining the indicated resource from the Kelvin kimberlite, the inferred resource from the Faraday 2 and 3 kimberlites, and a portion of the Faraday 1 TFFE. RBC also reviewed the Mountain Province Management Projections in order to assess the timing impact and magnitude of the Opportunity Costs. RBC developed the base case projections for the pro forma Gahcho Kué entity (the “Base Case”, see Appendix A) after having discussions with management of Mountain Province and with the benefit of understanding the assumptions behind the Kennady Projections, the Mountain Province Management Projections, and the calculation of the Opportunity Costs.

In preparing the Base Case, RBC generally accepted the assumptions of the Mountain Province Management Projections and the Kennady Projections as given, subject to the adjustments relating to the Opportunity Costs noted above. With respect to diamond prices, RBC relied on the available technical reports for Kennady and management estimates for Mountain Province for 2018, and assumed 2% real annual growth thereafter based predominantly on equity research analyst consensuses estimates.

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Sensitivity Analysis

In completing our DCF analysis, RBC did not rely on any single series of projected cash flows but performed a variety of sensitivity analyses using the aforementioned Base Case forecast. Variables sensitized included real annual growth in diamond prices, capital expenditures, operating costs, terms of a potential agreement with De Beers to include Kennady in the Joint Venture, and discount rates. RBC also considered the potential value of future exploration opportunities at Kennady. The results of these sensitivity analyses are reflected in our judgment as to the fairness of the consideration to be paid under the Arrangement from a financial point of view to Mountain Province.

Discount Rates

RBC selected a range of real discount rates between 7% and 9% to apply to the projected future cash flows of Kennady. RBC believes that this range of discount rates reflects the risk inherent in Kennady and Mountain Province based on their current stage of development and geographic location. RBC also believes that these ranges are representative of those used by financial and industry participants in evaluating assets of this nature.

Summary of NAV Analysis

The NAV approach, including taking into account sensitivity analyses as described above, generates results that are consistent with the consideration to be paid under the Arrangement.

Precedent Transaction Analysis

RBC reviewed the available public information with respect to precedent transactions involving companies primarily focused on diamond exploration, development, and production. For the purposes of its analysis, RBC determined that the transactions set forth below are most comparable to the Arrangement, but note that each transaction is: (i) unique in terms of size, stage of development, percentage acquired, geography, resource upside potential and projected capital and operating costs, (ii) reflective of the diamond price environment prevailing at the time of the transaction, and (iii) reflective of the strategic rationale of both the respective acquiror and target and the potential synergies of the transaction. The primary criterion used in analyzing these transactions is transaction value to diamond resource value.

			Transaction	Transaction Value / Diamond Value
Ann. Date	Target	Acquiror	Value(1)	Reserve Only	Total Resource
			(US$M)	(%)	(%)
Diamond Developers
04-Oct-10	African Diamonds	Lucara	$73	12.0%	6.3%
21-Jul-10	Kopane	Firestone	$78	n/a	3.7%
10-Nov-09	AK6 (70%)(2)	Lucara	$49	n/a	4.2%(3)
29-May-07	Gope	Gem Diamonds	$34	n/a	1.9%
Median (Developers)				12.0%	3.9%
Average (Developers)				12.0%	4.0%

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Diamond Producers
17-Jul-17	Dominion Diamond	Washington	$1,051	10.8%	6.2%
13-Nov-12	Ekati (80% / 59%)(4)	Dominion Diamond	$562	18.7%	4.4%
04-Nov-11	De Beers (40%)	Anglo American	$5,100	29.6%(5)	8.7%(5)
21-Jan-11	Finsch	Petra	$250(6)	7.8%	4.3%
18-Nov-09	Cullinan (37%)	Petra	$193	142.3%	3.9%
22-Nov-07	Cullinan	Petra / Al Rajhi / BEE	$149	20.5%(7)	0.8%(7)
19-Jul-07	Kimberley	Gem Diamonds	$331	n/a	38.4%
Median (Producers)				19.6%	4.4%
Average (Producers)				35.6%	9.5%
Median (Developers & Producers)				18.7%	4.3%
Average (Developers & Producers)				34.6%	7.5%

Source: Company reports, Street research, RBC analysis

(1)	Transaction value defined as the sum of total consideration paid for equity interest, debt assumed, non-controlling interest, and environmental and reclamation obligations assumed, less cash acquired
(2)	African Diamonds granted a call option exercisable for 120 days to increase its interest in the project by a further 10.268% in consideration for ~$7 million plus interest at 8% per annum, reducing Lucara’s ownership to 60%
(3)	Resource estimate released subsequent to transaction closing by Lucara
(4)	Dominion Diamond acquired an 80% interest in the Core Zone and a 58.8% interest in the Buffer Zone
(5)	Reserve and resource estimate released subsequent to transaction closing by Anglo American; average value per carat calculated as 2012 sales divided by 2012 carats sold
(6)	Includes $40 million paid to the South African Department of Mineral Resources for the environmental guarantee and working capital requirements at Finsch; excludes capex acceleration and deferred consideration settlement
(7)	Reserve and resource estimate released subsequent to transaction closing by Petra

Summary of Precedent Transaction Analysis

RBC calculated the transaction value to total resource value implied by the Arrangement to be 10.5%. However, none of the precedent transactions involved the same degree of significant capital and operating synergies that may be achieved under the Arrangement. Therefore, precedent transaction multiples were considered but not relied upon to arrive at a conclusion on the fairness of the consideration to be paid under the Arrangement.

Fairness Conclusion

Based upon and subject to the foregoing, RBC is of the opinion that, as of the date hereof, the consideration to be paid under the Arrangement is fair from a financial point of view to Mountain Province.

Yours very truly,

RBC DOMINION SECURITIES INC.

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Appendix A – Kennady Base Case Forecast(1)

(C$ millions)

	Years Ending December 31,
	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E
Free Cash Flow
Net Revenue(2)	$-	$-	$-	$-	$286	$152	$155	$143	$231
EBITDA(3)	-	-	-	-	189	65	98	62	145
Capital Expenditure	(10)	(14)	(10)	(19)	(8)	-	-	(11)	(28)
Unlevered Cash Taxes	-	-	-	-	(30)	(19)	(29)	(18)	(42)
Opportunity Costs (After Tax)	-	-	-	-	(50)	52	13	(117)	(186)
Free Cash Flow	(10)	(14)	(10)	(19)	99	98	81	(83)	(111)

(C$ millions)

	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E
Free Cash Flow
Net Revenue(2)	$129	$131	$134	$137	$139	$142	$145	$-
EBITDA(3)	23	26	28	31	34	36	39	-
Capital Expenditure	(2)	(2)	(2)	(2)	(1)	-	-	(4)
Unlevered Cash Taxes	(4)	(5)	(6)	(6)	(7)	(8)	(9)	-
Opportunity Costs (After Tax)	(185)	142	253	170	-	-	-	(80)
Free Cash Flow	(168)	161	274	193	26	28	30	(84)

Sources: Mountain Management Province Projections, Kennady Projections, RBC analysis

Notes:

1)	Represents 100% of the cash flow to the Gahcho Kué Joint Venture, which is implied based on the Mountain Province Management Projections and the assumptions therein, expressed in real dollar terms

2)	Revenue net of selling costs

3)	Excludes government royalties, which are included in Unlevered Cash Taxes

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SCHEDULE “F”

FAIRNESS OPINION OF HAYWOOD SECURITIES INC.

See attached.

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January 28, 2018

The Special Committee of the Board of Directors and Board of Directors

Kennady Diamonds Inc.

Suite 700 – 1199 West Hastings Street

Vancouver, BC V6E 3T5

To the Special Committee of the Board of Directors and Board of Directors:

Haywood Securities Inc. (“Haywood Securities”) understands that Kennady Diamonds Inc. (the “Corporation”) proposes to enter into an arrangement agreement (the “Arrangement Agreement” and which term shall include the schedules attached thereto) with Mountain Province Diamonds Inc. (“Mountain Province”) dated January 28, 2018, pursuant to which Mountain Province will agree to acquire all of the issued and outstanding common shares of the Corporation (the “Acquired Shares”) by way of a plan of arrangement (the “Plan of Arrangement”), whereby each Acquired Share shall be exchanged for 0.975 of a common share of Mountain Province (the “Consideration”) for each share of the Corporation held (the “Transaction”). The Transaction will be described in greater detail in a joint management information circular (the “Circular”) to be prepared by the Corporation and Mountain Province in compliance with applicable laws, regulations, policies and rules, which Circular will be mailed to the shareholders of the Corporation and Mountain Province.

The Special Committee of the Board of Directors of the Corporation (the “Special Committee”) has engaged Haywood Securities to render an opinion (this “Fairness Opinion”) as to the fairness, from a financial point of view, of the Consideration to be received by the shareholders of the Corporation in connection with the Transaction. Haywood Securities has not prepared a valuation of either the Corporation, or Mountain Province, or any of their respective securities or assets and this Fairness Opinion should not be construed as such.

Engagement

The Special Committee initially contacted Haywood Securities regarding a potential advisory assignment on January 6, 2018 and Haywood Securities was formally engaged by the Special Committee pursuant to an agreement dated January 8, 2018 (the “Engagement Agreement”). Under the Engagement Agreement, Haywood Securities agreed to render an opinion to the Special Committee and the Board of Directors of the Corporation with respect to the fairness, from a financial point of view, of the Consideration to be received by the shareholders of the Corporation in connection with the Transaction. Following review of the terms of the Transaction by Haywood Securities, Haywood Securities rendered its oral opinion to the Special Committee as to the fairness, from a financial point of view, of the Consideration to be received by the shareholders of the Corporation in connection with the Transaction. This Fairness Opinion confirms the oral opinion rendered by Haywood Securities to the Special Committee on January 28, 2018.

Head Office – Vancouver	Calgary	Toronto
Waterfront Centre 200 Burrard Street, Suite 700 Vancouver, BC V6C 3L6	808 First Street SW Suite 301 Calgary, AB T2P 1M9	Brookfield Place, 181 Bay Street Suite 2910, Box 808 Toronto, ON M5J 2T3

Phone:	(604) 697-7100	Phone:	(403) 509-1900	Phone:	(416) 507-2300
Facsimile:	(604) 697-7499	Facsimile:	(403) 509-1999	Facsimile:	(416) 507-2350
Toll-Free:	(800) 663-9499	Toll-Free:	(877) 604-0044	Toll-Free:	(866) 615-2225

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The terms of the Engagement Agreement provide that Haywood Securities is to be paid a fixed fee for its services and will be reimbursed for reasonable out-of-pocket expenses upon submission of the Fairness Opinion. In addition, the Corporation has agreed to indemnify Haywood Securities, its subsidiaries and affiliates, and their respective officers, directors, and employees, against certain expenses, losses, actions, claims, damages and liabilities which may arise directly or indirectly from services performed by Haywood Securities in connection with the Engagement Agreement. The fixed fee payable to Haywood Securities is not contingent in whole or in part upon the outcome of the Transaction or on the conclusions reached in the Fairness Opinion.

Independence of Haywood Securities

Haywood Securities is not an insider, associate, or affiliate of the Corporation or Mountain Province or any of their respective associates or affiliates. Haywood Securities has not entered into any other agreements or arrangements with the Corporation or Mountain Province or any of their affiliates with respect to any future dealings.

Haywood Securities acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Corporation and/or Mountain Province or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. In the ordinary course of trading and brokerage activities, Haywood Securities, the associates and affiliates thereof and the officers, directors and employees of any of them at any time may hold long or short positions, may trade or otherwise effect transactions, for their own account, for managed accounts or for the accounts of customers, in debt or equity securities of the Corporation, Mountain Province, or related assets or derivative securities. As an investment dealer, Haywood Securities conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Corporation or Mountain Province or the Transaction.

Haywood Securities has not acted as agent or underwriter in any financings involving the Corporation, Mountain Province, or any of their associates or affiliates during the 24-month period preceding the date that Haywood Securities was first contacted in respect of the Transaction. During this period however, Haywood Securities was engaged to provide certain financial advisory services to the Corporation in relation to a non-brokered private placement announced on April 28, 2017, in which Haywood Securities received a fee for services provided.

Haywood Securities believes that it is “independent” (as such term is used in Part 6 of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions) of all interested parties in the Transaction and that it has disclosed to the Special Committee all material facts known to it that could be reasonably considered to be relevant to its independence status under Part 6 of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions.

Credentials of Haywood Securities

Haywood Securities is one of Canada’s leading independent investment dealers with operations in corporate finance, equity sales and trading and investment research. The opinion expressed herein is the opinion of Haywood Securities, and the individuals primarily responsible for preparing this opinion are professionals of Haywood Securities experienced in merger, acquisition, divestiture and fairness opinion matters.

Scope of Review and Approach to Analysis

In connection with rendering the Fairness Opinion, Haywood Securities has reviewed and relied upon, or carried out, among other things, the following:

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(a)	reviewed the Arrangement Agreement and Plan of Arrangement, dated January 28, 2018;

(b)	reviewed the disclosure letters between the Corporation and Mountain Province, dated January 28, 2018;

(c)	reviewed the support agreements between Mountain Province and certain officers, directors, and major shareholders of the Corporation;

(d)	reviewed the support agreements between the Corporation and certain officers, directors, and major shareholders of Mountain Province;

(e)	reviewed the audited consolidated financial statements of the Corporation for the financial years ended December 31, 2016 and 2015;

(f)	reviewed the management’s discussion and analysis of the Corporation for the financial years ended December 31, 2016 and 2015;

(g)	reviewed the unaudited consolidated financial statements of the Corporation for the financial quarters ended September 30, 2017, June 30, 2017 and March 31, 2017;

(h)	reviewed the management’s discussion and analysis of the Corporation for the financial quarters ended September 30, 2017, June 30, 2017 and March 31, 2017;

(i)	reviewed the management information circular of the Corporation dated May 16, 2017;

(j)	reviewed the audited consolidated financial statements of Mountain Province for the financial years ended December 31, 2016 and 2015;

(k)	reviewed the management’s discussion and analysis of Mountain Province for the financial years ended December 31, 2016 and 2015;

(l)	reviewed the unaudited consolidated financial statements of Mountain Province for the financial quarters ended September 30, 2017, June 30, 2017 and March 31, 2017;

(m)	reviewed the management’s discussion and analysis of Mountain Province for the financial quarters ended September 30, 2017, June 30, 2017 and March 31, 2017;

(n)	reviewed the annual information form of Mountain Province for the financial year ended December 31, 2016;

(o)	reviewed the management information circular of Mountain Province dated February 28, 2017;

(p)	reviewed the amended and restated joint venture agreement between Mountain Province and De Beers Canada Inc. (“De Beers”) dated July 3, 2009;

(q)	reviewed press releases and other public information relating to the business, financial condition and trading history of each of the Corporation and Mountain Province and other select public companies we considered relevant;

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(r)	reviewed certain applicable National Instrument 43-101 (“NI 43-101”) compliant technical reports of the Corporation and Mountain Province;

(s)	reviewed corporate presentations of each of the Corporation and Mountain Province;

(t)	reviewed certain historical financial information and operating data concerning the Corporation and Mountain Province;

(u)	reviewed certain projected financial information, including without limitation, budgets, financial forecasts, and financial models which were prepared and provided by the Corporation and its advisors;

(v)	reviewed certain internal documents which were prepared and provided by the Corporation and Mountain Province;

(w)	attended due diligence sessions with the Corporation and its advisors;

(x)	reviewed historical market prices and valuation multiples for the common shares of the Corporation and the common shares of Mountain Province and compared such prices and multiples with those of certain publicly traded companies that we deemed relevant for the purposes of our analysis;

(y)	reviewed the financial results of the Corporation and Mountain Province and compared them with publicly available financial data concerning certain publicly traded companies that we deemed relevant for the purposes of our analysis;

(z)	reviewed publicly available financial data for precedent merger and acquisition transactions that we deemed comparable for the purposes of our analysis;

(aa)	compared the Consideration to be received by the shareholders of the Corporation to the value per common share of the Corporation implied by analyses of market multiples of comparable companies;

(bb)	reviewed certain industry and analyst reports and statistics that were deemed relevant for the purposes of our analysis; and

(cc)	reviewed and considered such other financial, market, technical and industry information, and conducted such other investigations, analyses and discussions (including discussions with senior management of the Corporation) as we considered relevant and appropriate in the circumstances.

In addition, Haywood Securities has participated in discussions with members of the Corporation’s senior management team and its advisors regarding the Corporation, past and current business operations, and the Corporation’s financial condition and prospects. Haywood Securities has not, to the best of its knowledge, been denied access by the Corporation to any information under its control requested by Haywood Securities. Haywood Securities did not meet with the auditors of the Corporation or Mountain Province and has assumed the accuracy and fair presentation of and relied upon the audited consolidated financial statements of each of the Corporation and Mountain Province and the reports of the auditor thereon.

In our assessment, we considered several techniques and used a blended approach to determine our opinion on the Transaction. We based this Fairness Opinion upon a number of quantitative and qualitative factors.

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Assumptions and Limitations

With the approval and agreement of the Special Committee, we have relied upon and assumed, without assuming responsibility or liability for independent verification, the completeness, accuracy and fair presentation of all financial information, business plans, financial analyses, forecasts and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Corporation or Mountain Province, their respective subsidiaries, directors, officers, associates, affiliates, consultants, advisors and representatives relating to the Corporation, Mountain Province, their respective subsidiaries, associates and affiliates, and to the Transaction. The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to or, subject to the exercise of professional judgment, attempted to verify independently the completeness, accuracy or fair presentation of any such information, data, advice, opinions and representations and assume no responsibility or liability in connection therewith. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Corporation or Mountain Province under any provincial or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or the facilities of the Corporation or Mountain Province. Haywood Securities has not had the benefit of reviewing a NI 43-101 compliant economic study on the Kennady North Project, as none exists as of the date hereof, nor has it had the benefit of reviewing any NI 43-101 compliant technical report issued since May 27, 2014 in relation to the Gahcho Kué Mine, and accordingly expresses no opinion as to any future results that may be released prior to or following completion of the Transaction, the potential financial impacts to either the Corporation, Mountain Province or De Beers, or the market reaction to such results. Haywood Securities has relied upon the guidance of the Corporation and its technical advisors to estimate the integration of the Kennedy North Project into the Gahcho Kué Mine plan; however, Haywood Securities has not been provided with a clear determination of the likelihood that such an integration will occur. The technical due diligence investigations conducted by Haywood Securities was limited in scope and relied heavily on the experience of management of the Corporation and its technical advisors.

With respect to any financial analyses, forecasts, projections, estimates and/or budgets provided to Haywood Securities and used in its analyses, Haywood Securities notes that projecting future results of any company is inherently subject to uncertainty. Haywood Securities has assumed, however, that such financial analyses, forecasts, projections, estimates and/or budgets were prepared using the assumptions identified therein and that such assumptions reflect the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Corporation and Mountain Province. We express no view as to such financial analyses, forecasts, projections, estimates and/or budgets or the assumptions on which they were based.

We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Transaction, or the sufficiency of this Fairness Opinion for such purposes. In preparing the Fairness Opinion, we have made several assumptions, including that all of the conditions required to complete the Transaction will be met, that the disclosure provided in the Circular with respect to the Corporation, Mountain Province and their respective subsidiaries and affiliates and the Transaction will be accurate in all material respects, and that the Arrangement Agreement and Circular will satisfy all applicable legal requirements.

We have relied as to all legal matters relevant to rendering our Fairness Opinion upon the advice of counsel. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Corporation or Mountain Province or on the contemplated benefits of the Transaction.

The Fairness Opinion is rendered as at the date hereof and on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects,

F-6

financial and otherwise, of the Corporation and Mountain Province as they are reflected in the information provided by the Corporation and Mountain Province and as they were represented to us in our discussions with management of the Corporation and the Special Committee. It should be understood that subsequent developments may affect this Fairness Opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. We are expressing no opinion herein as to the price at which the common shares of the Corporation or Mountain Province will trade at any future time, and this Fairness Opinion is not intended to be and does not constitute a recommendation to any shareholder to accept or reject the Transaction. In our analyses and in connection with the preparation of the Fairness Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of Haywood Securities and any party involved in the Transaction.

We have not been asked to prepare and have not prepared a valuation of the Corporation or Mountain Province or any of the securities or assets thereof and our opinion should not be construed as a “formal valuation” (within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions).

This Fairness Opinion is provided for the exclusive use of the Special Committee and the Board of Directors of the Corporation only in considering the Transaction and, except for the inclusion of this Fairness Opinion and a summary thereof (in a form acceptable to us) in the Circular, may not be published, disclosed, referred or communicated to, or relied upon by, any third party without our prior written consent. Haywood Securities consents to the inclusion of this Fairness Opinion in the Circular. This Fairness Opinion is given as of the date hereof and Haywood Securities disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to the attention of Haywood Securities after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, Haywood Securities reserves the right to change, modify or withdraw the Fairness Opinion.

Haywood Securities believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying this Fairness Opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

Fairness Methodologies

In support of this Fairness Opinion, Haywood Securities performed certain financial analyses with respect to the Corporation and Mountain Province, based on those methodologies and assumptions that we considered appropriate in the circumstances for the purposes of providing this Fairness Opinion. In the context of this Fairness Opinion, Haywood Securities considered the following principal methodologies:

a)	Recent Market Prices and Historical Trading;
b)	Net Asset Value Approach;
c)	Precedent Transactions Approach;
d)	Peer Comparable Approach.

Recent Market Prices and Historical Trading

Haywood Securities reviewed the trading of the Corporation and Mountain Province and their applicable volume weighted average prices (“VWAP”), including implied premiums both on an absolute and a relative basis, the historic exchange ratio between the two companies, and their relative liquidity. The historical trading was also compared to relevant peers. All historical trading was reviewed under several distinct and conventional time intervals relative to the date of this Fairness Opinion.

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As part of the review of recent market prices and historical trading, Haywood Securities calculated a range of historic exchange ratios, implied prices and premiums for comparison to the Consideration.

Net Asset Value Approach

The Net Asset Value (“NAV”) methodology is a fundamental market approach which considers each operating, development, exploration and financial asset, for which individual values are estimated through the application of the methodology viewed as most appropriate in the circumstances, net of obligations and liabilities, aggregated together. Under the NAV approach, the NPV (as defined below) for the Kennady North Project was calculated as the difference between Mountain Province’s applicable NPV for its interest in the Gahcho Kué Mine on a standalone basis and on a pro-forma basis including the estimated impact of the Kennady North Project integrated into the Gahcho Kué mine plan. An NPV for the standalone Kennady North Project was not estimated due to insufficient available data. General and administrative expenses as well as the attributable financial assets and liabilities of each company, as applicable, were then added or subtracted to each company’s respective project NPV.

For the NAV approach, we relied on a discounted cash flow (“DCF”) analysis whereby we discounted the after- tax, future free cash flows of the Gahcho Kué Mine over the life of the asset, with and without the Kennady North Project, at prescribed discount rates, to generate a net present value (the “NPV”). All forecasts of future free cash flow for the Gahcho Kué Mine, with and without the Kennady North Project, were based on operating estimates provided by the technical advisors to the Corporation and informed by their previous analyses of the Gahcho Kué Mine, using diamond price estimates derived from actual sales results and forward estimates from Mountain Province, the Corporation, and the Corporation’s financial and technical advisors.

Haywood Securities also compared the values for the Mountain Province standalone NPV obtained under the DCF analysis with the NPV estimates of various research analysts.

The NAV approach considers a variety of financial methodologies in the context of individual assets, is less biased with respect to a transaction’s timing in relation to commodity price or market cycles due to its principal reliance on long-term forecasts, and explicitly addresses the unique characteristics of the Gahcho Kué Mine, with and without the Kennady North Project, from a long-term operating and production perspective. The NAV approach requires that certain assumptions be made to derive the NPV including, among other things, long-term diamond pricing, exchange rate assumptions and forecasts, mining operations and associated costs, mine plan, capital investment, working capital, and discount rates.

As part of the NAV approach, Haywood Securities performed a range of sensitivity analyses on a variety of factors. This included calculating a range of estimated share prices for the Corporation on an implied basis, utilizing a range of diamond prices and other operating parameters and management guided growth prospects for comparison to the Consideration.

Precedent Transactions Approach

The precedent transactions approach considers transaction multiples in the context of the purchase or sale of public mining companies or assets. Haywood Securities reviewed publicly available information in connection with a variety of mining focused change of control transactions that we considered relevant over recent and longer-term time periods. Haywood Securities also evaluated various area and asset consolidation transactions considered relevant for comparison purposes.

As part of the precedent transactions approach, Haywood Securities identified a range of precedent transaction premiums for comparison to the Consideration.

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Peer Comparable Approach

The peer comparable approach considers public market trading and other statistics of the Corporation and Mountain Province to corresponding data for select publicly-traded diamond companies that we considered relevant. As applicable to each of the Corporation and Mountain Province, we considered multiples of price to NAV, enterprise value to EBITDA (earnings before interest, taxes, depreciation, and amortization), price to cash flow, enterprise value to in-situ resource value, as well as trading liquidity and research coverage, as appropriate.

As part of the peer comparable approach, Haywood Securities identified a range of select peer trading multiples and metrics for the factors identified above for comparison to the relevant multiples and metrics of the Corporation as implied by the Consideration and to Mountain Province, as applicable.

Qualitative Considerations

The assessment of fairness was considered in the context of various risks to the Corporation and Mountain Province including, but not limited to: diamond price risk, exploration risk, development risk, mining risk, joint venture risk, financing risk, cash flow risk, default risk, liquidity risk, and currency risk.

Fairness Considerations

In the assessment of fairness of the Consideration to be received by the shareholders of the Corporation, from a financial point of view, fairness must be determined in the context of the particular transaction, as previously outlined. We have based our conclusion in this Fairness Opinion upon a number of quantitative and qualitative factors, taken as a whole including, but not limited to, an evaluation of the Consideration within the context of our analysis of recent market prices and historical trading, our analysis using the NAV approach, our analysis using the precedent transactions approach, our analysis using the peer comparable approach, a review of the balance of potential risks to the Corporation which are anticipated to be mitigated or incurred as a result of the Transaction, and other factors and analyses, based on our experience in rendering such opinions, which we have deemed to be relevant in the circumstances.

Haywood Securities did not, in considering the fairness of the Consideration to be received by the shareholders of the Corporation in connection with the Transaction, from a financial point of view, assess any income tax consequences that any particular shareholder may face in connection with the Transaction.

Fairness Conclusion

Based on and subject to the foregoing and such other factors as Haywood Securities considered relevant, Haywood Securities is of the opinion that, as of the date hereof, the Consideration to be received by the shareholders of the Corporation in connection with the Transaction is fair, from a financial point of view, to the shareholders of the Corporation.

Yours truly,

HAYWOOD SECURITIES INC.

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SCHEDULE “G”

INTERIM ORDER

See attached.

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Court File No. CV-18-592976-00CL

ONTARIO

SUPERIOR COURT OF JUSTICE

COMMERCIAL LIST

THE HONOURABLE	)	MONDAY, THE 5th
)
JUSTICE	)	DAY OF MARCH, 2018

IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT, R.S.O. 1990, c. B.16, AS AMENDED

AND IN THE MATTER OF RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING KENNADY DIAMONDS INC. and MOUNTAIN PROVINCE DIAMONDS INC.

INTERIM ORDER

THIS MOTION made by the Applicant, Kennady Diamonds Inc. (“Kennady”), for an interim order for advice and directions pursuant to section 182 of the Ontario Business Corporations Act, R.S.O. 1990, c. B.l6, as amended, (the “OBCA”) was heard this day at 330 University Avenue, Toronto, Ontario.

ON READING the Notice of Motion, the Notice of Application issued on February 28, 2018 and the affidavit of Dr. Tom McCandless sworn March 1, 2018, including the Plan of Arrangement, which is attached as Schedule “D” to the draft Joint Management Information Circular (the “Circular”) of Kennady and Mountain Province Diamonds Inc. (“Mountain

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Province”), which is attached as Exhibit A to the Doe Affidavit, and on hearing the submissions of counsel for Kennady and counsel for Mountain Province.

Definitions

1.           THIS COURT ORDERS that all definitions used in this Interim Order shall have the meaning ascribed thereto in the Circular or otherwise as specifically defined herein.

The Meeting

2.           THIS COURT ORDERS that Kennady is permitted to call, hold and conduct a special meeting (the “Meeting”) of the holders of voting common shares (the “Shareholders”) in the capital of Kennady to be held at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia on April 9, 2018 at 1:00 p.m. (Pacific Standard Time) in order for the Shareholders to consider and, if determined advisable, pass a special resolution authorizing, adopting and approving, with or without variation, the Arrangement and the Plan of Arrangement (collectively, the “Arrangement Resolution”).

3.           THIS COURT ORDERS that the Meeting shall be called, held and conducted in accordance with the OBCA, the notice of special meeting of Shareholders, which accompanies the Circular (the “Notice of Meeting”) and the articles and by-laws of Kennady, subject to what may be provided hereafter and subject to further order of this court.

4.           THIS COURT ORDERS that the record date (the “Record Date”) for determination of the shareholders entitled to notice of, and to vote at, the Meeting shall be March 5, 2018.

5.           THIS COURT ORDERS that the only persons entitled to attend or speak at the Meeting shall be:

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a)	the Shareholders or their respective proxyholders;

b)	the officers, directors, auditors and advisors of Kennady;

c)	representatives and advisors of Mountain Province; and

d)	other persons who may receive the permission of the Chair of the Meeting.

6.           THIS COURT ORDERS that Kennady may transact such other business at the Meeting as is contemplated in the Circular, or as may otherwise be properly before the Meeting.

Quorum

7.           THIS COURT ORDERS that the Chair of the Meeting shall be determined by Kennady and that the quorum at the Meeting shall be one or more persons present in person, being Kennady Shareholders entitled to vote thereat or duly appointed proxyholder or representative for an absent shareholder so entitled, and together holding or representing by proxy at least 5% of the Kennady Shares entitled to vote at the Meeting.

Amendments to the Arrangement and Plan of Arrangement

8.           THIS COURT ORDERS that Kennady is authorized to make, subject to the terms of the Arrangement Agreement, and paragraph 9, below, such amendments, modifications or supplements to the Arrangement and the Plan of Arrangement as it may determine without any additional notice to the Shareholders, or others entitled to receive notice under paragraphs 12 and 13 hereof and the Arrangement and Plan of Arrangement, as so amended, modified or supplemented shall be the Arrangement and Plan of Arrangement to be submitted to the Shareholders at the Meeting and shall be the subject of the Arrangement Resolution.

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Amendments, modifications or supplements may be made following the Meeting, but shall be subject to review and, if appropriate, further direction by this Honourable Court at the hearing for the final approval of the Arrangement.

9.           THIS COURT ORDERS that, if any amendments, modifications or supplements to the Arrangement or Plan of Arrangement as referred to in paragraph 8, above, would, if disclosed, reasonably be expected to affect a Shareholder’s decision to vote for or against the Arrangement Resolution, notice of such amendment, modification or supplement shall be distributed, subject to further order of this Honourable Court, by press release, newspaper advertisement, prepaid ordinary mail, or by the method most reasonably practicable in the circumstances, as Kennady may determine.

Amendments to the Circular

10.         THIS COURT ORDERS that Kennady is authorized to make such amendments, revisions and/or supplements to the draft Circular as it may determine and the Circular, as so amended, revised and/or supplemental, shall be the Circular to be distributed in accordance with paragraphs 12 and 13.

Adjournments and Postponements

11.         THIS COURT ORDERS that Kennady, if it deems advisable and subject to the terms of the Arrangement Agreement, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Shareholders respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by such method as Kennady may

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determine is appropriate in the circumstances. This provision shall not limit the authority of the Chair of the Meeting in respect of adjournments and postponements.

Notice of Meeting

12.         THIS COURT ORDERS that, in order to effect notice of the Meeting, Kennady shall send the Circular (including the Notice of Application and this Interim Order), the Notice of Meeting, the form of proxy and the letter of transmittal, along with such amendments or additional documents as Kennady may determine are necessary or desirable and are not inconsistent with the terms of this Interim Order (collectively, the “Meeting Materials”), to the following:

a)	the registered Shareholders at the close of business on the Record Date, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting, by one or more of the following methods:

i)	by pre-paid ordinary or first class mail at the addresses of the Shareholders as they appear on the books and records of Kennady, or its registrar and transfer agent, at the close of business on the Record Date and if no address is shown therein, then the last address of the person known to the Corporate Secretary of Kennady;

ii)	by delivery, in person or by recognized courier service or inter-office mail, to the address specified in (i) above; or

iii)	by facsimile or electronic transmission to any Shareholder, who is identified to the satisfaction of Kennady, who requests such transmission

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in writing and, if required by Kennady, who is prepared to pay the charges for such transmission;

b)	non-registered Shareholders by providing sufficient copies of the Meeting Materials to intermediaries and registered nominees in a timely manner, in accordance with National Instrument 54-101 of the Canadian Securities Administrators; and

c)	the respective directors and auditors of Kennady by delivery in person, by recognized courier service, by pre-paid ordinary or first class mail or, with the consent of the person, by facsimile or electronic transmission, at least twenty one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting;

and that compliance with this paragraph shall constitute sufficient notice of the Meeting.

13.         THIS COURT ORDERS that, in the event that Kennady elects to distribute the Meeting Materials, Kennady is hereby directed to distribute the Circular (including the Notice of Application, and this Interim Order), and any other communications or documents determined by Kennady to be necessary or desirable (collectively, the “Court Materials”) to the holders of options to purchase Kennady Shares (“Kennady Options”) and restricted share units issued by Kennady (“Kennady RSUs”), by any method permitted for notice to Shareholders as set forth in paragraphs 12(a) or 12(b), above, concurrently with the distribution described in paragraph 12 of this Interim Order. Distribution to such persons shall be to their addresses as they appear on the books and records of Kennady or its registrar and transfer agent at the close of business on the Record Date.

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14.         THIS COURT ORDERS that accidental failure or omission by Kennady to give notice of the meeting or to distribute the Meeting Materials or Court Materials to any person entitled by this Interim Order to receive notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of Kennady, or the non-receipt of such notice shall, subject to further order of this Honourable Court, not constitute a breach of this Interim Order nor shall it invalidate any resolution passed or proceedings taken at the Meeting. If any such failure or omission is brought to the attention of Kennady, it shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

15.         THIS COURT ORDERS that Kennady is hereby authorized to make such amendments, revisions or supplements to the Meeting Materials and Court Materials, as Kennady may determine in accordance with the terms of the Arrangement Agreement (“Additional Information”), and that notice of such Additional Information may, subject to paragraph 9, above, be distributed by press release, newspaper advertisement, pre-paid ordinary mail, or by the method most reasonably practicable in the circumstances, as Kennady may determine.

16.         THIS COURT ORDERS that distribution of the Meeting Materials and Court Materials pursuant to paragraphs 12 and 13 of this Interim Order shall constitute notice of the Meeting and good and sufficient service of the within Application upon the persons described in paragraphs 12 and 13 and that those persons are bound by any orders made on the within Application. Further, no other form of service of the Meeting Materials or the Court Materials or any portion thereof need be made, or notice given or other material served in respect of these proceedings and/or the Meeting to such persons or to any other persons, except to the extent required by paragraph 9, above.

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Solicitation and Revocation of Proxies

17.         THIS COURT ORDERS that Kennady is authorized to use the letter of transmittal and proxies substantially in the form of the drafts accompanying the Circular, with such amendments and additional information as Kennady may determine are necessary or desirable, subject to the terms of the Arrangement Agreement. Kennady is authorized, at its expense, to solicit proxies, directly or through its officers, directors or employees, and through such agents or representatives as they may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine. Kennady may waive generally, in its discretion, the time limits set out in the Circular for the deposit or revocation of proxies by Shareholders, if Kennady deems it advisable to do so.

18.         THIS COURT ORDERS that Shareholders shall be entitled to revoke their proxies in accordance with section 110(4) of the OBCA (except as the procedures of that section are varied by this paragraph) provided that any instruments in writing delivered pursuant to s.110(4)(a) of the OBCA must be deposited either with Computershare Investor Services Inc. at any time up to and including the last business day preceding the day of the Meeting (or any adjournment or postponement thereof), or with the Chair of the Meeting before the Meeting begins or, if the Meeting is adjourned, before the adjourned Meeting begins.

Voting

19.         THIS COURT ORDERS that the only persons entitled to vote in person or by proxy on the Arrangement Resolution, or such other business as may be properly brought before the Meeting, shall be those Shareholders who hold voting common shares of Kennady as of the close of business on the Record Date. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed to be votes not cast. Proxies that are properly signed and dated but

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which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

20.         THIS COURT ORDERS that votes shall be taken at the Meeting on the basis of one vote per common share and that in order for the Plan of Arrangement to be implemented, subject to further Order of this Honourable Court, the Arrangement Resolution must be passed, with or without variation, at the Meeting by:

(i)	an affirmative vote of at least two-thirds (66⅔%) of the votes cast in respect of the Arrangement Resolution at the Meeting in person or by proxy by the Shareholders; and

(ii)	a simple majority of the votes cast in respect of the Arrangement Resolution at the Meeting in person or proxy by the Shareholders, other than votes attached to Kennady Shares held by any other person described in items (a) through (d) of Section 8.1(2) of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions.

Such votes shall be sufficient to authorize Kennady to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what is provided for in the Circular without the necessity of any further approval by the Shareholders, subject only to final approval of the Arrangement by this Honourable Court.

21.         THIS COURT ORDERS that in respect of matters properly brought before the Meeting pertaining to items of business affecting Kennady (other than in respect of the

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Arrangement Resolution), each Shareholder is entitled to one vote for each voting common share held.

Dissent Rights

22.         THIS COURT ORDERS that each registered Shareholder shall be entitled to exercise Dissent Rights in connection with the Arrangement Resolution in accordance with section 185 of the OBCA (except as the procedures of that section are varied by this Interim Order and the Plan of Arrangement) provided that, notwithstanding subsection 185(6) of the OBCA, any Shareholder who wishes to dissent must, as a condition precedent thereto, provide written objection to the Arrangement Resolution to Kennady in the form required by section 185 of the OBCA and the Arrangement Agreement, which written objection must be received by Kennady not later than 5:00 p.m. (Eastern time) on Thursday April 5, 2018, or two business days prior to any adjournment of the Meeting, and must otherwise strictly comply with the requirements of the OBCA. For purposes of these proceedings, the “court” referred to in section 185 of the OBCA means this Honourable Court.

23.         THIS COURT ORDERS that any Shareholder who duly exercises such Dissent Rights set out in paragraph 22 above and who:

i)	is ultimately determined by this Honourable Court to be entitled to be paid fair value for his, her or its Kennady Shares, shall be deemed to have transferred those Kennady Shares as of the Effective Time, without any further act or formality and free and clear of all liens, claims, encumbrances, charges, adverse interests or security interests to Kennady for cancellation in consideration for a payment of cash from Kennady equal to such fair value; or

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ii)	is for any reason ultimately determined by this Honourable Court not to be entitled to be paid fair value for his, her or its voting common shares pursuant to the exercise of the Dissent Right, shall be deemed to have participated in the Arrangement on the same basis and at the same time as any non-dissenting Shareholder;

but in no case shall Kennady, Mountain Province or any other person be required to recognize such Shareholders as holders of voting common shares of Kennady at or after the date upon which the Arrangement becomes effective and the names of such Shareholders shall be deleted from Kennady’s register of holders of voting common shares at that time.

Hearing of Application for Approval of the Arrangement

24.         THIS COURT ORDERS that upon approval by the Shareholders of the Plan of Arrangement in the manner set forth in this Interim Order, Kennady may apply to this Honourable Court for final approval of the Arrangement.

25.         THIS COURT ORDERS that distribution of the Notice of Application and the Interim Order in the Circular, when sent in accordance with paragraphs 12 and 13 shall constitute good and sufficient service of the Notice of Application and this Interim Order and no other form of service need be effected and no other material need be served unless a Notice of Appearance is served in accordance with paragraph 26.

26.         THIS COURT ORDERS that any Notice of Appearance served in response to the Notice of Application shall be served on the solicitors for Kennady, with a copy to counsel for Mountain Province, as soon as reasonably practicable, and, in any event, no less than five days before the hearing of this Application at the following addresses:

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FASKEN MARTINEAU DUMOULIN LLP

333 Bay Street, Suite 2400

Toronto, Ontario

M5H 2T6

Brad Moore

bmoore@fasken.com

Tel:     416 865 4550

Lawyers for Kennady

BENNETT JONES LLP

1 First Canadian Place

Suite 3400

Toronto ON M5X 1A4

Robert W. Staley/William Bortolin

staleyr@bennettjones.com

bortolinw@bennettjones.com

Tel:     416 777 4857

 416 777 6126

Lawyers for Mountain Province

27.         THIS COURT ORDERS that, subject to further order of this Honourable Court, the only persons entitled to appear and be heard at the hearing of the within application shall be:

i)	Kennady;

ii)	Mountain Province; and

iii)	any person who has filed a Notice of Appearance herein in accordance with the Notice of Application, this Interim Order and the Rules of Civil Procedure.

28.         THIS COURT ORDERS that any materials to be filed by Kennady in support of the within Application for final approval of the Arrangement may be filed up to one day prior to the hearing of the Application without further order of this Honourable Court.

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29.         THIS COURT ORDERS that in the event the within Application for final approval does not proceed on the date set forth in the Notice of Application, and is adjourned, only those persons who served and filed a Notice of Appearance in accordance with paragraph 26 shall be entitled to be given notice of the adjourned date.

Precedence

30.         THIS COURT ORDERS that, to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating, governing or collateral to the Kennady Shares, Kennady Options, Kennady RSUs or other rights to acquire Kennady Shares, or the articles or by-laws of Kennady, this Interim Order shall govern.

Extra-Territorial Assistance

31.         THIS COURT seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States or other country to act in aid of and to assist this Honourable Court in carrying out the terms of this Interim Order.

Variance

32.         THIS COURT ORDERS that Kennady shall be entitled to seek leave to vary this Interim Order upon such terms and upon the giving of such notice as this Honourable Court may direct.

ENTERED AT / INSCRIT A TORONTO
ON / BOOK NO:
LE / DANS LE REGISTRE NO:

MAR 05 2018

PER / PAR:

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IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT, R.S.O. 1990, c. B.16, as amended, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE	Court File No. CV-18-592976-00CL

KENNADY DIAMONDS INC.

Applicant

ONTARIO SUPERIOR COURT OF JUSTICE (COMMERCIAL LIST) Proceeding commenced at Toronto
INTERIM ORDER

FASKEN MARTINEAU DuMOULIN LLP

Barristers and Solicitors

333 Bay Street, Suite 2400

Bay Adelaide Centre, Box 20

Toronto, ON M5H 2T6

Brad Moore (LSUC: 47880A)

bmoore@fasken.com

Tel: 416 865 4550

Lawyers for the Applicant

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SCHEDULE “H”

DISSENT RIGHTS UNDER THE OBCA

Rights of dissenting shareholders

185 (1) Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a) amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b) amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c) amalgamate with another corporation under sections 175 and 176;

(d) be continued under the laws of another jurisdiction under section 181; or

[Note: On a day to be named by proclamation of the Lieutenant Governor, subsection 185 (1) of the Act is amended by striking out “or” at the end of clause (d) and by adding the following clauses: (See: 2017, c. 20, Sched. 6, s. 24)

(d.1) be continued under the Co-operative Corporations Act under section 181.1;

(d.2) be continued under the Not-for-Profit Corporations Act, 2010 under section 181.2; or]

(e) sell, lease or exchange all or substantially all its property under subsection 184 (3),

a holder of shares of any class or series entitled to vote on the resolution may dissent. R.S.O. 1990, c. B.16, s. 185 (1).

Idem

(2)  If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a) clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b) subsection 170 (5) or (6). R.S.O. 1990, c. B.16, s. 185 (2).

One class of shares

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares. 2006, c. 34, Sched. B, s. 35.

Exception

(3) A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a) amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

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(b) deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986. R.S.O. 1990, c. B.16, s. 185 (3).

Shareholder’s right to be paid fair value

(4) In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted. R.S.O. 1990, c. B.16, s. 185 (4).

No partial dissent

(5) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (5).

Objection

(6) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent. R.S.O. 1990, c. B.16, s. 185 (6).

Idem

(7) The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6). R.S.O. 1990, c. B.16, s. 185 (7).

Notice of adoption of resolution

(8) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection. R.S.O. 1990, c. B.16, s. 185 (8).

Idem

(9) A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights. R.S.O. 1990, c. B.16, s. 185 (9).

Demand for payment of fair value

(10) A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a) the shareholder’s name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares. R.S.O. 1990, c. B.16, s. 185 (10).

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Certificates to be sent in

(11) Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates, if any, representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent. R.S.O. 1990, c. B.16, s. 185 (11); 2011, c. 1, Sched. 2, s. 1 (9).

Idem

(12) A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section. R.S.O. 1990, c. B.16, s. 185 (12).

Endorsement on certificate

(13) A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (13).

Rights of dissenting shareholder

(14) On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a) the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b) the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c) the directors revoke a resolution to amend the articles under subsection 168 (3), terminate an amalgamation agreement under subsection 176 (5) or an application for continuance under subsection 181 (5), or abandon a sale, lease or exchange under subsection 184 (8), in which case the dissenting shareholder’s rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10). R.S.O. 1990, c. B.16, s. 185 (14); 2011, c. 1, Sched. 2, s. 1 (10).

Same

(14.1) A dissenting shareholder whose rights are reinstated under subsection (14) is entitled, upon presentation and surrender to the corporation or its transfer agent of any share certificate that has been endorsed in accordance with subsection (13),

(a) to be issued, without payment of any fee, a new certificate representing the same number, class and series of shares as the certificate so surrendered; or

(b) if a resolution is passed by the directors under subsection 54 (2) with respect to that class and series of shares,

(i) to be issued the same number, class and series of uncertificated shares as represented by the certificate so surrendered, and

(ii) to be sent the notice referred to in subsection 54 (3). 2011, c. 1, Sched. 2, s. 1 (11).

Same

(14.2) A dissenting shareholder whose rights are reinstated under subsection (14) and who held uncertificated shares at the time of sending a notice to the corporation under subsection (10) is entitled,

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(a) to be issued the same number, class and series of uncertificated shares as those held by the dissenting shareholder at the time of sending the notice under subsection (10); and

(b) to be sent the notice referred to in subsection 54 (3). 2011, c. 1, Sched. 2, s. 1 (11).

Offer to pay

(15) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a) a written offer to pay for the dissenting shareholder’s shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares. R.S.O. 1990, c. B.16, s. 185 (15).

Idem

(16) Every offer made under subsection (15) for shares of the same class or series shall be on the same terms. R.S.O. 1990, c. B.16, s. 185 (16).

Idem

(17) Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made. R.S.O. 1990, c. B.16, s. 185 (17).

Application to court to fix fair value

(18) Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (18).

Idem

(19) If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow. R.S.O. 1990, c. B.16, s. 185 (19).

Idem

(20) A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19). R.S.O. 1990, c. B.16, s. 185 (20).

Costs

(21) If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders. R.S.O. 1990, c. B.16, s. 185 (21).

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Notice to shareholders

(22) Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a) has sent to the corporation the notice referred to in subsection (10); and

(b) has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder’s right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions. R.S.O. 1990, c. B.16, s. 185 (22).

Parties joined

(23) All dissenting shareholders who satisfy the conditions set out in clauses (22) (a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application. R.S.O. 1990, c. B.16, s. 185 (23).

Idem

(24) Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders. R.S.O. 1990, c. B.16, s. 185 (24).

Appraisers

(25) The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders. R.S.O. 1990, c. B.16, s. 185 (25).

Final order

(26) The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22) (a) and (b). R.S.O. 1990, c. B.16, s. 185 (26).

Interest

(27) The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment. R.S.O. 1990, c. B.16, s. 185 (27).

Where corporation unable to pay

(28) Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares. R.S.O. 1990, c. B.16, s. 185 (28).

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Idem

(29) Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a) withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder’s full rights are reinstated; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders. R.S.O. 1990, c. B.16, s. 185 (29).

Idem

(30) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a) the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities. R.S.O. 1990, c. B.16, s. 185 (30).

Court order

(31) Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission. 1994, c. 27, s. 71 (24).

Commission may appear

(32) The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation. 1994, c. 27, s. 71 (24).

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SCHEDULE “I”

NOTICE OF APPLICATION FOR FINAL ORDER

See attached.

I-1

Court File No.

CV-18-592976-00CL

ONTARIO

SUPERIOR COURT OF JUSTICE

(COMMERCIAL LIST)

IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT, R.S.O. 1990, c. B.16, AS AMENDED

AND IN THE MATTER OF RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING KENNADY DIAMONDS INC. and MOUNTAIN PROVINCE DIAMONDS INC.

KENNADY DIAMONDS INC.	Applicant

NOTICE OF APPLICATION

TO THE RESPONDENT(S)

A LEGAL PROCEEDING HAS BEEN COMMENCED by the Applicant. The claim made by the Applicant appears on the following page.

THIS APPLICATION will come on for a hearing before a Judge presiding over the Commercial List on April 11, 2018 at 10:00 a.m., or as soon after that time as the application may be heard, at 330 University Avenue, Toronto Ontario.

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the Applicant’s lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMlNE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the Applicant’s lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but at least four days before the hearing.

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IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date	February 28, 2018	Issued by	/s/ Natasha Brown	Registrar
Legal Registrar

		Address of	Superior Court of Justice
		court office:	330 University Avenue, 7th Floor
Toronto ON
M5G 1R7

TO:	ALL HOLDERS OF COMMON SHARES OF KENNADY DIAMONDS INC.

AND TO:	ALL HOLDERS OF OPTIONS TO PURCHASE COMMON SHARES OF KENNADY DIAMONDS INC.

AND TO:	ALL HOLDERS OF RESTRICTED SHARE UNITS ISSUED BY KENNADY DIAMONDS INC.

AND TO:	ALL DIRECTORS OF KENNADY DIAMONDS INC.

AND TO:	THE AUDITOR FOR KENNADY DIAMONDS INC.

AND TO:	BENNETT JONES LLP

1 First Canadian Place

Suite 3400

Toronto ON M5X 1A4

Robert W. Staley

staleyr@bennettjones.com

Tel: 416 777 4857

William Bortolin

bortolinw@bennettjones.com

Tel:  416 777 6126

Lawyers for Mountain Province Diamonds Inc.

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APPLICATION

l.	The Applicant, Kennady Diamonds Inc. (“Kennady”), makes application for:

(a)	an order pursuant to section 182 of the Ontario Business Corporations Act, R.S.O. 1990, c. B.16, as amended (the “OBCA”) approving a Plan of Arrangement (the “Arrangement”) as described in the Joint Information Circular (the “Circular”), which Circular will be attached as an exhibit to the affidavit to be filed in support of this Application, and which will result in, among other things, the business combination of Kennady and Mountain Province Diamonds Inc. (“Mountain Province”);

(b)	an interim order for the advice and directions of this Honourable Court pursuant to subsection 182(5) of the OBCA with respect to the Arrangement and this Application (the “Interim Order”);

(c)	an order abridging the time for the service and filing or dispensing with service of the Notice of Application and Application Record, if necessary; and

(d)	such further and other relief as this Honourable Court may deem just.

2.	The grounds for the application are:

(a)	Kennady is a corporation incorporated under the OBCA, with its registered office in Toronto, Ontario. Kennady owns 100 per cent of the Kennady North diamond project located in the Northwest Territories, Canada. The common shares of Kennady (the “Kennady Shares”) are listed for trading on the TSX Venture Exchange (the “TSXV”) under the symbol “KDI”;

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(b)	Mountain Province is a corporation continued under the OBCA, and is focused on the mining and marketing of rough diamonds to the global market. Mountain Province’s primary asset is its 49 per cent ownership interest in the GK Diamond Mine, which is adjacent to the Kennady North diamond project in the Northwest Territories. The common shares of Mountain Province (the “Mountain Province Shares”) are listed for trading on the Toronto Stock Exchange and the Nasdaq Stock Market under the symbol “MPVD”;

(c)	the purpose of the Arrangement is to effect the business combination of Kennady and Mountain Province, upon completion of which Mountain Province will acquire all of the issued and outstanding Kennady Shares and Kennady will become a wholly-owned subsidiary of Mountain Province;

(d)	the Arrangement is an “arrangement” within the meaning of section 182(1) of the OBCA;

(e)	all statutory requirements under section 182 and other applicable provisions of the OBCA will be satisfied by the return date of this Application;

(f)	all requirements pursuant to Multilateral Instrument 61-10l - Protection of Minority Security Holders in Special Transactions will be satisfied by the return date of this Application;

(g)	the directions set forth in any Interim Order this Court may grant, and the securityholder approvals required, will be followed and obtained by the date of the return of this Application;

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(h)	the Arrangement is in the best interests of Kennady and is put forward in good faith;

(i)	the Arrangement is fair and reasonable and it is appropriate for this Honourable Court to approve the Arrangement;

(j)	the provisions of section 182 of the OBCA;

(k)	National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer;

(1)	section 3(a)(l0) of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) exempts from registration requirements of the U.S. Securities Act those securities which are issued in exchange for bona fide outstanding securities, claims or property interests, or partly in exchange and partly for cash, where the terms and conditions of such issuance and exchange are approved after a hearing by a court upon the fairness of such terms and conditions, at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear. The Order of this Honourable Court approving the Arrangement, if granted, will constitute the basis for the exemption under section 3(a)(l0) from the registration requirements of the U.S. Securities Act with respect to the Mountain Province Shares to be issued to the holders of Kennady Shares (“Kennady Shareholders”) pursuant to the Arrangement;

(m)	Rules 2.03, 3.02, 14.05, 17.02, 37 and 38 of the Rules of Civil Procedure; and

I-6

(n)	such further and other grounds as counsel may advise and this Honourable Court may permit.

3.	The following documentary evidence will be used at the hearing of the application:

(a)	the affidavit of Dr. Rory Moore, President, Chief Executive Officer and a director of Kennady, to be sworn, and the exhibits thereto;

(b)	a further or supplementary affidavit to be sworn, and the exhibits thereto, on behalf of Kennady, reporting as to compliance with any Interim Order and the results of any meeting conducted pursuant to such Interim Order; and

(c)	such further and other evidence as counsel may advise and this Honourable Court may permit.

4.                              The Notice of Application will be sent to all registered Kennady Shareholders, all holders of options to purchase Kennady Shares, and holders of restricted share units issued by Kennady, who otherwise will not receive a copy of the Notice of Application as a registered Kennady Shareholder, at the address of each holder as shown on the books and records of Kennady as at the close of business on the Record Date, or as this Court may direct in the Interim Order, pursuant to rule 17.02(n) of the Rules of Civil Procedure in the case of those holders whose addresses, as they appear on the books and records of Kennady, are outside Ontario.

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February 28, 2018	FASKEN MARTINEAU DuMOULIN LLP
Barristers and Solicitors
333 Bay Street, Suite 2400
Bay Adelaide Centre, Box 20
Toronto, ON M5H 2T6

Brad Moore (LSUC: 47880A)
bmoore@ fasken.com
Tel: 416 865 4550

Lawyers for the Applicant

I-8

IN THE MATTER OF AN APPLICATION UNDER SECTION
182 OF THE BUSINESS CORPORATIONS ACT, R.S.O. 1990, c.

B.l6, as amended, AND RULES 14.05(2) AND 14.05(3) OF THE

RULES OF CIVIL PROCEDURE

KENNADY DIAMONDS INC.

Applicant

Court File No. CV-18-592976-00CL

ONTARIO SUPERIOR COURT OF JUSTICE (COMMERCIAL LIST) Proceeding commenced at Toronto

NOTICE OF APPLICATION (RETURNABLE APRIL 11,2018)

FASKEN MARTINEAU DuMOULIN LLP

Barristers and Solicitors
333 Bay Street, Suite 2400
Bay Adelaide Centre, Box 20
Toronto, ON M5H 2T6

Brad Moore (LSUC: 47880A)

bmoore@ fasken.com
Tel: 416 865 4550

Lawyers for the Applicant

I-9

SCHEDULE “J”

INFORMATION CONCERNING MOUNTAIN PROVINCE

The following information concerning Mountain Province should be read in conjunction with the information described below under “Information Concerning Mountain Province – Documents Incorporated by Reference” and the information concerning Mountain Province appearing elsewhere in the Circular. Capitalized terms used but not otherwise defined in this Schedule “J” – “Information Concerning Mountain Province” shall have the meaning ascribed to them in the Circular. See Schedule “A” – “Glossary of Terms”.

Documents Incorporated by Reference

Information has been incorporated by reference in the Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from David Whittle, Interim President and Chief Executive Officer, at 161 Bay Street, Suite 1410, P.O. Box 216, Toronto, Ontario, Canada M5J 2S1. Alternatively, these documents may be obtained at Mountain Province’s website at www.mountainprovince.com, and are also available electronically under Mountain Province’s issuer profile on SEDAR at www.sedar.com.

The following documents (“documents incorporated by reference” or “documents incorporated herein by reference”) of Mountain Province are specifically incorporated by reference herein and form an integral part of the Circular:

(a)	The Mountain Province AIF dated March 28, 2017 for the year ended December 31, 2016;

(b)	the annual audited consolidated financial statements of Mountain Province and the notes thereto for each of the years ended December 31, 2016 and 2015, together with the auditors’ report thereon;

(c)	the management’s discussion and analysis of the financial condition and results of operations for the years ended December 31, 2016 and 2015;

(d)	the unaudited condensed interim consolidated financial statements of Mountain Province for the three and nine months ended September 30, 2017;

(e)	the management’s discussion and analysis of the financial condition and results of operations for the three and nine months ended September 30, 2017;

(f)	news release dated November 22, 2017 regarding results of ninth diamond sale of 2017;

(g)	news release dated January 3, 2018 regarding results of tenth diamond sale of 2017;

(h)	news release dated February 12, 2018 regarding results of first diamond sale of 2018;

(i)	the material change report dated and filed on June 9, 2017 in respect of the departure of Patrick Evans as President and Chief Executive Officer of Mountain Province and the appointment of David Whittle as Interim President and Chief Executive Officer including all schedules attached thereto;

(j)	the material change report dated and filed on December 21, 2017 in respect of Mountain Province’s completion of its previously announced private offering of U.S.$330,000,000 senior secured second lien notes due December 15, 2022 including all schedules attached thereto;

(k)	the material change report dated and filed on February 7, 2018 in respect of the entering into the Arrangement Agreement;

J-1

(l)	the management information circular of Mountain Province dated February 28, 2017 in respect of the annual and special meeting of shareholders of Mountain Province held on April 4, 2017; and

(m)	the management information circular of Mountain Province dated May 17, 2016 in respect of the annual and special meeting of shareholders of Mountain Province held on June 21, 2016.

Any document of the type referred to above in (a) through (m) and any other document of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus filed by Mountain Province with a securities commission or similar regulatory authority in Canada after the date of the Circular and prior to the date of completion of the Arrangement will be deemed to be incorporated by reference in the Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded, for purposes of the Circular, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute part of the Circular.

Summary Description of the Business

Mountain Province is focused on the mining and marketing of rough diamonds to the global market. Mountain Provinces supplies rough diamonds to the global market from its 49% ownership interest in the GK Diamond Mine (located in the Northwest Territories, Canada). This interest is Mountain Province’s primary asset.

Mountain Province acquired its interest in the mineral claims and properties that were developed into the GK Diamond Mine in August 1992. The GK Diamond Mine was built and is operated by a joint venture (the “Gahcho Kué Joint Venture”) in which Mountain Province has an undivided 49% interest. The other joint venture participant, De Beers, has an undivided 51% interest. Mountain Province has no other mineral properties other than its 49% undivided interest in the GK Diamond Mine. Mountain Province receives its 49% share of rough diamonds produced by the GK Diamond Mine and independently markets and sells these diamonds to ten diamond sales held each year.

The terms of the Gahcho Kué Joint Venture are governed by an amended and restated joint venture agreement, dated July 3, 2009, among Mountain Province, Camphor Ventures Inc. (which was subsequently amalgamated with Mountain Province on October 1, 2014) and De Beers, as amended by an assignment agreement, dated as of October 3, 2014 among Mountain Province, 2435386 and De Beers and by a binding confirmation of intent, dated as of December 2, 2014, among Mountain Province, 2435386, 2435572 and De Beers (as assigned and amended by the binding confirmation of intent, the “Joint Venture Agreement”).

Recent Developments

Note Offering

On December 11, 2017, Mountain Province closed a private offering of U.S.$330,000,000 senior secured second lien notes due December 15, 2022 (the “Notes”). The Notes accrue interest at a coupon rate of 8.0% per year, payable semi-annually in arrears. Pursuant to an indenture, dated December 11, 2017, between Mountain Province, the guarantors and Computershare Trust Company, N.A. (the “Mountain Province Indenture”), the Notes are initially guaranteed on a senior secured basis by all of Mountain Province’s existing subsidiaries and thereafter by all of Mountain Province’s restricted subsidiaries (as such term is defined in the Mountain Province Indenture). The Notes and the guarantees are secured on a second-priority basis by substantially all of the assets of Mountain Province and the guarantors, including diamonds in inventory, equity interests in the guarantors and the assignment and pledge of

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Mountain Province’s participation interests and rights in the Gahcho Kué Joint Venture, subject to certain customary exceptions.

Mountain Province used the net proceeds from the offering of the Notes, together with cash on its balance sheet, to fully repay and terminate its U.S.$370 million project loan facility (of which U.S.$357 million was outstanding as of September 30, 2017), to fully repay amounts owing to De Beers for historic sunk costs related to the development of the mine (of which approximately C$48.5 million of costs and accumulated interest was outstanding as of September 30, 2017), and to pay related fees and expenses of the offering of the Notes and the entry into the Revolving Credit Agreement.

The following description of certain provisions of the Mountain Province Indenture is a summary only. The summary of certain provisions of the Mountain Province Indenture below and in this Circular is not comprehensive and is qualified in its entirety by reference to the full text of the Mountain Province Indenture, the full text of which may be viewed on SEDAR under Mountain Province’s issuer profile at www.sedar.com.

The Mountain Province Indenture restricts Mountain Province’s (and Mountain Province’s restricted subsidiaries’) ability to, among other things, directly or indirectly,

(i)	declare or pay any dividend or make any other payment or distribution on account of the capital stock, warrants and other rights to acquire capital stock of Mountain Province or any of its restricted subsidiaries (including, without limitation, any such payment or distribution made in connection with any merger, amalgamation or consolidation involving Mountain Province or any of its restricted subsidiaries) or to the direct or indirect holders of Mountain Province’s or any of its restricted subsidiaries’ capital stock, warrants and other rights to acquire capital stock in their capacity as such (other than dividends or distributions payable in capital stock, warrants and other rights to acquire capital stock (other than disqualified stock) of Mountain Province and other than dividends or distributions payable to Mountain Province or a restricted subsidiary of Mountain Province);

(ii)	purchase, redeem or otherwise acquire or retire for value (including, without limitation, any such purchase, redemption, acquisition or retirement made in connection with any merger, amalgamation or consolidation involving Mountain Province) any capital stock, warrants and other rights to acquire capital stock of Mountain Province held by persons other than Mountain Province or a restricted subsidiary of Mountain Province;

(iii)	make any principal payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value, prior to the date on which the payment of interest or principal was scheduled to be paid, any subordinate indebtedness of Mountain Province or any guarantor (excluding any intercompany indebtedness between or among Mountain Province and any of its restricted subsidiaries and without regard to security or priority of security), except the purchase, redemption, defeasance, acquisition or retirement of any such indebtedness in anticipation of satisfying any of a sinking fund obligation, a principal installment or a scheduled maturity, in each case due within one year of the date of such purchase, repurchase or other acquisition; or

(iv)	make any investment not permitted by the terms of the Mountain Province Indenture.

These restrictions are subject to certain exceptions and qualifications. Such payments are not considered restricted payments under the Mountain Province Indenture where, at the time of and after giving effect to such payment, certain threshold tests are met, including lack of default or event of default, the ability to incur additional indebtedness pursuant to the terms of the Mountain Province Indenture and aggregate restricted payments being below a certain calculable threshold.

The Mountain Province Indenture also does not prohibit certain payments including, among others, (i) the payment of any dividend or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend or

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redemption payment would have complied with the provisions of the Mountain Province Indenture, (ii) the payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution) by a restricted subsidiary of Mountain Province to the holders of its capital stock, warrants and other rights to acquire capital stock (other than Mountain Province or any restricted subsidiary of Mountain Province) on no more than a pro rata basis, and (iii) so long as no Default has occurred and is continuing or would be caused thereby, other restricted payments in an aggregate amount not to exceed the greater of (x) U.S.$15.0 million and (y) 2.0% of Total Assets (as such terms are defined in the Mountain Province Indenture).

Revolving Credit Agreement

Concurrently with the closing of the Notes offering, Mountain Province entered into an undrawn U.S.$50 million first lien revolving credit facility agreement, dated December 11, 2017, among 2435572 as borrower, Mountain Province and 2435386 as guarantors, the Bank of Nova Scotia as administrative agent, and Nedbank Limited, London Branch and the financial institutions named therein as lenders (the “Revolving Credit Agreement”). The liens securing the Notes are junior to liens securing the Revolving Credit Agreement.

The Revolving Credit Agreement contains customary covenants for such facility and financial maintenance covenants, including total leverage ratio and interest coverage ratio. The Revolving Credit Agreement also restricts Mountain Province’s ability to make certain payments and distributions, including dividend payments, except where no default or event of default has occurred or would result and certain threshold tests of financial health are met.

Arrangement Agreement

On January 28, 2018, Mountain Province entered into the Arrangement Agreement, setting forth the terms and conditions for the Arrangement. See “The Arrangement”, “Arrangement Agreement”, “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in this Circular. Concurrently with the entering into of the Arrangement Agreement, Mountain Province entered into the Kennady Voting and Support Agreements. See “The Voting and Support Agreements – Kennady Voting and Support Agreements” in this Circular.

On January 28, 2018, concurrently with the Arrangement Agreement, Kennady entered into an agreement with Mountain Province pursuant to which Mountain Province will provide financing to Kennady of up to $10,000,000 via an equity private placement of 4,000,000 Kennady Shares at $2.50 per Kennady Share in four equal tranches designed to coincide with Kennady’s budget for the current work program. See “The Kennady Private Placement” in this Circular.

Consolidated Capitalization

The following table sets out the capitalization of Mountain Province as at September 30, 2017, the date of Mountain Province’s most recently filed financial statements and on a pro forma basis as at September 30, 2017, after giving effect to the Arrangement, as if it had occurred on September 30, 2017. The table should be read in conjunction with the unaudited pro forma condensed consolidated financial statements of Mountain Province attached as Schedule “O” – “Unaudited Pro Forma Condensed Consolidated Financial Statements of Mountain Province” to the Circular, as well as with the other disclosure contained in this Schedule “J” – “Information Concerning Mountain Province” and elsewhere in the Circular, including the risk factors described under the heading “Risk Factors”. See also “Description of the Common Shares” and “Prior Sales” in this Schedule “J” – “Information Concerning Mountain Province”.

Expressed in thousands of Canadian dollars (Unaudited)	Historical, as at September 30, 2017	Pro forma, as at September 30, 2017
Non-current liabilities
Loan facility	306,977	306,977

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Expressed in thousands of Canadian dollars (Unaudited)	Historical, as at September 30, 2017	Pro forma, as at September 30, 2017
Decommissioning and restoration liability	24,687	24,859
Total non-current liabilities	331,664	331,836

Shareholders’ equity
Share capital	475,570	651,791
Share-based payments reserve	5,309	5,309
Deficit	(130,504)	(134,990)
Total shareholders’ equity	350,375	522,110

Notes:

(1)	On December 11, 2017, Mountain Province closed a private offering of U.S.$330,000,000 senior secured second lien notes due December 15, 2022 and used the net proceeds from the offering of the Notes, together with cash on its balance sheet, to fully repay and terminate its U.S.$370 million project loan facility (of which U.S.$357 million was outstanding as of September 30, 2017).

Other than as set forth in the table below, there has been no material change in the consolidated capitalization of Mountain Province since September 30, 2017:

Description of Security	Number Authorized as at the date of this Circular	Number Outstanding as of September 30, 2017 (unaudited)	Number Outstanding as of the date of this Circular (unaudited)
Mountain Province Shares	Unlimited(1)	160,245,166	160,253,501
Mountain Province Options	16,025,350(2)	2,630,000	3,640,000
Mountain Province RSUs	16,025,350(2)	257,000	488,665

Notes:

(1)	Based on there being 160,253,501 Mountain Province Shares outstanding as of the date hereof.
(2)	Authorized Mountain Province Options and Mountain Province RSUs are presented as an aggregate figure. Mountain Province has a rolling 10% long term equity incentive plan (the “Mountain Province Long Term Equity Incentive Plan”) pursuant to which the Mountain Province Board may grant stock option, SAR, RSU and DSU awards within the limits identified in the Mountain Province Long Term Equity Incentive Plan. See “Particulars of Other Matters to Be Acted Upon – Approval of Long Term Equity Incentive Plan” in the management information circular of Mountain Province dated May 17, 2016, which is incorporated by reference in this Circular and available under Mountain Province’s issuer profile on SEDAR at www.sedar.com.

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Description of the Common Shares

The authorized capital of Mountain Province consists of an unlimited number of Mountain Province Shares, of which 160,253,501 are issued and outstanding as of the date of this Circular.

Holders of Mountain Province Shares are entitled to receive notice of, attend and vote at all meetings of the shareholders of Mountain Province. Each Mountain Province Share carries the right to one vote in person or by proxy at all meetings of the shareholders of Mountain Province. The holders of Mountain Province Shares are entitled to receive dividends as and when declared by the Mountain Province Board. Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of Mountain Province, the holders of Mountain Province Shares are entitled to receive Mountain Province’s proportionate remaining share of the assets of the GK Diamond Mine and any other assets Mountain Province may hold in the event of liquidation, dissolution or winding - up of Mountain Province.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets out information for Mountain Province’s most recently completed financial year ended December 31, 2017 with respect to compensation plans under which equity securities of Mountain Province are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, restricted share units, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	4,128,665	$4.45	11,896,685
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	4,128,665	$4.45	11,896,685

Prior Sales

The following table sets out the number of Mountain Province Shares, and securities that are convertible into Mountain Province Shares, issued by Mountain Province during the 12-month period preceding the date of the Circular.

Date of Issuance	Number of Securities Issued	Type of Security	Issue, Exercise or Grant Price per Security ($)	Reason for Issuance
June 30, 2017	10,000	Mountain Province Shares	3.91	RSUs vested and issued

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Date of Issuance	Number of Securities Issued	Type of Security	Issue, Exercise or Grant Price per Security ($)	Reason for Issuance
July 19, 2017	50,000	Mountain Province Shares	4.77	RSUs vested and issued
August 15, 2017	3,000	Mountain Province Shares	4.96	RSUs vested and issued
August 31, 2017	8,333	Mountain Province Shares	4.46	RSUs vested and issued
December 21, 2017	8,335	Mountain Province Shares	3.48	RSUs vested and issued
December 22, 2017	1,010,000	Mountain Province Options	3.48	Issuance pursuant to Mountain Province Long Term Equity Incentive Plan
December 22, 2017	240,000	Mountain Province RSUs	3.48	Issuance pursuant to Mountain Province Long Term Equity Incentive Plan

Trading Price and Volume

The Mountain Province Shares trade on the TSX and on Nasdaq under the symbol “MPVD”. The high and low prices of the Mountain Province Shares as well as the monthly trading volume on the TSX for each of the last twelve months is shown below.

Date	High ($)	Low ($)	Total Volume (#)
January 2017	6.94	5.27	2,860,384
February 2017	6.40	5.15	7,023,835
March 2017	5.55	4.07	7,105,673
April 2017	4.84	3.89	3,813,621
May 2017	4.12	3.56	2,700,213
June 2017	4.39	3.63	1,287,655
July 2017	5.10	3.75	1,738,961
August 2017	4.99	4.07	1,500,693
September 2017	4.27	3.95	1,312,324

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Date	High ($)	Low ($)	Total Volume (#)
October 2017	4.10	3.53	935,734
November 2017	3.84	3.35	2,325,314
December 2017	3.55	3.28	2,191,425
January 2018	3.55	3.18	7,927,064
February 2018	3.52	3.33	2,566,286
March 1 – 5, 2018	3.41	3.33	305,982

On January 26, 2018, the last trading day prior to the date of the public announcement of the Arrangement Agreement, the closing price of the Mountain Province Shares on the TSX was $3.55. On March 5, 2018, the closing price of the Mountain Province Shares on the TSX was $3.36.

Dividend Policy

Mountain Province did not declare or pay dividends in fiscal 2016 or 2015. The future payment of dividends or distributions will be dependent upon the financial condition of Mountain Province and other factors the Mountain Province Board may consider appropriate under the circumstances.

The Mountain Province Indenture and the Revolving Credit Agreement contain customary terms which restrict, subject to exceptions and qualifications, the ability of Mountain Province and Subsidiaries of Mountain Province to make certain dividend payments, distributions, redemptions, repurchases, investments and other restricted payments.

See the disclosure contained in this Schedule “J” – “Information Concerning Mountain Province” under the heading “Recent Developments”.

Risk Factors

An investment in Mountain Province Shares should be considered highly speculative and investors should carefully consider all of the information disclosed in the Circular and the documents incorporated herein by reference. In addition to the other information and risks factors set out elsewhere in the Circular, the risk factors described in the Mountain Province AIF and the following risk factors should be given special consideration by Kennady Shareholders when evaluating whether to approve the Arrangement Resolution.

The unaudited pro forma condensed consolidated financial statements of Mountain Province are presented for illustrative purposes only and may not be an indication of Mountain Province’s financial condition or results of operations following the Arrangement.

The unaudited pro forma condensed consolidated financial statements contained in this Circular are presented for illustrative purposes only as of their respective dates and may not be an indication of the financial condition or results of operations of Mountain Province following the Arrangement for several reasons. For example, the unaudited pro forma condensed consolidated financial statements have been derived from the respective historical financial statements of Mountain Province and Kennady, and certain adjustments and assumptions made as of the dates indicated therein and have been made to give effect to the Arrangement and the other respective relevant transactions. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with complete accuracy. See “Cautionary Statement Regarding Forward-Looking Statements” in this Circular.

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Mountain Province holds a minority interest in, and is not the operator of, the GK Diamond Mine and it does not exercise control of the GK Diamond Mine. Removing De Beers as operator of the GK Diamond Mine could be a disruptive, costly and lengthy process.

Mountain Province is subject to additional risks because it holds a minority interest in the GK Diamond Mine and De Beers is the operator of the GK Diamond Mine and the majority interest holder of the Gahcho Kué Joint Venture. Although major operating and budget decisions and certain significant changes affecting the GK Diamond Mine require Mountain Province’s approval under the Joint Venture Agreement, De Beers, as the operator of and the holder of a majority interest in the GK Diamond Mine, manages the operations at the GK Diamond Mine and controls most day-to-day decisions affecting the GK Diamond Mine and its operating activities. Mountain Province does not control De Beers and at any time De Beers may have economic or business interests or goals that are, or become inconsistent with, Mountain Province’s economic or business interests or goals. As a holder of a minority interest in the GK Diamond Mine Mountain Province is unable to exert control over day-to-day decisions relating to the GK Diamond Mine, except in certain limited cases as provided by the Joint Venture Agreement. Additionally, because De Beers operates the GK Diamond Mine, Mountain Province is highly dependent on the operational expertise of De Beers, as well as impacted by De Beers’ own corporate priorities and its financial condition. Mountain Province is also reliant on De Beers complying with its information delivery obligations under the Joint Venture Agreement in order to gain knowledge about any events at, or updates with respect to, the GK Diamond Mine. As a result, Mountain Province’s results are subject to additional risks associated with the operational expertise, financial condition and corporate priorities of De Beers, and if De Beers is unable to successfully operate the GK Diamond Mine, Mountain Province’s business and results of operations will be materially adversely affected.

De Beers may resign as operator at any time by giving notice to the management committee, but removing De Beers as operator without De Beers’ consent could be a lengthy and resource-intensive process. Under the Joint Venture Agreement, unanimous agreement of both parties to the Joint Venture Agreement is required for removal of the operator, even removal of the operator for cause. Although the operator is required to resign if it is in material breach of its obligations to the Gahcho Kué Joint Venture, in order to trigger this obligation the participants to the Joint Venture Agreement must agree that the operator is in material breach and provide notice of the same to the operator. Any dispute between the parties regarding whether the operator is in material breach of its obligations must be resolved through the standard dispute resolution mechanisms under the Joint Venture Agreement, which requires negotiation, binding mediation and determination by an independent expert before any party may seek a court order with respect to the dispute. This process could significantly disrupt the operations of the GK Diamond Mine, negatively impact the relationship of the Gahcho Kué Joint Venture partners and be very costly to Mountain Province.

If Mountain Province is in default under the Joint Venture Agreement, it will be prohibited from participating in the management committee and will not receive its share of diamonds during the continuance of such default and De Beers may reduce or sell Mountain Province’s participating interest in the Gahcho Kué Joint Venture or sell a portion or all of its share of diamonds.

If Mountain Province defaults under the Joint Venture Agreement and fails to remedy such default within the prescribed cure period, it may not attend management committee meetings or direct the management committee, may not transfer its participating interest in the Gahcho Kué Joint Venture and have no rights to delivery of its share of diamonds until such default is cured.

In addition, if such default is a default in payment of Mountain Province’s share of Gahcho Kué Joint Venture expenses, De Beers has the option to pay such defaulted expenses to the operator and either (a) reduce Mountain Province’s participating interest in the Gahcho Kué Joint Venture accordingly, which would permanently reduce Mountain Province’s share of diamond production in the same proportion, or (b) sell a portion or all of Mountain Province’s diamonds in such a manner as De Beers shall determine or, with prior notice, sell all or a portion of Mountain Province’s participating interest in the Gahcho Kué Joint Venture, and apply the proceeds of such sale to the defaulted expenses until such expenses, and interest on such expenses, are paid in full. Upon application of either of these remedies, the payment default would be cured and Mountain Province would resume its full participation and diamond delivery rights under the Joint Venture Agreement. If Mountain Province’s participating interest in the Gahcho Kué Joint Venture is reduced or sold in part, its share of diamond production would be permanently reduced to match its then existing participating interest, and this could impact its ability to pay interest or principal on the Notes when due or to make other required payments when due under other agreements or obligations, which could

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result in a subsequent default under the Mountain Province Indenture, the Revolving Credit Agreement or other agreements or obligations. In addition, reduction of Mountain Province’s participating interest below 40% will constitute an event of default under the Revolving Credit Agreement, which may result in a cross-default under the Mountain Province Indenture that governs the Notes.

Mountain Province is dependent on the GK Diamond Mine for future operating revenue.

Mountain Province’s only economic interest is its indirect 100% equity ownership interest in 2435386, which is a 49% participant in the Gahcho Kué Joint Venture, which owns and operates the GK Diamond Mine. As a result, Mountain Province is solely dependent upon its interest in the GK Diamond Mine for its revenue and profits. In addition, production and operating costs are difficult to predict and may render further production at the GK Diamond Mine financially unfeasible. If commercial production and operation of the GK Diamond Mine becomes financially unfeasible, for engineering, technical, economic, political, legal or other reasons, Mountain Province’s business and financial position will be materially and adversely affected. In addition, the book value of Mountain Province’s interest in the GK Diamond Mine is subject to certain accounting assumptions. If such assumptions prove to be incorrect, then the book value of Mountain Province’s interest in the GK Diamond Mine could be impaired, which could have a material adverse effect on Mountain Province.

There can be no assurance that Mountain Province will be able to extend the mine life beyond 2028.

Mountain Province is currently exploring options to potentially extend the mine life beyond 2028 through resource conversion and deep mining of the Tuzo kimberlite. Additional exploration and resource delineation is required to assess the viability of these prospects at Tuzo. A transition to underground mining generally increases per unit costs and can limit the annual volumes that can be economically extracted from such orebodies. There is no assurance that Mountain Province will be able to extend the mine life beyond 2028 through resource conversion or deep mining.

The volatility of diamond prices is significant and unpredictable and the demand for diamonds is unpredictable. Many factors that affect diamond prices and demand for diamonds will be outside Mountain Province’s control.

Mountain Province’s profitability will be dependent upon its mineral properties and the worldwide demand for and price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond Mountain Province’s control, including worldwide economic trends, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds. Low or negative growth in the worldwide economy, renewed or additional credit market disruptions, natural disasters or the occurrence of terrorist attacks or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production or the release of stocks held back during recent periods of lower demand could also negatively affect the price of diamonds. In each case, such developments could have a material adverse effect on Mountain Province’s results of operations. In addition, prices for the higher value and lower value market segments can move independently of one another, depending on relative demand. For example, strengthening prices in one market segment can offset weakening prices in another, or synchronize with strengthening prices in another, which increases the unpredictability of diamond prices.

Compliance with climate change initiatives could have a material adverse effect on Mountain Province’s results of operations.

The Canadian government has established a number of policy measures in response to concerns relating to climate change. While the impact of these measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation; restrict industrial emission levels; impose added costs for emissions in excess of permitted levels; and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on Mountain Province’s results of operations.

In October 2016, Canada’s federal government announced that it intends to establish a national price on carbon, to be implemented by 2018 through either a carbon tax or a cap and trade system, applicable in each province except those that enact their own comparable carbon pricing mechanism by such time. In June 2017, the Government of the

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Northwest Territories announced that it intends to implement a carbon tax, designed to be comparable to the federal approach, effective January 2019. The details of the announced carbon pricing system and the resulting impact on the GK Diamond Mine are uncertain at this time.

Insurance does not cover all potential risks.

The business of the Gahcho Kué Joint Venture is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of diamonds held as inventory or in transit, changes in the regulatory environment, and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the GK Diamond Mine, harm to plants and animals, personal injury or death, environmental damage to the GK Diamond Mine, delays in mining, monetary losses, fines, penalties and possible legal liability.

Although insurance is maintained to protect against certain risks in connection with the GK Diamond Mine and our diamonds held as inventory or in transit, the insurance in place will not cover all potential risks. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums. In addition, all insurance policies for the GK Diamond Mine are held and maintained by De Beers as operator. Therefore, Mountain Province will have no control over the acquisition, maintenance or levels of insurance with respect to the GK Diamond Mine.

The production and marketing of diamonds depend on skilled employees and key relationships with certain third parties.

Production at the GK Diamond Mine is dependent upon the efforts of certain skilled employees. The loss of these employees or the inability to attract and retain additional skilled employees may adversely affect the level of diamond production. De Beers hires and employs all employees at the GK Diamond Mine and therefore Mountain Province has no control over the hiring, retention or qualifications of these employees.

Mountain Province’s success in sorting, valuing and marketing its 49% share of the rough diamonds will be dependent on the services of key executives and skilled employees and consultants, as well as the continuance of key relationships with certain third parties, such as diamantaires, gem quality diamond manufacturers and master cutters. The loss of these persons or Mountain Province’s inability to attract and retain additional skilled employees and consultants or to establish and maintain relationships with required third parties may adversely affect Mountain Province’s business and future operations in marketing diamonds.

Restrictive covenants in the Mountain Province Indenture and the Revolving Credit Agreement may restrict Mountain Province’s ability to operate its business. Mountain Province’s failure to comply with these covenants, including as a result of events beyond its control, could result in an event of default that could materially and adversely affect its business, results of operations and financial condition.

The Mountain Province Indenture and the Revolving Credit Agreement contain negative covenants restricting, among other things, Mountain Province’s ability to:

•	incur or guarantee additional indebtedness and issue certain preferred stock;

•	make certain payments, including dividends or other distributions, with respect to the shares of a particular entity;

•	create or incur certain liens;

•	prepay or redeem subordinated or unsecured debt or equity;

•	make certain investments;

•	sell, lease or transfer certain assets, including stock of restricted subsidiaries;

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•	create encumbrances or restrictions on the payment of dividends or other distributions, loans or advances to, and on the transfer of, assets to a particular entity;

•	engage in certain transactions with affiliates;

•	consolidate, merge or transfer all or substantially all of Mountain Province’s assets and the assets of its Subsidiaries on a consolidated basis;

•	change the business Mountain Province conducts; and

•	consent to or conduct certain activities of the Gahcho Kué Joint Venture.

All of these limitations are subject to significant exceptions and qualifications. The covenants to which Mountain Province is subject could limit its ability to finance its future operations and capital needs and its ability to pursue business opportunities and activities that may be in its interest.

In addition, the Revolving Credit Agreement requires Mountain Province to comply with certain affirmative covenants and financial maintenance covenants, including total leverage ratio, interest coverage ratio and total net worth ratio. The restrictions contained in the Mountain Province Indenture and the Revolving Credit Agreement could affect Mountain Province’s ability to operate its business and may limit its ability to react to market conditions or take advantage of potential business opportunities as they arise. For example, such restrictions could adversely affect Mountain Province’s ability to further finance its operations, make strategic acquisitions, investments or alliances, restructure its organization or finance its capital needs. Additionally, Mountain Province’s ability to comply with these covenants and restrictions may be affected by events beyond its control. These include prevailing economic, financial and industry conditions. If Mountain Province breaches any of these covenants or restrictions, it could be in default under the Mountain Province Indenture or the Revolving Credit Agreement.

Upon the occurrence of any event of default under the Revolving Credit Agreement, subject to applicable cure periods and other limitations on acceleration or enforcement, the relevant creditors could elect to declare all amounts outstanding, together with accrued interest, immediately due and payable and cancel the availability of the facility. In addition, any default under the Revolving Credit Agreement could lead to an event of default and acceleration under other debt instruments that contain cross default or cross acceleration provisions, including the Mountain Province Indenture. If Mountain Province’s creditors, including the creditors under the Revolving Credit Agreement, accelerate the payment of those amounts, the assets of Mountain Province and its Subsidiaries may not be sufficient to repay in full those amounts, to satisfy all other liabilities of the Subsidiaries which would be due and payable and to make payments to enable Mountain Province to repay the Notes. In addition, if Mountain Province is unable to repay those amounts, its creditors could proceed against the collateral that secures the debt under the Revolving Credit Agreement, certain hedging liabilities and the Notes.

See the disclosure contained in this Schedule “J” – “Information Concerning Mountain Province” under the heading “Recent Developments”.

Mountain Province has a limited history of operations.

The GK Diamond Mine has had limited operations to date and Mountain Province has generated only a small amount of revenue from the sale of its diamonds. Commercial production at the GK Diamond Mine was declared on March 1, 2017 and the three-months ended September 30, 2017 was the first quarter in which all sales completed were in respect of diamonds produced subsequent to the date of the declaration of commercial production at the GK Diamond Mine. As a result, Mountain Province has a limited operating history upon which to evaluate the merits of investing in our securities.

As a result of this limited operating history, period-to-period comparisons of the GK Diamond Mine’s operating results and our sales data may not be meaningful and the results for any particular period should not be relied upon as an indication of future performance.

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Interests of Experts

Certain legal matters relating to the Arrangement will be passed upon on behalf of Mountain Province by Bennett Jones LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP.

The technical information relating to Mountain Province included in this Circular was reviewed and approved by Keyvan Salehi, P.Eng., MBA. To the knowledge of Mountain Province, Mr. Salehi does not have a beneficial interest in the securities or assets of Mountain Province. To the knowledge of Mountain Province, Mr. Salehi is a “qualified person” as such term is defined in NI 43-101.

KPMG LLP, Chartered Professional Accountants, have confirmed that they are independent with respect to Mountain Province within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations, and also that they are independent accountants with respect to Mountain Province under all relevant United States professional and regulatory standards.

None of the foregoing experts, nor any partner, employee or consultant of such an expert who participated in and who was in a position to directly influence the preparation of the applicable statement, report or valuation, has, has received or is expected to receive, registered or beneficial interests, direct or indirect, in Mountain Province Shares or other property of Mountain Province or any of its associates or affiliates, representing 1% or more of the outstanding Mountain Province Shares.

Material Contracts

Except for contracts entered into by Mountain Province in the ordinary course of business, the only material contracts entered into by Mountain Province since the beginning of the most recently completed financial year or that are still in effect, are:

•	the Arrangement Agreement (see under the heading “The Arrangement Agreement” in this Circular);

•	the Kennady Voting and Support Agreements (see under the heading “The Voting and Support Agreements

– Kennady Voting and Support Agreements” in this Circular);

•	the Mountain Province Indenture (see the disclosure contained in this Schedule “J” – “Information Concerning Mountain Province”);

•	the Joint Venture Agreement (see the disclosure contained in this Schedule “J” – “Information Concerning Mountain Province”).

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SCHEDULE “K”

INFORMATION CONCERNING KENNADY

The following information about Kennady should be read in conjunction with the information concerning Kennady appearing elsewhere in the Circular. Capitalized terms used but not otherwise defined in this Schedule “K” – “Information Concerning Kennady” shall have the meaning ascribed to them in the Circular. See Schedule “A” – “Glossary of Terms”.

CORPORATE STRUCTURE

Name, address and incorporation

Kennady Diamonds Inc. was incorporated pursuant to the OBCA on February 27, 2012. On March 12, 2012, Kennady and Mountain Province entered into an arrangement agreement (the “2012 Arrangement”) pursuant to which, by way of a court approved plan of arrangement, Mountain Province transferred its interest in the Kennady North Project, including capital assets, permits, mining claims, rights and titles, in the Northwest Territories in Canada to Kennady in exchange for one common share of Kennady for every five common shares of Mountain Province outstanding which would then be distributed to the existing Mountain Province common shareholders. The transactions contemplated by the 2012 Arrangement were completed on July 6, 2012. Upon completion of the 2012 Arrangement on July 6, 2012, Kennady issued 16,143,111 shares to Mountain Province which were distributed along with the one share held by Mountain Province to the Mountain Province shareholders.

The head office of Kennady is located at 1199 West Hastings Street, Suite 700, Vancouver, British Columbia, V6E 3T5. The registered office of Kennady is located at 161 Bay Street, Suite 1410, P.O. Box 216, Toronto, Ontario, M5J 2S1.

Kennady is a reporting issuer or the equivalent in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland and its shares are listed on the TSXV. Kennady became a public company in 2003 as a result of a restructuring transaction with a public shell.

Intercorporate Relationship

Kennady does not have any subsidiaries.

BUSINESS OF KENNADY

Kennady is a Canadian based resource exploration company whose principal business is the exploration and development of the Kennady North Project. Kennady currently hold a 100% interest in 22 federal leases and 58 claims in the Kennady North Project. Kennady is focused on expanding its high grade diamond resources, as well as identifying new kimberlites on its properties.

Specialized Skill and Knowledge

Most aspects of the Kennady’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, exploration, development, construction, production and accounting. Kennady has executive officers and employees with extensive experience in mining, geology, exploration and development, as well as executive officers and employees with relevant accounting experience.

Competitive Conditions

As an exploration company, Kennady may compete with other entities in the mining industry in various respects, including: (a) obtaining properties and conducting development activities on such properties; and (b) raising the capital necessary to fund its operations. In addition, Kennady competes with major mining companies and other

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smaller natural resource companies in the acquisition, exploration, financing and development of new properties and the Kennady North Project. Many of these companies are more experienced, larger and have greater financial resources for, among other things, financing and the recruitment and retention of qualified personnel.

The mining industry is intensely competitive in all its phases, and Kennady may compete with other companies that have greater financial resources and technical facilities. Competition could adversely affect Kennady’s ability to raise the capital necessary to continue with operations.

Environmental Protection and Policies

Kennady is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous materials and other matters. Kennady may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties. Kennady intends to conduct its mineral development activities in compliance with applicable environmental protection legislation. Kennady is committed to operating in a way that protects and supports social integrity, environmental biodiversity, and equitable development.

Kennady is not aware of any existing environmental problems related to any of its properties that may result in material liability to Kennady.

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on Kennady’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral property interests, the potential for production on the property may be diminished or negated.

Employees

As at the conclusion of the financial year ended December 31, 2016, Kennady had no employees other than its CEO. Kennady retains necessary management and non-management independent contractors on a consultancy basis. No management functions of Kennady are performed to any substantial degree by a person other than the directors and officers of Kennady.

History and General Development of the Business

Year Ended December 31, 2015

On March 10, 2015, Kennady announced the closing of the final tranche of its non-brokered private placement of common shares, for gross proceeds of $2,312,157.60. Kennady issued 651,312 common shares at a price of $3.55 per share. Together with the first and second tranches, Kennady issued 4,405,947 common shares and 600,000 flow- through shares for aggregate gross proceeds of $18,641,111.85. In connection with the private placement, Kennady paid cash finder’s fees of $34,825.50 on a portion of the offering.

On March 18, 2015, Kennady announced the granting of stock options to the Kennady’s directors and employees to purchase up to 685,000 common shares of its capital stock at a price of $3.61 per share, exercisable for a period of ten years.

On August 12, 2015, Kennady announced the closing of a non-brokered private placement of common shares for gross proceeds of $4,000,899.00. Kennady issued 1,176,735 common shares at a price of $3.40 per share.

On October 8, 2015, Kennady announced the closing of the second and final tranche of a non-brokered private placement of common shares for gross proceeds of $33,280,538.75. Kennady issued 11,731,105 common shares at a price of $2.75 per share and 300,000 flow-through common shares at a price of $3.40 per share. Together with the first tranche that closed on October 1, 2015, Kennady issued 15,403,878 common shares and 1,693,235 flow- through common shares for aggregate gross proceeds of $48,117,663.50. Kennady paid cash finders’ fees of $258,525 on a portion of the offering.

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Year Ended December 31, 2016

Kennady announced the appointment of Claudia Tornquist to the Kennady Board on January 11, 2016.

On January 14, 2016, Kennady announced that the Mackenzie Valley Land and Water Board (“MVLWB”) approved amendments to Kennady’s Type A Land Use Permit and Type B Water License. Approval of these amendments cleared the way for expanded exploration and evaluation programs at the Kennady North project with camp capacity increased from 50 to 150 persons.

On January 15, 2016, Kennady announced the granting of stock options to certain directors, officers and employees of Kennady to purchase up to 190,000 common shares of its capital stock at a price of $2.81 per share and up to 100,000 at a price of $3.00 per, exercisable for a period of ten years.

Kennady announced the appointment of Tom McCandless to the Kennady Board on March 1, 2016.

On April 6, 2016, Kennady announced the appointment of Rory O. Moore as President, Chief Executive Officer and Director.

On December 18, 2016, Kennady announced the acquisition of six mining leases from GGL Resources Corp. (“GGL”). The leases adjoin the southern border of the GK Diamond Mine and portions are within the structural corridor along which the Gahcho Kué, Kelvin and Faraday kimberlites have been emplaced (the Kelvin – Faraday Corridor). The new leases comprise roughly 4,233 hectares, bringing the total land position for the Kennady North Project to over 71,000 hectares. In consideration for the purchase, Kennady paid to GGL a cash sum of $200,000 and GGL retains a 0.75% royalty interest (the “Royalty”) on all mineral products produced from the property. Kennady has the right at any time prior to commencement of production from the property to purchase one-third (1/3) of the Royalty, being 0.25%, for the sum of $1,000,000.

On December 12, 2016, Kennady announced the completion of a maiden mineral resource estimate for the Kelvin kimberlite, located at the Kennady North Project. An Indicated Mineral Resource of 13.62 million carats of diamonds is contained in 8.50 million tonnes of kimberlite, with an overall grade of 1.60 carats per tonne and an average value of US$63 per carat. The resource has been calculated with a 1mm diamond bottom cutoff size, which is considered a reasonable cutoff for a commercial mining scenario. The resource was determined through the collective efforts of Aurora Geosciences Ltd., Mineral Services Canada Inc., SRK Consulting Inc., and JDS Energy & Mining Inc., who were engaged by Kennady to participate in the exercise.

Year Ended December 31, 2017

On January 24, 2017, Kennady filed a NI 43-101 technical report titled “Project Exploration Update and Maiden Resource Estimate, Kennady North Project, Northwest Territories, Canada” and dated effective January 24, 2017.

On March 17, 2017, Kennady announced that the Kennady Board had formed a special committee of independent directors in response to discussions with certain interested parties regarding a potential strategic transaction.

On May 17, 2017, Kennady closed a non-brokered private placement of flow-through and non-flow-through common shares, for aggregate gross proceeds of $12,035,422.93. Kennady issued 1,538,461 flow-through common shares at price of $4.38 per share and 1,629,835 non flow-through common shares a price of $3.25 per share. Finders’ fees in the aggregate amount of $172,230 and an advisory fee in the amount of $135,000 were paid on a portion of the offering. The size of the private placement was increased from $10,000,000 to the amount received, being $12, 035,422.93.

Subsequent Events

On January 28, 2018, Kennady entered into the Arrangement Agreement, setting forth the terms and conditions for the Arrangement. See “The Arrangement”, “Arrangement Agreement”, “Cautionary Statement Regarding Forward- Looking Statements” and “Risk Factors” in this Circular.

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MINING PROPERTIES

The Kennady North Project detailed hereunder is not in commercial production.

Kennady North Project

Current Technical Report

The most recent technical reports on the Kennady North Project are (i) the “2016 Technical Report – Project Exploration Update and Maiden Resource Estimate - Kennady North Project, Northwest Territories, Canada”, which contains the maiden indicated resource for Kelvin, and (ii) the “2017 Technical Report – Project Exploration Update and Faraday Inferred Mineral Resource Estimate - Kennady North Project, Northwest Territories, Canada”, which contains the inferred resource estimate for Faraday 2 and 3 (together, the “Kennady North Reports”). Both reports are co-authored by Gary Vivian M.Sc., P.Geol. and Dr. Tom Nowicki, P.Geo. The Kennady North Reports have effective dates of January 24, 2017 and November 16, 2017, respectively.

A summary of the Kennady North Reports is provided herein and, for the purposes of the disclosure of the Kennady North Project required under NI 51-102. Complete copies of the Kennady North Technical Reports are available on SEDAR under Kennady’s issuer profile at www.sedar.com.

Project Description, Location and Access

The Kennady North Project is 100% owned by Kennady. The land package comprises twenty-two (22) mineral leases and fifty-eight (58) mineral claims, totaling 160,997.16 acres or 65,154.66 hectares (Figure 1). The property covers an area roughly 30 kilometres long and up to 30 kilometres wide. The project area is located 290 kilometres east-northeast of Yellowknife, NT and centered geographically at approximately 63°29’ North latitude and 109°11’ West longitude.

Yellowknife, NT, provides the closest business and commercial centre for the project. Access to the property is via a winter road, float- and/or ski-equipped aircraft year-round or via larger Dash 7 aircraft landing on an ice strip in the winter. Kennady also has a license agreement to use the airstrip at Gahcho Kué.

The property area is part of the Barrenlands on the edge of the zone of continuous permafrost. The area is characterized by heath and tundra (low shrubs and alpine-type vegetation) with occasional knolls, surface outcrops and localized surface depressions interspersed with lakes.

The Kennady North Project features low to moderate relief, ranging from 400 metres to 550 metres ASL (above sea level). Elongate north-northeast trending outcrop expressions vary in height from a few metres up to 20 metres.

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Figure 1. Location of the kimberlites and land position held by Kennady in relation to the GK Diamond Mine.

History

Numerous exploration programs were completed on the Kennady North property since 1992 by multiple operators including GGL Diamond Corp, Winspear Resources Ltd., SouthernEra Resources Ltd., Canamera Geological Ltd. and the joint venture comprising Mountain Province Inc. A joint venture agreement was signed with Monopros Ltd. (now De Beers Canada Exploration Inc. (“DCEI”)) Mountain Province and Camphor Ventures Inc. in 1997, turning over operatorship of the large ground package to DCEI. Subsequent to forming the joint venture with DCEI, all activity on the Mountain Province ground was either undertaken by DCEI directly, or by sub-contractors under the supervision of DCEI personnel.

In 2012, Kennady Diamonds was created to acquire and explore areas relinquished by the Mountain Province-DCEI joint venture. Since that time Kennady has completed extensive programs of till sampling, ground geophysics, diamond drilling and large diameter reverse circulation drilling. As a result a maiden indicated resource for the Kelvin kimberlite was established in January 2017 of 8.5 million tonnes, grading 1.6 carats per tonne for a total of 13.62 million carats. By October 2017 an inferred resource was established for Faraday kimberlites of 3.27 million tonnes, grading 1.54 carats per tonne for a total of 5.02 million carats.

Geological Setting, Mineralization and Deposit Types

The Slave craton is a well-exposed small to medium-sized Archean craton that straddles the Northwest Territories – Nunavut border in northwestern Canada. The craton dips below Proterozoic rocks to the east and west, and below Paleozoic cover to the north and southwest. The northwest-striking Bathurst Fault coincides with a broad zone of Proterozoic supracrustal rocks and separates the Bathurst Block in the northeast from the main Slave craton. The craton is a Mesoarchean nucleus with juvenile Neoarchean crust accreted to its east and southwest margins. The principal accretion is assumed to be ca. 2650 – 2630 Ma, and is associated with extensive shortening/thickening of the crust, widespread granitoid emplacement, and the peak of regional metamorphism.

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Regional Geology

The crust of the Slave amalgamated during a 2.69 Ga collision event between island-arc terranes and a basement complex along a N-S suture. The Slave craton was subsequently intruded by a number of mafic dyke swarms at 2.23 Ga, 2.21 Ga and 2.03 Ga. The Mackenzie Dyke Swarm intruded the entire Slave craton along a NW trend at 1.27 Ga. Finally, late Proterozoic dyke swarms intrude portions of the Slave at approximately 780 Ma and 723 Ma.

The Kennady North Property lies in the southeastern portion of the Slave craton. Multiple ages of kimberlite emplacement have occurred in the Slave craton, including the Cambrian, Siluro-Ordovician, Permian, Cretaceous, Jurassic and Eocene periods. Many of the kimberlites in the southeastern Slave craton form broad clusters with similar characteristics to other areas of the craton. The early Cambrian (~540 Ma) emplacement ages for the Snap Lake, Gahcho Kué and Kelvin kimberlites contrast with all other kimberlite ages within the craton.

Property Geology

Bedrock, Structural and Surface Geology

The oldest rocks and host to all known kimberlites within the Kelvin-Faraday Corridor (KFC) are turbiditic greywacke- mudstone sequences that constitute more than 25% of the exposed Slave craton. Upper-amphibolite metamorphism has converted these sequences to ubiquitous biotite and sillimanite (with quartz and feldspar), muscovite, and local garnet. Variable melting of the sedimentary sequence has produced common segregation fabrics and complex migmatitic textures.

Meta-igneous exposures in the area include medium- to very coarse-grained hornblende-plagioclase±biotite rocks that are classified as gabbroic. Dyke-like exposures of fine- to very fine-grained homogeneous non-magnetic intermediate meta-igneous rocks consist of quartz, feldspar and biotite. Granitoids consist of variable biotite, muscovite and tourmaline, with mappable pegmatite bodies striking north-south. Granodiorites include biotite- muscovite-tourmaline granites, and hornblende to tonalite granites. Fine- to medium-grained massive diabase is poorly exposed in outcrop but can be traced by aeromagnetics. All dykes within the map area strike east-northeast and, where exposed, are subvertical and undeformed and of presumed Paleoproterozoic age.

The most-significant fault in the area is the Paleoproterozoic Fletcher Fault that can be traced regionally for almost 150 km and passes through the MZ Lake kimberlite map area. Another significant Proterozoic fault strikes east- west, but correlation between these principal structures and the Kelvin and Faraday kimberlite bodies is not apparent. Current drilling of each of the kimberlite bodies indicates a shallow inclination towards the northwest towards their probable source. Although there are some northwest trending topographic lineaments, this orientation is poorly represented by significant faults or joint sets.

The area has been glaciated repeatedly during the Pleistocene Epoch. Most recently, the Laurentide ice sheet covered the area and began to recede about 18,000 years before present (B.P.) The Kennady Lake area was ice-free between 9,000-9,500 years B.P. Investigations of glacial stratigraphy have not resulted in evidence of any earlier glacial advances. Glacial drift forms a thin veneer in the area and consists of unstratified till blankets with glaciofluvial outwash deposits.

Till veneers have few bedrock outcrops but abundant frost boils where cryoturbation has brought materials to surface for sampling of Kimberlite Indicator Minerals (KIM). The glacial till is predominantly basal or lodgement till associated with the base of the ice sheets, therefore KIM dispersal distances are minimal. Sand and reworked glacial till deposits are classified as outwash. There are some eskers in the area. There are also proglacial sediments consisting of glaciofluvial and glaciolacustrine deposits.

Kelvin Kimberlite Geology

The Kelvin kimberlite is defined as an irregular, subhorizontal, L-shaped inclined pipe infilled primarily by volcaniclastic kimberlite classified as Kimberley-type pyroclastic kimberlite (KPK), as well as coherent kimberlite (CK) and minor kimberlite transitional in texture between KPK and CK. The combined geometry of Kelvin and

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‘layer cake’ stratigraphy of its internal units are unconventional relative to other known kimberlite bodies. Six internal kimberlite units have been defined at Kelvin on the basis of textural characteristics, primary mineralogy, country rock xenolith content, contact relationships and interpreted emplacement processes.

KIMB1 occurs as a minor discontinuous unit at the top of the body in contact with the wall rock. KIMB2 is the second most abundant kimberlite unit at Kelvin and occurs above KIMB3, the dominant unit. Subunits KIMB2A and KIMB2B are distinguished by differences in texture, KIMB2A being mainly KPK and KIMB2B primarily CK. KIMB3 is volumetrically the most significant kimberlite unit in the Kelvin pipe. It is a massive volcaniclastic rock containing variable amounts of locally derived gneissic and granitic xenoliths. KIMB6 is a minor unit that occurs discontinuously along the pipe below KIMB3. It is similar in appearance to KIMB3C and is distinguished primarily based on the presence of more conspicuous juvenile material, in particular olivine macrocrysts, and distinctive autoliths of CK. KIMB4 is a minor discontinuous unit at the base of the pipe; it is closely associated spatially with KIMB7. The morphology and relationship of these two units is not as well constrained as the other units in Kelvin. KIMB7 is a minor discontinuous unit at the base of the body; it is closely associated spatially with KIMB4. A distinctive feature of KIMB7 relative to the other volcaniclastic kimberlite units at Kelvin is the presence of more common thicker melt selvages on magmaclasts. KIMB8 is interpreted to represent a sheet or irregular intrusion adjacent to the Kelvin pipe.

The 3-D geological model of the Kelvin kimberlite consists of an external pipe shell model that defines the morphology and extent of the body, and an internal geology model that represents the spatial distribution of the kimberlite units infilling the pipe. The external shell consists of an irregular, sub-horizontal, shallow-inclined pipe (dipping at 15-20°) that varies in thickness between 60 m at the south end to over 200 m at the north end, and in width between 30 m at the south end to over 70 m at the north end. It is L-shaped with the two ‘limbs’ being referred to as the South and North Limbs.

The internal model reveals that the geological domains vary significantly in morphology and along strike, but broadly conform to a “layer cake” stratigraphy that is continuous along strike. The ninth domain (CRX) represents internal waste rock and includes material interpreted as very large country rock xenoliths (drill hole intercepts > 5 m) and possible wedges of in situ country rock within the pipe shell, where these could be delineated based on available drilling. The overall shape and internal domains are presented in Figure 2.

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Figure 2. Kelvin 3-D model showing the shape and internal geological domains (CRX domain not shown).

Extensive drilling, detailed core logging and petrographic work have been used to define the external pipe shell and internal geology model of the Kelvin kimberlite. A total of 195 drill holes providing 384 contact points define the pipe shell; the total number of contact points delineating the kimberlite domains ranges from 164 to 312 (Table 1).

Table 1. Summary of drill data used to construct the Kelvin pipe shell and internal geology model.

	Number of drill holes	Number of drill hole contact points
External pipe shell model	195	384
Geological domains
KIMB1	83	164
KIMB2A	109	214
KIMB2B	127	253
KIMB3A	159	312
KIMB3B	136	268
KIMB3C	138	267

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	Number of drill holes	Number of drill hole contact points
KIMB6	127	254
KIMB4/7	103	206
CRX	52	132

Faraday 2 Kimberlite Geology

Current understanding of the geology of the Faraday 2 kimberlite is based on detailed logging of 85 drill holes, petrographic examination of 295 representative samples from drill core and 93 representative samples from reverse- circulation chips. To date, four main kimberlite units have been identified: KIMB1 through KIMB4. KIMB1 is volumetrically dominant and comprises variably altered volcaniclastic kimberlite classified as KPK. Additional minor units, KIMB5 and KDYKE-INT, have been identified in the northern area of the pipe. KIMB1A is classified as a massive pyroclastic kimberlite interpreted to be Kimberley-type pyroclastic kimberlite (KPK). KIMB1B is considered to represent an altered equivalent of KIMB1A. KIMB2 is classified as coherent kimberlite (CK); the groundmass is comprised mainly of phlogopite with less common carbonate, spinel and perovskite. Very coarse- grained olivine macrocrysts may be present and the country rock dilution is low. KIMB3 is classified as CK containing scattered very coarse grained olivine macrocrysts. The groundmass in most samples is comparable to KIMB2, having similar phlogopite phenocrysts and carbonate with less common spinel and perovskite. KIMB4 is classified as volcaniclastic kimberlite (VK) characterized by very high country rock dilution. KIMB4 is interpreted to be an early-stage unit related to pipe excavation. KIMB5 is a transitional kimberlite with moderate country rock dilution. KIMB5 is currently a minor unit, occurring in the northernmost section of the pipe. The coherent kimberlite at Faraday 2 (interpreted as hypabyssal kimberlite, HK) composed of two generations of olivine well crystallized groundmass. The groundmass consists mainly of distinctive phlogopite phenocrysts in radiating clusters, as well as carbonate.

Where the HK occurs within the pipe shell it has been modelled as part of the pipe infill (and not extended away from the main body). Intervals identified as KDyke-INT have been modelled with KIMB2 and KIMB3 where they are spatially close. Minor KDyke-INT intervals that cannot be reasonably modeled with the other CK units are grouped with KIMB1. The 3-D geological model of the Faraday 2 kimberlite consists of an external pipe shell model that defines the morphology and extent of the body, and an internal geology model that represents the spatial distribution of the kimberlite units infilling the pipe. The Faraday 2 pipe shell model shown incorporates all of the volcaniclastic kimberlite units identified as well as any hypabyssal kimberlite present within the volcaniclastic pipe infill. Any hypabyssal kimberlite considered to represent sheet or irregular intrusions adjacent to or outside the main body have not been modelled. Faraday 2 is an irregular, variably trending (northwest, west) and variably inclined pipe (dips range from less than 20 to 40°). It has been delineated over 600 m, ranging in width from 20 to 90 m and in height from 20 to 60 m.

Except for the KIMB1, all the domains correspond to a single kimberlite unit. Domain KIMB1 includes KIMB1A and KIMB1B, an altered variety of KIMB1A. The Xenolith domain represents internal waste rock and includes material interpreted as very large country rock xenoliths (drill intercepts > 1m) and possible rafts or wedges of in situ country rock within the pipe shell, where these could be delineated based on available drilling Figure 3 shows the current 3-D model of the internal geology at Faraday 2.

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Figure 3. Faraday 2 3-D model (looking NE) showing internal geological domains.

The drilling, detailed core logging and petrographic work conducted at Faraday 2 to date have supported construction of a pipe shell model defined by 56 drill holes providing 113 contact points, and a preliminary internal geology model, in which the number of contact points delineating individual kimberlite domains ranges from 40 to 126 as shown in Table 2.

Table 2. Summary of drill data to construct the Faraday 2 pipe shell and internal geology models.

Model Name	Number of diamond drill holes	Total Number of large diameter RC drill holes	Number of drill hole contact points
External Pipe Shell	56	29	113

Faraday 2 Internal Model
KIMB1	40	29	126
KIMB2	27	27	54
KIMB3	20	28	40
KIMB4	23	22	46
KIMB5	4	0	8
Xenoliths	30	26	221
Kdyke Internal	2	0	4

Faraday 3 Kimberlite Geology

Current understanding of the geology of the Faraday 3 kimberlite is based on logging of 53 drill cores and petrographic examination of 163 kimberlite thin sections from 16 of these drill cores, distributed in a representative manner through the body. A total of four main kimberlite units have been identified to date: KIMB1 through KIMB4, with KIMB4 subdivided into KIMB4B and KIMB4C based on differences in country rock xenolith content.

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KIMB4B is the volumetrically dominant unit and comprises variably diluted KPK. KIMB1 is HK composed of a phlogopite kimberlite and a monticellite kimberlite and is located in the uppermost part of the body. KIMB2 is texturally classified as massive, homogeneous KPK with conspicuous olivine macrocrysts and magmaclasts. KIMB3 is a highly diluted and sorted kimberlite that may display a fabric defined by the preferred orientation of elongated clasts. KIMB4B is clast-supported KPK with country rock dilution including conspicuous gneiss xenoliths larger than 5 cm and rare diabase. KIMB4C has greater country rock dilution with a matrix comprised of pulverized country rock as well as large +10 cm gneiss xenoliths and minor (<20%) juvenile material.

Five additional kimberlite units have been identified as either insignificant volumes of pipe infill material or as units external to the Faraday 3 pipe. KIMB5 occurs as isolated VK intervals peripheral to the pipe that may represent a range of kimberlite lithologies. KIMB6 is CK similar to KIMB1 and dominated by carbonate and serpentine melt segregations. KIMB7 is a VK unit with irregular shaped magmaclasts and a matrix of carbonate and serpentine. KDYKE-EXT is CK similar to KIMB1, but identified spatially as outside of the pipe. KDYKE-INT occurs as CK units with <10cm widths and variable in composition.

The 3-D geological model for the Faraday 3 kimberlite consists of an external pipe shell model that defines the morphology and extent of the body, and an internal geology model that represents the spatial distribution of the kimberlite units infilling the pipe. The model is considered preliminary as further drilling, detailed logging and petrographic work are required to increase confidence in the pipe morphology and the character and distribution of internal units. The Faraday 3 pipe shell model incorporates all of the hypabyssal, pyroclastic and volcaniclastic kimberlite units interpreted as pipe infills. Faraday 3 is an irregular inclined pipe that dips at 30° to the northwest, ranging in width from 40 to 150 m and in height from 20 to 50 m. It extends over approximately 350 m and is open at depth.

The main kimberlite units are KIMB1, KIMB2 and KIMB3. Two KIMB4 subunits have been modelled as individual domains (KIMB4B and KIMB4C). The CRX domain represents internal waste rock and includes material interpreted as very large country rock xenoliths (drill intercepts > 1m) and possible rafts or wedges of in situ country rock within the pipe shell, where these could be delineated based on available drilling. Figure 4 shows the current 3- D model of the internal geology at Faraday 3.

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Figure 4. Faraday 3, 3-D model (looking SE) showing the internal geological domains (June 2017)

The drilling, core logging and petrographic work conducted at Faraday 3 to date have supported the construction of a pipe shell model defined by 44 drill holes providing 90 contact points, and a preliminary internal geology model, in which the number of contact points delineating individual kimberlite domains ranges from 14 to 84 (Table 3).

Table 3. Summary of drill data to construct Faraday 3 pipe shell and internal geological model.

	Number of drill holes	Number of drill hole contact points
External pipe shell model	44	90

Geological domains
KIMB1	16	32
KIMB2	10	20
KIMB3	7	14
KIMB4B	42	84
KIMB4C	24	48
CRX	27	82

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Faraday 1 Kimberlite Geology

Faraday 1 is an irregular, tube-shaped body that dips 25-30° to the northwest and is the smallest of the kimberlites along the KFC trend, ranging 30 to 60 m in width and 10 to 20 m in height over approximately 200 m. Faraday 1 is infilled with volcaniclastic kimberlite (KPK) but is associated with significant amounts of hypabyssal kimberlite. The proportion of marginal breccia versus other kimberlite material is also higher than in the other kimberlites. The Faraday 1 geology and petrographic work completed to-date consists of the logging of 42 drill holes and investigation of 137 kimberlite thin sections and 54 country rock and marginal breccia thin sections collected from 20 drillholes across the length of the body. Seven kimberlite units are identified at Faraday 1. KIMB1 is a moderately diluted olivine-rich KPK. KIMB2 is a coherent kimberlite with rare occurrences of transitional textures. KIMB3 is a phlogopite-monticellite HK unit. KIMB4 is a strongly altered olivine-rich KPK. KIMB5 is a CK-PK that is texturally variable with chaotic appearance and moderate to strong alteration. KDYKE is HK composed of at least two different kimberlites: a phlogopite kimberlite and a monticellite-phlogopite kimberlite similar to KIMB3. KDYKE EXT is HK external to the main bodies and < 50 cm in length.

The current Faraday 1 3-D geological model incorporates all diamond drilling up to the end of 2016, four large- diameter RC holes completed in 2017, and all petrographic information. Various kimberlite units both internal and external to the pipe shell have been identified and subsequently modelled within the Faraday 1 kimberlite geology model (Figure 5). Each modeled domain represents a single kimberlite unit. The quantity of drilling data used to constrain the Faraday 1 geology model is listed in Table 4.

Figure 5. 3-D Geological Model of the Faraday 1 Kimberlite.

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Table 4. Summary of drill data used to define the Faraday 1 pipe shell and internal domains.

Model Name	# of Diamond Drillholes Used	# of Large Diameter RC Drillholes Used	# of Drillhole Contact Points
External Pipe Shell	32	4	72
KIMB3 (Sheet)	19	4	46
KDyke (Sheet)	37	4	82
KIMB4 (VK above KIMB3)	5	4	18
Faraday 1 Internal Model
KIMB1	31	4	70
KIMB1x	10	0	20
KIMB2	8	2	20
KIMB5	6	0	12
Country Rock Xenoliths	12	1	38

Drilling in 2017 demonstrated that the Faraday 1 and 3 bodies coalesce at depth, and so these two bodies are now identified as the Faraday 1-3 kimberlite complex. Sufficient drilling on the Faraday 3 limb of the complex has allowed for declaration of a Mineral Resource as described below. The Faraday 1-3 complex has been traced approximately 300 metres along strike to the northwest, comes to surface in the southeast under Faraday Lake and remains open to the northwest.

Other Kimberlites

The Doyle and MZ kimberlites are located outside of the KFC, 27 kilometers and 18 kilometers from Kelvin, respectively. The Doyle kimberlite sheets are emplaced in granodiorite-granite bedrock, and four drillholes targeted to intersect the sheet in 2015 intersected thin kimberlite sheets. Doyle requires further work to discover unconventional tube-like kimberlites and blows like those observed in the KFC. The MZ kimberlite sheets are also emplaced in granitic rocks and trend over six kilometers in a northwesterly fashion. Fourteen drillholes identified 2- 10 closely stacked sheets occurring near the leading of the kimberlite and vary from less than 0.5 m up to 2.87 m. The sheet “complex” can be traced along a strike of more than six kilometers with a down dip extension of at least one kilometer.

Mineralization

Prior to 2012, five diamond-bearing kimberlites had been identified, including Doyle in 1996, Faraday in 1999, Kelvin and Hobbes in 2000 and the MZ in 2001. Although the initial discoveries were considered to be sheets (dykes), volcaniclastic (pyroclastic) kimberlite had been identified that suggested potential blows or small kimberlite pipes occurring along the sheets. The presence of pyroclastic kimberlite material enticed Kennady to engage in more detailed exploration along the Kelvin-Faraday Corridor (KFC).

The kimberlites in the KFC area are the deep roots of an intrusive kimberlitic complex, consisting of volcaniclastic kimberlite and less common hypabyssal kimberlite as well as transitional kimberlite. Their complex structure and geometry is a result of erosional processes acting on the Slave craton in the 500 Ma since their emplacement. The deeply eroded kimberlite intrusions are further masked by Ice Age lake basins and glacial sediments.

Over the past five years, most of the core drilling was undertaken to obtain kimberlite for caustic fusion analyses for microdiamonds. Additionally, 2,100 tonnes of kimberlite has been recovered via large diameter reverse circulation drilling and bulk sampled for diamonds. The drilling and testing of drill material has delineated the kimberlite bodies that host diamond mineralization, and has provided constraints on their volumes and bulk density, as well as the grade and value of diamonds present, to support the declaration of Mineral Resources for the Kelvin, Faraday 2 and Faraday 3 bodies.

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Deposit Types

The Kelvin, Faraday 2 and Faraday 1-3 kimberlites are unconventional, irregular shaped, subhorizontal kimberlites. This model type has yet to be recognized anywhere else in the world. These kimberlites are similar with respect to textures, primary mineralogy, grade and age, but not in external morphology, to the Gahcho Kué kimberlite cluster.

These kimberlites in the southeast Slave craton differ from many other Canadian kimberlites. The Fort à la Corne kimberlites preserve the volcanic craters with associated pyroclastic aprons that erupted in an intertidal environment, which subsequently modified the aprons. These kimberlite crater facies have relatively large surface areas. The Lac de Gras pipes are preserved as diatreme zones which lie below the craters and above the hypabyssal root-zone. The Gahcho Kué kimberlite cluster contains significant volcaniclastic kimberlite as well as hypabyssal kimberlite and textures transitional between these end members.

The Kelvin and Faraday 2 and 3 kimberlites are dominated by volcaniclastic kimberlite and lesser amounts of hypabyssal kimberlite. There are variable transitional kimberlite units between these two end members which infill the Kelvin and Faraday 2 and 3 pipe-like bodies. Faraday 1 is dominated by hypabyssal kimberlite.

The emplacement model for the Kelvin and Faraday kimberlites is analogous to well documented models of formation and emplacement in KPK systems. The same emplacement processes are at work but now form an inclined pipe. In cross-section, tilting the internal geology of a Class 1 Type kimberlite to 20-30° dip is similar in appearance to the Kelvin and Faraday geology.

Exploration

The initial focus of exploration for Kennady was on the historical discoveries at Kelvin, Hobbes, Faraday, Doyle and MZ. These kimberlites are diamond bearing but were in the past considered not economic due to a lack of significant volume. This belief has been proven otherwise and consequently the Kennady property continues have a high probability for the discovery of additional kimberlite bodies.

From 2012 to early 2016, Kennady completed extensive ground geophysical programs over its land holdings. Ground gravity (over 34,000 readings), OhmMapper (over 1,700 line km), horizontal loop (over 250 line km) and ground magnetic (over 763 line kms) surveys have comprised the majority of ground geophysics on the property. Over 100 lakes have also had bathymetry completed in order to correct both airborne and ground gravity data for possible targets beneath the lakes.

In mid-2016 Kennady acquired four mineral leases located immediately south of the Gahcho Kué mine site. Exploration ground work subsequently focused at Blob Lake, located on the western leases. Ground gravity (12,160 stations), OhmMapper (401.78 km), total field magnetic (451.38 line km) and boat-borne bathymetric (186.53 km) surveys were completed over this area. Ground gravity was conducted in an attempt to outline trends in density contrast that might lead to the identification of either conventional kimberlite bodies (as at the GK mine site) or unconventional kimberlite sources like the Kelvin and Faraday kimberlites.

A series of larger circular shaped gravity lows are in structural orientation that is similar to the Kelvin and Faraday kimberlite bodies. One of these lows beneath Blob Lake exhibits an orientation much like the unconventional kimberlites along the KFC, north of Gahcho Kué. A similarly oriented response exists beneath nearby Puff Lake. One of the two highest land-based gravity targets also exhibits a similar orientation and extends beneath Blob Lake. These prominent oblong to circular gravity low features, which occur along the primary structural trend, may well represent blows (volcaniclastic features) that will be used to guide exploration for the larger unconventional kimberlite bodies.

Drilling

From acquiring the KN property to 2016, Kennady completed 44,651.49 m of NQ drilling and 27,164 m of HQ drilling. A total of 14,813.11 m of kimberlite has been intersected with over 95% of this in the Kelvin-Faraday

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Corridor (KFC). Diamond drill core have been used for both microdiamond analyses through caustic fusion and microdiamond analyses using dense media separation.

Reverse circulation (RC) drilling during the early winter of 2015 obtained a 443.8 tonne sample of kimberlite from the south limb of the Kelvin. Drilling in 2016 retrieved a 582.2 tonne sample from the north limb of Kelvin and another 38.5 tonne sample from the south limb. Also, during 2016, a 21.1 tonne sample was retrieved from Faraday 2. With the exception of representative samples, all drilled kimberlite was sent to Saskatchewan Research Council in Saskatoon, SK for microdiamond or commercial diamond recovery.

In the 2017 programs, a total of 2,766 m of HQ core drilling was completed with kimberlite intersections totaling 334.29 m of the total drilling, or 12.1%. A total of 76 LDRC holes were also completed into Faraday 2, 3 and 1, totaling 8,008 m of drilling and the recovery of 579.22 tonnes of kimberlite material.

The 2017 core drilling program at Kelvin comprised one geotechnical hole which was completed across the knuckle area of the Kelvin kimberlite where the kimberlite turns from trending westerly to trending northerly. Diamond drilling of the Faraday 2 kimberlite during 2017 continued to delineate the Faraday 2 body, resulting in a 150 metre extension. The Faraday 2 kimberlite body currently is over 600 metres in length and remains open to the west- northwest. The Faraday 2 extension is the focus of ongoing exploration and evaluation. Two drillholes completed in 2017 at the Faraday 3 and 1 kimberlite bodies confirmed that the two bodies as one, now referred to as the Faraday 1-3 kimberlite complex. Faraday 1-3 has been traced approximately 300 metres along strike to the northwest and remains open to the northwest.

The 2017 large diameter reverse circulation (LDRC) program bulk sampled the Faraday 2 kimberlite to determine macrodiamond grade and carat value to establish an inferred resource. A total of 1,794 m of kimberlite and 1,311 m of country rock intersected during this drill program. The Faraday 3 kimberlite was also sampled to determine macrodiamond grade and carat value to establish an inferred resource. A small bulk sample from the Faraday 1 kimberlite provided an assessment of macrodiamond grade and carat value to establish a Target For Further Exploration (TFFE) and to inform planning work for forward evaluation. The 2017 LDRC program completed a total of 76 drill holes from which a calculated mass (based on caliper volume measurements and average estimates of bulk density) of 579.22 tonnes of kimberlite were recovered. Results from the 2017 bulk sampling program are summarized below in Table 5.

Table 5. Bulk sample results from LDRC drilling of the Faraday kimberlites in 2017.

	Holes	Metres	Kimberlite intersection (m)	Sample mass (t)	Diamonds (+0.85 mm)	Carats (+0.85 mm)
Faraday 1	4	303	162	24.42	1,184	76.84
Faraday 2	29	3,471	1,794	275.38	14,310	737.58
Faraday 3	43	4,234	1,747	279.42	7,519	460.54
Total 2017	76	8,008	3,703	579.22	23,013	1,274.96

Sampling, Analysis and Data Verification

The sample collection and analytical practices used during the various drilling was conducted using accepted industry procedures. Details are available in the Technical Reports referenced above; summaries are provided below.

Core Logging

All core was moved from drill shack to camp and arranged in the core shack. A geotechnician ensured that the core was in order, broken pieces re-assembled, core boxes were marked properly with meterage markers and labels. Total Core Recovery (TCR) and Rock Quality Designation (RQD) in metres, and magnetic susceptibility readings were collected, and the information was stored in the core database for each drillhole. The core was then quick logged by

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the geologist using simple designations such as overburden, country rock and kimberlite. This information was passed on nightly to the Project Manager in Yellowknife. The logging geologist would then log the core in detail recording lithology, structure, alteration, estimated macrocrysts and xenoliths, and marked sample designations for representative sampling. Photos of dry core are taken before and after logging.

Downhole surveys were run upon completion of the drilling and prior to pulling rods. The field geologist would send the full kimberlite intersections to Yellowknife with at least two core boxes of country rock core above and below the kimberlite intersection. Core was transported via aircraft from camp to a secure warehouse at the Yellowknife Airport. At the Yellowknife warehouse, detailed logging was initiated using hand written descriptions of rock type code, colour, mineralogy, grain size, foliation or texture with variability noted by percentage over core length, alteration plus any other observations. A graphic log is produced by hand with rock codes, and all data are then entered into a digital entry form.

Core Sampling for Microdiamond Testing

All geologists ensured lithological breaks were clearly marked with red flagging tape and microdiamond samples are collected consecutively from top to bottom respecting lithological breaks. Country rock (CR) fragments less than 1 metre are included in the kimberlite sampling, whereas CR intersections between 1-3 m are considered separate units and CR samples greater than 3 m are left in the box and stored. Each sample weighs between 8-8.5 kg but smaller samples are collected to respect lithological boundaries. Samples are identified with sequential sample numbers and contain depth interval, texture, 3D model code designation, comments and sample weight, with all data recorded on a sample sheet. Hole number and sample interval are recorded in sample booklets. Samples are placed in plastic sample bags, closed with zip ties and placed into a 20 litre bucket. The geologist removes all marking blocks and flagging from core boxes and ensures that all core material, even fine sand, makes it into the mega bag. Sample buckets are marked with hole number, sample numbers and bucket numbers and secured with three metal security tags. All pail weights and security tag numbers are recorded, and pails are stacked on pallets two high. All sample data is entered into a Microsoft Access digital database.

LDRC Chip Logging

Representative chip samples are collected into 235 ml clear plastic containers and logged at the drill rig by the rig sampler. The representative sample is collected every 3.1 m in the country rock and every 0.9 m close to the contact with, and within, the kimberlite. The depth and time that the sample was collected is recorded on the lid of the sample container and on the hard copy log. Representative samples are stored in the rig sampler’s shack and transported to the core shack in camp at the end of each shift. Samples are transported to Yellowknife after being logged in detail in the camp, and stored in the warehouse. All samples are organized by hole, opened for drying and photographed and are available for re-examination if required.

LDRC Sampling for Commercial Diamond Testing

The purpose of collecting the LDRC bulk sample is to determine the grade of the various internal geological domains identified, as well as to estimate the dollar per carat value of the commercial diamonds recovered. Sampling LDRC chips for dense media separation (DMS) to recover commercial diamonds is based on specific domains based on adjacent core logging. Geologic domain samples are placed into large Mega bags capable of holding approximately one tonne. Mega bags are labeled with Domain name (Domain KIMB1, KIMB2 etc.) and bag number and placed on pallets. The geologist reviews geology contacts to ensure samples will be placed into the proper mega bag. All xenoliths are included in their respective sample domains. Marginal breccia is not included, nor is country rock that is considered to be in-situ. When the mega bag is full, a heavy-duty metal security tag is placed around the top to close the bag and security tag number is recorded in the detailed logging table. Once all kimberlite intercepts have been dumped into mega bags, a summary table is compiled with number of bags in each zone with corresponding security tag numbers. Chain of custody paperwork accompanies each sample. All bags are checked prior to shipping for errors in documentation, adequate sealing and damage. Compromised bags are documented and double bagged.

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Drill Data Records

Observations at the rig are recorded onto paper forms and all depths are measured in imperial units to match the drilling procedures. The hand-written records are transcribed to multiple spreadsheets in a single digital workbook. At the end of each shift, the workbooks are date stamped and transferred to the server in camp using a USB memory stick. Each shift’s date stamped file is retained on the server, and a final completed file is saved and appended to a master file. The original hand-written logs are organized into 3-ring binders. All data records are checked line by line by several personnel directly involved in the sampling, and the entire database is checked by an independent Q.P.

Onsite Security

Security measures included the setup and off-site monitoring of digital video surveillance, access control, and cable seals for samples. One camera which broadly covered the drilling vicinity and one camera at each drill rig, providing coverage of the shaker table, were setup at the beginning of the program. The video is archived onto disks. Access to the sample recovery area (shaker table to sample bag) is limited to rig geologists working on shift as well as relevant drilling staff, and the area had posted restricted access signs. Bulk sample bags are sealed using a metal cable lock with a unique number engraved on the coupler. Bags are temporarily stored at the bulk sample laydown area organized by hole and all bags are checked prior to shipping for adequate sealing by the senior site geologist.

Sample Shipment and Security

Samples are shipped to Saskatchewan Research Council’s Geoanalytical Lab in Saskatoon, SK. Chain of custody procedures ensure that samples arrive at the SRC without incident and with supporting documentation to this end. All samples are transported in locked and secured panel trucks. SRC confirms the secured samples upon arrival and stores them in locked and secured storage areas at their facilities.

Microdiamond Analysis

All drill core sent for caustic fusion diamond analysis to the SRC is subjected to stringent protocols. The SRC spikes the samples for quality control and has a recovery rate of these spikes of over 99%, for the KDI samples. This efficiency is extremely high and as such the microdiamond recoveries are considered reliable. The SRC Diamond Services Lab is ISO 17025 accredited for caustic fusion.

The fusion residues are held at SRC while the recovered diamonds are sent to KDI for storage and reference. Every sample is picked by a trained technician and the residue is re-picked by a senior technician to ensure that all diamonds have been recovered. The senior technician then signs off on the sample. All technicians are required to take annual retraining. New technicians are trained by picking spikes, first under supervision, for up to four months.

Density Data

The majority of the bulk density data for Kelvin and the Faraday kimberlites are collected on-rig and tested immediately after being recovered (with lag-times of less than 12 hours). These samples are measured in-field using a water displacement balance-method and are considered to be near to in situ measurements. Strength testing of rock (uniaxial and triaxial) is completed at Queens University Laboratory and resulted in precision measurement of cylinders of rock (n = 10) which included the sample densities. To determine the density of air-dried kimberlite, a mass/volume method was implemented for Kelvin using large pieces of typically 0.6 m length, with more than 4 months of air-drying using right-angle sawn kimberlite (n = 70, approximately 200 kg).

Two approaches were used to verify that moisture content is not an issue in bulk density measurements. This included oven-drying (105°C for 24 hours) 20 samples from Kelvin and measuring bulk density on an additional 90 samples from Kelvin that had been dry stored for 2 years. Results of the testing confirmed that moisture is not a significant issue in the measurements.

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Mineral Processing and Metallurgical Testing

Microdiamond Recovery from Drill Core

The caustic fusion process begins with 75 kg of virgin caustic (NaOH) in a 40 litre furnace pot. An 8 kg sample of kimberlite is loaded on top of the caustic, followed by synthetic diamond spikes; bright yellow synthetic diamonds 150 to 212 microns in diameter. The furnace pot is heated in a kiln to 550°C for 40 hours then removed and allowed to cool. The molten sample is poured through a 106 μm screen, which is then discarded after use. Microdiamonds and other insoluble minerals (typically ilmenite and chromite) remain on the screen. The furnace pot is then soaked with water to remove any remaining caustic and micro-diamonds. The water is poured through the same screen. The samples are sent to the wet lab where acid is used to neutralize the caustic solution. The residue is then rinsed and treated with acid to dissolve readily soluble materials. Samples are then transferred to a zirconium crucible along with additional synthetic diamonds as a spike and fused with sodium peroxide to remove any remaining minerals other than diamond from the sample. The sample is allowed to cool and then decanted through wet screens to divide and classify the recovered diamonds. Stones are stored in plastic vials filled with methanol.

Commercial Diamond Recovery from LDRC Material

Dense media separation (DMS) is used to extract commercial sized (+1.00 mm) diamonds from LDRC and core material from the Kelvin and Faraday kimberlites. The process entails initial and secondary crushing utilizing peripherals including a High Pressure Grinding Roll (HPGR) re-crush to produce DMS feed in the +0.85-12 mm size range. The DMS concentrates then pass through a standard two-stage X-ray sorter and vibrating grease table circuit. The concentrate is sized to produce four products - extra fines +0.85 to -2mm, fines +2 to 4 mm, mids +4 to - 6 mm and coarse +6mm. Each size is batch fed to the X-ray sorter with appropriate settings for the size fraction. Tails from the first stage X-ray sorter feed directly to a second stage identical Flow Sort machine for a second pass at capturing any remaining diamonds. Concentrate and diamond handling was performed inside locked and sealed glove boxes. The concentrate pail was placed in the glove box, which was re-locked and sealed. All concentrate is weighed into the glove box and weighed out of the glove box upon completion. All fractions are accounted for and a detailed weight reconciliation is kept. Reconciliation weights must match within 0.2% before a sample is re-sealed and removed. Diamond results are reported by number of stones and carat weight per square mesh sieve class. All reported diamonds are reviewed to confirm that they originated from the samples, and had no contamination from natural diamond tracers used by the independent Q.P. for quality control.

Mineral Resources and Mineral Reserve Estimates

The Kelvin, Faraday 2, and Faraday 3 geological model domains as described above have been adopted as the resource domains for the estimation of Mineral Resources. The volumes of these domains were combined with estimates of bulk density to derive tonnage estimates.

Grades are determined from microdiamond size frequency distribution (SFD) and from macrodiamond grade and SFD for domains within each kimberlite. The Kelvin and Faraday kimberlites exhibit very little variation in grade or SFD along strike within the volumetrically significant domains. Continuity is considered to be well established on this basis and is further supported by geological logging and petrographic studies. The use of average (global) grade estimates is therefore considered to be appropriate.

Diamond values are based on the valuation of two parcels totaling 2,262.43 ct from Kelvin and 1,183.12 ct from Faraday 2 and 3. The valuations are conducted independently by WWW International Diamond Consultants Ltd. (Antwerp). Valuation data are further treated by Mineral Services Canada to determine average value and best estimate value distribution models for recoverable diamonds by domain. These represent estimated average values of +1 mm recoverable diamonds and correlate with the +1 mm recoverable grades reported from the DMS.

These efforts have defined a total Indicated Mineral Resource for the Kelvin kimberlite of 8.5 million tonnes at an average grade of 1.6 carats per tonne and an overall average diamond value of US$63 per carat (Table 6). The estimate encompasses the entire body as defined by the current Kelvin geological model, extending from base of overburden (~400 masl) in the south-east to a depth of -100 masl in the north. An Inferred Mineral Resource for Faraday 2 and 3 has been defined, comprising 3.27 million tonnes at an average grade of 1.54 cpt and an average diamond value of US$98 per carat. The estimate encompasses both bodies as defined by the current Faraday 2 and 3 geological models, extending from base of overburden (~390 masl) in the south-east to depths of approximately 160 masl in the north-west. The Kelvin Mineral Resources have been assessed to confirm that they satisfy the constraint of reasonable prospects for eventual economic extraction. The analysis incorporated both open-pit and underground mining options and yielded positive cash flows for the project based on the declared Mineral Resource estimate and appropriate assumptions regarding average diamond value. In view of their proximity, comparable character and higher estimated ore values relative to Kelvin, the Faraday 2 and Faraday 3 kimberlites are considered to have reasonable prospects for eventual economic extraction.

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Table 6. Mineral Resource Statement for the Kennady North project.

Resource classification	Body	Volume (Mm3)	Density (g/cm3)	Tonnes (Mt)	Grade (cpt)	Carats (Mct)	Value (US $/ct)
Indicated	Kelvin	3.49	2.44	8.50	1.60	13.62	63
Inferred	Faraday 2 and Faraday 3	1.35	2.43	3.27	1.54	5.02	98

Notes:

Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

The volume, tonnes, grade and average diamond value for two minor domains of Faraday 2 and for the entire Faraday 1 kimberlite are not sufficiently well constrained by available data to define Mineral Resources. These deposits are defined as Target for Further Exploration (TFFE) and estimates of the potential ranges of volume, tonnes and grade (where possible) contained within these bodies are provided in Table 7.

Table 7. TFFE estimates of the ranges in volume, tonnes and grade in Faraday 1 and minor units in Faraday 2.

	Volume (Mm3)		Tonnes (Mt)		Grade (+1 mm cpt)
Body	Low	High	Low	High	Low	High
Faraday 1	0.2	0.5	0.6	1.2	1.5	3.7
Faraday 2	0.01	0.02	0.01	0.04	-	-

Notes:

The estimate of TFFE is conceptual in nature as there has been insufficient exploration to define a Mineral Resource and it is uncertain if future exploration will result in the estimate being delineated as a Mineral Resource.

RISK FACTORS

Whether or not the Arrangement is completed, Kennady will continue to face many of the risks that it currently faces with respect to its business and affairs. Certain of these risk factors have been disclosed in the management’s discussion and analysis of the activities, results of operations, and the financial condition of Kennady for the year ended December 31, 2016 (on page 20), which is included in Schedule “M” – “Management’s Discussion and Analysis of Kennady” to this Circular and has been filed on SEDAR under Kennady’s issuer profile at www.sedar.com. Upon request, a Kennady Shareholder will be provided with a copy of such documents free of charge.

Kennady is engaged in the exploration and evaluation of resource properties and operates in an industry that involves a high degree of risk. The reader should carefully consider the following risks and uncertainties in addition to other information contained herein in evaluating Kennady and its business before making any investment decision in regards to the Kennady Shares. The risks described below are not the only ones facing Kennady. Additional risks not presently known to Kennady may also impair its business operations.

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Few properties that are explored ultimately become producing mines. The recoverability of amounts shown for mineral properties may be affected by changing economic, regulatory and political variables. The mining industry is dependent on a number of factors that include environmental, legal and political risks and the discovery of economically recoverable reserves. Other risks facing Kennady include competition and insurance risks, fluctuations in commodity prices, share price volatility and uncertainty of additional financing to continue its exploration and evaluation activities. If any of these risks occur, or if others occur, Kennady’s business, operating results and financial condition could be seriously harmed and investors may lose a significant proportion of their investment.

Risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits; mining exploration risks, including risks related to accidents, equipment breakdowns or other unanticipated difficulties with or interruptions in production.

•	The business of exploration for minerals and mining involves a high degree of risk that even a combination of experience, knowledge and careful evaluation may not be able to overcome. Few properties that are explored are ultimately developed into mineral deposits with significant value. Unusual or unexpected ground or water conditions, geological formation pressures, fires, rock bursts, power outages, labour disruptions, flooding, earthquakes, explosions, explorations, cave-ins, landslides, and the inability to obtain suitable adequate or labour and other unfavourable operating conditions are other risks involved in the operation of mines and the conduct of exploration and development programs. There are also physical risks to the exploration personnel working in the rugged terrain of remote parts of Canada, often in difficult climate conditions. Kennady’s exploration properties and any future mining operations will be subject to all the hazards and risks normally incidental to exploration, development and production of diamonds and other metals, any of which could result in work stoppages and damage to or destruction of exploration facilities, mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage. Although Kennady maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities could exceed policy limits, in which event Kennady could incur significant costs that could have a materially adverse effect upon their financial condition. The remoteness and restrictions on access of certain of the properties in which Kennady has an interest could have an adverse effect on profitability in that infrastructure costs would be higher.

•	There are always unknown rock mechanics and hydrogeological conditions that cannot be predicted ahead of mining. These unknown conditions, such as faulting, zones of weak rock, or zones of unanticipated water inflow, may only be discovered during mining and may require significant changes to any mining plan resulting in additional costs and delays.

•	Mineral resource estimates for Kennady’s mineral properties are prepared in accordance with NI 43-101. In this context, mineral resources are estimates and no assurance can be given that the anticipated tonnages, grades, size distribution and quality of diamonds will be achieved or that the indicated level of recovery will be realized. The estimation of any mineral reserves and resources is a subjective process. Forecasts are based on geological and engineering data, projected future rates of production, the timing of future expenditures, and assumed diamond prices, all of which are subject to numerous uncertainties and various interpretations. Estimates made at a given time may change significantly in the future when new information becomes available. Variations in grades, size distribution and quality of diamonds as well as market fluctuations and diamond prices may render the mineral resources uneconomic.

•	Mineral resources that are not mineral reserves do not have demonstrated economic viability. Kennady does not currently have any mineral reserves. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources will be upgraded to proven and probable ore reserves. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.

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The potential for delays in exploration activities or the completion of studies.

•	Kennady’s mineral properties, because of their remote northern location and access only by winter road or by air, are subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and increased transportation costs due to the late opening and/or early closure of the winter road. Such factors can cause delays of exploration activities and studies and/or impair any future production and mining activities.

•	The development of a diamond mine in remote parts of Canada has typically taken between seven and ten years from its initial discovery. Few diamond deposits discovered are ultimately developed into producing mines. There is no assurance that Kennady’s diamond exploration activities will result in any discoveries of commercial bodies of ore. The long-term profitability of Kennady’s operations, and those of its subsidiaries, will in part be directly related to the costs and success of its exploration programs, which may be affected by a number of factors.

Risks related to the inherent uncertainty of exploration and cost estimates and the potential for unexpected costs and expenses.

•	The claims, permits and leases in which Kennady holds an interest are in the exploration stage only and are without a known body of commercial ore. The business of diamond exploration in remote parts of Canada can be a lengthy, time consuming, expensive process and involves a high degree of risk. Upon discovery of a diamond bearing kimberlite, the primary hostrock for diamonds, several stages of assessment are required before its economic viability can be determined. Assessment includes a determination of deposit size (tonnage), grade (carats/stone), diamond value (U.S.$/carat) and the associated costs of extracting and selling the diamonds. Development of any diamond properties would follow only if favorable results are obtained at each stage of assessment. Although Kennady has reported recoveries of diamonds from material extracted from kimberlite occurrences on Kennady’s properties, the amount of material extracted is small and continuity of the diamond content of the kimberlitic body is not assured and cannot be assumed.

•	Kennady’s exploration properties are located in remote, undeveloped areas; power must be generated on site, and the availability of infrastructure such as winter road access, skilled labour, fuel and power at an economic cost, cannot be assured. These are integral requirements for exploration, development and mining operations. Due to the remoteness of its mining operations, Kennady is forced to rely heavily on a seasonal winter road or air transport for the supply of goods and services. Both forms of transport are very susceptible to disruptions due to adverse weather conditions, resulting in unavoidable delays in planned programs and/or cost overruns.

Risks related to foreign exchange fluctuations and prices of diamonds.

•	The future profitability of Kennady is dependent upon Kennady’s mineral properties and the worldwide demand for, and price of, diamonds. Diamond prices fluctuate and are affected by numerous actors beyond the control of Kennady, including worldwide economic trends, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds. Low or negative growth in the worldwide economy, renewed or additional credit market disruptions, natural disasters or the occurrence of terrorist attacks or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production or the release of stocks held back during recent periods of lower demand could also negatively affect the price of diamonds. In each case, such developments could have a material adverse effect on the availability of credit to Kennady and the economic viability of any potential future production.

•	Synthetic diamonds are diamonds that are produced by artificial processes (e.g., laboratory grown), as opposed to natural diamonds, which are created by geological processes. An increase in the acceptance of synthetic gem-quality diamonds could negatively affect the market prices for natural stones. Although significant questions remain as to the ability of producers to produce synthetic diamonds economically within a full range of sizes and natural diamond colours, and as to consumer acceptance of synthetic diamonds, synthetic diamonds are becoming a larger factor in the market. Should synthetic diamonds be offered in significant quantities or consumers begin to readily embrace synthetic diamonds on a large scale, demand and prices for natural diamonds may be negatively affected. Additionally, the presence of undisclosed synthetic diamonds in jewelry would erode consumer confidence in the natural product and negatively impact demand.

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•	Currency fluctuations may affect Kennady’s financial performance. Diamonds are sold throughout the world based principally on the U.S. dollar price, and Kennady reports its financial results in Canadian dollars. A majority of the costs and expenses of Kennady are incurred in Canadian dollars. From time to time, Kennady may use derivative financial instruments to manage its foreign currency exposure.

Risks related to fluctuations in the cost of commodities, labour and other inputs.

•	Because Kennady’s property interests are located in remote, undeveloped areas, power must be generated on site, and the availability of infrastructure such as road and surface access, skilled labour, fuel and power at an economic cost, cannot be assured. These are integral requirements for exploration, development and production facilities on mineral properties. Due to the remoteness of its exploration projects, Kennady is forced to rely heavily on air transport for the supply of goods and services. Air transport to and from remote regions in Canada is very susceptible to disruptions due to adverse weather conditions, resulting in unavoidable delays in planned programs and/or cost overruns.

•	The expected fuel needs for the Kennady North Project are purchased in February and March each year and transported to the mine site by way of the winter road. These costs will increase if transportation by air freight is required due to a shortened “winter road season” or unexpected high fuel usage. The cost of the fuel purchased is based on the then prevailing price and expensed into operating costs on a usage basis. Kennady currently has no hedges for future anticipated fuel consumption.

•	When mining investment and activity in Canada is high, companies typically experience a shortage of experienced technical staff, and heavy demand for drillers, geophysical surveying crews and other goods and services needed by the mining community. Prices for goods and services will fluctuate in relation to the level of investment in the mining sector; it is reasonable to expect that increased demand could impact Kennady’s future economic projections and competitiveness. An increased demand results in a meaningful increase in costs for these goods and services. Improvements in the economic conditions for the mining industry as a whole will typically result in increases to both the costs of planned exploration, development activities and operations, which must also be factored into economic models used in projections for future development and potential operations. Increased demand for and cost of goods or services could result in delays if goods or services cannot be obtained in a timely manner due to inadequate availability, and may cause scheduling difficulties due to the need to coordinate the availability of goods or services, any of which could materially increase project exploration, development and/or construction costs. These factors could have a material impact on Kennady’s share price.

The uncertainty of profitability based upon Kennady’s limited life and resultant losses.

•	As a company involved in the mineral resource exploration and development industry, Kennady is exposed to a number of risks, including the financial risks associated with the fact that it has no operating cash flow and must access the capital markets to finance its activities.

•	There is no assurance at this time that the mineral properties Kennady is investigating will be economically viable for development and production.

•	Kennady has not yet realized any revenues or profits from its operations at the Kennady North Project. Kennady expects to continue to incur losses unless and until such time as the Kennady North Project generates sufficient revenues to fund its continuing operations. There can be no assurance that Kennady will achieve profitability or that the Kennady North Project or any of the properties Kennady may hereafter acquire or obtain an interest in will generate earnings, operate profitably or provide a return on investment in the future. In addition, none of Kennady’s mineral properties have an operating history upon which to base estimates of future operating costs. There can be no assurance that significant additional losses will not occur in the near future or that Kennady will be profitable in the future.

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•	There is no certainty that expenditures made in the exploration of Kennady’s mineral properties will result in identification of commercially recoverable quantities of ore or that ore reserves will be mined or processed profitably. Such assurance will require completion of final comprehensive feasibility studies and, possibly, further associated exploration and other work that concludes a potential mine at each of these projects is likely to be economic. In addition, substantial expenditures and time are required to establish mineral reserves through drilling and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major diamond deposit, no assurance can be given that diamonds will be discovered in sufficient quantities to justify commercial operations or that necessary approvals and permits, and funds required for development, can be obtained on a timely basis.

Risks related to failure of Kennady to obtain adequate financing on a timely basis and on acceptable terms, particularly given recent volatility in the global financial markets.

•	Exploration is a capital intensive business activity, typically with long lead times between the dates exploration expenses are incurred and the time the exploration company can derive a profit from such investments. As a consequence, junior exploration companies such as Kennady are very reliant upon accessing the equity markets, as they are not generally in a position to generate cash flow internally. Share prices of companies in the junior exploration sector can be quite volatile and at times there can be a lack of liquidity, if trading volumes decrease to very low levels.

•	There can be no assurances Kennady will continue to be able to access the capital markets for the funding necessary to acquire and maintain exploration properties and to carry out its desired exploration programs. Kennady may need to reduce activities if funding is unavailable when required. In addition to this having an impact on current projects, Kennady could find itself in a position at a future time where it is unable to fund its share of costs incurred under any joint venture agreements or meet earn-in requirements under purchase options agreements to which it is a party and its interest or right to the underlying property interest could be reduced or eliminated as a result.

•	Kennady’s liquidity requirements fluctuate from quarter to quarter and year to year depending on, among other factors, the seasonality of exploration expenses; capital expenditure programs. There can be no assurance that Kennady will be able to meet each or all of its liquidity requirements. A failure by Kennady to meet its liquidity requirements or obtain the requisite financing as and when needed for future activities could result in Kennady failing to meet its planned exploration objectives, or in Kennady being in default of a contractual obligation, each of which could have a material adverse effect on Kennady’s business prospects or financial condition.

Risks related to environmental and other regulation, permitting and liability.

•	Kennady’s mining operations require licences and permits from the Canadian and Northwest Territories governments, and the process for obtaining, amending and renewing such licences and permits often takes an extended period of time and is subject to numerous delays and uncertainties. Such licences and permits are subject to change in various circumstances. Failure to comply with applicable laws and regulations may result in injunctions, fines, criminal liability, suspensions or revocation of permits and licences, and other penalties.

•	The Canadian government has established a number of policy measures in response to concerns relating to climate change. While the impact of these measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation; restrict industrial emission levels; impose added costs for emissions in excess of permitted levels; and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on Kennady’s results of operations.
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•	In addition, exploration activities may have caused environmental damage at certain of Kennady’s properties. It may be difficult or impossible to assess the extent to which such damage was caused by Kennady or by the activities of others, in which case, any indemnities and exemptions from liability may be ineffective. To the extent that the Kennady North Project is subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on Kennady.

•	Kennady’s operations are subject to various laws and regulations governing the protection of the environment. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from processed kimberlite containment (tailings) areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a direction of stricter standards, and enforcement, and higher fines and penalties for non-compliance. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has the potential to reduce the economic viability of operations. Kennady intends to fully comply with all environmental regulations.

•	Kennady’s exploration activities require permits from various governmental agencies charged with administering laws and regulations governing exploration, labour standards, occupational health and safety, control of toxic substances, waste disposal, land use, environmental protection and other matters. Failure to comply with laws, regulations and permit conditions could result in fines and/or stop work orders, costs for conducting remedial actions and other expenses. In addition, legislated changes to existing laws and regulations could result in significant additional costs to comply with the revised terms and could also result in delays in executing planned programs pending compliance with those terms.

Political and regulatory risks associated with mining and exploration.

•	The current operations of Kennady as well as anticipated future operations, including further exploration, development activities and commencement of production at Kennady’s mineral properties, including without limitation the Kennady North Project, require permits from various domestic authorities and such operations are governed by laws and regulations governing prospecting, development, mining, production, exports, taxes (including income and mining taxes), labour standards, occupational health, storage and disposal of hazardous substances and other wastes and materials, waste water discharges and water quality, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities and in the development and operation of mines and related facilities, generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.

•	Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, including in respect of taxes, could have a material adverse impact on Kennady and cause increases in capital expenditures or production costs or reduction in levels of exploration or require abandonment or delays in new projects.

•	While Kennady has good relations with its employees, there can be no assurance that it will be able to maintain positive relationships with its employees. In addition, relations between Kennady and its employees may be impacted by regulatory or governmental changes introduced by the relevant authorities in whose jurisdictions Kennady carries on business. Adverse changes in such legislations or in the relationship between Kennady and its employees could have a material adverse impact on Kennady’s business, results of operations and financial condition.

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•	Although Kennady believes it is in substantial compliance with all material laws and regulations and holds all required permits which currently apply to its activities, there can be no assurance that various permits which Kennady may be required to obtain or renew in the normal course of business for its current and anticipated future operations and exploration activities, will be obtainable on reasonable terms or on a timely basis.

•	Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Aboriginal rights and title.

•	Negotiations with First Nations and or aboriginal groups can add an additional layer of risk and uncertainty to efforts of exploration and development of mineral deposits in many areas of Canada. The nature and extent of First Nations and or aboriginal rights and title remains the subject of active debate, claims and litigation in Canada, including with respect to intergovernmental relations between First Nation and or aboriginal authorities and federal, provincial and territorial authorities. There can be no guarantee that such claims will not cause permitting delays or additional costs for Kennady.

•	Although Kennady has exercised the usual due diligence with respect to determining title to properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. Kennady’s mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

Failure of equipment, processes and transportation services to operate as anticipated.

•	Mechanical equipment and facility performance problems, and the inability to obtain suitable adequate machinery, equipment and transportation are risks involved in the operation of mines and the conduct of exploration and development programs.

Possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments, and other risks of the mining industry.

•	The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors will affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. Government regulation, taxes, royalties, land tenure and use, environmental protection and reclamation and closure obligations could also have a profound impact on the economic viability of a mineral property.

•	It is common to experience unexpected costs, problems and delays during development, start-up and ramp- up of an operation. During this time, the economic feasibility of exploration and any future production may change. Kennady’s exploration activities and any future production are subject to a number of risks and challenges, including unforeseen geological formations and characteristics of the ore body impacting ore processing, the implementation of new mining and recovery processes and process plant design with optimal rates of recovery and limited risk of diamond breakage, the underlying characteristics, quality and unpredictability of the exact nature of mineralogy of a deposit and the consequent accurate understanding of ore or concentrate production, including consistency of grades, size distribution and quality of diamonds, and the successful completion and operation of haulage ramp and conveyors to move ore, the processing facility and other operational elements. Any unexpected problems and delays in the completion and successful functioning of the operational elements result in additional costs being incurred by Kennady beyond those already incurred and budgeted. There can be no assurance that current or future exploration plans by Kennady will be successful.

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Other risks and uncertainties related to Kennady’s prospects, properties and business strategy.

•	Kennady’s business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of diamonds, changes in the regulatory environment, and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to Kennady’s mineral properties, personal injury or death, environmental damage to Kennady’s mineral properties, delays in exploration, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with Kennady’s mineral properties and Kennady’s operations, the insurance in place will not cover all potential risks. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums.

•	There is intense competition within the minerals industry to acquire properties of merit and Kennady competes with other companies possessing greater technical and financial resources than itself. Even if desirable properties are secured, there can be no assurances that Kennady will be able to execute its exploration programs on its proposed schedules and within its cost estimates, whether due to weather conditions in the areas where it operates, increasingly stringent environmental regulations and other permitting restrictions, or other factors related to exploring in areas that lack infrastructure and where essential supplies and services may not be readily available.

Ultimately, even if Kennady is successful in identifying mineral resources on its properties, the economics of potential projects may be affected by many factors beyond the capacity of Kennady to anticipate and control, such as the marketability of the mineral products under profitable conditions, government regulations relating to health, safety and the environment, the scale and scope of royalties and taxes on production and demands for “value added” processing within Canada of the minerals produced here. One or more of these risk elements could have a material adverse impact on costs of an operation, which, if significant enough, could reduce or eliminate the profitability of a particular project.

DIVIDENDS

Kennady has not declared or paid any cash dividends on any of its issued shares since incorporation. Kennady’s dividend policy will be reviewed from time to time by the Kennady Board of in the context of Kennady’s earnings, financial condition, capital requirements and other relevant factors. Kennady currently intends to retain all available funds and any future earnings to fund the development and growth of its business and Kennady does not anticipate to pay any cash dividends in the foreseeable future.

FINANCIAL INFORMATION

AND MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2016 and the nine month period ended September 30, 2017, respectively, can be found in Schedule “N” – “Financial Statements and Management’s Discussion and Analysis of Kennady” to this Circular.

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CONSOLIDATED CAPITALIZATION

Other than as set forth in the table below, there has been no material change in the consolidated capitalization of Kennady since December 31, 2017:

Description	Amount Authorized as at the date of this Circular	Amount Outstanding as of December 31, 2017 (unaudited)	Amount Outstanding as of the date of this Circular (unaudited)

Kennady Shares	Unlimited	50,912,599	50,912,599
Kennady Options	Not Applicable	1,085,000	1,085,000

PRIOR SALES

The following table summarizes the securities of Kennady issued or sold through financings during Kennady’s most recently completed financial year and prior to the date of this Circular.

Date of Issue	Type of Security	Number of Securities	Issue or Exercise Price per Security
18-Jan-17	Options	5,000	1.34
19-Jan-17	Options	95,000	1.34
27-Mar-17	Options	100,000	1.27
12-Apr-17	Options	200,000	1.27
15-May-17	RSUs	25,000	3.20
17-May-17	RSUs	27,667	3.14
17-May-17	Private placement - share issuance	1,629,835	3.25
19-Jun-17	Options	65,000	1.27
09-Aug-17	RSUs	16,666	3.37
15-Aug-17	RSUs	3,000	3.36
30-Aug-17	Options	25,000	1.23
19-Sep-17	Private placement - share issuance	1,538,461	4.38
02-Feb-18	Private placement - share issuance	1,000,000	2.50
28-Feb-18	Private placement - share issuance	1,000,000	2.50

Trading Price and Volume

The Kennady Shares are currently listed and posted for trading on the TSXV under the symbol “KDI”. The following table shows the price ranges and volume of the Kennady Shares traded during the last twelve months.

Period	High	Low	Close	Total Volume
March 1 – 5, 2018	3.000	2.900	2.900	98,360
February 2018	3.220	3.000	3.000	811,945
January 2018	3.310	2.460	3.180	1,392,516
December 2017	3.060	2.450	3.050	294,935
November 2017	3.040	2.480	2.620	289,442
October 2017	3.050	2.80	2.880	583,209
September 2017	3.220	2.850	2.900	91,262
August 2017	3.500	3.110	3.200	944,234
July 2017	3.550	3.170	3.260	200,935
June 2017	3.750	3.050	3.300	927,984
May 2017	3.520	3.010	3.250	469,064
April 2017	3.970	3.260	3.590	937,435
March 2017	4.250	3.300	3.870	1621,115
February 2017	3.900	2.500	3.750	336,638

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On January 26, 2018, the last trading day prior to the date of the public announcement of the Arrangement Agreement, the closing price of the Kennady Shares on the TSXV was $2.75. On March 5, 2018, the closing price of the Kennady Shares on the TSXV was $2.90.

ESCROWED SECURITIES

Kennady has no securities held in escrow or subject to contractual restrictions on transfer.

PRINCIPAL SHAREHOLDERS

To the best of the knowledge of the directors and executive officers of Kennady, as of the date of this Circular, the following person(s) beneficially own, or exercise control or direction over, directly or indirectly, more than 10% of the issued and outstanding Kennady Shares.

Name of Shareholder	Number of Kennady Shares Held	Percentage of issued and outstanding share capital of 52,912,599 shares
Bottin (International) Investments Ltd(1) and Mr. Dermot Desmond.	14,485,797	27.4%

Notes:

(1)       Controlled by Mr. Dermot Desmond.

DIRECTORS AND OFFICERS

The Kennady Board is currently comprised of five directors. Each director elected director holds office until the next annual meeting of Kennady or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of Kennady or the provisions of the OBCA.

The following table sets forth the name the province or state and country in which each is ordinarily resident, the period or periods during which each has served as a director, the first and last positions held in Kennady, their present principal occupations and the number of Kennady Shares beneficially owned or controlled or directed by each, directly or indirectly, as at the date hereof.

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Jonathan Comerford	Mr. Comerford, the Chairman of the Kennady Board and a director of Kennady, is an investment manager at International Investment and Underwriting Ltd. He obtained his Masters in Business from the Michael Smurfit Business School in 1993 and his Bachelor of Economics from University College, Dublin in 1992.

Chairman of the Kennady Board (Independent)	Key Areas of Expertise/Experience:

Investment Manager

Director since:
February 28, 2012	2016 Board/Committee
	Memberships	2016 Attendance		Public Board Membership
Age: 45	Board of Directors	9 of 9	100%	Mountain Province Diamonds Inc.
	Compensation Committee	2 of 2	100%
County Dublin,	Audit Committee	4 of 4	100%
Ireland	Nominating and Corporate	1 of 1	100%
	Governance Committee

Securities Held:			Share ownership guidelines

Value of
	Common	Common
Fiscal	Shares	Shares		Restricted Stock
Year	Held (#)	Held ($)		Units Held (#)
2016	23,455	93,820		33,333
2015	23,455	70,600
Change	Nil

						Value of
					Value of	options
		Options	Options		unexercised	vested
Date of	Exercise	Held	Vested	Expiration	In-the-money	during the
Grant	Price	(#)	(#)	Date	options ($)	year ($)
13-Mar-15	3.61	150,000	150,000	12-Mar-25	58,500	Nil
7-Nov-12	1.27	100,000	100,000	6-Nov-22	273,000	Nil
Total					331,500	Nil

Mr. Comerford did not exercise any stock options during the year ended December 31, 2016.

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Dr. Rory Moore President and CEO (Non-Independent)	Dr. Moore, has served as the President and CEO of the Company since April 2016. Dr. Moore graduated from the University of Cape Town where he received his Ph.D. degree in Geochemistry in 1986 and his B.Sc. (Hons) degree in Geochemistry in 1981. Dr. Moore was CEO and Director of Mineral Service Group from October 2008 to July 2011 and President, CEO and Director of West Melville Metals Inc. from August 2011 to April 30, 2016.

Key Areas of Expertise/Experience:
Director since:	Diamond exploration & evaluation	Project Management
May 1, 2016	Capital markets	Strategy development

Age: 59	2016 Board/Committee
	Memberships	2016 Attendance		Public Board Membership
British Columbia,	Board of Directors	5 of 5	100%	None
Canada

Securities Held:			Share ownership guidelines

Value of
	Common	Common
Fiscal	Shares	Shares		Restricted Stock
Year	Held (#)	Held ($)		Units Held (#)
2016	Nil	Nil		25,000
Change	Nil

						Value of
					Value of	options
		Options	Options		unexercised	vested
Date of	Exercise	Held	Vested	Expiration	In-the-money	during the
Grant	Price	(#)	(#)	Date	options ($)	year ($)
6-Apr-16	3.30	200,000	200,000	5-Apr-26	140,000	Nil
Total					140,000	Nil

Dr. Moore did not exercise any stock options during the year ended December 31, 2016. On May 15, 2017, Dr. Moore exercised 25,000 Restricted Stock Units.

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Dr. Tom McCandless Director (Independent)	Dr. McCandless is President of MCC Geoscience Inc. since July 21, 2008. Dr. McCandless has acted as Technical Advisor of Dunnedin Ventures Inc. since 2015; Technical Advisor of Canterra Minerals Corp. since 2014; Director of Green Swan Capital since January 2014; Director of Bonaparte Resources Inc (2012-2014); Chief Operating Officer, Director of Group Ten Metals Inc. (2014-2016); Vice President, Exploration and Director of Ashburton Ventures Inc. (2011-2014); President of Caribou King Resources Inc. (2011-2013).
Geological Consultant

Director since:	Key Areas of Expertise/Experience:
March 1, 2016	Mineral exploration, project early assessment Geochemistry, isotopes	Diamond breakage, size distribution

Age: 62	2016 Board/Committee
	Memberships	2016 Attendance		Public Board Membership
British Columbia,	Board of Directors	7 of 7	100%	None
Canada	Compensation Committee	2 of 2	100%

Securities Held:			Share ownership guidelines

Value of
	Common	Common
Fiscal	Shares	Shares		Restricted Stock
Year	Held (#)	Held ($)		Units Held (#)
2016	200	800		33,333
Change	Nil

						Value of
					Value of	options
		Options	Options		unexercised	vested
Date of	Exercise	Held	Vested	Expiration	In-the-money	during the
Grant	Price	(#)	(#)	Date	options ($)	year ($)
1-Mar-16	2.80	85,000	85,000	28-Feb-26	102,000	Nil
Total					102,000	Nil

Dr. McCandless exercised 15,000 stock options during the year ended December 31, 2016.

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Robert Parsons Director (Independent) Retired	Mr. Parsons is a Chartered Accountant. Mr. Parsons is an Independent Consultant since September 1, 2002; Director of Pan Global Resources Inc. (2016 to present); Director of Indico Resources Ltd. (2012 to present); Director of Prism Resources Inc. (2012 to present); Director of Eagle Hill Exploration Corporation (2013 to 2015); Director of Norsemont Mining Inc. (2007 to 2011); Director, East Asia Minerals Corporation (2009 to 2011); Director of Weda Bay Minerals Inc. (2003 to 2006).

Director since:	Key Areas of Expertise/Experience:
March 9, 2014

Age: 70

British Columbia,	2016 Board/Committee
Canada	Memberships	2016 Attendance		Public Board Membership
	Board of Directors	9 of 9	100%	None
	Compensation Committee	2 of 2	100%
	Audit Committee	4 of 4	100%
	Nominating and Corporate	1 of 1	100%
	Governance Committee

Securities Held:			Share ownership guidelines

		Value of
	Common	Common
Fiscal	Shares	Shares		Restricted Stock
Year	Held (#)	Held ($)		Units Held (#)
2016	15,400	61,600		25,000
2015	12,400	37,324
Change	3,000

						Value of
					Value of	options
		Options	Options		unexercised	vested
Date of	Exercise	Held	Vested	Expiration	In-the-money	during the
Grant	Price	(#)	(#)	Date	options ($)	year ($)
13-Mar-15	3.61	100,000	100,000	12-Mar-25	39,000	Nil
10-Mar-14	4.74	100,000	100,000	09-Mar-24	Nil	Nil
Total					39,000	Nil

Mr. Parsons did not exercise any stock options during the year ended December 31, 2016.

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Claudia Tornquist Director (Independent)	Ms. Tornquist has since November 2017 been president of Dunnedin Ventures Inc. Prior to that Ms. Tornquist was an independent consultant (October 2013 – October 2017), Executive Vice President Business Development of Sandstorm Gold Ltd (February 2011 – September 2013) and General Manager for Rio Tinto plc (January 2002 – May 2010).

Director since:	Key Areas of Expertise/Experience:
January 1, 2016	Project and Financial Evaluation	Financing
	M&A	Strategy

Age: 49	2016 Board/Committee
	Memberships	2016 Attendance		Public Board Membership
British Columbia,	Board of Directors	9 of 9	100%	Dunnedin Ventures Inc., Silver
Canada	Audit Committee	3 of 3	100%	One Resources Inc.
	Nominating and Corporate	1 of 1	100%
	Governance Committee

Securities Held:			Share ownership guidelines

Value of
	Common	Common
Fiscal	Shares	Shares		Restricted Stock
Year	Held (#)	Held ($)		Units Held (#)
2016	10,000	40,000		25,000
Change	Nil

						Value of
					Value of	options
		Options	Options		unexercised	vested
Date of	Exercise	Held	Vested	Expiration	In-the-money	during the
Grant	Price	(#)	(#)	Date	options ($)	year ($)
1-Jan-16	3.0	100,000	100,000	31-Dec-25	100,000	Nil
Total					100,000	Nil

Ms. Tornquist did not exercise any stock options during the year ended December 31, 2016.

Chief Financial Officer - Kennady entered into a Consulting Agreement with a corporation controlled by Bruce Ramsden, to provide the services of Mr. Ramsden as VP Finance, effective February 1, 2013 and as VP Finance, Chief Financial Officer and Corporate Secretary, effective May 1, 2013. Mr. Ramsden has been Chief Executive Officer of Kennady since. Mr. Ramsden’s principal place of residence is Ontario, Canada.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the best of management’s knowledge, and except as set out in the proceeding paragraphs below, no proposed director is, or has been within the last ten years before the date of this Circular, a director, chief executive officer or chief financial officer of any corporation that:

(a)	was the subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer;

(b)	was subject to an order that was issued after the proposed director ceased to be a director, chief executive office or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

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(c)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Jonathan Comerford is a director of Newfoundland and Labrador Refining Corporation (“NLRC”), incorporated under Newfoundland law November 28, 2005. NLRC sought bankruptcy protection under the Canadian Bankruptcy and Insolvency Act on June 19, 2008, and subsequently obtained Court approval for a proposal to creditors to sell or finance NLRC’s projects’ interests.

To the best of management’s knowledge, no proposed director has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

To the best of management’s knowledge, no proposed director has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed nominee director.

EXECUTIVE COMPENSATION

For the purposes of this section:

(a)	“Chief Executive Officer” or “CEO” of Kennady means the individual who served as chief executive officer of Kennady during its financial year ended December 31, 2016;

(b)	“Chief Financial Officer” or “CFO” of Kennady means the individual who served as chief financial officer of Kennady during its financial year ended December 31, 2016;

(c)	“executive officer” of Kennady means an individual who is a Chairman or Vice-Chairman of the Kennady Board, the President, a Vice-President in charge of a principal business unit, division or function including sales, finance or production, an officer of Kennady or any of its subsidiaries who performed a policy-making function in respect of Kennady, or any other individual who performed a policy-making function in respect of Kennady;

(d)	“Named Executive Officers” or “NEO” means;

(i)	the CEO;

(ii)	the CFO;

(iii)	each of Kennady’s three most highly compensated officers (including any of its subsidiaries), other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total compensation, individually, exceeded $150,000; and

(iv)	any additional individuals for whom disclosure would have been provided under (iii) except that the individual was not serving as an officer of Kennady or its subsidiaries, nor acting in a similar capacity, at the end of the most recently completed financial year;

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(e)	“Option-Based Award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features; and

(f)	“Share-Based Award” means an award under an equity incentive plan or equity-based instruments that do not have option-like features, including, for greater certainty, Kennady Shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

Compensation Discussion and Analysis

A.	Role of the Compensation Committee

The Compensation Committee is responsible for reviewing Kennady’s compensation arrangements with its executive officers as determined to be needed.

When reviewing the compensation of the executive officers, as needed, the Compensation Committee considers the following objectives: (i) recruiting and retaining the executives critical to the success of Kennady and the enhancement of shareholder value; (ii) providing fair and competitive compensation based upon a detailed comparison with the compensation levels paid for similar positions by similar companies; (iii) balancing the interests of management and shareholders of Kennady; and (iv) rewarding performance, both on an individual basis and with respect to the business in general. The Compensation Committee has the responsibility of reviewing the executive officers’ total compensation package in consultation with the CEO and making proposals to the Kennady Board, reviewing and advising on stock option guidelines, including recommendations on specific option grants, and reviewing and communicating to the Kennady Board the compensation policies and principles that will be applied to other executives and employees of Kennady.

B.	Compensation Philosophy

Kennady’s compensation philosophy provides that any and all employees, including those consulting in management roles, receive compensation based on the market value for the type of role they perform. Compensation currently includes three elements: (a) salary or consulting fees (pursuant to the consulting agreements with the NEOs), and (b) cash bonuses and (c) long-term incentives by way of the grant of stock options, restricted stock units or stock appreciation rights in accordance with the policies of the TSXV and Kennady’s long term equity incentive plan (the “Kennady Long Term Equity Incentive Plan”).

Kennady does not provide sponsored or defined pension or retirement plans, nor does it provide any other benefit plans. Employees and/or consultants to Kennady are expected to provide for their own benefits and retirement.

Composition of the Compensation Committee

Kennady’s Compensation Committee consists of Jonathan Comerford, Dr. Tom McCandless (Chair), and Robert Parsons, three (3) non-management directors (each of whom is also an “independent” director, as defined in the National Instrument 52-110 – Audit Committees).

Mr. Comerford, Mr. Parsons and Dr. McCandless are directors and/or officers of other companies and have experience in compensation matters. The Kennady Board believes that the members of the Compensation Committee collectively have the knowledge, experience and background required to fulfill their mandate. Such knowledge, experience and background enables them to make decisions regarding the sustainability of Kennady’s compensation policies and practices. Dr. McCandless has been the Chair of the Compensation Committee since 2016.

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Report on Executive Compensation

The Compensation Committee has no formal compensation policy. However, executive officers are compensated in a manner consistent with their respective contributions to the overall benefit of Kennady.

Executive compensation is generally based on discussion by the Compensation Committee or by the Kennady Board. Kennady entered into an employment agreement with the current CEO, Dr. Rory Moore, on May 1, 2016. Kennady entered into a consulting agreement with the CFO, Bruce Ramsden, in January, 2013. The compensation granted to the CEO and the CFO is primarily cash-based and options based and Bruce Ramsden was granted options upon the execution of his consulting agreement to align the interests of management and shareholders. For an overview of these consulting agreements, please refer to the discussion below under the heading “Executive Compensation – Employment/Consulting Agreements of NEOs”.

As part of the Compensation Committee’s ‘Terms of Reference’, the Compensation Committee is tasked with the responsibility of reviewing and recommending any changes to compensation for Kennady’s senior management, or to defer such discussions to the Kennady Board, and to make any recommendations for the granting of options.

Elements of Compensation

Consulting Fees

Pursuant to the employment and consulting agreements noted above, the CEO and CFO provide employment and consulting services to Kennady in connection with their respective roles with Kennady. There are no other NEOs with employment or consulting agreements with Kennady.

Kennady has not retained a compensation consultant or advisor to assist the Compensation Committee in determining compensation for any of Kennady’s directors or executive officers.

Long-Term Incentives

Kennady provides long-term incentives by granting stock options or restricted stock units or stock appreciation rights to executive officers in accordance with the policies of the TSXV and the Kennady Long Term Equity Incentive Plan. On May 17, 2016, the Kennady Board approved the adoption of the Kennady Long Term Equity Incentive Plan, which replaced Kennady’s previous stock option plan. Shareholders approved the Kennady Long Term Equity Incentive Plan at the annual general and special meeting of shareholders held on June 20, 2017.

The objective of granting options and/or restricted stock units is to encourage executive officers to acquire an ownership interest in Kennady over a period of time, which acts as financial incentive for such executive officers to consider the long-term interests of Kennady and its shareholders.

When determining the number of stock options or restricted stock units to be granted to an executive officer, the Compensation Committee takes into account the number and terms of stock options or restricted stock units previously granted to the executive officer, if any, and option compensation granted by similar companies to executives with similar responsibilities.

Other Compensation

Kennady provides no compensation to its NEOs other than the amounts under their respective employment or consulting arrangements and long-term incentives as described above. For greater certainty, Kennady makes no commitments for Option-Based Awards or Share-Based Awards other than the stock options granted pursuant to the Kennady Long Term Equity Incentive Plan.

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Compensation Risk

In the upcoming year, the Compensation Committee will undertake a review of the risks associated with Kennady’s compensation of its NEOs, other executives (if any), and directors and, based on the review, the Kennady Board will determine whether any steps should be taken to mitigate and/or manage any identified risks.

NEOs and directors are discouraged from purchasing financial instruments designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director, and to the knowledge of Kennady, no NEO or director has undertaken such hedging transactions. However, Kennady does not have a policy expressly prohibiting such purchases.

Employment/Consulting Agreements of NEOs

During the financial year ended December 31, 2016, Kennady had an employment contract with the CEO and Consulting Agreements with the former CEO and current CFO, Kennady’s only Named Executive Officers.

CEO Compensation – Dr. Rory Moore

Kennady entered into an employment agreement with Dr. Rory Moore for his services as President and CEO effective May 1, 2016 (the “Moore Agreement”). The annual salary under the Employment Agreement is $275,000 per annum and for the year ended December 31, 2016, Kennady paid or accrued a salary of $183,333 and a bonus of $183,333 for a total of $366,667. In the event of termination as a result of change in control of Kennady, Dr. Moore is entitled to receive, within 30 days of the termination, a severance payment equal to 24 months of his monthly salary. In addition, all stock options held by him will immediately vest and become exercisable on change of control.

CEO Compensation – Patrick Evans

Kennady had a Consulting Agreement with Patrick Evans for his services as President and CEO which was effective May 1, 2013 (the “Evans Agreement”). The annual consulting fee under the Evans Agreement is $165,000, and in the year ended December 31, 2015, Kennady paid or accrued a total of $330,000 in monthly consulting fees and bonuses to Mr. Evans. Effective January 1, 2016, the terms of the Evans Agreement were amended to a consulting fee of $45,833 per month, payable in advance. In the year ended December 31, 2016, Kennady paid or accrued a total of $229,165 in monthly consulting fees and bonuses to Mr. Evans. Mr. Evans resigned as a director and CEO of Kennady on April 30, 2016.

CFO Compensation

Kennady entered into a consulting agreement with a corporation controlled by Bruce Ramsden, to provide the services of Mr. Ramsden as VP Finance, effective February 1, 2013 and as VP Finance, Chief Financial Officer and Corporate Secretary, effective May 1, 2013 (the “Ramsden Agreement”). The Ramsden Agreement provides for a monthly consulting fee of $6,667, and in the year ended December 31, 2016, Kennady paid or accrued a total of $120,000 in monthly consulting fees and bonuses under the Ramsden Agreement. Effective January 1, 2017, the monthly consulting fee was increased to $7,083.33. Under the Ramsden Agreement, the consultant corporation is entitled to receive a severance payment equal to six months annual compensation plus all benefits in the event that the Ramsden Agreement is terminated without cause by Kennady (as defined in the Ramsden Agreement). In the event of termination as a result of change in control of Kennady (as defined in the Ramsden Agreement), the consultant corporation is entitled to receive, within 30 days of the termination, a severance payment equal to 12 months of his annual compensation plus all benefits payable for 12 months.

Share-Based and Option-based awards

The Kennady Long Term Equity Incentive Plan has been used to provide share purchase options which are granted in consideration of the level of responsibility of the executive as well as his or her impact or contribution to the longer-term operating performance of Kennady. In determining the number of options to be granted to the executive officers, the Kennady Board takes into account the number of options, if any, previously granted to each executive officer, and the exercise price of any outstanding options to ensure that such grants are in accordance with the policies of the TSXV, and closely align the interests of the executive officers with the interests of shareholders.

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The Compensation Committee has the primary responsibility of administering the compensation policies related to the executive management of Kennady, including option-based awards.

Summary Compensation Table

The following table (presented in accordance with Form 51-102F6 – Statement of Executive Compensation) sets forth all direct and indirect compensation provided to Kennady’s Named Executive Officers during the Kennady’s financial year ended December 31, 2016.

					Non-Equity Incentive
					Plan Compensation
					($)

						Long-
NEO			Share-	Option-	Annual	term
Name and			Based	Based	Incentive	Incentive	Pension	All Other	Total
Principal		Salary	Awards	Awards	Plans	Plans	Value	Compensation	Compensation
Position	Year(1)	($)	($)	($)	($)(4)	($)	($)	($)	($)

Dr. Rory	2016	$183,333	Nil	$504,400	$183,333	Nil	Nil	Nil	$871,066
Moore(1)
(President
and CEO)

Patrick	2016	$183,333	Nil	Nil	Nil	Nil	Nil	Nil	$183,333
Evans(2)	2015	$165,000	Nil	$415,950	$165,000	Nil	Nil	Nil	$745,950
(President	2014	$75,000	Nil	$479,400	$75,000	Nil	Nil	Nil	$629,400
and CEO)	2013	$20,000	Nil	Nil	$30,000	Nil	Nil	Nil	$50,000

Bruce	2016	$80,000	Nil	$215,100	$40,000	Nil	Nil	Nil	$335,100
Ramsden(3)	2015	$60,000	Nil	$138,650	$30,000	Nil	Nil	Nil	$228,650
(CFO)	2014	$50,000	Nil	$159,800	$15,000	Nil	Nil	Nil	$224,800
	2013	$35,200	Nil	$81,871	$11,250	Nil	Nil	Nil	$128,591

Notes:

(1)	In the fiscal year ended December 31, 2016, 200,000 stock options were granted to Dr. Moore in his capacity as President and CEO. 50% vested on April 6, 2016 and 50% vested on November 1, 2016. The options expire on April 5, 2026. They have an exercise price of $3.30 per share. They were valued using the Black-Scholes model (a common methodology) as the methodology to calculate the grant date fair value (April 6, 2016) and Kennady relied on the following key assumptions and estimates for the calculation of these Option-based Awards: Dividend yield – nil; Expected volatility – 72.76%; Risk-free rate of return – 1.16%; Expected life of options – 10 years. The fair value at the time of grant was calculated to be $504,400 for the options granted to Mr. Moore.
(2)	In the fiscal year ended December 31, 2016 no stock options were granted to Mr. Evans in his capacity as President and CEO. Mr. Evans resigned as CEO on April 30, 2016.
(3)	In the fiscal year ended December 31, 2016, 100,000 stock options were granted to Mr. Ramsden in his capacity as VP Finance and CFO. These options were granted on January 13, 2016, vested immediately and expire on January 12, 2026. They have an exercise price of $2.81 per share. They were valued using the Black-Scholes model (a common methodology) as the methodology to calculate the grant date fair value (January 13, 2016) and Kennady relied on the following key assumptions and estimates for the calculation of these Option-based Awards: Dividend yield – nil; Expected volatility – 72.76%; Risk-free rate of return – 1. 27%; Expected life of options – 10 years. The fair value at the time of grant was calculated to be $215,100 for the options granted to Mr. Ramsden.
(4)	Bonuses were accrued and paid in December 31, 2016.
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Incentive Plan Awards

Kennady does not have any incentive plans for NEOs except with Dr. Moore and with a corporation providing the services of Mr. Ramsden, pursuant to the Moore Agreement and Ramsden Agreements, respectively.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of Kennady at the year ended December 31, 2016, including awards granted before the more recently completed financial year, to each of the Named Executive Officers:

	Option- Based Awards				Share-Based Awards

							Market or
							Payout
							Value of
							Vested
					Number of		Share-
				Value of	Shares or	Market or	Based
	Number of			Unexercised	Units of	Payout Value	Awards
	Securities	Option		In-the-	Shares That	of Share-Based	Not Paid
	Underlying	Exercise	Option	Money	Have Not	Awards That	Out or
	Unexercised	Price	Expiration	Options(1)	Vested	Have Not	Distributed
Name	Options (#)	($)	Date	($)	(#)	Vested ($)	($)
Dr. Rory Moore	200,000	$3.30	April 5, 2026	$140,000	Nil	Nil	Nil
Patrick	150,000	$3.61	March 12, 2025	$ 58,500	Nil	Nil	Nil
Evans(2)	150,000	$4.10	February 13, 2024	Nil	Nil	Nil	Nil
	300,000	$1.27	November 7, 2022	$819,000	Nil	Nil	Nil
Bruce	100,000	$2.81	January 12, 2026	$119,000	Nil	Nil	Nil
Ramsden	50,000	$3.61	March 12, 2025	$19,500	Nil	Nil	Nil
	50,000	$4.10	February 13, 2024	Nil	Nil	Nil	Nil

Notes:

(1)	This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which is $4.00, and the exercise or base price of the option.
(2)	Mr. Evans resigned on April 30, 2016.

Incentive Plan Awards – Value Vested or Earned the financial year ended December 31, 2016

The following table sets out the value of the option-based awards that vested during the financial year ended December 31, 2016 for each Named Executive Officer. There were no share-based awards or non-equity incentive plan compensation amounts:

Option-Based Awards –
Value Vested
NEO Name	during the Year(1) ($)
Dr. Rory Moore	$140,000
Patrick Evans(2)	$Nil
Bruce Ramsden	$Nil

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Notes:

(1)	The value of unexercised in-the-money options on date vested is based on the number of options that became vested on the applicable date and is calculated based on the difference between the market value of the Kennady Shares on the TSXV as at the date of vesting and the exercise price of the option. Options granted during the year vested immediately and the exercise price represented market value at the time of the grant (and vesting).
(2)	Mr. Evans resigned on April 30, 2016.

Long Term Equity Incentive Plan

On June 20, 2017, the shareholders of Kennady approved the Kennady Long Term Equity Incentive Plan, which allows the Kennady Board, from time to time and in its sole discretion, to determine the eligibility of those directors, employees and other persons who provide ongoing services to Kennady, who are eligible to participate under the Kennady Long Term Equity Incentive Plan. The Kennady Board believes that stock options and restricted stock units provide an effective tool for Kennady to enable it to attract and retain key personnel in the face of competition from larger companies.

The Kennady Long Term Equity Incentive Plan provides that the maximum number of shares that may be reserved for issuance will be 10% of Kennady’s issued and outstanding shares at the time of the grant. As of May 16, 2017, there are 1,600,000 stock options and 199,999 restricted share units outstanding representing 3.8% of the issued and outstanding Kennady Shares.

The material terms of the Kennady Long Term Equity Incentive Plan are as follows:

1.	In no case, may the issuance of shares under the Kennady Long Term Equity Incentive Plan and any other share compensation arrangement of Kennady result in:

(a)	the number of shares reserved for issuance:

(i)	to insiders exceeding 10% of Kennady’s issued and outstanding share capital; or

(ii)	to any one person exceeding 5% of Kennady’s issued and outstanding share capital;

(b)	the number of shares issued within a one year period:

(i)	to insiders exceeding 10% of Kennady’s issued and outstanding share capital; or

(ii)	to any one insider and its associates exceeding 5% of Kennady’s issued and outstanding share capital.

2.	Subject to all applicable securities laws and regulations and the rules and policies of all applicable regulatory authorities, the Kennady Board may attach terms and conditions to a grant of options under the Kennady Long Term Equity Incentive Plan, provided, however, that if no specific determination is made by the Kennady Board with respect to any of the following matters, each Option shall, subject to any other specific provisions of the Plan, contain the following terms and conditions:

(a)	subject to a minimum of $0.10 per Kennady Share, the option exercise price shall not be less than the closing price of a Kennady Share on the Exchange (as such term is defined in the Kennady Long Term Equity Incentive Plan) immediately preceding the day on which the Kennady Board grants and provides notice to the Exchange of the options(s), less the discount to the closing price permitted by the Exchange;

(b)	except as provided in (c) below, or as determined by the Kennady Board, the options shall vest in instalments, with 1/3 of such option exercisable in whole or in part on or after the first anniversary following the grant of the option, and a further 1/3 vesting and becoming exercisable on each of the second and third anniversaries following the grant of the option; and

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(c)	options granted to consultants providing investor relations services shall vest at a minimum over a period of 12 months with no more than 1/4 of such options vesting in any three (3) month period.

3.	The expiry date of an option under the Kennady Long Term Equity Incentive Plan shall be the date so fixed by the Kennady Board on the date of the grant, provided such expiry date shall be no later than the tenth anniversary of the date of the grant.

4.	Options issued under the Kennady Long Term Equity Incentive Plan may not be assigned or transferred except to the legal personal representatives of a deceased optionee.

5.	The Kennady Long Term Equity Incentive Plan provides for the cashless exercise of options in the event of a bona fide offer (an “Offer”) for Kennady Shares made to holders of options, or to shareholders of Kennady generally, or to a class of shareholders which includes the option holders, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of Kennady, within the meaning given to “control person” in the Securities Act, and all stock options will become vested and any optionee may surrender his or her options to Kennady and receive a payment equal to:

(a)	if the Offer is a cash offer, the difference between the option price and the offer price under the Offer; and

(b)	if the Offer is in securities of the offeror, a number of securities of the offeror based on the difference between the Offer consideration and the option exercise price, multiplied by the number of Kennady Shares held under option.

If the Offer is not completed in the time and manner specified in the Offer, or if the offeror does not take up all Kennady Shares tendered by the option holder, any Kennady Shares issued upon exercise of stock options may be returned to Kennady and the stock options reinstated.

6.	The Kennady Board may from time to time amend the Kennady Long Term Equity Incentive Plan and the terms and conditions of any option granted under the Kennady Long Term Equity Incentive Plan without obtaining shareholder approval and, without limitation, may make amendments for the purpose of meeting any changes in any relevant law, rule or regulation applicable to the Kennady Long Term Equity Incentive Plan, or for any other purpose which may be permitted by all relevant laws, regulations, rules and policies provided that any such amendment shall not alter the terms or conditions of any option issued under the Kennady Long Term Equity Incentive Plan or impair any right of any option holder pursuant to any option awarded prior to such amendment. The Kennady Board’s discretion includes, without limitation, the authority to make amendments respecting administration of the plan, to change the class of eligible persons under the plan, to substitute any option with another award of the same or a different type, to adjust for any share consolidation or reclassification, to clarify any ambiguity, inconsistency or omission in the Kennady Long Term Equity Incentive Plan and other amendments of a clerical or housekeeping nature, to alter the vesting or termination provisions, and to modify the mechanics of exercise.

7.	The exercise price of any outstanding stock option granted to any non-insiders of Kennady may not be reduced unless shareholder approval is obtained. The exercise price of any outstanding stock option may not be reduced and the original exercise period may not be extended to the benefit of insiders of Kennady unless disinterested shareholder approval is obtained.

Pension Plan Benefits

Kennady does not have any form of pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement. Kennady does not have any form of deferred compensation plan.

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Termination and Change of Control Benefits

Except as disclosed above under the heading “Executive Compensation – Employment/Consulting Agreements of NEOs”, Kennady and its subsidiaries do not have any contracts, agreements, plans or arrangements that provide for payments to a Named Executive Officer at, following, or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, change in control of Kennady, or change in a Named Executive Officer’s responsibilities.

Director Compensation

Director Compensation Table

The following table sets forth all amounts of compensation provided to the directors, who are each not also a Named Executive Officer, for Kennady’s most recently completed period from January 1, 2016 to December 31, 2016:

		Share-	Option-	Non-Equity
	Fees	Based	Based	Incentive Plan	Pension	All Other
Director	Earned	Awards	Awards	Compensation	Value	Compensation	Total
Name(1)	($)	($)	($)	($)	($)	($)	($)
Jonathan	$15,000	Nil	$415,950	Nil	Nil	Nil	$425,950
Comerford
Carl Verley(2)	$2,500	Nil	$277,300	Nil	Nil	Nil	$287,300
David	$7,500	Nil	$277,300	Nil	Nil	Nil	$287,300
Whittle(3)
Robert	$15,000	Nil	$277,300	Nil	Nil	Nil	$287,300
Parsons
Claudia	$15,000	Nil	$230,100	Nil	Nil	Nil	$245,100
Tornquist(4)
Dr. Tom	$12,500	Nil	$214,100	Nil	Nil	$31,100	$257,700
McCandless(5)

Notes:

(1)	This table excludes the option-based awards to Rory Moore. This amount is included and discussed under “Summary Compensation Table” above.
(2)	Mr. Verley resigned as a director on February 29, 2016.
(3)	Mr. Whittle resigned on June 21, 2016.
(4)	Ms. Tornquist was appointed to the Kennady Board on January 1, 2016.
(5)	Dr. McCandless was appointed to the Kennady Board on March 1, 2016. Dr. McCandless earned $31,100 through MCC Geoscience Inc., a Company owned and controlled by Dr. McCandless.

On January 13, 2016, the Kennady Board of the Company approved that each of the Non-Executive Directors receive $15,000 per annum, effective January 1, 2016. The fees have not been increased during 2017.

As stated previously in this Circular, Kennady has a Kennady Long Term Equity Incentive Plan for the granting of incentive stock options and restricted share units to the officers, employees, and directors. The purpose of granting such options or restricted share units is to assist Kennady in compensating, attracting, retaining and motivating the directors of Kennady and to closely align the personal interests of such persons to those of the shareholders. For further details about the Kennady Long Term Equity Incentive Plan, please refer to the discussion above under the heading “Executive Compensation – Incentive Plan”.

Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of Kennady at the end of the most recently completed financial period, from January 1, 2016 to December 31, 2016, including awards granted before the most recently completed financial year, to each of the directors who are not Named Executive Officers:

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	Option-Based Awards				Share-Based Awards
						Market or	Market or
						Payout	Payout Value
					Number of	Value of	of Vested
					Shares or	Share-	Share-Based
	Number of			Value of	Units of	Based	Awards Not
	Securities			Unexercised	Shares	Awards	Paid Out or
	Underlying	Option	Option	In-the-Money	That Have	That Have	Distributed ($)
	Unexercised	Exercise	Expiration	Options(1)	Not Vested	Not Vested
Name	Options (#)	Price ($)	Date	($)	(#)	($)
Jonathan	150,000	$3.61	March 12, 2025	$58,500	Nil	Nil	Nil
Comerford	100,000	$1.27	November 8, 2022	$273,000	Nil	Nil	Nil
Robert	100,000	$3.61	March 12, 2025	$39,000
Parsons	100,000	$4.74	March 9, 2024	Nil	Nil	Nil	Nil
Claudia	100,000	$3.00	December 31,	$100,000	Nil	Nil	Nil
Tornquist			2025
Dr. Tom	85,000	$2.80	February 28,	$102,000	Nil	Nil	Nil
McCandless			2026

Notes:

(1)	This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which is $4.00, and the exercise or base price of the option.

Incentive Plan Awards – Value Vested or Earned During The Year

The following table sets out the value of the option-based awards that vested during the financial period from January 1, 2016 to December 31, 2016 for each non-executive director. There were no share-based awards or non-equity incentive plan compensation amounts:

Option-Based Awards –
Director Name	Value Vested during the Year(1) ($)
Jonathan Comerford	$Nil
Robert Parsons	$Nil
Claudia Tornquist	$100,000
Dr. Tom McCandless	$102,000

Notes:

(1)	The value of unexercised in-the-money options on the date vested is based on the number of options that became vested on the applicable date and is calculated based on the difference between the market value of the Kennady Shares on the TSXV as at the date of vesting and the exercise price of the option.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Circular, no executive officer, director, employee or former executive officer, director or employee of Kennady or any of its subsidiaries is, or at any time since the beginning of the most recently completed financial year, has any of them been, indebted to Kennady, or any of its subsidiaries, nor is any of these individuals, or at any time since the beginning of the most recently completed financial year, has any of them been, indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Kennady or any of its subsidiaries.

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DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Corporate Governance relates to the activities of the Kennady Board. National Policy 58-201 – Corporate Governance Disclosure establishes corporate governance guidelines which apply to Kennady. Corporate governance relates to activities of the Kennady Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Kennady Board and who are charged with the day-to-day management of Kennady. The Kennady Board is committed to sound corporate governance practices that are in the interests of its shareholders and contribute to effective and efficient decision making. National Instrument 58-101 – Disclosure of Corporate Governance Practices requires that each reporting company disclose its corporate governance practices on an annual basis.

Kennady’s general approach to corporate governance is summarized below.

Board of Directors

The Kennady Board is currently composed of five directors.

Independence

Section 1.4 of National Instrument 52-110 – Audit Committees (“NI 52-110”) sets out the standard for director independence. Under NI 52-110, a director is independent if he has no direct or indirect material relationship with Kennady. A material relationship is a relationship which could, in the view of the Kennady Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. NI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship with Kennady.

Applying the definition set out in section 1.4 of NI 52-110, four of the five members of the Kennady Board are independent. The members who are independent are: Jonathan Comerford, Claudia Tornquist, Dr. Tom McCandless and Robert Parsons.

Dr. Rory Moore is not independent by virtue of the fact that he is an executive officer of Kennady (Mr. Moore has been the President and CEO since May 1, 2016).

In order to facilitate its exercise of independent judgment in carrying out the responsibilities of the Kennady Board, the Kennady Board ensures that a majority of independent directors sit on all Board committees.

Management Supervision by Board

The operations of Kennady do not support a large board of directors, and the Kennady Board has determined that the current constitution of the Kennady Board is appropriate for Kennady’s current stage of development. Independent supervision of management is accomplished through choosing management who demonstrate a high level of integrity and ability and having strong independent board members. The independent directors are however able to meet at any time without any members of management including the non-independent directors being present.

Other Directorships

In addition to their positions on the Kennady Board, the following directors also serve as directors of the following reporting issuers or reporting issuer equivalents as of the date of this Circular:

Name of Director	Reporting Issuer(s) or Equivalent(s)
Dr. Rory Moore	N/A
Jonathan Comerford	Mountain Province Diamonds Inc.
Dr. Tom McCandless	N/A
Robert Parsons	Indico Resources Ltd., Prism Resources Inc.; Pan Global Resources Inc.
Claudia Tornquist	Dunnedin Ventures Inc., Silver One Resources Inc.

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Meetings of Directors

The Kennady Board meets as necessary in the absence of management to ensure the Kennady Board’s functional independence from management. Kennady recognizes the desirability of directors being able to consult outside professional advice, as appropriate, in the discharge of their duties.

The Kennady Board meets as necessary in the absence of management to ensure the Kennady Board’s functional independence from management. Kennady recognizes the desirability of directors being able to consult outside professional advice, as appropriate, in the discharge of their duties.

Since the beginning of Kennady’s most recently completed financial year, the independent directors have not held a meeting at which non-independent directors were not in attendance. The independent directors do not hold regularly scheduled meetings without non-independent directors and the Corporate Secretary (who is also a member of senior management). Open and candid discussion among independent directors is encouraged, and the independent directors are free to communicate with each other independent of the non-independent director and management as they feel is appropriate, and by the means they consider appropriate.

Independence of Chair

Kennady’s corporate governance structure recognizes the value of separating the offices of the Chair and the CEO. Dr. Rory Moore is Kennady’s President and Chief Executive Officer and the Kennady Board is chaired by Jonathan Comerford, an independent director.

Attendance

The Kennady Board meets on a regularly scheduled basis and more frequently if required. During the most recently completed period from January 1, 2016 to December 31, 2016, the Kennady Board met nine times. All of the directors were in attendance at these meetings with the exception of Mr. Evans who attended four meetings, Mr. Whittle who attended five meetings, Mr. Verley who attended two meetings, Dr. Moore who attended five meetings and Dr. McCandless who attended seven meetings.

Board Mandate

The Kennady Board is required to supervise the management of the business and affairs of Kennady and to act with a view to the best interests of Kennady and its shareholders. The Kennady Board actively oversees the development, adoption and implementation of Kennady’s strategies and plans. The Kennady Board’s responsibilities include:

(a)	representing the interests of the shareholders in all significant decisions affecting Kennady and ensuring that shareholders are kept informed of developments affecting Kennady;

(b)	Kennady’s strategic planning process,

(c)	the identification of the principal risks of Kennady’s business and ensuring the implementation of appropriate systems to manage risk,

(d)	reviewing significant operational and financial issues as they arise and providing direction to management of these matters

(e)	acting diligently to ensure that Kennady fulfils its legal and regulatory requirements

(f)	evaluating the effectiveness of senior management and establishing their compensation,

(g)	evaluating whether or not directors receive the information they require to perform their duties as directors,

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(h)	Kennady’s succession planning, including appointing, training and monitoring senior management,

(i)	Kennady’s major business development initiatives,

(j)	the integrity of Kennady’s internal control and management information systems,

(k)	Kennady’s policies for communicating with shareholders and others, and

(l)	the general review of Kennady’s results of operations.

The Kennady Board considers certain decisions to be of sufficient importance to Kennady and as such, requires management to seek the prior approval of the Kennady Board with respect to these decisions. Such decisions include:

(a)	approval of the annual capital budget and any material changes to the operating budget,

(b)	approval of Kennady’s business plan and monitoring performance,

(c)	acquisition of, or investments in, new business,

(d)	changes in the nature of Kennady’s business,

(e)	changes in senior management, and

(f)	all matters as required under the OBCA.

Position Descriptions

The Kennady Board has not adopted a written position description for the President and CEO, Dr. Rory Moore, on the basis that his role and responsibilities are well understood by him and by the other directors. Furthermore, the duties and responsibilities of the President and CEO are defined in the employment agreement between the President and CEO. These include the power and authority to manage, supervise and direct Kennady’s business and affairs, and to undertake such other duties as may, from time to time, be assigned to the President and CEO by the Kennady Board. Such duties and responsibilities are indicated to be subject always to the control and direction of the Kennady Board.

Orientation and Continuing Education

During the year ended December 31, 2016, Kennady had three resignations from the Kennady Board and three new appointments, including the CEO. While Kennady does not have formal orientation and training programs, orientation of new directors is conducted on an as-needed basis. New Board members are provided with:

•	information respecting the functioning of the Kennady Board, committees and copies of Kennady’s corporate governance policies;

•	access to recent, publicly filed documents of Kennady, technical reports and Kennady’s internal financial information;

•	access to management and technical experts and consultants; and

•	a summary of significant corporate and securities responsibilities.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance;

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and to attend related industry seminars and visit Kennady’s operations. Board members have full access to Kennady’s records.

Business Conduct Policy

The Kennady Board has adopted a written code of business conduct and ethics.

Kennady regards maintaining a culture of ethical business conduct and social responsibility as critically important. Management consistently strives to instill Kennady’s principles into the practices and actions of Kennady’s management and staff. All known or suspected breaches of ethical business conduct are required to be reported to the Chairman, President or Chief Financial Officer. All known or suspected instances of fraud are required to be reported to the Audit Committee, which reports all complaints and allegations to the Kennady Board of Directors for investigation.

Kennady requires all directors, officers and employees of Kennady to strive to avoid situations that create, have the potential to create, or create the appearance of, a conflict of interest. A director or officer who has a material interest in any transaction or agreement that comes before the Kennady Board for decision is required to disclose his or her interest to the Kennady Board members and to abstain from any vote taken on the matter.

Nomination of Directors

During the year ended December 31, 2016 there were three resignations from the Kennady Board. The newly-appointed directors to the board were nominated by the Corporate Governance and Nominating Committee. The Kennady Board does not have a separate nominating committee. The Corporate Governance and Nominating Committee assesses the performance and qualification of directors and assesses and recommends potential nominees to the Kennady Board, as needed.

Assessments

The Kennady Board monitors the adequacy of information given to directors, communication between the Kennady Board and management and the strategic direction and processes of the Kennady Board and Committees.

Board Committees

Committees of the Kennady Board are an integral part of Kennady’s governance structure. There are three standing committees: the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominating Committee. The committees were established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings. The committees facilitate effective board decision-making by providing recommendations to the Kennady Board on matters within their respective responsibilities. The Kennady Board believes that the committees assist in the effective functioning of the Kennady Board and that the composition of the committees should ensure that the views of unrelated and independent directors are effectively represented.

Each of these committees is comprised solely of non-management directors, each of whom is also independent. The committees, their mandates and memberships are outlined below.

Compensation Committee

The primary function of the Compensation Committee is to assist the Kennady Board in fulfilling its oversight responsibilities with respect to: (i) human resources policies; and (ii) executive compensation.

The Compensation Committee, in consultation with the President of Kennady, reviews and recommends to the Kennady Board for approval all matters relating to the compensation of executives of Kennady. The Compensation Committee has no formal compensation policy. The Compensation Committee monitors the performance of senior management generally. Executive officers are compensated in a manner consistent with their respective contributions to the overall benefit of Kennady.

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Executive compensation is based on a combination of factors, including a comparative review of information provided to the Compensation Committee by compensation consultants, recruitment agencies and auditors as well as historical precedent.

On December 5, 2016 and on December 15, 2016, the Compensation Committee met to consider 1) consulting annual compensation adjustments and on February 2, 2017, the Compensation Committee met to consider 2) restricted stock unit grants to directors, officers and employees.

The Compensation Committee is composed of Jonathan Comerford, Robert Parsons and Dr. Tom McCandless (Chair), all of whom are independent directors.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee has been constituted to assist the Kennady Board in fulfilling its oversight responsibilities in relation to the corporate governance practices and policies of Kennady, including the mandate, size and composition of the Kennady Board and its committees, and assessing the effectiveness of the Kennady Board, its members and the committees of the Kennady Board. During the period from January 1, 2016 to December 31, 2016, the Corporate Governance and Nominating Committee met once. The Corporate Governance and Nominating Committee is composed of Jonathan Comerford, Robert Parsons and Claudia Tornquist (Chair), all of whom are independent directors.

Audit Committee

Audit Committee Charter

The text of Kennady’s Audit Committee Charter is attached as Appendix “A” to this Schedule “K” - “Information Concerning Kennady”.

The Audit Committee meets with the independent auditors to review and inquire into matters affecting financial reporting matters, the system of internal accounting and financial controls and procedures, and the audit procedures and audit plans. The Audit Committee also recommends to the Kennady Board the auditors to be appointed. In addition, the Audit Committee reviews and recommends to the Kennady Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities. During the period from January 1, 2016 to December 31, 2016, the Audit Committee met four times.

Composition of the Audit Committee

As of the date hereof, the Audit Committee is composed of Jonathan Comerford, Robert Parsons (Chair) and Claudia Tornquist, all of whom are independent directors. All of the members of the Audit Committee are financially literate within the meaning of Section 1.6 of NI 52-110.

Relevant Education and Experience

Robert Parsons, Chair of the Audit Committee, is a Canadian-qualified Chartered Accountant. Mr. Parsons graduated with a B. Com. from McGill University in 1968, qualified as a Chartered Accountant in 1970, worked 34 years at PwC where he was a partner, and subsequent to retiring from PwC in 2002 has provided financial advisory services to clients in both the public and private sectors.

Jonathan Comerford has a Master’s in Business from the Michael Smurfit Business School and a Bachelor of Economics from University College, Dublin, and serves as Investment Manager at International Investment and Underwriting.

K-49

Claudia Tornquist has a Master’s in Business Administration from INSEAD and a Masters in Engineering from the Technical University Munich. She worked as General Manager Business Evaluation for Rio Tinto and as Executive Vice President Business Development for Sandstorm Gold and her experience includes project and financial evaluation, M&A and financing.

Pre-Approval Policies and Procedures

The Audit Committee pre- approves all audit services to be provided to Kennady by its independent auditors. The Audit Committee’s policy regarding the pre-approval of non-audit services to be provided to Kennady by its independent auditors is that all such services shall be pre-approved by the Audit Committee. Non-audit services that are prohibited to be provided to Kennady by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. Since the enactment of the Sarbanes-Oxley Act of 2002, all non-audit services, performed by Kennady’s auditor, for the fiscal year ended December 31, 2016, have been pre-approved by the Audit Committee of Kennady. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

Audit Fees

“Audit fees” are the aggregate fees billed by KPMG LLP for the audit of Kennady’s audited financial statements, attestation services provided in connection with statutory and regulatory filings or engagements, services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies and stock exchanges and other documents issued in connection with securities offerings and admissions to trading, and assistance in responding to comment letters from securities regulatory bodies, and consultations with Kennady’s management as to accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretations by the securities regulatory authorities, accounting standard setting bodies, or other regulatory or standard setting bodies.

Aggregate audit fees billed in fiscal December 31, 2016 by KPMG LLP were $36,000. Aggregate audit fees billed in the fiscal December 31, 2015 by KPMG LLP were $36,000. All such fees were approved by the Audit Committee of Kennady.

Audit-Related Fees

“Audit-related fees” are fees that are or would be charged by KPMG LLP for presentations or training on accounting or regulatory pronouncements including IFRS, due diligence services related to accounting and tax matters in connection with potential acquisitions/dispositions, advice and documentation assistance with respect to internal controls over financial reporting and disclosure controls and procedures of Kennady, and if applicable, audits of financial statements of a company’s employee benefit plan.

Audit-related fees charged by KPMG LLP during the fiscal period ended December 31, 2016 were nil and Kennady had no audit-related fees for the fiscal year ended December 31, 2015.

Tax Fees

“Tax fees” are fees for professional services rendered by KPMG LLP for tax compliance, and tax advice on actual or contemplated transactions. Tax fees charged by KPMG LLP during the fiscal period ended December 31, 2016 were $4,004 and $4,195 for the fiscal year ending December 31, 2015.

All Other Fees

In the fiscal year ending December 31, 2016, aggregate fees billed by KPMG were nil for advice and in the fiscal year ending December 31, 2015, the aggregate fees billed by KPMG were nil.

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CONFLICTS OF INTEREST

There are potential conflicts of interest to which the directors and officers of Kennady may be subject in connection with the operations of Kennady. Some of the directors and officers are engaged and will continue to be engaged, directly or indirectly, in other businesses and situations may arise where some of the directors and officers will be in direct competition with Kennady. Except as otherwise disclosed in this Circular, no conflicts of interest currently exist between Kennady and a director or officer of Kennady.

LEGAL PROCEEDINGS OR REGULATORY ACTIONS

Kennady is not or was not a party to any legal proceedings or regulatory actions, since the beginning of the most recently completed financial year, and is not aware of any such proceedings or actions known to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than otherwise disclosed in this Circular, no director or executive officer of Kennady, or shareholder who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Kennady Shares, or any known associates or affiliates of such persons, has or has had any material interest, direct or indirect, in any transaction or in any proposed transaction that has materially affected or is reasonably expected to materially affect Kennady.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditor of Kennady is KPMG LLP, Chartered Accountants, a partnership of Chartered Professional Accountants, located at Bay Adelaide Centre, 333 Bay Street, Suite 4600, Toronto, Ontario, Canada, M5H 2S5. KPMG LLP has been the auditor of Kennady since November 26, 2012.

Kennady’s transfer agent and registrar for the Kennady Shares is Computershare Investor Services Inc., located at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1. Kennady’s securities register and register of transfers are maintained in the Toronto offices of Computershare Investor Services Inc.

MATERIAL CONTRACTS

Except for the Arrangement Agreement, the Mountain Province Voting and Support Agreements (see under the heading “The Voting and Support Agreements – Mountain Province Voting and Support Agreements” in this Circular) and contracts entered into by Kennady in the ordinary course of business, the Kennady has no other material contracts entered into that are still in effect.

INTERESTS OF EXPERTS

Kennady’s independent auditors, KPMG LLP, have confirmed that they are independent with respect to Kennady within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations, and also that they are independent accountants with respect to Kennady under all relevant United States profession and regulatory standards.

Gary Vivian M.Sc., P.Geol. and Dr. Tom Nowicki, P.Geo. are the co-authors Kennady’s technical report titled “2017 Technical Report – Project Exploration Update and Faraday Inferred Mineral Resource Estimate - Kennady North Project - Northwest Territories, Canada”. To the knowledge of Kennady, neither Mr. Vivian nor Mr. Nowicki has a beneficial interest in the securities or assets of Kennady. To the knowledge of Kennady, each of Mr. Vivian and Mr. Nowicki are a “qualified person” as such term is defined in NI 43-101.

None of the foregoing experts, nor any partner, employee or consultant of such an expert who participated in and who was in a position to directly influence the preparation of the applicable statement, report or valuation, has, has received or is expected to receive, registered or beneficial interests, direct or indirect, in Kennady Shares or other property of Kennady or any of its associates or affiliates, representing 1% or more of the outstanding Kennady Shares.

K-51

OTHER MATERIAL FACTS

There are no other material facts other than as disclosed herein that are necessary to be disclosed in order for this Schedule “K” – “Information Concerning Kennady”, read in conjunction with the Circular, to contain full, true and plain disclosure of all material facts relating to the Kennady Shares.

K-52

APPENDIX “A”

TO SCHEDULE “K”

Kennady Diamonds Inc.

Charter of the

Audit Committee of the Board of Directors

Mandate

A.	Role and Objectives

The Audit Committee (the “Committee”) is a committee of the Board of Directors (the “Board”) of Kennady Diamonds Inc. (“KDI” or the “Corporation”) established for the purpose of overseeing the accounting and financial reporting process of KDI and external audits of the consolidated financial statements of KDI. In connection therewith, the Committee assists the Board in fulfilling its oversight responsibilities in relation to KDI’s internal accounting standards and practices, financial information, accounting systems and procedures, financial reporting and statements and the nature and scope of the annual external audit. The Committee also recommends for Board approval KDI’s audited annual financial statements and other mandatory financial disclosure.

KDI’s external auditor is accountable to the Board and the Committee as representatives of shareholders of KDI. The Committee shall be directly responsible for overseeing the relationship of the external auditor. The Committee shall have such access to the external auditor as it considers necessary or desirable in order to perform its duties and responsibilities. The external auditor shall report directly to the Committee.

The objectives of the Committee are as follows:

1.	to be satisfied with the credibility and integrity of financial reports;

2.	to support the Board in meeting its oversight responsibilities in respect of the preparation and disclosure of financial reporting, including the consolidated financial statements of KDI;

3.	to facilitate communication between the Board and the external auditor and to receive all reports of the external auditor directly from the external auditor;

4.	to be satisfied with the external auditor’s independence and objectivity; and

5.	to strengthen the role of independent directors by facilitating in-depth discussions between members of the Committee, management and KDI’s external auditor.

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B.	Composition

1.	The Committee shall comprise at least three directors, none of whom shall be an officer or employee of KDI or any of its subsidiaries or any affiliate thereof. Each Committee member shall satisfy the independence, financial literacy and experience requirements of applicable securities laws, rules or guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. In particular, each member of the Committee shall have no direct or indirect material relationship with KDI or any affiliate thereof which could reasonably interfere with the exercise of the member’s independent judgment. Determinations as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the full Board.

2.	Members of the Committee shall be appointed by the Board. Each member shall serve until his successor is appointed, unless he shall resign or be removed by the Board or he shall otherwise cease to be a director of KDI.

3.	The Chair of the Committee may be designated by the Board or, if it does not do so, the members of the Committee may elect a Chair by vote of a majority of the full Committee membership. The Committee Chair shall satisfy the independence, financial literacy and experience requirements as described above.

4.	The Committee shall have access to such officers and employees of KDI and to such information respecting KDI as it considers necessary or advisable in order to perform its duties and responsibilities.

C.	Meetings

1.	At all meetings of the Committee, every question shall be decided by a majority of the votes cast. In case of an equality of votes, the matter will be referred to the Board for decision.

2.	A quorum for meetings of the Committee shall be a majority of its members.

3.	Meetings of the Committee shall be scheduled at least quarterly and at such other times during each year as it deems appropriate. Minutes of all meetings of the Committee shall be taken. The CFO shall attend meetings of the Committee, unless otherwise excused from all or part of any such meeting by the Committee Chair. The Chair of the Committee shall hold in camera sessions of the Committee, without management present, at each meeting, as determined necessary.

4.	The Committee shall report the results of meetings and reviews undertaken and any associated recommendations to the Board.

5.	The Committee shall meet periodically with KDI’s external auditor in connection with the preparation of the annual financial statements and otherwise as the Committee may determine, part or all of each such meeting to be in the absence of management.

Responsibilities

As discussed above, the Committee is established to assist the Board in fulfilling its oversight responsibilities with respect to the accounting and financial reporting processes of KDI and external audits of KDI’s financial statements. In that regard, the Committee shall:

1.	satisfy itself on behalf of the Board with respect to KDI’s internal control systems including identifying, monitoring and mitigating business risks as well as compliance with legal, ethical and regulatory requirements. The Committee shall also review with management, the external auditor and, if necessary, legal counsel, any litigation, claim or other contingency (including tax

K-54

assessments) that could have a material effect on the financial position or operating results of KDI, and the manner in which these matters may be, or have been, disclosed in the financial statements;

2.	review with management and the external auditor the annual financial statements of KDI, the reports of the external auditor thereon and related financial reporting, including Management’s Discussion and Analysis and any earnings press releases, (collectively, “Annual Financial Disclosures”) prior to their submission to the Board for approval. This process should include, but not be limited to:

(a)	reviewing changes in accounting principles, or in their application, which may have a material impact on the current or future year’s financial statements;

(b)	reviewing significant accruals, reserves or other estimates;

(c)	reviewing accounting treatment of unusual or non-recurring transactions;

(d)	reviewing the adequacy of any reclamation fund;

(e)	reviewing disclosure requirements for commitments and contingencies;

(f)	reviewing financial statements and all items raised by the external auditor, whether or not included in the financial statements; and

(g)	reviewing unresolved differences between KDI and the external auditor.

Following such review, the Committee shall recommend to the Board for approval all Annual Financial Disclosures;

3.	review with management all interim financial statements of KDI and related financial reporting, including Management’s Discussion and Analysis and any earnings press releases, (collectively “Quarterly Financial Disclosures”) and, if thought fit, approve all Quarterly Financial Disclosures;

4.	be satisfied that adequate procedures are in place for the review of KDI’s public disclosure of financial information extracted or derived from KDI’s financial statements, other than Annual Financial Disclosures or Quarterly Financial Disclosures, and shall periodically assess the adequacy of those procedures;

5.	review with management and recommend to the Board for approval, any financial statements of KDI which have not previously been approved by the Board and which are to be included in a prospectus of KDI;

6.	review with management and recommend to the Board for approval, KDI’s Annual Information Form;

7.	with respect to the external auditor:

(a)	receive all reports of the external auditor directly from the external auditor;

(b)	discuss with the external auditor;

(i)	critical accounting policies;

K-55

(ii)	alternative treatments of financial information within IRFS discussed with management (including the ramifications thereof and the treatment preferred by the external auditor); and

(iii)	other material, written communication between management and the external auditor;

(c)	consider and make a recommendation to the Board as to the appointment or re-appointment of the external auditor, being satisfied that such auditor is a participant in good standing pursuant to applicable securities laws;

(d)	review the terms of engagement of the external auditor, including the appropriateness and reasonableness of the auditor’s fees and make a recommendation to the Board as to the compensation of the external auditor;

(e)	when there is to be a replacement of the external auditor, review with management the reasons for such replacement and the information to be included in any required notice to securities regulators and recommend to the Board for approval the replacement of the external auditor along with the content of any such notice;

(f)	oversee the work of the external auditor in performing its audit or review services and oversee the resolution of any disagreements between management and the external auditor;

(g)	review and discuss with the external auditor all significant relationships that the external auditor and its affiliates have with KDI and its affiliates in order to determine the external auditor’s independence, including, without limitation:

(i)	requesting, receiving and reviewing, on a periodic basis, written or oral information from the external auditor delineating all relationships that may reasonably be thought to bear on the independence of the external auditor with respect to KDI;

(ii)	discussing with the external auditor any disclosed relationships or services that the external auditor believes may affect the objectivity and independence of the external auditor; and

(iii)	recommending that the Board take appropriate action in response to the external auditor’s information to satisfy itself of the external auditor’s independence;

(h)	as may be required by applicable securities laws, rules and guidelines, either:

(i)	pre-approve all non-audit services to be provided by the external auditor to KDI (and its subsidiaries, if any), or, in the case of de minimus non-audit services, approve such non-audit services prior to the completion of the audit; or

(ii)	adopt specific policies and procedures for the engagement of the external auditor for the purposes of the provision of non-audit services;

(i)	review and approve the hiring policies of KDI regarding partners, employees and former partners and employees of the present and former external auditor of KDI;

8.	(a)	establish procedures for:

K-56

(i)	the receipt, retention and treatment of complaints received by KDI regarding accounting, internal accounting controls or auditing matters; and

(ii)	the confidential, anonymous submission by employees of KDI of concerns regarding questionable accounting or auditing matters; and

(b)	review with the external auditor its assessment of its written reports containing recommendations for improvement, and KDI’s response and follow-up to any identified weaknesses;

9.	with respect to risk management, be satisfied that KDI has implemented appropriate systems of internal control over financial reporting (and review management’s assessment thereof) to ensure compliance with any applicable legal and regulatory requirements;

10.	review annually with management and the external auditor and report to the Board on insurable risks and insurance coverage; and

11.	engage independent counsel and other advisors as it determines necessary to carry out its duties and set and pay the compensation for any such advisors.

K-57

SCHEDULE “L”

FINANCIAL STATEMENTS OF KENNADY

See attached.

L-1

SCHEDULE “L”

FINANCIAL STATEMENTS OF KENNADY

Audited annual financial statements of Kennady for the years ended December 31, 2016 and 2015, together with the notes thereto and the auditor’s report thereon	L-3

Unaudited condensed interim financial statements of Kennady for the three and nine month period ended September 30, 2017	L-30

L-2

Financial Statements (Expressed in Canadian Dollars)

KENNADY DIAMONDS INC.

For the years ended December 31, 2016 and 2015

L-3

KENNADY DIAMONDS INC.

L-4

KENNADY DIAMONDS INC.

RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying financial statements of Kennady Diamonds Inc. (“Kennady Diamonds” or the “Company”) are the responsibility of the Board of Directors.

The financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to these financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the balance sheet date. In the opinion of management, the financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) appropriate in the circumstances.

Management has established processes, which are in place to provide sufficient knowledge to support management representations that it has exercised reasonable diligence that the financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the financial statements.

The Board of Directors is responsible for reviewing and approving the financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. The Audit Committee assists the Board of Directors in fulfilling this responsibility.

The Audit Committee meets with management to review the financial reporting process and financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with IFRS as issued by the IASB, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

“Rory Moore”	“Bruce Ramsden”
Rory Moore	Bruce Ramsden
President and Chief Executive Officer	VP Finance and Chief Financial Officer

Toronto, Canada
April 6, 2017

L-5

KENNADY DIAMONDS INC.

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Kennady Diamonds Inc.

We have audited the accompanying financial statements of Kennady Diamonds Inc. (the “Company”), which comprise the statements of financial position as at December 31, 2016 and December 31, 2015, the statements of comprehensive loss, equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Kennady Diamonds Inc. as at December 31, 2016 and December 31, 2015, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

L-6

KENNADY DIAMONDS INC.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 1 in the financial statements, which describes that Kennady Diamonds Inc. expects to require additional capital resources to meet planned expenditures within the next 12 months, and there is no assurance that adequate financing will be available to meet these planned expenditures. These conditions, along with other matters, as set forth in Note 1 in the financial statements, indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

Chartered Professional Accountants, Licensed Public Accountants

April 6, 2017

Toronto, Canada

L-7

KENNADY DIAMONDS INC.

Statements of Financial Position

In Canadian dollars

	Notes	December 31, 2016	December 31, 2015

ASSETS
Current assets
Cash	4	$8,286,064	$41,068,805
Amounts receivable	4	322,383	533,453
Prepaid expenses	5	46,910	228,925
		8,655,357	41,831,183

Reclamation deposit	6	295,000	295,000
Equipment	7	1,670,305	1,683,305
Mineral properties	8	603,305	481,423

Total assets		$11,223,967	$44,290,911

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	4	$839,893	$1,103,900
Deferred premium on flow-through shares	9, 11(ii)	-	335,748
		839,893	1,439,648

Decommissioning and restoration liability	10	170,663	247,568

Shareholders’ equity:
Share capital	11	96,009,406	95,269,951
Share-based payments reserve	11	4,842,489	3,806,954
Deficit		(90,638,484)	(56,473,210)
Total shareholders’ equity		10,213,411	42,603,695

Total liabilities and shareholders’ equity		$11,223,967	$44,290,911

Going concern	1
Subsequent events	11 (iv)

The notes to the financial statements are an integral part of these statements.

On behalf of the Board:

“Rory Moore”	“Jonathan Comerford”
Director	Director

L-8

KENNADY DIAMONDS INC.

Statements of Comprehensive Loss

In Canadian dollars

		Year ended	Year ended
	Notes	December 31, 2016	December 31, 2015
Expenses
Exploration and evaluation expenses	13	$(31,806,615)	$(28,620,904)
Management fees	12	(90,000)	(90,000)
Share-based payment expense	11, 12	(1,357,290)	(1,902,694)
Professional fees		(75,977)	(73,949)
Promotion and investor relations		(81,520)	(101,462)
Director fees		(72,042)	(40,644)
Transfer agent & regulatory fees		(87,308)	(78,362)
Consulting fees and payroll		(953,055)	(552,846)
Office expenses		(76,941)	(48,316)
Travel expenses		(71,458)	(16,099)
Depreciation	7	(13,000)	(10,833)
Total expenses		(34,685,206)	(31,536,109)

Accretion expense on decommissioning and restoration liability	10	(1,213)	(1,484)
Interest income		185,397	101,787
Other income - flow through shares	9	335,748	1,634,855

Net loss and comprehensive loss for the year		$(34,165,274)	$(29,800,951)

Basic and diluted loss per share	11 (iii)	$(0.73)	$(0.92)

Weighted average number of shares outstanding		47,069,893	32,390,279

The notes to the financial statements are an integral part of these statements.

L-9

KENNADY DIAMONDS INC.

Statements of Equity

In Canadian dollars

				Share-based
	Notes	Number of shares	Share capital	payments reserve	Deficit	Total
Balance, January 1, 2015		23,627,175	$26,969,543	$1,904,260	$(26,672,259)	$2,201,544
Net loss for the year		-	-	-	(29,800,951)	(29,800,951)
Issuance of common shares - private placement	11	23,279,795	68,789,072	-	-	68,789,072
Share issue costs		-	(488,664)	-	-	(488,664)
Share-based payment expense	11	-	-	1,902,694	-	1,902,694
Balance, December 31, 2015		46,906,970	$95,269,951	$3,806,954	$(56,473,210)	$42,603,695
Net loss for the year		-	-	-	(34,165,274)	(34,165,274)
Issuance of common shares - exercise of options	11	275,000	417,700	-	-	417,700
Fair value of options exercised from share-based payments reserve		-	321,755	(321,755)	-	-
Share-based payment expense		-	-	1,357,290	-	1,357,290
Balance, December 31, 2016		47,181,970	$96,009,406	$4,842,489	$(90,638,484)	$10,213,411

The notes to the financial statements are an integral part of these statements.

L-10

KENNADY DIAMONDS INC.

Statements of Cash Flows

In Canadian dollars

	Notes	Year ended December 31, 2016	Year ended December 31, 2015
Cash provided by (used in):
Operating activities:
Net loss for the year		$(34,165,274)	$(29,800,951)
Adjustments:
Accretion expense on decomminissioning and restoration liability		1,213	1,484
Depreciation		13,000	10,833
Interest income		(185,397)	(101,787)
Other income - flow-through premium		(335,748)	(1,634,855)
Share-based payment expense		1,357,290	1,902,694
Changes in non-cash operating working capital:
Amounts receivable		211,070	(266,758)
Prepaid expenses		182,015	797,737
Accounts payable and accrued liabilities		(264,007)	(1,058,822)
		(33,185,838)	(30,150,425)
Investing activities:
Interest income		185,397	101,787
Reclamation refund		-	30,000
Mineral properties		(200,000)	-
Purchase of equipment		-	(1,694,138)
Redeemption of short-term investments		-	2,002,762
		(14,603)	440,411
Financing activities:
Proceeds from option exercises	11	417,700	-
Issuance of shares, net of share issue costs	11	-	70,271,011
		417,700	70,271,011

(Decrease) increase in cash		(32,782,741)	40,560,997
Cash, beginning of year		41,068,805	507,808
Cash, end of year		$8,286,064	$41,068,805

The notes to the financial statements are an integral part of these statements.

L-11

KENNADY DIAMONDS INC.

Notes to Financial Statements

For the Years Ended December 31, 2016 and 2015

In Canadian Dollars

1.	NATURE OF OPERATIONS AND GOING CONCERN

Kennady Diamonds Inc. was incorporated on February 27, 2012 under the Ontario Business Corporation Act.

The address of the Company’s registered office and its principal place of business is 161 Bay Street, Suite 1410, PO Box 216, Toronto, ON, Canada, M5J 2S1. The Company’s shares are listed on the TSX Venture Exchange under the symbol ‘KDI’.

Kennady Diamonds is involved in the exploration, discovery, evaluation and development of diamond properties in Canada’s Northwest Territories. The underlying value and recoverability of amounts shown as “Mineral Properties” is dependent upon the ability of the Company to discover economically recoverable reserves, to have successful exploration, permitting and development, and upon future profitable production or proceeds from disposition of the Company’s mineral properties. Failure to discover and develop economically recoverable reserves will require the Company to write off costs capitalized to date.

In the year ended December 31, 2016, the Company incurred a loss of $34,165,274, and had negative cash flow from operating activities of $33,185,838, and will be required to obtain additional sources of financing to complete its business plans going into the future. Although the Company had working capital of $7,815,464 at December 31, 2016, including $8,286,064 of cash and cash equivalents and short-term investments, the Company has insufficient capital to finance its operations over the next twelve months. The Company is currently investigating various sources of additional funding to increase the cash balances required for ongoing operations over the foreseeable future. These additional sources include, but are not limited to, share offerings, private placements, and the exercise of outstanding options. However, there is no certainty that the Company will be able to obtain financing from any of those sources. These conditions indicate the existence of a material uncertainty that may cast significant doubt as to the Company’s ability to continue as a going concern.

These financial statements have been prepared on the basis that the Company will continue as a going concern, and do not reflect adjustments to assets and liabilities that would be necessary if the going concern assumption was not appropriate, which may be material.

Authorization of Financial Statements

The financial statements for the year ended December 31, 2016 (including comparatives) were approved by the Board of Directors on April 6, 2017.

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The policies set out below were consistently applied to the comparative period presented.

(i)	Basis of preparation

These financial statements have been prepared on a historical cost basis except for cash which has been measured at fair value.

The Company has elected to present the ‘Statement of Comprehensive Loss’ as a single financial statement with its Statement of Income, titled ‘Statement of Comprehensive Loss’.

The significant accounting policies adopted in the preparation of these financial statements are set out below.

L-12

KENNADY DIAMONDS INC.

Notes to Financial Statements

For the Years Ended December 31, 2016 and 2015

In Canadian Dollars

(ii)	Interest income

Interest income from financial assets is recognized when it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably. Interest income is accrued on the basis of time that has passed by reference to the principal outstanding and at the effective interest rate.

(iii)	Mineral properties and exploration and evaluation costs

Exploration and evaluation (“E&E”) costs are those costs required to find a mineral property and determine technical feasibility and commercial viability. E&E costs include costs to establish an initial mineral resource and determine whether inferred mineral resources can be upgraded to measured and indicated mineral resources, and whether measured and indicated mineral resources can be converted to proven and probable reserves.

E&E costs consist of:

•	gathering exploration data through topographical and geological studies;
•	exploratory drilling, trenching and sampling;
•	determining the volume and grade of the resource;
•	test work on geology, metallurgy, mining, geotechnical and environmental; and
•	conducting engineering, marketing and financial studies.

Costs in relation to these activities are expensed as incurred until such time that technical feasibility and commercial viability are demonstrable. At such time, mineral properties are assessed for impairment, and an impairment loss, if any, is recognized. Capitalized acquisition costs included in Mineral Properties are transferred to capitalized costs within property, plant and equipment, or intangible assets, as appropriate. Determination of technical feasibility and commercial viability require management’s judgment and include assessment of legal, environmental, social and governmental factors.

The Company recognizes E&E costs as assets when acquired as part of a business combination, or asset purchase, or as a result of rights acquired relating to a mineral property. These assets are recognized at fair value or relative fair value if applicable. Capitalized E&E consists of:

•	acquired interest in exploration properties;
•	amounts paid for acquired rights associated with exploration properties; and
•	changes in decommissioning and restoration amounts capitalized during the period.

(iv)	Equipment

Equipment is stated at cost less accumulated amortization and accumulated impairment losses. Cost comprises the fair value of consideration given to acquire an asset and includes direct charges associated with bringing the asset to the location and condition necessary to put the asset into use, as well as future cost of dismantling and removing the asset. When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment. Replacement cost, including major inspection and overhaul expenditures are capitalized for components of property and equipment, which are accounted for separately.

Equipment are amortized over their useful lives. Amortization is calculated so as to allocate the cost of each asset over its expected useful life to its estimated residual value. The estimated useful lives, residual values and amortization method are reviewed at the end of each annual reporting period. Earthmoving equipment is amortized on a straight line basis over its estimated useful life of ten years. Assets under construction are not amortized.

(v)	Provisions

A provision is recognized in the statements of financial position when the Company has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are measured at the present value of the expected expenditures to settle the obligation, applying a risk-free interest rate. The increase in the provision due to passage of time is recognized as accretion expense.

L-13

KENNADY DIAMONDS INC.

Notes to Financial Statements

For the Years Ended December 31, 2016 and 2015

In Canadian Dollars

The Company’s decommissioning and restoration liability arise from its obligations to undertake site reclamation and remediation in connection with its mineral properties. The estimated costs of reclamation are based management’s best estimates of costs expected to reclaim this land in future periods. Future changes to any regulations and standards, as well as changes resulting from operations may result in actual reclamation costs differing from the estimate.

(vi)	Financial instruments

Financial instruments are classified into one of the following four categories: loans and receivables; fair value through profit or loss; held-to-maturity; and available-for-sale. Financial assets are initially measured at fair value. Subsequent measurement and recognition of the changes in fair value of financial instruments depends upon their initial classifications, as follows:

•	Financial assets and financial liabilities at fair value through profit and loss include financial assets and financial liabilities that are held for trading or designated upon initial recognition as at fair value through profit and loss. These financial instruments are measured at fair value with changes in fair values recognized in the Statement of Comprehensive Loss.

•	Financial assets classified as available-for-sale are measured at fair value, with changes in fair values recognized as other comprehensive income (“OCI”) in the Statement of Comprehensive Loss, except when there is objective evidence that the asset is impaired, at which point the cumulative loss that had been previously recognized in OCI is recognized within the Statement of Comprehensive Loss.

•	Financial assets classified as held-to-maturity and loans and receivables are measured subsequent to initial recognition at amortized cost using the effective interest method.

•	Financial liabilities, other than financial liabilities classified as fair value through profit and loss, are measured in subsequent periods at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or where appropriate, a short period, to the net carrying amount on initial recognition.

The Company has classified its financial instruments as follows:

Asset/Liability	Classification	Measurement
Cash	Fair value through profit and loss	Fair value
Amounts receivable	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Other liabilties	Amortized cost

The Company’s cash consists of balances with banks.

The fair values of the Company’s amounts receivable, and accounts payable and accrued liabilities approximate their carrying values because of the immediate or short-term to maturity of these financial instruments.

(vii)	Flow-through shares

Under Canadian income tax legislation, a company is permitted to issue flow-through shares whereby the Company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The proceeds from issuance of these shares are allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the flow-

L-14

KENNADY DIAMONDS INC.

Notes to Financial Statements

For the Years Ended December 31, 2016 and 2015

In Canadian Dollars

through shares. A deferred premium liability is recognized for this difference. The Company renounces the deductions for tax purposes related to the eligible exploration and evaluation expenditures on the date the flow-through shares are issued. The premium liability is reduced on a pro-rata basis and recorded in other income based on the corresponding eligible expenditures that have been incurred.

Where the Company has unused tax benefits on loss carry forwards and tax pools in excess of book value available for deduction for which no deferred tax asset is recognized, the Company recognizes the deferred tax benefit of such amounts to offset the increase in deferred tax liabilities resulting in an offsetting recovery of deferred income taxes being recognized through profit or loss in the reporting period.

(viii)	Share-based payments

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date.

The fair value determined at the grant date of the equity-settled share-based payments is expensed to the Statement of Comprehensive Loss over the vesting period, if any, which is the period during which the employee becomes unconditionally entitled to equity instruments. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest, if any.

Equity-settled share-based payment transactions with parties other than employees, if any, are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

(ix)	Loss per share

Basic loss or earnings per share is calculated by dividing loss or earnings attributable to common shares by the weighted average number of shares outstanding during the period.

Diluted loss or earnings per share is calculated using the denominator of the basic loss or earnings calculation described above adjusted to include the potentially dilutive effect of outstanding stock options.

(x)	Restricted and deferred share unit plans

The Restricted and Deferred Share Unit (“RSU” and “DSU”) plans are full value phantom shares that mirror the value of Kennady Diamonds Inc.’s publicly traded common shares. Grants under the RSU and DSU plan are made on a discretionary basis to qualified persons and employees of the Company subject to the Board of Directors’ approval. RSU’s and DSU’s vest according to the terms set out in the award agreement.

Both the RSU and DSU plans are equity settled. Equity-settled transactions are measured by reference to the fair value at the grant date. The fair value determined at grant date is recognized over the vesting period in accordance with the vesting terms and conditions, with a corresponding increase to contributed surplus.

(xi)	Income taxes and deferred taxes

The income tax expense or benefit for the period consists of two components: current and deferred. Income tax expense or benefit is recognized in the Statement of Comprehensive Loss except to the extent it relates to a business combination or items recognized directly in equity.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the period. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date in each of the jurisdictions and includes any adjustments for taxes payable or recovery in respect of prior periods.

L-15

KENNADY DIAMONDS INC.

Notes to Financial Statements

For the Years Ended December 31, 2016 and 2015

In Canadian Dollars

Taxable profit or loss differs from profit or loss as reported in the Statement of Comprehensive Loss because of items of income or expense that are taxable or deductible in other years, and items that are never taxable or deductible.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, loss carryforwards and tax credit carryforwards to the extent that it is probable that taxable profits will be available against which they can be utilized. To the extent that the Company does not consider it to be probable that taxable profits will be available against which deductible temporary differences, loss carryforwards, and tax credit carryforwards can be utilized, a deferred tax asset is not recognized.

Deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Current and deferred taxes are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly into equity, in which case, the current and deferred taxes are also recognized in other comprehensive income or directly in equity respectively.

(xii)	Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Company

At the date of authorization of these financial statements, certain new standards, amendments and interpretations to existing standards have been published but are not yet effective, and have not been adopted early by the Company.

The Company anticipates that all of the relevant pronouncements will be adopted in the Company’s accounting policy for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Company’s audited financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements and are therefore not discussed below.

Share-based payments

In June 2016, the IASB issued amendments to International Financial Reporting Standard 2, Share-based Transactions (“IFRS 2”). The amendments to IFRS 2 are effective for periods beginning on or after January 1, 2018 and are to be applied prospectively. The amendments clarify the classification and measurement of share-based payment transactions. Management is currently assessing the impact of the amendments to IFRS 2 on the financial statements.

L-16

KENNADY DIAMONDS INC.

Notes to Financial Statements

For the Years Ended December 31, 2016 and 2015

In Canadian Dollars

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments (“IFRS 9”) bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The extent of the impact of adoption of IFRS 9 has not yet been determined.

Leases

On January 13, 2016, the IASB issued International Financial Reporting Standard 16, Leases (“IFRS 16”). The new standard will replace existing lease guidance in IFRS and related interpretations, and requires companies to bring most leases on- balance sheet. The new standard is effective for annuals beginning on or after January 1, 2019. The Company is currently assessing the impact of IFRS 16.

Income taxes

In January 2016, the IASB issued amendments to IAS 12 Income Taxes (“IAS 12”). The amendments clarify that the existence of a deductible temporary difference is not affected by possible future changes in the carrying amount or expected manner of recovery of the asset and also clarify the methodology to determine the future taxable profits used for assessing the utilization of deductible temporary differences. The amendments apply for annual periods beginning on or after January 1, 2017 with retrospective application. Early application of the amendments is permitted. The impact of the amendments to IAS 12 on the Company’s financial statements has not yet been determined.

3.	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These audited financial statements include estimates, which, by their nature, are uncertain and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

i)	Significant Judgments in Applying Accounting Policies

The areas which require management to make significant judgments in applying the Company’s accounting policies in determining carrying values include, but are not limited to:

a)	Impairment analysis – Mineral Properties

The Company reviews its mineral properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. IFRS 6 - Exploration for and evaluation of mineral resources requires the Company to make certain judgments in respect of such events and changes in circumstances, and in assessing their impact on the valuations of the affected assets. The Company’s assessment is that as at December 31, 2016 and December 31, 2015, no indicators of an impairment in the carrying value of its mineral properties had occurred.

L-17

KENNADY DIAMONDS INC.

Notes to Financial Statements

For the Years Ended December 31, 2016 and 2015

In Canadian Dollars

ii)	Significant Accounting Estimates and Assumptions

The areas which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to:

a)	Impairment analysis – Mineral Properties

The Company reviews its mineral properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. If indicators of impairment are identified, management will perform an impairment test in accordance with IAS 36 – Impairment of assets (“IAS 36”). IAS 36 requires the Company to make certain judgments, assumptions, and estimates in determining the estimate of the net recoverable amount. Impairments are recognized when the carrying values exceed management’s estimate of the net recoverable amounts associated with the affected assets. The values shown on the statement of financial position for Mineral Properties represents the Company’s assumption that the amounts are recoverable. As a result of the numerous variables associated with the Company’s judgments and assumptions, the precision and accuracy of estimates of the recoverable amount is subject to significant uncertainties, and may change significantly as additional information becomes known.

b)	Stock options

The stock option pricing model requires the input of highly subjective assumptions including the expected life and volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

c)	Provision for decommissioning and restoration

The decommissioning and restoration liability and the accretion recorded are based on estimates of future cash flows, discount rates, and assumptions regarding timing. The estimates are subject to change and the actual costs for the decommissioning and restoration liability may change significantly.

d)	Deferred taxes

Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and on unused losses carried forward, and are measured using the substantively enacted tax rates that are expected to be in effect when the differences are expected to reverse or losses are expected to be utilized. Deferred tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, including forecasts, it is probable that they will be realized. The Company has not recorded the benefit of tax losses or deductible temporary differences.

4.	FAIR VALUE MEASUREMENT

For financial instruments recorded at fair value, the Company categorizes each of its fair value measurements in accordance with a fair value hierarchy. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

L-18

KENNADY DIAMONDS INC.

Notes to Financial Statements

For the Years Ended December 31, 2016 and 2015

In Canadian Dollars

The Company’s financial assets are measured at fair value and are summarized in the following table:

	December 31, 2016
	Level 1	Level 2	Level 3
Cash	$8,286,064	$-	$-

	December 31, 2015
	Level 1	Level 2	Level 3
Cash	$41,068,805	$-	$-

The fair values of the amounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the relatively short-term maturity of these financial instruments.

The carrying amounts by classification are:

	December 31,	December 31,
	2016	2015
Financial assets

Fair value through profit or loss
Cash	$8,286,064	$41,068,805

Loans and receivables
Amounts receivable	322,383	533,453

Financial liabilities
Financial liabilities measured at amortized cost
Accounts payable and accrued liabilities	839,893	1,103,900

The Company’s interest income on its bank balances carried at fair value is presented on the Statements of Comprehensive Loss in the interest line.

Financial instruments risks

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk and market risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.

At December 31, 2016 and 2015, the Company does not have any allowance for doubtful accounts, and does not consider that any such allowance is necessary.

All of the Company’s cash is held with a major Canadian financial institution and thus the exposure to credit risk is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to amounts receivable. The Company considers the risk of loss for its amounts receivable to be remote and significantly mitigated due to the financial strength of the party from whom the receivables are due - the Canadian government for harmonized sales tax (“HST”) refunds receivable in the amount of $322,383 (December 31, 2015 - $503,453).

L-19

KENNADY DIAMONDS INC.

Notes to Financial Statements

For the Years Ended December 31, 2016 and 2015

In Canadian Dollars

The Company’s current policy is to hold excess cash in high interest bank accounts. It periodically monitors the investment income it makes and is satisfied with the credit ratings of its bank.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its operating requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process. The Company’s financial liabilities comprise its accounts payable and accrued liabilities, all of which are due within the next 12-month period. Refer to note 1 with respect to the ability of the Company to continue as a going concern. There are no operating lease commitments.

Market risk

Market risk primarily relates to the risk of loss that results from change in commodity prices, foreign exchange and interest rates. The Company does not have commodity price risk or foreign exchange risk. The Company has no significant exposure at December 31, 2016 to interest rate risk through its financial instruments. The Company has no interest-bearing debt.

5.	PREPAID EXPENSES

	December 31, 2016	December 31, 2015
Prepaid expenses	$45,420	$28,925
Prepaid deposits	1,490	-
Prepaid drilling expense	-	200,000
	$46,910	$228,925

6.	RECLAMATION DEPOSIT

At December 31, 2016, the Company had provided a total reclamation deposit of $295,000 (December 31, 2015 – $295,000) to the Mackenzie Valley Land and Water Board for its mining project to secure clean-up costs if the project is abandoned or closed (Note 10).

L-20

KENNADY DIAMONDS INC.

Notes to Financial Statements

For the Years Ended December 31, 2016 and 2015

In Canadian Dollars

7.	EQUIPMENT

The Company’s equipment as at December 31, 2016 and 2015 is as follows:

	Earthmoving	Assets under
	equipment	construction*	Total
Cost
At January 1, 2015	$-	$-	$-
Additions	130,000	1,564,138	1,694,138
At December 31, 2015	130,000	1,564,138	1,694,138
Additions	-	-	-
At December 31, 2016	$130,000	$1,564,138	$1,694,138

Accumulated depreciation
At January 1, 2015	$-	$-	$-
Depreciation	(10,833)	-	(10,833)
At December 31, 2015	(10,833)	-	(10,833)
Depreciation	(13,000)	-	(13,000)
At December 31, 2016	$(23,833)	$-	$(23,833)

Carrying amounts
At December 31, 2015	$119,167	$1,564,138	$1,683,305
At December 31, 2016	$106,167	$1,564,138	$1,670,305

*Assets under construction represents an exploration camp that is currently in storage and not in use.

8.	MINERAL PROPERTIES

Mineral properties represent the Company’s claim to the Kennady North Project.

The continuity of the Mineral Properties is as follows:

Balance, January 1, 2015	$382,355
Acquired mineral rights and claims	-
Change in expected decommissioning and restoration liability	99,068
Balance, December 31, 2015	$481,423
Acquired mineral rights and claims	200,000
Change in expected decommissioning and restoration liability	(78,118)
Balance, December 31, 2016	$603,305

In the year ended December 31, 2016, the Company acquired six mining leases from GGL Resources Corp (“GGL”). In consideration for the purchase, the Company paid to GGL a cash sum of $200,000 and GGL retained a 0.75% royalty interest (the “Royalty”) on all mineral products produced from the property. The Company has the right at any time prior to commencement of production from the property to purchase one-third (1/3) of the Royalty, being 0.25%, for the sum of $1,000,000.

L-21

KENNADY DIAMONDS INC.

Notes to Financial Statements

For the Years Ended December 31, 2016 and 2015

In Canadian Dollars

9.	DEFERRED PREMIUM ON FLOW-THROUGH SHARES

The premium paid for flow-through shares in excess of the fair value of common shares is initially recognized as a liability. The liability is reduced on a pro-rata basis and recorded in other income based on the corresponding eligible expenditures that have been incurred.

	December 31, 2016	December 31, 2015
Balance, beginning of year	$335,748	$-
Deferred premium liability recognized on flow-through issuances	-	1,970,603
Income recognized based on corresponding eligible expenditures	(335,748)	(1,634,855)
Balance, end of year	$-	$335,748

10.	DECOMMISSIONING AND RESTORATION LIABILITY

The decommissioning and restoration liability refers to projected costs to remove the camp and all of the equipment from the Company’s exploration site in the Northwest Territories.

The decommissioning and restoration liability was calculated using the following assumptions as at December 31, 2016 and 2015:

	December 31, 2016	December 31, 2015
Expected undiscounted cash flows	$175,000	$250,000
Discount rate	0.84%	0.49%
Periods	2019	2018

The continuity of the decommissioning and restoration liability at December 31, 2016 and 2015 is as follows:

	December 31, 2016	December 31, 2015
Balance, beginning of year	$247,568	$147,016
Change in estimate of discounted cash flows for the year	(78,118)	99,068
Accretion recorded in the year	1,213	1,484
Balance, end of the year	$170,663	$247,568

11.	SHAREHOLDERS’ EQUITY

i.	Authorized share capital

Unlimited common shares, without par value. Each common share entitles the holder to one shareholder vote. There is no other class of shares in the Company.

ii.	Share capital

The number of shares issued and fully paid as at December 31, 2016 is 47,181,970.

On October 8, 2015, the Company closed a non-brokered private placement of flow-through common shares and non-flow- through common shares, at the prices of $3.40 per share and $2.75 per share, respectively. The Company issued a total of 11,731,105 non-flow through common shares for gross proceeds of $32,260,539, and 300,000 flow-through common

L-22

KENNADY DIAMONDS INC.

Notes to Financial Statements

For the Years Ended December 31, 2016 and 2015

In Canadian Dollars

shares for gross proceeds of $1,020,000. An amount of $195,000 was recognized as the premium paid for flow-through shares in excess of the fair value of the common shares and was initially recognized as a liability. Share issuance costs of

$202,646 were incurred in connection with the private placement.

On September 30, 2015, the Company closed a non-brokered private placement of flow-through common shares and non- flow-through common shares, at the prices of $3.40 per share and $2.75 per share, respectively. The Company issued 1,393,235 flow-through common shares for gross proceeds of $4,736,999, and 3,672,773 non flow-through common shares for gross proceeds of $10,100,126 as a result of the non-brokered private placement. An amount of $905,603 was recognized as the premium paid for flow-through shares in excess of the fair value of the common shares and was initially recognized as a liability. Share issuance costs of $150,042 were incurred in connection with the private placement.

On August 12, 2015, the Company closed a non-brokered private placement and issued a total of 1,176,735 common shares at a price of $3.40 per share, for aggregate gross proceeds of $4,000,899. Share issuance costs of $35,780 were incurred in connection with the private placement.

On March 10, 2015, the Company closed the final tranche of the non-brokered private placement and issued a total of 4,405,947 common shares at a price of $3.55 per share, for aggregate gross proceeds of $15,641,112. Share issuance costs of $100,196 were incurred in connection with the private placement.

On February 25, 2015, the Company issued 600,000 flow-through common shares at a price of $5.00 per share, for aggregate gross proceeds of $3,000,000. An amount of $870,000 was recognized as the premium paid for flow-through shares in excess of the fair value of the common shares was recognized as a liability.

iii.	Loss per share

The following table sets forth the computation of basic and diluted loss or earnings per share:

	Year ended	Year ended
	December 31, 2016	December 31, 2015
Numerator
Net loss for the year	$(34,165,274)	$(29,800,951)

Denominator
For basic - weighted average number of shares outstanding	47,069,893	32,390,279
Effect of dilutive securities	-	-
For diluted - adjusted weighted average number of shares outstanding	47,069,893	32,390,279

Loss Per Share
Basic	$(0.73)	$(0.92)
Diluted	(0.73)	(0.92)

The calculation for the weighted average number of shares outstanding is based on the number of shares outstanding on a daily basis in the year ended December 31, 2016 and 2015. Shares issuable on exercise of stock options totaling 2,100,000 on December 31, 2016 (2015 - 1,785,000) were not included in the computation of diluted loss per share because the effect would have been anti-dilutive.

iv.	Stock options, RSUs, DSUs and share-based payments reserve

The Company, through its Board of Directors and shareholders, adopted a long-term equity incentive plan (the “Plan”) which, among other things, allows for the maximum number of shares that may be reserved for issuance under the Plan to be 10% of the Company’s issued and outstanding shares at the time of the grant. The Board of Directors has the authority

L-23

KENNADY DIAMONDS INC.

Notes to Financial Statements

For the Years Ended December 31, 2016 and 2015

In Canadian Dollars

and discretion to grant stock option, RSU and DSU awards within the limits identified in the Plan, which includes provisions limiting the issuance of options to qualified persons and employees of the Company to maximums identified in the Plan.

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2016 and 2015:

	December 31, 2016
	Number of options	Weighted average exercise price
Balance at beginning of year	1,785,000	2.76
Granted during the year	590,000	3.01
Exercised during the year	(275,000)	1.52
Balance at end of the year	2,100,000	$2.99
Options exercisable at the end of the year	2,100,000

	December 31, 2015
		Weighted average
	Number of options	exercise price
Balance at beginning of year	1,100,000	$2.23
Granted during the year	685,000	3.61
Balance at end of the year	1,785,000	$2.76
Options exercisable at the end of the year	1,785,000

The fair value of the 590,000 (2015 - 685,000) stock options granted in the year ended December 31, 2016 has been estimated on the date of grant using the Black-Scholes option pricing model, using the assumptions below, and total $1,357,290 (2015 - $1,899,505). The stock options granted in the year ended December 31, 2016 and 2015 vested immediately, except for the 200,000 granted on April 5, 2016 which vested 50% on May 1, 2016 and the remainder on November 1, 2016.

	December 31, 2016	December 31, 2015
Exercise price	$2.80 - $3.30	$3.61
Expected volatility*	72.76%	72.76%
Expected option life	10 years	10 years
Expected forfeiture	none	none
Expected dividend yield	0%	0%
Risk-free interest rate	1.16% - 1.40%	1.48%

*Expected volatility has been based on an evaluation of the historical volatility of comparable companies in the same industry and stage of operations.

L-24

KENNADY DIAMONDS INC.

Notes to Financial Statements

For the Years Ended December 31, 2016 and 2015

In Canadian Dollars

The following tables reflect the Black-Scholes values, the number of stock options outstanding, the weighted average of options outstanding, and the exercise price of stock options outstanding at December 31, 2016 and 2015.

At December 31, 2016
Expiry Date	Black-Scholes Value	Number of Options	Exercise Price
November 6, 2022	$455,235	465,000	1.27
March 17, 2023	47,549	50,000	1.23
February 13, 2024	799,000	250,000	4.10
March 9, 2024	369,800	100,000	4.74
March 12, 2025	1,899,505	685,000	3.61
December 31, 2025	230,100	100,000	3.00
January 12, 2026	354,915	165,000	2.81
February 28, 2026	181,985	85,000	2.80
April 5, 2026	504,400	200,000	3.30
	$4,842,489	2,100,000	2.99

At December 31, 2015
	Black-Scholes	Number of	Exercise
Expiry Date	Value	Options	Price
November 6, 2022	$587,400	600,000	1.27
January 31, 2023	103,700	100,000	1.34
March 17, 2023	47,550	50,000	1.23
February 13, 2024	799,000	250,000	4.10
March 9, 2024	369,800	100,000	4.74
March 12, 2025	1,899,505	685,000	3.61
	$3,806,955	1,785,000	2.76

The weighted average remaining contractual life of the options outstanding at December 31, 2016 is 7.7 years (2015 – 8.03 years).

During the year ended December 31, 2016, 275,000 stock options were exercised for gross proceeds of $417,700 (2015 - $Nil). The market price, on the dates of exercise, of stock options exercised during the year ended December 31, 2016 were

$1,053,650 (2015 - $Nil).

The Restricted and Deferred Share Unit (“RSU” and “DSU”) plans are full value phantom shares that mirror the value of Kennady Diamonds Inc.’s publicly traded common shares. Grants under the RSU and DSU plan are made on a discretionary basis to qualified persons and employees of the Company subject to the Board of Directors’ approval. Under the 2016 RSU and DSU plan, RSU’s vests according to the terms set out in the award agreement. Vesting under the RSU and DSU plan is subject to special rules for death, disability and change in control. The awards can be settled through issuance of common shares or paid in cash, at the discretion of the Board of Directors.

As at December 31, 2016, no RSU or DSU awards have been granted.

Subsequent to the year ended December 31, 2016, 200,000 stock options were exercised for gross proceeds of $408,000.

Subsequent to the year ended December 31, 2016, 100,000 stock options were forfeited.

Subsequent to the year ended December 31, 2016, 224,999 RSUs were granted with a fair value of $3.55 per unit.

L-25

KENNADY DIAMONDS INC.

Notes to Financial Statements

For the Years Ended December 31, 2016 and 2015

In Canadian Dollars

12.	RELATED PARTIES

In accordance with IAS 24 Related Parties, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

The Company’s related parties include its key management, the Company’s directors, and their close family members. Mountain Province and the Gahcho Kué Joint Venture, in which Mountain Province holds an interest, are also related parties since the Company and Mountain Province had common members of key management and certain directors in 2016. International Investment and Underwriting (“IIU”) is also a related party since it is controlled by Mr. Dermot Desmond. MCC Geoscience Inc. (“MCC”) is also a related party since it is controlled by a member of the Board of Directors.

Related party transactions are recorded at their exchange amount, being the amount agreed to by the parties. Outstanding balances are settled in cash.

The Company had the following transactions and balances with its related parties including key management personnel, and Mountain Province which includes the monthly management fee charged by Mountain Province for the reimbursement of expenses incurred on the Company’s behalf by Mountain Province. The transactions with key management personnel are in the nature of remuneration which are paid directly by the Company and are not included in the monthly management fee charged by Mountain Province. The transactions with IIU are for the director fees and travel expenses of the Chairman of the Company. The transactions with MCC are for consulting fees and reimbursements of travel expenses.

The balances as at December 31, 2016 and 2015 were as follows:

	December 31, 2016	December 31, 2015
Payable to key management personnel and directors	$406	$-
Payable to International Investment and Underwriting	22,832	-
Payable to MCC Geoscience Inc.	9,056	-
Payable to Mountain Province Diamonds Inc.	-	8,475

The transactions for the year ended December 31, 2016 and 2015 were as follows:

	Year ended	Year ended
	December 31, 2016	December 31, 2015
The total of the transactions:
Management fee and reimburseable expenses charged by Mountain Province	$90,000	$90,000
International Investment and Underwriting	22,832	10,000
Consulting fees charged by MCC Geoscience Inc.	31,100	-
Remuneration of key management personnel	1,955,039	2,364,213

L-26

KENNADY DIAMONDS INC.

Notes to Financial Statements

For the Years Ended December 31, 2016 and 2015

In Canadian Dollars

The remuneration expense of key management personnel for the year ended December 31, 2016 and 2015 were as follows:

	Year ended December 31, 2016	Year ended December 31, 2015
Consulting fees, director fees, payroll and other short-term benefits	$791,339	$461,519
Share-based payment expense	1,163,700	1,902,694
	$1,955,039	$2,364,213

13.	EXPLORATION AND EVALUATION EXPENSES

	Year ended December 31, 2016	Year ended December 31, 2015
Lease payments	$28,423	$28,325
Aircraft support	2,379,866	2,342,757
Fuel	1,406,832	1,502,523
Geophysics	605,597	139,214
Drilling support	120,623	475,518
Exploration personnel and program support	4,177,077	3,587,393
Camp maintenance, supplies, mobilization, general costs	4,236,642	4,614,370
Site & logistical support	5,767,738	2,210,130
Environmental	115,933	82,160
Professional geological services	895,178	732,703
Drilling	9,270,993	10,646,286
Technical consultant	196,225	119,783
Laboratory analysis	1,816,974	1,896,063
Diamond valuation	191,048	155,145
Permitting	149,135	88,534
Preliminary economic assessment	448,331	-
	$31,806,615	$28,620,904

L-27

KENNADY DIAMONDS INC.

Notes to Financial Statements

For the Years Ended December 31, 2016 and 2015

In Canadian Dollars

14.	INCOME TAXES

Rate Reconciliation

The provision for income tax differs from the amount that would have resulted by applying the combined Canadian Federal and Ontario statutory income tax rates of approximately 26.5% (2015 – 26.5%):

	December 31, 2016	December 31, 2015
Loss before income taxes	$(34,165,274)	$(29,800,951)
	26.5%	26.5%
Tax recovery calculated using statutory rates	(9,053,798)	(7,897,252)
Expenses not deductible	736,620	1,926,206
Change in tax benefits not recognized	8,317,178	5,971,046

Income tax expenses (recovery)	$-	$-

Unrecognized deferred tax assets

Deductible temporary differences for which no deferred tax assets have been recognized are attributable to the following:

	December 31, 2016	December 31, 2015
Property and equipment	$629,393	$10,833
Mineral properties	65,695,947	44,128,904
Decommissionning and restoration liability	170,663	247,568
Loss carryforwards	4,808,877	2,682,949
Share issuance costs	415,708	638,844
Investment tax credits	429,007	436,854

Income tax attributes

As at December 31, 2016, the Company had the following non-capital losses available for carry forward and certain other tax attributes as follows:

	Amounts	Expiry Date
Non-capital losses	$4,808,877	2032-2036
Investment tax credits	429,007	2032-2036
Tax basis of mineral properties	65,695,947	indefinite
Tax basis of property and equipment	735,560	indefinite
Share issuance costs	415,708	2035-2040

15.	CAPITAL MANAGEMENT

The capital of Kennady Diamonds consists of its shareholders’ equity. The Company’s objectives when managing capital are to safeguard Kennady Diamonds’ ability to continue to pursue the exploration and evaluation of its mineral properties and to maintain optimal returns to shareholders and benefits for other stakeholders. The Company manages its capital structure and makes adjustments to it, in order to have the funds available to support the exploration of its mineral

L-28

KENNADY DIAMONDS INC.

Notes to Financial Statements

For the Years Ended December 31, 2016 and 2015

In Canadian Dollars

properties. The Company’s main property, Kennady North, is in the exploration stage, and as such the Company is dependent on external equity financing to fund its activities. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company’s capital consists of:

	December 31, 2016	December 31, 2015
Share capital	$96,009,406	$95,269,951
Share-based payments reserve	4,842,489	3,806,954
Deficit	(90,638,484)	(56,473,210)
	$10,213,411	$42,603,695

In order to carry out the planned management of the Company’s properties and to pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed.

Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the year ended December 31, 2016.

16.	SEGMENTED REPORTING

The Company has determined that it has only one operating segment.

L-29

Condensed Interim Financial Statements (Expressed in Canadian Dollars)

KENNADY DIAMONDS INC.

For the three and nine months ended September 30, 2017 (Unaudited)

L-30

KENNADY DIAMONDS INC.

L-31

KENNADY DIAMONDS INC.

RESPONSIBILITY FOR CONDENSED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed interim financial statements of Kennady Diamonds Inc. (“Kennady Diamonds” or the “Company”) are the responsibility of the Board of Directors.

The unaudited condensed interim financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the Company’s audited financial statements as at December 31, 2016. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the financial position date. The condensed interim financial statements have been prepared in accordance with International Accounting Standards 34 – Interim Financial Reporting using the accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) appropriate in the circumstances.

Management has established processes, which are in place to provide sufficient knowledge to support management representations that it has exercised reasonable diligence that the unaudited condensed interim financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the unaudited condensed interim financial statements.

The Board of Directors is responsible for reviewing and approving the unaudited condensed interim financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. The Audit Committee assists the Board of Directors in fulfilling this responsibility.

The Audit Committee meets with management to review the financial reporting process and financial statements together with other financial information of the Company. The Audit Committee approves the unaudited condensed interim financial statements together with other financial information of the Company for issuance to the shareholders on behalf of the Board of Directors.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with IFRS as issued by the IASB, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

“Rory Moore”	“Bruce Ramsden”
Rory Moore	Bruce Ramsden
President and Chief Executive Officer	VP Finance and Chief Financial Officer

Toronto, Canada

November 17, 2017

L-32

KENNADY DIAMONDS INC.

Condensed Interim Statements of Financial Position

In Canadian dollars

(Unaudited)

	Notes	September 30, 2017	December 31, 2016

ASSETS
Current assets
Cash	4	$2,032,386	$8,286,064
Amounts receivable	4	172,351	322,383
Prepaid expenses	5	65,589	46,910
		2,270,326	8,655,357

Reclamation deposit	6	250,000	295,000
Equipment	7	1,660,555	1,670,305
Mineral properties	8	603,305	603,305

Total assets		$4,784,186	$11,223,967

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	4	667,496	839,893
Deferred premium on flow-through shares	9, 11(ii)	889,083	-
		1,556,579	839,893

Decommissioning and restoration liability	10	171,736	170,663

Shareholders’ equity:
Share capital	11	107,545,837	96,009,406
Share-based payments reserve	11	4,788,244	4,842,489
Deficit		(109,278,210)	(90,638,484)
Total shareholders’ equity		3,055,871	10,213,411

Total liabilities and shareholders’ equity		$4,784,186	$11,223,967

Going concern	1

The notes to the condensed interim financial statements are an integral part of these statements.

On behalf of the Board:

“Rory Moore”	“Jonathan Comerford”
Director	Director

L-33

KENNADY DIAMONDS INC.

Condensed Interim Statements of Comprehensive Loss

In Canadian dollars

(Unaudited)

		Three months ended	Three months ended	Nine months ended	Nine months ended
	Notes	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Expenses
Exploration and evaluation expenses	13	$(2,869,279)	$(6,021,997)	$(17,855,176)	$(29,182,492)
Management fees	12	(22,500)	(22,500)	(67,500)	(67,500)
Share-based payment expense	12	(81,640)	(126,100)	(798,747)	(1,313,429)
Professional fees		(29,275)	(24,638)	(110,906)	(61,441)
Promotion and investor relations		(20,345)	(6,067)	(69,735)	(61,431)
Director fees		(15,285)	(17,536)	(48,219)	(56,766)
Transfer agent & regulatory fees		(15,648)	(22,845)	(89,634)	(73,455)
Consulting fees and payroll		(104,958)	(109,884)	(361,704)	(539,882)
Office expenses		(14,702)	(21,327)	(55,096)	(56,914)
Travel expenses		(29,588)	(10,123)	(50,033)	(26,676)
Depreciation	7	(3,250)	(3,250)	(9,750)	(9,750)
Total expenses		(3,206,470)	(6,386,267)	(19,516,500)	(31,449,736)

Accretion expense on decommissioning and restoration liability	10	(360)	(305)	(1,073)	(908)
Interest income		9,060	33,406	28,469	163,821
Other income flow- through shares	9	745,282	-	849,378	335,748

Net loss and comprehensive loss for the period		$(2,452,488)	$(6,353,166)	$(18,639,726)	$(30,951,075)

Basic and diluted loss per share	11 (iii)	$(0.05)	$(0.13)	$(0.38)	$(0.66)

Weighted average number of shares outstanding		50,887,277	47,144,416	49,104,610	47,033,448

The notes to the condensed interim financial statements are an integral part of these statements.

L-34

KENNADY DIAMONDS INC.

Condensed Interim Statements of Equity

In Canadian dollars

(Unaudited)

	Notes		Number of shares	Share capital	Share-based payments reserve	Deficit	Total
Balance, January 1, 2016			46,906,970	$95,269,951	$3,806,954	$(56,473,210)	$42,603,695
Net loss for the period			-	-	-	(30,951,075)	(30,951,075)
Issuance of common shares - exercise of options	11	(iv)	250,000	347,450	-	-	347,450
Fair value of options exercised from share-based payments reserve			-	267,980	(267,980)	-	-
Share-based payment expense			-	-	1,313,429	-	1,313,429
Balance, September 30, 2016			47,156,970	$95,885,381	$4,852,403	$(87,424,285)	$13,313,499

Balance, January 1, 2017			47,181,970	$96,009,406	$4,842,489	$(90,638,484)	$10,213,411
Net loss for the period			-	-	-	(18,639,726)	(18,639,726)
Issuance of common shares - exercise of options	11	(iv)	490,000	775,300	-	-	775,300
Fair value of options exercised from share-based payments reserve			-	596,210	(596,210)	-	-
Issuance of common shares - private placement	11	(ii)	3,168,296	10,296,962	-	-	10,296,962
Share issue costs			-	(388,823)	-	-	(388,823)
Issurance of common shares - exercise of vested RSUs	11	(iv)	72,333	256,782	(256,782)	-	-
Share-based payment expense			-	-	798,747	-	798,747
Balance, September 30, 2017			50,912,599	$107,545,837	$4,788,244	$(109,278,210)	$3,055,871

The notes to the condensed interim financial statements are an integral part of these statements.

L-35

KENNADY DIAMONDS INC.

Condensed Interim Statements of Cash Flows

In Canadian dollars

(Unaudited)

		Nine months ended	Nine months ended
	Notes	September 30, 2017	September 30, 2016
Cash provided by (used in):
Operating activities:
Net loss for the period		$(18,639,726)	$(30,951,075)
Adjustments:
Accretion expense on decomminissioning and restoration liability		1,073	908
Depreciation		9,750	9,750
Interest income		(28,469)	(163,821)
Other income flow--through premium		(849,378)	(335,748)
Share-based payment expense		798,747	1,313,429
Changes in non-cash operating working capital:
Amounts receivable		150,032	80,486
Prepaid expenses		(18,679)	167,985
Accounts payable and accrued liabilities		(172,397)	1,157,735
		(18,749,047)	(28,720,351)
Investing activities:
Interest income		28,469	163,821
Reclamation deposit refund		45,000	-
Mineral properties		-	(200,000)
		73,469	(36,179)
Financing activities:
Proceeds from option exercises	11(iv)	775,300	347,450
Issuance of shares, net of share issue costs	11(ii)	11,646,600	-
		12,421,900	347,450

Decrease in cash		(6,253,678)	(28,409,080)
Cash, beginning of period		8,286,064	41,068,805
Cash, end of period		$2,032,386	$12,659,725

The notes to the condensed interim financial statements are an integral part of these statements.

L-36

KENNADY DIAMONDS INC.
Notes to Condensed Interim Financial Statements
For the Three and Nine Months Ended September 30, 2017
In Canadian Dollars
(Unaudited)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Kennady Diamonds Inc. was incorporated on February 27, 2012 under the Ontario Business Corporation Act.

The address of the Company’s registered office and its principal place of business is 1145 Midland Avenue, Suite 9, Scarborough, ON, Canada, M1K 4H2. The Company’s shares are listed on the TSX Venture Exchange under the symbol ‘KDI’.

Kennady Diamonds is involved in the exploration, discovery, evaluation and development of diamond properties in Canada’s Northwest Territories. The underlying value and recoverability of amounts shown as “Mineral Properties” is dependent upon the ability of the Company to discover economically recoverable reserves, to have successful exploration, permitting and development, and upon future profitable production or proceeds from disposition of the Company’s mineral properties. Failure to discover and develop economically recoverable reserves will require the Company to write off costs capitalized to date.

For the nine months ended September 30, 2017, the Company incurred a loss of $18,639,726, and had negative cash flow from operating activities of $18,749,047, and will be required to obtain additional sources of financing to complete its business plans going into the future. Although the Company had a working capital of $713,747 at September 30, 2017, including $2,032,386 of cash and cash equivalents, the Company has insufficient capital to finance its operations over the next twelve months. The Company is currently investigating various sources of additional funding to increase the cash balances required for ongoing operations over the foreseeable future. These additional sources include, but are not limited to, share offerings, private placements, and the exercise of outstanding options. However, there is no certainty that the Company will be able to obtain financing from any of those sources. These conditions indicate the existence of a material uncertainty that my cast significant doubt as to the Company’s ability to continue as a going concern.

These financial statements have been prepared on the basis that the Company will continue as a going concern, and do not reflect adjustments to assets and liabilities that would be necessary if the going concern assumption was not appropriate, which may be material.

Authorization of Financial Statements

The unaudited condensed interim financial statements for the period ended September 30, 2017 (including comparatives) were approved by the Audit Committee on behalf of the Board of Directors on November 17, 2017.

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. These condensed interim financial statements follow the same accounting policies and methods of computation as compared with the most recent annual financial statements, being for the year ended December 31, 2016, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Accordingly, these unaudited condensed interim financial statements should be read in conjunction with the Company’s most recent annual financial statements.

(i)	Basis of preparation

These financial statements have been prepared on a historical cost basis except for cash which has been measured at fair value.

The Company has elected to present the ‘Condensed Interim Statement of Comprehensive Loss’ as a single financial statement with its Statement of Income, titled ‘Statement of Comprehensive Loss’.

L-37

KENNADY DIAMONDS INC.
Notes to Condensed Interim Financial Statements
For the Three and Nine Months Ended September 30, 2017
In Canadian Dollars
(Unaudited)

The significant accounting policies adopted in the preparation of these financial statements are set out below.

(ii)	Interest income

Interest income from financial assets is recognized when it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably. Interest income is accrued on the basis of time that has passed by reference to the principal outstanding and at the effective interest rate.

(iii)	Mineral properties and exploration and evaluation costs

Exploration and evaluation (“E&E”) costs are those costs required to find a mineral property and determine technical feasibility and commercial viability. E&E costs include costs to establish an initial mineral resource and determine whether inferred mineral resources can be upgraded to measured and indicated mineral resources, and whether measured and indicated mineral resources can be converted to proven and probable reserves.

E&E costs consist of:

•	gathering exploration data through topographical and geological studies;
•	exploratory drilling, trenching and sampling;
•	determining the volume and grade of the resource;
•	test work on geology, metallurgy, mining, geotechnical and environmental; and
•	conducting engineering, marketing and financial studies.

Costs in relation to these activities are expensed as incurred until such time that technical feasibility and commercial viability are demonstrable. At such time, mineral properties are assessed for impairment, and an impairment loss, if any, is recognized. Capitalized acquisition costs included in Mineral Properties are transferred to capitalized costs within property, plant and equipment, or intangible assets, as appropriate. Determination of technical feasibility and commercial viability require management’s judgment and include assessment of legal, environmental, social and governmental factors.

The Company recognizes E&E costs as assets when acquired as part of a business combination, or asset purchase, or as a result of rights acquired relating to a mineral property. These assets are recognized at fair value or relative fair value if applicable. Capitalized E&E consists of:

•	acquired interest in exploration properties;
•	amounts paid for acquired rights associated with exploration properties; and
•	changes in decommissioning and restoration amounts capitalized during the period.

(iv)	Equipment

Equipment is stated at cost less accumulated amortization and accumulated impairment losses. Cost comprises the fair value of consideration given to acquire an asset and includes direct charges associated with bringing the asset to the location and condition necessary to put the asset into use, as well as future cost of dismantling and removing the asset. When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment. Replacement cost, including major inspection and overhaul expenditures are capitalized for components of property and equipment, which are accounted for separately.

Equipment are amortized over their useful lives. Amortization is calculated so as to allocate the cost of each asset over its expected useful life to its estimated residual value. The estimated useful lives, residual values and amortization method are reviewed at the end of each annual reporting period. Earthmoving equipment is amortized on a straight line basis over its estimated useful life of ten years. Assets under construction are not amortized.

(v)	Provisions

A provision is recognized in the statements of financial position when the Company has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the

L-38

KENNADY DIAMONDS INC.
Notes to Condensed Interim Financial Statements
For the Three and Nine Months Ended September 30, 2017
In Canadian Dollars
(Unaudited)

obligation. Provisions are measured at the present value of the expected expenditures to settle the obligation, applying a risk-free interest rate. The increase in the provision due to passage of time is recognized as accretion expense.

The Company’s decommissioning and restoration liability arise from its obligations to undertake site reclamation and remediation in connection with its mineral properties. The estimated costs of reclamation are based management’s best estimates of costs expected to reclaim this land in future periods. Future changes to any regulations and standards, as well as changes resulting from operations may result in actual reclamation costs differing from the estimate.

(vi)	Financial instruments

Financial instruments are classified into one of the following four categories: loans and receivables; fair value through profit or loss; held-to-maturity; and available-for-sale. Financial assets are initially measured at fair value. Subsequent measurement and recognition of the changes in fair value of financial instruments depends upon their initial classifications, as follows:

•	Financial assets and financial liabilities at fair value through profit and loss include financial assets and financial liabilities that are held for trading or designated upon initial recognition as at fair value through profit and loss. These financial instruments are measured at fair value with changes in fair values recognized in the Statement of Comprehensive Loss.

•	Financial assets classified as available-for-sale are measured at fair value, with changes in fair values recognized as other comprehensive income (“OCI”) in the Statement of Comprehensive Loss, except when there is objective evidence that the asset is impaired, at which point the cumulative loss that had been previously recognized in OCI is recognized within the Statement of Comprehensive Loss.

•	Financial assets classified as held-to-maturity and loans and receivables are measured subsequent to initial recognition at amortized cost using the effective interest method.

•	Financial liabilities, other than financial liabilities classified as fair value through profit and loss, are measured in subsequent periods at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or where appropriate, a short period, to the net carrying amount on initial recognition.

The Company has classified its financial instruments as follows:

Asset/Liability	Classification	Measurement
Cash	Fair value through profit and loss	Fair value
Amounts receivable	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Other liabilties	Amortized cost

The Company’s cash consists of balances with banks.

The fair values of the Company’s amounts receivable, and accounts payable and accrued liabilities approximate their carrying values because of the immediate or short-term to maturity of these financial instruments.

L-39

KENNADY DIAMONDS INC.
Notes to Condensed Interim Financial Statements
For the Three and Nine Months Ended September 30, 2017
In Canadian Dollars
(Unaudited)

(vii)	Flow-through shares

Under Canadian income tax legislation, a company is permitted to issue flow-through shares whereby the Company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The proceeds from issuance of these shares are allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the flow-through shares. A deferred premium liability is recognized for this difference. The Company renounces the deductions for tax purposes related to the eligible exploration and evaluation expenditures on the date the flow-through shares are issued. The premium liability is reduced on a pro-rata basis and recorded in other income based on the corresponding eligible expenditures that have been incurred.

Where the Company has unused tax benefits on loss carry forwards and tax pools in excess of book value available for deduction for which no deferred tax asset is recognized, the Company recognizes the deferred tax benefit of such amounts to offset the increase in deferred tax liabilities resulting in an offsetting recovery of deferred income taxes being recognized through profit or loss in the reporting period.

(viii)	Share-based payments

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date.

The fair value determined at the grant date of the equity-settled share-based payments is expensed to the Statement of Comprehensive Loss over the vesting period, if any, which is the period during which the employee becomes unconditionally entitled to equity instruments. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest, if any.

Equity-settled share-based payment transactions with parties other than employees, if any, are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

(ix)	Loss per share

Basic loss or earnings per share is calculated by dividing loss or earnings attributable to common shares by the weighted average number of shares outstanding during the period.

Diluted loss or earnings per share is calculated using the denominator of the basic loss or earnings calculation described above adjusted to include the potentially dilutive effect of outstanding stock options.

(x)	Restricted and deferred share unit plans

The Restricted and Deferred Share Unit (“RSU” and “DSU”) plans are full value phantom shares that mirror the value of Kennady Diamonds Inc.’s publicly traded common shares. Grants under the RSU and DSU plan are made on a discretionary basis to qualified persons and employees of the Company subject to the Board of Directors’ approval. RSU’s and DSU’s vest according to the terms set out in the award agreement.

Both the RSU and DSU plans are equity settled. Equity-settled transactions are measured by reference to the fair value at the grant date. The fair value determined at grant date is recognized over the vesting period in accordance with the vesting terms and conditions, with a corresponding increase to contributed surplus.

L-40

KENNADY DIAMONDS INC.
Notes to Condensed Interim Financial Statements
For the Three and Nine Months Ended September 30, 2017
In Canadian Dollars
(Unaudited)

(xi)	Income taxes and deferred taxes

The income tax expense or benefit for the period consists of two components: current and deferred. Income tax expense or benefit is recognized in the Statement of Comprehensive Loss except to the extent it relates to a business combination or items recognized directly in equity.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the period. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date in each of the jurisdictions and includes any adjustments for taxes payable or recovery in respect of prior periods.

Taxable profit or loss differs from profit or loss as reported in the condensed statement of comprehensive loss because of items of income or expense that are taxable or deductible in other years, and items that are never taxable or deductible.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, loss carryforwards and tax credit carryforwards to the extent that it is probable that taxable profits will be available against which they can be utilized. To the extent that the Company does not consider it to be probable that taxable profits will be available against which deductible temporary differences, loss carryforwards, and tax credit carryforwards can be utilized, a deferred tax asset is not recognized.

Deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Current and deferred taxes are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly into equity, in which case, the current and deferred taxes are also recognized in other comprehensive income or directly in equity respectively.

(xii)	Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Company

At the date of authorization of these financial statements, certain new standards, amendments and interpretations to existing standards have been published but are not yet effective, and have not been adopted early by the Company.

The Company anticipates that all of the relevant pronouncements will be adopted in the Company’s accounting policy for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Company’s audited financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements and are therefore not discussed below.

L-41

KENNADY DIAMONDS INC.
Notes to Condensed Interim Financial Statements
For the Three and Nine Months Ended September 30, 2017
In Canadian Dollars
(Unaudited)

Share-based payments

In June 2016, the IASB issued amendments to International Financial Reporting Standard 2, Share-based Transactions (“IFRS 2”). The amendments to IFRS 2 are effective for periods beginning on or after January 1, 2018 and are to be applied prospectively. The amendments clarify the classification and measurement of share-based payment transactions. Management is currently assessing the impact of the amendments to IFRS 2 on the financial statements.

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments (“IFRS 9”) bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The extent of the impact of adoption of IFRS 9 has not yet been determined.

Leases

On January 13, 2016, the IASB issued International Financial Reporting Standard 16, Leases (“IFRS 16”). The new standard will replace existing lease guidance in IFRS and related interpretations, and requires companies to bring most leases on- balance sheet. The new standard is effective for annuals beginning on or after January 1, 2019. The Company is currently assessing the impact of IFRS 16.

3.	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s unaudited condensed interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These audited financial statements include estimates, which, by their nature, are uncertain and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

i)	Significant Judgments in Applying Accounting Policies

The areas which require management to make significant judgments in applying the Company’s accounting policies in determining carrying values include, but are not limited to:

a)	Impairment analysis – Mineral Properties

The Company reviews its mineral properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. IFRS 6 - Exploration for and evaluation of mineral resources requires the Company to make certain judgments in respect of such events and changes in circumstances, and in assessing their impact on the valuations of the affected assets. The Company’s assessment is that as at September 30, 2017, no indicators of an impairment in the carrying value of its mineral properties had occurred.

ii)	Significant Accounting Estimates and Assumptions

The areas which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to:

a)	Impairment analysis – Mineral Properties

The Company reviews its mineral properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. If

L-42

KENNADY DIAMONDS INC.
Notes to Condensed Interim Financial Statements
For the Three and Nine Months Ended September 30, 2017
In Canadian Dollars
(Unaudited)

indicators of impairment are identified, management will perform an impairment test in accordance with IAS 36 – Impairment of assets (“IAS 36”). IAS 36 requires the Company to make certain judgments, assumptions, and estimates in determining the estimate of the net recoverable amount. Impairments are recognized when the carrying values exceed management’s estimate of the net recoverable amounts associated with the affected assets. The values shown on the statement of financial position for Mineral Properties represents the Company’s assumption that the amounts are recoverable. As a result of the numerous variables associated with the Company’s judgments and assumptions, the precision and accuracy of estimates of the recoverable amount is subject to significant uncertainties, and may change significantly as additional information becomes known.

b)	Stock options

The stock option pricing model requires the input of highly subjective assumptions including the expected life and volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

c)	Provision for decommissioning and restoration

The decommissioning and restoration liability and the accretion recorded are based on estimates of future cash flows, discount rates, and assumptions regarding timing. The estimates are subject to change and the actual costs for the decommissioning and restoration liability may change significantly.

d)	Deferred taxes

Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and on unused losses carried forward, and are measured using the substantively enacted tax rates that are expected to be in effect when the differences are expected to reverse or losses are expected to be utilized. Deferred tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, including forecasts, it is probable that they will be realized. The Company has not recorded the benefit of tax losses or deductible temporary differences.

4.	FAIR VALUE MEASUREMENT

For financial instruments recorded at fair value, the Company categorizes each of its fair value measurements in accordance with a fair value hierarchy. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The Company’s financial assets are measured at fair value and are summarized in the following table:

L-43

KENNADY DIAMONDS INC.
Notes to Condensed Interim Financial Statements
For the Three and Nine Months Ended September 30, 2017
In Canadian Dollars
(Unaudited)

	September 30, 2017
	Level 1	Level 2	Level 3
Cash	$2,032,386	$-	$-

	December 31, 2016
	Level 1	Level 2	Level 3
Cash	$8,286,064	$-	$-

The fair values of the amounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the relatively short-term maturity of these financial instruments.

The carrying amounts by classification are:

	September 30,	December 31,
	2017	2016
Financial assets

Fair value through profit or loss
Cash	$2,032,386	$8,286,064

Loans and receivables
Amounts receivable	172,351	322,383

Financial liabilities
Financial liabilities measured at amortized cost
Accounts payable and accrued liabilities	667,496	839,893

The Company’s interest income on its bank balances carried at fair value is presented on the Statements of Comprehensive Loss in the interest line.

Financial instruments risks

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk and market risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.

At September 30, 2017 and December 31, 2016, the Company does not have any allowance for doubtful accounts, and does not consider that any such allowance is necessary.

All of the Company’s cash is held with a major Canadian financial institution and thus the exposure to credit risk is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to amounts receivable. The Company considers the risk of loss for its amounts receivable to be remote and significantly mitigated due to the financial strength of the party from whom the receivables

L-44

KENNADY DIAMONDS INC.
Notes to Condensed Interim Financial Statements
For the Three and Nine Months Ended September 30, 2017
In Canadian Dollars
(Unaudited)

are due - the Canadian government for harmonized sales tax (“HST”) refunds receivable in the amount of $172,351 (December 31, 2016 - $322,383).

The Company’s current policy is to hold excess cash in high interest bank accounts. It periodically monitors the investment income it makes and is satisfied with the credit ratings of its bank.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its operating requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process. The Company’s financial liabilities comprise its accounts payable and accrued liabilities, all of which are due within the next 12-month period. There are no operating lease commitments.

Market risk

Market risk primarily relates to the risk of loss that results from change in commodity prices, foreign exchange and interest rates. The Company does not have commodity price risk or foreign exchange risk. The Company has no significant exposure at September 30, 2017 to interest rate risk through its financial instruments. The Company has no interest- bearing debt.

5.	PREPAID EXPENSES

	September 30,	December 31,
	2017	2016
Prepaid expenses	$65,589	$45,420
Prepaid deposits	-	1,490
	$65,589	$46,910

6.	RECLAMATION DEPOSIT

At September 30, 2017, the Company had provided a total reclamation deposit of $250,000 (December 31, 2016 – $295,000) to the Mackenzie Valley Land and Water Board for its mining project to secure clean-up costs if the project is abandoned or closed (Note 10).

7.	EQUIPMENT

The Company’s equipment as at September 30, 2017 and December 31, 2016 is as follows:

L-45

KENNADY DIAMONDS INC.
Notes to Condensed Interim Financial Statements
For the Three and Nine Months Ended September 30, 2017
In Canadian Dollars
(Unaudited)

	Earthmoving	Assets under
	equipment	construction*	Total
Cost
At January 1, 2016	$130,000	$1,564,138	$1,694,138
Additions	-	-	-
At December 31, 2016	130,000	1,564,138	1,694,138
Additions	-	-	-
At September 30, 2017	$130,000	$1,564,138	$1,694,138

Accumulated depreciation
At January 1, 2016	$(10,833)	$-	$(10,833)
Depreciation	(13,000)	-	(13,000)
At December 31, 2016	(23,833)	-	(23,833)
Depreciation	(9,750)	-	(9,750)
At September 30, 2017	$(33,583)	$-	$(33,583)

Carrying amounts
At December 31, 2016	$106,167	$1,564,138	$1,670,305
At September 30, 2017	$96,417	$1,564,138	$1,660,555

*Assets under construction represents an exploration camp that is currently in storage and not in use.

8.	MINERAL PROPERTIES

Mineral properties represent the Company’s claim to the Kennady North Project. The continuity of the Mineral Properties is as follows:

Balance, January 1, 2016	$481,423
Acquired mineral rights and claims	200,000
Change in expected decommissioning and restoration liability	(78,118)
Balance, December 31, 2016 and September 30, 2017	$603,305

During the year ended December 31, 2016, the Company acquired six mining leases from GGL Resources Corp (“GGL”). In consideration for the purchase, the Company paid to GGL a cash sum of $200,000 and GGL retained a 0.75% royalty interest (the “Royalty”) on all mineral products produced from the property. The Company has the right at any time prior to commencement of production from the property to purchase one-third (1/3) of the Royalty, being 0.25%, for the sum of $1,000,000.

9.	DEFERRED PREMIUM ON FLOW-THROUGH SHARES

The premium paid for flow-through shares in excess of the fair value of common shares is initially recognized as a liability. The liability is reduced on a pro-rata basis and recorded in other income based on the corresponding eligible expenditures that have been incurred.

L-46

KENNADY DIAMONDS INC.
Notes to Condensed Interim Financial Statements
For the Three and Nine Months Ended September 30, 2017
In Canadian Dollars
(Unaudited)

	September 30,	December 31,
	2017	2016
Balance, beginning of period	$-	$335,748
Deferred premium liability recognized on flow-through issuances	1,738,461	-
Income recognized based on corresponding eligible expenditures	(849,378)	(335,748)
Balance, end of period	$889,083	$-

10.	DECOMMISSIONING AND RESTORATION LIABILITY

The decommissioning and restoration liability refers to projected costs to remove the camp and all of the equipment from the Company’s exploration site in the Northwest Territories.

The decommissioning and restoration liability was calculated using the following assumptions as at September 30, 2017 and December 31, 2016:

	September 30,	December 31,
	2017	2016
Expected undiscounted cash flows	$175,000	$175,000
Discount rate	0.84%	0.84%
Periods	2019	2019

The continuity of the decommissioning and restoration liability at September 30, 2017 and December 31, 2016 is as follows:

	September 30,	December 31,
	2017	2016
Balance, beginning of period	$170,663	$247,568
Change in estimate of discounted cash flows for the period	-	(78,118)
Accretion recorded in the period	1,073	1,213
Balance, end of the period	$171,736	$170,663

11.	SHAREHOLDERS’ EQUITY

i.	Authorized share capital

Unlimited common shares, without par value. Each common share entitles the holder to one shareholder vote. There is no other class of shares in the Company.

ii.	Share capital

The number of shares issued and fully paid as at September 30, 2017 is 50,912,599.

L-47

KENNADY DIAMONDS INC.
Notes to Condensed Interim Financial Statements
For the Three and Nine Months Ended September 30, 2017
In Canadian Dollars
(Unaudited)

On May 17, 2017, the Company closed a non-brokered private placement of flow-through common shares and non-flow-through common shares, at the price of $4.38 and $3.25 per share, respectively. The Company issued 1,538,461 flow-through common shares for gross proceeds of $6,738,459, and 1,629,835 non-flow-through common shares for gross proceeds of $5,296,964 as a result of the non-brokered private placement. An amount of $1,738,461 was recognized as the premium paid for the flow-through shares in excess of the fair value of the common shares, and was initially recognized as a liability. Share issuance costs of $388,823 were incurred in connection with the private placement. The shares were subject to a four month hold period, which expired on September 18, 2017.

iii.	Loss per share

The following table sets forth the computation of basic and diluted loss or earnings per share:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Numerator
Net loss for the period	$(2,452,488)	$(6,353,166)	$(18,639,726)	$(30,951,075)

Denominator
For basic - weighted average number of shares outstanding	50,887,277	47,144,416	49,104,610	47,033,448
Effect of dilutive securities	-	-	-	-
For diluted - adjusted weighted average number of shares outstanding	50,887,277	47,144,416	49,104,610	47,033,448

Loss Per Share
Basic	$(0.05)	$(0.13)	$(0.38)	$(0.66)
Diluted	(0.05)	(0.13)	(0.38)	(0.66)

The calculation for the weighted average number of shares outstanding is based on the number of shares outstanding on a daily basis in the nine months ended September 30, 2017 and 2016. Shares issuable on exercise of stock options totaling 1,110,000 on September 30, 2017 (September 30, 2016 – 2,125,000) and 152,666 RSUs (September 30, 2016 – nil) were not included in the computation of diluted loss per share because the effect would have been anti-dilutive.

iv.	Stock options, restricted share units and share-based payments reserve

The Company, through its Board of Directors and shareholders, adopted a long-term equity incentive plan (the “Plan”) which, among other things, allows for the maximum number of shares that may be reserved for issuance under the Plan to be 10% of the Company’s issued and outstanding shares at the time of the grant. The Board of Directors has the authority and discretion to grant stock options, restricted share unit’s and other share based payments as identified in the Plan, which includes provisions limiting the issuance of options and other share based payments to qualified persons and employees of the Company to maximums identified in the Plan.

The following table summarizes information about the stock options outstanding and exercisable at September 30, 2017 and December 31, 2016:

L-48

KENNADY DIAMONDS INC.
Notes to Condensed Interim Financial Statements
For the Three and Nine Months Ended September 30, 2017
In Canadian Dollars
(Unaudited)

	September 30, 2017
		Weighted average
	Number of options	exercise price
Balance at beginning of period	2,100,000	$2.99
Granted during the period	-	-
Forfeited during the period	(500,000)	3.76
Exercised during the period	(490,000)	1.58
Balance at end of the period	1,110,000	$3.27
Options exercisable at the end of the period	1,110,000

	December 31, 2016
		Weighted average
	Number of options	exercise price
Balance at beginning of year	1,785,000	$2.76
Granted during the year	590,000	3.01
Exercised during the year	(275,000)	1.52
Balance at end of the year	2,100,000	$2.99
Options exercisable at the end of the year	2,100,000

No stock options were granted in the nine months ended September 30, 2017. The fair value of the 590,000 stock options granted for the year ended December 31, 2016 has been estimated on the date of grant using the Black-Scholes option pricing model, using the assumptions below, and total $1,357,290. The stock options granted in the year ended December 31, 2016 vested immediately, except for the 200,000 granted on April 5, 2016 which vested 50% on May 1, 2016 and the remainder on November 1, 2016.

The following tables reflect the Black-Scholes values, the number of stock options outstanding, the weighted average of options outstanding, and the exercise price of stock options outstanding at September 30, 2017 and December 31, 2016.

L-49

KENNADY DIAMONDS INC.
Notes to Condensed Interim Financial Statements
For the Three and Nine Months Ended September 30, 2017
In Canadian Dollars
(Unaudited)

At September 30, 2017
	Black-Scholes	Number of	Exercise
Expiry Date	Value	Options	Price
November 6, 2022	$97,900	100,000	$1.27
March 17, 2023	23,775	25,000	1.23
February 13, 2024	319,600	100,000	4.10
March 9, 2024	369,800	100,000	4.74
March 12, 2025	928,955	335,000	3.61
December 31, 2025	230,100	100,000	3.00
January 12, 2026	139,815	65,000	2.81
February 28, 2026	181,985	85,000	2.80
April 5, 2026	504,400	200,000	3.30
	$2,796,330	1,110,000	$3.27

At December 31, 2016
	Black-Scholes	Number of	Exercise
Expiry Date	Value	Options	Price
November 6, 2022	$455,235	465,000	$1.27
March 17, 2023	47,549	50,000	1.23
February 13, 2024	799,000	250,000	4.10
March 9, 2024	369,800	100,000	4.74
March 12, 2025	1,899,505	685,000	3.61
December 31, 2025	230,100	100,000	3.00
January 12, 2026	354,915	165,000	2.81
February 28, 2026	181,985	85,000	2.80
April 5, 2026	504,400	200,000	3.30
	$4,842,489	2,100,000	$2.99

The weighted average remaining contractual life of the options outstanding at September 30, 2017 is 7.38 years (December 31, 2016 – 7.7 years).

During the nine months ended September 30, 2017, 490,000 (December 31, 2016 – 275,000) stock options were exercised for proceeds of $775,300 (December 31, 2016 - $417,700). The market price, on the dates of exercise, of stock options exercised during the nine months ended September 30, 2017 were $1,844,250 (December 31, 2016 - $1,053,650). During the nine months ended September 30, 2017, 500,000 stock options were forfeited.

The Restricted Share Units and Deferred Share Unit (“RSU” and “DSU”) plans are full value phantom shares that mirror the value of Kennady Diamonds Inc.’s publicly traded common shares. Grants under the RSU and DSU plan are made on a discretionary basis to qualified persons and employees of the Company subject to the Board of Directors’ approval. Under the 2016 RSU and DSU plan, RSU’s vests according to the terms set out in the award agreement. Vesting under the RSU and DSU plan is subject to special rules for death and change in control. The awards can be settled through issuance of common shares or paid in cash, at the discretion of the Board of Directors, however in the event of a change in control the awards will be settled in cash.

The following table shows the RSU awards which have been granted and settled during the period:

L-50

KENNADY DIAMONDS INC.
Notes to Condensed Interim Financial Statements
For the Three and Nine Months Ended September 30, 2017
In Canadian Dollars
(Unaudited)

	Number of	Weighted
RSU	units	average value
Balance at beginning of period	-	$-
Awards and payouts during the period:
RSUs awarded	224,999	3.55
RSUs vested and common shares issued	(72,333)	3.55
Balance, September 30, 2017	152,666	$3.55

The RSU’s granted vested 50% on February 6, 2017 and 50% on August 6, 2017. The fair value of each RSU issued is determined at the closing share price on the grant date.

As at September 30, 2017, no DSU awards have been granted.

12.	RELATED PARTIES

In accordance with IAS 24 Related Parties, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

The Company’s related parties include its key management, the Company’s directors, and their close family members. At February 1, 2017, the Company ceased to have any common key management with Mountain Province and any fees from February 1, 2017 paid to Mountain Province are for reimbursable expenses. International Investment and Underwriting (“IIU”) is also a related party since it is controlled by Mr. Dermot Desmond. MCC Geoscience Inc. (“MCC”) is also a related party since it is controlled by a member of the Board of Directors.

None of the transactions with related parties incorporate special terms and conditions, and no guarantees were given or received. Related party transactions are recorded at their exchange amount, being the amount agreed to by the parties. Outstanding balances are settled in cash.

The Company had the following transactions and balances with its related parties including key management personnel, and Mountain Province which includes the monthly management fee charged by Mountain Province for the reimbursement of expenses incurred on the Company’s behalf by Mountain Province. The transactions with key management personnel are in the nature of remuneration which are paid directly by the Company and are not included in the monthly management fee charged by Mountain Province. The transactions with IIU are for the director fees and travel expenses of the Chairman of the Company. The transactions with MCC are for consulting fees and reimbursements of travel expenses.

The balances as at September 30, 2017 and December 31, 2016 were as follows:

	September 30,	December 31,
	2017	2016
Payable to key management personnel and directors	$7,447	$406
Payable to International Investment and Underwriting	11,250	22,832
Payable to MCC Geoscience Inc.	1,483	9,056

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KENNADY DIAMONDS INC.
Notes to Condensed Interim Financial Statements
For the Three and Nine Months Ended September 30, 2017
In Canadian Dollars
(Unaudited)

The transactions for the three and nine months ended September 30, 2017 and 2016 were as follows:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
The total of the transactions:
Management fee and reimburseable expenses charged by Mountain Province	$22,500	$22,500	$67,500	$67,500
International Investment and Underwriting	3,750	3,750	11,250	11,250
Consulting fees charged by MCC Geoscience Inc.	12,138	17,413	35,696	22,475
Remuneration of key management personnel	172,324	219,698	1,043,613	1,765,305

The remuneration expense of key management personnel for the three and nine months ended September 30, 2017 and 2016 were as follows:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Consulting fees, director fees, payroll and other short-term benefits	$103,505	$93,598	$344,866	$451,876
Share-based payment expense	72,569	126,100	709,997	1,313,429
	$176,074	$219,698	$1,054,863	$1,765,305

13.	EXPLORATION AND EVALUATION EXPENSES

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Lease payments	$9,865	$7,229	$26,699	$21,194
Aircraft support	500,097	795,493	691,568	2,173,948
Fuel	55,921	141,453	743,970	1,404,891
Geophysics	133,715	68,639	513,218	601,142
Drilling support	89,420	57,570	89,420	108,068
Exploration personnel and program support	449,330	896,260	2,344,016	3,790,505
Camp maintenance, supplies, mobilization, general costs	346,009	630,595	2,361,902	3,918,075
Site & logistical support	189,574	448,877	3,535,651	5,381,738
Environmental	46,414	7,151	62,444	79,918
Professional geological services	164,681	364,593	322,191	718,708
Drilling	750,211	1,507,933	6,167,750	8,920,868
Technical consultant	12,138	122,648	106,668	174,159
Laboratory analysis	-	731,602	708,766	1,368,736
Diamond valuation	118,802	17,776	118,802	27,776
Permitting	2,932	73,120	25,005	128,022
Preliminary economic assessment	170	151,058	37,106	364,744
	$2,869,279	$6,021,997	$17,855,176	$29,182,492

14.	CAPITAL MANAGEMENT

The capital of Kennady Diamonds consists of its shareholders’ equity. The Company’s objectives when managing capital are to safeguard Kennady Diamonds’ ability to continue to pursue the exploration and evaluation of its mineral properties and to maintain optimal returns to shareholders and benefits for other stakeholders. The Company manages its capital structure and makes adjustments to it, in order to have the funds available to support the exploration of its mineral properties. The Company’s main property, Kennady North, is in the exploration stage, and as such the Company is dependent on external equity financing to fund its activities. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

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KENNADY DIAMONDS INC.
Notes to Condensed Interim Financial Statements
For the Three and Nine Months Ended September 30, 2017
In Canadian Dollars
(Unaudited)

The Company’s capital consists of:

	September 30,	December 31,
	2017	2016
Share capital	$107,545,837	$96,009,406
Share-based payments reserve	4,788,244	4,842,489
Deficit	(109,278,210)	(90,638,484)
	$3,055,871	$10,213,411

In order to carry out the planned management of the Company’s properties and to pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed.

Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the nine months ended September 30, 2017.

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SCHEDULE “M”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF KENNADY

See attached.

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SCHEDULE “M”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF KENNADY

Kennady’s management’s discussion and analysis for the year ended December 31, 2016	M-3

Kennady’s management’s discussion and analysis for the three and nine month period ended
September 30, 2017	M-27

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Management’s Discussion and Analysis

For the Year Ended December 31, 2016

TSXV: KDI

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KENNADY DIAMONDS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2016

This Management’s Discussion and Analysis (“MD&A”) of April 6, 2017 provides a review of the financial performance of Kennady Diamonds Inc. (the “Company” or “Kennady Diamonds” or “KDI”) and should be read in conjunction with the audited financial statements for the years ended December 31, 2016 and 2015. Financial filings and additional information relevant to the Company’s activities can be found on SEDAR at www.sedar.com or at the Company’s website www.kennadydiamonds.com.

The Company’s audited financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

All amounts are expressed in Canadian dollars unless otherwise stated.

Technical information included in this MD&A regarding the Company’s mineral property has been reviewed by Dr. Tom McCandless, a Director of the Company and a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Properties (“NI 43-101”).

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COMPANY OVERVIEW

Kennady Diamonds is a Canadian-based resource company that was incorporated on February 27, 2012 under the laws of the Province of Ontario. Kennady Diamonds currently holds a 100% interest in 22 federal leases and 58 claims in the Kennady North diamond project.

Large diameter reverse circulation drilling and bulk sampling is currently underway on the Company’s properties. At this time the Company has not generated any revenue.

Kennady Diamonds commenced trading on the TSX Venture Exchange on July 10, 2012 under the ticker symbol “KDI”. The Company’s registered office and its principal place of business is 161 Bay Street, Suite 1410, P.O. Box 216, Toronto, ON, Canada, M5J 2S1.

HIGHLIGHTS

During the third quarter, the bulk sample recovered during the winter 2016 Program was processed for diamonds using dense media separation (‘DMS’) technology at the Geoanalytical Laboratories Diamond Services of the Saskatchewan Research Council (‘SRC’). The 612.0 tonne bulk sample from Kelvin was comprised of 32 large diameter drill holes from the north lobe. In addition, two large-diameter RC holes were completed at Faraday 2 to obtain 21.1 tonnes of kimberlite to assess commercial diamond content.

A total of 1,278 carats of diamonds (+0.85mm) were recovered from the 612.0 tonne Kelvin sample for a sample grade of 2.09 carats per tonne. Forty-four diamonds of one carat or greater were recovered, with the largest stone being a 3.43 carat white/colourless transparent octahedral twin with no inclusions.

A total of 56.64 carats of diamonds (+0.85mm) were recovered from the 21.1 tonne sample from Faraday 2 for a sample grade of 2.69 carats per tonne. Four diamonds of one carat or greater were recovered, with the largest stone being a 1.90 carat grey transparent aggregate with inclusions. Faraday 2 currently measures over 480 meters in the long dimension and extends in subsurface onto land.

The Company retained the services of WWW International Diamond Consultants (Antwerp, Belgium) to provide an independent valuation of the Kelvin bulk sample diamonds, and also to develop size frequency distribution and revenue models. This work was implemented in Q3 2016 and the results were received in early November 2016.

Detailed logging and petrographic studies were completed on the Kelvin kimberlite in Q3 2016 and the geological model was updated with the diamond grade and valuation results, allowing the Company to declare a maiden resource estimate for the Kelvin kimberlite. On December 12, 2016, the Company announced that an Indicated Mineral Resource of 13.62 million carats of diamonds is contained in 8.50 million tonnes of kimberlite, with an overall grade of 1.60 carats per tonne and an average value of US$63 per carat using a bottom cutoff size of 1 mm. The resource was determined through the collective efforts of Aurora Geosciences Ltd., Mineral Services Canada Inc., SRK Consulting Inc., and JDS Energy & Mining Inc., who were engaged by the Company to participate in the exercise. A NI 43-101 report describing the resource and was published on SEDAR at www.sedar.com on January 26, 2017.

Previous drilling established the presence of three kimberlite bodies under Faraday Lake, located 2.3 km northeast of Kelvin (Faraday 1, 2 & 3). Faraday 1 has been traced for over 200 meters under Faraday Lake, and Faraday 3 represents a new discovery for 2016. Initial drilling showed two discrete kimberlites located 100 meters apart, but ice based drilling completed in the winter of 2016 confirmed that the two limbs coalesce into one body near the shore of Faraday Lake (as Faraday 1-3). A total of 0.743 tonnes of kimberlite recovered from Faraday 1 by core drilling generated a sample grade of 4.17 carats per tonne for diamonds larger than 0.85mm.

A total of 9,548 meters of exploration and delineation drilling was completed during the summer program using two helicopter portable core drill rigs operating from land-based setups. One rig focused on the Faraday 1-3 kimberlite

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complex, and the second rig was focused on Faraday 2. Two infill delineation drill holes were also completed on the Kelvin kimberlite to refine the kimberlite pipe shell in two specific areas of the Kelvin geological model.

A 97% success rate of hitting kimberlite was achieved during the summer drill program, and the Faraday 1-3 and Faraday 2 kimberlite bodies were successfully delineated from under Faraday Lake well onto the land. Three long kimberlite intercepts on Faraday 2 in the latter stages of the program of 76.9, 50.3 and 38.0 meters provided an indication that the kimberlite body may be expanding as it turns to the north, similar to what was observed in the early stages of drill delineating the Kelvin kimberlite. All of the goals of the summer program were successfully achieved.

In August 2016, the Company acquired six mining leases from GGL Resources Corporation (“GGL”). The leases are located along the south-western extension of a structural corridor that extends from the Faraday Complex through Kelvin to include the Gahcho Kué Mine. Management believes that these leases are prospective for the discovery of new diamond-bearing kimberlites. In consideration for the purchase, the Company paid to GGL a cash sum of $200,000 and GGL retains a 0.75% royalty interest (the “Royalty”) on all mineral products produced from the property. The Company has the right at any time, prior to commencement of production from the property, to purchase one- third (1/3) of the Royalty, being 0.25%, for the sum of $1,000,000.

On January 17, 2017, the Company announced diamond recovery results from the Faraday 3 kimberlite. A total of 3.03 tonnes of kimberlite recovered by core drilling at Faraday 3 in 2016 returned 6.61 carats of diamonds larger than 0.85 mm for a sample grade of 2.18 carats per tonne. On January 23, 2017, the Company announced diamond recovery results from the Faraday 1 and 2 kimberlites. For Faraday 1, a total of 2.70 carats of diamonds larger than 0.85 mm were recovered from 0.86 tonnes of kimberlite core for a sample grade of 3.14 carats per tonne. For Faraday 2, a total of 1.37 carats of diamonds larger than 0.85 mm were recovered from 0.43 tonnes of kimberlite core for a sample grade of 3.22 carats per tonne. All samples were processed by caustic fusion at the Geoanalytical Laboratories Diamond Services of the Saskatchewan Research Council (“SRC”).

In December 2016, Kennady was awarded ‘Exploration Company of the Year’ at the Mines and Money Conference in London, England. The award recognizes outstanding achievement in the field of mineral exploration.

KENNADY NORTH DIAMOND PROJECT

Overview

The Kennady North diamond project is located approximately 300 kilometers north-east of Yellowknife in Canada’s Northwest Territories. The Project is 100% owned by the Company and consists of 22 federal leases and 58 claims covering an area of 67,164.17 hectares.

Exploration at Kennady North commenced in the late 1990’s and resulted in the discovery of the diamond-bearing Kelvin, Faraday, MZ and Doyle kimberlite occurrences. The number of diamonds recovered from the Kelvin and Faraday kimberlites and the size-frequency distribution indicated that they may be of comparable grade to the 5034 (1.77 carats per tonne) and Hearne (2.10 carats per tonne) kimberlites at the Gahcho Kué Diamond Mine.

Exploration

In October 2011, there was an Airborne Gravity Gradiometry survey (“AGG”), which included a total of 2,793 line- kilometres flown over the Kennady North diamond project. This survey resulted in the identification of 106 geophysical targets, resulting in a 560 line-kilometre total magnetic field ground (“MAG”) survey over the geophysical targets identified by the AGG survey. The MAG survey was conducted at 20 metre line-spacing, and the results enabled Mountain Province to prioritize the geophysical targets for drilling. The MAG survey was managed by Aurora Geosciences Ltd. (“Aurora”) and was completed in April 2012.

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In June 2012, Kennady Diamonds received a Type A Land Use Permit from the Mackenzie Valley Land and Water Board in respect of the Kennady North diamond project, which cleared the way for Kennady Diamonds to commence a summer drill program at the Kennady North diamond project.

In July 2012, the Company entered into an Exploration Agreement with the Lutsel K’e Dene First Nation (“Lutsel K’e”). The Exploration Agreement established the basis for Kennady Diamonds and Lutsel K’e to work collaboratively to advance exploration at Kennady North.

The Company has completed a number of exploration and evaluation programs since the summer of 2012 through to December 2016. Exploration and evaluation expenditures through 2016 are summarized below.

	Total	December 31,	December 31,	December 31,	December 31,	December 31,
		2016	2015	2014	2013	2012
Exploration and evaluation expenses	$85,121,740	$31,806,615	$28,620,904	$17,415,440	$5,307,526	$1,971,255
Meters drilled	102,749	30,932	33,423	27,258	8,648	2,488

2012 Exploration Program

Based on the AGG survey results, exploration drilling at the Kennady North Project commenced in mid-2012. At that time, it was unclear whether the Kelvin and Faraday kimberlites were contiguous or separate bodies. Land-based drilling took place at both kimberlites and the core was sent to the the Saskatchewan Research Council (“SRC”) for diamond recovery by caustic fusion.

The combined Kelvin/Faraday diamond results are summarized below in Table 1.

Table 1 - Kelvin/Faraday 2012 Summer Diamond Recovery Results

Total	Numbers of Diamonds According to Sieve Size Fraction (mm)															Total
Weight	+0.075	-	+0.106	-	+0.150	-	+0.212	-	+0.300	-	+0.425 -	+0.600 -	+0.850 -	+1.180 -	+1.700 -	Diamonds
(Kg)	0.106		0.150		0.212		0.300		0.425		0.600	0.850	1.180	1.700	2.360
394.44	570		528		316		241		123		22	67	12	9	1	1,889

*Total carat weight of the sample is 0.92.

2013 Exploration Program

In winter 2013, the Company completed 5,000 meters of drilling at Kennady North. Kimberlite was intersected in 24 of 26 drill holes with intercepts ranging from a few meters to approximately 100 meters. Kimberlite core was treated by the SRC for recovery of diamonds by caustic fusion with results summarized in Table 2. For the Kelvin kimberlite a sample grade of 7.24 carats per tonne for diamonds greater than 0.85mm was obtained,which included a 2.48 carat diamond. In summer 2013, a 2,500 meter drill program focused on land-based drilling at the North Lobe of the Kelvin kimberlite with recovered kimberlite again treated at SRC. Table 3 combines the total 2013 Kelvin diamond recovery results from both winter and summer programs.

Detailed high-resolution ground surveys were initiated during the winter of 2013 using ground gravity, horizontal loop and minimal capacitively coupled resistivity surveys (ohmmapper). High resolution ground geophysical surveying helped to delineate the upper portions of these unconventional kimberlite body shapes delineating the Kelvin kimberlite.

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Table 2 - Kelvin/Faraday 2013 Winter Diamond Recovery Results

Total	Number of Diamonds According to Sieve Size Fraction (mm)													Total
Weight	+0.075	+0.106	+0.150	+0.212	+0.300	+0.425	+0.600	+0.850	+1.180	+1.700	+2.360	+3.350	+4.750	Diamonds
(Kg)	-0.106	-0.150	-0.212	-0.300	-0.425	-0.600	-0.850	-1.180	-1.700	-2.360	-3.350	-4.750
1,103	3,139	2,285	1,283	823	552	289	199	78	40	13	4	2	1	8,708

Table 3 - Kelvin 2013 Winter and Summer Diamond Recovery Results

Total	Number of Diamonds According to Sieve Size Fraction (mm)												Total Diamonds*
Weight	+0.106	+0.150	+0.212	+0.300	+0.425	+0.600	+0.850	+1.180	+1.700	+2.360	+3.350	+4.750
(Kg)	-0.150	-0.212	-0.300	-0.425	-0.600	-0.850	-1.180	-1.700	-2.360	-3.350	-4.750
4,301	5,343	4,262	2,664	1,817	959	602	279	126	52	10	6	1	16,121

*Total weight of diamonds greater than 0.85mm: 18.58 carats

* Sample grade of diamonds greater than 0.85mm: 4.32 carats/tonne

2014 Exploration Program

In winter 2014, the Company commenced a much larger geophysical program comprising ground gravity, ohmmapper, ground-penetrating radar and ELF (extremely low frequency EM survey) along the Kelvin-Faraday corridor. Roughly 10,200 meters of drilling was completed with over 25 tonnes of kimberlite recovered from Kelvin and over one tonne of kimberlite recovered from the Faraday bodies. The drilling defined the Kelvin and Faraday 2 kimberlites and identified a third kimberlite, Faraday 1. It was unclear whether the Faraday kimberlites were separate bodies. It is now understood that Faraday 1 and Faraday 2 are two separate kimberlites. Nearly one tonne of kimberlite from the Faraday kimberlites was processed at the SRC with diamond recovery results summarized in Table 4.

Table 4 - Faraday 2014 Winter Diamond Recovery Results

Total	Number of Diamonds According to Sieve Size Fraction (mm)												Total
Weight													Diamonds
(Kg)	+0.106	+0.150	+0.212	+0.300	+0.425	+0.600	+0.850	+1.180	+1.700	+2.360	+3.350	+4.750
	-0.150	-0.212	-0.300	-0.425	-0.600	-0.850	-1.180	-1.700	-2.360	-3.350	-4.750
933.08	1,879	1,180	741	420	207	104	59	25	6	7	0	0	4,628

*Total weight of diamonds greater than 0.85mm: 3.62 carats

*Sample grade of diamonds greater than 0.85mm: 3.88 carats per tonne

There was also a 25 tonne bulk sample retrieved from the Kelvin kimberlite using HQ core drilling. The core was shipped to Yellowknife where detailed logging and analysis took place under the guidance of SRK Consulting, Vancouver, B.C.(“SRK”) prior to dispatch to the SRC for processing through the dense-media separation (DMS) plant. Four distinct kimberlite phases were identified in the mini-bulk sample core, which are described in Table 5. The DMS results generated an overall sample grade of 1.79 c/t and are summarized in Table 6.

Table 5 – Kelvin Kimberlite Phases

Zone 1	Coherent pyroclastic kimberlite (PK)
Zone 2	Pyroclastic kimberlite with small (1-3cm) and medium (1-8cm) xenoliths
Zone 3	Pyroclastic kimberlite with rock flour and large (+10cm) xenoliths
Zone 4	Coherent transitional pyroclastic kimberlite

Table 6 – Kelvin 2014 Winter/Spring Diamond Recovery Results

Batch	Sample	Number of Diamonds According to Sieve Size Fraction (mm)							Total	Carats	Sample
	Weight	+0.850 -	+1.180 -	+1.700 -	+2.360 -	+3.350 -	+4.750 -	+6.700 -			Grade
	(tonnes)	1.180	1.700	2.360	3.350	4.750	6.700	9.500			(c/t)
Zone 1	6.12	70	133	71	23	1	0	0	298	18.13	2.96
Zone 2	5.60	45	95	43	9	2	1	0	195	11.91	2.13
Zone 3	9.20	44	60	18	10	1	0	0	133	7.76	0.84
Zone 4	4.05	32	54	15	7	1	0	0	109	6.32	1.56
Total*	24.97	200	347	149	49	5	1	0	751	44.64	1.79

*Includes DMS and recovery cleanup

Under the guidance of SRK, three main zones of kimberlite emplacement were defined at the Kelvin kimberlite, described as zones A, B and C, with zone B further subdivided into a Bx Zone. Table 7 describes the kimberlite zones

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present in the Kelvin kimberlite. For a 19 tonne mini-bulk sample recovered in the summer/fall drilling program, each of the zones were processed separately to understand the variability in diamond size and grade. Table 8 summarizes the diamond recovery results from the summer/fall mini-bulk sample. The summer/fall mini-bulk sample from the Kelvin North Lobe returned a grade of 2.59 carats per tonne.

Table 7 - Kelvin kimberlite zones

Zone	Kimberlite textural classification	Comments

A	Hypabyssal kimberlite with less common pyroclastic kimberlite

B1	Pyroclastic kimberlite	Less than 50% dilution

B2/3	Pyroclastic kimberlite	More than 50% dilution

C	Hypabyssal kimberlite and pyroclastic kimberlite

Table 8 – Kelvin 2014 Summer/Fall Diamond Recovery Results

Batch	Sample	Number of Diamonds According to Sieve Size Fraction (mm)							Total	Carats*	Sample
	Weight (dry	+0.850	+1.180 -	+1.700 -	+2.360 -	+3.350 -	+4.750 -	+6.700 -	Diamonds*		Grade
	tonnes)	-1.180	1.700	2.360	3.350	4.750	6.700	9.500			(c/t)
											+0.85mm
Zone A	5.87	87	152	76	25	7	1	0	348	24.71	4.21
Zone B1	3.75	47	85	32	10	4	0	0	178	11.00	2.93
Zone B1(a)	1.67	12	28	14	4	2	0	0	60	5.16	3.09
Zone B2	1.90	11	18	3	1	0	0	0	33	1.15	0.61
Zone B3	2.62	2	13	4	1	0	0	0	20	0.97	0.37
Zone B3(a)	1.90	12	17	6	4	2	0	0	41	3.74	1.97
Zone C	1.17	5	24	4	3	0	0	0	36	1.97	1.68
TOTAL	18.88	177	339	140	48	15	1	0	720	48.84	2.59

*Includes DMS recovery cleanup

In addition to the mini-bulk sample results, 3.77 tonnes of kimberlite from the summer/fall sample was processed by caustic fusion at the SRC and 1.23 tonnes was processed by caustic fusion at the Rio Tinto diamond laboratory in Thunder Bay, Ontario. Table 9 summarizes these caustic fusion results. A 1.83 tonne sample from the southern portion of the Kelvin North Lobe and a 47.62 kilogram sample from the Kelvin Sheet was also processed by caustic fusion at SRC, with results summarized in Tables 10 and 11.

In 2014, a total of approximately 27,200 meters was drilled at the Kelvin and Faraday kimberlites, resulting in the recovery of approximately 55 tonnes of kimberlite.

Table 9 – Kelvin 2014 Summer/Fall Diamond Recovery Results

Sample Weight	Number and Weight of Diamonds According to Sieve Size Fraction (mm)												*Total
(Dry tonnes)													Diamonds
	+0.106	+0.150	+0.212	+0.300	+0.425	+0.600	+0.850	+1.180	+1.700	+2.360	+3.350	+4.750
	-0.150	-0.212	-0.300	-0.425	-0.600	-0.850	-1.180	-1.700	-2.360	-3.350	-4.750
5.001	4,556	3,176	2,041	1,257	772	462	218	105	35	7	4	0	12,633

*Total weight of recovered diamonds greater than 0.85mm: 12.85 carats

*Sample grade of diamonds greater than 0.85mm: 2.57 carats per tonne

Table 10 – Kelvin South Lobe 2014 Caustic Fusion Diamond Recovery Results

Sample	Number and Weight of Diamonds According to Sieve Size Fraction (mm)
Weight (dry	+0.106	+0.150	+0.212	+0.300	+0.425	+0.600	+0.850	+1.180	+1.700	+2.360	+3.350	+4.750	*Total
tonnes)	-0.150	-0.212	-0.300	-0.425	-0.600	-0.850	-1.180	-1.700	-2.360	-3.350	-4.750		diamonds
1.8376	1,679	1,150	693	425	235	121	72	35	15	3	2	1	4,431

*Total weight of recovered diamonds greater than 0.85mm: 6.68 carats

*Sample grade of diamonds greater than 0.85mm: 3.64 carats per tonne

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Table 11 – Kelvin Sheet 2014 Caustic Fusion Diamond Recovery Results

Sample	Number and Weight of Diamonds According to Sieve Size Fraction (mm)
Weight (dry	+0.106	+0.150	+0.212	+0.300	+0.425	+0.600	+0.850	+1.180	+1.700	+2.360	+3.350	+4.750	*Total
kilograms)	-0.150	-0.212	-0.300	-0.425	-0.600	-0.850	-1.180	-1.700	-2.360	-3.350	-4.750		diamonds
47.62	53	46	25	15	5	2	3	1	2	0	0	0	152

*Total weight of recovered diamonds greater than 0.85mm: 0.28 carats

*Sample grade of diamonds greater than 0.85mm: 5.95 carats per tonne

2015 Exploration Program

The 2015 drilling program confirmed the continuity of the Kelvin kimberlite beyond the current geological model. A winter core drilling program recovered 2.7 tonnes of kimberlite from the Kelvin North Lobe, which was processed by caustic fusion at the SRC and returned a sample grade of 2.74 carats per tonne for diamonds greater than 0.85mm. The spring drilling program recovered two samples from Kelvin for caustic fusion at the SRC; A 2.42 tonne sample from the Kelvin North Lobe returned a sample grade of 2.60 carats per tonne, and 2.67 tonnes of kimberlite returned a sample grade of 3.40 carats per tonne for diamonds greater than 0.85mm. In summer, 0.93 tonnes of kimberlite from the Kelvin North Lobe returned a sample grade of 3.55 carats per tonne for diamonds greater than 0.85mm. Table 12 below summarizes the 2015 caustic fusion diamond recovery results from the Kelvin North Lobe 2015 summer drill program.

Table 12 – Kelvin North Lobe 2015 Caustic Fusion Diamond Recovery Results

 Winter Results

Sample Weight	Number and Weight of Diamonds According to Sieve Size Fraction(mm)												Total
(dry tonnes)	+0.106	+0.150	+0.212	+0.300	+0.425	+0.600	+0.850	+1.180	+1.700	+2.360	+3.350	+4.750	diamonds
	-0.150	-0.212	-0.300	-0.425	-0.600	-0.850	-1.180	-1.700	-2.360	-3.350	-4.750
2.6874	3,312	2,098	1,208	751	435	245	133	53	21	9	1	0	8,266

*Total weight of recovered diamonds greater than 0.85mm: 7.37 carats

*Sample grade of diamonds greater than 0.85mm: 2.74 carats per tonne

Spring Results

Sample Weight	Number and Weight of Diamonds According to Sieve Size Fraction(mm)												*Total
(dry tonnes)	+0.106	+0.150	+0.212	+0.300	+0.425	+0.600	+0.850	+1.180	+1.700	+2.360	+3.350	+4.750	diamonds
	-0.150	-0.212	-0.300	-0.425	-0.600	-0.850	-1.180	-1.700	-2.360	-3.350	-4.750
2.416	2,438	1,632	1,034	639	397	209	113	53	24	6	0	0	6,455

*Total weight of recovered diamonds greater than 0.85mm: 6.29 carats

*Sample grade of diamonds greater than 0.85mm: 2.60 carats per tonne

Sample Weight	Number and Weight of Diamonds According to Sieve Size Fraction(mm)												*Total
(dry tonnes)	+0.106	+0.150	+0.212	+0.300	+0.425	+0.600	+0.850	+1.180	+1.700	+2.360	+3.350	+4.750	diamonds
	-0.150	-0.212	-0.300	-0.425	-0.600	-0.850	-1.180	-1.700	-2.360	-3.350	-4.750
2.674	2,608	1,811	1,096	719	421	259	125	53	21	8	3	0	7,124

*Total weight of recovered diamonds greater than 0.85mm: 9.10 carats

*Sample grade of diamonds greater than 0.85mm: 3.40 carats per tonne

Summer Results

Sample Weight	Number and Weight of Diamonds According to Sieve Size Fraction(mm)												*Total
(dry tonnes)	+0.106	+0.150	+0.212	+0.300	+0.425	+0.600	+0.850	+1.180	+1.700	+2.360	+3.350	+4.750	diamonds
	-0.150	-0.212	-0.300	-0.425	-0.600	-0.850	-1.180	-1.700	-2.360	-3.350	-4.750
0.926	1,375	927	568	363	181	110	56	29	1	1	1	0	7,124

*Total weight of recovered diamonds greater than 0.85mm: 3.29 carats

*Sample grade of diamonds greater than 0.85mm: 3.55 carats per tonne

Drilling in 2015 also confirmed that Faraday 1 and Faraday 2 are separate bodies. A 0.93 tonne sample of kimberlite from the Southeast Lobe of Faraday 2 was processed by caustic fusion and returned a sample grade of 1.93 carats per tonne for diamonds greater than 0.85mm. Table 13 summarizes the caustic fusion diamond recovery for the Faraday 2 Southeast Lobe.

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Table 13 – Faraday 2 Southeast Lobe 2015 Spring Caustic Fusion Diamond Recovery Results

Sample Weight(dry	Number and Weight of Diamonds According to Sieve Size Fraction(mm)												Total
tonnes)	+0.106	+0.150	+0.212	+0.300	+0.425	+0.600	+0.850	+1.180	+1.700	+2.360	+3.350	+4.750	diamonds
	-0.150	-0.212	-0.300	-0.425	-0.600	-0.850	-1.180	-1.700	-2.360	-3.350	-4.750
0.9337	1,275	872	488	283	179	99	48	16	3	3	0	0	3,266

*Total weight of recovered diamonds greater than 0.85mm: 1.81 carats
*Sample grade of diamonds greater than 0.85mm: 1.93 carats per tonne

In 2015, a 443 tonne bulk sample recovered by large-diameter reverse circulation drilling at the Southeast Lobe of the Kelvin kimberlite was processed by dense-media separation at SRC. Table 14 summarizes the dense media separation (DMS) diamond recovery results from the southeast lobe of the Kelvin kimberlite. A total of 35 diamonds larger than 1 carat were recovered from the bulk sample.

Table 14 – Kelvin 2015 Bulk Sample Diamond Recovery Results

Batch	Sample	Number of Diamonds According to Sieve Size Fraction (mm)									Total Diamonds	Carats	Sample Grade
	Weight	+0.850 -	+1.180	-	+1.700	-	+2.360 -	+3.350 -	+4.750 -	+6.700 -			(c/t)
	(tonnes)	1.180	1.700		2.360		3.350	4.750	6.700	9.500			+0.85mm
Zone A	143.35	2,307	3,563		1,350		373	78	8	-	7,679	409.21	2.85
Zone B	119.13	1,357	2,496		925		254	50	10	1	5,093	292.83	2.46
Zone Bx	143.04	623	1,095		315		106	27	1	-	2,167	117.39	0.82
Zone C	37.02	362	639		234		60	10	3	-	1,308	73.43	1.98
TOTAL	442.54	4,649	7,793		2,824		793	165	22	1	16,247	892.86	2.02

The five largest diamonds recovered from the Kelvin bulk sample were described by the SRC as:

•	4.22 carat white/colorless, transparent macle with no inclusions;
•	3.95 carat brown, transparent aggregate with inclusions;
•	2.79 carat light brown, transparent aggregate with minor inclusions;
•	2.63 carat white/colorless, transparent octahedral with inclusions; and
•	2.59 carat white/colorless, transparent dodecahedron with no inclusions.

A preliminary valuation of diamonds recovered from the 443 tonne bulk Kelvin kimberlite was obtained from WWW International Diamond Consultants (“WWW”) in Antwerp. Four separate diamond parcels represented Zone A (442.82 carats), Zone B (447.05 carats), Zone C (80.44 carats) and a small mixed parcel (16.79 carats). An average modeled price of US$56 per carat was obtained for Zone A and US$70 per carat for Zone B. The parcel from Zone C was too small to create modeled values, so an average price of US$123 per carat was reported. While only 88 diamonds greater than 0.66 carats per stone were present in the combined parcel many good colour white gem stones were present, especially in the C sample, with five of the eight stones being good colour and gem quality. The three highest value diamonds are a 4.22 carat diamond from Zone B valued at US$1,603 per carat, a 2.58 carat diamond from Zone C valued at US$1,366 per carat, and a 2.38 carat diamond from Zone C valued at US$1,196 per carat.

High resolution ground geophysical surveying continued at the Kelvin-Faraday corridor and at both the MZ and Doyle sills using gravity and ohmmapper.

2016 Exploration Program

Exploration in 2016 included caustic fusion diamond recovery results for Faraday 1 and Faraday 2. Samples of 6.42 tonnes of Faraday 2 collected in 2015 and 1.53 tonnes collected in 2016 each returned sample grades of 3.04 and 4.48 carats per tonne, respectively. Results for Faraday 2 are summarized in Table 15 and 16 and were released in Q1 2016.

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Table 15 – Faraday 2 2016 Caustic Fusion Results from 2015 Drilling

Sample Weight	Number and Weight of Diamonds According to Sieve Size Fraction(mm)												Total	Carats
(dry	+0.106	+0.150	+0.212	+0.300	+0.425	+0.600	+0.850	+1.180	+1.700	+2.360	+3.350	+3.350	Diamonds	(+0.85mm)
tonnes)	-0.150	-0.212	-0.300	-0.425	-0.600	-0.850	-1.180	-1.700	-2.360	-3.350	-4.750	-4.750
6.428	5,689	3,670	2,192	1,320	831	679	290	125	40	23	4	0	14,863	19.53

*Sample grade of diamonds greater than 0.85mm: 3.04 carats per tonne

Table 16 – Faraday 2 2016 Caustic Fusion Results from 2016 Drilling

Sample Weight	Number and Weight of Diamonds According to Sieve Size Fraction(mm)												Total	Carats
(dry	+0.106	+0.150	+0.212	+0.300	+0.425	+0.600	+0.850	+1.180	+1.700	+2.360	+3.350	+3.350	Diamonds	(+0.85mm)
tonnes)	-0.150	-0.212	-0.300	-0.425	-0.600	-0.850	-1.180	-1.700	-2.360	-3.350	-4.750	-4.750
1.53	2,064	1,353	794	492	241	159	72	33	9	9	2	0	5,228	6.85

*Sample grade of diamonds greater than 0.85mm: 4.48 carats per tonne

Caustic fusion diamond recovery results for Faraday 1 include 0.225 tonnes of kimberlite that was collected in 2015, and 0.518 tonnes collected in 2016, each returning sample grades of 3.07 and 4.65 carats per tonne, respectively. Results for Faraday 1 are summarized in Table 17 and 18 below.

Table 17 – Faraday 1 2016 Caustic Fusion Results from 2015 Drilling

Sample Weight	Number and Weight of Diamonds According to Sieve Size Fraction(mm)												Total	Carats
(dry	+0.106	+0.150	+0.212	+0.300	+0.425	+0.600	+0.850	+1.180	+1.700	+2.360	+3.350	+3.350	Diamonds	(+0.85mm)
tonnes)	-0.150	-0.212	-0.300	-0.425	-0.600	-0.850	-1.180	-1.700	-2.360	-3.350	-4.750	-4.750
0.518	741	491	257	162	84	41	29	13	3	0	0	1	1,822	2.41

*Sample grade of diamonds greater than 0.85mm: 4.65 carats per tonne

Table 18 – Faraday 1 2016 Caustic Fusion Results from 2016 Drilling

Sample Weight	Number and Weight of Diamonds According to Sieve Size Fraction(mm)												Total	Carats
(dry	+0.106	+0.150	+0.212	+0.300	+0.425	+0.600	+0.850	+1.180	+1.700	+2.360	+3.350	+3.350	Diamonds	(+0.85mm)
tonnes)	-0.150	-0.212	-0.300	-0.425	-0.600	-0.850	-1.180	-1.700	-2.360	-3.350	-4.750	-4.750
0.225	368	239	119	67	41	21	12	8	2	0	0	0	877	0.6921

*Sample grade of diamonds greater than 0.85mm: 3.07 carats per tonne

Following on positive results of the 2015 program for Kelvin South, a second bulk sampling program was initiated at Kelvin North on February 18th and completed by April 24th, 2016. Thirty-two large diameter reverse circulation drill holes (29 holes on the North Limb and 3 holes on the South Limb) recovered a total of 612.0 tonnes of kimberlite, which significantly surpassed the target recovery of 500 tonnes. In the same program, two large diameter RC holes were drilled on the Faraday 2 kimberlite to obtain a mini-bulk sample, with a total of 21.1 tonnes of kimberlite recovered.

The kimberlite recovered during the winter 2016 large diameter drilling program was processed for diamonds using dense media separation (‘DMS’) technology located at the Geoanalytical Laboratories Diamond Services of the Saskatchewan Research Council (‘SRC’), which is accredited to the ISO/IEC 17025 standard by the Standards Council of Canada as a testing laboratory for diamond analysis.

In July, the Company announced that the Faraday 2 mini-bulk sample produced a total of 56.64 carats of diamonds (+0.85mm) for a sample grade of 2.69 carats per tonne. Core logging and geological modeling for Faraday 2 identified four kimberlite units (KIMB1-KIMB4), with KIMB1 being volumetrically dominant. The mini-bulk sample recovered only small amounts of some lithologies and as such, sample grades for every lithology could not be individually determined. Table 19 summarizes the diamond recovery results from the 2016 Faraday 2 mini-bulk sample.

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Table 19 – Diamond Recovery Results from the Winter 2016 Faraday 2 Mini-bulk Sample

Kimberlite	Sample[1]	Number of Diamonds per Square Mesh Sieve Division (mm)						Total Stones	Total Carats	Sample
Lithology	Weight (dry	+0.850	+1.180	+1.700	+2.360	+3.350	+4.750	(+0.85mm)	(+0.85mm)	Grade*
	tonnes)	-1.180	-1.700	-2.360	-3.350	-4.750	-6.700			(ct/t)
KIMB1+2+3	16.7	245	328	117	48	12	1	751	47.34	2.84
KIMB4	4.40	20	54	20	6	4	0	104	9.27	2.10
Total[2]	21.1	266	383	137	54	16	1	857	56.64	2.69

Notes: 1 – Sample weight is calculated from drillhole diameter and kimberlite density measurements. 2 – includes one +1.18mm and one +0.85mm stone from the DMS circuit cleanup totaling 0.04 carats. * Sample grade of diamonds greater than 0.85mm: 2.69 carats per tonne. Rounding error may occur in the total carats and sample grade.

The three largest diamonds recovered from the Faraday 2 sample are described by the SRC as follows:

•	1.90 carat grey transparent aggregate with inclusions;
•	1.73 carat light brown, transparent broken aggregate with inclusions; and
•	1.52 carat grey transparent aggregate with inclusions.

In September 2016, the Company announced the diamond recovery results for the north limb of the Kelvin kimberlite. A total of 1,278 carats of diamonds (+0.85mm) were recovered from 612.0 tonnes for a sample grade of 2.09 carats per tonne. Forty-four diamonds of one carat or greater were recovered with the largest stone a 3.43 carat white/colourless transparent octahedral twin with no inclusions.

Under the guidance of SRK Consulting (Vancouver, B.C.), three broadly-defined zones of kimberlite labeled A, B and C have been identified at the Kelvin kimberlite, with zone B further subdivided into zones B and Bx. The thickness of each zone varies along the length of the body, and so each zone was processed separately in order to better understand the diamond size and grade variability between each zone. Table 20 summarizes the diamond recovery results from the 2016 Kelvin north limb bulk sample.

Table 20 – Kelvin North 2016 Bulk Sample Diamond Recovery Results

Kimberlite	Sample[1]	Number of Diamonds per Square Mesh Sieve Division (mm)						Total Stones	Total Carats	Sample
Lithology	Weight	+0.850	+1.180	+1.700	+2.360	+3.350	+4.750	(+0.85mm)	(+0.85mm)	Grade[2]
	(tonnes)	-1.180	-1.700	-2.360	-3.350	-4.750	-6.700			(ct/t)
Zone A	184.2	4,929	5,004	1,672	463	65	8	12,141	529.00	2.87
Zone B	200.2	3,100	4,269	1,549	465	91	15	9,489	514.46	2.57
Zone Bx	183.5	1,080	1,310	463	149	22	2	3,026	155.03	0.84
Zone C	44.0	511	688	248	63	15	2	1,527	79.82	1.81
Total[2]	612.0	9,620	11,271	3,932	1,140	193	27	26,183	1,278.31	2.09

Notes: 1 – Sample weight is calculated from drillhole calliper and kimberlite bulk density measurements. 2 – Excludes 10.46 carats of diamonds recovered from mixed country rock and country rock breccia intersections external to the Kelvin body, and from DMS plant clean-up. Some rounding error may occur in the total carats and sample grade.

The five largest diamonds recovered from the Kelvin bulk sample are described by the SRC as:

•	3.43 carat white/colourless transparent octahedral twin with no inclusions;
•	3.23 carat grey, translucent irregular shape with inclusions;
•	2.84 carat white/colourless, transparent octahedron with no inclusions;
•	2.57 carat white/colourless, transparent broken irregular shape with no inclusions;
•	2.14 carat off-white, transparent tetrahexahedron with no inclusions.

Kennady Diamonds retained the services of WWW International Diamond Consultants (Antwerp, Belgium) to provide an independent valuation as well as size frequency distribution and revenue models for the 2016 Kelvin bulk sample. The diamonds from the 2015 bulk sample also underwent revaluation and the combined result for 2,262.43 carats (+0.85mm) produced a value of US$52 per carat.

In December 2016, the culmination of logging, petrography and geological modelling was combined with the diamond grade and valuation results to allow declaration of a maiden resource estimate for the Kelvin kimberlite. An Indicated

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Mineral Resource of 13.62 million carats of diamonds is contained in 8.50 million tonnes of kimberlite, with an overall grade of 1.60 carats per tonne and an average value of US$63 per carat using a bottom cutoff size of 1 mm. The resource was determined through the collective efforts of Aurora Geosciences Ltd., Mineral Services Canada Inc., SRK Consulting Inc., and JDS Energy & Mining Inc., who were engaged by the Company to participate in the exercise. A NI 43-101 report describing the resource is available on SEDAR at www.sedar.com.

In January 2017, the Company announced caustic fusion diamond recovery results for the Faraday 3 kimberlite. A total of 3.03 tonnes of kimberlite recovered by core drilling at Faraday 3 in 2016 returned 6.61 carats of diamonds larger than 0.85 mm for a sample grade of 2.18 carats per tonne. Results for Faraday 3 are summarized in Table 21.

Table 21 – Faraday 3 Caustic Fusion Results from 2016 Drilling

Sample	Number and Weight of Diamonds According to Sieve Size Fraction (mm)												Total
Weight	+0.106	+0.150	+0.212	+0.300	+0.425	+0.600	+0.850	+1.180	+1.700	+2.360	+3.350	Total	Carats
(dry tonnes)	-0.150	-0.212	-0.300	-0.425	-0.600	-0.850	-1.180	-1.700	-2.360	-3.350	-4.750	diamonds	(+0.85mm)
3.0289	2,406	1,631	925	559	294	154	80	43	20	8	2	6,122	6.61

*Sample grade of diamonds greater than 0.85mm: 2.18 carats per tonne

In January 2017 the Company also announced diamond recovery results from 2016 drilling on the Faraday 1 and 2 kimberlites. At Faraday 1 a total of 2.70 carats of diamonds larger than 0.85 mm were recovered from 0.86 tonnes of kimberlite core for a sample grade of 3.14 carats per tonne. For Faraday 2, a total of 1.37 carats of diamonds larger than 0.85 mm were recovered from 0.43 tonnes of kimberlite core for a sample grade of 3.22 carats per tonne. Results for Faraday 1 and 2 are summarized in Table 22 and 23 below.

Table 22 – Faraday 1 Caustic Fusion Results from 2016 Drilling

Sample	Number and Weight of Diamonds According to Sieve Size Fraction (mm)										Total	Total
Weight	+0.106	+0.150	+0.212	+0.300	+0.425	+0.600	+0.850	+1.180	+1.700	+2.360	diamonds	Carats
(dry tonnes)	-0.150	-0.212	-0.300	-0.425	-0.600	-0.850	-1.180	-1.700	-2.360	-3.350		(+0.85mm)
0.8615	1,139	708	374	255	130	86	39	23	7	5	2,766	2.7043

*Sample grade of diamonds greater than 0.85mm: 3.14 carats per tonne.

Table 23 – Faraday 2 Caustic Fusion Results from 2016 Drilling

Sample	Number and Weight of Diamonds According to Sieve Size Fraction (mm)									Total	Total
Weight	+0.106	+0.150	+0.212	+0.300	+0.425	+0.600	+0.850	+1.180	+1.700	diamonds	Carats
(dry tonnes)	-0.150	-0.212	-0.300	-0.425	-0.600	-0.850	-1.180	-1.700	-2.360		(+0.85mm)
0.4249	683	482	302	158	83	46	26	17	6	1,803	1.369

*Sample grade of diamonds greater than 0.85mm: 3.22 carats per tonne.

A total of 10,712 meters of exploration core drilling was completed in the 2016 winter/spring program as summarized in Table 24. Both Faraday 1 and 3 have been drill confirmed as over 200 meters in length, with late season drilling confirming that they coalesce near the shoreline of Faraday Lake, continue onto land, and are open along strike. Based on the mini-bulk sample results, a single HQ pilot hole was drilled into Faraday 2 to guide future large diameter RC drilling.

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Table 24 – Summary of Winter/Spring Exploration Diamond Drilling - 2016

	Faraday (F1)	Faraday (F2)	Faraday (F3)	Hobbes	Kelvin Pipe	Kelvin Sheet	Total

Number of Drill Holes	25	1	30	14	1	3	74

HQ Total (m)	251	139	323	0	0	0	713

HQ3 Total (m)	0	0	0	0	211	169	380

NQ Total (m)	3,830	0	4,504	1,136	0	149	9,619

HQ KIMB (m)	80	73	85	0	0	0	238

HQ3 KIMB (m)	0	0	0	0	79	6	86

NQ KIMB (m)	606	0	775	107	0	6	1,494

Total Drilled (m)	4,081	139	4,827	1,136	211	318	10,712

Total KIMB (m)	686	73	860	107	79	12	1,818

A total of 9,548 meters of exploration and delineation drilling was completed during the summer program using two helicopter portable core drill rigs from land-based setups. One rig primarily focused on the Faraday 1 - 3 kimberlite complex, and the second rig was focused on Faraday 2. Towards the end of the program, two infill delineation drill holes were completed on the Kelvin kimberlite in order to refine the kimberlite pipe shell in two specific areas of the Kelvin geological model. A 97% success rate of hitting kimberlite was achieved on the drill program, and the Faraday 1 - 3 and Faraday 2 kimberlite bodies were successfully tracked from under Faraday Lake well onto the land. Drilling has demonstrated that the Faraday kimberlites are conceptually similar to the Kelvin kimberlite and are unconventional with respect to the traditional morphology of kimberlite pipes.

A series of longer kimberlite intercepts on Faraday 2 in the latter stages of the program(e.g. 76.9 m; 50.3 m and 38.0 m) provided an indication that the kimberlite body may be expanding as it turns towards the North, along the lines of what was observed when delineating Kelvin. All of the goals of the summer program were successfully achieved.

A breakdown of drilling statistics for the summer program is summarized below in Table 25.

Table 25 – Summary of Summer Exploration Drilling - 2016

	Faraday (F2)	Faraday (F3)	Kelvin Pipe	Total

Number of Drill Holes	14	20	2	36

HQ Total (m)	3,394	592	772	4,758

NQ Total (m)	555	4234	0	4,789

HQ KIMB (m)	327	26	143	496

NQ KIMB (m)	53	223	0	276

Total Drilled (m)	3,949	4,827	772	9,548

Total KIMB (m)	380	249	143	772

High resolution geophysics continues to be a critical component of the Company’s exploration methodology to help delineate the unconventional kimberlite pipes within the Kelvin-Faraday corridor.

OUTLOOK

Drilling, sampling and modeling over the past four years have provided the data required for the Company to prepare the first NI 43-101 resource statement for the Kelvin kimberlite, which was published on January, 26, 2017 and includes the bulk samples from 2015 and 2016 and the Kelvin diamond valuation report from WWW International Diamonds. The NI 43-101 resource statement is available at www.SEDAR.com

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Drilling, sampling and modeling of the Faraday 1, Faraday 2 and Faraday 3 kimberlites continues with a view to being able to declare a NI 43-101 inferred resource statement for these kimberlites during 2017.

The Company is extremely encouraged with its success within the Kelvin-Faraday corridor and looks forward to identifying additional unconventional pipe-like bodies.

Exploration drilling will continue at the MZ and Doyle kimberlites as well as potential new kimberlite targets across the Kennady North property.

The Preliminary Economic Assessment (PEA) that was initiated in Q2 of 2016 was suspended in Q4 to allow for the development of additional resources on the Kennady North Project.

SELECTED FINANCIAL INFORMATION

	December 31, 2016	December 31, 2015	December 31, 2014
Interest income	$185,397	$101,787	$107,675
Other income - flow through shares	335,748	1,634,855	1,163,492
Operating expenses	(34,685,206)	(31,536,109)	(19,337,577)
Other expenses	(1,213)	(1,484)	(1,271)
Net loss for the period	(34,165,274)	(29,800,951)	(18,067,681)
Basic and diluted loss per share	(0.73)	(0.92)	(0.78)
Cash flow from operations	(33,185,838)	(30,150,425)	(17,274,367)
Cash, end of year	8,286,064	41,068,805	507,808
Total assets	11,223,967	44,290,911	4,511,282
Long-term liabilities	170,663	247,568	147,016
Dividend declared	Nil	Nil	Nil

FINANCIAL REVIEW

For the three months and year ended December 31, 2016 compared to the three months and year ended December 31, 2015

For the three months and year ended December 31, 2016, the Company recorded a net loss of $3,214,199 or $0.07 per share and $34,165,274 or $0.73 per share, respectively, compared to a net loss of $3,628,290 or $0.08 per share and $29,800,951 or $0.92 per share for the same period in 2015. The increase over the same period in 2015 is mainly as a result of $31,806,615 being spent on exploration and evaluation expenses compared to $28,620,904. During 2016, more drilling and bulk samples were undertaken resulting in the increase. A notable decrease was share-based payment expense, which decreased from $1,902,694 in 2015 to $1,357,290 in 2016.

Quarterly financial information for the past 8 quarters is shown in Table 1.

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SUMMARY OF QUARTERLY RESULTS

Table 1 - Quarterly Financial Data

		Three months ended
	December 31	September 30	June 30	March 31
Unaudited	2016	2016	2016	2016
	$	$	$	$
Earnings and Cash Flow
Interest and other income	21,576	33,406	50,754	415,409
Expenses	(3,235,461)	(6,386,276)	(9,996,750)	(15,066,719)
Net loss for period	(3,214,199)	(6,353,166)	(9,946,298)	(14,651,611)
Cash flow from operations	(4,465,487)	(5,423,137)	(12,392,022)	(10,905,192)
Basic and diluted loss per share	(0.07)	(0.13)	(0.21)	(0.31)
Investing activities	21,576	(166,594)	50,754	79,661
Financing activities	70,250	44,450	176,000	127,000
Balance Sheet
Total assets	11,223,967	15,823,610	21,427,628	33,685,090

		Three months ended
	December 31	September 30	June 30	March 31
Unaudited	2015	2015	2015	2015
	$	$	$	$
Earnings and Cash Flow
Interest and other income	851,045	2,830	11,634	871,133
Expenses	(4,478,961)	(8,388,064)	(7,068,586)	(11,600,498)
Net loss for period	(3,628,290)	(8,385,608)	(7,057,322)	(10,729,731)
Cash flow from operations	(6,364,802)	(7,724,352)	(7,047,892)	(9,013,379)
Basic and diluted loss per share	(0.08)	(0.29)	(0.25)	(0.42)
Investing activities	116,190	(61,308)	(1,488,366)	1,873,895
Financing activities	33,080,623	18,649,472	-	18,540,916
Balance Sheet
Total assets	44,290,911	18,554,705	6,488,826	13,894,156

COSTS AND EXPENSES

The costs and expenses for the three months and year ended December 31, 2016 compared to the three months and year ended December 31, 2015 are similar except for the following:

Exploration and evaluation expenses

Exploration and evaluation expenses for the three months and year ended December 31, 2016 were $2,624,123 and $31,806,615, respectively, compared to $4,142,795 and $28,620,904 for the same period in 2015. The increase in exploration and evaluation expenses is a result of an extensive winter/spring and summer program on the Kennady North Project.

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	Three months ended	Three months ended	Year ended	Year ended
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Lease payments	$7,229	$7,234	$28,423	$28,325
Aircraft support	205,918	391,829	2,379,866	2,342,757
Fuel	1,941	(44,884)	1,406,832	1,502,523
Geophysics	4,455	19,139	605,597	139,214
Drilling support	12,555	137,585	120,623	475,518
Exploration personnel and program support	386,572	650,645	4,177,077	3,587,393
Camp maintenance, supplies, mobilization, general costs	318,567	760,155	4,236,642	4,614,370
Site& logistical support	386,000	427,567	5,767,738	2,210,130
Environmental	36,015	63,987	115,933	82,160
Professional geological services	176,470	169,176	895,178	732,703
Drilling	350,125	941,484	9,270,993	10,646,286
Technical consultant	22,066	(1,831)	196,225	119,783
Laboratory analysis	448,238	544,346	1,816,974	1,896,063
Diamond valuation	163,272	23,826	191,048	155,145
Permitting	21,113	52,537	149,135	88,534
Preliminary economic assessment	83,587	-	448,331	-
	$2,624,123	$4,142,795	$31,806,615	$28,620,904

Consulting fees and payroll

Consulting fees and payroll expenses for the three months and year ended December 31, 2016 were $413,173 and $953,055, respectively, compared to $235,099 and $552,846 for the same period in 2015. The increase is as a result of the former President and CEO’s increase in consulting fees for the first 5 months of the period, and the recruitment costs associated with the search for a new President and CEO.

Share-based payment expense

Share-based payment expense for the three months and year ended December 31, 2016 were $43,861 and $1,357,290, respectively, compared to $Nil and $1,902,694 for the same period in 2015. During the year ended December 31, 2016, 590,000 options were granted compared to 685,000 options granted for the same period in 2015. All options vested immediately, in December 31, 2016 and 2015.

Interest income

Interest income for the three months and year ended December 31, 2016 was $21,576 and $185,397, respectively, compared to $86,190 and $101,787 for the same period in 2015. The increase over 2015 is mainly due to the significantly higher average cash balance during the year as a result of the September and October 2015 private placements.

Other income

Other income for the three months and year ended December 31, 2016 were $Nil and $335,748, respectively, compared to $764,855 and $1,634,855 same period in 2015. In 2016, exploration expenditures were renounced relating to the flow-through common shares from the September and October 2015 private placements. In 2015, exploration expenditures were renounced relating to flow-through common shares from the February, September and October 2015 private placements and as a result, the flow-through premiums were recognized in the statement of comprehensive loss as other income, as the expenditures were incurred.

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Travel expenses

Travel expenses for the three months and year ended December 31, 2016 were $44,782 and $71,458, respectively, compared to $14,133 and $16,099 for the same period in 2015. The increase over 2015 is mainly due to the increased exploration program, and travel expenses of the new President and CEO.

INCOME AND RESOURCE TAXES

The Company is subject to mining and income taxes in Canada with the statutory income tax rate at 26.50%.

No deferred tax asset has been recorded financial statements as a result of the uncertainty associated with the ultimate realization of these tax assets.

The Company is subject to assessment by Canadian authorities, which may interpret tax legislation in a manner different from the Company. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise the Company makes provision for such items based on management’s best estimate of the final outcome of these matters.

FINANCIAL POSITION AND LIQUIDITY

Operating Activities

Cash used in operating activities for the year ended December 31, 2016 was $33,185,838 compared with $30,150,425 for the comparative period in 2015. This is mainly a result of increased exploration and evaluation activities in 2016.

Investing Activities

Investing activities for the year ended December 31, 2016 amounted to ($14,603) compared to $440,411 for the comparative period in 2015. In the year ended December 31, 2015, equipment was purchased totalling $1,694,138 and short-term investments were redeemed totalling $2,002,762 compared to $Nil in the current period. During the year ended December 31, 2016, $200,000 was incurred to acquire six mining leases. Interest income of $185,357 was received in the year ended December 31, 2016 compared to $101,787 in 2015.

Financing Activities

Financing activities for the year ended December 31, 2016 amounted to $417,700 compared to $70,271,011 for the comparative period in 2015. During the year ended December 31, 2015, the Company issued by way of private placements 20,986,560 commons shares and 2,293,235 flow-through common shares for gross proceeds of $70,759,675. Share issuance costs of $488,664 were incurred. In the year ended December 31, 2016, 275,000 options were exercised for gross proceeds of $417,700.

Cash Resources and Liquidity

At December 31, 2016, the Company reported a working capital of $7,815,464 (2015 - $40,391,535). Included in working capital at December 31, 2016 was cash of $8,286,064 (2015 - $41,068,805). At December 31, 2016 and 2015, the Company had no long-term debt.

The Company’s budgeted expenditures for the H1 2017 program is approximately $15.65 million and is contingent on the Company’s ability to successfully raise additional capital as noted in Note 1 of the Financial Statements regarding going concern.

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OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The financial statements include estimates, which, by their nature, are uncertain and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

i)	Significant Judgments in Applying Accounting Policies

The areas which require management to make significant judgments in applying the Company’s accounting policies in determining carrying values include, but are not limited to:

a)	Impairment analysis – Mineral Properties

The Company reviews its mineral properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. IFRS 6 -Exploration for and evaluation of mineral resources requires the Company to make certain judgments in respect of such events and changes in circumstances, and in assessing their impact on the valuations of the affected assets. The Company’s assessment is that as at December 31, 2016 and December 31, 2015, no indicators of an impairment in the carrying value of its mineral properties had occurred.

ii)	Significant Accounting Estimates and Assumptions

The areas which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to:

a)	Impairment analysis – Mineral Properties

The Company reviews its mineral properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. If indicators of impairment are identified, management will perform an impairment test in accordance with IAS 36 – Impairment of assets (“IAS 36”). IAS 36 requires the Company to make certain judgments, assumptions, and estimates in determining the estimate of the net recoverable amount. Impairments are recognized when the carrying values exceed management’s estimate of the net recoverable amounts associated with the affected assets. The values shown on the balance sheet for Mineral Properties represents the Company’s assumption that the amounts are recoverable. As a result of the numerous variables associated with the Company’s judgments and assumptions, the precision and accuracy of estimates of recoverable amount is subject to significant uncertainties, and may change significantly as additional information becomes known.

b)	Stock options

The stock option pricing model requires the input of highly subjective assumptions including the expected life and volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

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c)	Provision for decommissioning and restoration

The decommissioning and restoration liability and the accretion recorded are based on estimates of future cash flows, discount rates, and assumptions regarding timing. The estimates are subject to change and the actual costs for the decommissioning and restoration liability may change significantly.

d)	Deferred taxes

Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and on unused losses carried forward, and are measured using the substantively enacted tax rates that are expected to be in effect when the differences are expected to reverse or losses are expected to be utilized. Deferred tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, including forecasts, it is probable that they will be realized. The Company has not recorded the benefit of any tax losses or deductible temporary differences.

STANDARDS, AMENDMENTS AND INTERPRETATIONS TO EXISTING STANDARDS THAT ARE NOT YET EFFECTIVE AND HAVE NOT BEEN ADOPTED EARLY BY THE COMPANY

At the date of this MD&A, certain new standards, amendments and interpretations to existing standards have been published but are not yet effective, and have not been adopted early by the Company.

The Company anticipates that all of the relevant pronouncements will be adopted in the Company’s accounting policy for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Company’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements and are therefore not discussed below.

Share-based payments

In June 2016, the IASB issued amendments to International Financial Reporting Standard 2, Share-based Transactions (“IFRS 2”). The amendments are effective for periods beginning on or after January 1, 2018 and are to be applied prospectively. The amendments clarify the classification and measurement of share-based payment transactions. Management is currently assessing the impact of the amendments to IFRS 2 on the financial statements.

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments (“IFRS 9”) bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The extent of the impact of adoption of IFRS 9 has not yet been determined.

Leases

On January 13, 2016, the IASB issued International Financial Reporting Standard 16, Leases (“IFRS 16”). The new standard will replace existing lease guidance in IFRS and related interpretations, and requires companies to bring most leases on-balance sheet. The new standard is effective for annuals beginning on or after January 1, 2019. The Company is currently assessing the impact of IFRS 16.

Income taxes

In January 2016, the IASB issued amendments to IAS 12 Income Taxes (“IAS 12”). The amendments clarify that the existence of a deductible temporary difference is not affected by possible future changes in the carrying amount or expected manner of recovery of the asset and also clarify the methodology to determine the future taxable profits used for assessing the utilization of deductible temporary differences. The amendments apply for annual periods beginning on or after January 1, 2017 with retrospective application. Early application of the amendments is permitted. The impact of the amendments to IAS 12 on the Company’s financial statements has not yet been determined.

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FINANCIAL INSTRUMENTS

The Company’s financial instruments are described in Note 4 to the Company’s December 31, 2016 financial statements.

RELATED PARTY TRANSACTIONS

In accordance with IAS 24 Related Parties, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

The Company’s related parties include its key management, the Company’s directors, and their close family members. Mountain Province and the Gahcho Kué Joint Venture, in which Mountain Province holds an interest, are also related parties since the Company and Mountain Province had common members of key management and certain directors in 2016. International Investment and Underwriting (“IIU”) is also a related party since it is controlled by Mr. Dermot Desmond. MCC Geoscience Inc. (“MCC”) is also a related party since it is controlled by a member of the Board of Directors.

None of the transactions with related parties incorporate special terms and conditions, and no guarantees were given or received. Related party transactions are recorded at their exchange amount, being the amount agreed to by the parties. Outstanding balances are settled in cash.

The Company had the following transactions and balances with its related parties including key management personnel, and Mountain Province which includes the monthly management fee charged by Mountain Province for the reimbursement of expenses incurred on the Company’s behalf by Mountain Province. The transactions with key management personnel are in the nature of remuneration which are paid directly by the Company and are not included in the monthly management fee charged by Mountain Province. The transactions with IIU are for the director fees and travel expenses of the Chairman of the Company. The transactions with MCC are for consulting fees and reimbursements of travel expenses.

The balances as at December 31, 2016 and 2015 were as follows:

	December 31, 2016	December 31, 2015
Payable to key management personnel and directors	$406	$-
Payable to International Investment and Underwriting	22,832	-
Payable to MCC Geoscience Inc.	9,056	-
Payable to Mountain Province Diamonds Inc.	-	8,475

The transactions for the year ended December 31, 2016 and 2015 were as follows:

	Year ended December 31, 2016	Year ended December 31, 2015
The total of the transactions:
Management fee and reimburseable expenses charged by Mountain Province	$90,000	$90,000
International Investment and Underwriting	22,832	10,000
Consulting fees charged by MCC Geoscience Inc.	31,100	-
Remuneration of key management personnel	1,955,039	2,364,213

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The remuneration expense of directors and other members of key management personnel for the year ended December 31, 2016 and 2015 were as follows:

	Year ended December 31, 2016	Year ended December 31, 2015
Consulting fees, director fees, payroll and other short-term benefits	$791,339	$461,519
Share-based payment expense	1,163,700	1,902,694
	$1,955,039	$2,364,213

CONTRACTUAL OBLIGATIONS

The Company has no contractual obligations at December 31, 2016 other than a management services agreement with Mountain Province, for an annual amount of approximately $90,000. The contract can be terminated at any time by either party without penalty.

SUBSEQUENT EVENT

Subsequent to the year ended December 31, 2016, 200,000 stock options were exercised for gross proceeds of $408,000.

Subsequent to the year ended December 31, 2016, 100,000 stock options were forfeited.

Subsequent to the year ended December 31, 2016, 224,999 Restricted Share Units were granted at a fair value of $3.55 per unit.

OTHER MANAGEMENT DISCUSSION AND ANALYSIS REQUIREMENTS

RISKS

Kennady Diamond’s business of exploring and developing mineral resources involves a variety of operational, financial and regulatory risks that are typical in the mining industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and investing in the Company’s common shares should be considered speculative.

Kennady Diamond’s business of exploring and developing mineral properties is subject to a variety of risks and uncertainties, including, without limitation:

▪	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
▪	mining exploration risks, including risks related to accidents, equipment breakdowns or other unanticipated difficulties with or interruptions in production;

▪	the potential for delays in exploration activities or the completion of studies;
▪	risks related to the inherent uncertainty of exploration and cost estimates and the potential for unexpected costs and expenses;

▪	risks related to foreign exchange fluctuations and prices of diamonds;
▪	risks related to commodity price fluctuations;
▪	the uncertainty of profitability based upon the Company’s limited life and resultant losses;
▪	risks related to failure of the Company to obtain adequate financing on a timely basis and on acceptable terms, particularly given recent volatility in the global financial markets;
▪	risks related to environmental regulation, permitting and liability;
▪	political and regulatory risks associated with mining and exploration;
▪	aboriginal rights and title;
▪	failure of plant, equipment, processes and transportation services to operate as anticipated;

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▪	possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments, and other risks of the mining industry; and
▪	other risks and uncertainties related to the Company’s prospects, properties and business strategy.

As well, there can be no assurance that any further funding required by the Company will become available to it, and if so, that it will be offered on reasonable terms, or that the Company will be able to secure such funding. Furthermore, there is no assurance that the Company will be able to secure new mineral properties or projects, or that they can be secured on competitive terms.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company’s common shares are listed on the TSX Venture Exchange under the symbol KDI. There are an unlimited number of common shares without par value authorized to be issued by the Company.

At April 6, 2017, there are 47,381,970 shares outstanding, 1,800,000 options and 224,999 Restricted Share Units granted by the Company.

DISCLOSURE CONTROLS AND PROCEDURES

Management has established processes to provide sufficient knowledge to support representations that it has exercised reasonable diligence that (i) the financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the financial statements, and (ii) the financial statements fairly present in all material respects the financial condition, results of operations and cash flow of the Company, as of the date of and for the periods presented.

In contrast to the certificate required for non-venture issuers under National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), the Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

(i)	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
(ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in the certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act. Forward-looking information may include, but is not limited to, statements with respect to the success of exploration activities, future mineral exploration, permitting time lines, requirements for additional capital, sources and uses of funds, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future remediation and reclamation activities, the timing of activities and the amount of estimated revenues and expenses. Forward-looking information is based on

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various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of diamonds; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment where the Company operates will continue to support the development and operation of mining projects. Should underlying assumptions prove incorrect, or one or more of the risks and uncertainties described below materialize, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; delays or the inability to obtain necessary governmental permits or financing; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labor disputes or other unanticipated difficulties with or shortages of labor or interruptions in production; failure of plant, equipment or processes to operate as anticipated; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, diamond price fluctuations; uncertain political and economic environments; changes in laws or policies, and other risks and uncertainties, including those described under Risks.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations. The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise, other than as required under applicable securities laws.

Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource Estimates

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all resource and reserve estimates included in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of Industry Guide 7 promulgated by the United States Securities and Exchange Commission (“SEC”) under the United States Securities Act of 1933, as amended, and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards under Industry Guide 7 do not define the terms and normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. Investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.

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Disclosure of “contained ounces” (or “contained carats”) in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC’s Industry Guide 7, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under Industry Guide 7 standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U. S. standards.

On behalf of the Board of Directors,

“Rory Moore”

Dr. Rory Moore

President & CEO

April 6, 2017

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Management’s Discussion and Analysis

For the Three and Nine Months Ended September 30, 2017

TSXV: KDI

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KENNADY DIAMONDS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017

This Management’s Discussion and Analysis (“MD&A”) of November 17, 2017 provides a review of the financial performance of Kennady Diamonds Inc. (the “Company” or “Kennady Diamonds” or “KDI”) and should be read in conjunction with the MD&A for year ended December 31, 2016, the unaudited condensed interim financial statements and related notes for the three and nine months ended September 30, 2017 and the audited financial statements for the year ended December 31, 2016. Financial filings and additional information relevant to the Company’s activities can be found on SEDAR at www.sedar.com or at the Company’s website www.kennadydiamonds.com.

All amounts are expressed in Canadian dollars unless otherwise stated.

Technical information included in this MD&A regarding the Company’s mineral property has been reviewed by Dr. Tom McCandless, a Director of the Company and a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Properties (“NI 43-101”).

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COMPANY OVERVIEW

Kennady Diamonds is a Canadian-based resource company that was incorporated on February 27, 2012 under the laws of the Province of Ontario. Kennady Diamonds currently holds a 100% interest in 22 federal leases and 58 claims in the Kennady North diamond project.

Kennady is focused on expanding its high-grade diamond resources, as well as identifying new kimberlites on its properties. To date an indicated resource of 13.62 million carats of diamonds contained in 8.50 million tonnes of kimberlite, with a grade of 1.60 carats per tonne and an average value of US$63 per carat has been defined for the Kelvin kimberlite. An inferred resource of 5.02 million carats contained in 3.27 million tonnes of kimberlite, with a grade of 1.54 carats per tonne and an average value of US$98 per carat has been defined for the Faraday kimberlites using a 1mm diamond bottom cutoff size.

Kennady Diamonds commenced trading on the TSX Venture Exchange on July 10, 2012 under the ticker symbol “KDI”. The Company’s registered office and its principal place of business is 1145 Midland Avenue, Suite 9, Scarborough, ON, Canada, M1K 4H2.

HIGHLIGHTS

The Company completed a large diameter reverse circulation drilling program on the Faraday kimberlites on April 10. The aim of the program was to recover approximately 250 tonnes from each of Faraday 2 and 3, and to obtain a smaller (~20 tonne) representative sample from Faraday 1. This program would advance the Faraday 2 and 3 kimberlites to an inferred mineral resource, and provide diamond grade and quality data for a Target For Further Exploration (TFFE) from Faraday 1 for correlation with the nearby Faraday 3 results.

The Faraday bulk samples were processed at the Geoanalytical Laboratories Diamond Services of the Saskatchewan Research Council (“The SRC Lab”). DMS processing commenced on March 27 and was completed on May 18 for Faraday 2 and June 15 for Faraday 3 and 1. Faraday 2 returned a total of 737.6 carats of diamonds (+0.85mm) from 262.6 tonnes of kimberlite for a sample grade of 2.81 carats per tonne. Faraday 3 returned a total of 460.5 carats of diamonds (+0.85mm) from 276.4 tonnes for a sample grade of 1.67 carats per tonne. Faraday 1 returned a total of 76.8 carats of diamonds (+0.85mm) from 26.4 tonnes for a sample grade of 2.91 carats per tonne. Of particular significance was the recovery of a 7.78 carat white/colorless octahedral gem from Faraday 3. This represents the largest diamond recovered on the project to date. Another notable highlight is that the Faraday diamonds appear to show superior quality to the Kelvin diamonds in respect to all value parameters, including colour, size distribution and shape. WWW International Diamond Consultants (WWW) was engaged to provide an independent valuation of the Faraday bulk sample diamonds together with size frequency distribution and revenue models and in early August they reported a collective average value of US$109 per carat for the 1,259 carats recovered.

Summer exploration drilling was successful in extending the Faraday 2 kimberlite an additional 150 metres along strike, bringing the total strike length of the kimberlite to approximately 600 metres. In addition, drilling on the Faraday 1 and 3 established that the two pipes coalesce at the northwestern tip of Faraday 1. As a consequence, Faraday 1 and 3 are now considered to be a single kimberlite body termed “Faraday 1-3”.

An Inferred Mineral Resource of 5.02 million carats of diamonds has been declared for the Faraday kimberlites. The resource is contained in 3.27 million tonnes of kimberlite, with an overall grade of 1.54 carats per tonne and an average value of US$98 per carat. A 1mm diamond bottom cutoff size was used in the resource calculation.

The Company also successfully completed a non-brokered private placement for aggregate gross proceeds of $12,035,423. With respect to this placement, the Company issued 1,538,461 flow-through common shares at a price of $4.38 per share and 1,629,835 non-flow through common shares at a price of $3.25 per share. The shares were subject to a four month hold period that expired on September 18, 2017.

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KENNADY NORTH DIAMOND PROJECT

Overview

The Kennady North diamond project is located approximately 300 kilometers north-east of Yellowknife in Canada’s Northwest Territories. The Project is 100% owned by the Company and consists of 22 federal leases and 58 claims covering an area of 67,164.17 hectares.

Exploration at Kennady North commenced in the late 1990’s and resulted in the discovery of the diamond-bearing Kelvin, Faraday, MZ and Doyle kimberlite occurrences. The number of diamonds recovered from the Kelvin and Faraday kimberlites and the size-frequency distribution indicated that they may be of comparable grade to the 5034 (1.77 carats per tonne) and Hearne (2.10 carats per tonne) kimberlites at the Gahcho Kué Diamond Mine.

Exploration

In October 2011, there was an Airborne Gravity Gradiometry survey (“AGG”), which included a total of 2,793 line- kilometres flown over the Kennady North diamond project. This survey resulted in the identification of 106 geophysical targets, resulting in a 560 line-kilometre total magnetic field ground (“MAG”) survey over the geophysical targets identified by the AGG survey. The MAG survey was conducted at 20 metre line-spacing, and the results enabled Mountain Province to prioritize the geophysical targets for drilling. The MAG survey was managed by Aurora Geosciences Ltd. (“Aurora”) and was completed in April 2012.

In June 2012, Kennady Diamonds received a Type A Land Use Permit from the Mackenzie Valley Land and Water Board in respect of the Kennady North diamond project, which cleared the way for Kennady Diamonds to commence a summer drill program at the Kennady North diamond project.

In July 2012, the Company entered into an Exploration Agreement with the Lutsel K’e Dene First Nation (“Lutsel K’e”). The Exploration Agreement established the basis for Kennady Diamonds and Lutsel K’e to work collaboratively to advance exploration at Kennady North.

The Company has completed a number of exploration and evaluation programs since the summer of 2012 through to December 2016. Exploration and evaluation expenditures through 2017 are summarized below.

	Total	December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2012
Exploration and evaluation expenses	$85,121,740	$31,806,615	$28,620,904	$17,415,440	$5,307,526	$1,971,255
Meters drilled	102,749	30,932	33,423	27,258	8,648	2,488

2012 Exploration Program

Based on the AGG survey results, exploration drilling at the Kennady North Project commenced in mid-2012. At that time, it was unclear whether the Kelvin and Faraday kimberlites were blows along a contiguous kimberlite sill or whether they might be discrete tiny kimberlite bodies. Land-based drilling took place at both kimberlites and the core was sent to the the Saskatchewan Research Council (“SRC”) for diamond recovery by caustic fusion.

The combined Kelvin/Faraday diamond results are summarized below in Table 1.

Table 1 - Kelvin/Faraday 2012 Summer Diamond Recovery Results

Total Weight (Kg)	Numbers of Diamonds According to Sieve Size Fraction (mm)																				Total Diamonds
	+0.075	-	+0.106	-	+0.150	-	+0.212	-	+0.300	-	+0.425	-	+0.600	-	+0.850	-	+1.180	-	+1.700	-
	0.106		0.150		0.212		0.300		0.425		0.600		0.850		1.180		1.700		2.360
394.44	570		528		316		241		123		22		67		12		9		1		1,889

*Total carat weight of the sample is 0.92.

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2013 Exploration Program

In winter 2013, the Company completed 5,000 meters of drilling at Kennady North. Kimberlite was intersected in 24 of 26 drill holes with intercepts ranging from a few meters to approximately 100 meters. Kimberlite core was treated by the SRC for recovery of diamonds by caustic fusion with results summarized in Table 2. The Kelvin kimberlite returned a sample grade of 7.24 carats per tonne for diamonds greater than 0.85mm and included a 2.48 carat diamond. In summer 2013, a 2,500 meter drill program focused on land-based drilling at the North Lobe of the Kelvin kimberlite with recovered kimberlite treated at SRC. Table 3 combines the total 2013 Kelvin diamond recovery results from both winter and summer programs.

Detailed high-resolution ground surveys were initiated during the winter of 2013 using ground gravity, horizontal loop and minimal capacitively coupled resistivity surveys (ohmmapper). High resolution ground geophysical surveying helped to delineate the upper portions of the unconventional shape of the Kelvin kimberlite.

Table 2 - Kelvin/Faraday 2013 Winter Diamond Recovery Results

Total Weight (Kg)	Number of Diamonds According to Sieve Size Fraction (mm)													Total Diamonds
	+0.075	+0.106	+0.150	+0.212	+0.300	+0.425	+0.600	+0.850	+1.180	+1.700	+2.360	+3.350	+4.750
	-0.106	-0.150	-0.212	-0.300	-0.425	-0.600	-0.850	-1.180	-1.700	-2.360	-3.350	-4.750
1,103	3,139	2,285	1,283	823	552	289	199	78	40	13	4	2	1	8,708

Table 3 - Kelvin 2013 Winter and Summer Diamond Recovery Results

Total Weight (Kg)	Number of Diamonds According to Sieve Size Fraction (mm)												Total Diamonds*
	+0.106	+0.150	+0.212	+0.300	+0.425	+0.600	+0.850	+1.180	+1.700	+2.360	+3.350	+4.750
	-0.150	-0.212	-0.300	-0.425	-0.600	-0.850	-1.180	-1.700	-2.360	-3.350	-4.750
4,301	5,343	4,262	2,664	1,817	959	602	279	126	52	10	6	1	16,121

*Total weight of diamonds greater than 0.85mm: 18.58 carats

* Sample grade of diamonds greater than 0.85mm: 4.32 carats/tonne

2014 Exploration Program

In winter 2014, the Company commenced a much larger geophysical program comprising ground gravity, ohmmapper with lesser amounts of ground-penetrating radar and ELF (extremely low frequency EM survey) along the Kelvin-Faraday corridor. Roughly 10,200 meters of drilling was completed with over 25 tonnes of kimberlite recovered from Kelvin and over one tonne of kimberlite recovered from the Faraday bodies. This drilling helped to define the Kelvin and Faraday 2 kimberlites and also intersected a third kimberlite, Faraday 1. It was at this time we began to focus on the unconventional shapes of these kimberlites and focusing on the geophysical features trending northwesterly from the kimberlite sill. Nearly one tonne of kimberlite from the Faraday kimberlites was processed at the SRC with diamond recovery results summarized in Table 4.

Table 4 - Faraday 2014 Winter Diamond Recovery Results

Total Weight (Kg)	Number of Diamonds According to Sieve Size Fraction (mm)												Total Diamonds
	+0.106	+0.150	+0.212	+0.300	+0.425	+0.600	+0.850	+1.180	+1.700	+2.360	+3.350	+4.750
	-0.150	-0.212	-0.300	-0.425	-0.600	-0.850	-1.180	-1.700	-2.360	-3.350	-4.750
933.08	1,879	1,180	741	420	207	104	59	25	6	7	0	0	4,628

*Total weight of diamonds greater than 0.85mm: 3.62 carats

*Sample grade of diamonds greater than 0.85mm: 3.88 carats per tonne

KDI retrieved a 25 tonne bulk sample from the Kelvin kimberlite using HQ core drilling. The core was shipped to Yellowknife where detailed logging and analysis took place under the guidance of SRK Consulting (“SRK”) of Vancouver, B.C. prior to dispatching the kimberlite to the SRC for processing through the dense-media separation (DMS) plant. Four distinct kimberlite phases were identified in the mini-bulk sample core, which are described in Table 5. The DMS results generated an overall sample grade of 1.79 c/t and are summarized in Table 6.

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Table 5 – Kelvin Kimberlite Phases

Zone 1	Coherent pyroclastic kimberlite (PK)
Zone 2	Pyroclastic kimberlite with small (1-3cm) and medium (1-8cm) xenoliths
Zone 3	Pyroclastic kimberlite with rock flour and large (+10cm) xenoliths
Zone 4	Coherent transitional pyroclastic kimberlite

Table 6 – Kelvin 2014 Winter/Spring Diamond Recovery Results

Batch	Sample Weight (tonnes)	Number of Diamonds According to Sieve Size Fraction (mm)							Total	Carats	Sample Grade (c/t)
		+0.850 -	+1.180 -	+1.700 -	+2.360 -	+3.350 -	+4.750 -	+6.700 -
		1.180	1.700	2.360	3.350	4.750	6.700	9.500
Zone 1	6.12	70	133	71	23	1	0	0	298	18.13	2.96
Zone 2	5.60	45	95	43	9	2	1	0	195	11.91	2.13
Zone 3	9.20	44	60	18	10	1	0	0	133	7.76	0.84
Zone 4	4.05	32	54	15	7	1	0	0	109	6.32	1.56
Total*	24.97	200	347	149	49	5	1	0	751	44.64	1.79

*Includes DMS and recovery cleanup

Under the guidance of SRK, KDI has identified three main domains of kimberlite emplacement at the Kelvin kimberlite. The three domains are defined as A, B and C, with domain B further subdivided into a Bx sub-unit. Table 7 describes the kimberlite domains present in the Kelvin kimberlite. A 19 tonne mini-bulk sample was recovered during the summer/fall drilling program. Each of the defined domains was processed separately to document any variability in diamond size and grade per domain. Table 8 summarizes the diamond recovery results from the summer/fall mini-bulk sample. The summer/fall mini-bulk sample from the Kelvin North Lobe returned a grade of 2.59 carats per tonne.

Table 7 - Kelvin kimberlite zones

Zone	Kimberlite textural classification	Comments
A	Hypabyssal kimberlite with less common pyroclastic kimberlite
B1	Pyroclastic kimberlite	Less than 50% dilution
B2/3	Pyroclastic kimberlite	More than 50% dilution
C	Hypabyssal kimberlite and pyroclastic kimberlite

Table 8 – Kelvin 2014 Summer/Fall Diamond Recovery Results

Batch	Sample Weight (dry tonnes)	Number of Diamonds According to Sieve Size Fraction (mm)							Total Diamonds*	Carats*	Sample Grade (c/t) +0.85mm
		+0.850	+1.180 -	+1.700 -	+2.360 -	+3.350 -	+4.750 -	+6.700 -
		-1.180	1.700	2.360	3.350	4.750	6.700	9.500
Zone A	5.87	87	152	76	25	7	1	0	348	24.71	4.21
Zone B1	3.75	47	85	32	10	4	0	0	178	11.00	2.93
Zone B1(a)	1.67	12	28	14	4	2	0	0	60	5.16	3.09
Zone B2	1.90	11	18	3	1	0	0	0	33	1.15	0.61
Zone B3	2.62	2	13	4	1	0	0	0	20	0.97	0.37
Zone B3(a)	1.90	12	17	6	4	2	0	0	41	3.74	1.97
Zone C	1.17	5	24	4	3	0	0	0	36	1.97	1.68
TOTAL	18.88	177	339	140	48	15	1	0	720	48.84	2.59

*Includes DMS recovery cleanup

In addition to the mini-bulk sample results, 3.77 tonnes of kimberlite from the summer/fall drilling was processed by caustic fusion at the SRC and 1.23 tonnes was processed by caustic fusion at the Rio Tinto diamond laboratory in Thunder Bay, Ontario. Table 9 summarizes these caustic fusion results. A 1.83 tonne sample from the southern portion of the Kelvin North Lobe and a 47.62 kilogram sample from the Kelvin Sheet was also processed by caustic fusion at SRC, with results summarized in Tables 10 and 11.

In 2014, approximately 27,200 meters of drilling was completed at the Kelvin and Faraday kimberlites, resulting in the recovery of approximately 55 tonnes of kimberlite.

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Table 9 – Kelvin 2014 Summer/Fall Diamond Recovery Results

Sample Weight (dry tonnes)	Number and Weight of Diamonds According to Sieve Size Fraction (mm)												*Total Diamonds
	+0.106	+0.150	+0.212	+0.300	+0.425	+0.600	+0.850	+1.180	+1.700	+2.360	+3.350	+4.750
	-0.150	-0.212	-0.300	-0.425	-0.600	-0.850	-1.180	-1.700	-2.360	-3.350	-4.750
5.001	4,556	3,176	2,041	1,257	772	462	218	105	35	7	4	0	12,633

*Total weight of recovered diamonds greater than 0.85mm: 12.85 carats

*Sample grade of diamonds greater than 0.85mm: 2.57 carats per tonne

Table 10 – Kelvin South Lobe 2014 Caustic Fusion Diamond Recovery Results

Sample Weight (dry tonnes)	Number and Weight of Diamonds According to Sieve Size Fraction (mm)												*Total diamonds
	+0.106	+0.150	+0.212	+0.300	+0.425	+0.600	+0.850	+1.180	+1.700	+2.360	+3.350	+4.750
	-0.150	-0.212	-0.300	-0.425	-0.600	-0.850	-1.180	-1.700	-2.360	-3.350	-4.750
1.8376	1,679	1,150	693	425	235	121	72	35	15	3	2	1	4,431

*Total weight of recovered diamonds greater than 0.85mm: 6.68 carats

*Sample grade of diamonds greater than 0.85mm: 3.64 carats per tonne

Table 11 – Kelvin Sheet 2014 Caustic Fusion Diamond Recovery Results

Sample Weight (dry kilograms)	Number and Weight of Diamonds According to Sieve Size Fraction (mm)												*Total diamonds
	+0.10	+0.150	+0.212	+0.300	+0.425	+0.600	+0.850	+1.180	+1.700	+2.360	+3.350	+4.750
	6 -	-0.212	-0.300	-0.425	-0.600	-0.850	-1.180	-1.700	-2.360	-3.350	-4.750
	0.150
47.62	53	46	25	15	5	2	3	1	2	0	0	0	152

*Total weight of recovered diamonds greater than 0.85mm: 0.28 carats

*Sample grade of diamonds greater than 0.85mm: 5.95 carats per tonne

2015 Exploration Program

The 2015 drilling program confirmed the continuity of the Kelvin kimberlite beyond the current geological model. A winter core drilling program recovered 2.7 tonnes of kimberlite from the Kelvin North Lobe. This material was processed by caustic fusion analysis at the SRC and returned a sample grade of 2.74 carats per tonne for diamonds greater than 0.85mm. The spring drilling program recovered two samples from Kelvin for caustic fusion analysis at the SRC; A 2.42 tonne sample from the Kelvin North Lobe returned a sample grade of 2.60 carats per tonne, and 2.67 tonnes of kimberlite returned a sample grade of 3.40 carats per tonne for diamonds greater than 0.85mm. In summer, 0.93 tonnes of kimberlite from the Kelvin North Lobe returned a sample grade of 3.55 carats per tonne for diamonds greater than 0.85mm. Table 12 below summarizes the 2015 caustic fusion diamond recovery results from the Kelvin North Lobe summer drill program.

Table 12 – Kelvin North Lobe 2015 Caustic Fusion Diamond Recovery Results

Winter Results

Sample Weight (dry tonnes)	Number and Weight of Diamonds According to Sieve Size Fraction (mm)												Total diamonds
	+0.106	+0.150	+0.212	+0.300	+0.425	+0.600	+0.850	+1.180	+1.700	+2.360	+3.350	+4.750
	-0.150	-0.212	-0.300	-0.425	-0.600	-0.850	-1.180	-1.700	-2.360	-3.350	-4.750
2.6874	3,312	2,098	1,208	751	435	245	133	53	21	9	1	0	8,266

*Total weight of recovered diamonds greater than 0.85mm: 7.37 carats

*Sample grade of diamonds greater than 0.85mm: 2.74 carats per tonne

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Spring Results

Sample Weight (dry tonnes)	Number and Weight of Diamonds According to Sieve Size Fraction (mm)												*Total diamonds
	+0.106	+0.150	+0.212	+0.300	+0.425	+0.600	+0.850	+1.180	+1.700	+2.360	+3.350	+4.750
	-0.150	-0.212	-0.300	-0.425	-0.600	-0.850	-1.180	-1.700	-2.360	-3.350	-4.750
2.416	2,438	1,632	1,034	639	397	209	113	53	24	6	0	0	6,455

*Total weight of recovered diamonds greater than 0.85mm: 6.29 carats

*Sample grade of diamonds greater than 0.85mm: 2.60 carats per tonne

Sample Weight (dry tonnes)	Number and Weight of Diamonds According to Sieve Size Fraction (mm)												*Total diamonds
	+0.106	+0.150	+0.212	+0.300	+0.425	+0.600	+0.850	+1.180	+1.700	+2.360	+3.350	+4.750
	-0.150	-0.212	-0.300	-0.425	-0.600	-0.850	-1.180	-1.700	-2.360	-3.350	-4.750
2.674	2,608	1,811	1,096	719	421	259	125	53	21	8	3	0	7,124

*Total weight of recovered diamonds greater than 0.85mm: 9.10 carats

*Sample grade of diamonds greater than 0.85mm: 3.40 carats per tonne

Summer Results

Sample Weight (dry tonnes)	Number and Weight of Diamonds According to Sieve Size Fraction (mm)												*Total diamonds
	+0.106	+0.150	+0.212	+0.300	+0.425	+0.600	+0.850	+1.180	+1.700	+2.360	+3.350	+4.750
	-0.150	-0.212	-0.300	-0.425	-0.600	-0.850	-1.180	-1.700	-2.360	-3.350	-4.750
0.926	1,375	927	568	363	181	110	56	29	1	1	1	0	7,124

*Total weight of recovered diamonds greater than 0.85mm: 3.29 carats

*Sample grade of diamonds greater than 0.85mm: 3.55 carats per tonne

Drilling in 2015 returned a 0.93 tonne sample of kimberlite from the Southeast Lobe of Faraday 2. This material was processed by caustic fusion analysis and returned a sample grade of 1.93 carats per tonne for diamonds greater than 0.85mm. Table 13 summarizes the caustic fusion diamond recovery for the Faraday 2 Southeast Lobe.

Table 13 – Faraday 2 Southeast Lobe 2015 Spring Caustic Fusion Diamond Recovery Results

Sample Weight (dry tonnes)	Number and Weight of Diamonds According to Sieve Size Fraction (mm)												Total diamonds
	+0.106	+0.150	+0.212	+0.300	+0.425	+0.600	+0.850	+1.180	+1.700	+2.360	+3.350	+4.750
	-0.150	-0.212	-0.300	-0.425	-0.600	-0.850	-1.180	-1.700	-2.360	-3.350	-4.750
0.9337	1,275	872	488	283	179	99	48	16	3	3	0	0	3,266

*Total weight of recovered diamonds greater than 0.85mm: 1.81 carats

*Sample grade of diamonds greater than 0.85mm: 1.93 carats per tonne

In 2015, a 443 tonne bulk sample recovered by large-diameter reverse circulation drilling at the southeast lobe of the Kelvin kimberlite was processed by dense-media separation at SRC. Table 14 summarizes the dense media separation (DMS) diamond recovery results from the southeast lobe of the Kelvin kimberlite. A total of 35 diamonds larger than 1 carat were recovered from the bulk sample.

Table 14 – Kelvin 2015 Bulk Sample Diamond Recovery Results

Batch	Sample Weight (tonnes)	Number of Diamonds According to Sieve Size Fraction (mm)							Total Diamonds	Carats	Sample Grade (c/t) +0.85mm
		+0.850 -	+1.180 -	+1.700 -	+2.360 -	+3.350 -	+4.750 -	+6.700 -
		1.180	1.700	2.360	3.350	4.750	6.700	9.500
Zone A	143.35	2,307	3,563	1,350	373	78	8	-	7,679	409.21	2.85
Zone B	119.13	1,357	2,496	925	254	50	10	1	5,093	292.83	2.46
Zone Bx	143.04	623	1,095	315	106	27	1	-	2,167	117.39	0.82
Zone C	37.02	362	639	234	60	10	3	-	1,308	73.43	1.98
TOTAL	442.54	4,649	7,793	2,824	793	165	22	1	16,247	892.86	2.02

The five largest diamonds recovered from the Kelvin bulk sample were described by the SRC as:

•	4.22 carat white/colorless, transparent macle with no inclusions;
•	3.95 carat brown, transparent aggregate with inclusions;
•	2.79 carat light brown, transparent aggregate with minor inclusions;
•	2.63 carat white/colorless, transparent octahedral with inclusions; and

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•	2.59 carat white/colorless, transparent dodecahedron with no inclusions.

A preliminary valuation of diamonds recovered from the 443 tonne bulk Kelvin kimberlite was obtained from WWW International Diamond Consultants (“WWW”) in Antwerp. Four separate diamond parcels represented Zone (Domain) A (442.82 carats), Domain B (447.05 carats), Domain C (80.44 carats) and a small mixed parcel (16.79 carats). An average modeled price of US$56 per carat was obtained for Domain A and US$70 per carat for Domain B. The parcel from Domain C was too small to create modeled values, so an average price of US$123 per carat was reported. While only 88 diamonds greater than 0.66 carats per stone were present in the combined parcel many good colour white gem stones were present, especially in the C sample, with five of the eight stones being good colour and gem quality. The three highest value diamonds are a 4.22 carat diamond from Domain B valued at US$1,603 per carat, a 2.58 carat diamond from Domain C valued at US$1,366 per carat, and a 2.38 carat diamond also from Domain C valued at US$1,196 per carat.

High resolution ground geophysical surveying continued at the Kelvin-Faraday corridor and at both the MZ and Doyle sills using gravity and ohmmapper.

2016 Exploration Program

Exploration in 2016 included caustic fusion diamond recovery results for Faraday 1 and Faraday 2. Samples of 6.42 tonnes of Faraday 2 collected in 2015 and 1.53 tonnes collected in 2016 each returned sample grades of 3.04 and 4.48 carats per tonne, respectively. Results for Faraday 2 are summarized in Table 15 and 16 and were released in Q1 2016.

Table 15 – Faraday 2 2016 Caustic Fusion Results from 2015 Drilling

Sample Weight (dry tonnes)	Number and Weight of Diamonds According to Sieve Size Fraction (mm)												Total	Carats
	+0.106	+0.150	+0.212	+0.300	+0.425	+0.600	+0.850	+1.180	+1.700	+2.360	+3.350	+3.350
	-0.150	-0.212	-0.300	-0.425	-0.600	-0.850	-1.180	-1.700	-2.360	-3.350	-4.750	-4.750
6.428	5,689	3,670	2,192	1,320	831	679	290	125	40	23	4	0	14,863	19.53

*Sample grade of diamonds greater than 0.85mm: 3.04 carats per tonne

Table 16 – Faraday 2 2016 Caustic Fusion Results from 2016 Drilling

Sample Weight (dry tonnes)	Number and Weight of Diamonds According to Sieve Size Fraction (mm)												Total Diamonds	Carats (+0.85mm)
	+0.106	+0.150	+0.212	+0.300	+0.425	+0.600	+0.850	+1.180	+1.700	+2.360	+3.350	+3.350
	-0.150	-0.212	-0.300	-0.425	-0.600	-0.850	-1.180	-1.700	-2.360	-3.350	-4.750	-4.750
1.53	2,064	1,353	794	492	241	159	72	33	9	9	2	0	5,228	6.85

*Sample grade of diamonds greater than 0.85mm: 4.48 carats per tonne

Caustic fusion diamond recovery results for Faraday 1 include 0.225 tonnes of kimberlite that was collected in 2015, and 0.518 tonnes collected in 2016, each returning sample grades of 3.07 and 4.65 carats per tonne, respectively. Results for Faraday 1 are summarized in Table 17 and 18 below.

Table 17 – Faraday 1 2016 Caustic Fusion Results from 2015 Drilling

Sample Weight (dry tonnes)	Number and Weight of Diamonds According to Sieve Size Fraction (mm)												Total Diamonds	Carats (+0.85mm)
	+0.106	+0.150	+0.212	+0.300	+0.425	+0.600	+0.850	+1.180	+1.700	+2.360	+3.350	+3.350
	-0.150	-0.212	-0.300	-0.425	-0.600	-0.850	-1.180	-1.700	-2.360	-3.350	-4.750	-4.750
0.518	741	491	257	162	84	41	29	13	3	0	0	1	1,822	2.41
*Sample grade of diamonds greater than 0.85mm: 4.65 carats per tonne

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Table 18 – Faraday 1 2016 Caustic Fusion Results from 2016 Drilling

Sample Weight (dry tonnes)	Number and Weight of Diamonds According to Sieve Size Fraction (mm)												Total Diamonds	Carats (+0.85mm)
	+0.106	+0.150	+0.212	+0.300	+0.425	+0.600	+0.850	+1.180	+1.700	+2.360	+3.350	+3.350
	-0.150	-0.212	-0.300	-0.425	-0.600	-0.850	-1.180	-1.700	-2.360	-3.350	-4.750	-4.750
0.225	368	239	119	67	41	21	12	8	2	0	0	0	877	0.6921

*Sample grade of diamonds greater than 0.85mm: 3.07 carats per tonne

Following on positive results from the 2015 program at Kelvin South, a second bulk sampling program was initiated at Kelvin North on February 18th and was completed by April 24th, 2016. Thirty-two large diameter reverse circulation drill holes (29 holes on the North Limb and 3 holes on the South Limb) recovered a total of 612.0 tonnes of kimberlite, which significantly surpassed the target recovery of 500 tonnes. In the same program, two large diameter RC holes were drilled on the Faraday 2 kimberlite to obtain a mini-bulk sample, with a total of 21.1 tonnes of kimberlite recovered.

The kimberlite recovered during the winter 2016 large diameter drilling program was processed for diamonds using dense media separation (‘DMS’) technology located at the Geoanalytical Laboratories Diamond Services of the Saskatchewan Research Council (‘SRC’), which is accredited to the ISO/IEC 17025 standard by the Standards Council of Canada as a testing laboratory for diamond analysis.

In July 2016, the Company announced that the Faraday 2 mini-bulk sample produced a total of 56.64 carats of diamonds (+0.85mm) for a sample grade of 2.69 carats per tonne. Core logging and geological modeling for Faraday 2 identified four kimberlite domains (KIMB1-KIMB4), with KIMB1 being volumetrically dominant. The mini-bulk sample recovered only small amounts of some lithologies and as such, sample grades for each lithology could not be individually determined. Table 19 summarizes the diamond recovery results from the 2016 Faraday 2 mini-bulk sample.

Table 19 – Diamond Recovery Results from the Winter 2016 Faraday 2 Mini-bulk Sample

Kimberlite Lithology	Sample[1] Weight (dry tonnes)	Number of Diamonds per Square Mesh Sieve Division (mm)						Total Stones (+0.85mm)	Total Carats (+0.85mm)	Sample Grade* (ct/t)
		+0.850	+1.180	+1.700	+2.360	+3.350	+4.750
		-1.180	-1.700	-2.360	-3.350	-4.750	-6.700
KIMB1+2+3	16.7	245	328	117	48	12	1	751	47.34	2.84
KIMB4	4.40	20	54	20	6	4	0	104	9.27	2.10
Total[2]	21.1	266	383	137	54	16	1	857	56.64	2.69

Notes: 1 – Sample weight is calculated from drillhole diameter and kimberlite density measurements. 2 – includes one +1.18mm and one +0.85mm stone from the DMS circuit cleanup totaling 0.04 carats. * Sample grade of diamonds greater than 0.85mm: 2.69 carats per tonne. Rounding error may occur in the total carats and sample grade.

The three largest diamonds recovered from the Faraday 2 sample are described by the SRC as follows:

•	1.90 carat grey transparent aggregate with inclusions;
•	1.73 carat light brown, transparent broken aggregate with inclusions; and
•	1.52 carat grey transparent aggregate with inclusions.

In September 2016, the Company announced the diamond recovery results for the north limb of the Kelvin kimberlite. A total of 1,278 carats of diamonds (+0.85mm) were recovered from 612.0 tonnes for a sample grade of 2.9 carats per tonne. Forty-four diamonds of one carat or greater were recovered with the largest stone a 3.43 carat white/colourless transparent octahedral twin with no inclusions.

Under the guidance of SRK Consulting (Vancouver, B.C.), three broadly-defined domains of kimberlite labeled A, B and C have been identified at the Kelvin kimberlite, with domain B further subdivided into a sub-unit Bx. The thickness of each domain varies along the length of the body, and so each domain was processed separately in order to document diamond grade and size variability within each domain. Table 20 summarizes the diamond recovery results from the 2016 Kelvin north limb bulk sample.

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Table 20 – Kelvin North 2016 Bulk Sample Diamond Recovery Results

Kimberlite Lithology	Sample[1] Weight (tonnes)	Number of Diamonds per Square Mesh Sieve Division (mm)						Total Stones (+0.85mm)	Total Carats (+0.85mm)	Sample Grade[2] (ct/t)
		+0.850	+1.180	+1.700	+2.360	+3.350	+4.750
		-1.180	-1.700	-2.360	-3.350	-4.750	-6.700
Zone A	184.2	4,929	5,004	1,672	463	65	8	12,141	529.00	2.87
Zone B	200.2	3,100	4,269	1,549	465	91	15	9,489	514.46	2.57
Zone Bx	183.5	1,080	1,310	463	149	22	2	3,026	155.03	0.84
Zone C	44.0	511	688	248	63	15	2	1,527	79.82	1.81
Total[2]	612.0	9,620	11,271	3,932	1,140	193	27	26,183	1,278.31	2.09

Notes: 1 – Sample weight is calculated from drillhole calliper and kimberlite bulk density measurements. 2 – Excludes 10.46 carats of diamonds recovered from mixed country rock and country rock breccia intersections external to the Kelvin body, and from DMS plant clean-up. Some rounding error may occur in the total carats and sample grade.

The five largest diamonds recovered from the Kelvin bulk sample are described by the SRC as:

•	3.43 carat white/colourless transparent octahedral twin with no inclusions;
•	3.23 carat grey, translucent irregular shape with inclusions;
•	2.84 carat white/colourless, transparent octahedron with no inclusions;
•	2.57 carat white/colourless, transparent broken irregular shape with no inclusions;
•	2.14 carat off-white, transparent tetrahexahedron with no inclusions.

Kennady Diamonds retained the services of WWW International Diamond Consultants (Antwerp, Belgium) to provide an independent valuation as well as size frequency distribution and revenue models for the 2016 Kelvin bulk sample. The diamonds from the 2015 bulk sample also underwent revaluation and the combined result for 2,262.43 carats (+0.85mm) produced a value of US$52 per carat.

In December 2016, the culmination of logging, petrography and geological modelling was combined with the diamond grade and valuation results to allow declaration of a maiden resource estimate for the Kelvin kimberlite. An Indicated Mineral Resource of 13.62 million carats of diamonds is contained in 8.50 million tonnes of kimberlite, with an overall grade of 1.60 carats per tonne and an average value of US$63 per carat using a bottom cutoff size of 1 mm. The resource was determined through the collective efforts of Aurora Geosciences Ltd., Mineral Services Canada Inc., SRK Consulting Inc., and JDS Energy & Mining Inc., who were all engaged by the Company to participate in the exercise. A NI 43-101 report describing the resource is available on SEDAR at www.sedar.com.

In January 2017, the Company announced caustic fusion diamond recovery results for the Faraday 3 kimberlite. A total of 3.03 tonnes of kimberlite recovered by core drilling at Faraday 3 in 2016, returned 6.61 carats of diamonds larger than 0.85 mm for a sample grade of 2.18 carats per tonne. Results from Faraday 3 are summarized in Table 21.

Table 21 – Faraday 3 Caustic Fusion Results from 2016 Drilling

Sample Weight (dry tonnes)	Number and Weight of Diamonds According to Sieve Size Fraction (mm)											Total diamonds	Total Carats (+0.85mm)
	+0.106	+0.150	+0.212	+0.300	+0.425	+0.600	+0.850	+1.180	+1.700	+2.360	+3.350
	-0.150	-0.212	-0.300	-0.425	-0.600	-0.850	-1.180	-1.700	-2.360	-3.350	-4.750
3.0289	2,406	1,631	925	559	294	154	80	43	20	8	2	6,122	6.61

*Sample grade of diamonds greater than 0.85mm: 2.18 carats per tonne

In January 2017, the Company also announced diamond recovery results from 2016 drilling on the Faraday 1 and 2 kimberlites. At Faraday 1, a total of 2.70 carats of diamonds larger than 0.85 mm were recovered from 0.86 tonnes of kimberlite core for a sample grade of 3.14 carats per tonne. At Faraday 2, a total of 1.37 carats of diamonds larger than 0.85 mm were recovered from 0.43 tonnes of kimberlite core for a sample grade of 3.22 carats per tonne. Results from Faraday 1 and 2 are summarized in Table 22 and 23 below.

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Table 22 – Faraday 1 Caustic Fusion Results from 2016 Drilling

Sample Weight (dry tonnes)	Number and Weight of Diamonds According to Sieve Size Fraction (mm)										Total diamonds	Total Carats (+0.85mm)
	+0.106	+0.150	+0.212	+0.300	+0.425	+0.600	+0.850	+1.180	+1.700	+2.360
	-0.150	-0.212	-0.300	-0.425	-0.600	-0.850	-1.180	-1.700	-2.360	-3.350
0.8615	1,139	708	374	255	130	86	39	23	7	5	2,766	2.7043

*Sample grade of diamonds greater than 0.85mm: 3.14 carats per tonne.

Table 23 – Faraday 2 Caustic Fusion Results from 2016 Drilling

Sample Weight (dry tonnes)	Number and Weight of Diamonds According to Sieve Size Fraction (mm)									Total diamonds	Total Carats (+0.85mm)
	+0.106	+0.150	+0.212	+0.300	+0.425	+0.600	+0.850	+1.180	+1.700
	-0.150	-0.212	-0.300	-0.425	-0.600	-0.850	-1.180	-1.700	-2.360
0.4249	683	482	302	158	83	46	26	17	6	1,803	1.369

*Sample grade of diamonds greater than 0.85mm: 3.22 carats per tonne.

A total of 10,712 meters of exploration core drilling was completed during the 2016 winter/spring program and is summarized in Table 24. Both Faraday 1 and 3 have been drill confirmed to be over 200 meters in length, with late season drilling confirming that they coalesce near the shoreline of Faraday Lake, continue onto land, and are open to depth along strike. Based on the mini-bulk sample results, a single HQ pilot hole was drilled into Faraday 2 to guide future large diameter RC drilling.

Table 24 – Summary of Winter/Spring Exploration Diamond Drilling - 2016

	Faraday (F1)	Faraday (F2)	Faraday (F3)	Hobbes	Kelvin Pipe	Kelvin Sheet	Total
Number of Drill Holes	25	1	30	14	1	3	74
HQ Total (m)	251	139	323	0	0	0	713
HQ3 Total (m)	0	0	0	0	211	169	380
NQ Total (m)	3,830	0	4,504	1,136	0	149	9,619
HQ KIMB (m)	80	73	85	0	0	0	238
HQ3 KIMB (m)	0	0	0	0	79	6	86
NQ KIMB (m)	606	0	775	107	0	6	1,494
Total Drilled (m)	4,081	139	4,827	1,136	211	318	10,712
Total KIMB (m)	686	73	860	107	79	12	1,818

A total of 9,548 meters of exploration and delineation drilling was completed during the summer program using two helicopter portable core drill rigs from land-based setups. One rig primarily focused on the Faraday 1 and 3 kimberlite complex, and the second rig was focused on Faraday 2. Towards the end of the program, two infill delineation drill holes were completed on the Kelvin kimberlite to refine the kimberlite pipe shell in two specific areas of the geological model. A 97% success rate of intersecting kimberlite was achieved on the drill program, and the Faraday 1 - 3 complex and Faraday 2 kimberlite bodies were successfully traced from under Faraday Lake well onto the land. Drilling has demonstrated that the Faraday kimberlites are conceptually similar to the Kelvin kimberlite and are unconventional with respect to the traditional morphology of kimberlite pipes.

A series of longer kimberlite intercepts on Faraday 2 encountered during the latter stages of the program (e.g. 76.9 m; 50.3 m and 38.0 m) provides an indication that the kimberlite body may be expanding as it turns towards the North. This same behavior was observed when delineating Kelvin. All of the goals of the summer program were successfully achieved.

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A breakdown of drilling statistics for the summer program is summarized below in Table 25.

Table 25 – Summary of Summer Exploration Drilling - 2016

	Faraday (F2)	Faraday (F3)	Kelvin Pipe	Total
Number of Drill Holes	14	20	2	36
HQ Total (m)	3,394	592	772	4,758
NQ Total (m)	555	4234	0	4,789
HQ KIMB (m)	327	26	143	496
NQ KIMB (m)	53	223	0	276
Total Drilled (m)	3,949	4,827	772	9,548
Total KIMB (m)	380	249	143	772

High resolution geophysics continues to be a critical component of the Company’s exploration methodology to help delineate the unconventional kimberlite pipes within the Kelvin-Faraday corridor.

2017 Exploration Program

The Company completed a large diameter reverse circulation drilling program on the Faraday kimberlites during the first quarter of 2017. The aim of the program was to recover approximately 250 tonnes from each of Faraday 2 and 3, and obtain a small (~20 tonne) representative sample from Faraday 1.

Drilling was initiated January 20 and was completed on April 10. A total of 565 tonnes of kimberlite was recovered from 75 drill holes comprising a total of 8,030 meters of drilling. Key statistics for the program are summarized in Table 26 below.

Table 26: Summary Statistics for the 2017 Winter Program

Kimberlite	Holes	Metres	Tonnes
Faraday #2	29	3,471	262.6
Faraday #3	42	4,256	276.4
Faraday #1	4	303	26.4
Totals	75	8,030	565.4

Note: Tonnages reported are based on caliper survey logs of drillholes together with detailed density models.

The Faraday bulk samples were processed for diamonds at the SRC lab, which is accredited to the ISO/IEC 17025 standard by the Standards Council of Canada as a testing laboratory for diamond analysis. DMS processing commenced on March 27 and was completed on May 18 for Faraday 2 and June 15 for Faraday 3 and 1.

In May 2017, the Company announced that the Faraday 2 bulk sample produced a total of 737.6 carats of diamonds (+0.85mm) from 262.6 tonnes for a sample grade of 2.81 carats per tonne. The result is similar to the mini-bulk sample grade of 2.69 carats per tonne reported in 2016 (see previous section). In this latest result, 45 diamonds of one carat or greater were recovered of which 12 are described as white in color. The largest stone is a 4.72 carat white/colorless octahedron with minor inclusions. Table 27 below summarizes the diamond recovery results from the 2017 Faraday 2 bulk sample.

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Table 27 – Diamond recovery results from the winter 2017 Faraday 2 mini-bulk sample

Kimberlite	Sample Weight[1] (dry tonnes)	Number of Diamonds per Square Mesh Sieve Division (mm)							Total Stones (+0.85mm)	Total Carats (+0.85mm)	Sample Grade[2] (ct/t)
		+0.850	+1.180	+1.700	+2.360	+3.350	+4.750	+6.700
		-1.180	-1.700	-2.360	-3.350	-4.750	-6.700	-9.500
Faraday 2	262.6	5,406	6,011	2,036	708	124	22	3	14,310	737.6	2.81[3]

Notes: 1 – Sample weight is calculated from measured drillhole diameter and a model of kimberlite bulk density. 2 – Includes two stones from the +1.70mm, 21 stones from the +1.18mm and ten stones from +0.85mm size class recovered during DMS circuit cleanup and totaling 0.78 carats. 3 – Sample grade is for diamonds greater than 0.85mm square mesh. Rounding error may occur in the total carats and sample grade.

The four largest diamonds recovered from the Faraday 2 bulk sample are described by the SRC as:

•	4.72 carat white/colorless octahedron with minor inclusions
•	4.28 carat off-white transparent octahedron with noticeable inclusions;
•	3.45 carat brown transparent octahedron with noticeable inclusions;
•	2.69 carat white/colorless, transparent tetrahexahedroid with noticeable inclusions

In June 2017, the Company announced the results for the Faraday 3 and 1 kimberlites. The Faraday 3 bulk sample produced a total of 460.5 carats of diamonds (+0.85mm) from 276.4 tonnes for a sample grade of 1.67 carats per tonne. The largest stone recovered is a 7.78 carat white/colorless octahedral gem with no inclusions. A total of 26 diamonds of one carat or greater were recovered, of which nine are gem quality and seven are “near gem” quality. Since drilling was designed to sample the thickest parts of the pipe in order to maximize carats recovered for the purpose of resource definition, the sample grade reported here may not be representative of the grade of the entire kimberlite pipe. Table 28 below summarizes the diamond recovery results from the 2017 Faraday 3 bulk sample.

Table 28 – Diamond recovery results from the winter 2017 Faraday 3 bulk sample

Kimberlite	Sample Weight[1] (dry tonnes)	Number of Diamonds per Square Mesh Sieve Division (mm)							Total Stones (+0.85mm)	Total Carats (+0.85mm)	Sample Grade[2] (ct/t)
		+0.850	+1.180	+1.700	+2.360	+3.350	+4.750	+6.700
		-1.180	-1.700	-2.360	-3.350	-4.750	-6.700	-9.500
Faraday 3	276.4	2,417	3,284	1,245	449	110	10	4	7,519	460.5	1.67[3]

Notes: 1 – Sample weight is calculated from measured drillhole diameter and a model of kimberlite bulk density. 2 – Includes two stones in the +1.70mm, one in the +1.18mm, and eight from +0.85mm size class recovered during DMS circuit cleanup and totaling 0.39 carats. 3 – Sample grade is for diamonds greater than 0.85mm square mesh. Rounding error may occur in the total carats and sample grade.

The five largest diamonds recovered from the Faraday 3 bulk sample are described by the SRC as:

•	7.78 carat white/colorless octahedron with no inclusions
•	4.02 carat white/colorless octahedron with minor inclusions;
•	3.41 carat off-white octahedron with minor inclusions;
•	3.38 carat off-white octahedron with noticeable inclusions
•	3.08 carat off-white octahedron with no inclusions.

The Faraday 1 kimberlite returned a total of 76.8 carats of diamonds (+0.85mm) from 26.37 tonnes for a sample grade of 2.91 carats per tonne. The largest stone recovered is a 3.21 carat white/colorless tetrahexahedron. A total of eight diamonds of one carat or greater were recovered. Table 29 below summarizes the diamond recovery results from the 2017 Faraday 1 bulk sample.

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Table 29 – Diamond recovery results from the winter 2017 Faraday 1 mini-bulk sample

Kimberlite	Sample								Total	Total	Sample
	Weight[1]	Number of Diamonds per Square Mesh Sieve Division (mm)							Stones	Carats	Grade[2]
	(dry								(+0.85mm)	(+0.85mm)	(ct/t)
	tonnes)	+0.850	+1.180	+1.700	+2.360	+3.350	+4.750	+6.700
		-1.180	-1.700	-2.360	-3.350	-4.750	-6.700	-9.500
Faraday 1	26.37	442	478	172	65	20	7	0	1,184	76.8	2.91[3]

Notes: 1 – Sample weight is calculated from measured drillhole diameter and a model of kimberlite bulk density. 2 – Includes one stone from the +0.85mm size class recovered during DMS circuit cleanup and totaling 0.014 carats. 3 – Sample grade is for diamonds greater than 0.85mm square mesh. Rounding error may occur in the total carats and sample grade.

The five largest diamonds recovered from the Faraday 1 bulk sample are described by the SRC as:

•	3.21 carat white/colorless tetrahexahedron with noticeable inclusions
•	2.35 carat off white translucent octahedron with no inclusions;
•	2.31 carat off white transparent octahedron with no inclusions;
•	1.94 carat brown transparent octahedral twin with noticeable inclusions;
•	1.64 carat white/colorless tetrahexahedron with no inclusions.

Of particular significance is the recovery of a 7.78 carat white/colorless octahedral gem from Faraday 3, the largest diamond recovered on the project to date. Another notable highlight is that the Faraday diamonds appear to show superior quality to the Kelvin diamonds in respect to all value parameters, including colour, size distribution and shape.

WWW International Diamond Consultants (WWW) was retained to provide an independent valuation of the Faraday bulk sample diamonds together with size frequency distribution and revenue models. They reported a collective average value of US$109 per carat for the 1,259 carats (+0.85mm) recovered. Summary results are presented in Table 30 below.

Table 30: Summary of the Faraday Diamond Valuations (0.85 mm bottom cutoff)

Zone	Parcel Size (carats)[1]	Parcel Value[2] (US$)	Average Price[2]
			(US$/carat)
Faraday 1	76.04	$10,974	$144
Faraday 2	726.47	$54,124	$75
Faraday 3	456.65	$72,738	$159
TOTAL[3]	1,259.16	$137,835	$109

Notes: 1 – Only diamonds greater than +1 DTC sieve size are reported. 2 – Based on WWW price book as at July 31, 2017. 3 – Some rounding error may occur in the values reported.

The five highest value diamonds on a dollar per carat basis from the Faraday bulk samples include:

1.	7.78 carat sawable octahedron from Faraday 3 valued at US$2,967 per carat
2.	4.02 carat sawable octahedron from Faraday 3 valued at US$2,526 per carat
3.	3.08 carat sawable octahedron from Faraday 3 valued at US$1,966 per carat
4.	4.72 carat sawable octahedron from Faraday 2 valued at US$1,667 per carat
5.	2.37 carat sawable diamond from Faraday 2 valued at US$1,502 per carat

The valuation results for Faraday 2 and 3 consist of two sub-parcels from each body. The sub-parcels represent broadly-defined geological divisions that may have importance as the bodies are advanced to resource status. WWW determined market values of US$60 and US$83 per carat for the Faraday 2 sub-parcels that were 456.76 carats and 269.71 carats respectively, and US$184 and US$124 per carat for two Faraday 3 parcels of 268.45 and

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188.20 carats respectively. The relevance of these geological divisions will be assessed as the Company advances the Faraday bodies.

Based on sample weight and diamond size frequency distributions, modeled values were produced for the five individual samples and then for each of the three kimberlites. For the Faraday 2 kimberlite, WWW recommends using a modelled average price of $73 per carat with a ‘low’ value of $56 per carat and a ‘high’ value of $100 per carat. For the Faraday 3 kimberlite, WWW recommends using a modelled average price of $87 per carat with a ‘low’ value of $65 per carat and a ‘high’ value of $125 per carat, while for the Faraday 1 kimberlite, WWW recommends using a modeled average price of $164 per carat with a ‘low’ value of $108 per carat and a ‘high’ value of $267 per carat. In their report, WWW noted: “Given the combined sample weight of only 1,259 carats, with the largest sample of just 457 carats and the smallest of 76 carats, there is a high degree of uncertainty in the models.”

A comprehensive review of geological, microdiamond, bulk sampling, and valuation results allowed for the declaration of a maiden Mineral Resource estimate for the Faraday kimberlites on October 3, 2017. An Inferred Mineral Resource of 5.02 million carats of diamonds is contained in 3.27 million tonnes of kimberlite, with an overall grade of 1.54 carats per tonne and an average value of US$98 per carat. The resource was calculated with a 1mm diamond bottom cutoff size, which is considered a reasonable cutoff for a commercial mining scenario. The resource was determined through the collective efforts of Aurora Geosciences Ltd., Mineral Services Canada Inc., and SRK Consulting Inc., who were engaged by the Company to participate in the exercise. The Faraday Inferred Mineral Resource is provided in Table 31.

Table 31: Inferred Mineral Resource Estimate for the Faraday Kimberlites

Kimberlite	Tonnes[1] (million tonnes)	Grade[2] (carats per tonne)	Carats (million carats)	Value[3] (US $/carat)
Faraday 2	1.39	2.24	3.13	112
Faraday 3	1.87	1.01	1.90	75
Total Inferred	3.27	1.54	5.02	98

Notes: 1 - The estimates encompass the entire bodies as defined by the current geological models, extending from the base of overburden (~390 masl) in the south-east to similar depths of approximately 160 masl.; 2 - grades are expressed as recoverable diamonds above 1 mm bottom cut-off.; 3 base- average value is derived by applying a base case value distribution model (as determined by WWW during the valuation of Faraday diamonds reported in News Release dated 8 August 2017) to models of recoverable (+1 mm) diamond size frequency distribution for each geological domain”. Some rounding error may occur in the values reported.

The volume, tonnes, grade and average diamond value for the Faraday 1 kimberlite and for two minor domains of Faraday 2 were not sufficiently well constrained by available data to define Mineral Resources. These deposits are therefore defined as Target for Further Exploration (TFFE) and estimates of the potential ranges of volume, tonnes and grade (where possible) contained within these bodies are provided in Table 32 below.

Table 32: Target for Further Exploration Estimates within Faraday 1 and Faraday 2

Kimberlite	Volume (Mm3)		Tonnes (Mt)		Grade (+1mm cpt)
	Low	High	Low	High	Low	High
Faraday 1	0.2	0.50	0.6	1.2	1.5	3.7
Faraday 2	0.01	0.02	0.01	0.04	--	--

Mm3 = million cubic metres, Mt = million tonnes, cpt = recoverable (+1 mm) carats per tonne, Mct = million carats

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The estimate of TFFE is conceptual in nature as there has been insufficient exploration to define a Mineral Resource and it is uncertain if future exploration will result in the estimate being delineated as a Mineral Resource.

A updated NI 43-101 report describing the Faraday resource will be filed on SEDAR during Q4.

The Company completed a summer exploration program comprising nine HQ diameter drill holes totaling 2,766 meters and a ground geophysical program covering key target areas on leases acquired from GGL Resources Corp. in August 2016. The program commenced on July 4, 2017 and was completed on September 11, 2017 with drilling focused on further delineating the Faraday kimberlites. A single geotechnical hole was also drilled adjacent to the Kelvin kimberlite for the purpose of collecting the remaining geotechnical data required to complete a pre-feasibility study of the Kelvin kimberlite. The drilling was successful in extending the Faraday 2 kimberlite by a further 150 metres along strike, bringing the total strike length of the kimberlite to approximately 600 metres. In addition, drilling on Faraday 1 and 3 established that the two pipes coalesce at the northwestern tip of Faraday 1. As a consequence, Faraday 1 and 3 are now considered to be a single kimberlite body termed “Faraday 1-3”.

A breakdown of drilling statistics for the summer program is summarized below in Table 33.

Table 33 – Summary of Summer Exploration Drilling - 2017

	Faraday (F2)	Faraday (F1-3)	Kelvin	Total
Number of Drill Holes	6	2	1	9
HQ Total (m)	1917	554	295	2,766
HQ KIMB (m)	287.7	23.14	31.64	334.29

OUTLOOK

Drilling, sampling and modeling over the past five years have provided the data required for the Company to prepare an indicated resource statement for the Kelvin kimberlite and an inferred resource statement for the Faraday kimberlites. The Kelvin resource was published on January, 26, 2017 in an NI 43-101 Technical Report that is available at www.SEDAR.com. An updated NI 43-101 Technical Report describing the Faraday inferred resource is currently being prepared and will be published during Q4.

The Company is very encouraged with its success at the Kelvin-Faraday corridor and anticipates discovering additional unconventional pipe-like bodies. Numerous high priority targets have been identified in close proximity to the Kelvin and Faraday kimberlites, as well as in the Blob Lake area located southwest of the Gahcho Kué mine.

Exploration drilling will continue to test new kimberlite targets across the Kennady North property in the 2018 winter season. It is also anticipated that delineation drilling on the Faraday bodies will be reactivated during the upcoming winter season.

FINANCIAL REVIEW

For the three and nine months ended September 30, 2017 compared to the three and nine months ended September 30, 2016

For the three and nine months ended September 30, 2017, the Company recorded a net loss of $2,452,488 or $0.05 loss per share and $18,639,726 or $0.38 loss per share compared to a net loss of $6,353,166 or $0.13 loss per share and $30,951,075 or $0.66 loss per share for the same period in 2016. For the nine months ended September 30, 2017, the decrease was mainly as a result of $17,855,176 being spent on exploration and evaluation expenses compared to $29,182,492 being spent for the same period in 2016. During 2017, less drilling and bulk samples were

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undertaken resulting in the decrease. A notable decrease was share-based payment expense, which decreased from $1,313,429 in 2016 to $798,747 in 2017.

Quarterly financial information for the past 8 quarters is shown in Table 1.

SUMMARY OF QUARTERLY RESULTS

Table 1 Quarterly- Financial Data
		Three months ended
	September 30	June 30	March 31	December 31
Unaudited	2017	2017	2017	2016
	$	$	$	$
Earnings and Cash Flow
Interest and other income	754,342	111,733	11,772	21,576
Expenses	(3,206,470)	(3,800,014)	(12,510,016)	(3,235,461)
Net loss for period	(2,452,488)	(3,688,638)	(12,498,600)	(3,214,199)
Cash flow from operations	(2,691,329)	(8,519,936)	(7,537,782)	(4,465,487)
Basic and diluted loss per share	(0.05)	(0.08)	(0.26)	(0.07)
Investing activities	9,060	7,637	56,772	21,576
Financing activities	30,750	11,983,150	408,000	70,250
Balance Sheet
Total assets	4,784,186	7,798,012	4,461,200	11,223,967

		Three months ended
	September 30	June 30	March 31	December 31
Unaudited	2016	2016	2016	2015
	$	$	$	$
Earnings and Cash Flow
Interest and other income	33,406	50,754	415,409	851,045
Expenses	(6,386,276)	(9,996,750)	(15,066,719)	(4,478,961)
Net loss for period	(6,353,166)	(9,946,298)	(14,651,611)	(3,628,290)
Cash flow from operations	(5,423,137)	(12,392,022)	(10,905,192)	(6,364,802)
Basic and diluted loss per share	(0.13)	(0.21)	(0.31)	(0.08)
Investing activities	(166,594)	50,754	79,661	116,190
Financing activities	44,450	176,000	127,000	33,080,623
Balance Sheet
Total assets	15,823,610	21,427,628	33,685,090	44,290,911

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COSTS AND EXPENSES

The costs and expenses for the three and nine months ended September 30, 2017 compared to the three and nine months ended September 30, 2016 are similar except for the following:

Exploration and evaluation expenses

Exploration and evaluation expenses for the three and nine months ended September 30, 2017 were $2,869,279 and $17,855,176 compared to $6,021,997 and $29,182,492 for the same period in 2016. The decrease in exploration and evaluation expenses is a result of a less extensive winter program on the Kennady North Project, compared to the same period in 2016.

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Lease payments	$9,865	$7,229	$26,699	$21,194
Aircraft support	500,097	795,493	691,568	2,173,948
Fuel	55,921	141,453	743,970	1,404,891
Geophysics	133,715	68,639	513,218	601,142
Drilling support	89,420	57,570	89,420	108,068
Exploration personnel and program support	449,330	896,260	2,344,016	3,790,505
Camp maintenance, supplies, mobilization, general costs	346,009	630,595	2,361,902	3,918,075
Site & logistical support	189,574	448,877	3,535,651	5,381,738
Environmental	46,414	7,151	62,444	79,918
Professional geological services	164,681	364,593	322,191	718,708
Drilling	750,211	1,507,933	6,167,750	8,920,868
Technical consultant	12,138	122,648	106,668	174,159
Laboratory analysis	-	731,602	708,766	1,368,736
Diamond valuation	118,802	17,776	118,802	27,776
Permitting	2,932	73,120	25,005	128,022
Preliminary economic assessment	170	151,058	37,106	364,744
	$2,869,279	$6,021,997	$17,855,176	$29,182,492

Consulting fees and payroll

Consulting fees and payroll expenses for the three and nine months ended September 30, 2017 were $104,958 and $361,704 compared to $109,884 and $539,882 for the same period in 2016. Although the consulting and payroll was consistent for the three months ended September 30, 2016, the nine months ended September 30, 2016 was higher due to the prior President and CEO having higher compensation than the current President and CEO’s compensation for the same period during 2017.

Share-based payment expense

Share-based payment expense for the three and nine months ended September 30, 2017 were $81,640 and $798,747 compared to $126,100 and $1,313,429 for the same period in 2016. During the three and nine months ended September 30, 2017, 224,999 restricted share units were granted at a fair value of $3.55 per unit were granted compared to 590,000 options granted for the same period in 2016. Restricted share units vested 50% in February and 50% in August 2017.

Interest income

Interest income for the three and nine months ended September 30, 2017 were $9,060 and $28,469 compared to $33,406 and $163,821 for the same period in 2016. The decrease over the same period in 2016 is mainly due to the significantly lower average cash balance during the period.

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Other income

Other income for the three and nine months ended September 30, 2017 were $745,282 and $849,378 compared to $nil and $335,748 for the same period in 2016. In 2017, exploration expenditures were renounced relating to the flow-through common shares from the May 2017 private placement. In 2016, exploration expenditures were renounced relating to the flow-through common shares from the September and October 2015 private placements.

INCOME AND RESOURCE TAXES

The Company is subject to mining and income taxes in Canada with the statutory income tax rate at 26.50%.

No deferred tax asset has been recorded financial statements as a result of the uncertainty associated with the ultimate realization of these tax assets.

The Company is subject to assessment by Canadian authorities, which may interpret tax legislation in a manner different from the Company. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise the Company makes provision for such items based on management’s best estimate of the final outcome of these matters.

FINANCIAL POSITION AND LIQUIDITY

Operating activities

Cash used in operating activities for nine months ended September 30, 2017 was $18,749,047 compared with $28,720,351 for the comparative period in 2016. This is mainly a result of decreased exploration and evaluation activities in 2017.

Investing activities

Investing activities for the nine months ended September 30, 2017 amounted to $73,469 compared to ($36,179) for the comparative period in 2016. During the period ended September 30, 2017, $45,000 was received as a reclamation deposit refund. Interest income of $28,469 was received in the nine months ended September 30, 2017 compared to $163,821 for the same period in 2016.

Financing activities

Financing activities for the nine months ended September 30, 2017 amounted to $12,421,900 compared to $347,450 for the comparative period in 2016. During the nine months ended September 30, 2017, 490,000 options were exercised for gross proceeds of $775,300, compared to 250,000 options for gross proceeds of $347,450 for the comparative period in 2016.

On May 17, 2017, the Company closed a private placement and issued 1,629,835 non-flow through shares at $3.25 per common share for gross proceeds of $5,296,964 and issued 1,538,461 flow-through shares at $4.38 per common share for gross proceeds of $6,738,459. Share issue costs of $388,823 were incurred in connection with the private placement.

Cash resources and liquidity

At September 30, 2017, the Company reported a working capital of $713,747 (December 31 2016 – $7,815,464). Included in working capital at September 30, 2017 was cash of $2,032,386 (December 31, 2016 $-8,286,064). At September 30, 2017 and December 31, 2016, the Company had no long-term debt.

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The Company’s remaining budgeted expenditures for the H2 2017 program is approximately $1.4 million and is contingent on the Company’s ability to successfully raise additional capital as outlined in Note 1 of the financial statements regarding going concern.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The financial statements include estimates, which, by their nature, are uncertain and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

i)	Significant Judgments in Applying Accounting Policies

The areas which require management to make significant judgments in applying the Company’s accounting policies in determining carrying values include, but are not limited to:

a)	Impairment analysis – Mineral Properties

The Company reviews its mineral properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. IFRS 6 - Exploration for and evaluation of mineral resources requires the Company to make certain judgments in respect of such events and changes in circumstances, and in assessing their impact on the valuations of the affected assets. The Company’s assessment is that as at September 30, 2017, no indicators of an impairment in the carrying value of its mineral properties had occurred.

ii)	Significant Accounting Estimates and Assumptions

The areas which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to:

a)	Impairment analysis – Mineral Properties

The Company reviews its mineral properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. If indicators of impairment are identified, management will perform an impairment test in accordance with IAS 36 – Impairment of assets (“IAS 36”). IAS 36 requires the Company to make certain judgments, assumptions, and estimates in determining the estimate of the net recoverable amount. Impairments are recognized when the carrying values exceed management’s estimate of the net recoverable amounts associated with the affected assets. The values shown on the balance sheet for Mineral Properties represents the Company’s assumption that the amounts are recoverable. As a result of the numerous variables associated with the Company’s judgments and assumptions, the precision and accuracy of estimates of recoverable amount is subject to significant uncertainties, and may change significantly as additional information becomes known.

b)	Stock options

The stock option pricing model requires the input of highly subjective assumptions including the expected life and volatility. Changes in the subjective input assumptions can materially affect the fair value estimate

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c)	Provision for decommissioning and restoration

The decommissioning and restoration liability and the accretion recorded are based on estimates of future cash flows, discount rates, and assumptions regarding timing. The estimates are subject to change and the actual costs for the decommissioning and restoration liability may change significantly.

d)	Deferred taxes

Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and on unused losses carried forward, and are measured using the substantively enacted tax rates that are expected to be in effect when the differences are expected to reverse or losses are expected to be utilized. Deferred tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, including forecasts, it is probable that they will be realized. The Company has not recorded the benefit of any tax losses or deductible temporary differences.

STANDARDS, AMENDMENTS AND INTERPRETATIONS TO EXISTING STANDARDS THAT ARE NOT YET EFFECTIVE AND HAVE NOT BEEN ADOPTED EARLY BY THE COMPANY

At the date of this MD&A, certain new standards, amendments and interpretations to existing standards have been published but are not yet effective, and have not been adopted early by the Company.

The Company anticipates that all of the relevant pronouncements will be adopted in the Company’s accounting policy for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Company’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements and are therefore not discussed below.

Share-based payments

In June 2016, the IASB issued amendments to International Financial Reporting Standard 2, Share-based Transactions (“IFRS 2”). The amendments are effective for periods beginning on or after January 1, 2018 and are to be applied prospectively. The amendments clarify the classification and measurement of share-based payment transactions. Management is currently assessing the impact of the amendments to IFRS 2 on the financial statements.

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments (“IFRS 9”) bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The extent of the impact of adoption of IFRS 9 has not yet been determined.

Leases

On January 13, 2016, the IASB issued International Financial Reporting Standard 16, Leases (“IFRS 16”). The new standard will replace existing lease guidance in IFRS and related interpretations, and requires companies to bring most leases on-balance sheet. The new standard is effective for annuals beginning on or after January 1, 2019. The Company is currently assessing the impact of IFRS 16.

FINANCIAL INSTRUMENTS

The Company’s financial instruments are described in Note 4 to the Company’s September 30, 2017 financial statements.

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RELATED PARTY TRANSACTIONS

In accordance with IAS 24 Related Parties, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

The Company’s related parties include its key management, the Company’s directors, and their close family members. At February 1, 2017, the Company ceased to have any common key management with Mountain Province and any fees from February 1, 2017 paid to Mountain Province are for reimbursable expenses. International Investment and Underwriting (“IIU”) is also a related party since it is controlled by Mr. Dermot Desmond. MCC Geoscience Inc. (“MCC”) is also a related party since it is controlled by a member of the Board of Directors.

None of the transactions with related parties incorporate special terms and conditions, and no guarantees were given or received. Related party transactions are recorded at their exchange amount, being the amount agreed to by the parties. Outstanding balances are settled in cash.

The Company had the following transactions and balances with its related parties including key management personnel, and Mountain Province which includes the monthly management fee charged by Mountain Province for the reimbursement of expenses incurred on the Company’s behalf by Mountain Province. The transactions with key management personnel are in the nature of remuneration which are paid directly by the Company and are not included in the monthly management fee charged by Mountain Province. The transactions with IIU are for the director fees and travel expenses of the Chairman of the Company. The transactions with MCC are for consulting fees and reimbursements of travel expenses.

The balances as at September 30, 2017 and December 31, 2016 were as follows:

	September 30,	December 31,
	2017	2016
Payable to key management personnel and directors	$7,447	$406
Payable to International Investment and Underwriting	11,250	22,832
Payable to MCC Geoscience Inc.	1,483	9,056

The transactions for the three and nine months ended September 30, 2017 and 2016 were as follows:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
The total of the transactions:
Management fee and reimburseable expenses charged by Mountain Province	$22,500	$22,500	$67,500	$67,500
International Investment and Underwriting	3,750	3,750	11,250	11,250
Consulting fees charged by MCC Geoscience Inc.	12,138	17,413	35,696	22,475
Remuneration of key management personnel	172,324	219,698	1,043,613	1,765,305

The remuneration expense of directors and other members of key management personnel for the three and nine months ended September 30, 2017 and 2016 were as follows:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Consulting fees, director fees, payroll and other short-term benefits	$103,505	$93,598	$344,866	$451,876
Share-based payment expense	72,569	126,100	709,997	1,313,429
	$176,074	$219,698	$1,054,863	$1,765,305

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CONTRACTUAL OBLIGATIONS

The Company has no contractual obligations at September 30, 2017 other than a management services agreement with Mountain Province, for an annual amount of approximately $90,000. The contract can be terminated at any time by either party without penalty.

OTHER MANAGEMENT DISCUSSION AND ANALYSIS REQUIREMENTS

RISKS

Kennady Diamond’s business of exploring and developing mineral resources involves a variety of operational, financial and regulatory risks that are typical in the mining industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and investing in the Company’s common shares should be considered speculative.

Kennady Diamond’s business of exploring and developing mineral properties is subject to a variety of risks and uncertainties, including, without limitation:

▪	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
▪	mining exploration risks, including risks related to accidents, equipment breakdowns or other unanticipated difficulties with or interruptions in production;
▪	the potential for delays in exploration activities or the completion of studies;
▪	risks related to the inherent uncertainty of exploration and cost estimates and the potential for unexpected costs and expenses;
▪	risks related to foreign exchange fluctuations and prices of diamonds;
▪	risks related to commodity price fluctuations;
▪	the uncertainty of profitability based upon the Company’s limited life and resultant losses;
▪	risks related to failure of the Company to obtain adequate financing on a timely basis and on acceptable terms, particularly given recent volatility in the global financial markets;
▪	risks related to environmental regulation, permitting and liability;
▪	political and regulatory risks associated with mining and exploration;
▪	aboriginal rights and title;
▪	failure of plant, equipment, processes and transportation services to operate as anticipated;
▪	possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments, and other risks of the mining industry; and
▪	other risks and uncertainties related to the Company’s prospects, properties and business strategy.

As well, there can be no assurance that any further funding required by the Company will become available to it, and if so, that it will be offered on reasonable terms, or that the Company will be able to secure such funding. Furthermore, there is no assurance that the Company will be able to secure new mineral properties or projects, or that they can be secured on competitive terms.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company’s common shares are listed on the TSX Venture Exchange under the symbol KDI. There are an unlimited number of common shares without par value authorized to be issued by the Company.

At November 17, 2017, there are 50,912,599 shares outstanding, 1,110,000 options and 152,666 restricted share units granted by the Company.

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DISCLOSURE CONTROLS AND PROCEDURES

Management has established processes to provide sufficient knowledge to support representations that it has exercised reasonable diligence that (i) the financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the financial statements, and (ii) the financial statements fairly present in all material respects the financial condition, results of operations and cash flow of the Company, as of the date of and for the periods presented.

In contrast to the certificate required for non-venture issuers under National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), the Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

(i)	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in the certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act. Forward-looking information may include, but is not limited to, statements with respect to the success of exploration activities, future mineral exploration, permitting time lines, requirements for additional capital, sources and uses of funds, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future remediation and reclamation activities, the timing of activities and the amount of estimated revenues and expenses. Forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of diamonds; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment where the Company operates will continue to support the development and operation of mining projects. Should underlying assumptions prove incorrect, or one or more of the risks and uncertainties described below materialize, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; delays or the inability to obtain necessary governmental permits or financing; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labor disputes or other unanticipated difficulties with or shortages of labor or interruptions in production; failure of plant, equipment or processes to operate as anticipated; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of

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production and cost estimates and the potential for unexpected costs and expenses, diamond price fluctuations; uncertain political and economic environments; changes in laws or policies, and other risks and uncertainties, including those described under Risks.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations. The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise, other than as required under applicable securities laws.

Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource Estimates

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all resource and reserve estimates included in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of Industry Guide 7 promulgated by the United States Securities and Exchange Commission (“SEC”) under the United States Securities Act of 1933, as amended, and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards under Industry Guide 7 do not define the terms and normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. Investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.

Disclosure of “contained ounces” (or “contained carats”) in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC’s Industry Guide 7, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under Industry Guide 7 standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U. S. standards.

On behalf of the Board of Directors,

“Rory Moore”

Dr. Rory Moore

President & CEO

November 17, 2017

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SCHEDULE “N”

INFORMATION CONCERNING THE COMBINED COMPANY

The following is a summary of the Combined Company, its business and operations, which should be read together with the more detailed information and financial data and statements contained elsewhere in this Circular. The information contained in this Schedule “N”, unless otherwise indicated, is given as of March 5, 2018.

All capitalized terms used in this Schedule “N” and not defined herein have the meaning ascribed to such terms in Schedule “A” – “Glossary of Terms” or elsewhere in this Circular. Unless otherwise indicated herein, references to “$”, “C$” or “Canadian dollars” are to Canadian dollars, references to “U.S.$” or “U.S. dollars” are to United States dollars. See in this Circular, “General Matters – Exchange Rate Data”. See also in this Circular, “Cautionary Statement Regarding Forward-Looking Statements”.

Corporate Structure

Name and Incorporation

On completion of the Arrangement, the Combined Company will continue the current operations of Mountain Province and Kennady under the name “Mountain Province Diamonds Inc.”, and be governed by the laws of the Province of Ontario. The Combined Company will, immediately following the Effective Time, directly own all of the issued and outstanding Kennady Shares and Kennady will be a wholly-owned subsidiary of Mountain Province.

It is expected that the business operations of the Combined Company will be headquartered in Toronto at 161 Bay Street, Suite 1410, P.O. Box 216, Toronto, Ontario, Canada, M5J 2S1.

The following diagram sets forth the corporate structure of the Combined Company following the Arrangement.

Description of the Business of the Combined Company

On completion of the Arrangement, the Combined Company will carry on the business operated by Mountain Province and Kennady, and its efforts will be focused on the mining and marketing of rough diamonds to the global market, expanding its high-grade diamond resources along the Kelvin–Faraday kimberlite corridor and identifying new kimberlites outside of the corridor. The Combined Company also expects to target the Kelvin–Faraday corridor for further exploration.

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The Combined Company’s portfolio of assets will include the following:

1.	its 49% interest in the GK Diamond Mine;

2.	its 100% interest in 22 federal leases and 58 claims in the Kennady North Project; and

3.	approximately $13.3 million in cash (expected cash holdings as of September 30, 2017).

The following table summarizes the expected mineral reserves and resources of the Combined Company:

Kimberlite Deposit	Classification	Tonnes (Mt)	Carats (Mct)	Grade (cpht)
5034	Probable Reserve	12.8	22.3	174
	Indicated Resource
	Inferred Resource	0.8	1.2	150
Hearne	Probable Reserve	5.6	11.7	207
	Indicated Resource
	Inferred Resource	1.6	2.9	180
Tuzo	Probable Reserve	16.4	20.6	125
	Indicated Resource
	Inferred Resource	8.9	14.4	161
Kelvin	Probable Reserve
	Indicated Resource	8.5	13.6	160
	Inferred Resource
Faraday 2 and Faraday 3	Probable Reserve
	Indicated Resource
	Inferred Resource	3.3	5	154
Summary	Probable Reserve	34.8	54.6	157
	Indicated Resource	8.5	13.6	160
	Inferred Resource	14.6	23.5	161

Notes:

(1)	5034, Hearn and Tuzo mineral reserves / resources summarized from Gahcho Kué Project, 2014 Feasibility Study Report NI 43-101 Technical Report dated May 13, 2014 as amended May 27, 2014 (less production up to December 31, 2016).
(2)	Mineral reserves / resources are reported at a bottom cut-off of 1.0 mm.
(3)	Mineral resources are not mineral reserves and do not have demonstrated economic viability.
(4)	Tonnes and carats are rounded to the nearest 100,000.
(5)	Tuzo tonnes exclude 0.6 Mt of a granite raft and CRX_BX.
(6)	Resources and reserves have been reported in this report to remain consistent with previous technical reports.
(7)	Probable reserves for 5034 are net of production that occurred in 2016.
(8)	MT = Metric tonnes, Mct = Million carats, Cpht = Carats per hundred tonnes.

Information regarding commercial production guidance for the GK Diamond Mine can be found in the documents incorporated by reference to Schedule “J” – “Information Concerning Mountain Province”.

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Diamond Properties

GK Diamond Mine

Information regarding the GK Diamond Mine can be found in the documents incorporated by reference to Schedule “J” – “Information Concerning Mountain Province”.

Kennady North Project

Information regarding the Kennady North Project can be found at Schedule “K” – “Information Concerning Kennady” under the heading “Mining Properties – Kennady North Project”.

Description of Securities

The authorized share capital of the Combined Company will be the same as the currently authorized share capital of Mountain Province and the rights associated with each Combined Company Share will be the same as the rights associated with each Mountain Province Share. The Combined Company will have an unlimited number of Combined Company Shares authorized for issuance.

Based on pro forma figures as of the date hereof that give effect to the Arrangement, it is anticipated that there will be (i) 209,893,285 Combined Company Shares issued and outstanding, (ii) 3,640,000 Combined Company Options issued and outstanding, and (iii) 488,665 Combined Company RSUs issued and outstanding. See “Pro Forma Consolidated Capitalization” in this Schedule “N” – “Information Concerning the Combined Company”.

Unaudited Pro Forma Financial Information

The unaudited pro forma consolidated financial statements of the Combined Company and accompanying notes are included in Schedule “O” – “Unaudited Pro Forma Condensed Consolidated Financial Statements of Mountain Province” to this Circular. The following selected unaudited pro forma consolidated financial information (expressed in thousands of Canadian dollars) is based on the assumptions described in the respective notes to the unaudited pro forma consolidated financial statements included in this Circular at Schedule “O” – “Unaudited Pro Forma Condensed Consolidated Financial Statements of Mountain Province”.

Pro Forma Consolidation Capitalization

The following table sets forth the approximate capitalization of the Combined Company after giving effect to the Arrangement.

	Amount Authorized or to	Amount Outstanding After Giving
Designation of Security	be Authorized	Effect to the Arrangement
Combined Company Shares	Unlimited(1)	209,893,285
Combined Company Options	20,989,328(2)	3,640,000
Combined Company RSUs	20,989,328(2)	488,665

Notes:

(1)	Based on there being (i) 160,253,501 Mountain Province Shares outstanding as of the date hereof, (ii) 50,912,599 Kennady Shares outstanding as of the date hereof (after deducting any Kennady Shares held by Mountain Province), entitling the holders thereof to acquire 0.975 of a Mountain Province Share for each Kennady Share following the Effective Time of the Arrangement.

(2)	Expected authorized Combined Company Options and Combined Company RSUs are presented as an aggregate figure. Mountain Province has a rolling 10% long term equity incentive plan (the Mountain Province Long Term Equity Incentive Plan) pursuant to which the Mountain Province Board may grant stock option, SAR, RSU and DSU awards within the limits identified in the Mountain Province Long Term Equity Incentive Plan. See “Particulars of Other Matters to Be Acted Upon – Approval of Long Term Equity Incentive Plan” in the management

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information circular of Mountain Province dated May 17, 2016, which is incorporated by reference in this Circular and available under Mountain Province’s issuer profile on SEDAR at www.sedar.com.

Dividends

There will be no restrictions in the Combined Company’s articles or elsewhere which would prevent the Combined Company from paying dividends following completion of the Arrangement, other than customary general solvency requirements and certain restrictions imposed by the Mountain Province Indenture and the Senior Secured Credit Facility. For information on Mountain Province’s dividend policy, see “Description of Common Shares” in Schedule “J” – “Information Concerning Mountain Province”.

Principal Securityholders

To the best of the knowledge of the directors and officers of Mountain Province and Kennady, upon completion of the Arrangement, there will be no persons or companies who will beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to the Combined Company Shares, after giving effect to the Arrangement except as follows:

Name	Number of Combined Company Shares	Percentage of Voting Rights
Dermot Fachtna Desmond(1)	52,075,539	24.8%(2)

Note:

(1)	Represents holdings beneficially owned or controlled by Mr. Dermot Fachtna Desmond. The holdings of Mr. Desmond and Bottin (International) Investments Ltd. have been aggregated as Mr. Desmond controls Bottin (International) Investments Ltd. Based on the number of Mountain Province Shares (being 37,951,887 Mountain Province Shares) and Kennady Shares (being 14,485,797 Kennady Shares) beneficially owned or controlled by Mr. Desmond as of the date hereof, Mr. Desmond would beneficially own or control 52,075,539 Combined Company Shares upon the completion of the Arrangement.
(2)	Assuming 209,893,285 Combined Company Shares outstanding at the Effective Time, based on there being (i) 160,253,501 Mountain Province Shares outstanding, being the number of Mountain Province Shares outstanding as of the date hereof, plus 49,639,784 Mountain Province Shares expected to be issued under the Arrangement as Arrangement Consideration, being the number of Kennady Shares outstanding as of the date hereof (after deducting any Kennady Shares held by Mountain Province). The foregoing assumes that no additional Mountain Province Shares or Kennady Shares will be issued until the Effective Time, and that there will be no Dissenting Shareholders.

Officers and Directors of the Combined Company

Directors

Upon completion of the Arrangement, it is expected that board of directors of the Combined Company will be the current Mountain Province Board, which is composed of the following six directors: Jonathan Comerford, David Whittle, Bruce Dresner, Peeyush Varshney, Karen Goracke and Carl Verley.

Upon completion of the Arrangement, it is expected that the board of directors of Kennady will be replaced as of the Effective Date by persons nominated by Mountain Province.

Officers

Following the completion of the Arrangement, it is expected that the management of the Combined Company will be the current management of Mountain Province, which includes the following individuals: David Whittle, Perry Ing and Reid Mackie.

Following the completion of the Arrangement, it is expected that the management of Kennady will be replaced as of the Effective Date by persons appointed by the reconstituted Kennady Board.

N-4

Executive Compensation

Following the completion of the Arrangement, it is expected that the Combined Company will maintain the policies of Mountain Province with respect to executive compensation. See “Executive Compensation” in the management information circular of Mountain Province dated February 28, 2017, which is incorporated by reference in this Circular and available under Mountain Province’s issuer profile on SEDAR at www.sedar.com.

Compensation of Directors

Following the completion of the Arrangement, it is expected that the Combined Company will maintain the policies of Mountain Province with respect to director compensation. See “Executive Compensation – Director Compensation” of the management information circular of Mountain Province dated February 28, 2017, which is incorporated by reference in this Circular and available under Mountain Province’s issuer profile on SEDAR at www.sedar.com.

Stock Exchange Listing

On the completion of the Arrangement, it is expected that the Mountain Province Shares will continue to trade on the TSX and Nasdaq under the symbol “MPVD”.

Auditor

Following the completion of the Arrangement, it is expected that the auditor for the Combined Company will continue to be KPMG LLP.

Registrar and Transfer Agent

Following the completion of the Arrangement, it is expected that the transfer agent and registrar of the Combined Company will continue to be Computershare Investor Services Inc.

N-5

SCHEDULE “O”

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF
MOUNTAIN PROVINCE

See attached.

O-1

Pro Forma Consolidated Financial Statements

(Expressed in thousands of Canadian Dollars)

MOUNTAIN PROVINCE

DIAMONDS INC.

As at and for the Nine Months Ended September 30, 2017 and for the Year Ended December 31, 2016

(Unaudited)

O-2

MOUNTAIN PROVINCE DIAMONDS INC.

Pro Forma Consolidated Balance Sheets

Expressed in thousands of Canadian dollars

(Unaudited)

As at September 30, 2017	Mountain Province Diamonds Inc.	Kennady Diamonds Inc.	Pro Forma Adjustments	Notes	Pro Forma Consolidated

ASSETS
Current assets
Cash	$14,867	$2,032	$-		$13,331
			(3,568)	5(e)
Amounts receivable	1,642	172	-		1,814
Prepaid expenses and other	331	66	-		397
Inventories	88,046	-	-		88,046
	104,886	2,270	(3,568)		103,588

Restricted cash	110,994	-	-		110,994
Reclamation deposit	-	250	-		250
Derivative assets	90	-	-		90
Mineral properties	-	603	181,219	5(a)	181,822
Property, plant and equipment	668,836	1,661	-		670,497

Total assets	$884,806	$4,784	$177,651		$1,067,241

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$30,681	$667	$4,486	5(d)	$35,834
Deferred premium on flow through shares	-	889	-		889
Derivative liabilities	882	-	-		882
Payable to De Beers Canada	48,464	-	-		48,464
Current portion of loan facility	122,740	-	-		122,740
	202,767	1,556	4,486		208,809

Loan facility	306,977	-	-		306,977
Decommissioning and restoration liability	24,687	172	-		24,859

Shareholders’ equity:
Share capital	475,570	107,546	68,675	5(c)	651,791
Share based payments reserve	5,309	4,788	(4,788)	5(c)	5,309
Deficit	(130,504)	(109,278)	109,278	5(c)	(130,504)
Total shareholders’ equity	350,375	3,056	173,165		526,596

Total liabilities and shareholders’ equity	$884,806	$4,784	$177,651		$1,067,241

The accompanying notes are an integral part of these pro forma financial statements.

O-3

MOUNTAIN PROVINCE DIAMONDS INC.

Pro Forma Consolidated Statements of Comprehensive Income (Loss)

Expressed in thousands of Canadian dollars

(Unaudited)

For the nine months ended September 30, 2017	Mountain Province Diamonds Inc.	Kennady Diamonds Inc.	Pro Forma Adjustments	Notes	Pro Forma Consolidated

Sales	$92,866	$-	$-		$92,866
Cost of sales:
Production costs	29,826	-	-		29,826
Cost of acquired diamonds	5,683	-	-		5,683
Depreciation and depletion	21,587	-	-		21,587
Earnings from mine operations	35,770	-	-		35,770
Exploration and evaluation expenses	-	17,855	-		17,855
Selling, general and administrative expenses	10,878	1,594	-		12,472

Operating income (loss)	24,892	(19,449)	-		5,443
Net finance income (expenses)	(26,280)	28	-		(26,252)
Derivative gains	1,415	-	-		1,415
Foreign exchange gains (losses)	32,984	-	-		32,984
Other expenses	-	(68)	68	5(f)	-
Other income	68	849	(68)	5(f)	849

Net income (loss) and comprehensive income (loss) for the period	$33,079	$(18,640)	$-		$14,439

Basic weighted average number of common shares outstanding (000’s)	160,171	-	49,640	5(b)	209,811
Diluted weighted average number of common shares outstanding (000’s)	160,601	-	49,640	5(b)	210,241

Basic income (loss) per common share	$0.21				$0.07
Diluted income (loss) per common share	$0.21				$0.07

The accompanying notes are an integral part of these pro forma financial statements.

O-4

MOUNTAIN PROVINCE DIAMONDS INC.

Pro Forma Consolidated Statements of Comprehensive Income (Loss)

Expressed in thousands of Canadian dollars

(Unaudited)

For the year ended December 31, 2016	Mountain Province Diamonds Inc.	Kennady Diamonds Inc.	Pro Forma Adjustments	Notes	Pro Forma Consolidated

Sales	$-	$-	$-		$-
Cost of sales:
Production costs	-	-	-		-
Cost of acquired diamonds	-	-	-		-
Depreciation and depletion	-	-	-		-
Earnings from mine operations	-	-			-
Exploration and evaluation expenses	-	31,807			31,807
Selling, general and administrative expenses	6,277	2,789	-		9,066

Operating income (loss)	(6,277)	(34,596)	-		(40,873)
Net finance income (expenses)	122	185	-		307
Derivative gains	6,028	-	-		6,028
Foreign exchange gains (losses)	4,835	-	-		4,835
Other expenses	-	(90)	90	5(f)	-
Other income	90	336	(90)	5(f)	336

Net income (loss) and comprehensive income (loss) for the period	$4,798	$(34,165)	$-		$(29,367)

Basic weighted average number of common shares outstanding (000’s)	159,744	-	49,640	5(b)	209,384
Diluted weighted average number of common shares outstanding (000’s)	160,374	-	49,640	5(b)	210,014

Basic income (loss) per common share	$0.03				$(0.14)
Diluted income (loss) per common share	$0.03				$(0.14)

The accompanying notes are an integral part of these pro forma financial statements.

O-5

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Pro Forma Consolidated Financial Statements
As at and for the Nine Months Ended September 30, 2017 and for the Year Ended December 31, 2016
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted
(Unaudited)

1.	DESCRIPTION OF THE TRANSACTION

These unaudited pro forma consolidated financial statements have been prepared for the purpose of inclusion in an information circular dated March 5, 2018 in connection with the binding definitive agreement (the “Agreement”) announced on January 29, 2018 pursuant to which Mountain Province Diamonds Inc. (“Mountain Province” or the “Company”) will acquire all of the outstanding common shares of Kennady Diamonds Inc. (“Kennady”) pursuant to a plan of arrangement (the “Transaction”).

Under the terms of the Agreement, common shareholders of Kennady will receive 0.975 of one common share of Mountain Province (the “Exchange Ratio”) for each Kennady common share held. The total transaction consideration to be paid to the Kennady shareholders will be finalized when the Transaction is completed. These pro forma financial statements use the closing Company share price of $3.55 per share on January 26, 2018 to illustrate the consideration paid to Kennady shareholders.

2.	BASIS OF PRESENTATION

The unaudited pro forma consolidated statement of comprehensive income (loss) for the nine months ended September 30, 2017 and the unaudited pro forma consolidated statement of comprehensive income (loss) for the year ended December 31, 2016 give effect to the Transaction as if it had occurred on January 1, 2016. The unaudited pro forma consolidated balance sheet as at September 30, 2017 gives effect to the Transaction as if it had occurred on September 30, 2017.

The pro forma consolidated financial statements have been prepared by management of Mountain Province to give effect to the transaction described in note 1 and have been compiled from and include:

a)	An unaudited pro forma consolidated balance sheet as at September 30, 2017 combining the unaudited interim balance sheet of Mountain Province as at September 30, 2017 with the unaudited interim balance sheet of Kennady as at September 30, 2017;
b)	An unaudited pro forma consolidated statement of comprehensive income (loss) for the year ended December 31, 2016 combining the audited results of operations of Mountain Province for the year ended December 31, 2016 with the audited results of operations of Kennady for the year ended December 31, 2016;
c)	An unaudited pro forma consolidated statement of comprehensive income (loss) for the nine months ended September 30, 2017 combining the unaudited results of operations of Mountain Province for the nine months ended September 30, 2017 with the unaudited results of operations of Kennady for the nine months ended September 30, 2017;

The unaudited pro forma consolidated financial statements should be read in conjunction with the description of the transaction in this Information Circular and with the historical financial statements and notes included therein. The aforementioned documents are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com or on the respective company’s websites.

Certain reclassifications have been made to the historical financial statements of Kennady in the preparation of the unaudited pro forma consolidated financial statements to conform to the financial statement presentation currently adopted by Mountain Province, and to align the accounting policies of Kennady to those applied by Mountain Province.

The historical consolidated financial statements have been adjusted to give effect to pro forma events that are (1) directly attributable to the Transaction, (2) factually supportable, and (3) with respect to the income statement,

O-6

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Pro Forma Consolidated Financial Statements
As at and for the Nine Months Ended September 30, 2017 and for the Year Ended December 31, 2016
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted
(Unaudited)

certain expenses are a one time cost and others are expected to have a continuing impact on the consolidated results.

The Transaction is considered to be an asset acquisition whereby the purchase price is allocated to the assets acquired and liabilities assumed on a relative fair value basis and the Company’s acquisition costs are considered as part of the purchase price. This method utilizes fair value estimates and assumptions as at the acquisition date. The preliminary purchase price allocation estimates used may be materially different than the values reported as at the Transaction closing date.

The unaudited pro forma consolidated financial statements have been presented for informational purposes only. In the opinion of the Company’s management, all adjustments considered necessary for a fair presentation have been included. The pro forma information is not necessarily indicative of what the Company’s financial position or financial performance actually would have been had the Transaction been completed as of the dates indicated and does not purport to project the future financial position or operating results of the Company. Similarly, these unaudited pro forma condensed consolidated financial statements do not reflect the additional savings or costs that may result from the Transaction and no amounts have been included in the purchase price allocation for the estimated costs to be incurred to achieve savings or other benefits of the Transaction.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited pro forma consolidated financial statements have been compiled using the significant accounting policies as set out in the audited financial statements of the Company as at and for the year ended December 31, 2016, prepared in accordance with IFRS.

4.	PURCHASE PRICE ALLOCATION

The Company has assumed a preliminary purchase price of $179,789 to acquire the assets and liabilities of Kennady. This price is the product of the 50,912,599 Kennady common shares outstanding as at March 5, 2018 and the equity issuance ratio of 0.975 Company shares per Kennady shares and an assumed share price of $3.55 (see note 1) and calculated as follows:

Kennady’s shares outstanding (000’s)	50,913
Exchange ratio	0.975
Company shares issued (000’s)	49,640
Company share price	3.55
Purchase price	$176,221
Add: Company transaction costs	3,568
Aggregate purchase price	$179,789

O-7

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Pro Forma Consolidated Financial Statements
As at and for the Nine Months Ended September 30, 2017 and for the Year Ended December 31, 2016
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted
(Unaudited)

The preliminary aggregate purchase price has been allocated to the following identifiable assets and liabilities based on their estimated fair values as of September 30, 2017:

Cash	$2,032
Amounts receivable	172
Prepaid expenses	66
Reclamation deposit	250
Property, plant and equipment	1,661
Mineral properties	181,822
Accounts payable and accrued liabilities	(5,153)
Deferred premium on flow through shares	(889)
Decommissioning and restoration liability	(172)
Total net identifiable asset acquired	$179,789

The final purchase price and allocation to the acquired assets and assumed liabilities will ultimately be determined as of the date of the closing of the Transaction.

5.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The following assumptions and adjustments are used to give the effect that the Transaction had occurred on January 1, 2017:

a)	An adjustment to mineral properties of approximately $181,219 as of September 30, 2017 to reflect the estimated fair value of the acquired mineral properties;
b)	An adjustment to reflect the issuance of 49,639,784 common shares of Mountain Province at $3.55 per common share in connection with the acquisition of 100% of the outstanding shares of Kennady as shown in note six;
c)	An adjustment to eliminate the historical Kennady shareholders’ equity;
d)	An adjustment for estimated Transaction costs of $4,486 incurred by Kennady prior to Transaction, which includes items such as change in control payments, legal fees, the cost of a fairness of opinion etc.
e)	An adjustment for the Transaction costs incurred by the Company, estimated as $3,568;
f)	An adjustment to eliminate management fee revenue of Mountain Province and management fee expenses of Kennady.

6.	PRO FORMA SHARE CAPITAL

	September 30, 2017
	Number (000’s)	Amount
Company common shares outstanding	160,254	$475,570
Company common shares issued under the Transaction	49,640	176,221
Total	209,894	$651,791

O-8

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Pro Forma Consolidated Financial Statements
As at and for the Nine Months Ended September 30, 2017 and for the Year Ended December 31, 2016
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted
(Unaudited)

7.	PRO FORMA EARNINGS (LOSS) PER SHARE

For the nine months ended September 30, 2017:	(000’s)
Company weighted average number of common shares outstanding - basic	160,171
Company weighted average number of common shares outstanding - diluted	160,601
Adjustment for company common shares to be issued under the Transaction	49,640
Pro forma weighted average common shares outstanding - basic	209,811
Pro forma weighted average common shares outstanding - diluted	210,241
Pro forma company earnings attributable to common shareholders	$14,439
Pro forma earnings per share - basic	$0.07
Pro forma earnings per share - diluted	$0.07

For the year ended December 31, 2016:	(000’s)
Company weighted average number of common shares outstanding - basic	159,744
Company weighted average number of common shares outstanding - diluted	160,374
Adjustment for company common shares to be issued under the Transaction	49,640
Pro forma weighted average common shares outstanding - basic	209,384
Pro forma weighted average common shares outstanding - diluted	210,014
Pro forma company loss attributable to common shareholders	$(29,367)
Pro forma loss per share - basic	$(0.14)
Pro forma loss per share - diluted	$(0.14)

O-9

ANY QUESTIONS AND REQUESTS FOR ASSISTANCE

MAY BE DIRECTED TO THE

PROXY SOLICITATION AGENT:

North American Toll-Free: 1-877-452-7184

Collect Calls Outside North America: 416-304-0211

Email: assistance@laurelhill.com